As filed with the Securities and Exchange Commission on November 14, 2017.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

REGISTRATION STATEMENT

FOR REGISTRATION UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

AMERICOLD REALTY TRUST

(Exact name of Registrant as specified in its Governing Instruments)

10 Glenlake Parkway

South Tower, Suite 600

Atlanta, Georgia 30328

(678) 441-1400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Fred Boehler

President and Chief Executive Officer

10 Glenlake Parkway

South Tower, Suite 600

Atlanta, Georgia 30328

(678) 441-1400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

C. Spencer Johnson, III Keith M. Townsend King & Spalding LLP 1180 Peachtree Street, N.E. Atlanta, GA 30309 (404) 572-4600	Edward F. Petrosky J. Gerard Cummins Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Shares of Beneficial Interest, $0.01 par value per share	$10,000,000.00	$1,245.00

(1)	Includes common shares issuable upon the exercise of the underwriters’ option to purchase additional common shares. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated November 14, 2017

PROSPECTUS

Shares

Common Shares

This is Americold Realty Trust’s initial public offering. We are selling             common shares.

We expect the initial public offering price to be between $             and $             per share. Currently, no public market exists for our common shares. We intend to apply to list our common shares on the New York Stock Exchange, or the NYSE, under the symbol “COLD.”

We are a Maryland real estate investment trust and have elected to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes. Our amended and restated declaration of trust, or our declaration of trust, will contain a restriction on ownership of our common shares that prevents any person or entity from owning, directly or indirectly, more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding common shares, subject to certain exceptions. These restrictions, as well as other share ownership and transfer restrictions contained in our declaration of trust, are designed to enable us to comply with the restrictions imposed on REITs by the Internal Revenue Code of 1986, as amended, or the Code. See “Description of Shares of Beneficial Interest—Restrictions on Transfer.”

Investing in our common shares involves risks. See “Risk Factors” beginning on page 40 of this prospectus.

	Per Common Share	Total
Initial public offering price	$	$
Underwriting discount (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	For a description of the compensation payable to the underwriters, see “Underwriting.”

We have granted the underwriters an option to purchase up to an additional          common shares from us at the initial public offering price, less the underwriting discount, at any time or from time to time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver our common shares on or about                 , 2017.

Joint Book-Running Managers

BofA Merrill Lynch	J.P. Morgan	RBC Capital Markets

The date of this prospectus is                 , 2017

You should rely only on the information contained in this prospectus or in any free writing prospectus we may specifically authorize to be delivered or made available to you. Neither we nor the underwriters (nor any of our or their respective affiliates) have authorized anyone to provide you with additional or different information. Neither we nor the underwriters (nor any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the accuracy or completeness of, any additional or different information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, our common shares only to investors in jurisdictions where such offers and sales are permitted. The information in this prospectus or any applicable free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of common shares. Our business, financial condition, liquidity, results of operations and prospects may have changed since that date.

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MARKET DATA AND FORECASTS

We use market data and industry forecasts and projections throughout this prospectus. We have obtained portions of this information from market research reports prepared for us by The Global Cold Chain Alliance, or GCCA, and Cushman & Wakefield of Illinois, Inc., or Cushman, in connection with this offering. Such information is included herein in reliance on each of GCCA’s and Cushman’s authority as an expert on such matters. See “Experts.” In addition, we have obtained portions of this information from publications of the International Association of Refrigerated Warehouses, or IARW, an industry organization comprising approximately 1,200 member companies in 75 countries, according to GCCA, and from other publicly available industry publications. The data, forecasts and projections contained in these materials are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the forecasts or projections will be achieved. We believe that the surveys and market research performed by others, including GCCA, Cushman and IARW, are reliable, but we have not independently investigated or verified this information or any of the underlying economic assumptions relied upon therein. The forecasts and projections presented herein involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements.”

TRADEMARKS

This prospectus includes our trademarks, such as Americold and Americold Realty, which are protected under applicable intellectual property laws and are the property of Americold Realty Trust and its subsidiaries. We have also registered the Internet domain name: www.americold.com. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names. In addition, this prospectus contains trademarks of other companies, which we do not own. Such inclusion is for illustrative purposes only. We do not intend the use or display of other companies’ trademarks herein to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN METRICS

In this prospectus, unless otherwise stated herein, when we refer to “cubic feet” in one of our temperature-controlled facilities, we refer to refrigerated cubic feet (as opposed to total cubic feet, refrigerated and otherwise) therein.

SUMMARY

This summary provides an overview of selected information contained elsewhere in this prospectus, but does not contain all of the information that you should consider before making a decision to invest in our common shares. You should carefully read this entire prospectus and the registration statement of which this prospectus is a part in their entirety before making a decision to invest in our common shares, including the information discussed under “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the information presented in our historical consolidated financial statements and related notes contained elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our” and “our company” refer to Americold Realty Trust, a Maryland real estate investment trust, and its consolidated subsidiaries, including Americold Realty Operating Partnership, L.P., a Delaware limited partnership and the subsidiary through which we conduct our business, which we refer to as “our operating partnership,” and references to “common shares” refer to our common shares of beneficial interest, $0.01 par value per share.

Our Company

We are the world’s largest owner and operator of temperature-controlled warehouses. We are organized as a self-administered and self-managed REIT with proven operating, development and acquisition expertise. As of September 30, 2017, we operated a global network of 160 high-quality warehouses encompassing 945.3 million cubic feet, with 142 warehouses in the United States, six warehouses in Australia, seven warehouses in New Zealand, two warehouses in Argentina and three warehouses in Canada. Upon the completion of this offering, we will be the first publicly traded REIT focused on the temperature-controlled warehouse industry.

We consider our temperature-controlled warehouses to be “mission critical” real estate in the markets we serve from “farm to fork” and an integral component of the temperature-controlled food infrastructure supply chain, which we refer to as the “cold chain.” The cold chain is vital for maintaining the quality of food producers’, distributors’, retailers’ and e-tailers’ temperature-sensitive products, protecting brand reputation and ensuring consumer safety and satisfaction. Our customers depend upon the location, high-quality, integration and scale of our portfolio to ensure the integrity and efficient distribution of their products. Many of our warehouses are located in key logistics corridors in the countries in which we operate, including strategically critical U.S. and international metropolitan statistical areas, or MSAs, while others are connected or immediately adjacent to customers’ production facilities. We believe our strategic locations and the extensive geographic presence of our integrated warehouse network are fundamental to our customers’ ability to optimize their distribution networks while reducing their capital expenditures, operating costs and supply-chain risks. Many of the warehouses in our real estate portfolio have been modernized to reduce our power costs and increase their competitive position through reliable temperature-control systems and processes.

We consider ownership of our temperature-controlled warehouses to be fundamental to our business, our ability to attract and retain customers and our ability to achieve our targeted return on invested capital. We believe that the ownership of our real estate provides us with cost of capital and balance sheet advantages, stemming from the attractive financing options available to real estate owners and the tax advantages of being a REIT. We also believe that consolidation of the ownership and operation of our portfolio significantly enhances the value of our business by allowing us to provide customers with our complementary suite of value-added services across one integrated and reliable cold chain network. Ownership of our integrated cold chain network enhances our ability to efficiently reposition customers and undertake capital improvements or other modifications on their behalf without the need to obtain third-party approvals. Our decision to own, rather than lease, a significant majority of our warehouses provides us with better control over the specialized nature of our assets and greater influence over our warehouse locations on a long-term basis, which is crucial to meeting our customers’ “mission-critical” cold chain needs.

We view and manage our business through three primary business segments—warehouse, third-party managed and transportation.

Our core business is our warehouse segment, where we provide temperature-controlled warehouse storage and related handling and other warehouse services. In our warehouse segment, we collect rent and storage fees from customers to store their frozen and perishable food and other products within our real estate portfolio. We also provide our customers with handling and other warehouse services related to the products stored in our buildings that are designed to optimize their movement through the cold chain, such as the placement of food products for storage and preservation, the retrieval of products from storage upon customer request, blast freezing, case-picking, kitting and repackaging and other recurring handling services. We refer to these handling and other services as our value-added services.

Under our third-party managed segment, we manage warehouses on behalf of third parties and provide warehouse management services to several leading food retailers and manufacturers in customer-owned facilities, including some of our largest and longest-standing customers. We believe using our third-party management services allows our customers to increase efficiency, reduce costs, reduce supply-chain risks and focus on their core businesses. We also believe that providing third-party management services to many of our key customers underscores our ability to offer a complete and integrated suite of services across the cold chain.

In our transportation segment, we broker and manage transportation of frozen and perishable food and other products for our customers. Our transportation services include consolidation services (i.e., consolidating a customer’s products with those of other customers for more efficient shipment), freight under management services (i.e., arranging for and overseeing transportation of customer inventory) and dedicated transportation services, each designed to improve efficiency and reduce transportation and logistics costs to our customers. We typically provide these transportation services at cost plus a service fee or, in the case of our consolidation services, we charge a fixed fee.

We believe our transportation services, together with our value-added services, provide our customers with a comprehensive solution for storing and transporting their products through the cold chain. We also believe that this comprehensive solution ultimately enhances the value of our real estate by differentiating us from our competitors, enhancing customer retention and driving warehouse storage and occupancy.

Our global footprint enables us to efficiently serve over 2,600 customers consisting primarily of producers, distributors, retailers and e-tailers of frozen and perishable food products, such as fruits, vegetables, meats, seafood, novelties, dairy and packaged foods. We believe the creditworthiness and geographic diversity of our customer base provide us with stable cash flows and a strong platform for growth. The weighted average length of our relationship with our 15 largest customers in our warehouse segment exceeds 35 years. The total warehouse segment revenues generated by our 15 largest customers in our warehouse segment have been steady over the last three years, representing 50%, 51% and 52% of our total warehouse segment revenues for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, respectively. Each of these 15 largest customers has been in our network for the entirety of these periods.

We believe we are entering a new growth period for our company. In 2010, we solidified our position as the largest owner and operator of temperature-controlled warehouses in the world with our acquisition and integration of 74 temperature-controlled warehouses (representing 416 million cubic feet) from Versacold International Corporation, or Versacold. Over the last five years, we have:

•	assembled a new and talented senior management team based on their real estate, food and logistics industry expertise and ability to bring best practices from outside the temperature-controlled storage industry to our operations;

•	spent over $635 million to grow and maintain our warehouse business and optimized our real estate portfolio by relocating customers within our network to consolidate occupancy, reduce costs and increase profitability;

•	utilized a strategic approach to recurring maintenance capital expenditures and repair and maintenance expenses to maintain the high quality and operational efficiency of our warehouses;

•	implemented new commercial business development and underwriting standards and processes;

•	transitioned a significant portion of our rent and storage revenues generated on an as-utilized, on-demand basis to a fixed storage commitment basis, as evidenced by the annualized rent and storage revenues generated from our fixed storage commitment contracts and leases as of September 30, 2017 equaling 38.3% of our total warehouse segment rent and storage revenues for the twelve months ended September 30, 2017;

•	invested over $60 million on our information technology platform and customer interface to create an integrated and scalable information technology system;

•	enhanced our operating and financial results and realized strong same store contribution (i.e., net operating income (NOI)) growth in our warehouse segment of 13.5% for the nine months ended September 30, 2017 and 2.1% and 3.2% for the years ended December 31, 2016 and December 31, 2015 or, on a constant currency basis, 13.1% for the nine months ended September 30, 2017 and 2.9% and 6.1% for the years ended December 31, 2016 and December 31, 2015, in each case, compared to the corresponding prior period;

•	repositioned our balance sheet to provide flexibility for expansion and growth of our portfolio;

•	implemented a strategic effort to exit or sell non-strategic warehouses; and

•	established a substantial expansion and development pipeline built around disciplined and consistent internal underwriting parameters designed to generate strong risk-adjusted returns.

We believe these initiatives, combined with our size, scope, experience and status as the first publicly-traded REIT focused on the temperature-controlled warehouse industry, will position us to grow our warehouse portfolio, expand our customer base, enhance our market share and create value for our shareholders.

Our Warehouse Portfolio

As of September 30, 2017, our 160 warehouses contained approximately 945.3 million cubic feet and approximately 3.2 million pallet positions. We believe that the volume of cubic feet in our warehouses and the number of pallets contained therein provide a more meaningful measure of our storage space than warehouse surface area expressed in square feet as customers generally contract for storage on a pallet-by-pallet basis, not on a square footage basis. Our warehouses feature customized racking systems that allow for the storage of products on pallets in horizontal rows across vertically stacked levels. Our racking systems can accommodate a wide array of different customer storage needs. The following table provides summary information regarding the warehouses in our portfolio that we owned, leased or managed as of September 30, 2017.

Country / Region	# of warehouses	Cubic feet (in millions)		% of total cubic feet	Pallet positions (in thousands)	Average physical occupancy (1)	Revenues (2) (in millions)	Applicable segment contribution (NOI) (2)(3) (in millions)	Total customers (4)
Owned / Leased (5)
United States
Central	34	241.3		27%	874.3	74%	$231.8	$78.1	862
East	24	166.0		19%	540.2	76%	247.3	65.4	752
Southeast	38	178.2		20%	575.6	77%	203.1	56.3	674
West	38	223.8		25%	972.6	80%	256.8	98.1	755

United States Total / Average	134	809.4		91%	2,962.8	77%	$939.0	$297.9	2,365

International
Australia	5	47.6		5%	142.7	94%	$153.3	$35.5	85
New Zealand	7	22.8		3%	72.9	84%	32.9	9.8	98
Argentina	2	9.7		1%	21.6	83%	13.8	3.4	30

International Total / Average	14	80.2		9%	237.2	90%	$200.1	$48.7	204

Owned / Leased Total / Average	148	889.5		100%	3,200.0	78%	$1,139.1	$346.6	2,612

Third-Party Managed
United States	8	41.5		74%	—	—	$216.7	$10.3	8
Australia	1	—	(6)	—	—	—	8.1	1.7	1
Canada	3	14.3		26%	—	—	18.2	2.2	3
Third-Party Managed Total / Average	12	55.8		100%	—	—	$243.0	$14.2	12

Portfolio Total / Average	160	945.3			3,200.0	78%	$1,382.0	$360.7	2,633

(1)	We define average physical occupancy as the average number of occupied pallets divided by the estimated number of average physical pallet positions in our warehouses for the twelve months ended September 30, 2017. We estimate the number of physical pallet positions by taking into account actual racked space and by estimating unracked space on an as-if racked basis. We base this estimate on the total cubic feet of each room within the warehouse that is unracked divided by the volume of an assumed rack space that is consistent with the characteristics of the relevant warehouse. On a warehouse by warehouse basis, rack space generally ranges from two to three feet depending upon the type of facility and the nature of the customer goods stored therein. The number of our pallet positions is reviewed and updated quarterly, taking into account changes in racking configurations and room utilization.
(2)	Last twelve months ended September 30, 2017.
(3)	We use the term “segment contribution (NOI)” to mean a segment’s revenues less its cost of operations (excluding any depreciation, depletion and amortization, impairment charges and corporate-level selling, general and administrative expenses). The applicable segment contribution (NOI) from our owned and leased warehouses and our third-party managed warehouses is included in our warehouse segment contribution (NOI) and third-party managed segment contribution (NOI), respectively. See “—Summary Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Data and Operating Data” for more information.
(4)	We serve some of our customers in multiple geographic regions and in multiple facilities within geographic regions. As a result, the total number of customers that we serve is less than the total number of customers reflected in the table above that we serve in each geographic region.
(5)	As of September 30, 2017, we owned 112 of our U.S. warehouses and ten of our international warehouses, and we leased 22 of our U.S. warehouses and four of our international warehouses. As of September 30, 2017, seven of our owned facilities are located on land that we lease pursuant to long-term ground leases.
(6)	Constitutes non-refrigerated, or “ambient,” warehouse space. This facility contains 330,527 square feet of ambient space.

We own, develop and manage multiple types of temperature-controlled warehouses, which allows us to service our customers’ needs across our network. Our warehouse portfolio consists of five distinct property types:

•	Distribution. As of September 30, 2017, we owned or leased 59 distribution centers with approximately 463.1 million cubic feet of temperature-controlled capacity and 1.5 million pallet positions. Distribution centers typically house a wide variety of customers’ finished products until future shipment to end users. Each distribution center is located in a key distribution hub that services a distinct surrounding population center in a major market.

•	Public. As of September 30, 2017, we owned or leased 46 public warehouses with approximately 205.5 million cubic feet of temperature-controlled capacity and 823.3 thousand pallet positions. Public warehouses generally store multiple types of inventory and cater to small and medium-sized businesses by primarily serving the needs of local and regional customers.

•	Production Advantaged. As of September 30, 2017, we owned or leased 39 production advantaged warehouses with approximately 203.1 million cubic feet of temperature-controlled capacity and 864.6 thousand pallet positions. Production advantaged warehouses are temperature-controlled warehouses that are typically dedicated to one or a small number of customers. Production advantaged warehouses are generally located adjacent to or otherwise in close proximity to customer processing or production facilities and were often build-to-suit at the time of their construction.

•	Facility Leased. As of September 30, 2017, we had four facility leased warehouses with approximately 17.9 million cubic feet of temperature-controlled capacity. We charge our customers that are party to these leases rent based on the square footage leased in our warehouses. Our facility leased warehouses are facilities that are leased to third parties, such as retailers, e-tailers, distributors, transportation companies and food producers, that desire to manage their own temperature-controlled warehousing or carry on processing operations generally in warehouses adjacent, or in close proximity, to their retail stores or production facilities. The majority of our facility leased warehouses are leased to third parties under “triple net lease” arrangements.

•	Third-Party Managed. As of September 30, 2017, we managed 12 warehouses on behalf of third parties. We manage warehouses on behalf of third parties and provide warehouse management services to several leading food retailers and manufacturers in customer-owned facilities, including some of our largest and longest-standing customers. Our third-party managed segment provides a complete outsourcing solution by managing all aspects of the distribution of our customers’ products, including order management, reverse logistics, inventory control and, in some instances, dedicated transportation services for temperature-controlled and ambient (i.e., non-refrigerated) customers.

The following map shows the locations of our temperature-controlled warehouses in North America by property type as of September 30, 2017.

United States and Canada

The following maps show the locations of our temperature-controlled warehouses in Australia, New Zealand and Argentina by property type as of September 30, 2017.

Australia	New Zealand	Argentina

Investments in Our Warehouses

We employ a strategic investment approach to maintain a high-quality portfolio of temperature-controlled warehouses to ensure that our warehouses meet the “mission critical” role they serve in the cold chain.

We have successfully modernized many of our warehouses to reduce our power costs and increase their competitive position through reliable temperature-control systems that can implement distinct temperature zones within the same warehouse. In addition, we use LED lighting, motion-sensor technology, variable frequency drives for our fans and compressors, third-party efficiency reviews and real-time monitoring of energy consumption, rapid close doors and alternative-power generation technologies to improve the energy efficiency of our warehouses. We believe that our warehouses are well-maintained and in good operating condition.

We believe that our comprehensive suite of value-added services and integrated information technology platform provide us with a significant competitive advantage. Over the last five years, we have invested more than $60 million on our integrated and standardized information technology platform across our network, including a proprietary consolidated customer interface system we call “i-3PL.” We believe that the cost of developing and integrating our information technology platform and customer interface in the years following our acquisition of Versacold is now complete. We will continue to invest in our information technology platform and customer interface as warranted to maintain or expand our competitive advantage. Our information technology platform provides us with the ability to streamline our warehouse operations and the data necessary to evaluate opportunities in our portfolio and guide business decisions. Our information technology platform, coupled with our customer interface, provides our customers with what we believe is a “best-in-class” experience in managing the products they store with us. In addition, we designed our operating systems to be scalable, which we believe allows us to integrate acquired or newly-developed properties in an efficient manner while retaining customers.

We actively seek opportunities to expand our warehouse portfolio through targeted expansions and developments in order to serve customer-specific needs and take advantage of favorable market conditions supported by demonstrable customer demand. We seek to expand on land parcels that we own when possible. We currently own more than 600 acres of land adjacent to more than 60 of our temperature-controlled warehouses, which is in addition to land we own adjacent to our warehouses that is either currently under development or in our future development pipeline. This land has the potential to support future expansions of existing temperature-controlled warehouses and the development of new temperature-controlled warehouses aggregating approximately 500 million cubic feet and 1.7 million pallet positions (based on standard warehouse configurations consistent with our existing network). We generally consider land adjacent to our temperature-controlled warehouses to be more readily available for development than outside development opportunities, including acquisitions, as we avoid costs and other impediments associated with land acquisitions, and in certain cases the land adjacent to our facilities is already fully entitled for use as temperature-controlled storage. We refer to growth opportunities that involve the development of land we already own as expansion opportunities and opportunities that involve the acquisition of land for development as development opportunities.

Since 2014, we have completed three expansion and development opportunities totaling approximately $41 million in construction costs and aggregating 9.9 million cubic feet and approximately 23,000 pallet positions. As of September 30, 2017, we have three expansion and development opportunities under construction with an estimated total cost of approximately $132.0 million and with scheduled completion dates ranging from the fourth quarter of 2017 to the fourth quarter of 2018. We expect these expansion and development opportunities to include approximately 26.7 million cubic feet and approximately 108,000 pallet positions. No assurance can be given that the actual cost or completion dates of any expansions and developments will not exceed our estimates.

Based on market conditions, we anticipate commencing an average of two to three expansion or development opportunities annually representing anticipated invested capital of between approximately $75 million and $200 million. As of September 30, 2017, we have identified and are either actively underwriting or otherwise evaluating a range of expansion and development opportunities with an estimated total cost in excess of $1.2 billion, including potential expansion opportunities on more than 85 acres of land adjacent to nine temperature-controlled warehouses in our existing real estate portfolio. We intend to focus the expansion of our warehouse capacity primarily in the production advantaged and distribution property types. We believe these property types are the most critical points in the cold chain and most directly align with supporting the growth of our customers. These future pipeline opportunities are at various stages of discussion and consideration and, based on historical experiences, many of them may not be pursued or completed as contemplated or at all. For additional information regarding the actual and projected returns on our expansion and development opportunities and the calculation methodology and assumptions related thereto, please see “Business and Properties—Investments in Our Warehouses.”

Industry Overview

Under “Industry Overview,” we have included a report furnished by GCCA. Except for information pertaining to our company, the following is a summary of that report and is subject to, and qualified in its entirety by reference to, GCCA’s report.

Revenue Growth Forecasts

GCCA forecasts, beginning in 2018, owners and operators of U.S. temperature-controlled warehouses as a whole will show a five year compounded annual growth rate in revenues of 4%. This forecast is based on GCCA’s view that U.S. demand from food producers, distributors, retailers and e-tailers exceeds currently available temperature-controlled capacity in the United States. Expectations regarding revenue growth are largely tied to demand side considerations that vary across regions, including population trends, consumer preferences and regional food safety concerns. Revenue growth rates in developing countries vary considerably and are highly dependent upon location, rate of expansion of temperature-controlled warehouse space, existence and scope of requisite infrastructure and other local factors.

Market Opportunities

In the United States, the combination of tight warehouse capacity, increased demand for a range of handling and other warehouse services and the stable and relatively inelastic demand for frozen and perishable food products should fuel steady demand for temperature-controlled warehouse space and drive growth in related revenues. In other developed countries, demand for temperature-controlled warehouse space should remain relatively steady in the coming years based on the stable and relatively inelastic demand for frozen and perishable food products. GCCA believes that an owner with a large-scale network of high-quality temperature-controlled warehouses will be well-positioned to take advantage of these trends by capturing customer demand for warehouse space and enhancing the value of the cold chain to its customers by allowing consolidation of storage needs onto a single integrated platform or network. An owner with the ability to provide value-added services to supplement its network would further support its ability to capitalize on this market opportunity.

GCCA also believes that the underdeveloped nature of the temperature-controlled warehouse industry in many developing countries—particularly those with an expanding middle class and increasing appetite for frozen and perishable foods like meat, dairy and produce—should benefit owners and operators of temperature-controlled warehouses with the financial wherewithal to take advantage of the market opportunity.

Temperature-Controlled Warehouses Cushman & Wakefield Report

Under “Temperature-Controlled Warehouses Cushman & Wakefield Report,” we have included a report furnished by Cushman. The following is a summary of that report and is subject to, and qualified in its entirety by reference to, Cushman’s report. Because of the highly specialized and custom-designed nature of many temperature-controlled warehouses, there are relatively few sale transactions in the cold storage sector relative to the ambient warehouse sector. The thin market activity associated with temperature-controlled warehouses limits Cushman’s ability to definitively establish a general temperature-controlled warehouse capitalization rate or detail sector-wide changes based solely on empirical temperature-controlled warehouse transaction data. Cushman believes, however, that capitalization rates in the ambient warehouse sector represent a basis for analyzing the capitalization rates applicable to temperature-controlled facilities because of the baseline similarities between these assets and the mission critical role each type of asset plays in commerce. Using ambient warehouse capitalization rates and taking into account the temperature-controlled sale transactions of which Cushman is aware, Cushman’s general market experience and industry knowledge, and Cushman’s discussions with its regional brokers across the United States that cover relevant sectors, Cushman’s observation is that, as of the date of its report, market capitalization rates in the temperature-controlled warehouse sector for triple net leased temperature-controlled facilities ranged from 6.25% to 7.25% and for owner operated temperature-controlled facilities ranged from 7.50% to 8.25%, in each case, as of the date of the Cushman report. The higher capitalization rates attributable to the owner operated facilities are attributable to the net operating income derived from the handling and other services provided by the owner to customers at the facility. Cushman believes that temperature-controlled facilities have benefited from the same capitalization rate compression that has helped drive values in the ambient warehouse sector since the global financial crisis, which is also supported by the limited empirical data available on temperature-controlled sale transactions.

Please see “Temperature-Controlled Warehouses Cushman & Wakefield Report” for additional detail regarding capitalization rates applicable to temperature-controlled warehouses.

Occupancy of our Warehouses

Physical occupancy of an individual warehouse is impacted by a number of factors, including the type of warehouse (i.e., distribution, public, production advantaged, or facility leased), specific customer needs in the markets served by the warehouse, timing of harvests or protein production for customers of the warehouse, the existence of leased but unoccupied pallets and the adverse effect of weather or market conditions on the customers of the warehouse. On a portfolio-wide basis, physical occupancy rates and warehouse revenues generally peak between mid-September and early-December in connection with the holiday season and the peak harvest season in the United States. Physical occupancy rates and warehouse revenues on a portfolio-wide basis are generally the lowest during May and June.

Our target occupancy across our warehouse portfolio varies by warehouse and warehouse type because our warehouses are configured to accommodate the individual needs of our customers. In contrast to standard ambient warehouses that typically target an occupancy rate of 95%, we generally regard approximately 85% average physical occupancy across our temperature-controlled warehouse portfolio as optimal, subject to relevant local market conditions and individual customer needs. We do not believe that a 100% occupancy rate is an ideal target for utilization of our warehouses because optimizing pallet throughput and efficient delivery of relevant value-added services require a certain amount of free pallet position capacity at all times in order to be able to efficiently place, store and retrieve products from pallet positions, particularly during periods of greatest occupancy or highest volume.

Throughput at our Warehouses

The level of throughput at our warehouses is an important factor impacting our warehouse services revenues in our warehouse segment. Throughput refers to the volume of pallets that enter and exit our warehouses. Higher levels of throughput drive warehouse services revenues in our warehouse segment as customers are typically billed on a basis that takes into account the level of throughput of the goods they store in our warehouses.

Our Competitive Strengths

We believe that we distinguish ourselves as the global market leader in the temperature-controlled warehouse industry through the following competitive strengths:

Global Market Leader in Temperature-Controlled Warehousing

We are the largest global and U.S. owner and operator of “mission critical” temperature-controlled warehouses. As of September 30, 2017, our global network consisted of 160 high-quality warehouses, 122 of which we owned, and encompassed 945.3 million cubic feet of temperature-controlled storage space. Based on information from IARW and our management, as of October 2017, our network represented approximately 20.7% of the total estimated cubic footage of temperature-controlled warehouse storage in the United States and approximately 4.5% globally. As of October 2017, we owned, leased or managed significantly more temperature-controlled warehouse storage space than any of our competitors, as reflected in the following graphs:

Estimate of U.S. Temperature-Controlled Market Share (as of October 2017)

Source: IARW Top Companies in USA and North America, October 2017 and USDA National Agricultural Statistics Service, “Refrigerated Space: By Type of Warehouse” chart. Company figures provided by our company.

Estimate of Global Temperature-Controlled Market Share (as of October 2017)

Source: GCCA and IARW Top Companies in USA and North America, October 2017. Company figures provided by our company.

We believe that our position as the global and U.S. market leader in the ownership and operation of temperature-controlled warehouses helps us realize economies of scale that reduce our operating costs and lower our overall cost of capital, which positions us well to compete for customers and external growth opportunities. The scope and breadth of our real estate portfolio and the flexibility of our information technology platform allows us to efficiently onboard customers into additional facilities across the full footprint of our network, which results in reduced onboarding and operating costs and increased revenues as compared to competitors with less extensive platforms. In addition, the size of our real estate portfolio allows us to efficiently reposition customer products and goods across our warehouses to meet changing customer needs.

Extensive Integrated Network of Strategically-Located, “Mission Critical” Warehouses

We consider our temperature-controlled warehouses to be “mission critical” real estate in the markets we serve from “farm to fork” and an integral component of the cold chain. The cold chain is vital for maintaining the quality of food producers’, distributors’, retailers’ and e-tailers’ temperature-sensitive products, protecting brand reputation and ensuring consumer safety and satisfaction. Our customers depend upon the location, high-quality, integration and scale of our temperature-controlled warehouse network to ensure the integrity and efficient distribution of their products. Many of the warehouses in our portfolio have been modernized to reduce our power costs and increase their competitive position through reliable temperature-control systems and processes, and we believe that our warehouses are well-maintained and in good operating condition. Many of our warehouses are located in key logistics corridors in the countries in which we operate, including strategically critical U.S. and international MSAs, while others are connected or immediately adjacent to customers’ production facilities.

We believe our strategic locations and the extensive geographic presence of our integrated warehouse network are fundamental to our customers’ ability to optimize their distribution networks while reducing their capital expenditures, operating costs and supply-chain risks. For example, customers at our production advantaged facilities are able to minimize their logistics costs by leveraging our network of distribution warehouses servicing MSAs such as New York, Los Angeles, San Francisco, Seattle, Washington D.C., Boston, Chicago, Dallas and Atlanta when moving their products through the cold chain. As the largest owner and operator of temperature-controlled warehouses in the world, we believe our extensive integrated network of strategically located warehouses is unrivaled and, together with our substantial expertise and comprehensive suite of value-added services, make us an attractive provider of temperature-controlled storage solutions to leading food producers and retailers.

Long-Standing Relationships with Our Largest Customers and Strong Credit-Quality Customer Base

We believe our long-standing relationships with our largest customers and the strong credit quality of our customer base represent two important competitive strengths. Many of our customers entrust us with the management of their cold chain from production to end user. The weighted average length of our relationship with our 15 largest customers in our warehouse segment exceeds 35 years. The total warehouse segment revenues generated by our 15 largest customers in our warehouse segment have been steady over the last three years, representing 50%, 51% and 52% of our total warehouse segment revenues for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, respectively. Each of these 15 largest customers has been in our network for the entirety of these periods. The scope and scale of our warehouse portfolio coupled with our global brand and our long-standing relationships with top frozen food companies positions us well to grow market share as our customers continue to grow organically and through acquisitions.

Many of our customers are leading participants in the food industry, including nine of the ten largest frozen food companies based on 2015 global sales according to information from Refrigerated Frozen Foods (the latest date as of which information is available). Of our 15 largest customers in our warehouse segment, seven are rated investment grade, two are rated Ba2/BB and the remainder consist of established private companies that we believe are creditworthy. Our bad debt expense in our warehouse segment constituted only 0.09% and 0.001% of our total warehouse segment revenues for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively. The integral role our warehouses play for our customers’ cold chain has allowed us to qualify as a “critical vendor” in certain bankruptcies involving our customers in the past and we believe it should allow us to qualify in the future, which, in turn, would enhance our ability to fully collect on our accounts receivable during the pendency of the bankruptcy proceeding.

Differentiated Operating Systems and Information Technology Deployed Across Warehouse Network

The reliability and efficiency of our temperature-controlled warehouses have material implications for our customers’ respective businesses. Over the last five years, we have invested more than $60 million to create what we consider to be an industry-leading integrated and standardized information technology platform and a consolidated customer interface across our warehouse portfolio. Our information technology platform provides us with the ability to streamline our warehouse operations and the data necessary to evaluate customer performance and contract compliance by comparing contract terms to actual contract performance and by identifying business trends and guiding business decisions. Our information technology platform, coupled with our customer interface, provides our customers with what we believe is a “best-in-class” experience in managing the products they store with us. We believe this level of service is critical not only in assisting our customers to optimize their logistics operations, but also in meeting their regulatory obligations under various food safety laws and regulations. In addition, we provide our customers with many key services through our “i-3PL” customer interface system, such as inventory visibility and rotation, documentation of chain of temperature custody, order management, and access to key performance indicators, all on a real-time basis, across our integrated network of high-quality warehouses. Our operating systems are designed to be scalable, which we believe allows us to integrate acquired or newly-developed properties in an efficient manner while retaining customers. We believe that our comprehensive suite of value-added services and integrated information technology platform are superior to our competition and provide us with a significant competitive advantage.

Ownership of Our Real Estate Increases Our Financial Flexibility and Enhances the Value of Our Business

Historically, we have owned a significant majority of the temperature-controlled warehouses in our portfolio as opposed to leasing those warehouses or entering into warehouse management arrangements with third-party owners. We believe that the ownership of our real estate provides us with cost of capital and balance sheet advantages, stemming from the attractive financing options available to real estate owners and the tax advantages of being a REIT. In addition, in an acquisition, we would have the ability to utilize our “UPREIT” operating partnership structure to provide attractive tax-advantaged consideration (i.e., interests in our operating partnership) to potential sellers. We also believe that consolidation of the ownership and operation of our portfolio significantly enhances the value of our business by allowing us to provide customers with our complementary suite of value-added services across one integrated and reliable cold chain network. Ownership of our integrated cold chain network enhances our ability to efficiently reposition customers and undertake capital improvements or other modifications on their behalf without the need to obtain third-party approvals. Our decision to own, rather than lease, a significant majority of our warehouses provides us with better control over the specialized nature of our assets and greater influence over our warehouse locations on a long-term basis, which is crucial to meeting our customers’ “mission critical” cold chain needs and allows us to enhance our suite of value-added services. For instance, each of our 15 largest customers stores goods in multiple sites across our real estate portfolio, ranging from three sites for one of these customers to more than 20 sites for seven of these customers. By storing goods in multiple sites across our real estate portfolio, our customers can track network-wide inventory levels and efficiently move goods from rural production-advantaged sites to metropolitan distribution centers without leaving our network.

Strong Cash Flows from Stable Demand for Frozen Food and Diverse Revenue Sources

We believe stable demand in the food industry creates consistent cold chain demand, with low volatility, for our warehouses, which provides our business with strong cash flows even during periods of general economic stress. Population growth, global food shortages, urbanization and fresh, chilled and frozen food consumption help drive demand for temperature-controlled warehouse space and services. As shown in the figure below, the U.S. temperature-controlled warehouse industry has experienced relatively stable revenue growth since 2006, a period marked by significant dislocation in the global financial markets, commodity shocks, profound disruption to the retail markets and secular shifts in consumer habits and preferences.

U.S. Temperature-Controlled Warehouse Industry Revenues (2006-2017E)

Source: IBIS Report as of February 2017.

We believe our ability to provide an integrated global network of high-quality temperature-controlled warehouses paired with our comprehensive suite of value-added services makes us an attractive storage solution for food producers, distributors, retailers and e-tailers of varying sizes who move products through the cold chain to meet the demands of consumers and positions us to capture a greater share of the demand for temperature-controlled storage solutions as compared to our competitors.

Our warehouse segment revenues are also diversified by geography, product and warehouse type, which enhance the stability of our cash flows. Our portfolio had the following geographic, product and warehouse type diversification statistics, based on warehouse segment revenues and, in the case of warehouse type diversification, warehouse segment revenues and contribution (NOI), for the twelve months ended September 30, 2017. Amounts in these charts may not sum due to rounding.

Warehouse Segment Revenues by Country (Last Twelve Months Ended September 30, 2017)	Warehouse Segment Revenues by Product Type (Last Twelve Months Ended September 30, 2017)

(1)    Retail reflects a broad variety of product types from retail customers.

(2)    Packaged food reflects a broad variety of temperature-controlled meals and foodstuffs.

(3)    Distributors reflects a broad variety of product types from distribution customers.

Warehouse Segment Revenues by Warehouse Type (Last Twelve Months Ended September 30, 2017)	Warehouse Segment Contribution (NOI) by Warehouse Type (Last Twelve Months Ended September 30, 2017)

Talented and Experienced Senior Management Team and Alignment of Interest

Our senior management team was assembled based on their real estate, food and logistics industry expertise and their ability to bring best practices from outside the temperature-controlled storage industry to our operations. Our senior management team includes talented and experienced executives from leading companies with extensive experience in managing temperature-controlled warehouses and food distribution centers and deep relationships with customers, suppliers and vendors. We believe this experience is critical to our ability to meet the demands of our customers and grow our business. Our five-person senior management team has an average of nearly 22 years of experience in the real estate, temperature-controlled warehouse, logistics, manufacturing and food industries.

Upon the completion of this offering, the members of our senior management team will beneficially own, on a fully-diluted basis, approximately     % (or approximately     % if the underwriters exercise in full their option to purchase additional common shares) of our outstanding common shares. We believe our senior management team’s meaningful ownership of our common shares aligns their economic interests with those of our shareholders.

Strong, Flexible Balance Sheet Positioned for Growth

Upon the completion of this offering, we believe we will have a strong, flexible balance sheet that positions us for growth. On November    , 2017, we closed into escrow on new senior secured credit facilities, or our New Senior Secured Credit Facilities, consisting of a five-year, $500.0 million senior secured term loan A facility, or our New Senior Secured Term Loan A Facility, and a three-year, $350.0 million senior secured revolving credit facility, or our New Senior Secured Revolving Credit Facility. Our New Senior Secured Revolving Credit Facility has a one-year extension option subject to certain conditions. The effectiveness of our New Senior Secured Credit Facilities is contingent upon the completion of this offering, after which our Existing Senior Secured Credit Facilities (as defined below) will be replaced. We intend to use the net proceeds from this offering, together with borrowings under our New Senior Secured Term Loan A Facility, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility (as defined below).

As of September 30, 2017, we had no debt maturities (other than principal amortization) prior to December 2018, and the weighted average stated maturity of our indebtedness on a pro forma basis after giving

effect to this offering was             years. We have strong relationships with numerous lenders, investors and other capital providers, which have provided us access to the private secured and unsecured credit markets. Since 2010, we have raised approximately $2.1 billion of debt financing. In addition, unlike many of our largest competitors, we believe our ownership of a significant percentage of our warehouses enhances the strength and flexibility of our balance sheet. As the first publicly traded REIT focused on the temperature-controlled warehouse industry, we believe our ability to access both the public and private capital markets to fund our business and growth strategies provides us with a significant competitive advantage and distinguishes us from our competitors.

We had a net debt to Core EBITDA (as defined below) ratio of 5.26 for the twelve months ended September 30, 2017, and a net debt to total enterprise value (as defined below) ratio of                  as of September 30, 2017, in each case on a pro forma basis after giving effect to this offering and the pro forma adjustments described in “Unaudited Pro Forma Condensed Consolidated Financial Statements.” Our net debt to Core EBITDA ratio and our net debt to total enterprise value ratio involve financial measures that are not calculated in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. See “—Summary Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Data and Operating Data” for a reconciliation of each of Core EBITDA and net debt to the most comparable financial measures calculated in accordance with U.S. GAAP.

Ability to Offer Comprehensive Cold Chain Solutions Drives the Value of Our Real Estate Portfolio

We believe our strategically located temperature-controlled real estate portfolio is unmatched in terms of its scale, geographic presence and integration, which is fundamental to providing our customers with the specialized real estate infrastructure necessary to move their products through the cold chain. Our extensive portfolio enables us to partner with our customers as they grow by optimizing the location of their products and streamlining their storage, handling and transportation costs through, among other things, the comprehensive suite of value-added services we offer across our integrated real estate portfolio and the logistics solutions we provide. We believe our information technology platform further increases the efficiency, integration and reliability of our customers’ cold chain by providing us with the ability to rationalize our warehouse operations and the data necessary to evaluate opportunities in our network and guide business decisions. Our technology platform is scalable, which we believe allows us to efficiently integrate acquired or newly developed temperature-controlled warehouses. We believe that the size, scope and integration of our network, the comprehensive suite of value-added services provided therein and the utilization of our “best-in-class” information technology platform significantly enhance the value of our real estate portfolio and provide us with a competitive advantage when competing for development and acquisition opportunities.

Our Business and Growth Strategies

Our primary business objective is to enhance shareholder value by serving our customers, growing our market share and increasing cash flows from operations. We also believe that our ability to execute on our business and growth strategies will enhance the overall value of our real estate. The strategies we intend to execute to achieve these objectives include:

Enhancing Our Operating and Financial Results Through Proactive Asset Management

We seek to enhance our operating and financial results by (i) supporting our customers’ growth initiatives in the cold chain, (ii) optimizing occupancy, (iii) underwriting and deploying yield management initiatives and (iv) executing operational optimization and cost containment strategies.

•	Supporting Our Customers’ Growth Initiatives in the Cold Chain. We partner with our customers to become an integral part of their cold chain operations. As part of this strategy, we seek to provide value-added services to customers in our warehouse segment to help them identify opportunities for improvements in their cold chain operations and, once identified, to design customized solutions to meet those opportunities. These solutions may include modifying pallet configuration to optimize racking utilization, enhancing a customer’s storage and handling to minimize unproductive storage time and relocating inventory to more strategic positions in our warehouse portfolio. We also believe we can continue to increase our share of customer spending on temperature-controlled storage by selectively increasing our existing warehouse capacity and supplementing our temperature-controlled warehouse network with expansions, developments and acquisitions in response to identified customer needs.

We intend to focus the expansion of our warehouse capacity primarily in the production advantaged and distribution property types. We believe these property types are the most critical points in the cold chain and most directly align with supporting the growth of our customers. Our production advantaged warehouses are often build-to-suit facilities customized to support a single customer under a long-term contract (typically with an initial term of ten to 20 years). Our distribution warehouses are often higher-volume facilities located in or near strategically desirable MSAs which are configured to efficiently serve multiple customers under varying contract terms (typically three to ten years depending upon the needs of a customer). We believe production advantaged and distribution warehouses provide an attractive opportunity for achieving strong risk-adjusted returns as these property types afford us a higher visibility into customer demand.

•	Optimizing Occupancy. We believe our high-quality, integrated warehouse network and value-added services offer significant cost-savings and comprehensive solutions to our customers and, when combined with our proactive approach to enhancing the cold chain for our customers, drive occupancy. We continuously monitor the business profile of our customers to seek to ensure our temperature-controlled warehouse network, equipment and information technology platform align with the needs of our customers and drive additional occupancy. We seek to accomplish this through, among other things, implementing optimized pricing structures and fixed storage commitments under our contracts. Through data collected by our information technology platform, we identify trends in the cold chain that allow us to provide solutions often before our customers identify an opportunity for enhancement. We also seek to utilize customer profiles built with our in-house information technology and historical customer data to increase occupancy by identifying additional customers with different seasonal storage needs than existing customers.

We seek to utilize data from our information technology platform to proactively position our warehouse portfolio to meet the changing needs of our customers. In instances where there is excess capacity, we actively manage our portfolio to optimize occupancy. We continuously review the geographic scope of our portfolio and capacity in individual markets. Since January 1, 2014, we have sold or exited 11 facilities that were non-strategic. In addition, we are expanding our warehouse portfolio in two strategic MSAs that are characterized by limited supply to serve growing demand from our customers.

•	Underwriting and Deploying Yield Management Initiatives. Our management team engages in a rigorous underwriting process in connection with new business development and deploying capital to enhance our warehouse portfolio. We seek to ensure that any project serves its intended business purpose and meets our return objectives. Our extensive information technology platform provides us with the data and business intelligence to actively monitor customer profiles and manage customer profitability at sites in our warehouse portfolio. If actual performance deviates from our underwritten customer profile, we may seek to implement equitable rate adjustments where justified by shifts in a customer’s profile or market dynamics in order to maintain or enhance our expected segment contribution (NOI).

•	Executing Operational Optimization and Cost Containment Strategies. We regularly pursue operational optimization and cost containment strategies for our warehouse portfolio through active asset management and will continue to actively monitor and pursue additional cost-saving automation and other measures where we believe they can help support customer efficiencies and reduce costs. We have successfully modernized many of our warehouses to reduce our power costs and increase their competitive position through reliable temperature-control systems that can implement distinct temperature zones within the same warehouse. In addition, we use LED lighting, motion-sensor technology, variable frequency drives for our fans and compressors, third-party efficiency reviews and real-time monitoring of energy consumption, rapid close doors and alternative-power generation technologies at many of our warehouses. As a result, while we increased average physical occupancy and throughput across our warehouse portfolio during the three-year period ended December 31, 2016, we utilized the aforementioned technologies to reduce our overall consumption of electricity in our U.S. temperature-controlled warehouse network by approximately 1.1% on a per throughput pallet basis. Power costs accounted for 6.7% and 6.6%, respectively, of our total warehouse segment revenues for the year ended December 31, 2016 and the nine months ended September 30, 2017.

We have also implemented several initiatives designed to reduce labor costs associated with our operations. One of these initiatives includes extensive safety and training programs designed to increase the efficiency of our employees, enhance the consistency of service across our temperature-controlled warehouse network and generally promote workplace safety. In addition, we recently implemented initiatives aimed at reducing warehouse employee turnover and managing our warehouse labor force more effectively with respect to overtime and contract work, particularly at our larger and higher throughput warehouses. Where economically advantageous, we seek to add advanced automation systems, which include automatic retrieval, case-picking and kitting and re-packing features, to our newly constructed warehouses, which reduces costs and drives operational optimization.

As a result of these and other initiatives implemented by our senior management team, we have enhanced our operating and financial results over the last three years, improved our warehouse segment contribution (NOI) margin from 29.0% for the year ended December 31, 2014 to 30.4% for the twelve months ended September 30, 2017 and increased our storage revenue per occupied pallet position for the same period from $185.32 to $199.35, representing a compounded annual growth rate of 2.7%. In addition, we increased our average physical occupancy from 74% for the year ended December 31, 2014 to 78% for the twelve months ended September 30, 2017. This has allowed us to realize strong same store contribution (NOI) growth of 13.5% for the nine months ended September 30, 2017 and 2.1% and 3.2% for the years ended December 31, 2016 and December 31, 2015 or, on a constant currency basis, 13.1% for the nine months ended September 30, 2017 and 2.9% and 6.1% for the years ended December 31, 2016 and December 31, 2015, in each case, compared to the corresponding prior period. Our warehouse segment contribution (NOI) presented on a same store or same store constant currency basis are not financial measures calculated in accordance with U.S. GAAP. Please see “—Summary Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Data and Operating Data” for a description of our warehouse segment contribution (NOI) calculated on a same store and a same store constant currency basis, as well as a reconciliation to the most directly comparable financial measure calculated in accordance with U.S. GAAP. Our same store contribution (NOI) growth for the nine months ended September 30, 2017 was driven by certain of our below-market contracts resetting to new rates; as this marks a new base for same store contribution (NOI) growth, we expect future same store contribution (NOI) growth to normalize consistent with same store contribution (NOI) growth as reflected in our full year 2016 and 2015 financial results.

We believe that the combination of our ability to execute these and other initiatives and the significant investments we have made in our business over the last five years will continue to drive our financial results and position us to expand our warehouse portfolio, grow our customer base, enhance our market share and create value for our shareholders.

Continue to Increase Committed Revenue in Our Warehouse Segment

Historically, providers of temperature-controlled warehouse space have offered storage services to customers on an as-utilized, on-demand basis. We actively seek to enter into contracts that implement our commercial business rules which contemplate, among other things, fixed storage commitments in connection with establishing new customer relationships or renewing agreements with existing customers, particularly with our largest customers, and variable rates for the value-added services we provide. Pricing for our storage and value-added services under our commercial business rules is based on the anticipated profile of our customer, including the anticipated pallet occupancy of the customer, anticipated throughput of pallets delivered and retrieved annually, expectations regarding the value-added services to be used by the customer, and anticipated labor hours necessary to provide the value-added services. Our significant investments in information technology and our utilization of collected customer data have facilitated the building of these customer profiles, which we believe provides us with a significant competitive advantage. We believe these terms allow our customers access to temperature-controlled warehousing space for their products on a reliable and consistent basis while at the same time help us manage and project occupancy across our real estate portfolio and generate predictable cash flows. Our fixed storage commitment contracts also typically include price increase mechanisms that are fixed or tied to the Producer Price Index, or PPI, an index published by the Bureau of Labor Statistics, or related indices, giving us the ability to recover cost increases which are incorporated in the indices, such as wage increases and increases in power, property taxes and other costs.

Over the last several years, we have transitioned a significant portion of our rent and storage revenues generated on an as-utilized, on-demand basis to a fixed storage commitment basis, as evidenced by the annualized rent and storage revenues from our fixed storage commitment contracts and leases as of September 30, 2017 equaling 38.3% of our total warehouse segment rent and storage revenues for the twelve months ended September 30, 2017. As of September 30, 2017, we had entered into contracts featuring fixed storage commitments or leases with 83 customers in our warehouse segment, which generated approximately $190.8 million of annualized committed rent and storage revenues as of September 30, 2017 and $455.0 million of total warehouse segment revenues for the twelve months ended September 30, 2017. Our contracts featuring fixed storage commitments typically have stated maturities ranging from three to seven years. As of September 30, 2017, our contracts featuring fixed storage commitments had a weighted average stated term of approximately five years and a weighted average remaining term of three years. We believe the scope and breadth of our network position us favorably to continue to increase our fixed storage commitments as we believe this structure offers commercial advantages to both our customers and us.

Focused and Disciplined Strategy to Expand Our Portfolio of Temperature-Controlled Warehouses

We believe our operating systems, scalable information technology platform and economies of scale provide us with a significant advantage over our competitors with respect to expansion, development and acquisition opportunities. We anticipate that as the first publicly traded REIT focused on the temperature-controlled warehouse industry we will have greater access to the capital markets than our competitors, which we believe will allow us to strategically enter new locations, fill gaps in existing distribution networks and effectively compete for expansion, development and acquisition opportunities.

•

Capitalize on Expansion and Development Opportunities. We actively seek opportunities to expand our warehouse portfolio in order to serve customer-specific needs and take advantage of favorable market conditions supported by demonstrable customer demand. We seek to expand on land parcels that we own when possible. We currently own more than 600 acres of land adjacent to more than 60 of our temperature-controlled warehouses, which is in addition to land we own adjacent to our warehouses that is either currently under development or in our future development pipeline. This land has the potential to support future expansions of existing temperature-controlled warehouses and the development of new temperature-controlled warehouses aggregating approximately 500 million cubic feet and 1.7 million pallet positions (based on standard warehouse configurations consistent with our existing network).

In evaluating customer-specific expansion and development opportunities, which we refer to as our customer-specific opportunities, we work with our customers to locate projects in the most logistically efficient locations to serve our customer’s needs for additional space. We also pursue expansion and development opportunities as driven by market dynamics and as necessary to support demonstrable customer needs or when strategically desirable, particularly near significant MSAs with respect to which we have existing facilities and particularized market knowledge. We refer to these opportunities as market-demand opportunities. We believe our demand-driven approach to expansion and development opportunities reduces the risks associated with these projects. Since 2014, we have completed three customer-specific expansion and development opportunities totaling approximately $41 million in construction costs, aggregating 9.9 million cubic feet and approximately 23,000 pallet positions. As of September 30, 2017, the average return on invested capital for the two projects that have reached stabilization ranged from approximately 18% to 20% and the budgeted stabilized return on invested capital for the third project is between 9% and 11%. For additional information regarding the calculation methodology and assumptions relating to our budgeted and actual returns on invested capital for expansion and development opportunities, please see “Business and Properties—Investments in Our Warehouses.” Our returns on completed expansions and developments may not be indicative of future results, and we may not achieve our targeted returns. A summary of our recently completed expansion and development opportunities as of September 30, 2017 is set forth below.

Recently Completed
	Opportunity Type	Facility Type	Cubic Feet (in millions)	Pallet Positions (in millions)	Cost of Expansion / Development		Completion Date
Facility					Total Cost (in millions)	Return on Invested Capital
Phoenix, AZ	Development	Distribution	3.5	12.1	$17.3	18%	Q1 2014
Leesport, PA	Expansion	Distribution	2.2	1.6	12.5	20.4%	Q3 2014
East Point, GA (1)	Redevelopment	Distribution	4.2	9.2	10.8	9.0-11.0% (2)	Q4 2016

Total			9.9	22.9	$40.6

(1) We acquired and redeveloped the East Point facility in 2016. (2) Figures represent budgeted stabilized return on invested capital with respect to the East Point facility.

•	Current Pipeline of Expansion and Development Opportunities. Based upon current market conditions, we anticipate executing an average of two to three expansion or development opportunities annually representing anticipated invested capital of between approximately $75 million and $200 million. Our current pipeline includes:

Under Construction. As of September 30, 2017, we have three expansion and development opportunities under construction with an estimated total cost of approximately $132.0 million and with scheduled completion dates ranging from the fourth quarter of 2017 to the fourth quarter of 2018. We expect these expansion and development opportunities to include approximately 26.7 million cubic feet and approximately 108,000 pallet positions, and they have budgeted stabilized returns on invested capital ranging from 8% to 15%. Two of the projects are market-demand expansion opportunities and one is a customer-specific development opportunity. No assurance can be given that the actual cost or completion dates of any expansions or developments will not exceed our estimate, or that our budgeted stabilized returns will be achieved. A summary of our under construction expansion and development opportunities as of September 30, 2017 is set forth below:

			Under Construction		Costs of expansion / development (in millions)			Budgeted Stabilized Return on Invested Capital	Target Completion Date
Facility	Opportunity Type	Facility Type	Cubic Feet (in millions)	Pallet positions (in thousands)	Cost to date	Estimate to completion (1)	Estimated cost (1)
Clearfield, UT	Expansion	Distribution	5.8	22	$23.3	$5.7	$29.0	12-15%	Q4 2017
Middleboro, MA	Development	Production Advantaged	5.2	28	2.7	21.3	24.0	8-12%	Q3 2018
Rochelle, IL	Expansion	Distribution	15.7	58	10.8	68.2	79.0	12-15%	Q4 2018

Total			26.7	108	$36.8	$95.2	$132.0

(1)	Reflects management’s estimate of cost of completion as of September 30, 2017.

Future Pipeline. As of September 30, 2017, we have also identified and are either actively underwriting or otherwise evaluating a range of expansion and development opportunities with an estimated total cost in excess of $1.2 billion, including potential expansion opportunities on more than 85 acres of land adjacent to nine temperature-controlled warehouses in our existing real estate portfolio. Our future pipeline includes both customer-specific and market-demand expansion and development opportunities. We note that these investments have not yet been approved by our board of trustees. Under current market conditions, we generally budget an unleveraged stabilized return on invested capital of between 10% and 15% on expansion opportunities and between 8% and 13% on development opportunities depending upon the site, construction and customer profile, although we may vary our budgeted stabilized returns for strategic purposes in certain customer or market-driven circumstances. These future pipeline opportunities are at various stages of discussion and consideration and, based on historical experiences, many of them may not be pursued or completed as contemplated or at all, and there is no assurance that our budgeted stabilized returns will be achieved. A summary of our future pipeline of customer-specific expansion and development opportunities as of September 30, 2017 is set forth below:

Customer-Specific Opportunities
Customer	Region	Opportunity Type	Facility Type
Retailer	International	Development	Distribution
Retailer	West	Development	Distribution
Retailer	International	Development	Distribution
Food Producer	East	Development	Production Advantaged
Food Producer	Central	Development	Production Advantaged
Food Producer	West	Expansion	Production Advantaged
Food Producer	Central	Expansion	Production Advantaged
Food Producer	West	Expansion	Production Advantaged
Retailer	West	Expansion	Distribution
Food Producer	Central	Expansion	Production Advantaged

A summary of our future pipeline of market-demand expansion and development opportunities as of September 30, 2017 is set forth below:

Market-Demand Opportunities
Market	Opportunity Type	Facility Type
New England	Development	Distribution
Southern California	Development	Distribution
Southeast	Expansion	Distribution
Central	Expansion	Distribution
Texas	Expansion	Distribution
Pacific Northwest	Expansion	Distribution

•	External Growth Through Acquisitions. We also have experience in identifying strategic acquisitions and successfully integrating them into our warehouse portfolio. In 2010, we completed the acquisition of Versacold’s warehouses and operations in the United States, Australia, New Zealand, Argentina and select managed assets in Canada to solidify our position as the largest owner and operator of temperature-controlled warehouses in the world. This strategic acquisition combined two of the leading temperature-controlled warehouse companies in the temperature-controlled storage industry and added 74 temperature-controlled warehouses (representing 416 million cubic feet) to our portfolio. Our information technology and customer interface facilitate our efforts to integrate acquisitions, drive synergies and generate superior risk-adjusted returns.

The temperature-controlled warehouse storage business in the United States is fragmented in terms of ownership and comprised primarily of closely held or family enterprises that own facilities concentrated in local markets. In addition, as of October 2015 (the latest period for which information is available), food producers, distributors, retailers and e-tailers in the United States owned 1.3 billion cubic feet of temperature-controlled warehouse space, according to the U.S. Department of Agriculture, or the USDA. These participants have increasingly made certain warehouses available for sale and outsourced their temperature-controlled warehousing needs in the related geographic areas to increase efficiency, reduce costs and redeploy capital into their core businesses. The ample supply of independent warehouses owned by smaller industry participants, together with the outsourcing opportunities from food producers, distributors, retailers and e-tailers, provide us the opportunity to strategically expand our warehouse portfolio in the United States and fill in gaps in existing distribution networks. We also intend to strategically grow our portfolio globally through acquisitions of temperature-controlled warehouses in attractive international markets to service demonstrable customer demand where we believe the anticipated risk-adjusted returns are consistent with our investment objectives. Specifically, we are targeting attractive growth opportunities for temperature-controlled warehouses in international markets in Asia and Europe. In Asia, we believe that the large and growing population, increasing affluence among citizens, evolving food consumption habits and limited number of temperature-controlled warehouses relative to population afford us an opportunity to utilize our strong reputation, operational expertise, strong relationships with existing customers already active in the region and balance sheet strength as a platform for temperature-controlled warehouse development and acquisition. In Europe, we believe there may be attractive opportunities to leverage our global brand, customer relationships and depth of experience to acquire an existing business and expand our integrated real estate portfolio.

Due to the size and scope of our integrated warehouse network, and the scalability of our operating systems and information technology platform, we believe we are well-positioned to continue to be a consolidator in the temperature-controlled warehouse storage industry.

Capitalize on Increased Outsourcing by Leading Global Food Producers, Distributors, Retailers and E-Tailers

Over the last 35 years, frozen food producers, distributors, retailers and e-tailers have increasingly outsourced their temperature-controlled warehousing needs to increase efficiency, reduce costs and redeploy capital into core businesses. Since 1979, the total amount of U.S. temperature-controlled warehouse capacity, as measured by cubic feet, outsourced by food producers, distributors, retailers, e-tailers and other comparable participants in the cold chain has grown at a compounded annual growth rate of 3.5%, according to USDA statistics. We anticipate that cold chain participants will continue to make certain of their “in-house” temperature-controlled warehouses available for sale in the future and, accordingly, will continue to look to third-party providers to meet their temperature-controlled warehouse storage and service needs in related geographic markets. We believe that our ability to offer the most extensive and integrated network of high-quality temperature-controlled warehouses globally with value-added services and our long-standing relationships with leading cold chain participants will enable us to capitalize on this trend.

Well Positioned to Benefit from E-Commerce Growth

Our warehouse portfolio serves as a fundamental bridge between food producers and fulfillment centers – whether for online e-tailers or traditional brick and mortar retailers. While the growing popularity of e-commerce has re-organized the retail landscape in the United States, it has not adversely impacted the overall volume of temperature-sensitive goods moving through the cold chain, the stability of our cash flows or the integrity of our warehouse portfolio. Moreover, we believe our global footprint and the comprehensive temperature-controlled storage solutions that we offer across our integrated real estate portfolio make us well-positioned to capture substantial growth in temperature-controlled storage demand generated by the rise of e-tailers, who typically require significantly more logistics space than traditional retailers. We believe our ability to design, build and operate warehouses across the cold chain makes us an attractive storage solution for the growing e-tailer segment and positions us well to generate new relationships, drive growth and capture market share by increasing our presence in the e-commerce channel.

Expand Our Presence by Increasing Market Share for Other Temperature-Sensitive Product Types

Although we focus on providing temperature-controlled warehouse space to the food industry, we also store other forms of temperature-sensitive products, including pharmaceutical, floral and chemical products. As the rapid growth in e-commerce continues to increase the flow of products through the global distribution network, we believe our ability to provide comprehensive and consistent quality warehousing and value-added services at all points in the cold chain put us in a strong position to develop new relationships, drive growth and enhance market share with producers, distributors, retailers and e-tailers in other temperature-sensitive products. Additionally, we have the flexibility to store non-temperature-sensitive “dry” goods in our warehouses to the extent desirable.

Recurring Maintenance Capital Expenditures and Repair and Maintenance Expenses

We utilize a strategic approach to recurring maintenance capital expenditures and repair and maintenance expenses to maintain the high quality and operational efficiency of our warehouses and ensure that our warehouses meet the “mission critical” role they serve in the cold chain.

Recurring Maintenance Capital Expenditures

Recurring maintenance capital expenditures are capitalized investments made to extend the life of, and provide future economic benefit from, our existing temperature-controlled warehouse network and its existing supporting personal property and information technology systems. Examples of recurring maintenance capital expenditures related to our existing temperature-controlled warehouse network include replacing roofs, replacing refrigeration equipment, re-racking our warehouses, and implementing energy efficiency projects, such as LED lighting, motion-sensor technology, variable frequency drives for our fans and compressors, third-party tune-ups and real-time monitoring of energy consumption, rapid-close doors and alternative-power generation technologies. Examples of recurring maintenance capital expenditures related to personal property include expenditures on material handling equipment (e.g., fork lifts and pallet jacks) and related batteries. Examples of recurring maintenance capital expenditures related to information technology include expenditures on existing servers, networking equipment and current software. The following table sets forth our recurring maintenance capital expenditures for the nine months ended September 30, 2017 and each of the last five years.

(dollars in thousands, except per cubic foot amounts)	Nine months ended September 30, 2017	Year ended December 31,
		2016	2015	2014	2013	2012
Real estate	$25,269	$36,153	$34,011	$24,733	$19,488	$36,387
Personal property	1,359	3,213	3,678	5,836	4,545	8,452
Information technology	3,363	5,079	3,996	2,239	4,258	10,233

Total recurring maintenance capital expenditures	$29,991	$44,445	$41,685	$32,808	$28,291	$55,072

Total recurring maintenance capital expenditures per cubic foot	$0.031	$0.047	$0.043	$0.034	$0.029	$0.062

Repair and Maintenance Expenses

We also incur repair and maintenance expenses that include costs of normal maintenance and repairs and minor replacements that do not materially extend the life of the property or provide future economic benefits. Repair and maintenance expenses consist of expenses related to our existing temperature-controlled warehouse network and its existing supporting personal property and are reflected as operating expenses on our income statement. Examples of repair and maintenance expenses related to our warehouse portfolio include ordinary repair and maintenance on roofs, racking, walls, doors, parking lots and refrigeration equipment. Examples of repair and maintenance expenses related to personal property include ordinary repair and maintenance expenses on material handling equipment (e.g., fork lifts and pallet jacks) and related batteries. The following table sets forth our repair and maintenance expenses for the nine months ended September 30, 2017 and each of the last five years.

(dollars in thousands, except per cubic foot amounts)	Nine months ended September 30, 2017	Year ended December 31,
		2016	2015	2014	2013	2012
Real estate	$16,298	$20,956	$18,843	$18,440	$17,728	$16,961
Personal property	22,918	30,888	31,257	29,488	33,793	38,469

Total repair and maintenance expenses	$39,216	$51,844	$50,100	$47,928	$51,521	$55,430

Repair and maintenance expenses per cubic foot	$0.041	$0.055	$0.052	$0.049	$0.053	$0.062

Growth and Expansion Capital Expenditures

Growth and expansion capital expenditures are capitalized investments made to support our customers and warehouse expansion and development initiatives and enhance our information technology platform. Examples of growth and expansion capital expenditures associated with expansion and development initiatives include funding of construction costs, increases to warehouse capacity and pallet positions and acquisitions of reusable incremental material handling equipment. Examples of growth and expansion capital expenditures to enhance our information technology platform include expenditures related to the delivery of new systems and software and customer interface functionality. The following table sets forth our growth and expansion capital expenditures for the nine months ended September 30, 2017 and each of the last five years.

(dollars in thousands)	Nine months ended September 30, 2017	Year ended December 31,
		2016	2015	2014	2013	2012
Expansion and development initiatives	$70,851	$27,529	$8,532	$21,757	$44,728	$11,559
Information technology	4,715	4,649	4,031	4,831	1,423	3,565

Total growth and expansion capital expenditures	$75,566	$32,178	$12,563	$26,588	$46,151	$15,124

Our Organizational Structure

Through our predecessor entities, we have operated in the temperature-controlled warehouse industry since 1910, and from 1997 to 2004 all of our common shares were indirectly wholly owned by Vornado Realty Trust, or Vornado, and Crescent Real Estate Equities Company, or Crescent, two REITs. In 2004, three investment funds affiliated with The Yucaipa Companies, LLC, or Yucaipa, acquired 20.7% of our common shares from Vornado and Crescent, and Yucaipa began to oversee our day-to-day management through its participation in an operating committee formed in 2004. On March 31, 2008, four investment funds affiliated with Yucaipa (including two of the original Yucaipa fund purchasers) acquired from Vornado and Crescent the remaining 79.3% of our common shares. These common shares are held indirectly through YF ART Holdings, L.P., or YF ART Holdings, a Delaware limited partnership controlled by Yucaipa. In 2015, CF Cold LP, or the Fortress Entity, an investment vehicle affiliated with Fortress Investment Group LLC, or Fortress, made an investment in YF ART Holdings.

In 2010, we completed the acquisition of Versacold’s warehouses and operations in the United States, Australia, New Zealand, Argentina and select managed assets in Canada to solidify our position as the largest owner and operator of temperature-controlled warehouses in the world. We financed the acquisition of the Versacold portfolio in part through the sale of Series B cumulative convertible voting preferred shares of beneficial interest, or Series B preferred shares, to affiliates of The Goldman Sachs Group, Inc., or the GS Entities, and Charm Progress Investment Limited, or Charm Progress. For further information regarding our Series B preferred shares, see “Description of Shares of Beneficial Interest—Preferred Shares—Series B Preferred Shares.”

We anticipate that affiliates of Yucaipa, the GS Entities and the Fortress Entity will enter into a new shareholders agreement and related registration rights agreements in connection with this offering, pursuant to which they will remain entitled to registration rights in respect of our common shares and board of trustees representation rights based on their fully diluted ownership interest in us. For further information regarding our new and existing shareholders agreements, please see “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

The following diagram depicts our ownership structure after giving effect to this offering, excluding common shares, if any, to be issued upon exercise of the underwriters’ option to purchase additional common shares. Our operating partnership indirectly owns substantially all of our properties through its subsidiaries, including its taxable REIT subsidiaries, or TRSs, and certain special purpose entities that were created in connection with various financings.

(1)	On a fully-diluted basis, upon the completion of this offering, our public shareholders, our trustees, executive officers and employees, YF ART Holdings, the GS Entities and Charm Progress will own approximately %, %, %, % and %, respectively, of our outstanding common shares (based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus), subject to adjustment between YF ART Holdings, the GS Entities and Charm Progress as described in “Principal Shareholders.” If the underwriters exercise their option to purchase up to additional common shares in full, on a fully-diluted basis, our public shareholders, our trustees, executive officers and employees, YF ART Holdings, the GS Entities and Charm Progress will own approximately %, %, %, % and %, respectively, of our outstanding common shares, subject to adjustment between YF ART Holdings, the GS Entities and Charm Progress as described in “Principal Shareholders.”

(2)	YF ART Holdings directly holds 69,342,769 common shares and warrants (currently exercisable) to purchase 18,574,619 common shares. The diagram assumes the cashless exercise of these warrants into an aggregate of common shares upon the completion of this offering (based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus). For further information regarding these warrants, see “Description of Shares of Beneficial Interest—Warrants.”

The Fortress Entity is a limited partner of YF ART Holdings. As of , 2017, the number of common shares held by YF ART Holdings and attributable to the Fortress Entity was . This number of common shares held by YF ART Holdings that are attributable to the Fortress Entity increases from time to time, subject to an aggregate cap of common shares. This ongoing increase ends upon the earlier of (i) repayment in full of the obligations of YF ART Holdings to the Fortress Entity and (ii) March 1, 2019. Under the terms of the YF ART Holdings limited partnership agreement, prepayments of the obligations of YF ART Holdings to the Fortress Entity result in a partial reduction in this ongoing increase. See “Principal Shareholders” and “Certain Relationships and Related Party Transactions—The Fortress Entity Contribution Agreement.”

(3)	The GS Entities directly hold 325,000 Series B preferred shares and Charm Progress directly holds 50,000 Series B preferred shares. The Series B preferred shares have an aggregate liquidation preference of $375 million. The diagram gives effect to the anticipated arrangements of the GS Entities and Charm Progress to convert all 375,000 outstanding Series B preferred shares in connection with this offering into an aggregate of common shares (based upon the Series B preferred share conversion price of $ as of , 2017). We expect that YF ART Holdings will enter into an agreement to transfer common shares held by YF ART Holdings to the GS Entities and Charm Progress with a value of up to the total value of the common shares that the GS Entities and Charm Progress would have received in the event the initial public offering price in this offering were equal to the price of a qualified initial public offering under the terms of our Series B preferred shares, less the value of the common shares received by the GS Entities and Charm Progress in this offering based on the initial public offering price, subject to a maximum. Based upon the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we expect that YF ART Holdings would transfer common shares to the GS Entities and common shares to Charm Progress based on the anticipated terms of the agreement. The diagram gives effect to these anticipated transfers. The transfers contemplated by these arrangements would not result in an increase in the aggregate number of outstanding common shares or any changes in the beneficial ownership of the purchasers of common shares in this offering or other entities and persons presented in the diagram. The terms of the arrangements are subject to further negotiation by the parties. For further information regarding our Series B preferred shares and the anticipated arrangements described above among YF Art Holdings, the GS Entities and Charm Progress, see “Description of Shares of Beneficial Interest — Preferred Shares — Series B Preferred Shares” and “Principal Shareholders,” respectively.

(4)	We have previously issued 125 Series A cumulative non-voting preferred shares of beneficial interest, $0.01 par value per share, or the Series A preferred shares, in connection with maintaining our status as a REIT. The Series A preferred shares may be redeemed at our option for consideration equal to $1,000 per share plus all accrued and unpaid dividends thereon to and including the date fixed for redemption with no redemption premium or penalty. We intend to redeem all 125 outstanding Series A preferred shares upon the completion of this offering.

Risks Relating to Our Company

Investing in our common shares involves risks. Any of the risks set forth in this prospectus under the heading “Risk Factors” may have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects, and on our ability to service our debt and make distributions to our shareholders. As a result, the market price of our common shares could decline significantly and you could lose a part or all of your investment in our common shares. You should carefully consider all the information set forth in this prospectus and, in particular, should evaluate the risks set forth in this prospectus under the heading “Risk Factors” before deciding to invest in our common shares. The following is a summary of some of the principal risks we face:

•	Our investments are concentrated in the temperature-controlled warehouse industry, and our business would be materially and adversely affected by an economic downturn in that industry.

•	Our temperature-controlled warehouses are concentrated in certain geographic areas, some of which are particularly susceptible to adverse local conditions.

•	Unfavorable market, economic and demographic conditions could have a material adverse effect on us.

•	We are exposed to risks associated with expansion and development, which could result in disappointing returns and unforeseen costs and liabilities.

•	We may be unable to identify and complete acquisitions of suitable properties, which may impede our growth, and our future acquisitions may not yield the returns we expect.

•	We may be unable to successfully expand our operations into new markets.

•	We depend on certain customers for a substantial amount of our warehouse segment revenues.

•	Our customers could experience bankruptcy, insolvency or financial deterioration.

•	The short-term nature and lack of fixed storage commitments of many of our customer contracts exposes us to certain risks that could have a material adverse effect on us.

•	We have no experience operating as a publicly traded REIT.

•	Competition in our markets may increase over time if our competitors open new warehouses.

•	Our warehouse business outside the United States exposes us to losses resulting from currency fluctuations.

•	We may be subject to work stoppages, which could increase our operating costs and disrupt our operations.

•	We could experience power outages or breakdowns of our refrigeration equipment.

•	We may incur liabilities or harm our reputation as a result of quality-control issues associated with our warehouse storage and other services.

•	We could incur significant costs related to environmental conditions and liabilities.

•	We have a substantial amount of indebtedness that may limit our financial and operating activities.

•	Failure to qualify as a REIT for U.S. federal income tax purposes would have a material adverse effect on us.

Our REIT Status

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 1999. As a REIT, we generally are not subject to U.S. federal income tax on REIT taxable income that we distribute to our shareholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they annually distribute at least 90% of their REIT taxable income. If we fail to qualify for taxation as a REIT in any year, our REIT taxable income will be taxed at regular corporate rates, we will not be allowed a deduction for distributions to our shareholders in computing our REIT taxable income and, unless certain relief provisions apply, we will be ineligible to elect to be treated as a REIT for the four taxable years following the year of our failure to qualify as a REIT. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to state, local and foreign taxes on our income and property as well as to U.S. federal income and excise taxes on our undistributed income and certain other items. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—General.”

Distribution Policy

We intend to make regular quarterly distributions to holders of our common shares. We intend to make a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending             , based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     % based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the twelve months ending September 30, 2018. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the twelve months ending September 30, 2018, which we have calculated based on adjustments to our pro forma net income for the year ended December 31, 2016.

We intend to maintain our initial annual distribution rate for the twelve-month period following completion of this offering unless actual results of operations, economic or market conditions or other factors differ materially from the assumptions used in our estimate. Any distributions made to our shareholders by us will be authorized and determined by our board of trustees in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our actual or anticipated financial condition, results of operations, cash flows and capital requirements, debt service requirements, financing covenants, restrictions under applicable law and other factors described under “Distribution Policy.”

We cannot assure you that our intended distributions will be made or sustained or that our board of trustees will not change our distribution policy in the future. Our New Senior Secured Credit Facilities that will be effective upon the completion of this offering will, subject to certain exceptions, prohibit us from making distributions to our shareholders if we fail to maintain compliance with certain covenants or if an event of default has occurred and is continuing.

We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial annual distribution rate; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from our intended distributions. If we have overestimated our cash available for distribution, we may need to increase our borrowings or otherwise raise capital in order to fund our intended distributions. We do not intend to reduce the intended distribution if the underwriters exercise their option to purchase additional common shares from us in this offering.

Restrictions on Ownership of Our Shares

Subject to certain exceptions and to assist us in complying with the limitations on the concentration of ownership of our common shares and preferred shares of beneficial interest, which we refer to collectively as shares, imposed by the Code, our declaration of trust will provide that no individual (including certain entities treated as individuals) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value) of our outstanding shares without the approval of our board of trustees. Our declaration of trust will also impose certain other restrictions on ownership and transfer of our shares, including prohibitions on:

•	owning shares that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT;

•	transferring shares if the transfer would result in our shares being beneficially owned by fewer than 100 persons; and

•	owning shares to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code (after taking into account for such purpose the statutory presumptions set forth in Section 897(h)(4)(E) of the Code).

Any attempted transfer of our shares which, if effective, would result in a violation of any of the above ownership or transfer limitations (except for a transfer which results in our shares being owned by fewer than 100 persons, in which case such transfer will be null and void and the intended transferee shall acquire no rights in such shares) will cause the number of our shares that are the subject of the violation, rounded up to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us, and the intended transferee will not acquire any rights in the shares.

To reduce the ability of our board of trustees to use these ownership limitations to delay, defer or prevent a transaction or a change in control of our company, our declaration of trust requires our board of trustees to grant a waiver of these ownership limitations if the person seeking a waiver demonstrates that such ownership would not jeopardize our status as a REIT or violate the above provisions.

These restrictions are designed primarily to enable us to comply with share ownership and other restrictions imposed on REITs by the Code. See “Description of Shares of Beneficial Interest—Restrictions on Transfer.”

Our Information

Our principal executive office is located at 10 Glenlake Parkway, South Tower, Suite 600, Atlanta, Georgia 30328, and our telephone number is (678) 441-1400. Our website address is www.americold.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the Securities and Exchange Commission, or the SEC.

THE OFFERING

Common shares offered by us	common shares

Underwriters’ option to purchase additional common shares	common shares

Common shares outstanding immediately after this offering	common shares (or common shares if the underwriters exercise in full their option to purchase additional common shares)

Use of proceeds	We intend to use the net proceeds from this offering, together with borrowings under our New Senior Secured Term Loan A Facility that will be effective upon the completion of this offering, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility. Any net proceeds remaining after the use set forth above will be used for general business purposes. See “Use of Proceeds.”

Proposed NYSE ticker symbol	COLD

The number of common shares outstanding immediately after this offering is based on 69,370,609 common shares outstanding as of September 30, 2017, and excludes the following:

•	common shares issuable upon the underwriters’ exercise in full of their option to purchase additional common shares;

•	5,477,617 common shares issuable upon the exercise of stock options outstanding as of September 30, 2017 under our Equity Incentive Plan adopted in 2008, or the 2008 Plan, and our 2010 Equity Incentive Plan, or the 2010 Plan, and collectively with the 2008 Plan, our equity incentive plans, at a weighted average exercise price of $9.72 per share;

•	844,595 common shares issuable upon the vesting of restricted stock units outstanding as of September 30, 2017 under our equity incentive plans;

•	common shares reserved for issuance under the Americold Realty Trust 2017 Omnibus Equity Incentive Plan, or the 2017 Plan, which we intend to adopt in connection with this offering; and

•	common shares reserved for issuance under the 2017 Plan related to one-time equity awards issued in connection with this offering.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•	the common shares to be sold in this offering are sold at $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the filing of our declaration of trust with the State Department of Assessments and Taxation of Maryland immediately prior to the completion of this offering;

•	the redemption of all 125 outstanding Series A preferred shares upon the completion of this offering;

•	the conversion of all 375,000 outstanding Series B preferred shares into an aggregate of common shares in connection with this offering (based upon the Series B preferred share conversion price of $ as of , 2017);

•	the cashless exercise of all outstanding warrants to purchase 18,574,619 common shares exercisable at a price of $9.81 per share, into an aggregate of common shares upon the completion of this offering (based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus);

•	no exercise by the underwriters of their option to purchase up to additional common shares; and

•	no exercise of the stock options to purchase common shares described above.

SUMMARY SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following table summarizes certain of our financial and operating data. We derived the summary selected historical consolidated financial and operating data as of December 31, 2016 and for the years ended December 31, 2016, 2015 and 2014 from our audited historical consolidated financial statements and related notes included elsewhere in this prospectus. We derived the summary selected historical consolidated financial and operating data as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 from our unaudited interim historical consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited interim financial and operating data, in management’s opinion, has been prepared in accordance with U.S. GAAP on the same basis as our audited financial statements and related notes included elsewhere in this prospectus and, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, that management considers necessary to state fairly the financial information as of and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future, and results for any interim period are not necessarily indicative of the results for any full year.

We derived the summary unaudited pro forma condensed consolidated financial and operating data as of September 30, 2017 and for the nine months ended September 30, 2017 and the year ended December 31, 2016 from our unaudited pro forma condensed consolidated financial statements and related notes included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated financial and operating data gives effect to the pro forma adjustments described in “Unaudited Pro Forma Condensed Consolidated Financial Statements,” as if all such pro forma adjustments had occurred on January 1, 2016, in the case of the summary unaudited pro forma consolidated statements of operations data, the selected other data and the ratio data, and as of September 30, 2017, in the case of the summary unaudited pro forma consolidated balance sheet data. The unaudited pro forma condensed consolidated financial and operating data includes various estimates which are subject to change and may not be indicative of what our results of operations or financial condition would have been had these transactions taken place on the dates indicated, or of what may occur in the future following the completion of this offering.

You should read this information together with the sections entitled “Capitalization,” “Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating Data,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Nine months ended September 30,				Year ended December 31,
(in thousands)	2017 Pro forma (1)		2017 Actual	2016 Actual	2016 Pro forma (1)		2016 Actual	2015 Actual	2014 Actual
Consolidated Statements of Operations Data:
Warehouse segment revenues		$848,064	$848,064	$789,873		$1,080,867	$1,080,867	$1,057,124	$1,039,005
Total revenues		1,141,867	1,141,867	1,095,437		1,489,999	1,489,999	1,481,385	1,509,598
Operating income		90,817	90,817	83,738		117,016	117,016	110,663	106,018
Net income (loss)		9,049	(8,608)	(7,425)		34,414	4,932	(21,176)	(42,434)
Total warehouse segment contribution (NOI) (2)		254,399	254,399	221,868		314,045	314,045	307,749	294,257
Total segment contribution (NOI) (2)		273,738	273,738	244,695		345,645	345,645	337,020	322,519

Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	$	N/A	$127,130	$87,390	$	N/A	$118,781	$106,520	$117,243
Net cash used in investing activities		N/A	(78,782)	(13,193)		N/A	(33,732)	(66,830)	(58,617)
Net cash (used in) provided by financing activities		N/A	9,944	(88,868)		N/A	(95,322)	(28,120)	(58,981)

Net increase (decrease) in cash and cash equivalents	$	N/A	$58,292	$(14,671)	$	N/A	$(10,273)	$11,570	$(355)

Selected Other Data:
Same store contribution (NOI) (3)		$254,571	$254,571	$224,251		$309,349	$309,349	$302,040	$289,428
EBITDA (4)		167,176	167,176	174,887		248,934	248,934	230,891	214,285
Core EBITDA (4)		208,435	208,435	179,399		261,362	261,362	253,638	244,057
Funds from operations (5)		83,223	65,566	51,888		120,043	90,561	75,065	47,111
Core funds from operations (5)		112,391	73,400	37,690		127,141	69,207	55,697	42,133
Adjusted funds from operations (5)		109,595	70,604	45,124		129,059	71,125	59,754	81,152

	As of
(in thousands)	September 30, 2017 Pro forma (1)	September 30, 2017 Actual	December 31, 2016 Actual
Consolidated Balance Sheet Data:
Cash and cash equivalents	$85,465	$82,044	$22,834
Total assets	2,386,789	2,388,362	2,327,631
Total debt	1,604,896	1,900,881	1,831,973
Total shareholders’ equity (deficit)	486,764	(187,338)	(149,455)

	As of and for the twelve months ended
	September 30, 2017 Pro forma (1)	September 30, 2017 Actual	December 31, 2016 Actual
Ratio Data:
Net debt to Core EBITDA (6)	5.26	6.38	7.06
Net debt to total enterprise value (6)

(1)	Gives effect to the pro forma adjustments in the “Unaudited Pro Forma Condensed Consolidated Financial Statements,” including the issuance and sale of common shares in the offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(2)

We evaluate the performance of our business segments based on their contribution (NOI) to our overall results of operations. We use the term “segment contribution (NOI)” to mean a segment’s revenues less its cost of operations (excluding any depreciation, depletion and amortization, impairment charges and corporate-level selling, general and administrative expenses). We use segment contribution (NOI) to evaluate our segments for purposes of making operating decisions and assessing performance in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 280, Segment Reporting.

We also calculate our total segment contribution (NOI) as the sum of the segment contribution (NOI) for each of our business segments. We believe our total segment contribution (NOI) is helpful to investors because it gives a picture of our business’s profitability before differences in capital structures, capital investment cycles, useful life of related assets among otherwise comparable companies and corporate-level overhead which is not immediately and fully correlated with the provision of services by our business. For a reconciliation of total segment contribution (NOI) to our operating income, which is the most directly comparable financial measure calculated in accordance with U.S. GAAP, see footnote (3) below.

(3)	We refer to a “same store” as a warehouse we owned or leased for the entirety of two comparable periods and which has reported at least twelve months of consecutive normalized operations prior to the commencement of the earlier period being considered. We define “normalized operations” as a site open for operation or lease after a warehouse acquisition, development or significant modification, including the expansion of a warehouse footprint or a warehouse rehabilitation subsequent to an extraordinary event, such as natural disasters or similar events. In addition, our definition of “normalized operations” takes into account changes in the ownership structure, which would impact comparability in our warehouse segment contribution (NOI). As an example, the acquisition of a warehouse previously subject to an operating lease would result in the removal of the warehouse from the same store set because the operating expenses associated with the lease would not be included in both periods. Warehouses are excluded from the same store population as of the beginning of the fiscal quarter following the occurrence of such events. We evaluate our same store portfolio on a quarterly basis.

We calculate “same store contribution (NOI)” as revenues for the same store population less its cost of operations (excluding any depreciation, depletion and amortization, impairment charges and corporate-level selling, general and administrative expenses). In order to derive an appropriate measure of period-to-period operating performance, we also calculate our same store contribution (NOI) on a constant currency basis to remove the effects of foreign currency exchange rate movements by using the comparable prior period exchange rate to translate from local currency into U.S. dollars for both periods.

We evaluate the performance of the warehouses we own or lease using a “same store” analysis, and we believe that same store contribution (NOI) is helpful to investors as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period to period and also on a constant currency basis, thereby eliminating the effects of changes in the composition of our portfolio of warehouses and currency fluctuations on performance measures.

Same store contribution (NOI) is not a measurement of financial performance under U.S. GAAP. In addition, other companies providing temperature-controlled warehouse storage and handling and other warehouse services may not define same store or calculate same store contribution (NOI) in a manner consistent with our definition or calculation. Same store contribution (NOI) should be considered as a supplement, but not as an alternative, to our results calculated in accordance with U.S. GAAP.

The following table reconciles same store contribution (NOI) to operating income, which is the most directly comparable financial measure calculated in accordance with U.S. GAAP.

	Nine months ended September 30,			Year ended December 31,
	2017 Pro forma (a)	2017 Actual	2016 Actual	2016 Pro forma (a)	2016 Actual	2015 Actual	2014 Actual
Same store contribution (NOI)	$254,571	$254,571	$224,251	$309,349	$309,349	$302,040	$289,428
Non-same store contribution (loss) (NOI)	(172)	(172)	(2,383)	4,696	4,696	5,709	4,829

Warehouse segment contribution (NOI)	$254,399	$254,399	$221,868	$314,045	$314,045	$307,749	$294,257
Third-party managed segment contribution (NOI)	9,682	9,682	10,340	14,814	14,814	12,581	10,354
Transportation segment contribution (NOI)	9,733	9,733	10,563	14,418	14,418	14,305	15,854
Quarry segment contribution (loss) (NOI)	(76)	(76)	1,924	2,368	2,368	2,385	2,054

Total segment contribution (NOI)	$273,738	$273,738	$244,695	$345,645	$345,645	$337,020	$322,519
Depreciation, depletion and amortization	(87,196)	(87,196)	(88,754)	(118,571)	(118,571)	(125,720)	(132,679)
Impairment of assets	(8,773)	(8,773)	—	(9,820)	(9,820)	(9,415)	—
Multiemployer pension plan withdrawal expense	(9,167)	(9,167)	—	—	—	—	—
Corporate-level selling, general and administrative expenses	(77,785)	(77,785)	(72,158)	(100,238)	(100,238)	(91,222)	(83,822)

U.S. GAAP operating income	$90,817	$90,817	$83,783	$117,016	$117,016	$110,663	$106,018

(a)	Reflects the pro forma adjustments referenced in footnote (1) above.

(4)	We calculate EBITDA as earnings before interest expense, taxes, depreciation, depletion and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance investor understanding of our operating performance. We believe that EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and useful life of related assets among otherwise comparable companies.

We also calculate our Core EBITDA as EBITDA adjusted for impairment charges on intangible and long-lived assets, gain or loss on depreciable real property asset disposals, severance and reduction in workforce costs, terminated site operations costs, expenses related to our review of the strategic alternatives for our company prior to this offering, litigation settlements, loss on debt extinguishment and modification, stock-based compensation expense, foreign currency exchange gain or loss, loss on partially owned entities, impairment of partially owned entities, and multiemployer pension plan withdrawal expense. We believe that the presentation of Core EBITDA provides a measurement of our operations that is meaningful to investors because it excludes the effects of certain items that are otherwise included in EBITDA but which we do not believe are indicative of our core business operations. EBITDA and Core EBITDA are not measurements of financial performance under U.S. GAAP, and our EBITDA and Core EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA and Core EBITDA as alternatives to net income or cash flows from operating activities determined in accordance with U.S. GAAP. Our calculations of EBITDA and Core EBITDA have limitations as analytical tools, including:

•	these measures do not reflect our historical or future cash requirements for recurring maintenance capital expenditures or growth and expansion capital expenditures;

•	these measures do not reflect changes in, or cash requirements for, our working capital needs;

•	these measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	these measures do not reflect our tax expense or the cash requirements to pay our taxes; and

•	although depreciation, depletion and amortization are non-cash charges, the assets being depreciated, depleted and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements.

We use EBITDA and Core EBITDA as measures of our operating performance and not as measures of liquidity. The following table reconciles EBITDA and Core EBITDA to net income, which is the most directly comparable financial measure calculated in accordance with U.S. GAAP.

	Nine months ended September 30,			Twelve months ended September 30, 2017		Year ended December 31,
(in thousands)	2017 Pro forma (a)	2017 Actual	2016 Actual	Pro forma (a)(b)	Actual	2016 Pro forma (a)	2016 Actual	2015 Actual	2014 Actual
Net income (loss)	$9,049	$(8,608)	$(7,425)	$28,793	$3,749	$34,414	$4,932	$(21,176)	$(42,434)
Adjustments:
Depreciation, depletion and amortization	87,196	87,196	88,754	117,013	117,013	118,571	118,571	125,720	132,679
Interest expense	67,576	85,233	90,278	89,463	114,507	90,070	119,552	116,710	114,223
Income tax expense (benefit)	3,355	3,355	3,280	5,953	5,953	5,879	5,879	9,637	9,817

EBITDA	$167,176	$167,176	$174,887	$241,222	$241,222	$248,934	$248,934	$230,891	$214,285

Adjustments:
Severance and reduction in workforce costs	431	431	621	710	710	900	900	886	570
Terminated site operations cost	2,175	2,175	192	1,989	1,989	6	6	1,168	—
Strategic alternative costs	4,366	4,366	2,331	6,701	6,701	4,666	4,666	(1,372)	712
Litigation settlements	—	—	—	89	89	89	89	900	—
Loss on partially owned entities	1,342	1,342	1,105	365	365	128	128	3,538	19,990
Non-recurring impairment of partially owned entities	6,496	6,496	—	6,496	6,496	—	—	—	—
Impairment of assets	10,881	10,881	—	20,701	20,701	9,820	9,820	9,415	—
Loss (gain) on foreign currency exchange	3,870	3,870	2,466	940	940	(464)	(464)	3,470	5,273
Stock-based compensation expense	1,760	1,760	1,950	6,246	6,246	6,436	6,436	3,108	2,827
Loss on debt extinguishment and modification	986	986	1,437	986	986	1,437	1,437	503	—
(Gain) loss on depreciable real property asset disposals	(215)	(215)	(5,590)	(5,216)	(5,216)	(10,590)	(10,590)	1,131	400
Multiemployer pension plan withdrawal expense	9,167	9,167	—	9,167	9,167	—	—	—	—

Core EBITDA	$208,435	$208,435	$179,399	$290,396	$290,396	$261,362	$261,362	$253,638	$244,057

(a)	Reflects pro forma adjustments referenced in footnote (1) above.
(b)	Pro forma net income (loss) for the twelve months ended September 30, 2017 is calculated as follows:

Pro forma net income (loss) for the year ended December 31, 2016	$34,414
Less: pro forma net income (loss) for the nine months ended September 30, 2016	14,670
Add: pro forma net income (loss) for the nine months ended September 30, 2017	9,049

Pro forma net income (loss) for the twelve months ended September 30, 2017	$28,793

(5)

We calculate funds from operations, or FFO, in accordance with the standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as net income or loss determined in accordance with

U.S. GAAP, excluding extraordinary items as defined under U.S. GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We believe that FFO is helpful to investors as a supplemental performance measure because it excludes the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs, which implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, FFO can facilitate comparisons of operating performance between periods and among other equity REITs.

We calculate core funds from operations, or Core FFO, as FFO adjusted for the effects of gain or loss on the sale of non-real estate assets, severance and reduction in workforce costs, terminated site operations costs, expenses related to our review of the strategic alternatives for our company prior to this offering, litigation settlements, non-recurring impairment charges arising from our joint venture in China, or the China JV, and impairment of partially owned entities, loss on debt extinguishment and modification, inventory asset impairment charges, foreign currency exchange gain or loss and multiemployer pension plan withdrawal expense. We believe that Core FFO is helpful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our core business operations. We believe Core FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential.

However, because FFO and Core FFO add back real estate depreciation and amortization and do not capture the level of recurring maintenance capital expenditures necessary to maintain the operating performance of our properties, both of which have material economic impacts on our results from operations, we believe the utility of FFO and Core FFO as a measure of our performance may be limited.

We calculate adjusted funds from operations, or Adjusted FFO, as Core FFO adjusted for the effects of amortization of loan costs, debt discounts and above or below market leases, straight-line rent, provision or benefit from deferred income taxes, stock-based compensation expense, non-real estate depreciation, depletion or amortization (including in respect of the China JV), and recurring maintenance capital expenditures. We believe that Adjusted FFO is helpful to investors as a meaningful supplemental comparative performance measure of our ability to make incremental capital investments in our business and to assess our ability to fund distribution requirements from our operating activities.

FFO, Core FFO and Adjusted FFO are used by management, investors and industry analysts as supplemental measures of operating performance of equity REITs. FFO, Core FFO and Adjusted FFO should be evaluated along with U.S. GAAP net income and net income per diluted share (the most directly comparable U.S. GAAP measures) in evaluating our operating performance. FFO, Core FFO and Adjusted FFO do not represent net income or cash flows from operating activities in accordance with U.S. GAAP and are not indicative of our results of operations or cash flows from operating activities as disclosed in our consolidated statements of operations included elsewhere in this prospectus. FFO, Core FFO and Adjusted FFO should be considered as supplements, but not alternatives, to our net income or cash flows from operating activities as indicators of our operating performance. Moreover, other REITs may not calculate FFO in accordance with the NAREIT definition or may interpret the NAREIT definition differently than we do. Accordingly, our FFO may not be comparable to FFO as calculated by other REITs. In addition, there is no industry definition of Core FFO or Adjusted FFO and, as a result, other REITs may also calculate Core FFO or Adjusted FFO, or other similarly-captioned metrics, in a manner different than we do. The following table reconciles FFO, Core FFO and Adjusted FFO to net income, which is the most directly comparable financial measure calculated in accordance with U.S. GAAP.

	Nine months ended September 30,			Year ended December 31,
(in thousands, except per share amounts)	2017 Pro forma (a)	2017 Actual	2016 Actual	2016 Pro forma (a)	2016 Actual	2015 Actual	2014 Actual
Net income (loss)	$9,049	$(8,608)	$(7,425)	$34,414	$4,932	$(21,176)	$(42,434)
Adjustments:
Real estate related depreciation	64,437	64,437	63,951	85,645	85,645	88,717	88,394
Net (gain) loss on sale of depreciable real estate	83	83	(5,710)	(11,104)	(11,104)	597	(55)
Impairment charges on certain real estate assets	8,773	8,773	—	9,820	9,820	5,711	—
Real estate depreciation on China JV	881	881	1,072	1,268	1,268	1,216	1,206

Funds from operations	83,223	65,566	51,888	120,043	90,561	75,065	47,111
Less distributions on preferred shares of beneficial interest	—	(21,334)	(21,334)	—	(28,452)	(28,452)	(28,452)

Funds from operations attributable to common shareholders	$83,223	$44,232	$30,554	$120,043	$62,109	$46,613	$18,659

Adjustments:
Net loss (gain) on sale of non-real estate assets	(431)	(431)	89	464	464	(175)	195
Severance and reduction in workforce costs	431	431	621	900	900	886	570
Terminated site operations costs	2,175	2,175	192	6	6	1,168	—
Strategic alternative costs	4,366	4,366	2,331	4,666	4,666	(1,372)	712
Litigation settlements	—	—	—	89	89	900	—
China JV impairment and impairment of partially owned entities	6,496	6,496	—	—	—	—	16,724
Loss on debt extinguishment and modification	986	986	1,437	1,437	1,437	503	—
Inventory asset impairment	2,108	2,108	—	—	—	3,704	—
Foreign currency exchange loss (gain)	3,870	3,870	2,466	(464)	(464)	3,470	5,273
Multiemployer pension plan withdrawal expense	9,167	9,167	—	—	—	—	—

Core FFO applicable to common shareholders	$112,391	$73,400	$37,690	$127,141	$69,207	$55,697	$42,133

Adjustments:
Amortization of loan costs and debt discounts	6,389	6,389	5,229	7,193	7,193	6,672	6,144
Amortization of below/above market leases	114	114	159	196	196	520	630
Straight-line net rent	98	98	(509)	(564)	(564)	(516)	749
Deferred income taxes (benefit) expense	(4,379)	(4,379)	(3,398)	(586)	(586)	(2,292)	15,604
Stock-based compensation expense	1,760	1,760	1,950	6,436	6,436	3,108	2,827
Non-real estate depreciation and amortization	22,759	22,759	24,803	32,926	32,926	37,003	44,285
Non-real estate depreciation and amortization on China JV	454	454	658	762	762	1,247	1,588
Recurring maintenance capital expenditures (b)	(29,991)	(29,991)	(21,458)	(44,445)	(44,445)	(41,685)	(32,808)

Adjusted FFO applicable to common shareholders	$109,595	$70,604	$45,124	$129,059	$71,125	$59,754	$81,152

(a)	Reflects pro forma adjustments referenced in footnote (1) above.

(b)	Recurring maintenance capital expenditures include capital expenditures made to extend the life of, and provide future economic benefit from, our existing temperature-controlled warehouse network and its existing supporting personal property and information technology. For additional information regarding these expenditures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recurring Maintenance Capital Expenditures and Repair and Maintenance Expenses.”

(6)	Net debt to Core EBITDA represents (i) our total debt less cash and cash equivalents as of September 30, 2017 divided by (ii) Core EBITDA for the twelve months ended September 30, 2017. Net debt to enterprise value represents (i) our total debt less cash and cash equivalents as of September 30, 2017 divided by (ii) our total enterprise value, calculated as the sum of our total debt and our equity capitalization based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. These ratios are presented as of September 30, 2017. Our management believes that these ratios are useful because they provide investors with information regarding total debt less cash and cash equivalents, which could be used to repay debt, compared to our performance as measured using Core EBITDA, which is described in footnote (3) above, and to our overall capitalization, respectively.
The following table reconciles net debt to total debt, which is the most directly comparable financial measure calculated in accordance with U.S. GAAP:

	As of September 30, 2017
(in thousands)	Pro forma (a)	Actual
Debt per U.S. GAAP financial statements	$1,604,896	$1,900,881
Discount and deferred financing costs	8,303	33,818

Total debt	$1,613,199	$1,934,699
Adjustments:
Less: cash and cash equivalents	85,465	82,044

Net debt	$1,527,734	$1,852,655

(a)	Reflects the pro forma adjustments referenced in footnote (1) above and “Capitalization.”

RISK FACTORS

An investment in our common shares involves significant and diverse risks. Before making a decision to invest in our common shares, you should carefully consider the following risks, as well as all of the other information contained in this prospectus. The risks described below are the material risks we believe we face. Any of these risks could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects, and our ability to service our debt and make distributions to our shareholders, which we refer to collectively as materially and adversely affecting us, having a material adverse effect on us or comparable phrases. As a result, the market price of our common shares could decline significantly, and you may lose a part or all of your investment in our common shares. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also have a material adverse effect on us.

Risks Related to our Business and Operations

Our investments are concentrated in the temperature-controlled warehouse industry, and our business would be materially and adversely affected by an economic downturn in that industry.

Our investments in real estate assets are concentrated in the industrial real estate industry, specifically in temperature-controlled warehouses. This concentration exposes us to the risk of economic downturns in this industry to a greater extent than if our business activities included a more significant portion of other sectors of the real estate market. We are also exposed to fluctuations in the markets for the commodities and finished products that we store in our warehouses. For example, the demand for poultry and poultry products directly impacts the need for temperature-controlled warehouse space to store poultry and poultry products for our customers. Although our customers store a diverse product mix in our temperature-controlled warehouses, declines in demand for their products could cause our customers to reduce their inventory levels at our warehouses, which could reduce the storage and other fees payable to us and materially and adversely affect us.

Our temperature-controlled warehouses are concentrated in certain geographic areas, some of which are particularly susceptible to adverse local conditions.

Although we own or hold leasehold interests in warehouses across the United States and globally, many of these warehouses are concentrated in a few geographic areas. For example, approximately 48.0% of our owned or leased warehouses are located in the states of Georgia, Pennsylvania, California, Wisconsin, Texas and Missouri, with approximately 8.8% in Georgia, 8.8% in Pennsylvania, 8.3% in California, 6.7% in Wisconsin, 9.7% in Texas and 5.7% in Missouri (in each case, on a cubic-foot basis based on information as of September 30, 2017). We could be materially and adversely affected if conditions in any of the markets in which we have a concentration of properties become less favorable. Local conditions may include natural disasters, periods of economic slowdown or recession, localized oversupply in warehousing space or reductions in demand for warehousing space, adverse agricultural events, disruptions in logistics systems, such as transportation and tracking systems for our customers’ inventory, and power outages. In addition, adverse weather patterns may affect local harvests, which could have an adverse effect on our customers and cause them to reduce their inventory levels at our warehouses, which could in turn materially and adversely affect us.

Unfavorable market, economic and demographic conditions could have a material adverse effect on us.

Unfavorable market conditions in the areas in which we operate and unfavorable economic conditions in the United States and globally could have a material adverse effect on us. Specifically, our business operations are sensitive to the systemic impact of inflation, the availability and cost of credit, declines in the real estate market, increases in power costs and geopolitical issues. A severe or prolonged economic downturn, such as the most recent global financial crisis, may adversely impact the general availability of credit to businesses and could lead to a weakening of the U.S. and global economies. While it is difficult to determine the breadth and duration of any unfavorable market or economic conditions and the many ways in which they may affect our customers and our business in general, unfavorable market or economic conditions may result in:

•	changes in consumer trends and preferences for products we store in our warehouses;

•	customer defaults on their contracts with us;

•	reduced demand for our warehouse space;

•	increased vacancies at our warehouses and inability to retain our customers;

•	lower rates from, and economic concessions to, our customers;

•	our inability to raise capital on favorable terms, or at all, when desired;

•	decreased value of our properties and related impact on our ability to obtain attractive prices on sales or to obtain secured debt financing; and

•	illiquidity and decreased value of our short-term investments and cash deposits.

Although current global market and economic conditions have improved from the unprecedented decline of global economies experienced during the period from 2008 to 2012, concerns still exist regarding the systemic impact of global and domestic economic events, including geopolitical issues that may contribute to increased market volatility, uncertain expectations for the global economy and interest rate increases, which may reduce the availability of financing. Our business continues to be exposed to certain considerations that could hinder our future growth. The success of our business will be affected by general economic and market conditions, as well as by changes in laws, currency exchange controls, and national and international political, environmental and socio-economic circumstances. A downturn in the U.S. or global economy (or any particular segment thereof) could adversely affect our profitability, impede our ability to repay or refinance our existing obligations, and impair our ability to effectively sell properties on favorable terms in a timely manner or at all. Any of the foregoing events could result in substantial or total losses to our business in respect of certain properties, which will likely be exacerbated by the terms of our indebtedness.

We are exposed to risks associated with expansion and development, which could result in disappointing returns and unforeseen costs and liabilities.

We have engaged, and expect to continue to engage, in expansion and development activities with respect to certain of our properties. This will subject us to certain risks not present for acquisitions of existing properties (the risks of which are described below), including, without limitation, the following:

•	our pipeline of expansion and development opportunities are at various stages of discussion and consideration and, based on historical experiences, many of them may not be pursued or completed as contemplated or at all;

•	the availability and timing of financing on favorable terms or at all;

•	the availability and timely receipt of zoning and regulatory approvals, which could result in increased costs and could require us to abandon our activities entirely with respect to the warehouse for which we are unable to obtain permits or authorizations;

•	the cost and timely completion within budget of construction due to increased land, materials, labor or other costs (including risks beyond our control, such as weather or labor conditions, or material shortages), which could make completion of the warehouse or the expansion thereof uneconomical, and we may not be able to increase revenues to compensate for the increase in construction costs;

•	we may be unable to complete construction of a warehouse or the expansion thereof on schedule, resulting in increased debt service expense and construction costs;

•	the potential that we may expend funds on and devote management time and attention to projects which we do not complete;

•	a completed expansion project or a newly-developed warehouse may fail to achieve, or take longer than anticipated to achieve, expected occupancy rates, and may fail to perform as expected;

•	we may not be able to successfully integrate expanded or newly-developed properties; and

•	we may not be able to achieve targeted returns and budgeted stabilized returns on invested capital on our expansion and development opportunities due to the risks described above, and an expansion or development may not be profitable and could lose money.

These risks could create substantial unanticipated delays and expenses and, in certain circumstances, prevent the initiation or completion of expansion or development as contemplated or at all, any of which could materially and adversely affect us.

We may be unable to identify and complete acquisitions of suitable properties, which may impede our growth, and our future acquisitions may not yield the returns we expect.

Our ability to expand through acquisitions requires us to identify and complete acquisitions that are compatible with our growth strategy and to successfully integrate and operate these newly-acquired properties. We continually evaluate acquisition opportunities, but cannot guarantee that suitable opportunities currently exist or will exist in the future. Our ability to identify and acquire suitable properties on favorable terms and to successfully integrate and operate them may be constrained by the following risks:

•	we face competition from other real estate investors with significant capital, including REITs and institutional investment funds, which may be able to accept more risk than we can prudently manage, including risks associated with paying higher acquisition prices;

•	we face competition from other potential acquirers that may significantly increase the purchase price for a property we acquire, which could reduce our growth prospects;

•	we may incur significant costs and divert management’s attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;

•	we may acquire properties that are not accretive to our operating and financial results upon acquisition, and we may be unsuccessful in integrating and operating such properties in accordance with our expectations;

•	our cash flow from an acquired property may be insufficient to meet our required principal and interest payments with respect to any debt used to finance the acquisition of such property;

•	we may discover unexpected items, such as unknown liabilities, during our due diligence investigation of a potential acquisition or other customary closing conditions may not be satisfied, causing us to abandon an acquisition opportunity after incurring expenses related thereto;

•	we may face opposition from governmental authorities or third parties alleging that potential acquisition transactions are anti-competitive, and as a result, we may have to spend a significant amount of time and expense to respond to related inquiries;

•	we may fail to obtain financing for an acquisition on favorable terms or at all;

•	we may be unable to make, or may spend more than budgeted amounts to make, necessary improvements or renovations to acquired properties;

•	we may spend more than budgeted amounts to meet customer specifications on a newly-acquired warehouse;

•	market conditions may result in higher than expected vacancy rates and lower than expected storage charges, rent or fees; or

•	we may, without any recourse, or with only limited recourse, acquire properties subject to liabilities, such as liabilities for clean-up of undisclosed environmental contamination, claims by customers, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Our inability to identify and complete suitable property acquisitions on favorable terms or at all, or to integrate and operate newly-acquired properties to meet our financial, operational and strategic expectations, could have a material adverse effect on us.

We may be unable to successfully expand our operations into new markets.

If the opportunity arises, we may acquire or develop properties in new markets. In particular, we have determined to strategically grow our warehouse portfolio in attractive international markets. In addition to the risks described above under “—We may be unable to identify and complete acquisitions of suitable properties, which may impede our growth, and our future acquisitions may not yield the returns we expect” and “—We are exposed to risks associated with expansion and development, which could result in disappointing returns and unforeseen costs and liabilities,” the acquisition or development of properties in new markets will subject us to the risks associated with a lack of understanding of the related economy and unfamiliarity with government and permitting procedures. We will also not possess the same level of familiarity with the dynamics and market conditions of any new market that we may enter, which could adversely affect our ability to successfully expand and operate in such market. We may be unable to build a significant market share or achieve a desired return on our investments in new markets. If we are unsuccessful in expanding and operating in new, high-growth markets, it could have a material adverse effect on us.

We depend on certain customers for a substantial amount of our warehouse segment revenues.

During the year ended December 31, 2016 and the nine months ended September 30, 2017, our 15 largest customers in our warehouse segment contributed approximately 50% and 50%, respectively, of our warehouse segment revenues. As of September 30, 2017, we had one customer that accounted for at least 8.7% of our warehouse segment revenues and 11 customers that each accounted for at least 2% of our warehouse segment revenues. In addition, as of September 30, 2017, 39 of our warehouses were predominantly single-customer warehouses. If any of our most significant customers were to discontinue or otherwise reduce their use of our warehouses or other services, which they are generally free to do at any time unless they are party to a contract that includes a fixed storage commitment, we would be materially and adversely affected. While we have contracts with stated terms with certain of our customers, most of our contracts do not obligate our customers to use our warehouses or provide for fixed storage commitments. Moreover, a decrease in demand for certain commodities or products produced by our significant customers and stored in our temperature-controlled warehouses would lower our occupancy rates and use of our services, without lowering our fixed costs, which could have a material adverse effect on us.

In addition, while some of our warehouses are located in primary markets, others are located in secondary and tertiary markets that are specifically suited to the particular needs of the customer utilizing these warehouses. For example, our production advantaged warehouses typically serve one or a small number of customers. These warehouses are also generally located adjacent to or otherwise in close proximity to customer processing or production facilities and were often build-to-suit at the time of their construction. If customers who utilize this type of warehouse, which may be located in remote areas, relocate their processing or production plants, default or otherwise cease to use our warehouses, then we may be unable to find replacement customers for these warehouses on favorable terms or at all or, if we find replacement customers, we may have to incur significant costs to reposition these warehouses for the replacement customers’ needs, any of which could have a material adverse effect on us.

Our customers could experience bankruptcy, insolvency or financial deterioration.

Our customers could experience a downturn in their businesses, which may weaken their financial condition and liquidity and result in their failure to make timely payments to us or otherwise default under their contracts or a decrease in their inventory levels with us and use of our services, without lowering our fixed costs, which could materially and adversely affect us.

If our customers are unable to comply with the terms of their contracts with us, we may be forced to modify these contracts on terms that are not favorable to us. Alternatively, customers may seek to cancel their contracts. Termination provisions in our contracts vary, but generally permit either party to terminate the contract upon a material breach by the counterparty and otherwise are specifically determined for each customer based on several factors. These include the volume of business involved, the readiness and quality of available capacity elsewhere and the customer’s internal constraints affecting its ability to move product. Cancellation of, or the failure of a customer to perform under, a contract could require us to seek replacement customers. There can be no assurance that we would be able to find suitable replacements on favorable terms in a timely manner or at all or reposition the warehouses without incurring significant costs.

A bankruptcy filing by or relating to any of our customers could prevent or delay us from collecting pre-bankruptcy obligations. In addition, to the extent that our customers have continuing obligations under any warehouse contract, the bankruptcy court might authorize the customer to reject and terminate its warehouse contract with us, or the bankruptcy trustee might pursue preferential payments made to us prior to a bankruptcy. In such instances, our claim for unpaid charges would likely not be paid in full, even if we have secured warehouseman’s liens on our customer’s assets. Additionally, any such lien may attach to products that are perishable or otherwise not readily saleable by us. Although we have in the past been deemed to have “critical vendor” status in certain bankruptcy filings, which resulted in our customer being able to pay us pre-bankruptcy obligations, there is no guarantee that we will be granted any such status in the future.

The bankruptcy, insolvency or financial deterioration of our customers, particularly our significant customers, could materially and adversely affect us.

The short-term nature and lack of fixed storage commitments of many of our customer contracts exposes us to certain risks that could have a material adverse effect on us.

For the twelve months ended September 30, 2017, 39.9% of our warehouse segment revenues were generated from contracts with a fixed storage commitment or leases with customers. The annualized rent and storage revenues attributable to our fixed storage commitment contracts and leases as of September 30, 2017 equaled 38.3% of our total warehouse segment rent and storage revenues for the twelve months ended September 30, 2017.

Our customer contracts that do not contain fixed storage commitments typically do not require our customers to utilize a minimum number of pallet positions or provide for guaranteed fixed payment obligations from any customers to us. As a result, most of our customers may discontinue or otherwise reduce their use of our warehouses or other services in their discretion at any time, without lowering our fixed costs, which could have a material adverse effect on us.

The storage and other fees we generate from customers with month-to-month warehouse rate agreements may be adversely affected by declines in market storage and other fee rates more quickly than with respect to our contracts that contain stated terms. There also can be no assurance that we will be able to retain any customers upon the expiration of their contracts (whether month-to-month warehouse rate agreements or contracts) or leases. If we cannot retain our customers, or if our customers that are not party to contracts with fixed storage commitments elect not to store goods in our warehouses, we may be unable to find replacement customers on favorable terms or at all or on a timely basis and we may incur significant expenses in obtaining replacement customers and repositioning warehouses to meet their needs. Any of the foregoing could materially and adversely affect us.

We have no experience operating as a publicly traded REIT.

We have no experience operating as a publicly traded REIT. As a publicly traded REIT, we will be required to develop and implement substantial control systems, policies and procedures in order to maintain our REIT qualification and satisfy our periodic SEC reporting, SEC compliance and NYSE listing requirements. We cannot assure you that our management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company as a publicly traded REIT. Any difficulty we have in operating as a publicly traded REIT in compliance with these requirements could subject us to significant fines, sanctions and other liabilities and jeopardize our status as a REIT or as a public company listed on the NYSE, which could materially and adversely affect us.

Our systems may not be adequate to support our growth.

We can provide no assurance that we will be able to adapt our portfolio management, administrative, accounting, information technology and operational systems to support any growth we may experience. Our failure to oversee our current portfolio of properties or any future acquisitions, expansions, developments or capital improvements could materially and adversely affect us.

Competition in our markets may increase over time if our competitors open new warehouses.

We compete with other owners and operators of temperature-controlled warehouses (including our customers or potential customers who may choose to provide temperature-controlled warehousing in-house), some of which own properties similar to ours in similar geographic locations. In recent years, our competitors, including Lineage Logistics, LLC, Swire Cold Storage (including United States Cold Storage, Inc., a subsidiary of Swire Cold Storage), Preferred Freezer Services, LLC, Henningsen Cold Storage Co., Polarcold Stores and AGRO Merchants Group, have added, through construction and development, temperature-controlled warehouses in certain of our markets. In addition, our customers or potential customers may choose to develop new temperature-controlled warehouses, expand their existing temperature-controlled warehouses or upgrade their equipment. Many of our warehouses are older and as our warehouses and equipment age and newer warehouses and equipment come onto the market, we may lose existing or potential customers, and we may be pressured to reduce our rent and storage and other fees below those we currently charge in order to retain customers. If we lose one or more customers, we cannot assure you that we would be able to replace those customers on attractive terms or at all. We also may be forced to invest in new construction or reposition existing warehouses at significant costs in order to remain competitive. Increased capital expenditures or the loss of warehouse segment revenues resulting from lower occupancy or storage rates could have a material adverse effect on us.

Your investment in us will be subject to additional risks with respect to our current and potential international operations and properties.

As of September 30, 2017, we owned or had a leasehold interest in 14 temperature-controlled warehouses outside the United States, and we managed four warehouses outside the United States on behalf of third parties. We also intend to strategically grow our portfolio globally through acquisitions of temperature-controlled warehouses in attractive international markets to service demonstrable customer demand where we believe the anticipated risk-adjusted returns are consistent with our investment objectives. Specifically, we are targeting attractive growth opportunities for temperature-controlled warehouses in international markets in Asia and Europe. However, there is no assurance that our existing customer relationships will support our international operations in any meaningful way or at all. Our international operations and properties could be affected by factors peculiar to the laws and business practices of the jurisdictions in which our warehouses are located. These laws and business practices expose us to risks that are different than or in addition to those commonly found in the United States. Risks relating to our international operations and properties include:

•	changing governmental rules and policies, including changes in land use and zoning laws;

•	enactment of laws relating to the international ownership of real property or mortgages and laws restricting the ability to remove profits earned from activities within a particular country to a person’s or company’s country of origin;

•	variations in currency exchange rates;

•	adverse market conditions caused by terrorism, civil unrest and changes in international, national or local governmental or economic conditions;

•	the willingness of U.S. or international lenders to make mortgage loans in certain countries and changes in the availability, cost and terms of secured and unsecured debt resulting from varying governmental economic policies;

•	the imposition of unique tax structures and changes in real estate and other tax rates and other operating expenses in particular countries;

•	general political and economic instability;

•	potential liability under the Foreign Corrupt Practices Act of 1977, as amended, which generally prohibits U.S. companies and their intermediaries from bribing or making other prohibited payments to non-U.S. officials for the purpose of obtaining or retaining business or other benefits;

•	our limited experience and expertise in foreign countries relative to our experience and expertise in the United States;

•	restrictions on our ability to repatriate earnings generated from our international operations and adverse tax consequences in the applicable jurisdictions, such as double taxation; and

•	potential liability under, and costs of complying with, more stringent environmental laws or changes in the requirements or interpretation of existing laws, or environmental consequences of less stringent environmental management practices in foreign countries relative to the United States.

If any of the foregoing risks were to materialize, they could materially and adversely affect us.

Our warehouse business outside the United States exposes us to losses resulting from currency fluctuations.

Our warehouse business outside the United States exposes us to losses resulting from currency fluctuations, as the revenues associated with our international operations and properties are generated in the local currency of each of the countries in which the properties are located. Fluctuations in exchange rates between these currencies and the U.S. dollar will therefore give rise to non-U.S. currency exposure, which could materially and adversely affect us. We may attempt to mitigate any such effects by entering into currency exchange rate hedging arrangements where it is practical to do so and where such hedging arrangements are available. These hedging arrangements may bear substantial costs, however, and may not eliminate all related risks. We cannot assure you that our efforts will successfully mitigate our currency risks. Moreover, if we do engage in currency exchange rate hedging activities, any income recognized with respect to these hedges (as well as any foreign currency gain recognized with respect to changes in exchange rates) may not qualify under the 75% gross income test or the 95% gross income test that we must satisfy annually in order to qualify as a REIT under the Code. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Income from Hedging Transactions.” For more information regarding our currency exposure, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures of Market Risks—Foreign Currency Risk.”

The Argentine foreign exchange market is subject to controls, which may adversely affect our ability to repatriate the revenues we derive from our Argentine operations.

Since December 2001, different Argentine government administrations have established and implemented various restrictions on foreign currency transfers, including certain restrictions on the ability to repatriate earnings from Argentina. Although in December 2015, the Macri administration eliminated or otherwise reduced many of such restrictions, we cannot assure you that such measures will not be implemented in the future again.

The impact that these current measures will have on the Argentine economy and on us is still uncertain. We cannot assure you that the current regulations will not be amended, or that no new regulations will be enacted in the future imposing other limitations on funds flowing into and out of the Argentine foreign exchange market. Any such new measures, as well as any additional regulations and/or restrictions, could materially and adversely affect our ability to repatriate the revenues we derive from our Argentine operations or transfer funds abroad.

In the future, we cannot rule out a less favorable international economic environment, lack of stability and competitiveness of the Argentine currency against other foreign currencies, a lower level of confidence among consumers and foreign and domestic investors, a higher inflation rate or future political uncertainties, among other factors. In case any such circumstances occur, it could materially and adversely affect the results of our operations in Argentina.

We depend on key personnel and specialty personnel, and a deterioration of employee relations could harm our business and operating and financial results.

Our success following this offering depends to a significant degree upon the continued contributions of certain key personnel, including Fred Boehler and Marc Smernoff, each of whom would be difficult to replace. If any of our key personnel were to cease employment with us, our operating and financial results could suffer. Further, such a loss could be negatively perceived in the capital markets. We have not obtained and do not expect to obtain key man life insurance on any of our key personnel. Our ability to retain our management group or to attract suitable replacements should any members of our management team leave is dependent on the competitive nature of the employment market. The loss of services from key members of our management team or a limitation of their availability could materially and adversely affect us.

We also believe that our future success, particularly in international markets, will depend in large part upon our ability to hire and retain highly skilled managerial, investment, financing, operational and marketing personnel. The customer service, marketing skills and knowledge of local market demand and competitive dynamics of our employees are contributing factors to our ability to maximize our income and to achieve the highest sustainable storage levels at each of our warehouses. We may be unsuccessful in attracting and retaining such skilled personnel. In addition, our temperature-controlled warehouse business depends on the continued availability of skilled personnel with engineering expertise and experience. Competition for such personnel is intense, and we may be unable to hire and retain such personnel.

Wage increases driven by U.S. federal, state and local legislation and competitive pressures on employee wages and benefits could negatively affect our operating margins and our ability to attract qualified personnel.

Our hourly U.S. employees are typically paid wage rates above the applicable U.S. federal, state or local minimum wage. However, increases in the minimum wage will increase our labor costs if we are to continue paying our hourly employees above the applicable U.S. federal, state or local minimum wage. If we are unable to continue paying our hourly employees above the applicable U.S. federal, state or local minimum wage, we may be unable to hire and retain qualified personnel. The U.S. federal minimum wage has been $7.25 per hour since July 24, 2009. From time to time, various U.S. federal, state and local legislators have proposed or enacted significant changes to the minimum wage requirements. For example, certain local or regional governments in places such as Chicago, Los Angeles, Seattle, San Francisco, Portland and New York have approved phased-in increases that eventually will take their minimum wage to as high as $15.00 per hour. If similar increases were to occur in additional markets in which we operate, our operating margins would be negatively affected unless we are able to increase our rent, storage fees and handling fees in order to pass increased labor costs on to our customers.

Competitive pressures may also require that we enhance our pay and benefits package to compete effectively for such personnel (including costs associated with health insurance coverage or workers’ compensation insurance). If we fail to attract and retain qualified and skilled personnel, we could be materially and adversely affected.

We may be subject to work stoppages, which could increase our operating costs and disrupt our operations.

Certain portions of our operations are subject to collective bargaining agreements. As of September 30, 2017, worldwide, we employed approximately 11,000 people, approximately 53% of which was represented by various local labor unions, and 79 of our 160 warehouses have unionized associates that are governed by 73 different collective bargaining agreements. Unlike owners of industrial warehouses, we hire our own workforce to handle and store items for our customers. Strikes, slowdowns, lockouts or other industrial disputes could cause us to experience a significant disruption in our operations, as well as increase our operating costs, which could materially and adversely affect us. If a greater percentage of our work force becomes unionized, we could be materially and adversely affected. Since January 1, 2016, we have successfully negotiated 36 collective bargaining agreements (which expired in 2016 and 2017 or were first contracts) without any work stoppages. We are currently negotiating five collective bargaining agreements, four of which have expired and which we continue to operate by mutual consent while negotiations are finalized and one of which is in respect of a new agreement. In addition, we have two collective bargaining agreements that are near termination and are scheduled for re-negotiation by the end of 2017. If we fail to re-negotiate such collective bargaining agreements on favorable terms in a timely manner or at all, we could be materially and adversely affected.

Power costs may increase or be subject to volatility, which could result in increased costs that we may be unable to recover.

Power is a major operating cost for temperature-controlled warehouses, and the price of power varies substantially between the markets in which we operate, depending on the power source and supply and demand factors. Power costs in our warehouse segment accounted for 9.4% and 9.3%, respectively, of the segment’s operating expenses for the year ended December 31, 2016 and the nine months ended September 30, 2017. We have implemented programs across our warehouses to reduce overall consumption and to reduce consumption at peak demand periods, when power prices are typically highest. However, there can be no assurance that these programs will be effective in reducing our power consumption.

We have entered into, or may in the future enter into, fixed price power purchase agreements in certain deregulated markets whereby we contract for the right to purchase an amount of electric capacity at a fixed rate per kilowatt. These contracts do not obligate us to purchase any minimum amounts but would require negotiation if our capacity requirements were to materially differ from historical usage or exceed the thresholds agreed upon. For example, exceeding these thresholds could have an adverse impact on our incremental power purchase costs if we were to be unable to obtain favorable rates on the incremental purchases.

If the cost of electric power to operate our warehouses increases dramatically or fluctuates widely and we are unable to pass such costs through to customers, we could be materially and adversely affected.

We could experience power outages or breakdowns of our refrigeration equipment.

Our warehouses are subject to electrical power outages and breakdowns of our refrigeration equipment. We attempt to limit exposure to such occasions by using backup generators and power supplies generally at a significantly higher operating cost than we would pay for an equivalent amount of power from a local utility and by conducting regular maintenance and upgrades to our refrigeration equipment. However, we may not be able to limit our exposure entirely even with these protections in place. Power outages that last beyond our backup and alternative power arrangements and refrigeration equipment breakdowns would harm our customers and our business. During power outages and refrigeration equipment breakdowns, changes in humidity and temperature could spoil or otherwise contaminate the frozen and perishable food and other products stored by our customers. We could incur financial obligations to, or be subject to lawsuits by, our customers in connection with these occurrences, which may not be covered by insurance. Any loss of services or product damage could reduce the confidence of our customers in our services and could consequently impair our ability to attract and retain customers. Additionally, in the event of the complete failure of our refrigeration equipment, we would incur significant costs in repairing or replacing our refrigeration equipment, which may not be covered by insurance. Any of the foregoing could have a material adverse effect on us.

We may incur liabilities or harm our reputation as a result of quality-control issues associated with our warehouse storage and other services.

We store frozen and perishable food and other products. Product contamination, spoilage, other adulteration, product tampering or other quality control issues could occur at any of our temperature-controlled warehouses or during the transportation of these products, which could cause our customers to lose all or a portion of their inventory. We could be liable for the costs incurred by our customers as a result of the lost inventory, and we also may be subject to liability, which could be material, if any of the frozen and perishable food products we stored or transported caused injury, illness or death. The occurrence of any of the foregoing may negatively impact our brand and reputation and otherwise have a material adverse effect on us.

Our temperature-controlled warehouse infrastructure may become obsolete or unmarketable and we may not be able to upgrade our equipment cost-effectively or at all.

The infrastructure at our temperature-controlled warehouses may become obsolete or unmarketable due to the development of, or demand for, more advanced equipment or enhanced technologies. In addition, our information technology platform pursuant to which we provide inventory management and other services to our customers may become outdated. When customers demand new equipment or technologies, the cost could be significant and we may not be able to upgrade our warehouses on a cost-effective basis in a timely manner, or at all, due to, among other things, increased expenses to us that cannot be passed on to customers or insufficient resources to fund the necessary capital expenditures. The obsolescence of our infrastructure or our inability to upgrade our warehouses would likely reduce warehouse segment revenues, which could have a material adverse effect on us.

We hold leasehold interests in 26 of our warehouses, and we may be forced to vacate our warehouses if we default on our obligations thereunder and we will be forced to vacate our warehouses if we are unable to renew such leases upon their expiration.

As of September 30, 2017, we held leasehold interests in 26 of our warehouses. These leases expire (taking into account our extension options) from June 2018 to August 2050, and had a weighted-average remaining term of 21 years. If we default on any of these leases, we may be liable for damages and could lose our leasehold interest in the applicable property, including all improvements. We would incur significant costs if we were forced to vacate any of these leased warehouses due to, among other matters, the high costs of relocating the equipment in our warehouses. If we were forced to vacate any of these leased warehouses, we could lose customers that chose our storage or other services based on our location, which could have a material adverse effect on us. Our landlords could attempt to evict us for reasons beyond our control. Further, we may be unable to maintain good working relationships with our landlords, which could adversely affect our relationship with our customers and could result in the loss of customers. In addition, we cannot assure you that we will be able to renew these leases prior to their expiration dates on favorable terms or at all. If we are unable to renew our lease agreements, we will lose our right to operate these warehouses and be unable to derive revenues from these warehouses and, in the case of ground leases, we forfeit all improvements on the land. We could also lose the customers using these warehouses who are unwilling to relocate to another one of our warehouses, which could have a material adverse effect on us. Furthermore, unless we purchase the underlying fee interests in these properties, as to which no assurance can be given, we will not share in any increase in value of the land or improvements beyond the term of such lease, notwithstanding any capital we have invested in the applicable warehouse, especially warehouses subject to ground leases. Even if we are able to renew these leases, the terms and other costs of renewal may be less favorable than our existing lease arrangements. Failure to sufficiently increase revenues from customers at these warehouses to offset these projected higher costs could have a material adverse effect on us.

We and our customers face risks relating to cybersecurity attacks that could cause loss of confidential information and other business disruptions.

We rely extensively on computer systems to manage our business and the services we provide to our customers. As a result, our business is at risk from, and may be impacted by, cybersecurity attacks. These could include attempts to gain unauthorized access to our data and computer systems. Attacks can be both individual and highly organized attempts planned by very sophisticated hacking organizations. We employ a number of measures to prevent, detect and mitigate these threats, which include password protection, frequent password change events, firewall detection systems, frequent backups, a redundant data system for core applications and annual penetration testing; however, there is no guarantee such efforts will be successful in preventing a cybersecurity attack. A cybersecurity attack could compromise the confidential information of our employees, customers and vendors. A successful attack could disrupt and affect our business operations, damage our reputation and result in significant remediation and litigation costs. Similarly, our customers rely extensively on computer systems to process transactions and manage their business and thus their businesses are also at risk from, and may be impacted by, cybersecurity attacks. An interruption in the business operations of our customers or in their reputation resulting from a cybersecurity attack could indirectly impact our business operations.

Our properties are designed specifically for use as temperature-controlled warehouses, which could make it difficult for us to reposition or sell these properties.

Our properties are highly specialized temperature-controlled warehouses, many of which are located in secondary or tertiary markets. Such warehouses are often custom-designed to meet specific customer needs. As a result, our warehouses are not well-suited for uses other than temperature-controlled storage. Major renovations and expenditures would be required to convert our temperature-controlled warehouses for most other uses. In the event we experience a significant decline in demand for temperature-controlled storage at any of our warehouses, it could be difficult to reposition or sell these properties on favorable terms, or at all, and the value of our temperature-controlled warehouses may be impaired due to the costs of reconfiguring our temperature-controlled warehouses for alternative purposes and the removal or modification of the specialized systems and equipment, any of which could have a material adverse effect on us.

We depend on third-party trucking service providers to provide transportation services to our customers, and any delays or disruptions in providing these transportation services, or damages caused to products during transportation, could have a material adverse effect on us.

We offer transportation services to our customers primarily on a brokerage basis and do not own meaningful transportation assets, such as trucks or containers. We depend on third-party trucking service providers to provide refrigerated transportation services to our customers. We do not have exclusive or long-term contractual relationships with any of these third-party trucking service providers, and we can provide no assurance that our customers will have uninterrupted or unlimited access to their transportation assets or services. Any delays or disruptions in providing these transportation services to our customers could reduce the confidence our customers have in our ability to provide transportation services and could impair our ability to retain existing customers or attract new customers. Moreover, in connection with any such delays or disruptions, or if customers’ products are damaged or destroyed during transport, we could incur financial obligations or be subject to lawsuits by our customers. Any of these risks could have a material adverse effect on us.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time and attention to compliance efforts.

We will incur significant legal, accounting, insurance and other expenses as a result of becoming a public company upon the completion of this offering. As a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, including the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, related regulations of the SEC and requirements of the NYSE, with which we were not required to comply as a private company. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, operations and financial statements. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting.

Section 404 of the Sarbanes-Oxley Act will require our management and independent registered public accounting firm to report annually on the effectiveness of our internal control over financial reporting. Substantial work on our part will be required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is expected to be both costly and challenging.

These reporting and other obligations will place significant demands on our management and our administrative, operational and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems, implement additional financial and other controls, reporting systems and procedures. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to public companies could be impaired.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may not be able to accurately determine or disclose our financial results. As a result, our shareholders could lose confidence in our financial results.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports. We may in the future discover areas of our internal control over financial reporting that need improvement. We cannot be certain that we will be successful in implementing or maintaining an effective system of internal control over financial reporting, or that material weaknesses or significant deficiencies will not be identified in the future. Furthermore, the existence of a material weakness or significant deficiency in our internal control over financial reporting would require our management to devote significant time and attention and incur significant expense to remediate any such material weakness or significant deficiency, and management may not be able to remediate any such material weakness or significant deficiency in a timely manner. The existence of any material weakness or significant deficiency in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, which could materially and adversely affect us and lead to a significant decline in the market price of our common shares.

We participate in multiemployer pension plans administered by labor unions. To the extent we withdraw from participation in any of these plans, we could face withdrawal liability from our participation therein.

As of September 30, 2017, we participated in seven multiemployer pension plans administered by labor unions representing some of our U.S. employees. Approximately half of our employees were participants in such multiemployer pension plans as of December 31, 2016. We make periodic contributions to these plans pursuant to the terms of our collective bargaining agreements to allow the plans to meet their pension benefit obligations.

In the event that we withdraw from participation in any of the multiemployer pension plans in which we participate, the documents governing the applicable plan and applicable law could require us to make an additional contribution to the applicable plan in the amount of the unfunded vested benefits allocable to our participation in the plan, and we would have to reflect that as an expense on our consolidated statement of income and as a liability on our consolidated balance sheet. Our withdrawal liability for any multiemployer pension plan would depend on the extent of the plan’s funding of vested benefits as of the year in which the withdrawal occurs, and may vary depending on the funded status of the applicable multiemployer pension plan, whether there is a mass withdrawal of all participating employers and whether any other participating employer in the applicable plan withdraws from the plan due to insolvency and is not able to contribute an amount sufficient to fund the unfunded liabilities associated with its participants in the plan. Based on the latest information available from plan administrators, we estimate our share of the aggregate withdrawal liability for the multiemployer pension plans in which we participate could have been as much as $319.3 million as of December 31, 2016, of which we estimate that certain of our customers are contractually obligated to make indemnification payments to us for approximately $289 million. However, there is no guarantee that, to the extent we incurred any such withdrawal liability, we would be successful in obtaining any indemnification payments therefor.

In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we could agree to discontinue participation in one or more plans, and in that event we could face a withdrawal liability. Additionally, we could be treated as withdrawing from a plan if the number of our employees participating in the plan is reduced to a certain degree over certain periods of time.

Some multiemployer pension plans, including ones in which we participate, are reported to have significant underfunded liabilities. Such underfunding could increase the size of our potential withdrawal liability. Additionally, changes to multiemployer pension plan laws and regulations could increase our potential cost of withdrawing from one or more multiemployer pension plans.

General Risks Related to the Real Estate Industry

Our performance and value are subject to economic conditions affecting the real estate market, temperature-controlled warehouses in particular, as well as the broader economy.

Our performance and value depend on the amount of revenues earned, as well as the expenses incurred, in connection with operating our warehouses. If our temperature-controlled warehouses do not generate revenues and operating cash flows sufficient to meet our operating expenses, including debt service and capital expenditures, we could be materially and adversely affected. In addition, there are significant expenditures associated with our real estate (such as mortgage payments, real estate taxes and maintenance costs) that generally do not decline when circumstances reduce the revenues from our warehouses. Accordingly, our expenditures may stay constant, or increase, even if our revenues decline. The real estate market is affected by many factors that are beyond our control, and revenues from, and the value of, our properties may be materially and adversely affected by:

•	changes in the national, international or local economic climate;

•	availability, cost and terms of financing;

•	the attractiveness of our properties to potential customers;

•	inability to collect storage charges, rent and other fees from customers;

•	the ongoing need for, and significant expense of, capital improvements and addressing obsolescence in a timely manner, particularly in older structures;

•	changes in supply of, or demand for, similar or competing properties in an area;

•	customer retention and turnover;

•	excess supply in the market area;

•	financial difficulties, defaults or bankruptcies by our customers;

•	changes in operating costs and expenses and our ability to control rates;

•	changes in or increased costs of compliance with governmental rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws, and our potential liability thereunder;

•	our ability to provide adequate maintenance and insurance;

•	changes in the cost or availability of insurance, including coverage for mold or asbestos;

•	unanticipated changes in costs associated with known adverse environmental conditions, newly discovered environmental conditions and retained liabilities for such conditions;

•	changes in interest rates or other changes in monetary policy;

•	disruptions in the global supply-chain caused by political, regulatory or other factors such as terrorism and political instability; and

•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes and floods, which may result in uninsured and underinsured losses.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, would result in a general decrease in rates or an increased occurrence of defaults under existing contracts, which could materially and adversely affect us. For these and other reasons, we cannot assure you that we will be able to achieve our business objectives.

Illiquidity of real estate investments, particularly our specialized temperature-controlled warehouses, could significantly impede our ability to respond to adverse changes in the performance of our business and properties.

Real estate investments are relatively illiquid, and given the specialized nature of our business, our temperature-controlled warehouses may be more illiquid than other real estate investments. This illiquidity is driven by a number of factors, including the specialized and often customer specific design of our warehouses, the relatively small number of potential purchasers of temperature-controlled warehouses and the location of many of our warehouses in secondary or tertiary markets. As a result, we may be unable to complete an exit strategy or quickly sell properties in our portfolio in response to adverse changes in the performance of our properties or in our business generally. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective buyer would be acceptable to us. We also cannot predict the length of time it would take to complete the sale of any such property. Such sales might also require us to expend funds to mitigate or correct defects to the property or make changes or improvements to the property prior to its sale. The ability to sell assets in our portfolio is also restricted by certain covenants in our mortgage loan agreements and other credit agreements. Code requirements relating to our status as a REIT may also limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Asset Tests.” These and other factors would impede our ability to respond to adverse changes in the performance of our business and properties and could materially and adversely affect us.

We could experience uninsured or underinsured losses relating to our warehouses and other assets, including our real property.

We carry insurance coverage on all of our properties in an amount that we believe adequately covers any potential casualty losses. However, there are certain losses, including losses from floods, earthquakes, acts of war or riots, that we are not generally insured against or that we are not generally fully insured against because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our properties incurs a casualty loss that is not covered by insurance (in part or at all), the value of our assets will be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenues in these properties. Any such losses could materially and adversely affect us. In addition, we may have no source of funding to repair or reconstruct the damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future on favorable terms or at all.

In the event of a fire, flood or other occurrence involving the loss of or damage to stored products held by us but belonging to others, we may be liable for such loss or damage. Although we have an insurance program in effect, there can be no assurance that such potential liability will not exceed the applicable coverage limits under our insurance policies. A number of our properties are located in areas that are known to be subject to earthquake activity, such as California, Washington, Oregon and New Zealand, or in flood zones, such as Appleton, Wisconsin and Roanoke, Virginia, in each case exposing them to increased risk of casualty.

If we or one or more of our customers experiences a loss for which we are liable and that loss is uninsured or exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

We are self-insured for workers’ compensation and health insurance under a large deductible program, meaning that we have accrued liabilities in amounts that we consider appropriate to cover losses in these areas. In addition, we maintain excess loss coverage to insure against losses in excess of the reserves that we have established for these claims in amounts that we consider appropriate. However, in the event that our loss experience exceeds our reserves and the limits of our excess loss policies, we could be materially and adversely affected.

We may not be reimbursed for increases in operating expenses and other real estate costs.

We may be limited in our ability to obtain reimbursement from customers under existing warehouse contracts for any increases in operating expenses such as electricity charges, maintenance costs, taxes, including real estate and income taxes, or other real estate-related costs. Unless we are able to offset any unexpected costs with sufficient revenues through new warehouse contracts or customers, increases in these costs would lower our operating margins and could materially and adversely affect us.

We could incur significant costs related to environmental conditions and liabilities.

Our operations are subject to a wide range of environmental laws and regulations in each of the locations in which we operate, and compliance with these requirements involves significant capital and operating costs. Failure to comply with these environmental requirements can result in civil or criminal fines or sanctions, claims for environmental damages, remediation obligations, the revocation of environmental permits or restrictions on our operations. Future changes in environmental laws, or in the interpretation of those laws, including potential future climate change regulations, such as those affecting electric power providers or regulations related to the control of greenhouse gas emissions, or stricter requirements affecting our operations could result in increased capital and operating costs, which could materially and adversely affect us.

Under various U.S. federal, state and local environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, commonly known as CERCLA, or the Superfund law, a current or previous owner or operator of real property may be liable for the entire cost of investigating, removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the contamination. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for the entire cleanup cost. We may also be subject to environmental liabilities under the regulatory regimes in place in the other countries in which we operate. For information on these foreign environmental regulatory regimes, see “Business and Properties—Regulatory Matters—International Regulations.”

The presence of hazardous or toxic substances on our properties, or the failure to properly remediate contaminated properties, could give rise to liens in favor of the government for failure to address the contamination, or otherwise adversely affect our ability to sell or lease properties or borrow using our properties as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or our businesses may be operated.

Under environmental laws, a property owner or operator is subject to compliance obligations, potential government sanctions for violations or natural resource damages, claims from private parties for cleanup contribution or other environmental damages and investigation and remediation costs. In connection with the acquisition, ownership or operation of our properties, we may be exposed to such costs. The cost of resolving environmental, property damage or personal injury claims, of compliance with environmental regulatory requirements, of paying fines, or meeting new or stricter environmental requirements or of remediating contaminated properties could materially and adversely affect us.

Nearly all of our properties have been the subject of environmental assessments conducted by environmental consultants at some point in the past. However, many of these assessments are not current and most have not been updated for purposes of this offering. Most of these assessments have not included soil sampling or subsurface investigations. Many of our older properties have not had asbestos surveys. In many instances, we have not conducted further investigations of environmental conditions disclosed in these environmental assessments nor can we be assured that these environmental assessments have identified all potential environmental liabilities associated with our properties. Material environmental conditions, liabilities or compliance concerns may have arisen or may arise after the date of the environmental assessments on our properties. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose new material environmental obligations or costs, including the potential effects of climate change or new climate change regulations, (ii) we will not incur material liabilities in connection with both known and undiscovered environmental conditions arising out of past activities on our properties or (iii) our properties will not be materially and adversely affected by the operations of customers, by environmental impacts or operations on neighboring properties (such as releases from underground storage tanks), or by the actions of parties unrelated to us.

In the future, our customers may demand lower indirect emissions associated with the storage and transportation of frozen and perishable foods, which could lead customers to seek temperature-controlled storage from our competitors. Further, such demand could require us to implement various processes to reduce emissions from our operations in order to remain competitive, which could materially and adversely affect us.

We could incur significant costs under environmental laws relating to the presence and management of asbestos, ammonia and underground storage tanks.

Environmental laws in the United States require that owners or operators of buildings containing asbestos properly manage asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is damaged, is decayed, poses a health risk or is disturbed during building renovation or demolition. These laws impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos and other toxic or hazardous substances. Some of our properties may contain asbestos or asbestos-containing building materials.

Most of our warehouses utilize ammonia as a refrigerant. Ammonia is classified as a hazardous chemical regulated by the U.S. Environmental Protection Agency, or the EPA. Releases of ammonia occur at our warehouses from time to time, and any number of unplanned events, including severe storms, fires, earthquakes, vandalism, equipment failure, operational errors, accidents, deliberate acts of employees or third parties, and terrorist acts could result in a significant release of ammonia that could result in injuries, loss of life, property damage and a significant interruption at affected facilities. For example, in 2015, we identified, and reported when required, ammonia releases across refrigeration systems in six of our facilities. These releases resulted in no significant property damage. In 2016, we identified, and reported when required, ammonia releases across refrigeration systems in eight of our facilities. These releases resulted in no significant property damage. Ammonia exposure can also cause damage to our customers’ goods stored with us. In June 2015, a release of ammonia occurred at our Dallas, Texas warehouse, resulting in exposure to over 13,000 pallets of customer goods. Although we cannot predict the extent of our liabilities as a result of these incidents, we expect any related product damage claims to be covered by insurance subject to applicable deductibles. Although our warehouses have risk management programs required by the Occupational Safety and Health Act of 1970, as amended, or OSHA, the EPA and other regulatory agencies in place, we could incur significant liability in the event of an unanticipated release of ammonia from one of our refrigeration systems. Releases could occur at locations or at times when trained personnel may not be available to respond quickly, increasing the risk of injury, loss of life or property damage. Some of our warehouses are not staffed 24 hours a day and, as a result, we may not respond to intentional or accidental events during closed hours as quickly as we could during open hours, which could exacerbate any injuries, loss of life or property damage. We also could incur liability in the event we fail to report such ammonia releases in a timely fashion.

Environmental laws and regulations subject us and our customers to liability in connection with the storage, handling and use of ammonia and other hazardous substances utilized in our operations. Our warehouses also may have under-floor heating systems, some of which utilize ethylene glycol, petroleum compounds, or other hazardous substances; releases from these systems could potentially contaminate soil and groundwater.

In addition, some of our properties have been operated for decades and have known or potential environmental impacts. Other than in connection with financings, we have not historically performed regular environmental assessments on our properties, and we may not do so in the future. Many of our properties contain, or may in the past have contained, features that pose environmental risks including underground tanks for the storage of petroleum products and other hazardous substances as well as floor drains and wastewater collection and discharge systems, hazardous materials storage areas and septic systems. All of these features create a potential for the release of petroleum products or other hazardous substances. Some of our properties are adjacent to or near properties that have known environmental impacts or have in the past stored or handled petroleum products or other hazardous substances that could have resulted in environmental impacts to soils or groundwater that could affect our properties. In addition, former owners, our customers, or third parties outside our control (such as independent transporters) have engaged, or may in the future engage, in activities that have released or may release petroleum products or other hazardous substances on our properties. Any of these activities or circumstances could materially and adversely affect us.

Our insurance coverage may be insufficient to cover potential environmental liabilities.

We maintain a portfolio environmental insurance policy that provides coverage for sudden and accidental environmental liabilities, subject to the policy’s coverage conditions, deductibles and limits, for most of our properties. There is no assurance that future environmental claims will be covered under these policies or that, if covered, the loss will not exceed policy limits. From time to time, we may acquire properties, or interests in properties, with known adverse environmental conditions where we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield an attractive risk-adjusted return. In such an instance, we factor the estimated costs of environmental investigation, cleanup and monitoring into the net cost. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties. A failure to accurately estimate these costs, or uninsured environmental liabilities, could materially and adversely affect us.

Our properties may contain or develop harmful molds or have other air quality issues, which could lead to financial liability for adverse health effects to our employees or third parties, and costs of remediating the problem.

Our properties may contain or develop harmful molds or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediating the problem. When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, poor equipment maintenance, chemical contamination from indoor or outdoor sources and other biological contaminants, such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants present above certain levels can cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property, to reduce indoor moisture levels, or to upgrade ventilation systems to improve indoor air quality. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our employees, our customers, employees of our customers and others if property damage or health concerns arise.

Costs of complying with governmental laws and regulations could adversely affect us and our customers.

The food industry in all jurisdictions in which we operate is subject to numerous government standards and regulations. While we believe that we are currently in compliance with all applicable government standards and regulations, there can be no assurance that all of our warehouses or our customers’ operations are currently in compliance with, or will be able to comply in the future with, all applicable standards and regulations or that the costs of compliance will not increase in the future.

All real property and the operations conducted on real property are subject to governmental laws and regulations relating to environmental protection and human health and safety. Our customers’ ability to operate and to satisfy their contractual obligations, including those made to us, may be affected by permitting and compliance obligations arising under such laws and regulations. Some of these laws and regulations could increase their operating costs, result in fines or impose joint and several liability on customers, owners or operators for the costs to investigate or remediate contamination, regardless of fault or whether the acts causing the contamination were legal.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards in the future. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require that we or our customers incur material expenditures. In addition, there are various governmental fire, health, safety and similar regulations with which we and our customers may be required to comply and which may subject us and our customers to liability in the form of fines or damages for noncompliance. Any material expenditures, fines or damages imposed on our customers or us could directly or indirectly have a material adverse effect on us. In addition, changes in these governmental laws and regulations, or their interpretation by agencies and courts, could occur.

The Americans with Disabilities Act of 1990, as amended, or the ADA, generally requires that public buildings, including portions of our warehouses, be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants. If, under the ADA, we are required to make substantial alterations and capital expenditures in one or more of our warehouses, including the removal of access barriers, it could materially and adversely affect us.

Our properties are subject to regulation under OSHA, which requires employers to protect employees against many workplace hazards, such as exposure to harmful levels of toxic chemicals, excessive noise levels, mechanical dangers, heat or cold stress and unsanitary conditions. The cost of complying with OSHA and similar laws enacted by other jurisdictions in which we operate is substantial and any failure to comply with these regulations could expose us to penalties and potentially to liabilities to employees who may be injured at our warehouses, any of which could be material. Furthermore, any fines or violations that we face under OSHA could expose us to reputational risk.

We face ongoing litigation risks which could result in material liabilities and harm to our business regardless of whether we prevail in any particular matter.

We are a large company operating in multiple U.S. and international jurisdictions, with thousands of employees and business counterparts. As such, there is an ongoing risk that we may become involved in legal disputes or litigation with these parties or others. The costs and liabilities with respect to such legal disputes may be material and may exceed our amounts, if any, accrued for such liabilities and costs. In addition, our defense of legal disputes or resulting litigation could result in the diversion of our management’s time and attention from the operation of our business, each of which could impede our ability to achieve our business objectives. Some or all of the amounts we may be required to pay to defend or to satisfy a judgment or settlement of any or all of our disputes and litigation may not be covered by insurance.

We face risks stemming from our partial ownership interests in certain properties which could materially and adversely affect the value of our joint venture investments.

We own an interest in one of our properties indirectly through an investment in a joint venture with a third party. We also made an investment in the China JV. In the future, we may make additional investments through joint venture investment vehicles. These investments involve risks not present in investments where a third party is not involved, including the possibility that:

•	we and a co-venturer or partner may reach an impasse on a major decision that requires the approval of both parties;

•	we may not have exclusive control over the development, financing, management and other aspects of the property or joint venture, which may prevent us from taking actions that are in our best interest but opposed by a co-venturer or partner;

•	a co-venturer or partner may at any time have economic or business interests or goals that are or may become inconsistent with ours;

•	a co-venturer or partner may encounter liquidity or insolvency issues or may become bankrupt, which may mean that we and any other remaining co-venturers or partners generally would remain liable for the joint venture’s liabilities;

•	a co-venturer or partner may be in a position to take action contrary to our instructions, requests, policies or investment objectives, including our current policy with respect to maintaining our qualification as a REIT under the Code;

•	a co-venturer or partner may take actions that subject us to liabilities in excess of, or other than, those contemplated;

•	in certain circumstances, we may be liable for actions of our co-venturer or partner, and the activities of a co-venturer or partner could adversely affect our ability to qualify as a REIT, even if we do not control the joint venture;

•	our joint venture agreements may restrict the transfer of a co-venturer’s or partner’s interest or otherwise restrict our ability to sell the interest when we desire or on advantageous terms;

•	our joint venture agreements may contain buy-sell provisions pursuant to which one co-venturer or partner may initiate procedures requiring the other co-venturer or partner to choose between buying the other co-venturer’s or partner’s interest or selling its interest to that co-venturer or partner;

•	if a joint venture agreement is terminated or dissolved, we may not continue to own or operate the interests or investments underlying the joint venture relationship or may need to purchase such interests or investments at a premium to the market price to continue ownership; or

•	disputes between us and a co-venturer or partner may result in litigation or arbitration that could increase our expenses and prevent our management from focusing their time and attention on our business.

Any of the above could materially and adversely affect the value of our current joint venture investment or any future joint venture investments and potentially have a material adverse effect on us.

Risks Related to Our Debt Financings

We have a substantial amount of indebtedness that may limit our financial and operating activities.

As of September 30, 2017, on a pro forma basis after giving effect to this offering and the use of the net proceeds from this offering, we had $1.6 billion of total consolidated indebtedness outstanding and an available borrowing capacity under our New Senior Secured Revolving Credit Facilities of $350.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outstanding Indebtedness—New Senior Secured Credit Facilities.” Our organizational documents contain no limitations regarding the maximum level of indebtedness that we may incur or keep outstanding.

Payments of principal and interest on indebtedness may leave us with insufficient cash resources to operate our properties or to pay distributions to our shareholders at expected levels. Our substantial outstanding indebtedness could have other material and adverse consequences, including, without limitation, the following:

•	our cash flows may be insufficient to meet our required principal and interest payments;

•	we may use a substantial portion of our cash flows to make principal and interest payments and we may be unable to obtain additional financing as needed or on favorable terms, which could, among other things, have a material adverse effect on our ability to capitalize upon acquisition opportunities, fund capital improvements or meet operational needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms or in violation of certain covenants to which we may be subject;

•	we may default on our indebtedness by failing to make required payments or violating covenants, which would entitle holders of such indebtedness and other indebtedness with a cross-default provision to accelerate the maturity of their indebtedness and, if such indebtedness is secured, to foreclose on our properties that secure their loans;

•	we may be unable to effectively hedge floating rate debt with respect to our New Senior Secured Credit Facilities or any successor facilities thereto;

•	we are required to maintain certain debt and coverage and other financial ratios at specified levels, thereby reducing our operating and financial flexibility;

•	our vulnerability to general adverse economic and industry conditions may be increased; and

•	we may be subject to greater exposure to increases in interest rates for our variable-rate debt and to higher interest expense on future fixed rate debt.

If any one of these events were to occur, we could be materially and adversely affected. In addition, any foreclosure on our properties could create taxable income without accompanying cash proceeds, which could materially and adversely affect our ability to meet the REIT distribution requirements imposed by the Code. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Annual Distribution Requirements.”

We are dependent on external sources of capital, the continuing availability of which is uncertain.

In order to qualify as a REIT, we are required each year to distribute to our shareholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding capital gains), and we are subject to tax to the extent our REIT taxable income is not fully distributed. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Annual Distribution Requirements.” Because of these distribution requirements, we may not be able to fund all of our future capital needs, including capital for acquisitions, development activities and recurring and non-recurring capital improvements, from operating cash flow. Consequently, we intend to rely on third-party sources of capital to fund a substantial amount of our future capital needs. We may not be able to obtain additional financing on favorable terms or at all when needed. Any additional debt we incur will increase our leverage, expose us to the risk of default and impose operating and financial restrictions on us. In addition, any equity financing could be materially dilutive to the equity interests held by our shareholders. Our access to third-party sources of capital depends, in part, on general market conditions, the market’s perception of our growth potential, our leverage, our current and anticipated results of operations, liquidity, financial condition and cash distributions to shareholders and the market price of our common shares. If we cannot obtain sufficient capital on favorable terms when needed, we may not be able to execute our business and growth strategies, satisfy our debt service obligations, make the cash distributions to our shareholders necessary for us to qualify as a REIT (which would expose us to significant penalties and corporate-level taxation), or fund our other business needs, which could have a material adverse effect on us.

Increases in interest rates could increase the amount of our debt payments.

As of September 30, 2017, on a pro forma basis after giving effect to this offering and the use of the net proceeds from this offering, we had $         of our outstanding consolidated indebtedness that is variable-rate debt, and we may continue to incur variable-rate debt in the future. Increases in interest rates on such debt would raise our interest costs, reduce our cash flows and reduce our ability to make distributions to our shareholders. Increases in interest rates would also increase our interest expense on future fixed rate borrowings and have the same collateral effects. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments.

Our existing indebtedness contains, and any future indebtedness is likely to contain, covenants that restrict our ability to engage in certain activities.

Our indebtedness outstanding as of September 30, 2017 on a pro forma basis requires, and our future indebtedness is likely to require, us to comply with a number of financial covenants, as well as operational covenants, such as covenants with respect to leverage, interest coverage ratios, borrowing base requirements, incurrence of secured and unsecured indebtedness, creating liens upon our assets, making of certain distributions and investments, engaging in certain strategic transactions, engaging in transactors with our affiliates, disposing of certain assets, amending our organizational documents and other matters. We expect that the financial covenants under our New Senior Secured Credit Facilities will include a maximum leverage ratio, a minimum borrowing base coverage ratio, a minimum fixed charge coverage ratio, a minimum borrowing base debt service coverage ratio, a minimum tangible net worth requirement and a maximum recourse secured debt ratio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outstanding Indebtedness—New Senior Secured Credit Facilities.” These covenants may limit our ability to engage in certain transactions that may be in our best interests. In order to be able to make distributions to our shareholders, we must be in compliance with certain financial covenants and there may not be an event of default under such indebtedness. Our failure to meet the covenants could result in an event of default under the applicable indebtedness, which could result in the acceleration of the applicable indebtedness and other indebtedness with a cross-default provision as well as foreclosure upon any of our assets that secure such indebtedness, including equity interests in certain of our subsidiaries and in certain of our real property securing such indebtedness. If any of our assets, including equity interests in certain of our subsidiaries and real property, are foreclosed upon by lenders, or if we are unable to refinance our indebtedness at maturity or meet our payment obligations, we would be materially and adversely affected.

As of September 30, 2017, a total of 61 of our warehouses were financed under mortgage loans grouped into two pools. Certain covenants in the mortgage loan agreements place limits on our use of the cash flows associated with each pool, and place other restrictions on our use of the assets included within each pool. In particular, if our subsidiaries that are borrowers under these mortgage loans fail to maintain certain cash flow minimums or a debt service coverage ratio, the cash generated by those subsidiaries will be restricted and unavailable for us to use, which we refer to as a “cash trap event.” The required cash flow minimums vary from pool to pool of the mortgage loans. If the pools under our mortgage loans were to fail to maintain the applicable cash flow minimums or debt service coverage ratio, our ability to make capital expenditures and distributions to our shareholders would be materially limited. In addition, as a holder of equity interests in the borrowers under each of these pools, our claim to the assets contained in each pool is subordinate to the claims of the holders of the indebtedness under each mortgage loan.

In addition, two of our properties are financed under construction mortgage loans. Certain covenants in the construction loan agreements impose significant restrictions with respect to the construction of the facilities being developed with the proceeds thereof. If we failed to satisfy the covenants or development deadlines under these construction loan agreements, we could be responsible for, among other things, significant guarantee and reimbursement obligations to the lenders thereof. In addition, as a holder of equity interests in the borrowers under each of these loan agreements, our claim to the assets secured thereby is subordinate to the claims of the construction lenders.

Secured indebtedness exposes us to the possibility of foreclosure, which could result in the loss of our investment in certain of our subsidiaries or in a property or group of properties or other assets subject to indebtedness, and limits our ability to raise future capital.

We have granted certain of our lenders security interests in substantially all of our assets, including equity interests in certain of our subsidiaries and in certain of our real property. Incurring secured indebtedness, including mortgage indebtedness, increases our risk of asset and property losses because defaults on indebtedness secured by our assets, including equity interests in certain of our subsidiaries and in certain of our real property, may result in foreclosure actions initiated by lenders and ultimately our loss of the property or other assets securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could have a material adverse effect on the overall value of our portfolio of properties and more generally on us. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the indebtedness secured by the mortgage. If the outstanding balance of the indebtedness secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could materially and adversely affect us. In addition, the fact that substantially all of our assets serve as collateral for existing indebtedness limits our ability to raise future capital on favorable terms, or at all. As a result, our substantial secured indebtedness could have a material adverse effect on us.

Interest rate and other hedging activity exposes us to risks, including the risks that a counterparty will not perform and that the hedge will not yield the economic benefits we anticipate.

As of September 30, 2017, we were a party to three interest rate hedges. In addition, we have entered into certain forward contracts and other hedging arrangements in order to fix power costs for anticipated electricity requirements. These hedging transactions expose us to certain risks, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate and power cost changes. Moreover, there can be no assurance that our hedging arrangements will qualify for hedge accounting or that our hedging activities will have the desired beneficial impact on our results of operations or cash flows. Should we desire to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill our obligation under the hedging agreement. Failure to hedge effectively against interest rate and power cost changes could have a material adverse effect on us. When a hedging agreement is required under the terms of a mortgage loan, it is often a condition that the hedge counterparty maintains a specified credit rating. With the current volatility in the financial markets, there is an increased risk that hedge counterparties could have their credit ratings downgraded to a level that would not be acceptable under the loan provisions. If we were unable to renegotiate the credit rating condition with the lender or find an alternative counterparty with an acceptable credit rating, we could be in default under the loan and the lender could seize that property through foreclosure, which could have a material adverse effect on us.

Risks Related to our Organization and Structure

Provisions of Maryland law may limit the ability of a third party to acquire control of our company.

Under the Maryland General Corporation Law, or the MGCL, as applicable to Maryland real estate investment trusts, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the trust’s then outstanding voting shares or an affiliate or associate of the trust who, at any time within the two-year period before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the trust’s then outstanding shares, which we refer to as an “interested shareholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Thereafter, any such business combination must be approved by two supermajority shareholder votes unless, among other conditions, the trust’s common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its voting shares. Upon the completion of this offering, Yucaipa and the GS Entities will each beneficially own more than 10% of our voting shares and would, therefore, be subject to the business combination provisions of the MGCL. However, pursuant to the statute, our board of trustees, by resolution, elected to opt out of the business combination provisions of the MGCL. This resolution may not be modified or repealed by our board of trustees without the approval of our shareholders by the affirmative vote of a majority of the votes cast on the matter. Accordingly, the five-year prohibition and the supermajority vote requirements described above will not apply to a business combination between us and any other person, including Yucaipa or the GS Entities. As a result, any person may be able to enter into business combinations with us, which may not be in your best interest as a shareholder, within five years of becoming an interested shareholder and without compliance by us with the supermajority vote requirements and other provisions of the MGCL.

The “control share” provisions of the MGCL provide that “control shares” of a Maryland real estate investment trust (defined as shares which, when aggregated with other shares controlled by the shareholder (except solely by virtue of a revocable proxy), entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by the trust’s shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquiror of control shares, the trust’s officers and the trust’s employees who are also the trust’s trustees. Our amended and restated bylaws, or our bylaws, contain a provision exempting from the control share acquisition provisions of the MGCL any and all acquisitions by any person of our shares. This provision may not be amended by our board of trustees without the affirmative vote at a duly called meeting of shareholders of at least a majority of the votes cast on the matter by shareholders entitled to vote generally in the election of trustees.

Subtitle 8 of Title 3 of the MGCL, or Subtitle 8, permits our board of trustees, without shareholder approval, to implement certain takeover defenses (some of which, such as a classified board, we do not have), if we have a class of equity securities registered under the Exchange Act and at least three independent trustees (which we will have upon the completion of this offering). We have elected not to be subject to Subtitle 8 unless approved by the affirmative vote of at least a majority of the votes cast on the matter by shareholders entitled to vote generally in the election of trustees.

On any vote to opt-in to the “business combination,” the “control share” or the Subtitle 8 provisions of the MGCL, Yucaipa will vote its common shares for and against the matter in the same proportion as the number of votes cast for and against the proposal to opt-in by other shareholders until Yucaipa ceases to own at least         % of the outstanding voting power.

Any of the MGCL provisions, if then applicable to us, may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a transaction or change in control which might involve a premium price for our common shares or otherwise be in the best interests of our shareholders.

Our board of trustees can take many actions even if you and other shareholders disagree with such actions or if they are otherwise not in your best interest as a shareholder.

Our board of trustees has overall authority to oversee our operations and determine our major policies. This authority includes significant flexibility to take certain actions without shareholder approval. For example, our board of trustees can do the following without shareholder approval:

•	issue additional shares, which could dilute your ownership;

•	amend our declaration of trust to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue;

•	classify or reclassify any unissued shares and set the preferences, rights and other terms of such classified or reclassified shares, which preferences, rights and terms could delay, defer or prevent a transaction or change in control which might involve a premium price for our common shares or otherwise be in your best interest as a shareholder;

•	employ and compensate affiliates;

•	change major policies, including policies relating to investments, financing, growth and capitalization;

•	enter into new lines of business or new markets; and

•	determine that it is no longer in our best interests to attempt to continue to qualify as a REIT.

Any of these actions without shareholder approval could increase our operating expenses, impact our ability to make distributions to our shareholders, reduce the market value of our real estate assets or otherwise not be in your best interest as a shareholder.

Our declaration of trust contains provisions that make removal of our trustees difficult, which could make it difficult for our shareholders to effect changes to our management.

Our declaration of trust provides that, subject to the rights of holders of one or more classes or series of preferred shares to elect or remove one or more trustees, a trustee may be removed only for “cause” (as defined in our declaration of trust), and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of trustees. This provision, when coupled with the exclusive power of our board of trustees to fill vacant trusteeships, may preclude shareholders from removing incumbent trustees except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees. These requirements make it more difficult to change our management by removing and replacing trustees and may prevent a change in control that is in the best interests of our shareholders.

The REIT ownership limit rules and the related restrictions on ownership and transfer contained in our declaration of trust have an anti-takeover effect.

In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year (other than the first taxable year for which the election to be treated as a REIT was made). See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Organizational Requirements.”

To ensure that we will not fail to qualify as a REIT under this and other tests under the Code, our declaration of trust, subject to certain exceptions, authorizes our board of trustees to take such actions as are necessary and desirable to preserve our qualification as a REIT and does not permit individuals (including certain entities treated as individuals), other than excepted holders approved in accordance with our declaration of trust, to own, directly or indirectly, more than 9.8% (in value) of our outstanding shares. In addition, our declaration of trust prohibits: (a) any person from beneficially or constructively owning our shares of beneficial interest that would result in our company being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; (b) any person from transferring our shares of beneficial interest of our company if such transfer would result in our shares of beneficial interest being beneficially owned by fewer than 100 persons; and (c) any person from beneficially owning our shares of beneficial interest to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code (after taking into account for such purpose the statutory presumptions set forth in Section 897(h)(4)(E) of the Code). Our board of trustees is required to exempt a person (prospectively or retrospectively) from the percentage ownership limit described above (but not the other restrictions) if the person seeking a waiver demonstrates that the waiver would not jeopardize our status as a REIT or violate the other conditions described above.

These ownership limitations are intended to provide added assurance of compliance with the tax law requirements and to minimize administrative burdens. Although our declaration of trust requires our board of trustees to grant a waiver of the percentage ownership limit described above if the person seeking a waiver demonstrates that such ownership would not jeopardize our status as a REIT or violate the other conditions described above, these limitations might still delay, defer or prevent a transaction or change in control which might involve a premium price for our common shares or otherwise not be in your best interest as a shareholder or result in the transfer of shares acquired in excess of the ownership limits to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of the benefits of owning the additional shares.

Our rights and the rights of our shareholders to take action against our trustees and officers are limited.

Our declaration of trust eliminates our trustees’ and officers’ liability to us and our shareholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our declaration of trust and our bylaws require us to indemnify our trustees and officers to the maximum extent permitted by Maryland law for liability actually incurred in connection with any proceeding to which they may be made, or threatened to be made, a party, except to the extent that the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and was either committed in bad faith or the result of active and deliberate dishonesty, the trustee or officer actually received an improper personal benefit in money, property or services, or, in the case of any criminal proceeding, the trustee or officer had reasonable cause to believe that the act or omission was unlawful. As a result, we and our shareholders may have more limited rights against our trustees and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our trustees and officers.

Our significant shareholders, including Yucaipa, the GS Entities and the Fortress Entity, and their respective affiliates, will continue to have significant influence over us, and their actions might not be in your best interest as a shareholder.

Upon the completion of this offering, investment funds affiliated with Yucaipa and the GS Entities will control approximately     % and     %, respectively, of the voting power in us, assuming no exercise of the underwriters’ option to purchase additional common shares and the conversion of all 375,000 outstanding Series B preferred shares into an aggregate of                      common shares in connection with this offering (based upon the Series B preferred share conversion price of $        as of         , 2017) subject to adjustment between YF ART Holdings, the GS Entities and Charm Progress as described in “Principal Shareholders,” and the cashless exercise by YF ART Holdings, an affiliate of Yucaipa, of all outstanding warrants to purchase 18,574,619 common shares at a price of $9.81 per share, into an aggregate of          common shares upon the completion of this offering (based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus).

Under the terms of the limited partnership agreement of YF ART Holdings, the general partner of YF ART Holdings, YF ART Holdings GP, LLC, or YF ART GP, has agreed not to cause or permit us, without the prior written approval of the Fortress Entity, to, among other things, engage in certain affiliate and fundamental corporate transactions, make certain tax elections and engage in related tax activities and undertake other significant activities. The Fortress Entity made its investment in YF ART Holdings pursuant to that certain Contribution Agreement, dated as of February 27, 2015, by and among YF ART GP, YF ART Holdings, us, the Fortress Entity and certain affiliates of Yucaipa, or the Contribution Agreement. We have agreed with the Fortress Entity to enforce many of these control rights pursuant to the Contribution Agreement. For further information regarding the Contribution Agreement, please see “Certain Relationships and Related Party Transactions—The Fortress Entity Contribution Agreement.”

The limited partnership agreement of YF ART Holdings also provides for, among other things, preemptive rights in favor of the Fortress Entity. Specifically, YF ART GP is required to use its commercially reasonable efforts to permit the Fortress Entity to purchase its pro rata share of any new shares of our company that we may issue to any other person on the same terms and conditions proposed to such other person. The exercise by the Fortress Entity of this preemptive right would further dilute your ability to influence matters requiring shareholder approval.

Our existing shareholders agreement will terminate upon the completion of this offering, and we expect to re-negotiate our arrangement with the Fortress Entity in connection therewith, which we expect will result in an elimination of the preemptive rights described above and a substantial reduction of the control rights that have been granted in favor of the Fortress Entity. We anticipate that affiliates of Yucaipa, the GS Entities and the Fortress Entity will enter into a new shareholders agreement and related registration rights agreements in connection with this offering, pursuant to which they will remain entitled to registration rights in respect of our common shares and board of trustees representation rights based on their fully diluted ownership interest in us. For further information regarding our new shareholders agreement, please see “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

We expect that Yucaipa, the GS Entities and the Fortress Entity will continue to exert a significant influence on our business and affairs upon the completion of this offering as a result of their substantial ownership interest in us and the terms of the new shareholders agreement. As a result, we expect these parties to continue to influence the outcome of matters required to be submitted to shareholders for approval, including the election of our trustees, amendments to our declaration of trust and the approval of significant transactions, such as mergers or other sales of our company or our assets.

The influence exerted by these shareholders over our business and affairs might not be consistent with your best interests as a shareholder. In addition, this concentration of voting control and influence may have the effect of delaying, deferring or preventing a transaction or change in control which might involve a premium price for our common shares or otherwise be in your best interest as a shareholder.

Additionally, because investment funds affiliated with Yucaipa will own more than 50% of our common shares following the completion of this offering, we will be considered a “controlled company” within the meaning of the NYSE listing standards. As a result, we will qualify for exemption from certain NYSE corporate governance requirements (including that a majority of the board be independent and the nominating and corporate governance and compensation committees be composed entirely of independent trustees). However, we do not intend to rely on any of these exemptions and intend to fully comply with all corporate governance requirements under the NYSE rules. Nevertheless, there can be no assurance that, in the future, we would not seek to rely on some or all of the exemptions afforded to a “controlled company” (assuming that we remain eligible to do so). If so, you would not have the same protections afforded to shareholders of companies that are subject to all of the NYSE rules regarding corporate governance.

Our declaration of trust contains provisions permitting certain of our shareholders to engage in the same businesses as ours and renouncing our interest and expectancy in certain business opportunities.

Yucaipa, the GS Entities, Fortress and their respective affiliates have other investments and business activities in addition to their ownership of us. Under our declaration of trust, Yucaipa, the GS Entities and the Fortress Entity, and their respective affiliates (and any of their respective officers, trustees, directors, partners, members, managers, employees or other agents, or related persons), have the right, and have no obligation to abstain from exercising such right, to: (1) engage or invest directly or indirectly in the same, similar or related business or lines of business as us, (2) do business with any of our customers, suppliers and lessors or (3) employ or otherwise engage any of our officers, trustees or employees. While we believe that none of Yucaipa, the GS Entities or the Fortress Entity owned and operated any temperature-controlled warehouses in competition with us as of November 2017, there is no guarantee they will not do so in the future. If Yucaipa, the GS Entities or the Fortress Entity, or any of their respective affiliates or any of their related persons, acquire knowledge of a potential transaction that could be a business opportunity for us, we will have no interest or expectancy in such opportunity, and they will have no obligation to present, communicate or offer such business opportunity to us, our shareholders or our affiliates. Rather, they will have the right to hold and exploit such opportunity for their own account or to direct, recommend, sell, assign or otherwise transfer such opportunity to any person or entity.

The only exception to our renunciation of business opportunities described above is in the event that a business opportunity is expressly offered to a related person solely in, and as a direct result of, his or her capacity as our trustee, officer or employee. In such cases, our declaration of trust provides that we are not required to renounce any interest or expectancy that we may have under applicable law in those business opportunities if they are opportunities (1) that we are financially able to undertake, (2) that we are not prohibited by contract or applicable law from pursuing or undertaking, (3) that, from their nature, are in our line of business, (4) that are of practical advantage to us and (5) in which we have an interest or a reasonable expectancy. If our Chief Executive Officer, Chief Operating Officer or Chief Financial Officer shall be a related person by virtue of his or her respective relationship with Yucaipa, the GS Entities or the Fortress Entity or their respective affiliates, then any business opportunity offered to such officer shall be deemed to have been offered solely in, and as a direct result of, such officer’s capacity as an officer of our company unless such offer clearly and expressly is presented to such officer solely in, and as a direct result of, his or her capacity as an officer, trustee, director, partner, member, manager, employee or other agent of Yucaipa, the GS Entities or the Fortress Entity or their respective affiliates.

Therefore, a trustee, officer or other employee of our company who also serves as a trustee, director, member, partner, manager, officer or other employee of Yucaipa, the GS Entities or the Fortress Entity or their respective affiliates may pursue certain business opportunities that may be complementary to, or consistent or competing with, our business and, as a result, such opportunities may not be available to us. These potential conflicts of interest could materially and adversely affect us if attractive business opportunities are allocated by Yucaipa, the GS Entities or the Fortress Entity, or any trustee, director, member, partner, manager, officer or other employee of Yucaipa, the GS Entities or the Fortress Entity or their respective affiliates, to themselves or their other affiliates instead of to us. The terms of our declaration of trust are more fully described in “Policies with Respect to Certain Activities—Business Opportunities.”

We may invest in, or co-invest with, our affiliates, which could result in conflicts of interest.

We may in the future make investments in, enter into co-investment or joint venture arrangements with, or otherwise collaborate with and invest in, other firms or entities, which may include our affiliates, including Yucaipa, the GS Entities and Fortress. Such activities could create conflicts of interest that result in actions or consequences that are not in your best interest as a shareholder.

We have fiduciary duties as general partner to our operating partnership, which may result in conflicts of interests in representing your interests as shareholders of our company.

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, and between us and our operating partnership or any partner thereof. Our trustees and officers have duties to our company under applicable Maryland law in connection with their management of our company. Additionally, we have fiduciary duties as the general partner to our operating partnership and to its limited partners under Delaware law in connection with the management of our operating partnership, although our operating partnership does not currently have any limited partners that are not our wholly owned subsidiaries. Our duties as a general partner to our operating partnership and any future unaffiliated limited partners may come into conflict with the duties of our trustees and officers to our company and may be resolved in a manner that is not in your best interest as a shareholder.

Risks Related to our Common Shares and this Offering

Our cash available for distribution to shareholders may not be sufficient to pay distributions at expected levels, or at all, and we may need to increase our borrowings or otherwise raise capital in order to make such distributions; consequently, we may not be able to make such distributions in full.

Our initial annual distributions to our shareholders for the twelve-month period following the completion of this offering are expected to be $         per share, representing approximately     % of estimated cash available for distribution for the twelve months ending September 30, 2018. See “Distribution Policy.” If cash available for distribution generated by our assets for such twelve-month period is less than our estimate or if such cash available for distribution decreases in future periods, we may be unable to make distributions to our shareholders at expected levels, or at all, or we may need to increase our borrowings or otherwise raise capital in order to do so, and there can be no assurance that such capital will be available on attractive terms in sufficient amounts, or at all. Any of the foregoing could result in a decrease in the market price of our common shares. Any distributions made to our shareholders by us will be authorized and determined by our board of trustees in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our actual or anticipated financial condition, results of operations, cash flows and capital requirements, debt service requirements, financing covenants, restrictions under applicable law and other factors described under “Distribution Policy.”

There has been no public market for our common shares prior to this offering, and an active trading market for our common shares may never develop or be sustained following this offering, which could result in purchasers in this offering being unable to monetize their investment.

Prior to this offering, there has been no public market for our common shares. The initial public offering price per share will be determined by negotiations between the underwriters and us, and therefore may not accurately reflect the value of your investment. We cannot assure you that the initial public offering price per share will correspond to the price at which our common shares will trade in the public market subsequent to this offering or that the price of our common shares available in the public market will reflect our actual financial performance. Our common shares may trade below the initial public offering price following the completion of this offering.

We intend to apply to list our common shares on the NYSE under the symbol “COLD.” However, listing on the NYSE does not ensure that an active trading market for our common shares will develop or, if one develops, be maintained. Accordingly, no assurance can be given as to:

•	the likelihood that an active trading market for our common shares will develop or, if one develops, be maintained;

•	the liquidity of any such market;

•	the ability of our shareholders to sell their common shares when desired; or

•	the price that our shareholders may obtain for their common shares.

Even if an active trading market develops, the market price of our common shares may be highly volatile and could be subject to wide fluctuations after this offering. Some of the factors that could materially and adversely affect the market price of our common shares include:

•	our historical and anticipated operating performance and the performance of other similar companies;

•	actual or anticipated variations in our quarterly operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	equity issuances by us, or share resales by our shareholders, or the perception that such issuances or resales may occur;

•	actual or anticipated changes in our, our customers’ or our competitors’ businesses or prospects;

•	the current state of the capital markets, and our ability and the ability of our customers to obtain financing on attractive terms when needed;

•	actual, potential or perceived accounting problems;

•	our inability to comply with SEC rules or the NYSE listing requirements;

•	publication of research reports about us, our industry or the real estate industry generally;

•	adverse market reaction to any indebtedness we may incur or equity or equity-related securities we may issue in the future;

•	additions or departures of key personnel;

•	price and volume fluctuations in the overall stock market from time to time;

•	actions by institutional shareholders;

•	speculation in the press or investment community;

•	changes in law, regulatory policies or tax guidance, or interpretations thereof, particularly with respect to REITs;

•	general market and economic conditions and trends;

•	terrorist acts, natural or man-made disasters or threatened or actual armed conflicts; and

•	the other factors described under “Risk Factors.”

Any future debt, which would rank senior to our common shares upon liquidation, or equity securities, which could dilute our existing shareholders and may be senior to our common shares for the purposes of distributions, may adversely affect the market price of our common shares.

In the future, we may attempt to increase our capital resources by incurring additional debt, including term loans, borrowings under credit facilities, mortgage loans, commercial paper, senior or subordinated notes and secured notes, and making additional offerings of equity and equity-related securities, including preferred and common shares and convertible or exchangeable securities. In particular, upon the completion of this offering, our New Senior Secured Credit Facilities will replace our Existing Senior Secured Credit Facilities.

Upon our liquidation, holders of our debt securities and preferred shares and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common shares.

Additional offerings of common shares would dilute the holdings of our existing shareholders or may reduce the market price of our common shares or both. Additionally, any preferred shares or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common shares and may result in dilution to holders of our common shares. Because our decision to incur debt or issue equity or equity-related securities in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising. Thus, our shareholders bear the risk that our future capital raising will materially and adversely affect the market price of our common shares and dilute the value of their holdings in us.

If you purchase common shares in this offering, you will experience immediate and substantial dilution.

The initial public offering price per share is expected to be substantially higher than the net tangible book value per share immediately after this offering. Therefore, if you purchase common shares in this offering, you will experience immediate dilution to the extent of the difference between the initial public offering price per share that you pay in this offering and the net tangible book value per share immediately after this offering. See “Dilution.”

Common shares eligible for future sale may have adverse effects on the market price of our common shares.

The market price of our common shares could decline as a result of sales or resales of a large number of our common shares in the market after this offering, or the perception that such sales or resales could occur. These sales or resales, or the possibility that these sales or resales may occur, also might make it more difficult for us to sell our common shares in the future at a desired time and at an attractive price. Upon the completion of this offering, we will have a total of             common shares outstanding (or             common shares if the underwriters exercise in full their option to purchase additional common shares), including             common shares subject to equity awards to be granted to our trustees and executive officers in connection with the completion of this offering. The                 common shares sold in this offering (or             common shares if the underwriters exercise in full their option to purchase additional common shares) will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, by persons other than our trustees and executive officers and other affiliates, including Yucaipa, the GS Entities and the Fortress Entity.

We, our executive officers, trustees, Yucaipa, the GS Entities, Charm Progress, the Fortress Entity and our other common shareholders will agree not to dispose of or hedge any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters, subject to certain exceptions. See “Underwriting.” When the restrictions under the lock-up arrangements expire or are waived, the related common shares (or securities convertible into, exchangeable for, exercisable for, or repayable with common shares) will be available for resale, in some cases subject to the requirements of Rule 144 under the Securities Act, as described below.

The             common shares that are or will be, upon completion of this offering, beneficially owned by our trustees, executive officers and other affiliates, including Yucaipa and the GS Entities, will be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. All of these common shares will be eligible for resale following the expiration of the 180-day lock-up period referred to above.

We expect that the terms of our new shareholders agreement and our new registration rights agreement will include provisions for demand registration rights in favor of certain Yucaipa affiliates, the GS Entities and, when it holds common shares directly, the Fortress Entity. Pursuant to these registration rights, these shareholders will be entitled to cause us, in certain instances, at our own expense, to file registration statements under the Securities Act covering sales of our common shares held by them. If any of these shareholders require that we register our common shares held by them, affiliates of Yucaipa, the GS Entities and the Fortress Entity, as the case may be, may request that their common shares be included in such registration in proportion to the common shares held by the shareholder requiring the registration that are included in the registration. See “Shares Eligible for Future Sale—Rule 144” and “Shares Eligible for Future Sale—Registration Rights.”

Pursuant to the terms of its investment in YF ART Holdings, the Fortress Entity is entitled to receive, by February 2022 (or earlier if YF ART Holdings is dissolved prior to that date), the return of its investment plus an annual preferred return thereon, as well as a to-be-determined percentage of our common shares owned by YF ART Holdings. As of September 30, 2017, the Fortress Entity’s investment in YF ART Holdings, including the preferred return, was $             million, and YF ART Holdings owned 69,342,769 of our common shares (excluding common shares issuable upon exercise of YF ART Holdings’ warrants), of which              common shares were attributable to the Fortress Entity. See “Principal Shareholders” and “Certain Relationships and Related Party Transactions—The Fortress Entity Contribution Agreement” for additional information. In order to meet YF ART Holdings’ return on investment and annual preferred return obligations to the Fortress Entity under the YF ART Holdings limited partnership agreement, the general partner of YF ART Holdings would likely sell a number of our common shares held by YF ART Holdings that are not attributable to the Fortress Entity, the number of which could be significant depending on the then prevailing market price for our common shares at the times of any such sales, and such sales of common shares could materially and adversely affect the then prevailing market price of our common shares. Any such sales would also reduce the percentage of our common shares beneficially owned by investment funds affiliated with Yucaipa. See “Shares Eligible for Future Sale—YF ART Holdings Limited Partnership Agreement.”

In addition, in connection with this offering, we intend to file with the SEC a registration statement on Form S-8 covering common shares issuable pursuant to options outstanding under our equity incentive plans. We also intend to file with the SEC a registration statement on Form S-8 covering our common shares issuable under the 2017 Plan, which we intend to adopt in connection with this offering. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. See “Shares Eligible for Future Sale—Equity Incentive Plans.”

We cannot predict the effect, if any, of future issuances, sales or resales of our common shares, or the availability of common shares for future issuances, sales or resales, on the market price of our common shares. The market price of our common shares may decline significantly when the restrictions on resale by certain of our shareholders lapse. Issuances, sales or resales of substantial amounts of common shares, or the perception that such issuances, sales or resales could occur, may materially and adversely affect the then prevailing market price for our common shares.

If securities analysts do not publish research or reports about our company, or if they issue unfavorable commentary about us, our industry or the real estate industry generally or downgrade the outlook of our common shares, the market price of our common shares could decline.

The trading market for our common shares will depend in part on the research and reports that third-party securities analysts publish about our company, our industry and the real estate industry generally. One or more analysts could downgrade the outlook for our common shares or issue other negative commentary about our company, our industry or the real estate industry generally. In addition, we may be unable or slow to attract research coverage. Furthermore, if one or more of these analysts cease coverage of our company, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common shares could decline and cause you to lose all or a portion of your investment.

REIT and Tax Related Risks

Failure to qualify as a REIT for U.S. federal income tax purposes would have a material adverse effect on us.

We have elected to be taxed as a REIT under the Code. Our qualification as a REIT requires us to satisfy numerous requirements, some on an annual and quarterly basis, established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and which involve the determination of various factual matters and circumstances not entirely within our control. We expect that our current organization and methods of operation will enable us to continue to qualify as a REIT, but we may not so qualify or we may not be able to remain so qualified in the future. In addition, U.S. federal income tax laws governing REITs and other corporations and the administrative interpretations of those laws may be amended at any time, potentially with retroactive effect. The Protecting Americans from Tax Hikes Act, or PATH Act, was enacted in December 2015, and included numerous changes in the U.S. federal income tax laws applicable to REITs. Future legislation, new regulations, administrative interpretations or court decisions could materially and adversely affect our ability to qualify as a REIT or materially and adversely affect our company and shareholders. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—General” and “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Organizational Requirements.”

If we fail to qualify as a REIT in any taxable year, we would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our REIT taxable income at regular corporate rates, and would not be allowed to deduct dividends paid to our shareholders in computing our REIT taxable income. Also, unless the Internal Revenue Service, or the IRS, granted us relief under certain statutory provisions, we could not re-elect REIT status until the fifth calendar year after the year in which we first failed to qualify as a REIT. The additional tax liability from the failure to qualify as a REIT would reduce or eliminate the amount of cash available for investment or distribution to our shareholders. This would materially and adversely affect us. In addition, we would no longer be required to make distributions to our shareholders. Even if we continue to qualify as a REIT, we will continue to be subject to certain U.S. federal, state and local taxes on our income and property. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Failure to Qualify.”

To qualify as a REIT, we must meet annual distribution requirements, which could result in material harm to our company if they are not met.

To obtain the favorable tax treatment accorded to REITs, among other requirements, we normally will be required each year to distribute to our shareholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. We will be subject to U.S. federal income tax on our undistributed REIT taxable income and net capital gains. In addition, if we fail to distribute to our shareholders during each calendar year at least the sum of (a) 85% of our ordinary income for such year; (b) 95% of our capital gain net income for such year; and (c) any undistributed REIT taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (i) the amounts actually distributed by us and (ii) retained amounts on which we pay U.S. federal income tax at the corporate level. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Annual Distribution Requirements.” We intend to make distributions to our shareholders to comply with the requirements of the Code for REITs and to minimize or eliminate our U.S. federal income tax obligation. However, differences between the recognition of REIT taxable income and the actual receipt of cash could require us to sell assets or raise capital on a short-term or long-term basis to meet the distribution requirements of the Code. Certain types of assets generate substantial mismatches between REIT taxable income and available cash. Such assets include rental real estate that has been financed through financing structures which require some or all of available cash flows to be used to service borrowings. As a result, the requirement to distribute a substantial portion of our REIT taxable income could cause us to: (1) sell assets in adverse market conditions; (2) raise capital on unfavorable terms; or (3) distribute amounts that would otherwise be invested in future acquisitions, expansions or developments, capital expenditures or repayment of debt, in order to comply with REIT requirements. Further, amounts distributed will not be available to fund our operations. Under certain circumstances, covenants and provisions in our existing and future debt instruments may prevent us from making distributions that we deem necessary to comply with REIT requirements. Our inability to make required distributions as a result of such covenants could threaten our status as a REIT and could result in material adverse tax consequences for our company and shareholders.

We conduct a portion of our business through TRSs, which are subject to certain tax risks.

We have established TRSs and may establish others in the future. Despite our qualification as a REIT, our TRSs must pay income tax on their taxable income. In addition, we must comply with various tests to continue to qualify as a REIT for U.S. federal income tax purposes, and our income from, and investments in, our TRSs generally do not constitute permissible income and investments for certain of these tests. Under current law, no more than 25% of the value of a REIT’s assets may consist of securities of one or more TRSs, and the 25% limit will be reduced to 20% for our taxable years beginning after December 31, 2017. Because TRS securities do not qualify for purposes of the 75% asset test described herein, and because we own other assets that do not, or may not, qualify for the 75% asset test, the applicable limit on the value of our TRS securities currently is less than the TRS-specific 25% limitation, and may be less than the 20% limitation for post-2017 taxable years. Our dealings with our TRSs may materially and adversely affect our REIT qualification. Furthermore, we may be subject to a 100% penalty tax, we may jeopardize our ability to retain future gains on real property sales or our TRSs may be denied deductions, to the extent our dealings with our TRSs are not deemed to be arm’s length in nature or are otherwise not permitted under the Code. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Ownership of Interests in Taxable REIT Subsidiaries” and “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Penalty Tax.”

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities or liquidate certain of our investments.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our shareholders and the ownership of our shares. We may be required to make distributions to our shareholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our shareholders, or may require us to raise capital or liquidate investments in unfavorable market conditions and, therefore, may hinder our performance.

As a REIT, at the end of each quarter, at least 75% of the value of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than cash, cash items, government securities, securities issued by a TRS and qualified real estate assets) can consist of the securities of any one issuer, and currently no more than 25%, and commencing in 2018 no more than 20%, of the value of our total securities can be represented by securities of one or more TRSs. If we fail to comply with these requirements at the end of any quarter, we must correct the failure within 30 days after the end of the quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering material adverse tax consequences. These actions could have the effect of reducing our income and amounts available for distribution to our shareholders. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Asset Tests.”

Changes to the U.S. federal income tax laws, including the enactment of certain proposed tax reform measures, could have an adverse impact on our business and financial results.

Numerous changes to the U.S. federal income tax laws are proposed regularly. Moreover, legislative and regulatory changes may be more likely in the 115th Congress because the Presidency and Congress are controlled by the same political party and significant reform of the Code has been described publicly as a legislative priority. Additionally, the REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain such changes could have an adverse impact on our business and financial results. For example, certain proposals set forth in the Trump administration and House Republican tax plans could reduce the relative competitive advantage of operating as a REIT as compared with operating as a regular C-corporation. These proposals, among others, include: the lowering of income tax rates on individuals and corporations, which could ease the burden of double taxation on corporate dividends and make the single level of taxation on REIT distributions relatively less attractive; allowing the expensing of capital expenditures, which could have a similar impact and also could result in the bunching of taxable income and required distributions for REITs; and further limiting or eliminating the deductibility of interest expense, which could disrupt the real estate market and could (due to higher taxable income amounts) result in corresponding increases of required cash distributions by REITs, which could cause REITs in certain circumstances to have insufficient funds for operations or expansion. In addition, the repeal of the favorable tax treatment of like-kind exchanges under Section 1031 of the Code, which are routinely used by many REITS, including us, might be included as a component of any such tax reform.

We cannot predict whether, when or to what extent new U.S. federal tax laws, regulations, interpretations or rulings will be issued, nor is the long-term impact of proposed tax reforms on the real estate investment industry or REITs clear. Prospective investors are urged to consult their tax advisors regarding the effect of potential changes to the U.S. federal tax laws on an investment in our common shares.

Distributions payable by REITs generally do not qualify for the reduced tax rates that apply to certain other corporate distributions, potentially making an investment in our company less advantageous for certain persons than an investment in an entity with different tax attributes.

The maximum federal income tax rate applicable to “qualified dividend income” payable to certain non-corporate U.S. stockholders is generally 20%, and a 3.8% Medicare tax may also apply. Dividends paid by REITs, however, generally are not eligible for the reduced rates applicable to qualified dividend income. The more favorable rates applicable to regular corporate distributions could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay distributions. This could materially and adversely affect the value of the stock of REITs, including our common shares. See “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Holders of our Common Shares—Distributions Generally.”

In certain circumstances, we may be subject to U.S. federal, state, local or foreign taxes, which would reduce our funds available for distribution to our shareholders.

Even if we qualify and maintain our status as a REIT, we may be subject to certain U.S. federal, state, local or foreign taxes. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—General.” For example, net income from a “prohibited transaction” will be subject to a 100% tax. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Prohibited Transaction Income.” In addition, we may not be able to make sufficient distributions to avoid income and excise taxes. We may also decide to retain certain gains from the sale or other disposition of our property and pay income tax directly on such gains. In that event, our shareholders would be required to include such gains in income and would receive a corresponding credit for their share of taxes paid by us. Any net taxable income earned directly by a TRS will be subject to U.S. federal and state corporate income tax. We may also be subject to state, local, or foreign taxes on our income or property, either directly or at the level of our operating partnership or the other companies through which we indirectly own our assets. Any taxes we pay will reduce our funds available for distribution to our shareholders.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into either to manage risk of interest rate changes with respect to borrowings incurred or to be incurred to acquire or carry real estate assets, or to manage the risk of currency fluctuations with respect to any item of income or gain (or any property which generates such income or gain) that constitutes “qualifying income” for purposes of the 75% or 95% gross income tests applicable to REITs, does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided that we properly identify the hedging transaction pursuant to the applicable sections of the Code and Treasury Regulations. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both gross income tests. As a result of these rules, we may need to limit our use of otherwise advantageous hedging techniques or implement those hedges through a TRS. The use of a TRS could increase the cost of our hedging activities (because our TRS would be subject to tax on income or gain resulting from hedges entered into by it) or expose us to greater risks than we would otherwise want to bear. In addition, net losses in any of our TRSs will generally not provide any tax benefit except for being carried forward for use against future taxable income in the TRSs. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Income from Hedging Transactions.”

If our operating partnership fails to qualify as a disregarded entity or a partnership for U.S. federal income tax purposes, we would fail to qualify as a REIT.

Our operating partnership is currently treated as a disregarded entity for U.S. federal income tax purposes. Following the admission of additional limited partners, we intend that the operating partnership will be treated as a partnership for U.S. federal income tax purposes. As a disregarded entity or a partnership, our operating partnership will not be subject to U.S. federal income tax on its income. Instead, for all tax periods during which the operating partnership is treated as a disregarded entity, we will be required to take all of the operating partnership’s income into account in computing our taxable income. For all tax periods during which the operating partnership is treated as a partnership, each of its partners, including us, will be allocated that partner’s share of the operating partnership’s income. Following the admission of additional limited partners, no assurance can be provided, however, that the IRS will not challenge the status of our operating partnership as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as an association taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT, which would have a material adverse effect on us and our shareholders. Also, our operating partnership would then be subject to U.S. federal corporate income tax, which would reduce significantly the amount of its funds available for debt service and for distribution to its partners, including us. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Ownership of Interests in Partnerships and Limited Liability Companies.”

The opinion of King & Spalding LLP regarding our status as a REIT does not guarantee our ability to remain a REIT.

Subject to the considerations described in “Material U.S. Federal Income Tax Considerations,” our tax counsel in connection with this prospectus, King & Spalding LLP, expects to deliver an opinion to the effect that, commencing with our taxable year ended December 31, 2014, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our actual and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. Among other things, this opinion will be based upon our representations as to the manner in which we will be owned, invest in assets, and operate as well as King & Spalding LLP’s opinion that any failure by us to satisfy the 75% or 95% gross income tests that apply to REITs for our 2017 taxable year as a result of certain income earned with respect to our Australian and New Zealand operations would be due to reasonable cause and not due to willful neglect, and accordingly would be excused by certain statutory relief provisions. As discussed below in “Material U.S. Federal Income Tax Considerations—Request for Closing Agreement,” the issuance of King & Spalding LLP’s opinion is predicated on our ability to enter into a satisfactory closing agreement with the IRS relating to the tax treatment of income earned with respect to our Australian and New Zealand operations for purposes of the gross income tests for our 2010 through 2016 taxable years. We are currently negotiating with the IRS the terms of such a closing agreement. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis, the results of which will not be monitored by King & Spalding LLP. Accordingly, no assurances can be given that we will satisfy the REIT requirements in any particular taxable year. Also, the opinion to be delivered by King & Spalding LLP will represent counsel’s legal judgment based on the law in effect as of the date of the commencement of this offering, will not be binding on the IRS or any court and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to the U.S. federal income tax laws, any of which could be applied retroactively. King & Spalding LLP has no obligation to advise us or the holders of our common shares of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law.

Foreign investors may be subject to tax under the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA, on the sale of common shares if we are unable to qualify as a “domestically controlled qualified investment entity” or if our common shares are not considered to be regularly traded on an established securities market.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, or USRPIs, is generally subject to a tax, commonly known as FIRPTA tax, on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% of the shares (in value) are held directly or indirectly by non-U.S. holders. In the event that we do not constitute a domestically controlled qualified investment entity, a foreign person’s sale of stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (1) the stock owned is of a class that is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market; and (2) the selling non-U.S. holder held, actually and constructively, 10% or less of our outstanding stock of that class at all times during a specified testing period. We believe that, following this offering, our common shares will be regularly traded on an established securities market within the meaning of the applicable Treasury Regulations. If we were to fail to so qualify as a domestically controlled qualified investment entity, and our common shares were to fail to be “regularly traded,” gain realized by a foreign investor on a sale of our common shares would be subject to FIRPTA tax. No assurance can be given that we will satisfy either of these tests. See “Material U.S. Federal Income Tax Considerations—Taxation of Non-U.S. Holders of Our Common Shares—Distributions Attributable to a Sale or Exchange of United States Real Property Interests.”

FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements, and you should not place undue reliance on such statements. Factors that could contribute to these differences include the following:

•	adverse economic or real estate developments in our geographic markets or the temperature-controlled warehouse industry;

•	general economic conditions;

•	risks associated with the ownership of real estate and temperature-controlled warehouses in particular;

•	defaults or non-renewals of contracts with customers;

•	potential bankruptcy or insolvency of our customers;

•	uncertainty of revenues, given the nature of our customer contracts;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	risks related to, or restrictions contained in, our debt financing;

•	decreased storage rates or increased vacancy rates;

•	difficulties in identifying properties to be acquired and completing acquisitions;

•	risks related to expansions of existing properties and developments of new properties, including failure to meet budgeted or stabilized returns in respect thereof;

•	acquisition risks, including the failure of such acquisitions to perform in accordance with projections;

•	difficulties in expanding our operations into new markets, including international markets;

•	our failure to maintain our status as a REIT;

•	uncertainties and risks related to natural disasters and global climate change;

•	possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently or previously owned by us;

•	financial market fluctuations;

•	actions by our competitors and their increasing ability to compete with us;

•	labor and power costs;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	the competitive environment in which we operate;

•	our relationship with our employees, including the occurrence of any work stoppages or any disputes under our collective bargaining agreements;

•	liabilities as a result of our participation in multi-employer pension plans;

•	the cost and time requirements as a result of our operation as a publicly traded REIT;

•	the concentration of ownership by Yucaipa, the GS Entities and the Fortress Entity;

•	changes in foreign currency exchange rates; and

•	the impact of anti-takeover provisions in our constituent documents and under Maryland law, which could make an acquisition of us more difficult, limit attempts by our shareholders to replace our trustees and affect the price of our common shares.

Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will” and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements included in this prospectus include, among others, statements about our expected expansion and development pipeline and our targeted return on invested capital on expansion and development opportunities. We qualify any forward-looking statements entirely by these cautionary factors. Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make. We assume no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million (or approximately $         million if the underwriters exercise in full their option to purchase additional common shares), based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with borrowings under our New Senior Secured Term Loan A Facility that will be effective upon the completion of this offering, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility. Our Existing Senior Secured Term Loan B Facility matures on December 1, 2022. As of September 30, 2017, under our Existing Senior Secured Term Loan B Facility, borrowings bore interest at a floating rate of one-month LIBOR plus 3.75% at quarter end. Any net proceeds remaining after the use set forth above will be used for general business purposes. Pending application of such net proceeds, we will invest such net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with our intention to continue to qualify for taxation as a REIT.

On November     , 2017, we closed into escrow on our New Senior Secured Credit Facilities, consisting of a five-year, $500.0 million New Senior Secured Term Loan A Facility and a three-year, $350.0 million New Senior Secured Revolving Credit Facility. We expect that, upon completion of this offering, $500.0 million will be outstanding under our New Senior Secured Term Loan A Facility and no borrowings will be outstanding under our New Senior Secured Revolving Credit Facility. We expect that borrowings under our New Senior Secured Credit Facilities will bear interest at the completion of this offering at a floating rate of one-month LIBOR plus 2.50%.

An affiliate of J.P. Morgan Securities LLC, one of the underwriters in this offering, is a lender under our Existing Senior Secured Term Loan B Facility. Accordingly, this lender will receive its proportionate share of the net proceeds from this offering used to repay indebtedness outstanding under our Existing Senior Secured Term Loan B Facility. See “Underwriting—Other Relationships.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of common shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of common shares offered would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the initial public offering price per share remains at $        , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

DISTRIBUTION POLICY

We intend to make regular quarterly distributions to holders of our common shares. We intend to make a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending December 31, 2017, based on $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately         % based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the twelve months ending September 30, 2018. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the twelve months ending September 30, 2018, which we have calculated based on adjustments to our pro forma net income for the year ended December 31, 2016. In estimating our cash available for distribution for the twelve months ending September 30, 2018, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not reflect the amount of cash estimated to be used for investing activities for expansion, development, acquisition and other activities, but it does reflect amounts estimated for recurring maintenance capital expenditures. It also does not reflect the amount of cash estimated to be used for financing activities other than scheduled amortization of principal on our indebtedness. Any such investing or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to net cash provided by operating activities calculated in accordance with U.S. GAAP or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

We intend to maintain our initial annual distribution rate for the twelve-month period following completion of this offering unless actual results of operations, economic or market conditions or other factors differ materially from the assumptions used in our estimate. Any distributions made to our shareholders by us will be authorized and determined by our board of trustees in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including our actual or anticipated financial condition, results of operations, cash flows and capital requirements, debt service requirements, financing covenants, restrictions under applicable law and other factors described below. Our financial condition and results of operations will be affected by a number of factors, including the revenues we receive from our warehouses, third-party management segment and transportation segment, our operating expenses, interest expense, the ability of our customers to meet their obligations to us and unanticipated expenditures.

We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial annual distribution rate; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from our intended distributions. If we have overestimated our cash available for distribution, we may need to increase our borrowings or otherwise raise capital in order to fund our intended distributions. We do not intend to reduce the intended distribution if the underwriters exercise their option to purchase additional common shares from us in this offering; however, this could require us to utilize additional cash on hand or borrow under our New Senior Secured Credit Facilities that will become effective upon the completion of this offering to make the distributions associated with the common shares purchased pursuant to the underwriters’ option to purchase additional common shares.

We anticipate that, at least initially, our distributions will exceed our then-current and then-accumulated earnings and profits as determined for U.S. federal income tax purposes. Therefore, a portion of these distributions may represent a return of capital for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. shareholder under current U.S.

federal income tax law to the extent those distributions do not exceed the shareholder’s adjusted tax basis in his or her common shares, but rather will reduce the adjusted basis of the common shares. In that case, the gain (or loss) recognized on the sale of those common shares or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions, if any, exceed a taxable U.S. shareholder’s adjusted tax basis in his or her common shares, they generally will be treated as a capital gain realized from the taxable disposition of those common shares. The percentage of our shareholder distributions that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common shares, see “Material U.S. Federal Income Tax Considerations.”

We cannot assure you that our intended distributions will be made or sustained or that our board of trustees will not change our distribution policy in the future. Our New Senior Secured Credit Facilities will, subject to certain exceptions, prohibit us from making distributions to our shareholders if we fail to maintain compliance with certain covenants or if an event of default has occurred and is continuing. For more information regarding risk factors that could materially and adversely affect us and our ability to make distributions to our shareholders, please see “Risk Factors.”

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income including capital gains. For more information, please see “Material U.S. Federal Income Tax Considerations.”

The following table describes our pro forma income (loss) for the year ended December 31, 2016, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the twelve months ending September 30, 2018 (amounts in thousands except share data, per share data and percentages). The calculations in the following table are being made solely for the purpose of illustrating the initial annual distribution and are not necessarily intended to be a basis for determining future distributions.

Pro forma net income for the year ended December 31, 2016		$34,414
Less: pro forma net income for the nine months ended September 30, 2016		(14,670)
Add: pro forma net income for the nine months ended September 30, 2017		9,049

Pro forma net income for the twelve months ended September 30, 2017		28,793
Add: real estate depreciation, depletion and amortization		86,131
Add: non-real estate depreciation and amortization		30,881
Add: real estate depreciation on China JV		1,078
Add: non-real estate depreciation and amortization on China JV		558
Add: stock-based compensation expense (1)		6,246
Add: loss on debt extinguishment and modification		986
Add: impairment of assets		20,701
Add: non-recurring impairment of partially owned entities		6,496
Add: amortization of deferred financing costs and debt discount		8,353
Add: amortization of below market leases		151
Add: foreign currency exchange loss		940
Add: loss on sale of non-real estate assets		96
Add: loss from sold and exited sites		543
Add: strategic alternative costs (2)		6,701
Add: severance and reduction in workforce costs (3)		710
Add: terminated site operations cost (4)		1,989
Add: contribution (NOI) for new site (5)		3,024
Add: customer contract rate escalation on storage revenue (6)		9,473
Add: multiemployer pension plan withdrawal expense (7)		9,167
Less: repayment of multiemployer pension plan liability (7)		(456)
Less: loss on idled sites (8)		(1,243)
Less: incremental public company selling, general and administration expenses (9)		(5,000)
Less: deferred income taxes (benefit) expense		(1,568)
Less: gain on sale of depreciable real estate		(5,311)

Estimated cash flow from operating assets for the twelve months ending September 30, 2018		209,439
Less: estimated cash used for investing activities—estimated annual provision for recurring maintenance capital expenditures (10)		(43,100)
Less: estimated cash used in financing activities—scheduled debt principal payments (11)		(33,700)

Estimated cash available for distribution for the twelve months ending September 30, 2018		$132,639

Projected initial annual distribution	$
Estimated initial annual distribution per common share (12)	$
Payout ratio based on our share of estimated cash available for distribution (13)		%

(1)	Represents stock compensation expense related to equity awards previously issued to our management team and employees under our equity incentive plans.
(2)	Represents one-time operating costs associated with our review of strategic alternatives prior to this offering.
(3)	Represents one-time severance from prior management team and reduction in workforce costs associated with exiting or selling non-strategic warehouses.
(4)	Represents costs associated with returning leased sites to their original physical state following termination of the applicable underlying lease.

(5)	Represents (a) estimated incremental contribution (NOI) from a newly acquired warehouse that is triple net leased to a customer, with contribution (NOI) based on the in-place rents attributable to the existing lease and (b) estimated incremental contribution (NOI) as a result of the elimination of rent expense from a warehouse we acquired in 2016 that we previously operated under a lease agreement.
(6)	Represents incremental revenue from our warehouse segment based on an average increase in storage revenue per occupied pallet of 1.9% during the twelve months ending September 30, 2018. Our average annual increase in same store storage revenue per occupied pallet on a constant currency basis was 3.8% for the year ended December 31, 2016 and 3.6% for the year ended December 31, 2015. We do not believe there are any incremental increases in operating expenses as a direct result of giving effect to these storage rate increases. Except as noted with respect to rate increases, the calculations assume that the income and cash flows from operations generated from our month-to-month warehouse rate agreements for the twelve months ending September 30, 2018 will be substantially the same as income and cash flows from operations generated from our month-to-month warehouse rate agreements for the twelve months ended September 30, 2017.
(7)	During the third quarter of 2017, we recorded a one-time charge of $9.2 million representing the present value of a liability associated with our withdrawal obligation under the New England Teamsters Multi-Employer Pension Fund, or the New England Fund, for hourly, unionized associates at four of our domestic warehouse facilities. The undiscounted liability of $13.7 million will be repaid in equal monthly installments of approximately $38,000 over 30 years, interest free.
(8)	Represents incremental losses from two warehouses in the United States that we plan to vacate during the fourth quarter of 2017.
(9)	Represents estimated incremental general and administrative expenses to be incurred by us as a public company related to the implementation of additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies including, among other things, additional trustees’ and officers’ liability insurance, trustee fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.
(10)	Reflects our average annual recurring maintenance capital expenditures for the two years ended December 31, 2016 and 2015. Amount shown does not include repair and maintenance expenses, which are reflected in operating expenses on our income statement and averaged $50.0 million for the two years ended December 31, 2016 and 2015.
(11)	We expect that principal amortization payments on our indebtedness may be funded through the refinancing of the relevant indebtedness or utilization of proceeds from a draw under our New Senior Secured Revolving Credit Facility.
(12)	Based on an estimated total of common shares to be outstanding after this offering (based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus).
(13)	Calculated as projected initial annual distribution per common share divided by our share of estimated cash available for distribution per common share for the twelve months ending September 30, 2018.

The following table sets forth the distributions that have been declared to date by our board of trustees with respect to our common shares since January 1, 2015.

Year declared	Aggregate distributions	Number of common shares outstanding	Amount declared per share	Date paid
2015	$3,380,275.86	69,370,609	$0.0487278	4/1/2015
2015	$3,380,275.86	69,370,609	$0.0487278	7/1/2015
2015	$3,380,275.86	69,370,609	$0.0487278	10/1/2015
2015	$10,073,074.19	69,370,609	$0.1452067	12/29/2015
2016	$5,053,475.43	69,370,609	$0.0728475	4/1/2016
2016	$5,053,475.43	69,370,609	$0.0728475	7/1/2016
2016	$5,053,475.43	69,370,609	$0.0728475	10/3/2016
2016	$5,053,475.44	69,370,609	$0.0728475	12/29/2016
2017	$5,053,475.43	69,370,609	$0.0728475	4/3/2017
2017	$5,053,475.44	69,370,609	$0.0728475	7/3/2017
2017	$5,053,475.44	69,370,609	$0.0728475	10/2/2017

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to the redemption of all 125 outstanding Series A preferred shares upon the completion of this offering, the conversion of all 375,000 outstanding Series B preferred shares into an aggregate of common shares in connection with this offering (based upon the Series B preferred share conversion price of $ as of , 2017), the cashless exercise of all outstanding warrants to purchase 18,574,619 common shares, exercisable at a price of $9.81 per share, into an aggregate of common shares upon the completion of this offering (based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus), and the filing of our declaration of trust in connection with this offering; and

•	on a pro forma as adjusted basis to give further effect to the sale by us of common shares in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us and the application of the net proceeds from this offering, together with borrowings under our New Senior Secured Term Loan A Facility that will be effective upon the completion of this offering, as described under “Use of Proceeds,” to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility.

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. This table should be read in conjunction with the sections titled “Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating Data,” “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	As of September 30, 2017
(in thousands, except share amounts)	Actual	Pro forma	Pro forma as adjusted
Debt:
Borrowings under our revolving line of credit	$—	$—	$—
Mortgage notes (1)	762,933	—	762,933
Term loans (1)	999,879	(321,500)	678,379
Sale leaseback financing obligations	122,105	—	122,105
Capitalized lease obligations	36,652	—	36,652
Construction loans	13,130		13,130

Total debt	$1,934,699	$(321,500)	$1,613,199

Preferred shares of beneficial interest, $0.01 par value per share —375,000 Series B preferred shares authorized, 375,000 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	$379,690	(379,690)	—
Shareholders’ (deficit) equity:
Preferred shares of beneficial interest, $0.01 par value —125 Series A preferred shares authorized, 125 shares issued and outstanding, actual; 125 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common shares of beneficial interest, $0.01 par value per share —250,000,000 authorized, and shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	694	536	1,230
Paid-in capital	393,694	695,535	1,089,229
Accumulated deficit and distributions in excess of net earnings	(577,297)	(21,969)	(599,266)
Accumulated other comprehensive income (loss)	(4,429)	—	(4,429)

Total shareholders’ equity (deficit)	$(187,338)	$674,102	$486,764

Total capitalization	$2,127,051	$(27,088)	$2,099,963

(1)	Aggregate principal amounts before exclusion of $7,940 of deferred financing costs on mortgage notes, and $25,878 of discount and deferred financing costs on term loans. Of the $25,878, $21,969 relates to discount and deferred financing costs on our Existing Senior Secured Term Loan B Facility.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of paid-in capital, total shareholders’ (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $         million, assuming the number of common shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of common shares offered would increase (decrease) each of paid-in capital, total shareholders’ (deficit) equity and total capitalization on a pro forma as adjusted basis by approximately $            , assuming the initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

The table above does not include:

•	common shares issuable upon the underwriters’ exercise in full of their option to purchase additional common shares;

•	5,477,617 common shares issuable upon the exercise of stock options outstanding as of September 30, 2017 under our equity incentive plans, at a weighted average exercise price of $9.72 per share;

•	844,595 common shares issuable upon the vesting of restricted stock units outstanding as of September 30, 2017 under our equity incentive plans;

•	common shares reserved for issuance under the 2017 Plan, which we intend to adopt in connection with this offering; and

•	common shares reserved for issuance under the 2017 Plan related to one-time equity awards issued in connection with this offering.

DILUTION

If you invest in our common shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common shares and the net tangible book value per share of our common shares upon the completion of this offering.

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common shares upon completion of this offering. Net tangible book value per share as of                 , 2017 represented the amount of our total tangible assets less the amount of our total liabilities divided by the number of common shares outstanding at                 , 2017. After giving effect to the sale of the                 common shares in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds from this offering, together with proceeds from our New Senior Secured Credit Facilities, as described under “Use of Proceeds,” our pro forma net tangible book value (deficit) as of                 , 2017 would have been approximately $             million, or $         per share. This represents an immediate increase in net tangible book value to our existing shareholders of $         per share and an immediate dilution to new investors in this offering of $         per share.

The following table illustrates this per share dilution in net tangible book value to new investors:

Net tangible book value per share before giving effect to the redemption of Series A preferred shares, the conversion of Series B preferred shares and the cashless exercise of all outstanding warrants		$
Redemption of 125 Series A preferred shares		$
Conversion of 375,000 Series B preferred shares		$
Cashless exercise of warrants held by YF ART Holdings		$

Net tangible book value (deficit) per share before giving effect to this offering		$

Assumed initial public offering price per share		$
Net tangible book value (deficit) per share as of , 2017	$
Increase per share attributable to new investors

Pro forma net tangible book value per share upon completion of this offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) pro forma net tangible book value (deficit) by $         million, or $         per share, and would increase (decrease) the dilution per share to new investors by $            , assuming the number of common shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Each 1,000,000 share increase (decrease) in the number of common shares offered would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the initial public

offering price per share remains at $            , which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth, as of                 , 2017, the differences between the number of common shares purchased from us, after giving effect to the total price paid and the average price per share paid by existing shareholders and by the new investors in this offering at the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, but before deducting the underwriting discount and estimated offering expenses payable by us.

	Common shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors							$

Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and the total average price per share by approximately $         million and $             per share, respectively, assuming the number of common shares offered, as set forth on the cover page of this prospectus, remains the same.

A 1,000,000 share increase (decrease) in the number of common shares offered would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

After giving effect to the sale of common shares by us in this offering, new investors will hold             common shares, or     % of the total number of common shares outstanding after this offering, and existing shareholders will hold     % of the total common shares outstanding. If the underwriters exercise their option to purchase additional common shares in full, the number of common shares held by new investors will increase to                 , or     % of the total number of common shares outstanding upon the completion of this offering, and the percentage of common shares held by existing shareholders will decrease to     % of the total number of common shares outstanding.

The foregoing discussion and tables give effect to the redemption of all 125 outstanding Series A preferred shares upon the completion of this offering, the conversion of all 375,000 outstanding Series B preferred shares into an aggregate of             common shares in connection with this offering (based upon the Series B preferred share conversion price of $             as of                 , 2017), the cashless exercise of all outstanding warrants to purchase 18,574,619 common shares, exercisable at a price of $9.81 per share, into an aggregate of                 common shares upon the completion of this offering (based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus), and the filing of our declaration of trust in connection with this offering, but assumes no exercise of the underwriters’ option to purchase up to                 additional common shares, no exercise of stock options to purchase 5,477,617 common shares issuable upon the exercise of stock options outstanding as of September 30, 2017, at a weighted-average exercise price of $9.72 per share, and does not include 844,595 common shares issuable upon the vesting of restricted stock units outstanding as of September 30, 2017,                  common shares reserved for issuance under the 2017 Plan, which we intend to adopt in connection with this offering, and                  common shares reserved for issuance under the 2017 Plan related to one-time equity awards issued in connection with this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities or any options are exercised, new investors will experience further dilution.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table summarizes certain of our financial and operating data. We derived the selected historical consolidated financial and operating data as of December 31, 2016 and for the years ended December 31, 2016, 2015 and 2014 from our audited historical consolidated financial statements and related notes included elsewhere in this prospectus. We derived the selected historical consolidated financial and operating data for the years ended December 31, 2013 and 2012 from our audited historical consolidated financial statements and related notes, which are not included in this prospectus. We derived the selected historical consolidated financial and operating data as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 from our unaudited interim historical consolidated financial statements and related notes included elsewhere in this prospectus. Our unaudited interim financial and operating data, in management’s opinion, has been prepared in accordance with U.S. GAAP on the same basis as our audited financial statements and related notes included elsewhere in this prospectus, and in the opinion of management reflects all adjustments, consisting only of normal recurring adjustments, that management considers necessary to state fairly the financial information as of and for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future, and results for any interim period are not necessarily indicative of the results for any full year.

We derived the summary unaudited pro forma condensed consolidated financial and operating data as of September 30, 2017 and for the nine months ended September 30, 2017 and the year ended December 31, 2016 from our unaudited pro forma condensed consolidated financial statements and related notes included elsewhere in this prospectus. The summary unaudited pro forma condensed consolidated financial and operating data gives effect to the pro forma adjustments described in “Unaudited Pro Forma Condensed Consolidated Financial Statements,” as if all such pro forma adjustments had occurred on January 1, 2016, in the case of the summary unaudited pro forma consolidated statements of operations data, the selected other data and the ratio data, and as of September 30, 2017, in the case of the summary unaudited pro forma consolidated balance sheet data. The unaudited pro forma condensed consolidated financial and operating data includes various estimates which are subject to change and may not be indicative of what our results of operations or financial condition would have been had these transactions taken place on the dates indicated, or of what may occur in the future following the completion of this offering.

You should read this information together with the sections entitled “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Nine months ended September 30,			Year ended December 31,
(in thousands, except per share data)	2017 Pro forma (1)	2017 Actual	2016 Actual	2016 Pro forma (1)	2016 Actual	2015 Actual	2014 Actual	2013 Actual	2012 Actual
Consolidated Statements of Operations Data:
Warehouse segment revenues	$848,064	$848,064	$789,873	$1,080,867	$1,080,867	$1,057,124	$1,039,005	$1,027,403	$1,017,184
Total revenues	1,141,867	1,141,867	1,095,437	1,489,999	1,489,999	1,481,385	1,509,598	1,552,156	1,629,012
Operating income	90,817	90,817	83,783	117,016	117,016	110,663	106,018	106,935	77,153
Net income (loss)	9,049	(8,608)	(7,425)	34,414	4,932	(21,176)	(42,434)	(30,767)	(28,051)
Less distribution on preferred shares of beneficial interest—Series A and B	—	(21,334)	(21,334)	—	(28,452)	(28,452)	(28,452)	(28,451)	(28,140)
Less accretion on preferred shares of beneficial interest—Series B	—	(657)	(707)	—	(936)	(1,006)	(1,083)	(1,167)	(1,261)
Net loss attributable to common shares of beneficial interest	9,049	(30,599)	(29,466)	34,414	(24,456)	(50,634)	(71,969)	(60,385)	(57,452)
Total warehouse segment contribution (NOI) (2)	254,399	254,399	221,868	314,045	314,045	307,749	294,257	296,335	279,383
Total segment contribution (NOI) (2)	273,738	273,738	244,695	345,645	345,645	337,020	322,519	330,311	323,508

	Nine months ended September 30,				Year ended December 31,
(in thousands, except per share data)	2017 Pro forma (1)		2017 Actual	2016 Actual	2016 Pro forma (1)		2016 Actual	2015 Actual	2014 Actual	2013 Actual	2012 Actual
Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities		N/A	$127,130	$87,390		N/A	$118,781	$106,520	$117,243	$118,216	$137,269
Net cash used in investing activities		N/A	(78,782)	(13,193)		N/A	(33,732)	(66,830)	(58,617)	(96,254)	(70,339)
Net cash (used in) provided by financing activities		N/A	9,944	(88,868)		N/A	(95,322)	(28,120)	(58,981)	(36,480)	(59,300)

Net increase (decrease) in cash and cash equivalents		N/A	$58,292	$(14,671)		N/A	$(10,273)	$11,570	$(355)	$(14,518)	$7,630

Per Share Data:
Net loss attributable to common shareholders per common share
Basic	$		$(0.44)	$(0.42)	$		$(0.35)	$(0.73)	$(1.03)	$(0.87)	$(0.83)
Diluted	$		$(0.44)	$(0.42)	$		$(0.35)	$(0.73)	$(1.03)	$(0.87)	$(0.83)
Common share dividends paid	$		$15,159	$15,159	$		$20,214	$20,214	$20,214	$20,214	$11,004
Dividends paid per common share	$		$0.22	$0.22	$		$0.29	$0.29	$0.29	$0.29	$0.16
Weighted average common shares outstanding:
Basic			70,012	69,879			69,890	69,758	69,621	69,483	69,377
Diluted			70,012	69,879			69,890	69,758	69,621	69,483	69,377
Selected Other Data:
Same store contribution (NOI) (3)		$254,571	$254,571	$224,251		$309,349	$309,349	$302,040	$289,428	$289,513	$281,444
EBITDA (4)		167,176	167,176	174,887		248,934	248,934	230,891	214,285	226,924	223,270
Core EBITDA (4)		208,435	208,435	179,399		261,362	261,362	253,638	244,057	251,214	239,966
FFO (5)		83,223	65,566	51,888		120,043	90,561	75,065	47,111	62,727	76,335
Core FFO (5)		112,391	73,400	37,690		127,141	69,207	55,697	42,133	53,520	52,410
Adjusted FFO (5)		109,595	70,604	45,124		129,059	71,125	59,754	81,152	81,634	39,973

	As of
(in thousands)	September 30, 2017 Pro forma (1)	September 30, 2017 Actual	December 31, 2016 Actual
Consolidated Balance Sheet Data:
Cash and cash equivalents	$85,465	$82,044	$22,834
Total assets	2,386,789	2,388,362	2,327,631
Total debt	1,604,896	1,900,881	1,831,973
Total shareholders’ equity (deficit)	486,764	(187,338)	(149,455)

	As of and for the twelve months ended
	September 30, 2017 Pro forma (1)	September 30, 2017 Actual	December 31, 2016 Actual
Ratio Data:
Net debt to Core EBITDA (6)	5.26	6.38	7.06
Net debt to total enterprise value (6)

(1)	Gives effect to the pro forma adjustments in the “Unaudited Pro Forma Condensed Consolidated Financial Statements,” including the issuance and sale of common shares in the offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

(2)	We evaluate the performance of our business segments based on their contribution (NOI) to our overall results of operations. We use the term “segment contribution (NOI)” to mean a segment’s revenues less its cost of operations (excluding any depreciation, depletion and amortization, impairment charges and corporate-level selling, general and administrative expenses). We use segment contribution (NOI) to evaluate our segments for purposes of making operating decisions and assessing performance in accordance with FASB, ASC, Topic 280, Segment Reporting.

We also calculate our total segment contribution (NOI) as the sum of the segment contribution (NOI) for each of our business segments. We believe our total segment contribution (NOI) is helpful to investors because it gives a picture of our business’s profitability before differences in capital structures, capital investment cycles, useful life of related assets among otherwise comparable companies and corporate-level overhead which is not immediately and fully correlated with the provision of services by our business. For a reconciliation of total segment contribution (NOI) to our operating income, which is the most directly comparable financial measure calculated in accordance with U.S. GAAP, see footnote (3) below.

(3)	We refer to a “same store” as a warehouse we owned or leased for the entirety of two comparable periods and which has reported at least twelve months of consecutive normalized operations prior to the commencement of the earlier period being considered. We define “normalized operations” as a site open for operation or lease after a warehouse acquisition, development or significant modification, including the expansion of a warehouse footprint or a warehouse rehabilitation subsequent to an extraordinary event, such as natural disasters or similar events. In addition, our definition of “normalized operations” takes into account changes in the ownership structure, which would impact comparability in our warehouse segment contribution (NOI). As an example, the acquisition of a warehouse previously subject to an operating lease would result in the removal of the warehouse from the same store set because the operating expenses associated with the lease would not be included in both periods. Warehouses are excluded from the same store population as of the beginning of the fiscal quarter following the occurrence of such events. We evaluate our same store portfolio on a quarterly basis.

We calculate “same store contribution (NOI)” as revenues for the same store population less its cost of operations (excluding any depreciation, depletion and amortization, impairment charges and corporate-level selling, general and administrative expenses). In order to derive an appropriate measure of period-to-period operating performance, we also calculate our same store contribution (NOI) on a constant currency basis to remove the effects of foreign currency exchange rate movements by using the comparable prior period exchange rate to translate from local currency into U.S. dollars for both periods.

We evaluate the performance of the warehouses we own or lease using a “same store” analysis, and we believe that same store contribution (NOI) is helpful to investors as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period to period and also on a constant currency basis, thereby eliminating the effects of changes in the composition of our portfolio of warehouses and currency fluctuations on performance measures.

Same store contribution (NOI) is not a measurement of financial performance under U.S. GAAP. In addition, other companies providing temperature-controlled warehouse storage and handling and other warehouse services may not define same store or calculate same store contribution (NOI) in a manner consistent with our definition or calculation. Same store contribution (NOI) should be considered as a supplement, but not as an alternative, to our results calculated in accordance with U.S. GAAP.

The following table reconciles same store contribution (NOI) to operating income, which is the most directly comparable financial measure calculated in accordance with U.S. GAAP.

	Nine months ended September 30,		Year ended December 31,
	2017 Actual	2016 Actual	2016 Actual	2015 Actual	2014 Actual	2013 Actual	2012 Actual
Same store contribution (NOI)	$254,571	$224,251	$309,349	$302,040	$289,428	$289,513	$281,444
Non-same store contribution (loss) (NOI)	(172)	(2,383)	4,696	5,709	4,829	6,822	(2,061)

Warehouse segment contribution (NOI)	$254,399	$221,868	$314,045	$307,749	$294,257	$296,335	$279,383
Third-party managed segment contribution (NOI)	9,682	10,340	14,814	12,581	10,354	11,199	17,418
Transportation segment contribution (NOI)	9,733	10,563	14,418	14,305	15,854	20,461	24,649
Quarry segment contribution (loss) (NOI)	(76)	1,924	2,368	2,385	2,054	2,316	2,058

Total segment contribution (NOI)	$273,738	$244,695	$345,645	$337,020	$322,519	$330,311	$323,508
Depreciation, depletion and amortization	(87,196)	(88,754)	(118,571)	(125,720)	(132,679)	(137,562)	(138,420)
Impairment of assets	(8,773)	—	(9,820)	(9,415)	—	—	(11,870)
Multiemployer pension plan withdrawal expense	(9,167)	—	—	—	—	—	—
Corporate-level selling, general and administrative expenses	(77,785)	(72,158)	(100,238)	(91,222)	(83,822)	(85,814)	(96,065)

U.S. GAAP operating income	$90,817	$83,783	$117,016	$110,663	$106,018	$106,935	$77,153

(4)	We calculate EBITDA as earnings before interest expense, taxes, depreciation, depletion and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance investor understanding of our operating performance. We believe that EBITDA provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and useful life of related assets among otherwise comparable companies.

We also calculate our Core EBITDA as EBITDA adjusted for impairment charges on intangible and long-lived assets, gain or loss on depreciable real property asset disposals, severance and reduction in workforce costs, terminated site operations costs, expenses related to our review of the strategic alternatives for our company prior to this offering, litigation settlements, loss on debt extinguishment and modification, stock-based compensation expense, foreign currency exchange gain or loss, loss on partially owned entities, impairment of partially owned entities, and multiemployer pension plan withdrawal expense. We believe that the presentation of Core EBITDA provides a measurement of our operations that is meaningful to investors because it excludes the effects of certain items that are otherwise included in EBITDA but which we do not believe are indicative of our core business operations. EBITDA and Core EBITDA are not measurements of financial performance under U.S. GAAP, and our EBITDA and Core EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA and Core EBITDA as alternatives to net income or cash flows from operating activities determined in accordance with U.S. GAAP. Our calculations of EBITDA and Core EBITDA have limitations as analytical tools, including:

•	these measures do not reflect our historical or future cash requirements for recurring maintenance capital expenditures or growth and expansion capital expenditures;

•	these measures do not reflect changes in, or cash requirements for, our working capital needs;

•	these measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	these measures do not reflect our tax expense or the cash requirements to pay our taxes; and

•	although depreciation, depletion and amortization are non-cash charges, the assets being depreciated, depleted and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements.

We use EBITDA and Core EBITDA as measures of our operating performance and not as measures of liquidity. The following table reconciles EBITDA and Core EBITDA to net income, which is the most directly comparable financial measure calculated in accordance with U.S. GAAP.

	Nine months ended September 30,			Twelve months ended September 30, 2017		Year ended December 31,
(in thousands)	2017 Pro forma (a)	2017 Actual	2016 Actual	Pro forma (a)(b)	Actual	2016 Pro forma (a)	2016 Actual	2015 Actual	2014 Actual	2013 Actual	2012 Actual
Net income (loss)	$9,049	$(8,608)	$(7,425)	$28,793	$3,749	$34,414	$4,932	$(21,176)	$(42,434)	$(30,767)	$(28,051)
Adjustments:
Depreciation, depletion and amortization	87,196	87,196	88,754	117,013	117,013	118,571	118,571	125,720	132,679	137,562	138,420
Interest expense	67,576	85,233	90,278	89,463	114,507	90,070	119,552	116,710	114,223	113,509	113,967
Income tax expense (benefit)	3,355	3,355	3,280	5,953	5,953	5,879	5,879	9,637	9,817	6,620	(1,066)

EBITDA	$167,176	$167,176	$174,887	$241,222	$241,222	$248,934	$248,934	$230,891	$214,285	$226,924	$223,270

Adjustments:
Severance and reduction in workforce costs	431	431	621	710	710	900	900	886	570	552	3,067
Terminated site operations cost	2,175	2,175	192	1,989	1,989	6	6	1,168	—	—	—
Strategic alternative costs	4,366	4,366	2,331	6,701	6,701	4,666	4,666	(1,372)	712	2,626	897
Litigation settlements	—	—	—	89	89	89	89	900	—	56	85
Loss on partially owned entities	1,342	1,342	1,105	365	365	128	128	3,538	19,990	2,861	2,007
Non-recurring impairment of partially owned entities	6,496	6,496	—	6,496	6,496	—	—	—	—	—	—
Impairment of assets	10,881	10,881	—	20,701	20,701	9,820	9,820	9,415	—	—	11,870
Loss (gain) on foreign currency exchange	3,870	3,870	2,466	940	940	(464)	(464)	3,470	5,273	7,482	(3,173)
Stock-based compensation expense	1,760	1,760	1,950	6,246	6,246	6,436	6,436	3,108	2,827	1,580	348
Loss on debt extinguishment and modification	986	986	1,437	986	986	1,437	1,437	503	—	6,504	—
(Gain) loss on depreciable real property asset disposals	(215)	(215)	(5,590)	(5,216)	(5,216)	(10,590)	(10,590)	1,131	400	2,629	1,595
Multiemployer pension plan withdrawal expense	9,167	9,167	—	9,167	9,167	—	—	—	—	—	—

Core EBITDA	$208,435	$208,435	$179,399	$290,396	$290,396	$261,362	$261,362	$253,638	$244,057	$251,214	$239,966

(a)	Reflects pro forma adjustments referenced in footnote (1) above.

(b) Pro forma net income (loss) for the twelve months ended September 30, 2017 is calculated as follows:
Pro forma net income (loss) for the year ended December 31, 2016	$34,414
Less: pro forma net income (loss) for the nine months ended September 30, 2016	(14,670)
Add: pro forma net income (loss) for the nine months ended September 30, 2017	9,049

Pro forma net income (loss) for the twelve months ended September 30, 2017	$28,793

(5)	We calculate funds from operations, or FFO, in accordance with the standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT. NAREIT defines FFO as net income or loss determined in accordance with U.S. GAAP, excluding extraordinary items as defined under U.S. GAAP and gains or losses from sales of previously depreciated operating real estate assets, plus specified non-cash items, such as real estate asset depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. We believe that FFO is helpful to investors as supplemental performance measures because they exclude the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs, which implicitly assumes that the value of real estate diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, FFO can facilitate comparisons of operating performance between periods and among other equity REITs.

We calculate core funds from operations, or Core FFO, as FFO adjusted for the effects of gain or loss on the sale of non-real estate assets, severance and reduction in workforce costs, terminated site operations costs, expenses related to our review of the strategic alternatives for our company prior to this offering, litigation settlements, non-recurring impairment charges and operations arising from the China JV and impairment of partially owned entities, loss on debt extinguishment and modification, inventory asset impairment charges, foreign currency exchange gain or loss and multiemployer pension plan withdrawal expense. We believe that Core FFO is helpful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our core business operations. We believe Core FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential.

However, because FFO and Core FFO add back real estate depreciation and amortization and do not capture the level of recurring maintenance capital expenditures necessary to maintain the operating performance of our properties, both of which have material economic impacts on our results from operations, we believe the utility of FFO and Core FFO as a measure of our performance may be limited.

We calculate adjusted funds from operations, or Adjusted FFO, as Core FFO adjusted for the effects of amortization of loan costs, debt discounts and above or below market leases, straight-line rent, provision or benefit from deferred income taxes, stock-based compensation expense, non-real estate depreciation, depletion or amortization (including in respect of the China JV) and recurring maintenance capital expenditures. We believe that Adjusted FFO is helpful to investors as a meaningful supplemental comparative performance measure of our ability to make incremental capital investments in our business and to assess our ability to fund distribution requirements from our operating activities.

FFO, Core FFO and Adjusted FFO are used by management, investors and industry analysts as supplemental measures of operating performance of equity REITs. FFO, Core FFO and Adjusted FFO should be evaluated along with U.S. GAAP net income and net income per diluted share (the most directly comparable U.S. GAAP measures) in evaluating our operating performance. FFO, Core FFO and Adjusted FFO do not represent net income or cash flows from operating activities in accordance with U.S. GAAP and are not indicative of our results of operations or cash flows from operating activities as disclosed in our consolidated statements of operations included elsewhere in this prospectus. FFO, Core FFO and Adjusted FFO should be considered as supplements, but not alternatives, to our net income or cash flows from operating activities as indicators of our operating performance. Moreover, other REITs may not calculate FFO in accordance with the NAREIT definition or may interpret the NAREIT definition differently than we do. Accordingly, our FFO may not be comparable to FFO as calculated by other REITs. In addition, there is no industry definition of Core FFO or Adjusted FFO and, as a result, other REITs may also calculate Core FFO or Adjusted FFO, or other similarly-captioned metrics, in a manner different than we do. The following table reconciles FFO, Core FFO and Adjusted FFO to net income, which is the most directly comparable financial measure calculated in accordance with U.S. GAAP.

	Nine months ended September 30,			Year ended December 31,
(in thousands, except per share amounts)	2017 Pro forma (a)	2017 Actual	2016 Actual	2016 Pro forma (a)	2016 Actual	2015 Actual	2014 Actual	2013 Actual	2012 Actual
Net income (loss)	$9,049	$(8,608)	$(7,425)	$34,414	$4,932	$(21,176)	$(42,434)	$(30,767)	$(28,051)
Adjustments:
Real estate related depreciation	64,437	64,437	63,951	85,645	85,645	88,717	88,394	92,414	93,160
Net (gain) loss on sale of depreciable real estate	83	83	(5,710)	(11,104)	(11,104)	597	(55)	—	657
Impairment charges on certain real estate assets	8,773	8,773	—	9,820	9,820	5,711	—	—	9,469
Real estate depreciation on China JV	881	881	1,072	1,268	1,268	1,216	1,206	1,080	1,100

Funds from operations	83,223	65,566	51,888	120,043	90,561	75,065	47,111	62,727	76,335
Less distributions on preferred shares of beneficial interest	—	(21,334)	(21,334)	—	(28,452)	(28,452)	(28,452)	(28,451)	(28,140)

Funds from operations attributable to common shareholders	$83,223	$44,232	$30,554	120,043	$62,109	$46,613	$18,659	$34,276	$48,195

Adjustments:
Net loss (gain) on sale of non-real estate assets	(431)	(431)	89	464	464	(175)	195	2,024	938
Severance and reduction in workforce costs	431	431	621	900	900	886	570	552	3,067
Terminated site operations costs	2,175	2,175	192	6	6	1,168	—	—	—
Strategic alternative costs	4,366	4,366	2,331	4,666	4,666	(1,372)	712	2,626	897
Litigation settlements	—	—	—	89	89	900	—	56	85
China JV impairment and impairment of partially owned entities	6,496	6,496	—	—	—	—	16,724	—	—
Loss on debt extinguishment and modification	986	986	1,437	1,437	1,437	503	—	6,504	—
Inventory asset impairment	2,108	2,108	—	—	—	3,704	—	—	2,401
Foreign currency exchange loss (gain)	3,870	3,870	2,466	(464)	(464)	3,470	5,273	7,482	(3,173)
Mutltiemployer pension plan withdrawal expense	9,167	9,167	—	—	—	—	—	—	—

Core FFO applicable to common shareholders	$112,391	$73,400	$37,690	$127,141	$69,207	$55,697	$42,133	$53,520	$52,410

Adjustments:
Amortization of loan costs and debt discounts	6,389	6,389	5,229	7,193	7,193	6,672	6,144	5,851	5,776
Amortization of below/above market leases	114	114	159	196	196	520	630	403	278
Straight-line net rent	98	98	(509)	(564)	(564)	(516)	749	532	(3)
Deferred income taxes (benefit) expense	(4,379)	(4,379)	(3,398)	(586)	(586)	(2,292)	15,604	1,243	(10,422)
Stock-based compensation expense	1,760	1,760	1,950	6,436	6,436	3,108	2,827	1,580	348
Non-real estate depreciation and amortization	22,759	22,759	24,803	32,926	32,926	37,003	44,285	45,148	45,260
Non-real estate depreciation and amortization on China JV	454	454	658	762	762	1,247	1,588	1,648	1,398
Recurring maintenance capital expenditures (b)	(29,991)	(29,991)	(21,458)	(44,445)	(44,445)	(41,685)	(32,808)	(28,291)	(55,072)

Adjusted FFO applicable to common shareholders	$109,595	$70,604	$45,124	$129,059	$71,125	$59,754	$81,152	$81,634	$39,973

(a)	Reflects pro forma adjustments referenced in footnote (1) above.
(b)	Recurring maintenance capital expenditures include capital expenditures made to extend the life of, and provide future economic benefit from, our existing temperature-controlled warehouse network and its existing supporting personal property and information technology. For additional information regarding these expenditures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recurring Maintenance Capital Expenditures and Repair and Maintenance Expenses.”

(6)	Net debt to Core EBITDA represents (i) our total debt less cash and cash equivalents as of September 30, 2017 divided by (ii) Core EBITDA for the twelve months ended September 30, 2017. Net debt to enterprise value represents (i) our total debt less cash and cash equivalents as of September 30, 2017 divided by (ii) our total enterprise value, calculated as the sum of our total debt and our equity capitalization based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. These ratios are presented as of September 30, 2017. Our management believes that these ratios are useful because they provide investors with information regarding total debt less cash and cash equivalents, which could be used to repay debt, compared to our performance as measured using Core EBITDA, which is described in footnote (3) above, and to our overall capitalization, respectively.

The following table reconciles net debt to total debt, which is the most directly comparable financial measure calculated in accordance with U.S. GAAP:

	As of September 30, 2017
(in thousands)	Pro forma (a)	Actual
Debt per U.S. GAAP financing statements	$1,604,896	$1,900,881
Discount and deferred financing costs	8,303	33,818

Total debt	$1,613,199	$1,934,699
Adjustments:
Less: cash and cash equivalents	85,465	82,044

Net debt	$1,527,734	$1,852,655

(a)	Reflects the pro forma adjustments referenced in footnote (1) above and “Capitalization.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements as of and for the nine months ended September 30, 2017 and for the year ended December 31, 2016 are derived from our historical consolidated financial statements included elsewhere in this prospectus. These unaudited pro forma condensed consolidated financial statements are presented as if the following pro forma adjustments had occurred on September 30, 2017, in the case of the unaudited pro forma condensed consolidated balance sheet as of September 30, 2017, and on January 1, 2016, in the case of the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2017 and for the year ended December 31, 2016.

The pro forma adjustments directly related to this offering, which we refer to as the Debt Amendments, Refinancings and Offering Adjustments, primarily include the following:

•	the issuance and sale of common shares in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	the application of the net proceeds from this offering of $321.5 million, after deducting the underwriting discount and estimated offering expenses payable by us, as described in “Use of Proceeds,” to repay indebtedness outstanding under our Existing Senior Secured Term Loan B Facility with a carrying amount of $323.8 million; and

•	the effectiveness of (i) our $500.0 million New Senior Secured Term Loan A Facility, the proceeds of which we intend to use upon completion of this offering, together with the net proceeds from this offering referenced above, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility and (ii) our $350.0 million New Senior Secured Revolving Credit Facility.

The pro forma adjustments indirectly related to this offering include the following:

•	the redemption of all 125 outstanding Series A preferred shares upon the completion of this offering;

•	the conversion of all 375,000 outstanding Series B preferred shares into an aggregate of common shares in connection with this offering (based upon the Series B preferred share conversion price of $ per share); and

•	the cashless exercise by YF ART Holdings, an affiliate of Yucaipa, of all outstanding warrants to purchase 18,574,619 common shares at a price of $9.81 per share, into an aggregate of common shares upon the completion of this offering (based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus).

The unaudited pro forma condensed consolidated financial statements presented are for illustrative purposes only and do not necessarily indicate our financial condition or results of operations that would have been achieved if the transactions had occurred as of the dates or for the periods indicated above, nor are they indicative of our financial condition or results of operations as of any future date or for any future period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated, the unaudited pro forma condensed consolidated financial statements presented assume no exercise by the underwriters of their option to purchase up to             additional common shares from us.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional trustees’ and officers’ liability insurance, trustee fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

Americold Realty Trust

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2017

(Amounts in thousands)

	Historical September 30, 2017	Redemption and Conversion of Preferred Shares and Exercise of Warrants		Pro forma for Redemption and Conversion of Preferred Shares and Exercise of Warrants	Debt Amendments, Refinancings and Offering Adjustments		September 30, 2017 Pro Forma
Assets:
Property, plant and equipment:
Land	$390,988	$—		$390,988	$—		$390,988
Buildings and improvements	1,844,499			1,844,499			1,844,499
Machinery and equipment	555,255			555,255			555,255

	2,790,742			2,790,742			2,790,742
Accumulated depreciation and depletion	(1,004,693)			(1,004,693)			(1,004,693)

Property, plant and equipment, net	1,786,049			1,786,049			1,786,049
Capitalized leases:
Buildings and improvements	16,827			16,827			16,827
Machinery and equipment	56,242			56,242			56,242

Accumulated depreciation	(39,527)			(39,527)			(39,527)

Capitalized leases, net	33,542			33,542			33,542
Cash and cash equivalents	82,044	(125)	1	81,919	3,546	2	85,465
Restricted cash	21,491			21,491			21,491
Accounts receivable—net of allowance of $4,894 at September 30, 2017 historical and pro forma	184,497			184,497			184,497
Identifiable intangible assets, net	27,057			27,057			27,057
Goodwill	188,385			188,385			188,385
Investments in partially owned entities	14,609			14,609			14,609
Other assets	50,688			50,688	(4,994)		45,694

Total assets	$2,388,362	$(125)		$2,388,237	$(1,448)		$2,386,789

Liabilities and shareholders’ equity
Liabilities:
Borrowings under revolving line of credit	$—	$—		$—	$—	2	$—
Accounts payable and accrued expenses	225,038			225,038			225,038
Construction loan	13,130			13,130			13,130
Mortgage notes and term loans—net of discount and deferred financing costs	1,728,994			1,728,994	(295,985)	2	1,433,009
Sale-leaseback financing obligations	122,105			122,105			122,105
Capitalized lease obligations	36,652			36,652			36,652
Unearned revenue	18,805			18,805			18,805
Pension and post-retirement benefits	20,793			20,793			20,793
Deferred tax liability, net	21,326			21,326			21,326
Multiemployer pension plan withdrawal liability	9,167			9,167			9,167

Total liabilities	2,196,010			2,196,010	(295,985)	2	1,900,025
Series B preferred shares	379,690	(379,690)	3	—			—
Series C preferred shares	—			—			—
Shareholders’ equity:
Series A preferred shares	—			—			—
Common shares of beneficial interest, $0.01 par value	694	303	1,5	997	233	4	1,230
Paid-in capital	393,694	379,262	3,6	772,956	316,273	4	1,089,229
Accumulated deficit	(577,297)			(577,297)	(21,969)		(599,266)
Accumulated other comprehensive income (loss)	(4,429)			(4,429)			(4,429)

Total shareholders’ equity (deficit)	(187,338)	379,565		192,227	294,537		486,764

Total liabilities and shareholders’ equity (deficit)	$2,388,362	$(125)		$2,388,237	$(1,448)		$2,386,789

Americold Realty Trust

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2017

(Amounts in thousands, except share and per share amounts)

	Nine Months ended September 30, 2017 Historical	Redemption and Conversion of Preferred Shares and Exercise of Warrants			Pro forma for Redemption and Conversion of Preferred Shares and Exercise of Warrants	Debt Amendments, Refinancings and Offering Adjustments			Nine Months ended September 30, 2017 Pro Forma
Revenues:
Rent, storage, and warehouse services revenues	$848,064	$			$848,064	$				$848,064
Third-party managed services	178,561				178,561					178,561
Transportation services	107,665				107,665					107,665
Other revenues	7,577				7,577					7,577

Total revenues	$1,141,867	$			$1,141,867	$				$1,141,867
Operating expenses:
Rent, storage, and warehouse services cost of operations	593,665				593,665					593,665
Third-party managed services cost of operations	168,879				168,879					168,879
Transportation services cost of operations	97,932				97,932					97,932
Cost of operations related to other revenues	7,653				7,653					7,653
Depreciation, depletion and amortization	87,196				87,196					87,196
Selling, general and administrative	77,785				77,785					77,785
Multiemployer pension plan withdrawal expense	9,167				9,167					9,167
Impairment of long-lived assets	8,773				8,773					8,773

Total operating expenses	$1,051,050	$			$1,051,050	$				$1,051,050

Operating income	$90,817	$			$90,817	$				$90,817

Other (expense) income:
Loss from partially-owned entities	(1,342)				(1,342)					(1,342)
Impairment of partially owned entities	(6,496)				(6,496)					(6,496)
Interest expense	(85,233)				(85,233)		17,657	A		(67,576)
Interest income	785				785					785
Loss on debt extinguishment and modification	(986)				(986)					(986)
Other income—net	(2,715)				(2,715)					(2,715)

(Loss) Income before income tax and loss from sale of real estate, net of tax	$(5,170)	$			$(5,170)		$17,657			$12,487
Income tax expense	(3,355)				(3,355)					(3,355)
Loss from sale of real estate, net of tax	(83)				(83)					(83)

Net (loss) income	$(8,608)	$			$(8,608)		$17,657			$9,049
Less distributions on preferred shares of beneficial interest—Series A, B and C	(21,334)		21,334	B	—
Less accretion on preferred shares of beneficial interest—Series B	(657)		657	B	—

Net (loss) income attributable to common shares of beneficial interest	$(30,599)		$21,991		$(8,608)		$17,657			$9,049

Weighted average common shares outstanding—basic	70,012		—	C	—

Weighted average common shares outstanding—diluted	70,012		—	C, D	—

Net (loss) income per common share of beneficial interest—basic	$(0.44)	$			$—	$			$

Net (loss) income per common share of beneficial interest—diluted	$(0.44)	$			$—	$			$

Distributions declared and paid on common shares of beneficial interest	$15,161		$—	D	$—	$			$

Distributions declared and paid per common share of beneficial interest	$0.22		$—	D	$—	$			$

Americold Realty Trust

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2016

(Amounts in thousands, except share and per share amounts)

	Historical year ended December 31, 2016	Redemption and Conversion of Preferred Shares and Exercise of Warrants			Pro forma for Redemption and Conversion of Preferred Shares and Exercise of Warrants	Debt Amendments, Refinancings and Offering Adjustments			Pro forma year ended December 31, 2016
Revenues:
Rent, storage, and warehouse services revenues	$1,080,867	$			$1,080,867	$				$1,080,867
Third-party managed services	252,411				252,411					252,411
Transportation services	147,004				147,004					147,004
Other revenues	9,717				9,717					9,717

Total revenues	1,489,999				1,489,999					1,489,999
Operating expenses:
Rent, storage, and warehouse cost of operations	766,822				766,822					766,822
Third-party managed services cost of operations	237,597				237,597					237,597
Transportation services cost of operations	132,586				132,586					132,586
Cost of operations related to other services	7,349				7,349					7,349
Depreciation, depletion and amortization	118,571				118,571					118,571
Impairment of intangible assets and long-lived assets	9,820				9,820					9,820
Corporate-level general and administrative	100,238				100,238					100,238

Total operating expenses	1,372,983				1,372,983					1,372,983

Operating income	117,016				117,016					117,016
Other (expense) income:
Loss from partially-owned entities	(128)				(128)					(128)
Interest expense	(119,552)				(119,552)		29,482	E		(90,070)
Interest income	708				708					708
Foreign currency exchange loss	(1,437)				(1,437)					(1,437)
Other income—net	2,606				2,606					2,606

Loss before income tax and loss from sale of real estate, net of tax	(787)				(787)		29,482			28,695
Income tax expense	(5,879)				(5,879)					(5,879)
Gain from sale of real estate, net of tax:	11,598				11,598					11,598

Net income	$4,932				$4,932		$29,482			$34,414
Less distributions on preferred shares of beneficial interest—Series A, B and C	(28,452)		28,452	F,H	—
Less accretion on preferred shares of beneficial interest—Series B	(936)		936	F,H	—

Net (loss) income attributable to common shares of beneficial interest	$(24,456)		$29,388		$4,932		$29,482			$34,414

Weighted average common shares outstanding—basic	69,890		—	G,H	—

Weighted average common shares outstanding—diluted	69,890		—	H	—

Net (loss) income per common share of beneficial interest—basic	$(0.35)				—				$

Net (loss) income per common share of beneficial interest—diluted	$(0.35)				—				$

Distributions declared and paid on common shares of beneficial interest	$20,214		—	H	—	$			$

Distributions declared and paid per common share of beneficial interest	$0.29		—	H	—	$			$

AMERICOLD REALTY TRUST

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

I. Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

The adjustments to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2017 are as follows:

1.	We intend to redeem all 125 outstanding Series A preferred shares for cash upon the completion of this offering. A pro forma adjustment of $0.1 million was made to reflect the decrease in cash, cash equivalents and restricted cash to pay the cash redemption price for the Series A preferred shares. We have also made a pro forma adjustment to reflect the elimination of the carrying value reported for the Series A preferred shares.

2.	We intend to use the net proceeds from this offering to repay $321.5 million of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility. On November , 2017, we closed into escrow on our New Senior Secured Credit Facilities, consisting of a five-year, $500.0 million New Senior Secured Term Loan A Facility and a three-year, $350.0 million New Senior Secured Revolving Credit Facility. The effectiveness of our New Senior Secured Credit Facilities is contingent upon the completion of this offering. The proceeds of our New Senior Secured Term Loan A Facility will be used, together with the net proceeds from this offering as described above, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility which had a carrying amount of $787.0 million net of debt discounts and deferred financing costs as of September 30, 2017. We made a pro forma adjustment to the unaudited pro forma condensed consolidated balance sheet as of September 30, 2017 to reflect the refinancing, including an increase in accumulated deficit of $22.0 million, for the expense arising from the write-off of debt discounts and deferred financing costs. Any net proceeds remaining after the use set forth above will be used for general business purposes.

Any decrease in net proceeds from this offering to us would result in a corresponding increase in the amount we intend to incur under our New Senior Secured Revolving Credit Facility to complete the repayment of our Existing Senior Secured Term Loan B Facility upon the completion of this offering.

3.	We expect that all 375,000 Series B preferred shares will be converted into an aggregate of common shares in connection with this offering (based upon the Series B preferred share conversion price of $ as of , 2017).

A pro forma adjustment was made to reflect the conversion of the Series B preferred shares as of September 30, 2017 into an aggregate of common shares, which resulted in a reduction of $379.7 million in the reported amount of the Series B preferred shares and an increase of $0.2 million in the amount reported of the common shares and an increase of $379.5 million in paid-in capital.

4.	A pro forma adjustment was recorded as of September 30, 2017 to reflect the sale in this offering of common shares at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. After deducting the underwriting discount and other estimated offering expenses payable by us as shown in the table below, we expect this offering to result in net cash proceeds to us of $ million.

(In thousands)
Gross proceeds from the sale of common shares offered hereby	$
Underwriting discount
Estimated capitalized offering costs

Net proceeds from this offering	$

This pro forma adjustment results in an increase in the reported amount of common shares of $ million and an increase in paid-in capital of $ million. On a pro forma basis, there was no increase in cash, cash equivalents or restricted cash from the receipt of the net proceeds from this offering because the proceeds will be used to pay outstanding principal balances on our debt as further described in (2) above.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the number of common shares offered, as set forth on the cover page of this prospectus, remains the same. Similarly, each 1,000,000 share increase (decrease) in the number of common shares offered would increase (decrease) the net proceeds to us from this offering by approximately $        million, assuming the initial public offering price per share remains at $        , which is the midpoint of the price range set forth on the cover page of this prospectus.

5.	On December 10, 2009, we issued to YF ART Holdings warrants to purchase 18,574,619 common shares at an exercise price of $9.81 per share. We expect that YF ART Holdings will exercise these warrants in a cashless exercise, as permitted under the terms of the warrant agreement, upon the completion of this offering, as a result of which we will issue an aggregate of common shares to YF ART Holdings (based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus). We will not receive any cash consideration in connection with a cashless exercise of the warrants.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2017 reflects the cashless exercise of all of the warrants as of September 30, 2017, which resulted in an increase in the reported amount of common shares of $         million and a decrease in paid-in capital of $         million.

Pro forma adjustments to common shares and paid-in capital as of September 30, 2017, described above, are summarized in the table below (in thousands):

	Common Shares	Paid-in Capital
Conversion of Series B preferred shares
Sale of shares in this offering
Exercise of warrants in cashless exercise
Redemption of Series A preferred shares

II. Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

The adjustments to the unaudited pro forma condensed consolidated statement of operations for the nine months ended September 30, 2017 are as follows:

(A)	We intend to use the net proceeds from this offering to repay $321.5 million of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility. On November , 2017, we closed into escrow on our New Senior Secured Credit Facilities, consisting of a five-year, $500.0 million New Senior Secured Term Loan A Facility and a three-year, $350.0 million New Senior Secured Revolving Credit Facility. The effectiveness of our New Senior Secured Credit Facilities is contingent upon the completion of this offering. We anticipate that this refinancing will result in a reduction in our effective borrowing rate to 3.8% per annum (based upon an anticipated rate of one-month LIBOR plus 2.50%). The proceeds of our New Senior Secured Term Loan A Facility will be used, together with the net proceeds from this offering as described above, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility. A pro forma adjustment was made to the unaudited pro forma condensed consolidated statement of operations as of September 30, 2017 to reflect a pro forma reduction in interest expense of $17.7 million, resulting from the change in anticipated rate ($8.4 million) and lower outstanding debt balance ($9.2 million).

Any decrease in the net proceeds from this offering to us would result in a corresponding increase in the amount we intend to incur under our New Senior Secured Revolving Credit Facility to complete the repayment of our Existing Senior Secured Term Loan B Facility we intend to make upon the completion of this offering.

(B)	We expect that all 375,000 Series B preferred shares will be converted into an aggregate of common shares in connection with this offering (based upon the Series B preferred share conversion price of $ as of , 2017). As a result, we have made pro forma adjustments to reflect the elimination of the amounts reported for preferred dividends and accretion of preferred share discount during the nine months ended September 30, 2017.

We also intend to redeem all 125 outstanding Series A preferred shares for cash upon the completion of this offering. As a result, we have made pro forma adjustments to reflect the elimination of the amounts reported for preferred dividends related to Series A preferred shares during the nine months ended September 30, 2017.

(C)	We also expect that YF ART Holdings will exercise its warrants to purchase 18,574,619 common shares at an exercise price of $9.81 per share in a cashless exercise, as permitted under the terms of the warrant agreement, upon the completion of this offering, as a result of which we will issue an aggregate of common shares to YF ART Holdings (based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus). We will not receive any cash consideration in connection with a cashless exercise of the warrants.

(D)	We have recorded pro forma adjustments to basic and diluted weighted average common shares outstanding during the nine months ended September 30, 2017 as summarized in the table below (in thousands):

	Basic	Diluted
Weighted average common shares outstanding
Shares to be sold in this offering
Shares issuable upon conversion of Series B preferred shares
Shares issuable upon exercise of the common share warrants
Stock options that are dilutive on a pro forma basis

We also recorded a pro forma adjustment of $ to distributions declared and paid on common shares to reflect additional dividends that would be payable to holders of common shares issued in this offering, upon conversion of the Series B preferred shares to common shares and upon exercise of the common share warrants. The pro forma adjustment to distributions declared and paid on common shares was calculated as follows (in thousands except per share amounts):

Distributions Declared and Paid Nine Months Ended September 30, 2017
Dividends paid	$
Shares to be sold in this offering
Shares issuable upon conversion of Series B preferred shares
Shares issuable upon exercise of the common share warrants

Additional shares outstanding on a pro forma basis
Dividend per share declared and paid in nine months ended September 30, 2017

Pro forma adjustment for common share dividends

Pro forma distributions declared and paid on common shares	$

The adjustments to the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2016 are as follows:

(E)	We intend to use the net proceeds from this offering to repay $321.5 million of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility. On November , 2017, we closed into escrow on our New Senior Secured Credit Facilities, consisting of a five-year, $500.0 million New Senior Secured Term Loan A Facility and a three-year, $350.0 million New Senior Secured Revolving Credit Facility. The effectiveness of our New Senior Secured Credit Facilities is contingent upon the completion of this offering. We anticipate that this refinancing will result in a reduction in our effective borrowing rate to 3.8% per annum (based upon an anticipated rate of one-month LIBOR plus 2.50%). The proceeds of our New Senior Secured Term Loan A Facility will be used, together with the net proceeds from this offering as described above, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility. A pro forma adjustment was made to the unaudited pro forma condensed consolidated statement of operations for the twelve months ended December 31, 2016 to reflect a pro forma reduction in interest expense of $29.5 million. Any net proceeds remaining after the use set forth above will be used for general business purposes.

Any decrease in the net proceeds from this offering to us would result in a corresponding increase in the amount we intend to incur under our New Senior Secured Revolving Credit Facility to complete the repayment of our Existing Senior Secured Term Loan B Facility upon the completion of this offering.

(F)	We expect that all 375,000 Series B preferred shares will be converted into an aggregate of common shares in connection with this offering (based upon the Series B preferred share conversion price of $ as of , 2017). As a result, we have made pro forma adjustments to reflect the elimination of the amounts reported for preferred dividends and accretion of preferred share discount during the twelve months ended December 31, 2016.

We also intend to redeem all 125 outstanding Series A preferred shares for cash upon the completion of this offering. As a result, we have made pro forma adjustments to reflect the elimination of the amounts reported for preferred dividends related to Series A preferred shares during the twelve months ended December 31, 2016.

(G)	We also expect that YF ART Holdings will exercise its warrants to purchase 18,574,619 common shares at an exercise price of $9.81 per share in a cashless exercise, as permitted under the terms of the warrant agreement, upon the completion of this offering, as a result of which we will issue an aggregate of common shares to YF ART Holdings (based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus). We will not receive any cash consideration in connection with a cashless exercise of the warrants.

(H)	We have recorded pro forma adjustments to basic and diluted weighted average common shares outstanding during the year ended December 31, 2016 as summarized in the table below (in thousands):

	Basic	Diluted
Weighted average common shares outstanding
Shares to be sold in this offering
Shares issuable upon conversion of Series B preferred shares
Shares issuable upon exercise of the common share warrants
Stock options that are dilutive on a pro forma basis

We also recorded a pro forma adjustment of $ to distributions declared and paid on common shares to reflect additional dividends that would be payable to holders of common shares issued in this offering, upon conversion of the Series B preferred shares to common shares and upon exercise of the common share warrants. The pro forma adjustment to distributions declared and paid on common shares was calculated as follows (in thousands except per share amounts):

Distributions Declared and Paid Year Ending December 31, 2017
Dividends paid
Shares to be sold in this offering
Shares issuable upon conversion of Series B preferred shares
Shares issuable upon exercise of the common share warrants

Additional shares outstanding on a pro forma basis
Dividend per share declared and paid in year ended December 31, 2016

Pro forma adjustment for common share dividends

Pro forma distributions declared and paid on common shares

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating Data” and “Unaudited Pro Forma Condensed Consolidated Financial Statements” and our historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. In addition to historical and pro forma information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Risk Factors” and “Forward-Looking Statements.” We assume no obligation to update any of these forward-looking statements.

Overview

We are the world’s largest owner and operator of temperature-controlled warehouses. We are organized as a self-administered and self-managed REIT with proven operating, development and acquisition expertise. As of September 30, 2017, we operated a global network of 160 high-quality warehouses encompassing 945.3 million cubic feet, with 142 warehouses in the United States, six warehouses in Australia, seven warehouses in New Zealand, two warehouses in Argentina and three warehouses in Canada. Upon the completion of this offering, we will be the first publicly traded REIT focused on the temperature-controlled warehouse industry.

We view and manage our business through three primary business segments—warehouse, third-party managed and transportation. We also own and operate a limestone quarry through a separate business segment.

Components of Our Results of Operations

Warehouse. Our primary source of revenues consists of rent and storage and warehouse services fees. Our rent and storage and warehouse services revenues are the key drivers of our financial performance. Rent and storage revenues consist of recurring, periodic charges related to the storage of frozen and perishable food and other products in our warehouses by our customers. We also provide these customers with a wide array of handling and other warehouse services, such as (1) receipt, handling and placement of products into our warehouses for storage and preservation, (2) retrieval of products from storage upon customer request, (3) blast freezing, which involves the rapid freezing of non-frozen products, including individual quick freezing for agricultural produce and seafood, (4) case-picking, which involves selecting product cases to build customized pallets, (5) kitting and repackaging, which involves assembling custom product packages for delivery to retailers and consumers, and labeling services, (6) order assembly and load consolidation, (7) exporting and importing support services, (8) container handling, (9) cross-docking, which involves transferring inbound products to outbound trucks utilizing our warehouse docks without storing them in our warehouses, and (10) government-approved temperature-controlled storage and inspection services. We refer to these handling and other warehouse services as our value-added services. We may charge our customers in advance for storage and outbound handling fees.

Cost of operations for our warehouse segment consists of power, other facilities costs, labor and other costs. Labor, our largest cost of operations from our warehouse segment, consists primarily of employee wages and benefits and includes workers’ compensation. Trends in our labor expense are influenced by changes in headcount and compensation levels, changes in customer requirements, workforce productivity and variability in costs associated with medical insurance. Our second largest cost of operations from our warehouse segment is power utilized in the operation of our temperature-controlled warehouses. As a result, trends in the price for power in the regions where we operate may have a significant effect on our financial results. We may from time to time hedge our exposure to changes in power prices or, to the extent possible and appropriate, increase the rates we charge our customers for storage in our warehouses. Other facilities costs include utilities other than power, insurance, property taxes, sanitation, repairs and maintenance on real estate, rent under operating leases, where applicable, and other related facilities costs. Other services costs include equipment costs, warehouse consumables (e.g., shrink-wrap and uniforms), warehouse administration and other related services costs.

Third-Party Managed. We receive a reimbursement of substantially all expenses for warehouses that we manage on behalf of third-party owners, with all reimbursements recognized as revenues under the relevant accounting guidance. We may also earn management fees, incentive fees upon achieving negotiated performance and cost-savings results, or an applicable mark-up on costs. Cost of operations for our third-party managed segment is reimbursed on a pass-through basis (typically within two weeks).

Transportation. We charge transportation fees, including fuel surcharges, to our customers for whom we arrange the transportation of their products. Cost of operations for our transportation segment consists primarily of third-party carrier charges, which are impacted by factors affecting those carriers.

Quarry. In addition to our primary business segments, we own a limestone quarry in Carthage, Missouri. Revenues are generated from the sale of limestone mined at our quarry. Cost of operations for our quarry consists primarily of labor, equipment, fuel and explosives.

Other Consolidated Operating Expenses. We also incur depreciation, depletion and amortization expenses and corporate-level general and administrative expenses.

Our depreciation, depletion and amortization charges result primarily from the capital-intensive nature of our business. The principal components of depreciation relate to our warehouses, including buildings and improvements, refrigeration equipment, racking, leasehold improvements, material handling equipment, furniture and fixtures, and our computer hardware and software. Depletion relates to the reduction of mineral resources resulting from the operation of our limestone quarry. Amortization relates primarily to intangible assets for customer relationships and below-market leases.

Our corporate-level selling, general and administrative expenses consist primarily of wages and benefits for management, administrative, business development, account management, marketing, engineering, supply-chain solutions, human resources and information technology personnel, as well as expenses related to communications and data processing, travel, professional fees, bad debts, training, office equipment and supplies. Trends in corporate-level selling, general and administrative expenses are influenced by changes in headcount and compensation levels, achievement of incentive compensation targets, and variability in costs associated with pension obligations. To position ourselves to meet the challenges of the current business environment, we have implemented a shared services support structure to better manage costs and enhance the efficiency of our operations. As a public company we estimate that our annual corporate-level selling, general and administrative expenses will increase by between $4.0 million and $6.0 million due to higher legal, insurance, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters.

Key Factors Affecting Our Business and Financial Results

Foreign Currency Translation Impact on Our Operations

Our consolidated revenues and expenses are subject to variations caused by the net effect of foreign currency translation on revenues and expenses incurred by our operations outside the United States. Future fluctuations of foreign currency exchange rates and their impact on our consolidated statements of operations are inherently uncertain. As a result of the relative size of our international operations, these fluctuations may be material on our results of operations. Our revenues and expenses from our international operations are denominated in the local currency of the country in which they are derived or incurred. Therefore, the impact of foreign currency fluctuations on our results of operations and margins is partially mitigated.

The following table shows a comparison of underlying average exchange rates of the foreign currencies that impacted our U.S. dollar-reported revenues and expenses during the periods discussed herein together with a comparison against the exchange rates of such currencies at the end of the applicable periods presented herein.

	September 30, 2017 compared to September 30, 2016			December 31, 2016 compared to December 31, 2015			December 31, 2015 compared to December 31, 2014
	Average foreign exchange rate used to adjust operating results for the nine months ended September 30, 2017(1)	Foreign exchange rates as of September 30, 2017	Foreign exchange rates as of September 30, 2016	Average foreign exchange rate used to adjust operating results for the twelve months ended December 31, 2016(1)	Foreign exchange rates as of December 31, 2016	Foreign exchange rates as of December 31, 2015	Average foreign exchange rate used to adjust operating results for the twelve months ended December 31, 2015(1)	Foreign exchange rates as of December 31, 2015	Foreign exchange rates as of December 31, 2014
Australian dollar	0.742	0.784	0.767	0.751	0.723	0.729	0.901	0.729	0.818
New Zealand dollar	0.692	0.722	0.729	0.698	0.696	0.684	0.829	0.684	0.782
Argentinian peso	0.069	0.058	0.066	0.107	0.063	0.077	0.125	0.077	0.118
Canadian dollar	0.758	0.799	0.762	0.789	0.745	0.722	0.904	0.722	0.862

(1)	Represents the relevant average foreign exchange rates in effect in the comparable prior period applied to the activity for the current period. The average foreign currency exchange rates we apply to our operating results are derived from third party reporting sources for the periods indicated.

Focus on Our Operational Effectiveness and Cost Structure

We continuously seek to implement various initiatives aimed at streamlining our business processes and reducing our cost structure. Commencing in 2013, we realigned and centralized key business processes; implemented standardized operational processes; integrated and launched new information technology tools and platforms; instituted key health, safety, leadership and training programs; and added a strategic sourcing function intended to capitalize on the purchasing power of our network. Through the realignment of our business processes, we have improved retention of our key talent and reduced employee turnover, acquired new talent and strengthened our service offerings. In order to reduce costs in our facilities, we have invested in energy efficiency projects, including LED lighting, motion-sensor technology, variable frequency drives for our fans and compressors, third party efficiency reviews and real-time monitoring of energy consumption, rapid-close doors, and alternative-power generation technologies to improve the energy efficiency of our warehouses. We have also performed fine-tuning of our refrigeration systems, deployed efficient energy management practices, such as time-of-use and awareness, and have increased our participation in Power Demand Response programs with some of our power suppliers. These initiatives have allowed us to reduce our consumption of kilowatt hours and energy spend. In 2016, we implemented a strategic effort to exit certain leased facilities and transition customers within our warehouse portfolio to consolidate occupancy, reduce costs and increase contribution from the warehouses where these customers were transitioned. In executing these initiatives, we believe that we have enhanced our ability to serve our customers at the highest quality level and efficiently manage our warehouses.

As part of our initiatives to streamline our business processes and to reduce our cost structure, we have evaluated and exited less strategic and profitable markets or business lines, including the sale of certain warehouse assets. We continue to evaluate our markets and offerings.

Strategic Shift within Our Transportation Segment

In order to better focus our business on the operation of our temperature-controlled warehouses, we have undertaken a strategic shift in the solutions we provide in our transportation segment. As a result of this strategic shift, we have gradually exited certain commoditized, non-scalable, or low margin services we historically offered to our customers, including traditional brokered transportation services. We continue to offer more profitable programs, such as national and regional cross-dock, regional and multi-vendor consolidation service, and dedicated transportation services. We designed each of these programs to improve efficiency and reduce transportation and logistics costs to our warehouse customers, whose transportation spend typically represents the majority of their supply-chain costs. We believe this efficiency and cost reduction helps to drive increased occupancy in our temperature-controlled warehouses.

Interest Expense

We intend to use the net proceeds from this offering, together with borrowings under our New Senior Secured Term Loan A Facility, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility, which matures on December 1, 2022. Our interest expense would have been $         million, or     %, and $         million, or     %, lower for the nine months ended September 30, 2017 and the year ended December 31, 2016, respectively, assuming we had used the net proceeds from this offering and incurred new borrowings as described above as of January 1, 2016. See “Use of Proceeds” and “Unaudited Pro Forma Condensed Consolidated Financial Statements” for additional information concerning our intended use of the net proceeds from this offering and such new borrowings.

Historically Significant Customer

For the nine months ended September 30, 2017 and the years ended December 31, 2016, 2015 and 2014, one customer accounted for more than 10% of our total revenues, with $146.5 million, $210.5 million, $196.0 million and $183.0 million, respectively. The substantial majority of this customer’s business relates to our third-party managed segment. We are reimbursed for substantially all expenses we incur in managing warehouses on behalf of third-party owners. These reimbursements are recognized as revenues under applicable accounting guidance, but generally do not affect our financial results because they are offset by the corresponding expenses that are recognized in our third-party managed segment cost of operations. Of the revenues received from this customer, $135.3 million, $196.1 million, $180.4 million and $167.1 million represented reimbursement for certain reimbursable expenses during the nine months ended September 30, 2017 and the years ended December 31, 2016, 2015 and 2014, respectively, that were offset by matching expenses included in our third-party managed segment cost of operations.

Occupancy of our Warehouses

Occupancy in our warehouses is an important driver of our financial results. Physical occupancy of an individual warehouse is impacted by a number of factors, including the type of warehouse (i.e., distribution, public, production advantaged or facility leased), specific customer needs in the markets served by the warehouse, timing of harvests or protein production for customers of the warehouse, the existence of leased but unoccupied pallets and the adverse effect of weather or market conditions on the customers of the warehouse. On a portfolio-wide basis, physical occupancy rates and warehouse revenues generally peak between mid-September and early-December in connection with the holiday season and the peak harvest season in the United States. Physical occupancy rates and warehouse revenues on a portfolio-wide basis are generally the lowest during May and June.

Our target occupancy across our warehouse portfolio varies by warehouse and warehouse type because our warehouses are configured to accommodate the individual needs of our customers. We generally regard approximately 85% average physical occupancy across our temperature-controlled warehouse portfolio as optimal, subject to relevant local market conditions and individual customer needs. We do not believe that a 100% occupancy rate is an ideal target for utilization of our warehouses because optimizing pallet throughput and efficient delivery of relevant value-added services require a certain amount of free pallet position capacity at all times in order to be able to efficiently place, store and retrieve products from pallet positions, particularly during periods of greatest occupancy or highest volume. Our occupancy metrics account for the physical occupancy of our warehouses. As customers continue to transition to contracts that feature a fixed storage commitment, our financial occupancy may be greater than our physical occupancy, as we may have the opportunity to sell space which is not being utilized by our fixed storage commitment customers.

Throughput at our Warehouses

The level of throughput at our warehouses is an important factor impacting our warehouse services revenues in our warehouse segment. Throughput refers to the volume of pallets that enter and exit our warehouses. Higher levels of throughput drive warehouse services revenues in our warehouse segment as customers are typically billed on a basis that takes into account the level of throughput of the goods they store in our warehouses.

How We Assess the Performance of Our Business

Segment Contribution (NOI)

We evaluate the performance of our primary business segments based on their contribution (NOI) to our overall results of operations. We use the term “segment contribution (NOI)” to mean a segment’s revenues less its cost of operations (excluding any depreciation, depletion and amortization, impairment charges and corporate-level selling, general and administrative expenses). We use segment contribution (NOI) to evaluate our segments for purposes of making operating decisions and assessing performance in accordance with FASB ASC, Topic 280, Segment Reporting.

We also analyze the “segment contribution (NOI) margin” for each of our business segments, which we calculate as segment contribution (NOI) divided by segment revenues.

In addition to our segment contribution (NOI) and segment contribution (NOI) margin, we analyze the contribution (NOI) of our warehouse rent and storage operations and our warehouse services operations within our warehouse segment. We calculate the contribution (NOI) of our warehouse rent and storage operations as rent and storage revenues less power and other facilities cost. We calculate the contribution (NOI) of our warehouse services operations as warehouse services revenues less labor and other service costs. We calculate the contribution (NOI) margin for each of these operations as the applicable contribution (NOI) measure divided by the applicable revenue measure. We believe the presentation of these contribution (NOI) and contribution (NOI) margin measures helps investors understand the relative revenues, costs and earnings resulting from each of these separate types of services we provide to our customers in the same manner reviewed by our management in connection with the operation of our business. These contribution (NOI) measures within our warehouse segment are not measurements of financial performance under U.S. GAAP, and these measures should be considered as supplements, but not as alternatives, to our results calculated in accordance with U.S. GAAP. We provide reconciliations of these measures in the discussions of our comparative results of operations below.

Same Store Analysis

We refer to a “same store” as a warehouse we owned or leased for the entirety of two comparable periods and which has reported at least twelve months of consecutive normalized operations prior to the commencement of the earlier period being considered. We define “normalized operations” as a site open for operation or lease after a warehouse acquisition, development or significant modification, including the expansion of a warehouse footprint or a warehouse rehabilitation subsequent to an extraordinary event, such as natural disasters or similar events. In addition, our definition of “normalized operations” takes into account changes in the ownership structure (e.g., acquisition of a previously leased warehouse would result in different charges in the compared periods), which would impact comparability in our warehouse segment contribution (NOI). Warehouses are excluded from the same store population as of the beginning of the fiscal quarter following the occurrence of such events. We evaluate our same store portfolio on a quarterly basis.

We calculate “same store contribution (NOI)” as revenues for the same store population less its cost of operations (excluding any depreciation, depletion and amortization, impairment charges and corporate-level selling, general and administrative expenses). In order to derive an appropriate measure of period-to-period operating performance, we also calculate our same store contribution (NOI) on a constant currency basis to remove the effects of foreign currency exchange rate movements by using the comparable prior period exchange rate to translate from local currency into U.S. dollars for both periods. We evaluate the performance of the warehouses we own or lease using a “same store” analysis, and we believe that same store contribution (NOI) is helpful to investors as a supplemental performance measure because it includes the operating performance from the population of properties that is consistent from period to period and also on a constant currency basis, thereby eliminating the effects of changes in the composition of our warehouse portfolio and currency fluctuations on performance measures.

The following table shows a summary of the number of same-store warehouses in our portfolio and the number of warehouses excluded as same-store warehouses during the periods discussed herein.

	September 30, 2017 compared to September 30, 2016		December 31, 2016 compared to December 31, 2015		December 31, 2015 compared to December 31, 2014
Total Warehouses	160		159		163
Same Store Warehouses	140	(1)	139	(2)	141	(3)
Non-Same Store and Managed Warehouses	20		20		22

(1)	This increase from the preceding period-to-period comparison related to the acquisition of one warehouse, the expansion of an existing warehouse facility, and the construction of another warehouse, offset in part by the planned disposal of one warehouse and the exit from one leased warehouse.
(2)	This decrease from the preceding period-to-period comparison related to the disposal of one warehouse and the exit from two leased warehouses, offset in part by the acquisition of one warehouse.
(3)	This decrease from the preceding period-to-period comparison related to one idled site, the sale of two warehouses and the occurrence of a business disruption at our Dallas facility, offset in part by one warehouse which began normalized operations in 2014.

Same store contribution (NOI) is not a measurement of financial performance under U.S. GAAP. In addition, other companies providing temperature-controlled warehouse storage and handling and other warehouse services may not define same store or calculate same store contribution (NOI) in a manner consistent with our definition or calculation. Same store contribution (NOI) should be considered as a supplement, but not as an alternative, to our results calculated in accordance with U.S. GAAP. We provide reconciliations of these measures in the discussions of our comparative results of operations below.

Constant Currency Metrics

As discussed above under “—Key Factors Affecting Our Business and Financial Results—Foreign Currency Translation Impact on Our Operations,” our consolidated revenues and expenses are subject to variations caused by the net effect of foreign currency translation on revenues generated and expenses incurred by our operations outside the United States, variations which we cannot control. As a result, in order to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency fluctuations, we analyze our business performance based on certain constant currency reporting that represents current period results translated into U.S. dollars at the relevant average foreign exchange rates applicable in the comparable prior period. We believe that the presentation of constant currency results provides a measurement of our ongoing operations that is meaningful to investors because it excludes the impact of these foreign currency movements that we cannot control. Constant currency results are not measurements of financial performance under U.S. GAAP, and our constant currency results should be considered as a supplement, but not as an alternative, to our results calculated in accordance with U.S. GAAP. We provide reconciliations of these measures in the discussions of our comparative results of operations below. Our discussion of the drivers of our performance below are based upon U.S. GAAP.

Comparison of Results for the Nine Months Ended September 30, 2017 and September 30, 2016

Warehouse Segment

The following table presents the operating results of our warehouse segment for the nine months ended September 30, 2017 and 2016.

	Nine months ended September 30,			Change
(dollars in thousands)	2017 actual	2017 constant currency (1)	2016 actual	Actual	Constant currency
Rent and storage	$369,909	$369,351	$348,136	6.3%	6.1%
Warehouse services	478,155	475,438	441,737	8.2%	7.6%

Total warehouse segment revenues	848,064	844,789	789,873	7.4%	7.0%

Power	55,469	55,420	55,025	0.8%	0.7%
Other facilities costs (2)	77,834	77,664	77,608	0.3%	0.1%
Labor	377,828	375,975	356,044	6.1%	5.6%
Other services costs (3)	82,534	82,207	79,328	4.0%	3.6%

Total warehouse segment cost of operations	$593,665	$591,266	$568,005	4.5%	4.1%

Warehouse segment contribution (NOI)	$254,399	$253,523	$221,868	14.7%	14.3%

Warehouse rent and storage contribution (NOI) (4)	$236,606	$236,267	$215,503	9.8%	9.6%
Warehouse services contribution (NOI) (5)	$17,793	$17,256	$6,365	179.5%	171.1%
Total warehouse segment margin	30.0%	30.0%	28.1%	190 bps	190 bps
Rent and storage margin (6)	64.0%	64.0%	61.9%	210 bps	210 bps
Warehouse services margin (7)	3.7%	3.6%	1.4%	230 bps	220 bps

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis are the effect of changes in foreign currency exchange rates relative to the comparable prior period.
(2)	Includes real estate rent expense of $17.9 million and $16.9 million for the nine months ended September 30, 2017 and 2016, respectively.
(3)	Includes non-real estate rent expense of $14.4 million and $13.6 million for the nine months ended September 30, 2017 and 2016, respectively.
(4)	Calculated as rent and storage revenues less power and other facilities costs.
(5)	Calculated as warehouse services revenues less labor and other services costs.
(6)	Calculated as warehouse rent and storage contribution (NOI) divided by rent and storage revenues.
(7)	Calculated as warehouse services contribution (NOI) divided by warehouse services revenues.

Warehouse segment revenues were $848.1 million for the nine months ended September 30, 2017, an increase of $58.2 million, or 7.4%, compared to $789.9 million for the nine months ended September 30, 2016. On a constant currency basis, our warehouse segment revenues were $844.8 million for the nine months ended September 30, 2017, an increase of $54.9 million, or 7.0%, from the nine months ended September 30, 2016. These increases were primarily driven by a greater proportion of occupancy by customers that paid higher average rates per pallet as well as an increase in warehouse services volumes. The majority of the change in customer composition and related increase in revenues was generated through our U.S. operations. The foreign currency translation of revenues incurred by our operations outside the United States also had a $3.3 million favorable impact during the nine months ended September 30, 2017.

Warehouse segment cost of operations was $593.7 million for the nine months ended September 30, 2017, an increase of $25.7 million, or 4.5%, compared to $568.0 million for the nine months ended September 30, 2016. On a constant currency basis, our warehouse segment cost of operations was $591.3 million for the nine months ended September 30, 2017, an increase of $23.3 million, or 4.1%, compared to $568.0 million for the nine months ended September 30, 2016. This increase was driven primarily by rising labor costs, partially driven by higher throughput and an increased amount of more labor-intensive warehouse services relative to the comparable prior period.

Warehouse segment contribution (NOI) was $254.4 million for the nine months ended September 30, 2017, an increase of $32.5 million, or 14.7%, compared to $221.9 million for the nine months ended September 30, 2016. Our warehouse rent and storage contribution accounted for $21.1 million of this increase. On a constant currency basis, warehouse segment contribution (NOI) was $253.5 million for the nine months ended September 30, 2017, an increase of $31.7 million, or 14.3%, period-over-period.

Refer to the same store discussion below for further details.

Same Store Analysis

We had 140 same stores for the nine months ended September 30, 2017 and 2016, a decrease from 141 same stores for the nine months ended September 30, 2016 and 2015. This change related to our exit from one leased warehouse during the third quarter of 2017. Please see “—How We Assess the Performance of Our Business—Same Store Analysis” for a reconciliation of the change in the same store portfolio from year to year and period over period.

The following table presents revenues, cost of operations, contribution (NOI) and margins for our same stores and non-same stores with a reconciliation to the total financial metrics of our warehouse segment for the nine months ended September 30, 2017 and 2016.

	Nine months ended September 30,			Change
(dollars in thousands)	2017 actual	2017 constant currency (1)	2016 actual	Actual	Constant currency
Same store revenues:
Rent and storage	$363,600	$363,081	$340,346	6.8%	6.7%
Warehouse services	469,892	467,185	433,542	8.4%	7.8%

Total same store revenues	833,492	830,266	773,888	7.7%	7.3%
Same store cost of operations:
Power	53,992	53,947	53,073	1.7%	1.6%
Other facilities costs	74,548	74,406	71,685	4.0%	3.8%
Labor	370,076	368,235	347,631	6.5%	5.9%
Other services costs	80,305	79,981	77,248	4.0%	3.5%

Total same store cost of operations	$578,921	$576,569	$549,637	5.3%	4.9%

Same store contribution (NOI)	254,571	253,697	224,251	13.5%	13.1%
Same store rent and storage contribution (NOI)	235,060	234,728	215,588	9.0%	8.9%
Same store warehouse services contribution (NOI)	19,511	18,969	8,663	125.2%	119.0%
Total same store margin	30.5%	30.6%	29.0%	150bps	160bps
Same store rent and storage margin	64.6%	64.6%	63.3%	130bps	130bps
Same store warehouse services margin	4.2%	4.1%	2.0%	220bps	210bps

Non-same store revenues:
Rent and storage	$6,309	$6,270	$7,790	(19.0)%	(19.5)%
Warehouse services	8,263	8,253	8,195	0.8%	0.7%

Total non-same store revenues	14,572	14,523	15,985	(8.8)%	(9.1)%

Non-same store cost of operations:
Power	1,477	1,473	1,952	(24.3)%	(24.5)%
Other facilities costs	3,286	3,258	5,923	(44.5)%	(45.0)%
Labor	7,752	7,740	8,413	(7.9)%	(8.0)%
Other services costs	2,229	2,226	2,080	7.2%	7.0%

Total non-same store cost of operations	$14,744	$14,697	$18,368	(19.7)%	(20.0)%

Non-same store contribution (NOI)	$(172)	$(174)	$(2,383)	(92.8)%	(92.7)%
Non-same store rent and storage contribution (NOI)	$1,546	$1,539	$(85)	(1918.8)%	(1910.6)%
Non-same store warehouse services contribution (NOI)	$(1,718)	$(1,713)	$(2,298)	(25.2)%	(25.5)%

Total warehouse segment revenues	$848,064	$844,789	$789,873	7.4%	7.0%
Total warehouse cost of operations	$593,665	$591,266	$568,005	4.5%	4.1%
Total warehouse segment contribution (NOI)	$254,399	$253,523	$221,868	14.7%	14.3%

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis is the effect of changes in foreign currency exchange rates relative to the comparable prior period.
(2)	Calculated as rent and storage revenues less power and other facilities costs.
(3)	Calculated as warehouse services revenues less labor and other services costs.
(4)	Calculated as same store rent and storage contribution (NOI) divided by same store rent and storage revenues.
(5)	Calculated as same store warehouse services contribution (NOI) divided by same store warehouse services revenues.

The following table provides certain operating metrics to explain the drivers of our same store performance.

	Nine months ended September 30,		Change
	2017	2016

Same store rent and storage:
Occupancy (1)
Average occupied pallets	2,415,305	2,371,351	1.9%
Average physical pallet positions	3,129,026	3,129,656	—%
Occupancy percentage	77.2%	75.8%	140 bps
Same store rent and storage revenues per occupied pallet	$150.54	$143.52	4.9%
Constant currency same store rent and storage revenues per occupied pallet	$150.33	$143.52	4.7%

Same store warehouse services:
Throughput pallets	20,278,040	19,703,187	2.9%
Same store warehouse services revenues per throughput pallet	$23.17	$22.00	5.3%
Constant currency same store warehouse services revenues per throughput pallet	$23.04	$22.00	4.7%

Non-same store rent and storage:
Occupancy
Average occupied pallets	49,921	29,784	67.6%
Average physical pallet positions	73,536	45,785	60.6%
Occupancy percentage	67.9%	65.1%	280 bps

Non-same store warehouse services:
Throughput pallets	374,805	255,396	46.8%

(1)	We define average physical occupancy as the average number of occupied pallets divided by the estimated number of average physical pallet positions in our warehouses for the applicable period. We estimate the number of physical pallet positions by taking into account actual racked space and by estimating unracked space on an as-if racked basis. We base this estimate on a formula utilizing the total cubic feet of each room within the warehouse that is unracked divided by the volume of an assumed rack space that is consistent with the characteristics of the relevant warehouse. On a warehouse by warehouse basis, rack space generally ranges from two to three feet depending upon the type of facility and the nature of the customer goods stored therein. The number of our pallet positions is reviewed and updated quarterly, taking into account changes in racking configurations and room utilization.

Average physical occupancy at our same stores was 77.2% for the nine months ended September 30, 2017, an increase of 140 basis points compared to 75.8% for the nine months ended September 30, 2016. This growth was primarily the result of an increase of 1.9% in average occupied pallets. The increase in our average occupied pallets primarily resulted from new business and incremental business with existing customers at our domestic and Australian operations, partially offset by a slight decline in the average occupied pallets in our New Zealand operations. Same store rent and storage revenues per occupied pallet increased 4.9%, period-over-period, primarily driven by rate increases and a greater proportion of occupancy by customers that paid higher average rates per pallet, coupled with the favorable foreign currency impact of a weaker U.S. dollar on the translation of revenues and expenses incurred by our operations outside the United States. On a constant currency basis, our same store rent and storage revenues per occupied pallet increased 4.7%, period-over-period.

Throughput pallets at our same stores were 20.3 million pallets for the nine months ended September 30, 2017, an increase of 2.9%, from 19.7 million pallets for the nine months ended September 30, 2016. This increase was primarily the result of new and incremental occupancy and throughput from our domestic and Australian customers. Same store warehouse services revenues per throughput pallet increased 5.3%, period-over-period primarily as a result of an increase in higher priced repackaging, blast freezing, and case-picking warehouse services, and the favorable net effect of foreign currency translation mentioned above. On a constant currency basis, our same store warehouse services revenues per throughput pallet increased 4.7%, period-over-period.

Third-Party Managed Segment

The following table presents the operating results of our third-party managed segment for the nine months ended September 30, 2017 and 2016.

	Nine months ended September 30,			Change
(dollars in thousands)	2017 actual	2017 constant currency (1)	2016 actual	Actual	Constant currency
Number of managed sites	12	—	12	—	—
Third-party managed revenues	$178,561	$178,333	$188,021	(5.0)%	(5.2)%
Third-party managed cost of operations	168,879	168,610	177,681	(5.0)%	(5.1)%

Third-party managed segment contribution (NOI)	$9,682	$9,723	$10,340	(6.4)%	(6.0)%

Third-party managed margin	5.4%	5.5%	5.5%	-10 bps	— bps

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis is the effect of changes in foreign currency exchange rates relative to the comparable prior period.

Third-party managed revenues were $178.6 million for the nine months ended September 30, 2017, a decrease of $9.5 million, or 5.0%, compared to $188.0 million for the nine months ended September 30, 2016. On a constant currency basis, third-party managed revenues were $178.3 million for the nine months ended September 30, 2017, a decrease of $9.7 million, or 5.2%, period-over-period. These declines were attributable to lower business volume from our largest third-party managed customer, which led to a decline in incentive fees period-over-period.

Third-party managed cost of operations was $168.9 million for the nine months ended September 30, 2017, a decrease of $8.8 million, or 5.0%, compared to $177.7 million for the nine months ended September 30, 2016. On a constant currency basis, third-party managed cost of operations was $168.6 million for the nine months ended September 30, 2017, a decrease of $9.1 million, or 5.1%, period-over-period.

Third-party managed segment contribution (NOI) was $9.7 million for the nine months ended September 30, 2017, a decrease of $0.7 million, or 6.4%, compared to $10.3 million for the nine months ended September 30, 2016. On a constant currency basis, third-party managed segment contribution (NOI) was $9.7 million for the nine months ended September 30, 2017, a decrease of $0.6 million, or 6.0%, period-over-period.

Transportation Segment

The following table presents the operating results of our transportation segment for the nine months ended September 30, 2017 and 2016.

	Nine months ended September 30,			Change
(dollars in thousands)	2017 actual	2017 constant currency (1)	2016 actual	Actual	Constant currency
Transportation revenues	$107,665	$106,847	$110,035	(2.2)%	(2.9)%

Brokered transportation	77,091	76,719	76,667	0.6%	0.1%
Other cost of operations	20,841	20,396	22,805	(8.6)%	(10.6)%

Total transportation cost of operations	97,932	97,115	99,472	(1.5)%	(2.4)%

Transportation segment contribution (NOI)	$9,733	$9,732	$10,563	(7.9)%	(7.9)%

Transportation margin	9.0%	9.1%	9.6%	-60 bps	-50 bps

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis is the effect of changes in foreign currency exchange rates relative to the comparable prior period.

Our transportation segment continued its strategic shift to focus on more profitable warehouse services and consolidation solutions by exiting certain commoditized, non-scalable, or low margin services we have historically offered to our customers. Transportation revenues were $107.7 million for the nine months ended September 30, 2017, a decrease of $2.4 million, or 2.2%, compared to $110.0 million for the nine months ended September 30, 2016. On a constant currency basis, transportation revenues were $106.8 million for the nine months ended September 30, 2017, a decrease of $3.2 million, or 2.9%, period-over-period. The strategic shift in our transportation segment resulted in higher revenue of $1.7 million on higher rates and more profitable transportation services in our domestic operations. Transportation services from our international operations led to a revenue decline of $4.0 million primarily as a result of lower volume from an Australian customer.

Transportation cost of operations was $97.9 million for the nine months ended September 30, 2017, a decrease of $1.5 million, or 1.5%, compared to $99.5 million for the nine months ended September 30, 2016. On a constant currency basis, transportation cost of operations was $97.1 million for the nine months ended September 30, 2017, a decrease of $2.4 million, or 2.4%, period-over-period. This decrease was primarily due to lower brokered transportation costs as a result of lower revenues related to the strategic shift referenced above, lower volume in our Australian operations, as well as better efficiency from domestic consolidation programs.

Transportation segment contribution (NOI) was $9.7 million for the nine months ended September 30, 2017, a decrease of $0.4 million, or 7.9%, compared to $10.6 million for the nine months ended September 30, 2016. Transportation segment margin decreased 60 basis points period-over-period to 9.0% from 9.6%. Despite increased margins and greater efficiencies in our domestic transportation operations, the overall decrease in margins resulted from slightly lower margins in our international transportation business. On a constant currency basis, transportation segment contribution (NOI) was $9.7 million for the nine months ended September 30, 2017, a decrease of $0.9 million, or 7.9%, period-over-period.

Quarry Revenues and Cost of Operations

The following table presents the operating results of our quarry segment for the nine months ended September 30, 2017 and 2016.

	Nine months ended September 30,		Change
(dollars in thousands)	2017	2016
Quarry revenues	$7,577	$7,508	0.9%
Quarry recurring cost of operations	5,545	5,584	(0.7)%
Impairment of limestone inventory	2,108	—	N/M

Quarry segment contribution (NOI)	$(76)	$1,924	(104.0)%

Quarry margin	(1.0)%	25.6%	N/M

N/M:	not meaningful

Quarry revenues were $7.6 million for the nine months ended September 30, 2017, which were consistent with revenues for the nine months ended September 30, 2016.

Quarry cost of operations was $7.7 million for the nine months ended September 30, 2017, an increase of $2.1 million, or 37.1%, compared to $5.6 million for the nine months ended September 30, 2016. This increase was primarily due to an impairment charge of $2.1 million we recognized in the second quarter of 2017 to write-down certain limestone inventory held at our quarry operations, which we determined to be not of saleable quality.

Quarry segment reported a loss (NOL) of $0.1 million for the nine months ended September 30, 2017, as compared to a contribution (NOI) of $1.9 million for the nine months ended September 30, 2016, largely driven by the write-down of inventory described above.

Other Consolidated Operating Expenses

Depreciation, depletion and amortization. Depreciation, depletion and amortization expense was $87.2 million for the nine months ended September 30, 2017, a decrease of $1.6 million, or 1.8%, compared to $88.8 million for the nine months ended September 30, 2016. This decrease was primarily associated with the exit of certain warehouses toward the end of 2016, and the disposal of machinery and equipment no longer in use.

Impairment of long-lived assets. During the nine months ended September 30, 2017, we recognized an impairment charge totalling $8.1 million related to three owned warehouse facilities located in the United States in anticipation of a potential future sale of the assets. The estimated fair value of each warehouse facility was determined based on letters of intent executed with prospective buyers in August 2017. We also recorded an impairment charge of $0.3 million on a warehouse facility sold in the third quarter of 2017.

During the nine months ended September 30, 2017, we also wrote off the remaining leasehold improvement asset of $0.4 million associated with a warehouse facility in the United States, as we did not plan to renew the lease agreement when it expires in 2018.

Multiemployer pension plan withdrawal expense. During the third quarter of 2017, we recorded a one-time charge of $9.2 million representing the present value of a liability associated with our withdrawal obligation under the New England Fund for hourly, unionized associates at four of our domestic warehouse facilities.

The New England Fund is grossly underfunded in accordance with Employee Retirement Income Security Act of 1974, or ERISA, funding standards and, therefore, the terms of ERISA required the development of a rehabilitation plan, creating a new fund that minimizes the pension withdrawal liability. As a result, current employers participating in the New England Fund were given the opportunity to exit the New England Fund and convert to a new fund. We are obligated to repay our portion of the unfunded liability in respect thereof, estimated at $13.7 million, in equal monthly installments of approximately $38,000 over 30 years, interest free. Under the relevant U.S. GAAP standard, a participating employer withdrawing from a multiemployer pension plan should account for a loss contingency equal to the present value of the withdrawal liability, and amortize the difference between such present value and the estimated unfunded liability through interest expense over the repayment period.

Selling, general and administrative. Corporate-level selling, general and administrative expenses were $77.8 million for the nine months ended September 30, 2017, an increase of $5.6 million, or 7.8%, compared to $72.2 million for the nine months ended September 30, 2016. Included in these amounts are business development expenses attributable to our customer onboarding, engineering and consulting services to support our customers in the cold chain. Business development expenses represented approximately 14% to 16% of corporate-level selling, general and administrative expenses for all periods presented. We believe these costs are comparable to leasing costs for other publicly traded REITs. The increase in corporate-level selling, general and administrative expenses was primarily due to higher professional fees, and higher bonus and incentive expense, resulting from improved operational results. In addition, in the third quarter of 2017, we recorded a $2.1 million expense to repair a leased warehouse facility to restore the site to its original condition prior to the lease, which expired during the quarter. For the nine months ended September 30, 2017 and 2016, corporate-level selling, general and administrative expenses were 6.8% and 6.6%, respectively, of our total revenues. Our corporate-level selling, general and administrative expenses do not include $     million of amortization expense related to one-time equity awards under the 2017 Plan issued in connection with this offering.

Other Income and Expense

The following table presents other items of income and expense for the nine months ended September 30, 2017 and 2016.

	Nine months ended September 30,		Change
(dollars in thousands)	2017	2016
Other (expense) income:
Interest expense	$(85,233)	$(90,278)	(5.6)%
Interest income	785	531	47.8%
Loss on debt extinguishment and modification	(986)	(1,437)	(31.4)%
Foreign currency exchange loss	(3,870)	(2,466)	59.6%
Other income—net	1,155	831	39.0%

Interest expense. Interest expense was $85.2 million for the nine months ended September 30, 2017, a decrease of $5.0 million, or 5.6%, compared to $90.3 million for the nine months ended September 30, 2016. This favorable change was primarily attributable to the refinancing of the term loan under our Existing Senior Secured Term Loan B Facility in July 2016, which allowed us to lower the coupon rate from one-month LIBOR plus 5.50% to one-month LIBOR plus 4.75% per year on the $325.0 million tranche that was outstanding during the nine months ended September 30, 2017. As part of the same refinancing in 2016, we secured incremental borrowings of $385.0 million at the new rate of one-month LIBOR plus 4.75%. Contributing to the decline in interest expense period-over-period was the further reduction of the coupon rate to one-month LIBOR plus 3.75% from one-month LIBOR plus 4.75% in January 2017 on the $704.8 million then outstanding under our Existing Senior Secured Term Loan B Facility, after principal amortization.

Interest income. Interest income of $0.8 million for the nine months ended September 30, 2017 was 47.8% higher compared to the nine months ended September 30, 2016. This period-over-period change was primarily driven by the collection of interest earned on delinquent billings. Historically, we have earned interest income primarily from term deposits held by our foreign subsidiaries. Starting in the second half of 2016, we began charging interest on delinquent billings net of a bad debt provision equal to the amount of interest earned for such delinquent customers.

Loss on debt extinguishment and modification. In January 2017, we amended the terms of the term loan under our Existing Senior Secured Term Loan B Facility to reduce the annual interest rate from one-month LIBOR plus 4.75% to one-month LIBOR plus 3.75%. In addition, in May 2017 we secured incremental borrowings of $110.0 million under the term loan under our Existing Senior Secured Term Loan B Facility, for an aggregate principal balance of $809.0 million outstanding as of September 30, 2017, after principal amortization. As a result of these two financing transactions, we recognized a $1.0 million loss related to the write-off of unamortized debt issuance costs and debt modification costs that could not be capitalized.

Foreign currency exchange loss. We reported a foreign currency exchange loss of $3.9 million for the nine months ended September 30, 2017 compared to $2.5 million for the nine months ended September 30, 2016. The monthly re-measurement of an intercompany loan denominated in Australian dollars, issued from our Australian subsidiary to one of our U.S. corporate subsidiaries, resulted in a larger foreign currency exchange loss in the nine months ended September 30, 2017, as the U.S. dollar weakened against the Australian dollar compared to the nine months ended September 30, 2016.

Other income—net. Other income – net, which represents income outside our operating segments, was $1.2 million for the nine months ended September 30, 2017, an increase of $0.3 million, or 39.0%, compared to $0.8 million for the nine months ended September 30, 2016. This increase was primarily attributable to higher losses on fixed assets disposal we recognized during the nine months ended September 30, 2016.

Loss from Partially-Owned Entities

Loss from partially-owned entities was $1.3 million for the nine months ended September 30, 2017, an increase of $0.2 million, or 21.4%, compared to a loss of $1.1 million for the nine months ended September 30, 2016. The change was primarily attributable to a $1.4 million charge the China JV recorded to write-off a loan receivable from one of its bankrupt customers.

Impairment of Partially Owned Entities

During the nine months ended September 30, 2017, we recognized an impairment charge totalling $6.5 million related to our investment in the China JV accounted for under the equity method as we determined that the recorded investment was no longer recoverable from the projected future cash flows expected to be received from the China JV. The estimated fair value of this investment was determined based on an assessment of the proceeds expected to be received from the potential sale of our investment interests to the joint venture partner based on current negotiations expected to close in the fourth quarter of 2017.

Income Tax Expense

Income tax expense for the nine months ended September 30, 2017 was $3.4 million, an increase of $0.1 million, or 2.3%, compared to $3.3 million for the nine months ended September 30, 2016. This change was primarily driven by higher taxable income from our domestic taxable REIT subsidiaries compared to the nine months ended September 30, 2016.

Comparison of Results for the Years Ended December 31, 2016 and 2015

Warehouse Segment

The following table presents the operating results of our warehouse segment for the years ended December 31, 2016 and 2015.

	Year ended December 31,			Change
(dollars in thousands)	2016 actual	2016 constant currency (1)	2015 actual	Actual	Constant currency
Rent and storage	$476,800	$482,878	$469,190	1.6%	2.9%
Warehouse services	604,067	607,458	587,934	2.7%	3.3%

Total warehouse segment revenues	1,080,867	1,090,336	1,057,124	2.2%	3.1%

Power	71,999	72,747	73,587	(2.2)%	(1.1)%
Other facilities costs (2)	102,032	103,101	101,828	0.2%	1.3%
Labor	484,822	490,074	468,389	3.5%	4.6%
Other services costs (3)	107,969	108,099	105,571	2.3%	2.4%

Total warehouse segment cost of operations	$766,822	$774,021	$749,375	2.3%	3.3%

Warehouse segment contribution (NOI)	$314,045	$316,315	$307,749	2.0%	2.8%

Warehouse rent and storage contribution (NOI) (4)	$302,769	$307,030	$293,775	3.1%	4.5%
Warehouse services contribution (NOI) (5)	$11,276	$9,285	$13,974	(19.3)%	(33.6)%
Total warehouse segment margin	29.1%	29.0%	29.1%	0 bps	-10 bps
Rent and storage margin (6)	63.5%	63.6%	62.6%	90 bps	100 bps
Warehouse services margin (7)	1.9%	1.5%	2.4%	-50 bps	-90 bps

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis are the effect of changes in foreign currency exchange rates relative to the comparable prior period.
(2)	Includes real estate rent expense of $21.9 million and $25.5 million for the year ended December 31, 2016 and 2015, respectively.
(3)	Includes non-real estate rent expense of $18.5 million and $18.4 million for the year ended December 31, 2016 and 2015, respectively.
(4)	Calculated as rent and storage revenues less power and other facilities costs.
(5)	Calculated as warehouse services revenues less labor and other services costs.
(6)	Calculated as warehouse rent and storage contribution (NOI) divided by rent and storage revenues.
(7)	Calculated as warehouse services contribution (NOI) divided by warehouse services revenues.

Warehouse segment revenues were $1.08 billion for the year ended December 31, 2016, an increase of $23.7 million, or 2.2%, compared to $1.06 billion for the year ended December 31, 2015. On a constant currency basis, our warehouse segment revenues were $1.09 billion for the year ended December 31, 2016, an increase of $33.2 million, or 3.1%, year-over-year. This favorable change was mainly driven by incremental occupancy and throughput from our customers in Australia and New Zealand, coupled with favorable storage and handling rate adjustments and a 1.2% growth in total throughput in our domestic warehouse business. The unfavorable impact of foreign currency translation on revenues generated by our operations outside the United States totaled $9.5 million, which was driven by the continued strengthening of the U.S. dollar.

Warehouse segment cost of operations was $766.8 million for the year ended December 31, 2016, an increase of $17.4 million, or 2.3%, compared to $749.4 million for the year ended December 31, 2015. On a constant currency basis, our warehouse segment cost of operations was $774.0 million for the year ended

December 31, 2016, an increase of $24.6 million, or 3.3%, compared to $749.4 million for the year ended December 31, 2015. This increase was driven primarily by rising labor costs, which increased 3.5% on an actual basis partially driven by higher throughput and an increased amount of more labor-intensive warehouse services relative to the comparable prior period. Cost of operations was also impacted by strategic efforts to exit certain leased facilities and transition customers within our warehouse portfolio. These increased costs were partially offset by lower power costs, which decreased 2.2%, on an actual basis.

Warehouse segment contribution (NOI) was $314.0 million for the year ended December 31, 2016, an increase of $6.3 million, or 2.0%, compared to $307.7 million for the year ended December 31, 2015. On a constant currency basis, warehouse segment contribution (NOI) was $316.3 million for the year ended December 31, 2016, an increase of $8.6 million, or 2.8%, year-over-year.

Refer to the same store discussion below for further details.

Same Store Analysis

We had 139 same stores for the years ended December 31, 2016 and 2015, a decrease from 141 same stores for the years ended December 31, 2015 and 2014. This decline related to the disposal of one warehouse, our exit from two leased warehouses and the acquisition of one warehouse in 2016.

The following table presents revenues, cost of operations, contribution (NOI) and margins for our same stores and non-same stores with a reconciliation to the total financial metrics of our warehouse segment for the years ended December 31, 2016 and 2015.

	Year ended December 31,			Change
(dollars in thousands)	2016 actual	2016 constant currency (1)	2015 actual	Actual	Constant currency
Same store revenues:
Rent and storage	$461,873	$467,952	$449,388	2.8%	4.1%
Warehouse services	577,948	581,338	558,502	3.5%	4.1%

Total same store revenues	1,039,821	1,049,290	1,007,890	3.2%	4.1%

Same store cost of operations:
Power	69,480	70,227	70,518	(1.5)%	(0.4)%
Other facilities costs	94,357	95,427	90,063	4.8%	6.0%
Labor	463,463	468,715	444,071	4.4%	5.5%
Other services costs	103,172	103,302	100,322	2.8%	3.0%

Total same store cost of operations	$730,472	$737,671	$704,974	3.6%	4.6%

Same store contribution (NOI)	$309,349	$311,619	$302,916	2.1%	2.9%
Same store rent and storage contribution (NOI) (2)	$298,036	$302,298	$288,807	3.2%	4.7%
Same store warehouse services contribution (NOI) (3)	$11,313	$9,321	$14,109	(19.8)%	(33.9)%
Total same store margin	29.8%	29.7%	30.1%	-30 bps	-40 bps
Same store rent and storage margin (4)	64.5%	64.6%	64.3%	20 bps	30 bps
Same store warehouse services margin (5)	2.0%	1.6%	2.5%	-50 bps	-90 bps

Non-same store revenues:
Rent and storage	$14,928	$14,928	$19,802	(24.6)%	(24.6)%
Warehouse services	26,118	26,118	29,432	(11.3)%	(11.3)%

Total non-same store revenues	41,046	41,046	49,234	(16.6)%	(16.6)%

Non-same store cost of operations:
Power	2,519	2,519	3,070	(17.9)%	(17.9)%
Other facilities costs	7,675	7,675	11,766	(34.8)%	(34.8)%
Labor	21,359	21,359	24,317	(12.2)%	(12.2)%
Other services costs	4,797	4,797	5,248	(8.6)%	(8.6)%

Total non-same store cost of operations	$36,350	$36,350	$44,401	(18.1)%	(18.1)%

Non-same store contribution (NOI)	$4,696	$4,696	$4,833	(2.8)%	(2.8)%
Non-same store rent and storage contribution (NOI) (2)	$4,734	$4,734	$4,966	(4.7)%	(4.7)%
Non-same store warehouse services contribution (NOI) (3)	$(38)	$(38)	$(133)	(71.4)%	(71.4)%

Total warehouse segment revenues	$1,080,867	$1,090,336	$1,057,124	2.2%	3.1%
Total warehouse cost of operations	$766,822	$774,021	$749,375	2.3%	3.3%
Total warehouse segment contribution (NOI)	$314,045	$316,315	$307,749	2.0%	2.8%

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis is the effect of changes in foreign currency exchange rates relative to the comparable prior period.
(2)	Calculated as rent and storage revenues less power and other facilities costs.
(3)	Calculated as warehouse services revenues less labor and other services costs.
(4)	Calculated as same store rent and storage contribution (NOI) divided by same store rent and storage revenues.
(5)	Calculated as same store warehouse services contribution (NOI) divided by same store warehouse services revenues.

The following table provides certain operating metrics to explain the drivers of our same store performance.

	Year ended December 31,		Change
	2016	2015
Same store rent and storage:
Occupancy (1)
Average occupied pallets	2,408,822	2,401,370	0.3%
Average physical pallet positions	3,111,974	3,148,770	(1.2)%
Occupancy percentage	77.4%	76.3%	110 bps
Same store rent and storage revenues per occupied pallet	$191.74	$187.14	2.5%
Constant currency same store rent and storage revenues per occupied pallet	$194.27	$187.14	3.8%

Same store warehouse services:
Throughput pallets	26,031,003	25,104,714	3.7%
Same store warehouse services revenues per throughput pallet	$22.20	$22.25	(0.2)%
Constant currency same store warehouse services revenues per throughput pallet	$22.33	$22.25	0.4%

Non-same store rent and storage:
Occupancy
Average occupied pallets	46,369	46,590	(0.5)%
Average physical pallet positions	76,647	79,399	(3.5)%
Occupancy percentage	60.5%	58.7%	180 bps

Non-same store warehouse services:
Throughput pallets	968,508	690,578	40.2%

(1)	We define average physical occupancy as the average number of occupied pallets divided by the estimated number of average physical pallet positions in our warehouses for the applicable period. We estimate the number of physical pallet positions by taking into account actual racked space and by estimating unracked space on an as-if racked basis. We base this estimate on a formula utilizing the total cubic feet of each room within the warehouse that is unracked divided by the volume of an assumed rack space that is consistent with the characteristics of the relevant warehouse. On a warehouse by warehouse basis, rack space generally ranges from two to three feet depending upon the type of facility and the nature of the customer goods stored therein. The number of our pallet positions is reviewed and updated quarterly, taking into account changes in racking configurations and room utilization.

Average physical occupancy at our same stores was 77.4% for the year ended December 31, 2016, an increase of 110 basis points compared to 76.3% for the year ended December 31, 2015. This growth was primarily the result of an increase of 0.3% in average occupied pallets and a 1.2% decrease in average physical pallet positions. The increase in our average occupied pallets primarily resulted from new business at our Australian and New Zealand operations, partially offset by a slight decline in the average occupied pallets in our domestic operations. Same store rent and storage revenues per occupied pallet increased 2.5% year-over-year, primarily driven by rate increases and a greater proportion of occupancy by customers that paid higher average rates per pallet, partially offset by the unfavorable foreign currency impact of a stronger U.S. dollar on the translation of revenues and expenses incurred by our operations outside the United States. On a constant currency basis, our same store rent and storage revenues per occupied pallet increased 3.8% year-over-year.

Throughput pallets at our same stores were 26.0 million pallets for the year ended December 31, 2016, an increase of 3.7% from 25.1 million pallets for the year ended December 31, 2015. This increase was the result of new and incremental occupancy and throughput in Australia, additional throughput pallets from new domestic customers, and net higher throughput from existing domestic customers. Same store warehouse services revenues per throughput pallet decreased 0.2% year-over-year primarily as a result of a decline in higher priced repackaging, blast freezing, and case-picking warehouse services, and the unfavorable net effect of foreign currency translation mentioned above. On a constant currency basis, our same store warehouse services revenues per throughput pallet increased 0.4% year-over-year.

Third-Party Managed Segment

The following table presents the operating results of our third-party managed segment for the years ended December 31, 2016 and 2015.

	Year ended December 31,			Change
(dollars in thousands)	2016 actual	2016 constant currency (1)	2015 actual	Actual	Constant currency
Number of managed sites	12		12
Third-party managed revenues	$252,411	$253,043	$233,564	8.1%	8.3%
Third-party managed cost of operations	237,597	238,179	220,983	7.5%	7.8%

Third-party managed segment contribution (NOI)	$14,814	$14,864	$12,581	17.7%	18.1%

Third-party managed margin	5.9%	5.9%	5.4%	50 bps	50 bps

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis is the effect of changes in foreign currency exchange rates relative to the comparable prior period.

Third-party managed revenues were $252.4 million for the year ended December 31, 2016, an increase of $18.8 million, or 8.1%, compared to $233.6 million for the year ended December 31, 2015. On a constant currency basis, third-party managed revenues were $253.0 million for the year ended December 31, 2016, an increase of $19.5 million, or 8.3%, year-over-year. These increases were due to higher reimbursable operating expenses related to higher throughput at sites managed for our existing customers.

Third-party managed cost of operations was $237.6 million for the year ended December 31, 2016, an increase of $16.6 million, or 7.5%, compared to $221.0 million for the year ended December 31, 2015. On a constant currency basis, third-party managed cost of operations was $238.2 million for the year ended December 31, 2016, an increase of $17.2 million, or 7.8%, year-over-year. These increases were primarily due to higher reimbursable operating expenses related to higher throughput at sites managed for our existing customers.

Third-party managed segment contribution (NOI) was $14.8 million for the year ended December 31, 2016, an increase of $2.2 million, or 17.7%, compared to $12.6 million for the year ended December 31, 2015. On a constant currency basis, third-party managed segment contribution (NOI) was $14.9 million for the year ended December 31, 2016, an increase of $2.3 million, or 18.1%, year-over-year.

Transportation Segment

The following table presents the operating results of our transportation segment for the years ended December 31, 2016 and 2015.

	Year ended December 31,			Change
(dollars in thousands)	2016 actual	2016 constant currency (1)	2015 actual	Actual	Constant currency
Transportation revenues	$147,004	$151,863	$180,892	(18.7)%	(16.0)%

Brokered transportation	102,897	106,244	134,255	(23.4)%	(20.9)%
Other cost of operations	29,689	30,090	32,332	(8.2)%	(6.9)%
Total transportation cost of operations	132,586	136,334	166,587	(20.4)%	(18.2)%

Transportation segment contribution (NOI)	$14,418	$15,529	$14,305	0.8%	8.6%

Transportation margin	9.8%	10.2%	7.9%	190 bps	230 bps

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis is the effect of changes in foreign currency exchange rates relative to the comparable prior period.

Our transportation segment continued its strategic shift to focus on more profitable warehouse services and consolidation solutions by exiting certain commoditized, non-scalable, or low margin services we have historically offered to our customers. Transportation revenues were $147.0 million for the year ended December 31, 2016, a decrease of $33.9 million, or 18.7%, compared to $180.9 million for the year ended December 31, 2015. On a constant currency basis, transportation revenues were $151.9 million for the year ended December 31, 2016, a decrease of $29.0 million, or 16.0%, year-over-year. The strategic shift in our transportation segment and lower business throughput from our domestic customers contributed $37.0 million of the decrease, offset by $3.1 million higher revenues from our largest customer in Australia.

Transportation cost of operations was $132.6 million for the year ended December 31, 2016, a decrease of $34.0 million, or 20.4%, compared to $166.6 million for the year ended December 31, 2015. On a constant currency basis, transportation cost of operations was $136.3 million for the year ended December 31, 2016, a decrease of $30.3 million, or 18.2%, year-over-year. These decreases were primarily due to lower brokered transportation costs as a result of lower revenues related to the strategic shift referenced above.

Transportation segment contribution (NOI) was $14.4 million for the year ended December 31, 2016, an increase of $0.1 million, or 0.8%, compared to $14.3 million for the year ended December 31, 2015. Transportation segment margin increased 190 basis points year-over-year, to 9.8% from 7.9%, as the business shifted towards more profitable services. On a constant currency basis, transportation segment contribution (NOI) was $15.5 million for the year ended December 31, 2016, an increase of $1.2 million, or 8.6%, year-over-year.

Quarry Revenues and Cost of Operations

The following table presents the operating results of our quarry segment for the years ended December 31, 2016 and 2015.

	Year ended December 31,		Change
(dollars in thousands)	2016	2015
Quarry revenues	$9,717	$9,805	(0.9)%
Quarry cost of operations	7,349	7,420	(1.0)%

Quarry segment contribution (NOI)	$2,368	$2,385	(0.7)%

Quarry margin	24.4%	24.3%	10 bps

Quarry revenues were $9.7 million for the year ended December 31, 2016, a decrease of $0.1 million, or 0.9%, compared to $9.8 million for the year ended December 31, 2015. This decrease was primarily due to a slowdown in construction projects from traditional customers and minor price decreases as a result of lower market prices driven by competition.

Quarry cost of operations was $7.3 million for the year ended December 31, 2016, a decrease of $0.1 million, or 1.0%, compared to $7.4 million for the year ended December 31, 2015. This decrease was primarily due to lower fuel costs resulting from lower oil prices.

Quarry segment contribution (NOI) was $2.4 million for the year ended December 31, 2016, virtually flat compared to the year ended December 31, 2015.

Other Consolidated Operating Expenses

Depreciation, depletion and amortization. Depreciation, depletion and amortization expense was $118.6 million for the year ended December 31, 2016, a decrease of $7.1 million, or 5.7%, compared to $125.7 million for the year ended December 31, 2015. This decrease was primarily due to the disposal and write-off of certain machinery and equipment that were no longer utilized.

Impairment of intangible assets and long-lived assets. For the years ended December 31, 2016 and 2015, we recorded impairment charges of $9.8 million and $5.7 million, respectively, as a result of the planned disposal of certain facilities, and other idle facilities, with a net book value in excess of their estimated fair value based on third-party appraisals or purchase offers. These impaired assets related to the warehouse segment. During 2015, we also recorded an impairment charge of $3.7 million on one of our below-market leasehold interests associated with a lease that we did not intend to renew as we removed excess capacity from our warehouse portfolio.

Selling, general and administrative. Corporate-level selling, general and administrative expenses were $100.2 million for the year ended December 31, 2016, an increase of $9.0 million, or 9.9%, compared to $91.2 million for the year ended December 31, 2015. Included in these amounts are business development expenses attributable to our customer onboarding, engineering and consulting services to support our customers in the cold chain. Business development expenses represented approximately 14% to 16% of corporate-level selling, general and administrative expenses for all periods presented. We believe these costs are comparable to leasing costs for other publicly traded REITs. This increase was primarily due to investments in our engineering services function and higher professional fees. For the year ended December 31, 2016, corporate-level selling, general and administrative expenses were 6.7% of our total revenues, an increase of 0.5% from 6.2% of total revenues for the year ended December 31, 2015.

Other Income and Expense

The following table presents other items of income and expense for the years ended December 31, 2016 and 2015.

	Year ended December 31,		Change
(dollars in thousands)	2016	2015
Other (expense) income:
Interest expense	$(119,552)	$(116,710)	2.4%
Interest income	708	724	(2.2)%
Loss on debt extinguishment and modification	(1,437)	(503)	N/M
Foreign currency exchange gain (loss)	464	(3,470)	(113.4)%
Other income—net	2,142	1,892	13.2%

Interest expense. Interest expense was $119.6 million for the year ended December 31, 2016, an increase of $2.8 million, or 2.4%, compared to $116.7 million for the year ended December 31, 2015. This increase was primarily attributable to an increase in our weighted average debt outstanding for the year ended December 31, 2016 compared to the year ended December 31, 2015, and an increase in our weighted average effective interest rate. Effective interest rates included the amortization of the deferred financing costs and original issuance debt discounts.

In June 2015, our Australian and New Zealand subsidiaries entered into new mortgage notes in an aggregate principal amount of $187.4 million with a weighted average effective interest rate of 5.39% as of December 31, 2016 and 2015. In addition, on December 1, 2015, we refinanced $350.0 million of the 2006 Mortgage Loans and a construction loan of $14.2 million with a weighted average effective interest rate of 6.00% and 5.00%, respectively, as of the date of the refinancing thereof, through the issuance of a new $325.0 million term loan under our Existing Senior Secured Term Loan B Facility with an average annual effective interest rate of 6.35% as of December 31, 2015.

In July 2016, we amended the terms of the term loan under our Existing Senior Secured Term Loan B Facility incurred on December 1, 2015 to secure incremental borrowings of $385.0 million principal amount, and used the net proceeds to repay the balance of our 2006 Mortgage Loans and to lower the credit spread on the initial tranche of the term loan. The $704.8 million aggregate principal amount of the amended term loan had an effective interest rate of 6.38% as of December 31, 2016.

Interest income. Interest income of $0.7 million for the year ended December 31, 2016 was 2.2% lower when compared to the same period in 2015. Historically, we have earned interest income primarily from term deposits held by our foreign subsidiaries. Starting in 2016, we began charging interest on delinquent billings net of a bad debt provision equal to the amount of interest earned for such delinquent customers. The year-over-year change was primarily driven by movements in foreign currency exchange rates.

Loss on debt extinguishment and modification. Loss on debt extinguishment and modification was $1.4 million for the year ended December 31, 2016, an increase of $0.9 million, compared to $0.5 million for the year ended December 31, 2015. In 2016, we used the net proceeds from the incremental borrowings of the term loan under our Existing Senior Secured Term Loan B Facility to repay the balance of our 2006 Mortgage Loans, and recognized a related $1.4 million loss on debt extinguishment and modification. In 2015, we recognized a $0.5 million loss on debt extinguishment and modification in connection with the termination of a revolving credit facility that was established in 2010, and the payoff of other tranches of mortgage notes and a construction loan. The loss in both periods consisted of a write-off of unamortized debt issuance costs, as well as loan fees and third-party costs related to the aforementioned debt.

Foreign currency exchange gain (loss). We reported a foreign currency exchange gain of $0.5 million for the year ended December 31, 2016 compared to a $3.5 million loss for the year ended December 31, 2015. The monthly re-measurement of an intercompany loan denominated in Australian dollars from our Australian subsidiary to one of our U.S. corporate subsidiaries resulted in a foreign currency exchange gain in 2016, as the U.S. dollar strengthened against the Australian dollar toward the end of 2016.

During the first half of 2015, one of our U.S. subsidiaries was the lender of another intercompany loan to our Australian subsidiary, which loan was denominated in Canadian dollars. With the U.S. dollar strengthening against the Canadian dollar for most of 2015, the re-measurement of this other intercompany loan led to a net loss on foreign currency exchange.

Other income—net. Other income—net, which represents income outside our operating segments, was $2.1 million for the year ended December 31, 2016, an increase of $0.3 million, or 13.2%, compared to $1.9 million for the year ended December 31, 2015. Other income—net in 2016 included proceeds of $3.1 million from the insurance claim related to a business disruption at our Dallas facility. These proceeds were partially offset by asset disposal losses totaling $1.0 million. Prior year other income—net consisted primarily of proceeds from company-owned life insurance policies.

Loss from Partially-Owned Entities

Loss from partially-owned entities was $0.1 million for the year ended December 31, 2016, a decrease of $3.4 million, or 96.4%, compared to a loss of $3.5 million for the year ended December 31, 2015. This decrease was primarily driven by the recognition during 2016 by the China JV of a gain of approximately $1.6 million from the sale of a parcel of land to one of its Chinese affiliates. In addition, the China JV performed better in 2016, as the average occupancy rate across its temperature-controlled warehouse network increased approximately 6% year-over-year.

Income Tax Expense

Income tax expense for the year ended December 31, 2016 was $5.9 million, a decrease of $3.8 million, or 39.0%, compared to $9.6 million for the year ended December 31, 2015. This change was primarily driven by lower taxable income from our domestic TRS entities and foreign subsidiaries, as compared to the year ended December 31, 2015.

Gain from Sale of Real Estate, Net of Tax

For the year ended December 31, 2016, we recognized a gain of $11.6 million primarily from the sale of three idle facilities, two parcels of lands that we no longer intend to develop, and one temperature-controlled storage facility that was no longer performing as expected.

Comparison of Results for the Years Ended December 31, 2015 and 2014

Warehouse Segment

The following table presents the operating results of our warehouse segment for the years ended December 31, 2015 and 2014.

	Year ended December 31,			Change
(dollars in thousands)	2015 actual	2015 constant currency (1)	2014 actual	Actual	Constant currency
Rent and storage	$469,190	$481,451	$462,141	1.5%	4.2%
Warehouse services	587,934	609,607	576,864	1.9%	5.7%

Total warehouse segment revenues	1,057,124	1,091,058	1,039,005	1.7%	5.0%

Power	73,587	74,739	74,969	(1.8)%	(0.3)%
Other facilities costs (2)	101,828	104,458	103,297	(1.4)%	1.1%
Labor	468,389	486,872	456,087	2.7%	6.7%
Other services costs (3)	105,571	108,674	110,395	(4.4)%	(1.6)%

Total warehouse segment cost of operations	$749,375	$774,743	$744,748	0.6%	4.0%

Warehouse segment contribution (NOI)	$307,749	$316,315	$294,257	4.6%	7.5%

Warehouse rent and storage contribution (NOI) (4)	$293,775	$302,254	$283,875	3.5%	6.5%
Warehouse services contribution (NOI) (5)	$13,974	$14,061	$10,382	34.6%	35.4%
Total warehouse segment margin	29.1%	29.0%	28.3%	80 bps	70 bps
Rent and storage margin (6)	62.6%	62.8%	61.4%	120 bps	140 bps
Warehouse services margin (7)	2.4%	2.3%	1.8%	60 bps	50 bps

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis are the effect of changes in foreign currency exchange rates relative to the comparable prior period.

(2)	Includes real estate rent expense of $25.5 million and $26.2 million for the year ended December 31, 2015 and 2014, respectively.
(3)	Includes non-real estate rent expense of $18.4 million and $22.8 million for the year ended December 31, 2015 and 2014, respectively.
(4)	Calculated as rent and storage revenues less power and other facilities costs.
(5)	Calculated as warehouse services revenues less labor and other services costs.
(6)	Calculated as warehouse rent and storage contribution (NOI) divided by rent and storage revenues.
(7)	Calculated as warehouse services contribution (NOI) divided by warehouse services revenues.

Warehouse segment revenues were $1.06 billion for the year ended December 31, 2015, an increase of $18.1 million, or 1.7%, compared to $1.04 billion for the year ended December 31, 2014. On a constant currency basis, our warehouse segment revenues were $1.09 billion for the year ended December 31, 2015, an increase of $52.1 million, or 5.0%, year-over-year. The increase in revenues was primarily driven by net new business (resulting in higher occupancy and throughput) and rate increases, $7.3 million from the full year impact of recent expansions and developments, partially offset by movements in foreign exchange rates and a reduction in revenues of approximately $4.0 million related to a business disruption at our Dallas facility.

Warehouse segment cost of operations was $749.4 million for the year ended December 31, 2015, an increase of $4.7 million, or 0.6%, compared to $744.7 million for the year ended December 31, 2014. On a constant currency basis, our warehouse segment cost of operations was $774.7 million for the year ended December 31, 2015, an increase of $30.0 million, or 4.0%, compared to $744.7 million for the year ended December 31, 2014. This increase was primarily due to a 2.7% year-over-year increase in labor costs resulting from more labor-intensive warehouse services revenues, such as case selection and product repackaging, new customer launch activity at several facilities, the full year impact of recent expansions and developments, and costs associated with a business disruption at our Dallas facility, partially offset by the effect of foreign currency exchange rates. This increase was partially offset by a 1.8% year-over-year decrease in power costs attributable to a number of energy efficiency projects we implemented since 2013, such as the purchase and installation of power efficient cooling equipment, particularly in the United States, and the effect of foreign currency exchange rates. Further, we experienced a 4.4% year-over-year decline in other costs resulting from a number of improvements in our safety programs, including safety training and safety awareness communications, which allowed us to reduce workers’ compensation costs domestically compared to 2014.

Warehouse segment contribution (NOI) was $307.8 million for the year ended December 31, 2015, an increase of $13.5 million, or 4.6%, compared to $294.3 million for the year ended December 31, 2014. On a constant currency basis, warehouse segment contribution (NOI) was $316.3 million for the year ended December 31, 2015, an increase of $22.1 million, or 7.5%, year-over-year.

Refer to the same store discussion below for further details.

Same Store Analysis

We had 141 same stores for the years ended December 31, 2015 and 2014, a decrease from 144 same stores for the years ended December 31, 2014 and 2013. This decline related to one idled site, the sale of two warehouses and the occurrence of a business disruption at our Dallas facility. These declines were offset by one warehouse which began normalized operations in 2014.

The following table presents revenues, cost of operations, contribution (NOI) and margins for our same stores and non-same stores with a reconciliation to the total financial metrics of our warehouse segment for the years ended December 31, 2015 and 2014.

	Year ended December 31,			Change
(dollars in thousands)	2015 actual	2015 constant currency (1)	2014 actual	Actual	Constant currency
Same store revenues:
Rent and storage	$456,590	$468,851	$449,480	1.6%	4.3%
Warehouse services	567,206	588,879	558,604	1.5%	5.4%

Total same store revenues	1,023,796	1,057,730	1,008,084	1.6%	4.9%
Same store cost of operations:
Power	71,663	72,815	72,458	(1.1)%	0.5%
Other facilities costs	97,080	99,709	98,772	(1.7)%	0.9%
Labor	451,251	469,734	439,294	2.7%	6.9%
Other services costs	101,762	104,866	104,912	(3.0)%	0.0%

Total same store cost of operations	$721,756	$747,124	$715,436	0.9%	4.4%

Same store contribution (NOI)	$302,040	$310,606	$292,648	3.2%	6.1%
Same store rent and storage contribution (NOI) (2)	$287,847	$296,327	$278,250	3.4%	6.5%
Same store warehouse services contribution (NOI) (3)	$14,193	$14,279	$14,398	(1.4)%	(0.8)%
Total same store margin	29.5%	29.4%	29.0%	50 bps	40 bps
Same store rent and storage margin (4)	63.0%	63.2%	61.9%	110 bps	130 bps
Same store warehouse services margin (5)	2.5%	2.4%	2.6%	(10) bps	(20) bps

Non-same store revenues:
Rent and storage	$12,600	$12,600	$12,661	(0.5)%	(0.5)%
Warehouse services	20,728	20,728	18,260	13.5%	13.5%

Total non-same store revenues	33,328	33,328	30,921	7.8%	7.8%
Non-same store cost of operations:
Power	1,925	1,925	2,513	(23.4)%	(23.4)%
Other facilities costs	4,748	4,748	4,525	4.9%	4.9%
Labor	17,138	17,138	16,793	2.1%	2.1%
Other services costs	3,808	3,808	5,481	(30.5)%	(30.5)%

Total non-same store cost of operations	$27,619	$27,619	$29,312	(5.8)%	(5.8)%

Non-same store contribution (NOI)	$5,709	$5,709	$1,609	254.8%	254.8%
Non-same store rent and storage contribution (NOI) (2)	$5,927	$5,927	$5,623	5.4%	5.4%
Non-same store warehouse services contribution (NOI) (3)	$(218)	$(218)	$(4,014)	(94.6)%	(94.6)%

Total warehouse segment revenues	$1,057,124	$1,091,058	$1,039,005	1.7%	5.0%
Total warehouse cost of operations	$749,375	$774,743	$744,748	0.6%	4.0%
Total warehouse segment contribution (NOI)	$307,749	$316,315	$294,257	4.6%	7.5%

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis is the effect of changes in foreign currency exchange rates relative to the comparable prior period.
(2)	Calculated as rent and storage revenues less power and other facilities costs.
(3)	Calculated as warehouse services revenues less labor and other services costs.
(4)	Calculated as same store rent and storage contribution (NOI) divided by same store rent and storage revenues.
(5)	Calculated as same store warehouse services contribution (NOI) divided by same store warehouse services revenues.

The following table provides certain operating metrics to explain the drivers of our same store performance.

	Year ended December 31,		Change
	2015	2014
Same store rent and storage:
Occupancy (1)
Average occupied pallets	2,441,387	2,425,429	0.7%
Average physical pallet positions	3,229,881	3,244,869	(0.5)%
Occupancy percentage	75.6%	74.7%	90 bps
Same store rent and storage revenues per occupied pallet	$187.02	$185.32	0.9%
Constant currency same store rent and storage revenues per occupied pallet	$192.04	$185.32	3.6%

Same store warehouse services:
Throughput pallets	25,486,126	25,273,119	0.8%
Same store warehouse services revenues per throughput pallet	$22.26	$22.10	0.7%
Constant currency same store warehouse services revenues per throughput pallet	$23.11	$22.10	4.6%

Non-same store rent and storage:
Occupancy
Average occupied pallets	46,590	38,866	19.9%
Average physical pallet positions	79,399	66,810	18.8%
Occupancy percentage	58.7%	58.2%	50 bps

Non-same store warehouse services:
Throughput pallets	690,578	575,492	20.0%

(1)	We define average physical occupancy as the average number of occupied pallets divided by the estimated number of average physical pallet positions in our warehouses for the applicable period. We estimate the number of physical pallet positions by taking into account actual racked space and by estimating unracked space on an as-if racked basis. We base this estimate on a formula utilizing the total cubic feet of each room within the warehouse that is unracked divided by the volume of an assumed rack space that is consistent with the characteristics of the relevant warehouse. On a warehouse by warehouse basis, rack space generally ranges from two to three feet depending upon the type of facility and the nature of the customer goods stored therein. The number of our pallet positions is reviewed and updated quarterly, taking into account changes in racking configurations and room utilization.

Average physical occupancy at our same stores was 75.6% for the year ended December 31, 2015, an increase of 90 basis points compared to 74.7% for the year ended December 31, 2014. This growth was primarily the result of a 0.7% increase in the average occupied pallets and a 0.5% decrease in average physical pallet positions. The increase in average occupied pallets primarily resulted from higher occupancy from new and existing customers, particularly driven by the recovery of the protein market from the effects of poultry and livestock disease. The decrease in average physical pallet positions primarily resulted from re-racking certain facilities to accommodate customers. Our same store rent and storage revenues per occupied pallet increased 0.9% year-over-year, primarily driven by annual storage rate increases and a greater proportion of occupancy by customers that paid higher average rates per pallet, but partially offset by movements in foreign exchange rates. On a constant currency basis, our same store rent and storage revenues per occupied pallet increased 5.4% year-over-year.

Throughput pallets at our same stores were 25.5 million pallets for the year ended December 31, 2015, an increase of 0.8% from 25.3 million pallets for the year ended December 31, 2014. This increase is the result of higher inbound pallets from customers that contributed to the increase in the average occupied pallets. Same store warehouse services revenues per throughput pallet increased 0.7% year-over-year primarily due to rate increases, the expansion of value-added services we offer to many of our retail and food processing customers such as product repackaging services, meat processing and packing services and case picking activities, partially offset by movement in foreign exchange rates. On a constant currency basis, our same store warehouse services revenues per throughput pallet increased 4.7% year-over-year.

Third-Party Managed Segment

The following table presents the operating results of our third-party managed segment for the years ended December 31, 2015 and 2014.

	Year ended December 31,			Change
(dollars in thousands)	2015 actual	2015 constant currency (1)	2014 actual	Actual	Constant currency
Number of managed sites	12		12
Third-party managed revenues	$233,564	$237,283	$217,428	7.4%	9.1%
Third-party managed cost of operations	220,983	224,166	207,075	6.7%	8.3%

Third-party managed segment contribution (NOI)	$12,581	$13,117	$10,353	21.5%	26.7%

Third-party managed margin	5.4%	5.5%	4.8%	60 bps	70 bps

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis is the effect of changes in foreign currency exchange rates relative to the comparable prior period.

Third-party managed revenues were $233.6 million for the year ended December 31, 2015, an increase of $16.1 million, or 7.4%, compared to $217.4 million for the year ended December 31, 2014. On a constant currency basis, third-party managed revenues were $237.3 million for the year ended December 31, 2015, an increase of $19.9 million, or 9.1%, year-over-year. These increases were primarily due to fees and reimbursable expenses associated with a new customer we obtained in Australia and higher reimbursable operating expenses related to higher throughput at sites managed for our existing customers.

Third-party managed cost of operations was $220.9 million for the year ended December 31, 2015, an increase of $13.9 million, or 6.7%, compared to $207.1 million for the year ended December 31, 2014. On a constant currency basis, third-party managed cost of operations was $224.2 million for the year ended December 31, 2015, an increase of $17.1 million, or 8.3%, year-over-year. These increases were primarily due to expenses associated with a new customer we obtained in Australia and higher reimbursable operating expenses driven by higher throughput at sites managed for our existing customers.

Third-party managed segment contribution (NOI) was $12.6 million for the year ended December 31, 2015, an increase of $2.2 million, or 21.5%, compared to $10.4 million for the year ended December 31, 2014. On a constant currency basis, third-party managed segment contribution (NOI) was $13.1 million for the year ended December 31, 2015, an increase of $2.8 million, or 26.7%, year-over-year.

Transportation Segment

The following table presents the operating results of our transportation segment for the years ended December 31, 2015 and 2014 (dollars in thousands).

	Year ended December 31,			Change
	2015 actual	2015 constant currency (1)	2014 actual	Actual	Constant currency
Transportation revenues	$180,892	$192,678	$243,274	(25.6)%	(20.8)%

Brokered transportation	134,255	140,847	188,941	(28.9)%	(25.5)%
Other cost of operations	32,332	36,163	38,478	(16.0)%	(6.0)%

Total transportation cost of operations	166,587	177,010	227,419	(26.8)%	(22.2)%

Transportation segment contribution (NOI)	$14,305	$15,668	$15,855	(9.8)%	(1.2)%

Transportation margin	7.9%	8.1%	6.5%	140 bps	160 bps

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis is the effect of changes in foreign currency exchange rates relative to the comparable prior period.

Our transportation segment continued its strategic shift to focus on more profitable warehouse services and consolidation solutions by exiting certain commoditized, non-scalable, or low margin services we have historically offered to our customers. Transportation revenues were $180.9 million for the year ended December 31, 2015, a decrease of $62.4 million, or 25.6%, compared to $243.3 million for the year ended December 31, 2014. On a constant currency basis, transportation revenues were $192.7 million for the year ended December 31, 2015, a decrease of $50.1 million, or 20.8%, year-over-year. These decreases were primarily due to a $50.3 million decline in revenues from lost or lower business throughput associated with our exit of certain commoditized, non-scalable or low margin services.

Transportation cost of operations was $166.6 million for the year ended December 31, 2015, a decrease of $60.8 million, or 26.8%, compared to $227.4 million for the year ended December 31, 2014. On a constant currency basis, transportation cost of operations was $177.0 million for the year ended December 31, 2015, a decrease of $50.5 million, or 22.2%, year-over-year. These decreases were primarily due to lower brokered transportation service costs as a result of lower revenues related to the strategic shift referred to above.

Transportation segment contribution (NOI) was $14.3 million for the year ended December 31, 2015, a decrease of $1.5 million, or 9.8%, compared to $15.9 million for the year ended December 31, 2014. Transportation segment margin increased 140 basis points year-over-year, to 7.9% from 6.5%, as the business shifted towards more profitable services. On a constant currency basis, transportation segment contribution (NOI) was $15.7 million for the year ended December 31, 2015, a decrease of $0.2 million, or 1.2%, year-over-year.

Quarry Revenues and Cost of Operations

The following table presents the operating results of our quarry segment for the years ended December 31, 2015 and 2014 (dollars in thousands).

	Year ended December 31,		Change
	2015	2014
Quarry revenues	$9,805	$9,891	(0.9)%
Quarry cost of operations	7,420	7,837	(5.3)%

Quarry segment contribution (NOI)	$2,385	$2,054	16.1%

Quarry margin	24.3%	20.8%	350 bps

Quarry revenues were $9.8 million for the year ended December 31, 2015, a decrease of $0.1 million, or 0.9%, compared to $9.9 million for the year ended December 31, 2014. This decrease was primarily due to some customer attrition, offset partially by higher pricing in certain product categories.

Quarry cost of operations was $7.4 million for the year ended December 31, 2015, a decrease of $0.4 million, or 5.3%, compared to $7.8 million for the year ended December 31, 2014. This change was primarily associated with lower production levels and lower fuel costs.

Quarry segment contribution (NOI) was $2.4 million for the year ended December 31, 2015, an increase of $0.3 million, or 16.1%, compared to $2.1 million for the year ended December 31, 2014.

Other Consolidated Operating Expenses

Depreciation, depletion and amortization. Depreciation, depletion and amortization expense was $125.7 million for the year ended December 31, 2015, a decrease of $7.0 million, or 5.2%, compared to $132.7 million for the year ended December 31, 2014. This decrease was primarily due to internally developed software that was fully amortized during the latter part of 2014.

Impairment of intangible assets and long-lived assets. During 2015, we recorded an impairment charge of $3.7 million on one of our below-market leasehold interests associated with a lease that we do not intend to renew as we removed excess capacity from our warehouse portfolio. We also recorded impairment charges of $5.7 million in relation to the planned exit of certain leased facilities, and idle facilities, with a net book value in excess of their estimated market value. There were no impairment charges for long-lived assets in 2014.

Selling, general and administrative. Corporate-level selling, general and administrative expenses were $91.2 million for the year ended December 31, 2015, an increase of $7.4 million, or 8.8%, compared to $83.8 million for the year ended December 31, 2014. Included in these amounts are business development expenses attributable to our customer onboarding, engineering and consulting services to support our customers in the cold chain. Business development expenses represented approximately 14% to 16% of corporate-level selling, general and administrative expenses for all periods presented. We believe these costs are comparable to leasing costs for other publicly traded REITs. This increase was primarily due to management incentive compensation, an investment in our business development and engineering services functions, and higher amortization of actuarial losses incurred in our defined benefit plans, partially offset by foreign currency exchange rate movements. The higher amortization of actuarial losses resulted from a decrease in the fair value of the pension assets coupled with the increase in the life expectancy actuarial assumption. For the year ended December 31, 2015, corporate-level selling, general and administrative expenses were 6.2% of our total revenues, an increase of 0.6% from 5.6% of total revenues for the year ended December 31, 2014.

Other Income and Expense

The following table presents other items of income and expense for the years ended December 31, 2015 and 2014 (dollars in thousands).

	Year ended December 31,		Change
	2015	2014
Other (expense) income:
Interest expense	$(116,710)	$(114,223)	2.2%
Interest income	724	717	1.0%
Loss on debt extinguishment and modification	(503)	—	N/M
Foreign currency exchange loss	(3,470)	(5,273)	(34.2)%
Other income—net	1,892	79	N/M

Interest expense. Interest expense was $116.7 million for the year ended December 31, 2015, an increase of $2.5 million, or 2.2%, compared to $114.2 million for the year ended December 31, 2014. This increase was primarily attributable to an increase in our weighted average debt outstanding during the year ended December 31, 2015 compared to the year ended December 31, 2014, and an increase in our weighted average effective interest rate. In June 2015, our Australian and New Zealand subsidiaries entered into new mortgage notes in an aggregate principal amount of $187.4 million with an average annual effective interest rate of 5.39% as of December 31, 2015. In addition, on December 1, 2015, we refinanced $350.0 million of the 2006 Mortgage Loans and a construction loan of $14.2 million, with a weighted average effective interest rate of 6.00% and 5.00%, respectively, as of the date of refinancing thereof through the issuance of a new $325.0 million term loan under our Existing Senior Secured Term Loan B Facility with an average annual effective interest rate of 7.19% as of the date of refinancing thereof. Of the $2.5 million increase in interest expense, $2.0 million related to interest payments, and the remainder to the amortization of new debt discount and deferred financing costs.

Interest income. Interest income of $0.7 million was flat for the year ended December 31, 2015 when compared to the same period in 2014. We earn interest income primarily from term deposits held by our foreign subsidiaries.

Loss on debt extinguishment and modification. Loss on debt extinguishment and modification of $0.5 million was recognized in connection with the termination of our prior revolving credit facility and the payoff of one of the component tranches of our 2006 Mortgage Loans described below under “—Outstanding Indebtedness” and a construction loan in 2015. The loss consisted of a write-off of unamortized debt issuance costs, as well as loan fees and third-party costs related to the aforementioned debt.

Foreign currency exchange loss. We reported a foreign currency exchange loss of $3.5 million for the year ended December 31, 2015, a decrease of $1.8 million, or 34.2%, compared to $5.3 million for the year ended December 31, 2014. During 2014 and part of 2015, one of our U.S. corporate subsidiaries was the lender of an intercompany loan to our Australian subsidiary, which loan was denominated in Canadian dollars. Subsequent to the June 2015 financing described above, our Australian subsidiary became the lender of an Australian dollar-denominated intercompany loan to one of our U.S. corporate subsidiaries. With the continued strengthening of the U.S. dollar against the Australian dollar during 2015, the monthly re-measurement of this intercompany loan made by our Australian subsidiary resulted in a foreign currency exchange gain for part of 2015.

Other income – net. Other income – net, which represents income outside our operating segments, was $1.9 million for the year ended December 31, 2015, an increase of $1.8 million, or 1800.0%, compared to $0.1 million for the year ended December 31, 2014. This change was primarily associated with proceeds of company-owned life insurance policies realized in 2015.

Loss from Partially-Owned Entities

Loss from partially-owned entities was $3.5 million for the year ended December 31, 2015, a decrease of $16.5 million, or 83.0%, compared to $20.0 million for the year ended December 31, 2014. This change was attributable to the fact that, in 2014, our loss from partially-owned entities included a charge of $15.4 million, net of tax, to account for our proportionate share of the impairment of certain property, plant and equipment, goodwill, trademark and customer relationships of the China JV. There were no such impairment charges affecting our investment in partially-owned entities during 2015.

Income Tax Expense

Income tax expense for the year ended December 31, 2015 was virtually unchanged from the income tax expense for the year ended December 31, 2014. A year-over-year shift between current and deferred taxes was attributed to the reversal in 2015 of an accrual for certain unrecognized tax benefits and the existence of a valuation allowance established against certain net deferred tax assets, primarily the net operating loss carry-forwards of our TRSs.

Loss from Sale of Real Estate, Net of Tax

For the year ended December 31, 2015, we recognized a loss of $0.6 million primarily as a result of disposing of three idle facilities.

Net Effect of Foreign Currency Translation for Comparison Periods

In order to provide a framework for assessing how our underlying businesses performed on an overall basis during the comparison periods presented above, excluding the effect of foreign currency fluctuations, the table below provides an overview of the aggregate effect of foreign currency fluctuations by showing the actual and constant currency results of each of the comparison periods translated into U.S. dollars at the average foreign exchange rates applicable during the year ended December 31, 2014. Constant currency results are not measurements of financial performance under U.S. GAAP, and our constant currency results should be considered as a supplement, but not as an alternative, to our results calculated in accordance with U.S. GAAP.

		Actual currency exchange rates
	September 30, 2017 Last twelve months actual currency	Year ended December 31,			September 30, 2017 Last twelve months constant currency (1)	Year ended December 31,			Compound annual growth rate 2014- September 30, 2017
(dollars in thousands)		2016 actual currency	2015 actual currency	2014 actual currency		2016 constant currency (1)	2015 constant currency (1)	2014 actual currency	Actual currency	Constant currency
Warehouse Segment
Rent and storage revenue	$498,573	$476,800	$469,190	$462,141	$518,059	$496,015	$481,339	$462,141	2.6%	3.9%
Warehouse services revenue	640,484	604,067	587,934	576,864	667,722	632,105	609,730	576,864	3.5%	5.0%
Total warehouse revenue	$1,139,057	$1,080,867	$1,057,124	$1,039,005	$1,185,781	$1,128,120	$1,091,069	$1,039,005	3.1%	4.5%
Rent and storage contribution (NOI)	$323,872	$302,769	$293,775	$283,875	$336,660	$315,744	$302,058	$283,875	4.5%	5.8%
Warehouse services contribution (NOI)	22,703	11,276	13,974	10,382	21,814	10,079	15,338	10,382	29.8%	28.1%
Total warehouse contribution (NOI)	$346,575	$314,045	$307,749	$294,257	$358,474	$325,823	$317,396	$294,257	5.6%	6.8%
Third-Party Managed Segment
Revenue	$242,951	$252,411	$233,564	$217,428	$251,294	$256,745	$236,946	$217,428	3.8%	4.9%
Contribution (NOI)	14,156	14,814	12,581	10,353	15,486	15,340	13,090	10,353	11.0%	14.4%
Transportation Segment
Revenue	$144,634	$147,004	$180,892	$243,274	$160,331	$164,752	$192,782	$243,274	(15.9)%	(13.0)%
Contribution (NOI)	13,588	14,418	14,305	15,855	15,675	16,947	15,528	15,855	(5.0)%	(0.4)%
Quarry
Revenue	$9,787	$9,717	$9,805	$9,891	$9,787	$9,717	$9,805	$9,891	(0.4)%	(0.4)%
Contribution (NOI)	369	2,368	2,385	2,054	369	2,368	2,385	2,054	(43.6)%	(43.6)%

Total Revenue	$1,536,429	$1,489,999	$1,481,385	$1,509,598	$1,607,193	$1,559,334	$1,530,602	$1,509,598	0.6%	2.1%

Total Segment Contribution	$374,688	$345,645	$337,020	$322,519	$390,004	$360,478	$348,399	$322,519	5.1%	6.5%

(1)	The adjustments from our U.S. GAAP operating results to calculate our operating results on a constant currency basis is the effect of changes in foreign currency exchange rates relative to December 31, 2014.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for our last ten completed fiscal quarters. The information for each of these quarters has been prepared on the same basis as the consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for their fair presentation of the results of operations for these periods. The quarterly results of operations presented should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus, and are not necessarily indicative of our operating results for any future period (dollars in millions, except per share amounts).

	2017			2016				2015
	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Total revenues	$389.5	$379.5	$372.9	$394.5	$376.1	$358.5	$360.9	$381.3	$366.6	$365.2	$368.3
Total operating expenses	362.7	351.4	337.0	361.3	347.9	329.3	334.4	347.7	342.8	338.9	341.3
Operating income	26.8	28.1	35.9	33.2	28.2	29.2	26.5	33.6	23.8	26.3	27.0
Net income (loss) applicable to common shareholders	(11.9)	(15.8)	(2.9)	5.0	(7.5)	(7.3)	(14.7)	(15.7)	(8.3)	(18.9)	(7.7)
Net income (loss) per common share:
Basic	(0.17)	(0.23)	(0.04)	0.07	(0.11)	(0.11)	(0.21)	(0.22)	(0.12)	(0.27)	(0.11)
Diluted	(0.17)	(0.23)	(0.04)	0.05	(0.11)	(0.11)	(0.21)	(0.22)	(0.12)	(0.27)	(0.11)

Liquidity and Capital Resources

Overview

We currently expect that our principal sources of funding for working capital, facility acquisitions, expansions, maintenance and renovation of our properties, developments projects, debt service and distributions to our shareholders will include:

•	current cash balances;

•	cash flows from operations;

•	borrowings under our New Senior Secured Credit Facilities; and

•	other forms of secured or unsecured debt financings and equity offerings such as this offering.

We expect that our funding sources as noted above are adequate and will continue to be adequate to meet our short-term liquidity requirements and capital commitments. These liquidity requirements and capital commitments include:

•	operating activities and overall working capital;

•	capital expenditures;

•	debt service obligations; and

•	quarterly shareholder distributions.

We expect to utilize the same sources of capital we will rely on to meet our short-term liquidity requirements to also meet our long-term liquidity requirements, which include funding our operating activities, our debt service obligations and shareholder distributions, and our future development and acquisition activities.

REIT Qualification

To maintain our qualification as a REIT, we must make distributions to our common shareholders aggregating annually at least 90% of our REIT taxable income excluding capital gains. See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Annual Distribution Requirements.” While historically we have satisfied this requirement by making cash distributions to our shareholders, we may choose to satisfy this requirement by making distributions of other property, including, in limited circumstances, our own common shares. Cash flows from our operations, which are included in net cash provided by operating activities in our consolidated statements of cash flows, were sufficient to cover distributions on our common shares and our then outstanding preferred shares for the years ended December 31, 2016, 2015 and 2014.

As a result of this requirement, we cannot rely on retained earnings to fund our business needs to the same extent as other entities that are not REITs. If we do not have sufficient funds available to us from our operations to fund our business needs, we will need to find alternative ways to fund those needs. Such alternatives may include, among other things, divesting ourselves of temperature-controlled warehouses (whether or not the sales price is optimal or otherwise meets our strategic long-term objectives), incurring additional indebtedness or issuing equity securities in public or private transactions, the availability and attractiveness of the terms of which cannot be assured.

Security Interests in Customers’ Products

By operation of law and in accordance with our customer contracts (other than leases), we receive warehouseman’s liens on products held in our warehouses to secure customer payments. Such liens permit us to take control of the products and sell them to third parties in order to recover any monies receivable on a delinquent account, but such products may be perishable or otherwise not readily saleable by us. Historically, in instances where we have warehouseman’s liens and our customer sought bankruptcy protection, we have been successful in receiving “critical vendor” status, which has allowed us to fully collect on our accounts receivable during the pendency of the bankruptcy proceeding.

Our bad debt expense was $0.9 million for the nine months ended September 30, 2017, and $1.1 million and $0.8 million for the fiscal years 2016 and 2015, respectively. As of September 30, 2017, we maintained bad debt reserves of $4.9 million, which we believed to be adequate.

Outstanding Indebtedness

Overview

The following table presents our outstanding indebtedness as of September 30, 2017 and December 31, 2016.

(dollars in thousands)	Stated maturity date	Contractual interest rate (5)		Effective interest rate as of September 30, 2017 (7)	Outstanding principal amount as of September 30, 2017	Outstanding principal amount as of December 31, 2016
2010 Mortgage Loans cross-collateralized and cross-defaulted by 46 warehouses:
Component A-1	1/2021	3.86%		4.40%	$61,188	$73,619
Component A-2-FX	1/2021	4.96%		5.38%	150,334	150,334
Component A-2-FL (1)	1/2021	LIBOR + 1.51%		2.93%	48,654	74,899
Component B	1/2021	6.04%		6.48%	60,000	60,000
Component C	1/2021	6.82%		7.28%	62,400	62,400
Component D	1/2021	7.45%		7.92%	82,600	82,600
2013 Mortgage Loans cross-collateralized and cross-defaulted by 15 warehouses:
Senior note	5/2023	3.81%		4.14%	195,757	200,252
Mezzanine A	5/2023	7.38%		7.55%	70,000	70,000
Mezzanine B	5/2023	11.50%		11.75%	32,000	32,000
ANZ Term Loans secured by mortgages in properties owned by relevant subsidiaries:
Australian Term Loan (2)	6/2020	BBSY + 1.40%		4.84%	159,132	146,789
New Zealand Term Loan (3)	6/2020	BKBM + 1.40%		5.57%	31,781	30,615
Existing Senior Secured Term Loan B Facility secured by stock pledge in qualified subsidiaries	12/2022	LIBOR + 3.75% with 1% floor or ABR + 2.75% with 2% floor		5.36%	808,966	704,833

Total mortgage notes and term loans					1,762,812	1,688,341
Less deferred financing costs					(27,242)	(28,473)
Less debt discount					(6,576)	(7,443)

Total—mortgage notes and term loans, net of deferred financing costs and debt discount					$1,728,994	$1,652,425

Existing Senior Secured Revolving Credit Facility secured by stock pledge in qualified subsidiaries	12/2018 (4)	LIBOR + 3.00% or ABR + 2.00%	(6)	3.74%	—	$28,000

(dollars in thousands)	Stated maturity date	Contractual interest rate (5)	Effective interest rate as of September 30, 2017 (7)	Outstanding principal amount as of September 30, 2017	Outstanding principal amount as of December 31, 2016
Construction Loans
Warehouse Construction Loan—Clearfield, UT secured by mortgage	2/2019	LIBOR + 3.25% or prime rate + 2.25%	5.12%	$13,130	$—

Warehouse Construction Loan—Middleboro, MA secured by mortgage	8/2020	LIBOR + 2.75% or ABR + 2.75%	—	—	—

(1)	Component A-2-FL of the 2010 Mortgage Loans has a variable interest rate equal to one-month LIBOR plus 1.51%, with one-month-LIBOR subject to a floor of 1.00% per annum. In addition, we maintain an interest rate cap on the variable rate tranche that caps one-month LIBOR at 6.0%. The variable interest rate at September 30, 2017 was 2.74% per annum.
(2)	As of September 30, 2017, the outstanding balance was AUD$203.0 million and the variable interest rate was 1.65% per annum, of which 75% is fixed via an interest rate swap at 2.66% per annum.
(3)	As of September 30, 2017, the outstanding balance was NZD$44.0 million and the variable interest rate was 1.89% per annum, of which 75% is fixed via an interest rate swap at 3.53% per annum.
(4)	We have the option to extend the stated maturity date of our Existing Senior Secured Revolving Credit Facility to December 1, 2019, subject to certain conditions.
(5)	References in this table to LIBOR are references to one-month LIBOR and references to BBSY and BKBM are to Australian Bank Bill Swap Bid Rate and New Zealand Bank Bill Reference Rate, respectively.
(6)	Unused line, letter of credit and financing fees increase the stated interest rate.
(7)	The effective interest rate includes effects of amortization of the deferred financing costs and debt discount. The weighted average effective interest rate for total debt was 5.51% and 5.86% as of September 30, 2017 and December 31, 2016, respectively.

Existing Senior Secured Credit Facilities

In December 2015, we entered into a credit agreement, or our Existing Credit Agreement, with various lenders providing for our senior secured credit facilities that consisted of a $325.0 million senior secured term loan, which we refer to as our Existing Senior Secured Term Loan B Facility, and a $135.0 million senior secured revolving credit facility, which we refer to as our Existing Senior Secured Revolving Credit Facility, and, collectively with our Existing Senior Secured Term Loan B Facility, our Existing Senior Secured Credit Facilities.

In April 2016, we upsized the commitments under our Existing Senior Secured Revolving Credit Facility by $15.0 million to increase the aggregate amount of our Existing Senior Secured Revolving Credit Facility commitments to $150.0 million. In July 2016, we issued an additional $385.0 million incremental term loan to increase the aggregate amount of the term loan outstanding under our Existing Senior Secured Term Loan B Facility. We used the aggregate amount of proceeds from the incremental term loan that we issued in July 2016 to, among other things, repay the balance of our 2006 Mortgage Loans. In addition, we lowered the credit spread on the initial tranche of the term loan. Our Existing Senior Secured Credit Facilities are guaranteed by certain subsidiaries of our operating partnership and are secured by a pledge in the stock of certain subsidiaries of our operating partnership. In January 2017, we lowered the credit spread on the outstanding tranches of the term loan. In February 2017, we upsized the commitments under our Existing Senior Secured Revolving Credit Facility by $20.0 million to increase the aggregate amount of our Existing Senior Secured Revolving Credit Facility commitments to $170.0 million. In May 2017, we issued an additional $110.0 million incremental term loan to increase the aggregate amount of the term loan then outstanding under our Existing Senior Secured Term Loan B Facility. We used the aggregate amount of proceeds from the incremental term loan that we issued in

May 2017 to, among other things, release three properties from the 2010 Mortgage Loans collateral pool (as described below) and prepay the portion of our 2010 Mortgage Loans related thereto. Two of these properties were added to the borrowing base supporting our Existing Senior Secured Revolving Credit Facility. As of September 30, 2017, no amounts under the Existing Senior Secured Revolving Credit Facility and $809.0 million of the term loan under our Existing Senior Secured Term Loan B Facility were outstanding.

Borrowings under our Existing Senior Secured Revolving Credit Facility bear interest, at our election, at the then-applicable margin plus an applicable one-month LIBOR or base rate interest rate. Base rate is defined in our Existing Credit Agreement as the greatest of the bank prime rate, the one-month LIBOR rate plus one percent or the federal funds rate plus one-half of one percent. As of September 30, 2017, borrowings under our Existing Senior Secured Revolving Credit Facility bore interest at 3.00% per year plus one-month LIBOR, or 4.23% per annum. Our Existing Senior Secured Revolving Credit Facility matures on December 1, 2018, subject to an extension option to December 1, 2019 under certain conditions. The applicable margin varies between (i) in the case of LIBOR-based loans, 3.00% and 3.50% and (ii) in the case of base rate loans, 2.00% and 2.50%, in each case, based on changes in our credit ratings. In addition, any undrawn portion of our Existing Senior Secured Revolving Credit Facility is subject to an annual 0.40% commitment fee. As of September 30, 2017, we had no revolving credit loans outstanding under our Existing Senior Secured Revolving Credit Facility, but we have applied approximately $33.8 million of our Existing Senior Secured Revolving Credit Facility to backstop certain outstanding letters of credit.

After giving effect to the May 2017 amendments to our Existing Credit Agreement, the outstanding tranches of term loans under our Existing Senior Secured Term Loan B Facility bear interest, at our election, at (i) 3.75% per year plus one-month LIBOR with a 1.0% floor or (ii) 2.75% per year plus a base rate with a 2.0% floor. The principal amount of the term loans outstanding under our Existing Senior Secured Term Loan B Facility must be repaid in quarterly installments of approximately $2.0 million until the maturity date thereof, with a final payment of the balance due on December 1, 2022. Our Existing Senior Secured Term Loan B Facility can be prepaid without premium or penalty.

Our Existing Senior Secured Revolving Credit Facility was structured with a borrowing capacity concept, or a borrowing base, which allows us to borrow against the lesser of our $170.0 million in revolving credit commitments and the value of eligible pledged collateral.

Our Existing Senior Secured Credit Facilities contain certain financial covenants relating to the maintenance of a specified borrowing base coverage ratio, a total leverage ratio and a fixed charge coverage ratio and other customary covenants.

New Senior Secured Credit Facilities

On November     , 2017, we closed into escrow on our New Senior Secured Credit Facilities, consisting of a five-year, $500.0 million New Senior Secured Term Loan A Facility and a three-year, $350.0 million New Senior Secured Revolving Credit Facility. Our New Senior Secured Credit Facilities also have an additional $400 million accordion option. Our New Senior Secured Revolving Credit Facility has a one-year extension option subject to certain conditions. The effectiveness of our New Senior Secured Credit Facilities is contingent upon the completion of this offering, after which our Existing Senior Secured Credit Facilities will be replaced. We intend to use the net proceeds from this offering, together with borrowings under our New Senior Secured Term Loan A Facility, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Term B Facility. Borrowings under our New Senior Secured Revolving Credit Facilities will bear interest, at our election, at the then-applicable margin plus an applicable LIBOR or base rate interest rate. The base rate is the greatest of the bank prime rate, the one-month LIBOR rate plus one percent or the federal funds rate plus one-half of one percent. The applicable margin varies between (i) in the case of LIBOR-based loans, 2.35% and 3.00% and (ii) in the case of base rate loans, 1.35% and 2.00%, in each case, based on changes in our total leverage. In addition, any undrawn portion of our New Senior Secured Revolving Credit Facility will be subject to an annual 0.30% commitment fee at times that we are utilizing at least 50% of our outstanding revolving credit commitments or an annual 0.40% commitment fee at times that we are utilizing less than 50% of our revolving credit commitments, in each case, based upon the actual daily unused portion of our New Senior Secured Revolving Credit Facility. We expect that, upon completion of this offering, $500.0 million will be outstanding under our New Senior Secured Term Loan A Facility and no borrowings will be outstanding under our New Senior Secured Revolving Credit Facility. We expect that borrowings under our New Senior Secured Credit Facilities will bear interest at the completion of this offering at a floating rate of one-month LIBOR plus 2.50%. In addition, upon completion of this offering, we expect to apply approximately $         million of our New Senior Secured Revolving Credit Facility to backstop certain outstanding letters of credit.

Our operating partnership will be the borrower under our New Senior Secured Credit Facilities, which will be guaranteed by our company and certain eligible subsidiaries of our operating partnership and secured by a pledge in the stock of certain subsidiaries of our operating partnership. Like our Existing Senior Secured Revolving Credit Facility, our New Senior Secured Revolving Credit Facility will be structured to include a borrowing base, which would allow us to borrow against the lesser of our $350.0 million in revolving credit commitments and the value of certain owned real estate assets, ground, capital and operating leased assets, with credit given for income from third-party managed warehouses. At September 30, 2017, the gross value of our assets included in the calculations under our new credit agreement, or our New Credit Agreement, would be in excess of $1.8 billion, and would have an effective borrowing base collateral value (after concentration limits and advance rates as calculated under the anticipated terms of our New Credit Agreement) in excess of $1.1 billion.

Our New Secured Credit Facilities contains representations, covenants and other terms customary for a publicly traded REIT. In addition, our New Senior Secured Credit Facilities contain certain financial covenants, including:

•	a maximum leverage ratio of less than or equal to 60% of our total asset value;

•	a minimum borrowing base coverage ratio of greater than or equal to 1.00 to 1.00;

•	a minimum fixed charge coverage ratio of greater than or equal to 1.40 to 1.00 increasing to 1.50 to 1.00 in the first quarter of 2018;

•	a minimum borrowing base debt service coverage ratio of greater than or equal to 2.00 to 1.00;

•	a minimum tangible net worth requirement of greater than or equal to $900 million plus 70% of any future net equity proceeds following the completion of this offering; and

•	a maximum recourse secured debt ratio of less than or equal to 20% of our total asset value.

Our New Senior Secured Credit Facilities will be fully recourse to our operating partnership.

ANZ Loans

In June 2015, we entered into syndicated facility agreements in each of Australia and New Zealand, which we refer to collectively as the ANZ Loans, and separately as the Australian term loan and the New Zealand term loan. The ANZ Loans are non-recourse to us and our U.S. subsidiaries.

The Australian term loan is an AUD$203.0 million five-year syndicated facility. The $151.1 million net proceeds that we borrowed under this facility were used to repay the AUD$19.0 million mortgage loan on one of our facilities, return AUD$30.0 million of capital to our U.S. subsidiary owning the equity of our Australian subsidiary, repay an intercompany loan totaling CAD$47.6 million, and return AUD$70.0 million to the

United States in the form of a long-term intercompany loan and working capital. This facility is secured by our owned real property and equity of certain of our Australian subsidiaries and bears interest at a floating rate of Australian Bank Bill Swap Bid Rate plus 1.4%. The Australian term loan is fully prepayable without penalty.

The New Zealand term loan is a NZD$44.0 million five-year syndicated facility. The $29.3 million net proceeds that we borrowed under this facility were used to repay an intercompany loan plus interest totaling NZD$28.3 million, make a NZD$14.3 million dividend, and fund working capital. The facility is secured by our owned real property, leased assets and equity of certain of our New Zealand subsidiaries, and bears interest at a floating rate of New Zealand Bank Bill Swap Bid Rate plus 1.4%. The New Zealand term loan is fully prepayable without penalty.

As part of the ANZ Loans, we entered into interest rate swaps to effectively fix the interest rates on 75% of the notional balances.

Construction Loans

In February 2017, certain of our subsidiaries entered into a $24.1 million construction loan with the National Bank of Arizona to finance the development of an expansion to our Clearfield, Utah distribution facility. The facility is secured by a mortgage on the property and the repayment of the construction loan is guaranteed by us. The construction loan bears interest, at our election, at a floating rate of one-month LIBOR plus 3.25% or the bank defined prime rate (which may not be lower than LIBOR) and is scheduled to mature in February 2019.

In August 2017, certain of our subsidiaries entered into a $16.0 million construction loan with JPMorgan Chase Bank, N.A., an affiliate of one of the underwriters in this offering, to finance the development of a production advantaged facility in Middleboro, Massachusetts. The facility is secured by a mortgage on the property and the construction loan is supported by a limited repayment guaranty by us. The construction loan bears interest at a floating rate of one-month LIBOR plus 2.75% and is scheduled to mature in August 2020.

2013 Mortgage Loans

On May 1, 2013, we entered into a mortgage financing in an aggregate principal amount of $322.0 million, which we refer to as the 2013 Mortgage Loans. The debt consists of a senior debt note and two mezzanine notes. The components are cross-collateralized and cross-defaulted. The senior debt note requires monthly principal payments. The mezzanine notes require no principal payments until the stated maturity date in May 2023. The interest rates on the notes are fixed and range from 3.81% to 11.50% per annum. The senior debt note and the two mezzanine notes remain subject to yield maintenance provisions. We used the net proceeds of these loans to refinance certain of the 2006 Mortgage Loans, as described below, acquire two warehouses, and fund general corporate purposes.

The 2013 Mortgage Loans are collateralized by 15 warehouses. The terms governing the 2013 Mortgage Loans require us to maintain certain cash amounts in accounts that are restricted as to their use for the respective warehouses. As of September 30, 2017, the amount of restricted cash associated with the 2013 Mortgage Loans was $4.0 million. Additionally, if we do not maintain certain financial thresholds, including a debt service coverage ratio of 1.10x, the cash generated will further be temporarily restricted and limited to the use for scheduled debt service and operating costs. The debt service coverage ratio as of September 30, 2017 was 1.70x. The 2013 Mortgage Loans are non-recourse to us subject to customary non-recourse carve-outs.

2010 Mortgage Loans

On December 15, 2010, we entered into a mortgage financing in an aggregate principal amount of $600.0 million, which we refer to as the 2010 Mortgage Loans. The debt includes six separate components,

which are comprised of independent classes of certificates and seniority. The components are cross-collateralized and cross-defaulted. No principal payments are required on five of the six components until the stated maturity date in January 2021, and one component requires monthly principal payments of $1.3 million. Interest is payable monthly in an amount equal to the aggregate interest accrued on each component. The interest rates on five of the six components are fixed, and range from 3.86% to 7.45% per annum. One component has a variable interest rate equal to one-month LIBOR plus 1.51%, with one-month-LIBOR subject to a floor of 1.00% per annum. In addition, we maintain an interest rate cap on the variable rate tranche that caps one-month LIBOR at 6.0%. The fair value of the interest rate cap was nominal at September 30, 2017. A loan servicing fee of 0.0095% per annum is payable to the loan servicing agent. The floating rate interest component is pre-payable anytime without penalty; however, the fixed rate components remain subject to yield maintenance provisions. We used the net proceeds of these loans to refinance existing term loans, fund the acquisition of the acquired Versacold entities, and for general corporate purposes.

The 2010 Mortgage Loans were initially collateralized by 53 warehouses. In November 2014, we sold one of the warehouses collateralizing the 2010 Mortgage Loans for $9.5 million, and $6.0 million of the proceeds were used to pay down the 2010 Mortgage Loans. In 2015, we sold three warehouses for $9.4 million, and $6.1 million of the proceeds were used to pay down the 2010 Mortgage Loans. In 2017, we used a portion of the net proceeds from incremental borrowings under our Existing Senior Secured Term Loan B Facility to pay down $26.2 million of the 2010 Mortgage Loans. As a result, two warehouses were transferred from the collateral base of the 2010 Mortgage Loans to the Existing Senior Secured Revolving Credit Facility borrowing base, and one was released and positioned for sale. The terms governing the 2010 Mortgage Loans require us to maintain certain cash amounts in accounts that are restricted as to their use for the respective warehouses. As of September 30, 2017, the amount of restricted cash associated with the 2010 Mortgage Loans was $14.9 million. Additionally, if we do not maintain certain financial thresholds, including a debt service coverage ratio of 1.50x, the cash generated will further be temporarily restricted and limited to the use for scheduled debt service and operating costs. The debt service coverage ratio as of September 30, 2017 was 2.9x. The 2010 Mortgage Loans are non-recourse to us subject to customary non-recourse carve-outs.

2006 Mortgage Loans

On December 12, 2006, we entered into an interest-only, commercial mortgage-backed security, or CMBS, financing in an aggregate principal amount of $1.05 billion, which we refer to as the 2006 Mortgage Loans. The debt was issued in five separate tranches, with each tranche having its own borrowers. Each tranche had certain warehouses that were pledged to secure the individual tranche’s debt. As required by CMBS financings, each tranche was in a separately financed and discrete special purpose entity. We used the net proceeds of the 2006 Mortgage Loans to refinance our then-outstanding CMBS loans, acquire four warehouses, make distributions to shareholders, and fund general corporate purposes.

Of the initial 2006 Mortgage Loans issued, only $375.0 million remained outstanding as of December 31, 2015, all of which were due in December 2016. In July 2016, we repaid all outstanding amounts under the 2006 Mortgage Loans through incremental term loans borrowed as part of our Existing Senior Secured Term Loan B Facility. This repayment resulted in the release of $21.4 million of cash that had been restricted.

Recurring Maintenance Capital Expenditures and Repair and Maintenance Expenses

We utilize a strategic approach to recurring maintenance capital expenditures and repair and maintenance expenses to maintain the high quality and operational efficiency of our warehouses and ensure that our warehouses meet the “mission critical” role they serve in the cold chain.

Recurring Maintenance Capital Expenditures

Recurring maintenance capital expenditures are capitalized investments made to extend the life of, and provide future economic benefit from, our existing temperature-controlled warehouse network and its existing supporting personal property and information technology systems. Examples of recurring maintenance capital expenditures related to our existing temperature-controlled warehouse network include replacing roofs, replacing refrigeration equipment, re-racking our warehouses, and implementing energy efficiency projects, such as LED lighting, motion-sensor technology, variable frequency drives for our fans and compressors, third-party tune-ups and real-time monitoring of energy consumption, rapid-close doors and alternative-power generation technologies. Examples of recurring maintenance capital expenditures related to personal property include expenditures on material handling equipment (e.g., fork lifts and pallet jacks) and related batteries. Examples of recurring maintenance capital expenditures related to information technology include expenditures on existing servers, networking equipment and current software. The following table sets forth our recurring maintenance capital expenditures for the nine months ended September 30, 2017 and each of the last five years.

(dollars in thousands, except per cubic foot amounts)	Nine months ended September 30, 2017	Year ended December 31,
		2016	2015	2014	2013	2012
Real estate	$25,269	$36,153	$34,011	$24,733	$19,488	$36,387
Personal property	1,359	3,213	3,678	5,836	4,545	8,452
Information technology	3,363	5,079	3,996	2,239	4,258	10,233

Total recurring maintenance capital expenditures	$29,991	$44,445	$41,685	$32,808	$28,291	$55,072

Total recurring maintenance capital expenditures per cubic foot	$0.031	$0.047	$0.043	$0.034	$0.029	$0.062

Repair and Maintenance Expenses

We also incur repair and maintenance expenses that include costs of normal maintenance and repairs and minor replacements that do not materially extend the life of the property or provide future economic benefits. Repair and maintenance expenses consist of expenses related to our existing temperature-controlled warehouse network and its existing supporting personal property and are reflected as operating expenses on our income statement. Examples of repair and maintenance expenses related to our warehouse portfolio include ordinary repair and maintenance on roofs, racking, walls, doors, parking lots and refrigeration equipment. Examples of repair and maintenance expenses related to personal property include ordinary repair and maintenance expenses on material handling equipment (e.g., fork lifts and pallet jacks) and related batteries. The following table sets forth our repair and maintenance expenses for the nine months ended September 30, 2017 and each of the last five years.

(dollars in thousands, except per cubic foot amounts)	Nine months ended September 30, 2017	Year ended December 31,
		2016	2015	2014	2013	2012
Real estate	$16,298	$20,956	$18,843	$18,440	$17,728	$16,961
Personal property	22,918	30,888	31,257	29,488	33,793	38,469

Total repair and maintenance expenses	$39,216	$51,844	$50,100	$47,928	$51,521	$55,430

Repair and maintenance expenses per cubic foot	$0.041	$0.055	$0.052	$0.049	$0.053	$0.062

Growth and Expansion Capital Expenditures

Growth and expansion capital expenditures are capitalized investments made to support our customers and warehouse expansion and development initiatives and enhance our information technology platform. Examples of growth and expansion capital expenditures associated with expansion and development initiatives include funding of construction costs, increases to warehouse capacity and pallet positions and acquisitions of reusable incremental material handling equipment. Examples of growth and expansion capital expenditures to enhance our information technology platform include expenditures related to the delivery of new systems and software and customer interface functionality. The following table sets forth our growth and expansion capital expenditures for the nine months ended September 30, 2017 and each of the last five years.

(dollars in thousands)	Nine months ended September 30, 2017	Year ended December 31,
		2016	2015	2014	2013	2012
Expansion and development initiatives	$70,851	$27,529	$8,532	$21,757	$44,728	$11,559
Information technology	4,715	4,649	4,031	4,831	1,423	3,565

Total growth and expansion capital expenditures	$75,566	$32,178	$12,563	$26,588	$46,151	$15,124

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2016 (dollars in thousands).

	Payments due by period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Principal on mortgage and term loans	$1,716,341	$29,792	$90,886	$656,596	$939,067
Interest on mortgage and term loans (1)	482,718	95,699	182,958	143,624	60,437
Sale leaseback financing obligations (2)	252,937	16,325	33,403	34,438	168,771
Capital lease obligations, including interest	35,707	8,304	11,954	6,947	8,502
Operating leases	116,120	27,345	45,737	20,774	22,264

Total (3)	$2,603,823	$177,465	$364,938	$862,379	$1,199,041

(1)	Interest payable is based on interest rates in effect at December 31, 2016. Amounts include variable-rate interest payments, which are calculated utilizing the applicable interest rates as of December 31, 2016.
(2)	Sale leaseback financing obligations are subject to multiple expiration dates and bear interest rates that vary from 7.0% to 19.6%. For more information, see Note 9 to our audited consolidated financial statements included elsewhere in this prospectus.
(3)	The table above excludes $0.9 million of estimated tax exposures, including interest and penalties, related to positions taken on U.S. federal and state income tax returns for our TRSs as of December 31, 2016. For more information on income taxes, see Note 15 to our audited consolidated financial statements included elsewhere in this prospectus. The table also excludes $2.4 million aggregate fair value of two interest rate swap agreements expiring in June 2020 as of December 31, 2016. For more information on the interest rate swap agreements, see Note 8 to our audited consolidated financial statements included elsewhere in this prospectus. This table assumes the conversion of all 375,000 outstanding Series B preferred shares into an aggregate of common shares in connection with this offering (based upon the Series B preferred share conversion price of $ as of , 2017) and the cashless exercise of all outstanding warrants to purchase 18,574,619 common shares, exercisable at a price of $9.81 per share, into an aggregate of common shares upon the completion of this offering.

The following table summarizes our contractual obligations as of September 30, 2017 (dollars in thousands).

	Payments due by period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Principal on mortgage and term loans	$1,762,813	$31,708	$257,731	$441,163	$1,032,211
Interest on mortgage and term loans (1)	399,430	90,921	174,151	114,991	19,367
Sale leaseback financing obligations (2)	237,906	16,511	33,786	34,835	152,774
Capital lease obligations, including interest	44,919	10,762	16,468	9,944	7,745
Operating leases	107,414	29,139	43,506	15,371	19,398
Construction Loan	13,130	—	13,130	—	—

Total (3)	$2,565,612	$179,041	$538,772	$616,304	$1,231,495

(1)	Interest payable is based on interest rates in effect at September 30, 2017. Amounts include variable-rate interest payments, which are calculated utilizing the applicable interest rates as of September 30, 2017.
(2)	Sale leaseback financing obligations are subject to multiple expiration dates and bear interest rates that vary from 7.0% to 19.6%. For more information, see Note 9 to our audited consolidated financial statements included elsewhere in this prospectus.
(3)	The table above excludes $0.9 million of estimated tax exposures, including interest and penalties, related to positions taken on U.S. federal and state income tax returns for our TRSs as of September 30, 2017. For more information on income taxes, see Note 15 to our audited consolidated financial statements included elsewhere in this prospectus. The table also excludes $2.6 million aggregate fair value of two interest rate swap agreements expiring in June 2020 as of September 30, 2017. For more information on the interest rate swap agreements, see Note 8 to our audited consolidated financial statements included elsewhere in this prospectus. This table assumes the conversion of all 375,000 outstanding Series B preferred shares into an aggregate of common shares in connection with this offering (based upon the Series B preferred share conversion price of $ as of , 2017) and the cashless exercise of all outstanding warrants to purchase 18,574,619 common shares, exercisable at a price of $9.81 per share, into an aggregate of common shares upon the completion of this offering.

Historical Cash Flows

	Nine months ended September 30,		Years ended December 31,
	2017	2016	2016	2015	2014
Net cash provided by operating activities	$127,130	$87,390	$118,781	$106,520	$117,243
Net cash used in investing activities	(78,782)	(13,193)	(33,732)	(66,830)	(58,617)
Net cash (used in) provided by financing activities	9,944	(88,868)	(95,322)	(28,120)	(58,981)

Operating Activities

For the nine months ended September 30, 2017, net cash provided by operating activities was $127.1 million, an increase of $39.7 million, or 45.5%, compared to $87.4 million for the nine months ended September 30, 2016. The increase was primarily attributable to operating income of $90.8 million for the nine months ended September 30, 2017, an increase of $7.0 million from $83.8 million for the nine months ended September 30, 2016, coupled with lower interest expense of approximately $5.0 million period-over-period, and favorable changes in working capital primarily driven by better collections on accounts receivable from major customers in our domestic operations.

Our net cash provided by operating activities was $118.8 million for the year ended December 31, 2016, an increase of $12.3 million, or 11.5%, compared to $106.5 million for the year ended December 31, 2015. This positive change was mainly driven by the operating income generated in 2016, the receipt of $3.1 million in net insurance proceeds from a business disruption at our Dallas facility, and a $4.8 million favorable change in our working capital.

Our net cash provided by operating activities was $106.5 million for the year ended December 31, 2015, a decrease of $10.7 million, or 9.1%, compared to $117.2 million for the year ended December 31, 2014. Even though our operating income improved 4.4% as compared to 2014, primarily as a result of a 4.6% increase in the contribution (NOI) margin from our warehouse segment, a year-over-year increase in accounts receivable of $12.7 million, coupled with a $3.3 million decrease in accounts payable and accrued expenses, resulted in lower net cash from operating activities in 2015.

Investing Activities

Our net cash used in investing activities was $78.8 million for the nine months ended September 30, 2017, an increase of $65.6 million, or 497.2%, compared to $13.2 million for the nine months ended September 30, 2016. Additions to property, plant, and equipment of $99.9 million during the nine months ended September 30, 2017 included, among others, the acquisition of a new warehouse facility in the United States of approximately $32.0 million and construction in progress on two other warehouse facilities totalling $21.6 million. Total additions to property, plant, and equipment for the nine months ended September 30, 2017 were partially offset by the return of $16.6 million in restricted cash related to a like-kind exchange under Section 1031 of the Code, $15.3 million of which was used to fund the purchase of the new warehouse facility mentioned above, and $1.3 million of which was returned after the conditions for Section 1031 treatment of the related real estate sales were satisfied. In addition, $0.2 million of previously restricted cash was used to fund maintenance and property taxes related to assets included as collateral for certain CMBS loan pools, and the return of a $2.1 million deposit related to one of our foreign workers’ compensation programs.

Our net cash used in investing activities was $33.7 million for the year ended December 31, 2016, a decrease of $33.1 million, or 49.5%, compared to $66.8 million for the year ended December 31, 2015. Cash used in investing activities for the year ended December 31, 2016 consisted of $74.9 million of additions to property, plant and equipment, which consisted of recurring maintenance capital expenditures of $37.5 million, growth and expansion capital expenditures of $28.2 million and an asset acquisition of $9.2 million. These cash outflows were partially offset by $7.9 million of cash released from restricted cash accounts, most of which was associated with the pay off of certain mortgage notes using the net proceeds from the expansion of our term loan under our Existing Senior Secured Term Loan B Facility in July 2016, and $33.3 million of the net proceeds from the sale of certain property, plant and equipment. Cash used in investing activities for the year ended December 31, 2015 consisted of $15.3 million of cash restricted for the payment of certain property repairs or obligations related to warehouse properties collateralized by mortgage notes, $59.9 million of additions to property, plant and equipment, and a $1.3 million contribution to the China JV. These cash outflows were partially offset by $9.5 million of proceeds received from the sale of certain property, plant and equipment.

Our net cash used in investing activities was $66.8 million for the year ended December 31, 2015, an increase of $8.2 million, or 14%, compared to $58.6 million for the year ended December 31, 2014. This change was primarily due to an $8.5 million increase of cash restricted for the payment of certain obligations, including debt service, property taxes, insurance and maintenance, related to warehouse properties collateralized by mortgage notes. In addition, in 2015, we made a capital contribution of $1.3 million to the China JV. These cash outflows were partially offset by a $1.8 million decrease in investments in property, plant, and equipment.

Financing Activities

Our net cash provided by financing activities was $9.9 million for the nine months ended September 30, 2017, compared to net cash used in financing activities of $88.9 million for the nine months ended September 30, 2016. Net cash provided by financing activities for the nine months ended September 30, 2017 primarily consisted of $110.0 million of proceeds received in connection with the expansion of our Existing Senior Secured Term Loan B Facility and $13.1 million in proceeds received as part of a new loan for the construction of a warehouse facility. These proceeds were partially offset by $28.0 million of net repayments on the Existing Senior Secured Revolving Credit Facility, a $26.2 million prepayment of the 2010 Mortgage Loans, $30.6 million of recurring repayments on our term and mortgage loans and lease obligations, $24.3 million of distributions paid, and $3.5 million in financing costs mostly incurred for the expansion and second repricing of our Existing Senior Secured Term Loan B Facility, and $0.6 million to secure the availability of a new loan for the construction of a warehouse facility. During the nine months ended September 30, 2016, we paid off a capital lease obligation of $30.6 million related to the acquisition of a warehouse facility that we previously operated under a lease agreement.

Our net cash used in financing activities was $95.3 million for the year ended December 31, 2016, a decrease of $67.2 million, or 239.0%, compared to $28.1 million for the year ended December 31, 2015. Net cash used in financing activities for the year ended December 31, 2016 primarily consisted of $375.0 million paid in early retirement of the 2006 Mortgage Loans, $48.7 million of distributions, $37.2 million of recurring repayments on our term and mortgage loans and lease obligations, $34.7 million paid to acquire two facilities we previously leased and $10.8 million of payments made for debt issuance costs, partially offset by $383.1 million of proceeds received from the July 2016 refinancing of our Existing Senior Secured Term Loan B Facility and $28.0 million of net borrowings on our Existing Senior Secured Revolving Credit Facility. Cash used in financing activities for the year ended December 31, 2015 primarily consisted of $412.8 million of repayments on our term and mortgage loans and lease obligations, $48.7 million paid for distributions, $45.0 million of repayments on our prior revolving credit facility, $14.8 million of debt issuance costs paid for the term loan under our Existing Senior Secured Term Loan B Facility and ANZ Loans, and $12.7 million of repayment of seller financed notes issued for the acquisition of a warehouse facility. These cash outlays were partially offset by $505.9 million of proceeds from our Existing Senior Secured Term Loan B Facility and ANZ Loans.

Our net cash used in financing activities was $28.1 million for the year ended December 31, 2015, a decrease of $30.9 million, or 52.3%, compared to $59.0 million for the year ended December 31, 2014. Cash used in financing activities for the year ended December 31, 2015 primarily consisted of $412.8 million of repayments on our term and mortgage notes and lease obligations, $48.7 million paid for distributions, $45.0 million of repayments on our prior revolving credit facility, $14.8 million of debt issuance costs under our Existing Senior Secured Term Loan B Facility and ANZ Loans and $12.7 million of repayment of seller financed notes issued for the acquisition of a warehouse facility. These cash outlays were partially offset by $505.9 million of proceeds from our Existing Senior Secured Term Loan B Facility and ANZ Loans. Cash used in financing activities for the year ended December 31, 2014 consisted of $48.5 million of distributions, $32.5 million of repayments on our term and mortgage loans and lease obligations, and $1.3 million of repayment of sale leaseback financings, partially offset by $17.0 million of borrowings on our prior revolving credit facility, and $6.4 million of proceeds from a construction loan.

Withdrawal Liability from Multiemployer Plans

As of September 30, 2017, we participated in seven multiemployer pension plans administered by labor unions representing some of our U.S. employees. Approximately half of our employees were participants in such multiemployer pension plans as of December 31, 2016. We make periodic contributions to these plans pursuant to the terms of our collective bargaining agreements to allow the plans to meet their pension benefit obligations.

In the event that we withdraw from participation in any of the multiemployer pension plans in which we participate, the documents governing the applicable plan and applicable law could require us to make an additional contribution to the applicable plan in the amount of the unfunded vested benefits allocable to our participation in the plan, and we would have to reflect that as an expense on our consolidated statement of income and as a liability on our consolidated balance sheet. Our withdrawal liability for any multiemployer pension plan would depend on the extent of the plan’s funding of vested benefits as of the year in which the withdrawal occurs, and may vary depending on the funded status of the applicable multiemployer pension plan, whether there is a mass withdrawal of all participating employers and whether any other participating employer in the applicable plan withdraws from the plan due to insolvency and is not able to contribute an amount sufficient to fund the unfunded liabilities associated with its participants in the plan. The present value of all benefits vested under each of the multiemployer plans that we participated in as of December 31, 2016 (based on the labor union’s assumptions used to fund such plan) did not, as of the last annual valuation date applicable thereto, exceed the value of the assets of such plan allocable to such vested benefits. Based on the latest information available from plan administrators, we estimate our share of the aggregate withdrawal liability for the multiemployer pension plans in which we participate could have been as much as $319.3 million as of December 31, 2016, of which we estimate that certain of our customers are contractually obligated to make indemnification payments to us for approximately $289 million. However, there is no guarantee that, to the extent we incurred any such withdrawal liability, we would be successful in obtaining any indemnification payments therefor.

In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we could agree to discontinue participation in one or more plans, and in that event we could face a withdrawal liability. Additionally, we could be treated as withdrawing from a plan if the number of our employees participating in the plan is reduced to a certain degree over certain periods of time.

During the third quarter of 2017, we recorded a one-time charge of $9.2 million representing the present value of a liability associated with our withdrawal obligation under the New England Fund for hourly, unionized associates at four of our domestic warehouse facilities.

The New England Fund is grossly underfunded in accordance with ERISA funding standards and, therefore, the terms of ERISA required the development of a rehabilitation plan, creating a new fund that minimizes the pension withdrawal liability. As a result, current employers participating in the New England Fund were given the opportunity to exit the New England Fund and convert to a new fund. We are obligated to pay our portion of the unfunded liability in respect thereof, estimated at $13.7 million, in equal monthly installments of approximately $38,000 over 30 years, interest free. Under the relevant U.S. GAAP standard, a participating employer withdrawing from a multiemployer pension plan should account for a loss contingency equal to the present value of the withdrawal liability, and amortize the difference between such present value and the estimated unfunded liability through interest expense over the repayment period.

Off-Balance Sheet Arrangements

As of September 30, 2017, we had no material off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Inflation

Where possible, our contracts contain provisions designed to mitigate the adverse impact of inflation, and generally include rate escalation provisions. Additionally, our contracts typically provide us with the ability to be reimbursed for increases in power, property taxes, property insurance, and regulatory imposed costs to the extent such increases are outside the escalation provisions. For our customers on month-to-month warehouse rate agreements, we have the ability to adjust our rates every thirty days in order to compensate for changes in our costs of providing storage and handling services.

Critical Accounting Policies

Our discussion and analysis of our historical financial condition and results of operations for the periods described is based on our audited consolidated financial statements and our unaudited interim consolidated financial statements, each of which has been prepared in accordance with U.S. GAAP. The preparation of these historical financial statements in conformity with U.S. GAAP requires management to make estimates, assumptions and judgments in certain circumstances that affect the reported amounts of assets, liabilities and contingencies as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We evaluate our assumptions and estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. For more information on our significant accounting policies, see Note 2 to our audited consolidated financial statements included elsewhere in this prospectus. The following critical accounting discussion pertains to accounting policies management believes are most critical to the portrayal of our historical financial condition and results of operations and that require significant, difficult, subjective or complex judgments. Other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our financial condition, results of operations and cash flows to those of other companies.

Revenue Recognition

Our primary revenue source consists of rent, storage and warehouse services revenues. Additionally, we charge transportation fees to those customers who use our transportation services, where we act as the principal in the arrangement of the services. We also receive a reimbursement of substantially all expenses for warehouses that we manage on behalf of third-party owners, with all reimbursements recognized as revenues under the relevant accounting guidance. We may also earn management fees, incentive fees upon achieving negotiated performance and cost-savings results, or an applicable mark-up on costs. We recognize our revenues as services are provided. We may charge our customers in advance for storage and outbound handling fees, in which case we initially defer rent and storage revenues and recognize it ratably over the storage period. In addition, we defer outbound handling fees until we provide such services. We believe that our historical experience with these services provides us with a strong basis for the amounts deferred and we do not experience significant fluctuations in the deferral percentages from period to period. We recognize transportation fees and expenses on a gross basis upon delivery of products on behalf of our customers. We also recognize management fees and related expense reimbursements as revenues as we perform management services and incur the expense.

Depreciation and Useful Lives of Real Estate Assets

We estimate the depreciable portion of our real estate assets and their related useful lives in order to record depreciation expense. Our ability to accurately estimate the depreciable portions of our real estate assets and their useful lives is critical to the determination of the appropriate amount of depreciation expense recorded and the carrying values of the underlying assets. Any change to the estimated depreciable lives of these assets would have an impact on the depreciation expense we recognize.

Amortization and Useful Lives of Identifiable Intangible Assets

We amortize identifiable intangible assets, other than trade name, which has an indefinite life and is reviewed periodically for impairment, over useful lives based on management’s historical experience and estimated cash flows. Any change in the actual results that differ from the initial assumptions could lead to adjustments in useful lives or impairments, either of which could have an adverse impact on our results of operations.

Impairment of Long-Lived Assets

Long-lived assets held and used are carried at cost and evaluated for impairment annually or when events or changes in circumstances indicate such an evaluation is warranted. A substantial amount of our assets consist of long-lived assets, including real estate and other intangible assets. The evaluation of our long-lived assets for impairment is a subjective process that includes determining whether indicators of impairment exist, such as significant declines in a warehouse’s revenues or cash flows, significant increases in estimated future maintenance costs, occupancy forecasts or other marketplace events that would lead us to believe that there is a decline in market value, which might indicate that the carrying value of our long-lived assets might not be recoverable. When any indicators of impairment exist, the evaluation of such long-lived assets then entails projections of future operating cash flows, which also involves significant judgment. Future events, or facts and circumstances that currently exist, that we have not yet identified, could cause us to conclude in the future that our long-lived assets are impaired. Any resulting impairment loss could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects, and on our ability to service our debt and make distributions to our shareholders.

During the nine months ended September 30, 2017, we evaluated the limestone inventory held at our quarry operations, and determined that approximately $2.1 million of that inventory is not of saleable quality. As a result, we recorded an impairment charge for that amount. In addition, during the nine months ended September 30, 2017, we recorded an impairment charge of $8.4 million in relation to the disposal of two warehouse facilities, and wrote off the remaining leasehold improvement asset of $0.4 million associated with a warehouse facility in the United States, as we do not plan to renew the lease agreement when it expires in 2018.

During 2016, we recorded impairment charges of $9.8 million as a result of the planned disposal of certain facilities, and other idle facilities, with a net book value in excess of their estimated market value. These impairment charges are included in the “Impairment of intangible assets and long-lived assets” line of our audited consolidated statement of operations and comprehensive loss for the year ended December 31, 2016.

Goodwill Impairment Testing

We perform impairment testing of goodwill as of October 1 of each year, and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Our reporting units are comprised of the following operations: U.S. warehouse, U.S. transportation, North America third-party managed, international warehouse, international third-party managed, and international transportation. The goodwill impairment test involves a two-step process. First, a comparison is performed of the fair value of each reporting unit with its aggregate carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step includes comparing the implied fair value of the affected reporting unit’s goodwill with the carrying amount of the goodwill. The results of our 2016 impairment test indicated that the estimated fair value of each of our reporting units was substantially in excess of the corresponding carrying amount as of October 1, and no impairment of goodwill existed. Our most valuable reporting unit, U.S. warehouse, had an estimated fair value approximately 89% greater than its carrying amount as of October 1, 2016.

We estimate the fair values of reporting units based upon the net present value of future cash flows based upon varying economic assumptions, including significant assumptions such as revenue growth rates, operating costs, maintenance costs and terminal value. These assumptions are based on risk-adjusted growth rates and discount factors accommodating conservative viewpoints that consider the full range of variability contemplated in the current and potential future economic situations. We also assess market-based multiples of other market-participant companies, further corroborating that our discounted cash flow models reflect fair value assumptions that are appropriately aligned with market-participant valuation multiples. If future changes to the fair value of our reporting units were to occur, we would be required to perform the second step of the goodwill impairment test to determine the ultimate amount of the impairment loss to record.

Income Taxes and REIT Election

As a REIT, we generally will not be subject to corporate-level U.S. federal income taxes if we meet minimum distribution requirements, and certain income, asset and share ownership tests. However, some of our subsidiaries are subject to U.S. federal, state and local taxes. In addition, foreign entities may also be subject to the taxes of the host country. An allocation is required to be estimated on our taxable income arising from our

TRSs and international entities. A deferred tax component could arise based upon the differences in U.S. GAAP versus tax income for items such as depreciation and gain recognition.

We believe that we have been organized and operated, and intend to continue to operate, in a manner intended to qualify as a REIT under the Code and applicable state laws. A REIT generally does not pay corporate-level U.S. federal income taxes on its REIT taxable income that it distributes to its shareholders, and accordingly we do not pay U.S. federal income tax on the share of REIT taxable income that is distributed to our shareholders. We therefore do not estimate or accrue any U.S. federal income tax expense for income earned and distributed from REIT operations. This estimate could be incorrect, because, due to the complex nature of REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot be assured that we actually have satisfied or will satisfy the requirements for taxation as a REIT for any particular taxable year. For any taxable year that we fail or have failed to qualify as a REIT and for which applicable relief provisions do not or did not apply, we would be taxed at regular corporate rates on all of our taxable income, whether or not we made or make any distributions to our shareholders. Any resulting requirement to pay corporate income tax, including any applicable penalties or interest, could have a material adverse effect on our business, financial condition, liquidity, results of operations and prospects, and on our ability to service our debt and make distributions to our shareholders. Unless entitled to relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year for which qualification was lost. There can be no assurance that we would be entitled to any statutory relief.

Our operating partnership conducts various business activities in the United States, Australia, New Zealand, Argentina, and Canada through several wholly-owned TRSs. A TRS is subject to income tax at regular corporate tax rates. Thus, income taxes for our TRSs are accounted for using the asset and liability method, under which deferred income taxes are recognized for (i) temporary differences between the financial reporting and tax bases of assets and liabilities and (ii) operating loss and tax credit carry-forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not they will be realized based on consideration of available evidence, including tax planning strategies.

Stock-Based Compensation

In accordance with FASB ASC Topic 718, Stock Compensation, as modified or supplemented, or FASB ASC Topic 718, we measure compensation cost for stock-based awards granted to employees and non-employee trustees under our equity incentive plans, which authorize the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards, dividend equivalents with respect to our common shares, cash bonus awards, and performance compensation awards. All stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized on a straight-line basis as expense over the employee’s requisite service period, as adjusted for forfeitures.

For the nine months ended September 30, 2017 and the years ended December 31, 2016, 2015 and 2014, we recognized approximately $1.8 million, $2.5 million, $3.1 million and $2.8 million, respectively, of compensation expense relating to stock options and restricted stock units awarded to employees and non-employee trustees. Charges for stock-based compensation are included as a component of selling, general and administrative expenses in our consolidated statements of operations and comprehensive loss. As of September 30, 2017, there was $6.1 million of unrecognized stock-based compensation expense related to stock options and restricted stock units that will be recognized over a weighted-average period of 3.6 years.

We calculate the fair value of restricted stock units using a combination of a discounted cash flow method and a market comparable method.

We calculate the fair value of stock options awarded as stock-based compensation using the Black-Scholes-Merton option-pricing model, which requires the use of subjective assumptions, including share price volatility, the expected life of the award, risk free interest rate and expected dividend yield. In developing our assumptions, we take into account the following:

•	As a result of our status as a private company for the last several years we have not had sufficient history to estimate the volatility of our common share price. We calculate the expected volatility based on reported data for selected reasonably similar publicly traded companies for which historical information is available. We plan to continue to use the guideline peer group volatility information until the historical volatility of our common shares is relevant to measure expected volatility for future award grants;

•	We determine the risk-free interest rate by reference to implied yields available from U.S. Treasury securities with a remaining term equal to the expected life assumed at the date of the grant;

•	We assume dividend yield is based on our historical distributions paid, excluding distributions that resulted from activities to be one-time in nature;

•	Because we do not have sufficient history of exercise behavior, the expected term of the options is calculated using the assumption that the options will be exercised ratably from the date of vesting to the end of the contractual term for each vesting tranche of awards.

The assumptions used in the Black-Scholes-Merton option pricing model are set forth below:

	2016	2015	2014
Weighted-average expected life	6.6 years	6.5 years	6.5 years
Risk-free interest rate	1.6%	1.9%	2.1%
Expected volatility	33%	40%	45%
Expected dividend yield	2.0%	4.0%	4.0%

The following tables present the numbers of underlying common shares granted to employees and trustees from January 1, 2014 through September 30, 2017 and outstanding as of September 30, 2017:

Period	Grantee Type	# of Options Granted
January 1, 2014 through September 30, 2017	Employee group	5,477,617

Period	Grantee Type	# of Restricted Stock Units Granted
January 1, 2014 through September 30, 2017	Employee and trustee group	844,595

During 2016, we amended the agreement granting YF ART Holdings warrants to purchase 18,574,619 common shares to extend the expiration date from December 10, 2016 to March 10, 2017. As a result of this modification, we calculated the change in the estimated fair value of the warrants before and after the extension date, and concluded that the change in the expiration date increased the estimated fair value of the warrants by $3.9 million, which we recognized as a charge to stock-based compensation expense for the year ended December 31, 2016. In March, July, October and November 2017, we amended the agreement granting the warrants to YF ART Holdings to further extend the expiration date to July 10, 2017, October 10, 2017, November 1, 2017, November 10, 2017 and November     , 2017, respectively. In connection with each of these extensions, the fair value of these warrants decreased. As a result, no charges to stock-based compensation were required.

Recently Issued Accounting Pronouncements

Compensation—Retirement Benefits

In March 2017, the FASB issued Accounting Standard Update (ASU) 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic

Postretirement Benefit Cost. This update requires that the service cost component of net periodic pension and other postretirement benefits (OPEB) (income) expense be presented in the same income statement line item as other employee compensation costs, while the remaining components of net periodic pension and OPEB (income) expense are to be presented outside operating income. Retrospective application of the change in income statement presentation is required, while the change in capitalized benefit cost is to be applied prospectively. ASU 2017-07 is effective for public business entities for fiscal years beginning after December 15, 2017, and fiscal years beginning after December 15, 2018 for nonpublic entities. Early adoption is permitted in the first financial statements (interim or annual) issued for a fiscal year, provided all provisions of the ASU (income statement presentation and capitalization of service cost) are adopted.

Our adoption of this guidance will result in the reclassification of non-service cost components from “Selling, general and administrative” expense to “Other income, net” for all periods presented in our consolidated statements of operations.

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update eliminates step two of the goodwill impairment test, and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. For public business entities that are SEC filers, this ASU is effective for annual and any interim impairment tests for periods beginning after December 15, 2019. Public business entities that are not SEC filers should apply the new guidance to annual and any interim impairment tests for periods beginning after December 15, 2020. For all other entities, the ASU is effective for annual and any interim impairment tests for periods beginning after December 15, 2021. Early adoption is allowed for all entities as of January 1, 2017, for annual and any interim impairment tests occurring after January 1, 2017.

We believe the adoption of ASU 2017-04 will not have a material effect on our consolidated financial statements.

Clarifying the Definition of a Business

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606, Revenue from Contracts with Customers. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. For all other entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. ASU 2017-01 will be applied prospectively to any transactions occurring within the period of adoption. Early adoption is permitted, including for interim or annual periods in which the financial statements have not been issued or made available for issuance.

We early adopted ASU 2017-01 as of the beginning of our fiscal year ending December 31, 2017. The adoption of this ASU has not had a material effect on our consolidated financial statements.

Statement of Cash Flows, Restricted Cash

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. Under this new guidance, entities will be required to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet is required. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those years. For all other entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. We believe the adoption of this ASU will not have a material effect on our consolidated cash flows statement.

Statement of Cash Flows, Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued ASU 2016-15, Cash Payments (a consensus of the Emerging Issues Task Force), which clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows. The guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. This new guidance is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. For all other entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted. Entities will have to apply the guidance retrospectively, but if it is impracticable to do so for an issue, the amendments related to that issue would be applied prospectively. We believe the adoption of this ASU will not have a material effect on our consolidated cash flows statement.

Stock Compensation, Improvements to Employee Share-Based Payment Accounting

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. Under this ASU, entities will be required to recognize the income tax effects of awards in the income statement when the awards vest or are settled (i.e., additional paid-in capital pools will be eliminated). The guidance on employers’ accounting for an employee’s use of shares to satisfy the employer’s statutory income tax withholding obligation and for forfeitures is changing.

The ASU also provides two practical expedients for nonpublic entities. One expedient will allow them to use a simplified method to estimate the expected term for certain awards. The other expedient will allow nonpublic entities that currently measure liability-classified awards at fair value to make a one-time change in accounting principle to measure them at intrinsic value. The guidance is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted in any annual or interim period for which financial statements have not been issued or made available for issuance, but all of the guidance must be adopted in the same period. We believe the adoption of this guidance will not have a material effect on our consolidated financial statements.

Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The update primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. For public companies, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We believe the adoption of this guidance will not have a material effect on our consolidated financial statements.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. ASU 2014-09 provides new guidance related to the core principle that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. During 2016, the FASB issued additional ASUs to clarify certain aspects of ASU 2014-09, including ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net) in March 2016, and ASU 2016-10, Identifying Performance Obligations and Licensing in April 2016. The guidance is effective for fiscal years beginning after December 15, 2017, and interim reporting periods within that fiscal year. We will adopt this guidance in the first quarter of 2018, applying the modified retrospective method. We are currently evaluating the potential impact of adopting ASU 2014-09 on our consolidated financial statements.

Going Concern

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which requires management to evaluate, in connection with preparing financial statements for each annual and interim reporting period, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable) and provide related disclosures. ASU 2014-15 is effective for annual and interim periods beginning after December 15, 2015. Early adoption is permitted. The adoption of this guidance did not have a material effect on our consolidated financial statements.

Hybrid Financial Instruments

In November 2014, the FASB issued ASU 2014-16, Derivatives and Hedging—Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or Equity. This ASU requires a reassessment of hybrid instruments such as preferred shares issued with redemption and conversion features to determine whether debt-like features should be bifurcated and accounted for separately from the equity host contract. For public companies, ASU 2014-16 is effective for annual and interim periods beginning after December 15, 2015.

We reassessed our issued and outstanding Series B preferred shares as required by the new guidance and determined that the instruments do not contain embedded derivatives that must be accounted for separately from the host contract. The adoption of ASU 2014-16 did not impact our consolidated financial statements.

Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU 2016-01, Financial Instruments–Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The update primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. For public companies, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We believe the adoption of this guidance will not have a material effect on our consolidated financial statements.

Lease Accounting

On February 25, 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The following are some of the key provisions of this update:

Lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines.

Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue recognition standard. Similar to today, lessors will classify leases as operating, direct financing, or sales-type.

Existing sale leaseback guidance, including guidance applicable to real estate, is replaced with a new model applicable to both lessees and lessors. A sale leaseback transaction will qualify as a sale only if (1) it meets the sale guidance in the new revenue recognition standard, (2) the leaseback is not a finance lease or a sales-type lease, and (3) a repurchase option, if any, is priced at the asset’s fair value at the time of exercise and the asset is not specialized. If the transaction fails sale treatment, the buyer and seller will reflect it as a financing.

For public companies, the standard is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition, and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. We are currently evaluating the potential impact of adopting this guidance on our consolidated financial statements.

Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships

In March 2016, the FASB issued ASU 2016-05, Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships (a consensus of the FASB Emerging Issues Task Force). ASU 2016-05 clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require de-designation of that hedging relationship provided that all other hedge accounting criteria (including those in paragraphs 815-20-35-14 through 35-18) continue to be met. For public companies, the amendments in ASU 2016-05 are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity has an option to apply the amendments in ASU 2016-05 on either a prospective basis or a modified retrospective basis.

We believe that the adoption of ASU 2016-05 will not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures of Market Risks

Interest Rate Risk

Our future income and cash flows relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates.

As of September 30, 2017, we had $918.5 million of outstanding variable-rate debt. Approximately $857.6 million of this debt consisted of certain mortgage notes and our Existing Senior Secured Term Loan B

Facility bearing interest at one-month LIBOR plus a margin ranging from 1.51% to 3.75% (and, in the case of the Existing Senior Secured Term Loan B Facility subject to a 1.0% LIBOR floor). The majority of the remaining variable rate debt is related to our Australian and New Zealand entities and bears interest at variable rates determined by reference to the Australian Bank Bill Swap Bid Rate (BBSY) and the New Zealand Bank Bill Reference Rate (BKBM), respectively, plus, in each case, 1.4%. At September 30, 2017, one-month LIBOR was slightly above the LIBOR floor, therefore a 100 basis point increase in market interest rates would result in an increase in interest expense to service our variable-rate debt of approximately $9.3 million. A 100 basis point decrease in market interest rates would result in only a $2.7 million decrease in interest expense to service our variable-rate debt.

As of December 31, 2016, we had $852.1 million of outstanding variable-rate debt. Approximately $779.7 million of this debt consisted of certain mortgage notes and our Existing Senior Secured Term Loan B Facility bearing interest at one-month LIBOR plus a margin ranging from 1.51% to 4.75% (and, in the case of the Existing Senior Secured Term Loan B Facility subject to a 1.0% LIBOR floor). The majority of the remaining variable rate debt is related to our Australian and New Zealand entities and bears interest at variable rates determined by reference to the BBSY and BKBM, respectively, plus, in each case, 1.4%. At December 31, 2016, one-month LIBOR was well below the LIBOR floor, therefore the effect of a 100 basis point increase or decrease in market interest rates would not result in the full expected impact. A 100 basis point increase in market interest rates would result in an increase in interest expense to service our variable-rate debt of approximately $6.8 million. A 100 basis point decrease in market interest rates would result in only a $0.7 million decrease in interest expense to service our variable-rate debt.

Foreign Currency Risk

Our international revenues and expenses are generated in the currencies of the countries in which we operate, such as Australia, New Zealand, Argentina and Canada. When the local currencies in these countries decline relative to our reporting currency, the U.S. dollar, our consolidated revenues, contribution (NOI) margins and net investment in properties and operations outside the United States decrease.

We attempt to mitigate a portion of the risk of currency fluctuation by financing our foreign investments in local currency denominations, effectively providing a natural hedge. However, given the volatility of currency exchange rates, there can be no assurance that this strategy will be effective. As a result, changes in the relation of the currency of our international operations to U.S. dollars may also affect the book value of our assets and the amount of shareholders’ equity. A 10% reduction in the functional currencies of our international operations, relative to the U.S. dollar, would have resulted in a reduction in our shareholders’ equity of approximately $8.4 million as of September 30, 2017 or $7.8 million as of December 31, 2016.

For the nine months ended September 30, 2017 and the years ended December 31, 2016, 2015 and 2014, revenues from our international operations were $214.5 million, $277.2 million, $260.0 million and $288.7 million, respectively, which represented 18.8%, 18.6%, 17.6% and 19.1% of our consolidated revenues, respectively.

Net assets in international operations were approximately $84.4 million, $78.4 million, $78.4 million and $142.2 million as of September 30, 2017 and December 31, 2016, 2015, and 2014, respectively.

The effect of a change in foreign exchange rates on our net investment in foreign subsidiaries is reflected in the “Accumulated Other Comprehensive Income (Loss)” component of equity.

INDUSTRY OVERVIEW

The following includes a market study prepared by GCCA and an excerpt from a market report prepared by Cushman. GCCA represents all major industries engaged in temperature-controlled logistics and unites partners to facilitate communication, networking, and education for the perishable food industry. The forecasts and projections in this section are based on GCCA’s experience and expertise within the temperature-controlled warehouse industry and other sources and Cushman’s experience and expertise within the real estate industry generally and the temperature-controlled sub-market in particular and other sources, although there is no assurance that any of the projections will be accurate. We believe that this study and report are reliable, but we have not independently verified the information in this study and report nor have we verified any underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements.” Information in this section that pertains to our company has been prepared by our company’s management.

Temperature-controlled warehouses play an essential role in supporting the food industry. Food producers, distributors, retailers and e-tailers constitute the primary customers of temperature-controlled warehouses. Demand for space in temperature-controlled warehouse properties is closely linked to the stable economic profile of the consumer non-discretionary product markets.

United States

As of October 2015 (the latest period for which information is available at the time of this report), the total capacity of temperature-controlled warehouse space in the United States was 4.2 billion cubic feet. Approximately 75% of the total temperature-controlled warehouse space in the United States is owned or managed by storage and logistics companies, referred to as outsourced space. The remaining approximately 25% is owned and managed primarily by the food producers, and also, to a lesser extent, distributors, retailers and e-tailers and other businesses that move their own goods through the cold chain, referred to as in-house space. In the United States, growth in outsourced space has been driven by both efficiency of the third-party providers and customers’ desire to minimize capital investments and redeploy capital into their respective core businesses. From 2005 to 2015, the total amount of U.S. temperature-controlled warehouse capacity, as measured by cubic feet, outsourced by food producers, distributors, retailers and e-tailers and other comparable participants in the cold chain has grown at a compounded annual growth rate of approximately 3.0%. The following graph sets forth the growth in U.S. temperature-controlled warehouse space from 2005 to 2015 by cubic feet (the latest period for which information is available), displaying outsourced space and in-house space.

Outsourced vs. In-House U.S. Temperature-Controlled Warehouse Capacity

Source: USDA National Agricultural Statistics Service. Numbers from “Refrigerated Space: By Type of Warehouse” chart. In-house data is not comprehensive with respect to space owned by distributors and retailers.

Note: Gross Space. Apple and pear storage capacity not included. Frozen juice tanks included.

U.S. Competitive Overview

Outside the four largest owners of temperature-controlled warehouses, the U.S. temperature-controlled warehouse industry is highly fragmented with only a handful of participants having a presence nationwide and the large majority of participants having only a regional or local presence. We estimate that the four largest U.S.-based firms have 49.4% of total space as of October 2017. We estimate that the remaining portion of temperature-controlled warehouse space in the United States is owned by approximately 190 other firms, with no individual firm holding more than 3% of total temperature-controlled warehouse space in the United States. All firms tend to compete with each other in the geographic areas in which they have a presence, regardless of their overall size.

The following chart includes the top ten U.S. cold chain participants based on millions of cubic feet within their temperature-controlled warehouse network as of October 2017.

Estimate of U.S. Temperature-Controlled Market Share

(as of October 2017)

Source: IARW Top Companies in USA and North America, October 2017 and USDA National Agricultural Statistics Service, “Refrigerated Space: By Type of Warehouse” chart. Company figures provided by our company.

Global

As of June 2016 (the latest period for which information is available at the time of this report), the total capacity of temperature-controlled warehouse space globally (including the United States) was 21.2 billion cubic feet. The percentage of in-house space relative to outsourced space is not consistently reported in developing countries, but based on available data and market research, GCCA believes that in-house storage constitutes a higher share of global temperature-controlled space than in the United States as a result of limited infrastructure and experienced third-party providers in many international markets. Consistent with the United States, growth in outsourced space (as compared to in-house space) abroad is driven by both efficiency of the third-party providers and customers’ desire to minimize capital investments and redeploy capital into core businesses.

The following chart sets forth the temperature-controlled market share of the top 25 global cold chain participants based on millions of cubic feet within their temperature-controlled warehouse network, as of October 2017.

Estimate of Global Temperature-Controlled Market Share

(as of October 2017)

Source: GCCA and IARW Top Companies in USA and North America, October 2017. Company figures provided by our company.

As of October 2017, the 25 largest owners of temperature-controlled warehouse space had 19% of the total temperature-controlled warehouse space globally.

Operating Costs

Labor and power constitute the principal sources of operating costs in the temperature-controlled warehouse industry, which GCCA estimates to be 63% and 15%, respectively, of total industry-wide operating costs during the twelve months ended December 31, 2015 (the latest period for which information is available at the time of this report). In the United States, GCCA anticipates that labor costs, which include handling labor and benefits, will rise approximately 3.5% to 4.2% per year over the next two years as the U.S. unemployment rate continues to decline. With respect to power, the average temperature-controlled warehouse consumes 7.5 million kilowatt hours of electrical power per year. During the period beginning December 31, 2014 and ending September 30, 2017, industrial electricity rates have declined 1.6%, but GCCA expects that electricity rates will increase by 2.3% from September 2017 to September 2018. Led by rising labor costs, total operating costs across the temperature-controlled warehouse industry are expected to increase by 3.2% per year over the next two years.

Construction Costs Overview

Temperature-controlled warehouse construction costs, which we consider replacement costs, fluctuate over time based on a number of factors, including location and property type. There are two main themes to understand about construction costs for the temperature-controlled storage sector; first, the construction costs for temperature-controlled storage facilities can be as high as double the price per square foot in comparison to standard warehouses, and second, construction costs increase with a lower temperature requirement.

Each temperature-controlled warehouse’s location must also be taken into account, as local costs can vary with labor, materials and municipal regulations. Construction costs can be considerably higher in major metropolitan areas in contrast with rural areas. After controlling for location, according to research conducted by Marshall Swift Valuation Services, or MVS, and compiled by Cushman, as of February 2016 (the latest period for which information is available at the time of this report), base construction costs for temperature-controlled facilities increased from 3% to 9% over a ten-year period since 2006, which has resulted in average annual growth of 3%. Cushman expects construction costs to continue to grow consistent with this pattern in the near future.

Additionally, as shown in the chart below, the construction cost per square foot can range from approximately $95 to $250 per square foot (assuming a 50 foot clearance height) for temperature-controlled storage facilities and can vary based on the type of refrigeration, with freezer space the highest cost and cooler space the lowest cost. The construction costs associated with temperature-controlled warehouses (along with more specific location requirements and necessity of greater operational expertise) create higher barriers to entry in the temperature-controlled storage industry as compared to standard ambient warehouses.

Construction Costs $/SF as of February 2016

(Cold Storage based on Temperature Type)

As compared to standard ambient warehouses, temperature-controlled warehouses generally have similar square footage but higher ceiling heights as space is leased by pallet positions with floor-to-ceiling racking configurations. While a ceiling height was assumed in the data above for comparison purposes, ceiling heights vary from asset to asset for temperature-controlled warehousing. This can have a significant impact on construction costs when measured on a per square foot basis. As of February 2016 (the latest period for which information is available as of the time of this report), construction costs increased at a rate ranging from 2.0% to 3.2% per foot of ceiling height. As a result, increased ceiling heights in temperature-controlled warehouses are a key factor in construction cost efficiencies.

Occupancy Levels

Optimal physical occupancy levels for a temperature-controlled warehouse vary based on a variety of factors, including the intended customer base, the type and location of the facility, the handling services provided, inventory turnover, the needs of the customers served therein and seasonal supply and demand conditions related to the types of products stored. Depending on warehouse type and the nature and needs of the customers serviced therein, GCCA members typically seek to maintain approximately 15% of total warehouse space as unoccupied in order to be able to efficiently place, store and retrieve products from pallets, particularly during periods of greatest occupancy or high volume.

Overview of Demand

Stable Demand for Temperature-Sensitive Products

In developed countries with established temperature-controlled warehouse infrastructure, aggregate total demand for frozen foods has historically remained stable even during periods of economic turmoil. For example, during the global financial crisis from 2008 to 2010, demand for temperature-sensitive products in restaurants declined but the amount of frozen food products consumed at home increased. This relatively inelastic demand in the frozen products industry leads to consistent demand for temperature-controlled warehouse space in the cold chain. GCCA expects this demand profile to continue in the foreseeable future, with families continuing to rely on frozen foods for price and convenience.

The following figures set forth total revenues for the temperature-controlled warehouse industry from 2006 to 2017. For the ten-year period ended December 31, 2016, total temperature-controlled warehouse industry revenues in the United States had a compounded annual growth rate of 2.6%.

U.S. Temperature-Controlled Warehouse Industry Revenues (2006-2017E)

Source: IBIS Report as of February 2017.

Urbanization is Increasing Demand for Frozen Food and Temperature-Controlled Storage Services

Urbanization is associated with demand for foods in forms that are convenient to consume, including frozen foods for preparation at home and foods consumed in restaurants. Urban areas in emerging market economies worldwide are likely to have larger populations in the middle-to-high income strata, who have the purchasing power to drive demand for frozen and perishable food distribution. Furthermore, dense population centers outside major food producing regions require greater storage capacity and logistics services to support longer storage and transportation periods. Urban populations globally have been steadily increasing and are projected to increase from 49% of the total global population in 2000 to 60.1% of the total global population by 2019.

The following chart represents the growing global urban population as a percent of the total global population from 2000 forecasted through 2019.

Source: Economist Intelligence Unit data based on 51 largest countries.

Note: Based on population in areas defined as urban in 51 largest countries.

Growing populations combined with a material expansion of the middle class in emerging economies will further increase food preservation demand over the next decade as utilization and consumption continues to increase. The global population is approximately 7.6 billion in 2017 and is expected to reach 7.8 billion by 2020. From 2010 to 2016, the global population has grown at a cumulative annual growth rate of approximately         % and is expected to grow at approximately the same rate from 2017 to 2020. The increase in the global population, along with the high percentage of food being wasted each year, has exerted pressure on governments and food producers to reduce waste. Temperature-controlled warehouses play a key role in the storage and preservation of food, and should expect a material increase in demand in the coming years. The following chart represents the growing global population from 2009 forecasted through 2020.

Source: United Nations, Department of Economic and Social Affairs, Population Division (2017). World Population Prospects: The 2017 Revision, DVD Edition.

Note: Population is the sum of all residents within a defined country regardless of legal status or citizenship.

Proximity of Warehouses to Critical Stages of Cold Chain

The demand for storage space at a temperature-controlled warehouse or network of temperature-controlled warehouses is largely dependent on whether the warehouse or network is located in a strategic location relative to its intended customer base. Cold chain participants have sought to contain costs and manage cold chain complexities by focusing on the efficient storage and movement of their frozen and perishable food products through the cold chain with an emphasis on storing their products in close proximity to production facilities and in strategically located distribution centers with cost-efficient access to end markets. GCCA expects that the need for additional warehouse capacity in strategic locations near production and distribution centers will continue to generate steady demand for owners and operators of well-located temperature-controlled warehouse capacity.

In addition, GCCA believes access to handling and other warehouse services that move products through an integrated cold chain from production to distribution to the point of sale to end users will enhance demand for storage space for temperature-controlled warehouse owners with significant scale. GCCA also believes that, because of the size and scale of the retail industry, large-scale food producers, distributors, retailers and e-tailers often prefer to work with temperature-controlled warehouse operators that have the network and scale to manage the supply-chain.

Ability to Service Large Cold Chain Participants

Based on the 2016 IARW Productivity and Benchmarking Report, the average temperature-controlled warehouse in the United States and Canada handled 7,735 pounds per labor hour in 2016 (up from 4,027 in 2014, 3,940 in 2012 and 3,150 in 2008) and saw annual throughput of 386 million pounds on average. Tight capacity of temperature-controlled warehouse space during peak production periods and the increasing complexity and cost of moving goods of this size and scale through the cold chain present logistical challenges to large food producers, distributors, retailers and e-tailers. Temperature-controlled storage ensures that the products sold by these cold chain participants stay safe, from the point of harvest or manufacturing all the way to the point of sale to end users. The efficiency of the logistics chain is key to the cost-effective offering of temperature-sensitive products delivered to customers in a timely manner. As a result, dependable access to temperature-controlled warehouse space on a contracted, long-term basis is becoming increasingly important to larger cold chain participants. The volume of products moved through the cold chain by food producers, distributors, retailers and e-tailers drives significant demand for temperature-controlled warehouse space, in particular with respect to owners that can provide storage across an integrated and comprehensive network of warehouses.

Handling Capabilities to Support Diverse Consumer Preferences

There has been a proliferation of frozen and perishable food product types in recent years in response to consumer preferences. While particularly true in developed countries with large and established middle classes, developing countries with expanding middle classes are also experiencing this trend. For example, one facility which serves a major processor of dairy creamers now holds more than 75 different types of creamers for that single customer. This so-called “SKU proliferation,” named in reference to the alphanumeric identification assigned to individual products for inventory tracking purposes, has enhanced the complexity of the cold chain for food producers, distributors, retailers and e-tailers by increasing the variety of products they must move to distinct end-markets. Furthermore, end-market grocers and other retailers often insist upon receiving customized pallets with specific product mixes and pallet build-outs, and customers expect the delivery of goods to be almost instantaneous, with same-day or next-day delivery playing an increasingly prominent role in the cold chain. In order to meet this demand and keep costs low, manufacturers have become increasingly focused on the many variables related to temperature-controlled storage logistics and the ability of temperature-controlled storage providers to help manage and optimize the complexity of the cold chain. As a result, GCCA anticipates that demand will continue to increase for temperature-controlled warehouse space supplied by operators having the capability to provide customized storage, service and logistics solutions for large quantities and varieties of goods.

International Trade

International trade of temperature-sensitive food products serves as another driver of demand for temperature-controlled warehouse space. According to IBISWorld, as of September 2016 (the latest date as of which information is available at the time of this report), more than 15% of the U.S. frozen-packaged goods industry revenues were generated from exports or imports. The ability of food producers, distributors, retailers and e-tailers to export or import temperature-sensitive products is completely dependent upon the availability of temperature-controlled warehouse space at several points in the global cold chain, particularly in strategic port locations. Some larger owners and operators of temperature-controlled warehouse space have also invested in overseas production systems to supply the targeted population with the necessary cold chain to support increasing preference for temperature-sensitive goods. GCCA expects international trade to continue to drive demand for temperature-controlled warehouse capacity as (i) larger owners and operators of temperature-controlled warehouse space continue to facilitate increasing demand for temperature-sensitive products, and (ii) countries with cost advantages continue to export temperature-sensitive food products regardless of changes in their respective domestic economies.

Non-Food Products Driving Demand for Temperature-Controlled Warehouse Space

Food products are not the only goods that are reliant upon the cold chain. Many pharmaceutical, floral and electronic goods are temperature-sensitive products that require specific storage temperatures and a high level of related handling and other warehouse services to accommodate their movement through the cold chain, such as the placement of products for storage and preservation, blast freezing, case-picking, kitting and repackaging and other recurring handling services to retrieve the products from storage and prepare them for delivery. Historically, producers of these goods have relied upon proprietary temperature-controlled facilities and distribution networks to manage their respective cold chains. While data with respect to alternative products is limited at the time of this report, GCCA believes that non-food temperature-sensitive products already play a significant role in the cold chain today and expects that non-food temperature-sensitive products will continue to serve as an important driver of demand for temperature-controlled warehouses in the future.

Overview of Supply and Growth Forecast

High Occupancy Driving Expansion and Development Opportunity in the United States

Since 2013, 83 new “outsourced” temperature-controlled warehouses opened or were in development across the United States. The following map demonstrates the temperature-controlled warehouses that have been completed or are under development since 2013 in the United States.

Note: warehouses in the planning stage are omitted from the map to protect confidential business sources.

Despite these new developments, cold chain participants have continued to report challenges in finding third-party warehouse space, particularly in strategically valuable areas such as those located near production facilities or major metropolitan areas in the United States. Supply constraints have posed a particular challenge to large scale food producers, distributors, retailers and e-tailers during periods of peak warehouse occupancy. Based on current occupancy levels in strategic markets in the United States for temperature-controlled warehouse space and GCCA’s estimates regarding the need for temperature-controlled warehouse space on a per capita basis, the total opportunity for temperature-controlled warehouse growth in the United States over the next five years is 535 million cubic feet. The market opportunity estimate takes into account the planned construction and closures of a number of smaller facilities over the next five years. GCCA forecasts, beginning in 2018, owners and operators of U.S. temperature-controlled warehouses as a whole will show a five year compounded annual growth rate in revenues of 4%. This forecast is based on GCCA’s view that U.S. demand from food producers, distributors, retailers and e-tailers exceeds currently available temperature-controlled capacity in the United States. Expectations regarding revenue growth are largely tied to demand side considerations that vary across regions, including population trends, consumer preferences and regional food safety concerns. Revenue growth rates in developing countries vary considerably and are highly dependent upon location, rate of expansion of temperature-controlled warehouse space, existence and scope of requisite infrastructure and other local factors.

Global Markets

There are large unmet needs for temperature-controlled warehouse infrastructure outside the developed world. Many developing countries have experienced substantial increases in their cold chain infrastructure supply in an effort to keep pace with increased demand for frozen and perishable food products. GCCA has estimated a need for additional temperature-controlled warehouse capacity in certain developing countries of approximately 14 billion cubic feet, based upon a 15-year development horizon and assuming temperature-controlled warehouse industry progression comparable to developed markets. In developed countries outside the United States (e.g., Australia and New Zealand), GCCA expects that the stable demand for temperature-sensitive food products will continue to drive stable demand and consistent occupancy for temperature-controlled warehouses, but with limited revenue growth. Expectations regarding revenue growth are largely tied to demand side considerations that vary across regions, including population trends, consumer preferences and regional food safety concerns. Revenue growth rates in developing countries vary considerably and are highly dependent upon location, rate of expansion of temperature-controlled warehouse space, existence and scope of requisite infrastructure and other local factors.

Dearth of Global Integration

In general, the current ownership of space in the temperature-controlled warehouse industry in the United States and globally is fragmented and has created a lack of integration in the domestic and global cold chain network, forcing many participants to arrange temperature-controlled warehousing needs with separate providers in individual geographic regions. In addition, the scale and scope of services provided in a given temperature-controlled warehouse varies greatly.

Market Opportunities

In the United States, the combination of tight warehouse capacity, increased demand for a range of handling and other warehouse services and the stable and relatively inelastic demand for frozen and perishable food products should fuel steady demand for temperature-controlled warehouse space and drive growth in related revenues. In other developed countries, demand for temperature-controlled warehouse space should remain relatively steady in the coming years based on the stable and relatively inelastic demand for frozen and perishable food products. GCCA believes that an owner with a large-scale network of high-quality temperature-controlled warehouses will be well-positioned to take advantage of these trends by capturing customer demand for warehouse space and enhancing the value of the cold chain to its customers by allowing consolidation of storage needs onto a single integrated platform or network. An owner with the ability to provide value-added services to supplement its network would further support its ability to capitalize on this market opportunity.

GCCA also believes that the underdeveloped nature of the temperature-controlled warehouse industry in many developing countries—particularly those with an expanding middle class and increasing appetite for frozen and perishable foods like meat, dairy and produce—should benefit owners and operators of temperature-controlled warehouses with the financial wherewithal to take advantage of the market opportunity.

TEMPERATURE-CONTROLLED WAREHOUSES CUSHMAN & WAKEFIELD REPORT

The following includes an excerpt from a market report prepared by Cushman. The forecasts and projections in this section are based on Cushman’s experience and expertise within the real estate industry generally and the temperature-controlled sub-market in particular and other sources, although there is no assurance that any of the forecasts or projections will be accurate. We believe that this report is reliable, but we have not independently verified the information in this report nor have we investigated or verified any underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the data presented herein, estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Forward-Looking Statements.”

The table and graph below present historical capitalization rates for national ambient warehouse properties as reported in the PricewaterhouseCoopers Real Estate Investor Survey from September 30, 2017 (the latest period for which information is available at the time of this report). Capitalization rates are used to help assess the value of a property and represent the ratio of a property’s annual net operating income to its purchase price.

Ambient Warehouse Capitalization Rates

(as of September 30, 2017)

Source: PricewaterhouseCoopers Real Estate Investor Survey

Compiled by Cushman & Wakefield - Valuation & Advisory

As illustrated above, overall capitalization rates sought by ambient warehouse investors steadily declined from the early 2000s through 2007, falling from an average of 8.12% to 6.48%. Following the 2008 financial crisis and the ensuing credit market freeze, overall capitalization rates increased from their 2007 lows to 8.80% for ambient warehouse investments. Subsequently, rates resumed a downward march for ambient warehouse investments from December 31, 2009 through September 30, 2017, where rates fell approximately 125 basis points below their 2007 lows. As illustrated above, overall capitalization rates are starting to level off with an average of 5.22% for ambient warehouse investments.

Because of the highly specialized and custom-designed nature of many temperature-controlled warehouses, there are relatively few sale transactions in the cold storage sector relative to the ambient warehouse sector. The thin market activity associated with temperature-controlled warehouses limits Cushman’s ability to definitively establish a general temperature-controlled warehouse capitalization rate or detail sector-wide changes based solely on empirical temperature-controlled warehouse transaction data. Cushman believes, however, that capitalization rates in the ambient warehouse sector represent a basis for analyzing the capitalization rates applicable to temperature-controlled facilities because of the baseline similarities between these assets and the mission critical role each type of asset plays in commerce. Using ambient warehouse capitalization rates and taking into account the temperature-controlled sale transactions of which Cushman is aware, Cushman’s general market experience and industry knowledge, and Cushman’s discussions with its regional brokers across the United States that cover relevant sectors, Cushman’s observation is that, as of the date of its report, market capitalization rates in the temperature-controlled warehouse sector for triple net leased temperature-controlled facilities ranged from 6.25% to 7.25% and for owner operated temperature-controlled facilities ranged from 7.50% to 8.25%, in each case, as of the date of the Cushman report. The higher capitalization rates attributable to the owner operated facilities are attributable to the net operating income derived from the handling and other services provided by the owner to customers at the facility. Cushman believes that temperature-controlled facilities have benefited from the same capitalization rate compression that has helped drive values in the ambient warehouse sector since the global financial crisis, which is also supported by the limited empirical data available on temperature-controlled sale transactions.

The ranges indicated above may vary over time and may not reflect the capitalization rates that would be appropriate for the valuation of any of our temperature-controlled warehouses. Additionally, the ranges presented above are only for a depiction of the general industrial sector and capitalization rates vary over time based upon a variety of factors, including factors unrelated to a particular property’s operations (such as interest rates, general economic conditions, the perceived attractiveness of real estate as an investment, etc.). As with any property type, the capitalization rate for an individual property will vary based on a number of factors. Some of these characteristics to consider for the temperature-controlled warehouse industry include the credit quality of tenants, terms of customer contracts, location and proximity to major transportation arteries (highways/railways) and/or customer processing or production facilities, age/condition of the property and refrigeration equipment, supply/demand in the surrounding market, and type of cooler/freezer space.

BUSINESS AND PROPERTIES

Overview

We are the world’s largest owner and operator of temperature-controlled warehouses. We are organized as a self-administered and self-managed REIT with proven operating, development and acquisition expertise. As of September 30, 2017, we operated a global network of 160 high-quality warehouses encompassing 945.3 million cubic feet, with 142 warehouses in the United States, six warehouses in Australia, seven warehouses in New Zealand, two warehouses in Argentina and three warehouses in Canada. Upon the completion of this offering, we will be the first publicly traded REIT focused on the temperature-controlled warehouse industry.

We consider our temperature-controlled warehouses to be “mission critical” real estate in the markets we serve from “farm to fork” and an integral component of the temperature-controlled food infrastructure supply chain, which we refer to as the “cold chain.” The cold chain is vital for maintaining the quality of food producers’, distributors’, retailers’ and e-tailers’ temperature-sensitive products, protecting brand reputation and ensuring consumer safety and satisfaction. Our customers depend upon the location, high-quality, integration and scale of our portfolio to ensure the integrity and efficient distribution of their products. Many of our warehouses are located in key logistics corridors in the countries in which we operate, including strategically critical U.S. and international MSAs, while others are connected or immediately adjacent to customers’ production facilities. We believe our strategic locations and the extensive geographic presence of our integrated warehouse network are fundamental to our customers’ ability to optimize their distribution networks while reducing their capital expenditures, operating costs and supply-chain risks. Many of the warehouses in our real estate portfolio have been modernized to reduce our power costs and increase their competitive position through reliable temperature-control systems and processes.

We consider ownership of our temperature-controlled warehouses to be fundamental to our business, our ability to attract and retain customers and our ability to achieve our targeted return on invested capital. We believe that the ownership of our real estate provides us with cost of capital and balance sheet advantages, stemming from the attractive financing options available to real estate owners and the tax advantages of being a REIT. We also believe that consolidation of the ownership and operation of our portfolio significantly enhances the value of our business by allowing us to provide customers with our complementary suite of value-added services across one integrated and reliable cold chain network. Ownership of our integrated cold chain network enhances our ability to efficiently reposition customers and undertake capital improvements or other modifications on their behalf without the need to obtain third-party approvals. Our decision to own, rather than lease, a significant majority of our warehouses provides us with better control over the specialized nature of our assets and greater influence over our warehouse locations on a long-term basis, which is crucial to meeting our customers’ “mission-critical” cold chain needs.

We view and manage our business through three primary business segments—warehouse, third-party managed and transportation.

Our core business is our warehouse segment, where we provide temperature-controlled warehouse storage and related handling and other warehouse services. In our warehouse segment, we collect rent and storage fees from customers to store their frozen and perishable food and other products within our real estate portfolio. We also provide our customers with handling and other warehouse services related to the products stored in our buildings that are designed to optimize their movement through the cold chain, such as the placement of food products for storage and preservation, the retrieval of products from storage upon customer request, blast freezing, case-picking, kitting and repackaging and other recurring handling services.

Under our third-party managed segment, we manage warehouses on behalf of third parties and provide warehouse management services to several leading food retailers and manufacturers in customer-owned facilities, including some of our largest and longest-standing customers. We believe using our third-party management services allows our customers to increase efficiency, reduce costs, reduce supply-chain risks and focus on their core businesses. We also believe that providing third-party management services to many of our key customers underscores our ability to offer a complete and integrated suite of services across the cold chain.

In our transportation segment, we broker and manage transportation of frozen and perishable food and other products for our customers. Our transportation services include consolidation services (i.e., consolidating a customer’s products with those of other customers for more efficient shipment), freight under management services (i.e., arranging for and overseeing transportation of customer inventory) and dedicated transportation services, each designed to improve efficiency and reduce transportation and logistics costs to our customers. We typically provide these transportation services at cost plus a service fee or, in the case of our consolidation services, we charge a fixed fee.

We believe our transportation services, together with our value-added services, provide our customers with a comprehensive solution for storing and transporting their products through the cold chain. We also believe that this comprehensive solution ultimately enhances the value of our real estate by differentiating us from our competitors, enhancing customer retention and driving warehouse storage and occupancy.

Our global footprint enables us to efficiently serve over 2,600 customers consisting primarily of producers, distributors, retailers and e-tailers of frozen and perishable food products, such as fruits, vegetables, meats, seafood, novelties, dairy and packaged foods. We believe the creditworthiness and geographic diversity of our customer base provide us with stable cash flows and a strong platform for growth. The weighted average length of our relationship with our 15 largest customers in our warehouse segment exceeds 35 years. The total warehouse segment revenues generated by our 15 largest customers in our warehouse segment have been steady over the last three years, representing 50%, 51% and 52% of our total warehouse segment revenues for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, respectively. Each of these 15 largest customers has been in our network for the entirety of these periods.

We believe we are entering a new growth period for our company. In 2010, we solidified our position as the largest owner and operator of temperature-controlled warehouses in the world with our acquisition and integration of 74 temperature-controlled warehouses (representing 416 million cubic feet) from Versacold. Over the last five years, we have:

•	assembled a new and talented senior management team based on their real estate, food and logistics industry expertise and ability to bring best practices from outside the temperature-controlled storage industry to our operations;

•	spent over $635 million to grow and maintain our warehouse business and optimized our real estate portfolio by relocating customers within our network to consolidate occupancy, reduce costs and increase profitability;

•	utilized a strategic approach to recurring maintenance capital expenditures and repair and maintenance expenses to maintain the high quality and operational efficiency of our warehouses;

•	implemented new commercial business development and underwriting standards and processes;

•	transitioned a significant portion of our rent and storage revenues generated on an as-utilized, on-demand basis to a fixed storage commitment basis, as evidenced by the annualized rent and storage revenues generated from our fixed storage commitment contracts and leases as of September 30, 2017 equaling 38.3% of our total warehouse segment rent and storage revenues for the twelve months ended September 30, 2017;

•	invested over $60 million on our information technology platform and customer interface to create an integrated and scalable information technology system;

•	enhanced our operating and financial results and realized strong same store contribution (i.e., net operating income (NOI)) growth in our warehouse segment of 13.5% for the nine months ended September 30, 2017 and 2.1% and 3.2% for the years ended December 31, 2016 and December 31, 2015 or, on a constant currency basis, 13.1% for the nine months ended September 30, 2017 and 2.9% and 6.1% for the years ended December 31, 2016 and December 31, 2015, in each case, compared to the corresponding prior period;

•	repositioned our balance sheet to provide flexibility for expansion and growth of our portfolio;

•	implemented a strategic effort to exit or sell non-strategic warehouses; and

•	established a substantial expansion and development pipeline built around disciplined and consistent internal underwriting parameters designed to generate strong risk-adjusted returns.

We believe these initiatives, combined with our size, scope, experience and status as the first publicly-traded REIT focused on the temperature-controlled warehouse industry, will position us to grow our warehouse portfolio, expand our customer base, enhance our market share and create value for our shareholders.

Our Warehouse Portfolio

As of September 30, 2017, our 160 warehouses contained approximately 945.3 million cubic feet and approximately 3.2 million pallet positions. We believe that the volume of cubic feet in our warehouses and the number of pallets contained therein provide a more meaningful measure of our storage space than warehouse surface area expressed in square feet as customers generally contract for storage on a pallet-by-pallet basis, not on a square footage basis. Our warehouses feature customized racking systems that allow for the storage of products on pallets in horizontal rows across vertically stacked levels. Our racking systems can accommodate a wide array of different customer storage needs. The following table provides summary information regarding the warehouses in our portfolio that we owned, leased or managed as of September 30, 2017.

Country / Region	# of warehouses	Cubic feet (in millions)		% of total cubic feet	Pallet positions (in thousands)	Average physical occupancy (1)	Revenues (2) (in millions)	Applicable segment contribution (NOI) (2)(3) (in millions)	Total customers (4)
Owned / Leased (5)
United States
Central	34	241.3		27%	874.3	74%	$231.8	$78.1	862
East	24	166.0		19%	540.2	76%	247.3	65.4	752
Southeast	38	178.2		20%	575.6	77%	203.1	56.3	674
West	38	223.8		25%	972.6	80%	256.8	98.1	755

United States Total / Average	134	809.4		91%	2,962.8	77%	$939.0	$297.9	2,365

International
Australia	5	47.6		5%	142.7	94%	$153.3	$35.5	85
New Zealand	7	22.8		3%	72.9	84%	32.9	9.8	98
Argentina	2	9.7		1%	21.6	83%	13.8	3.4	30

International Total / Average	14	80.2		9%	237.2	90%	$200.1	$48.7	204

Owned / Leased Total / Average	148	889.5		100%	3,200.0	78%	$1,139.1	$346.6	2,612

Third-Party Managed
United States	8	41.5		74%	—	—	$216.7	$10.3	8
Australia	1	—	(6)	—	—	—	8.1	1.7	1
Canada	3	14.3		26%	—	—	18.2	2.2	3
Third-Party Managed Total / Average	12	55.8		100%	—	—	$243.0	$14.2	12

Portfolio Total / Average	160	945.3			3,200.0	78%	$1,382.0	$360.7	2,633

(1)	We define average physical occupancy as the average number of occupied pallets divided by the estimated number of average physical pallet positions in our warehouses for the twelve months ended September 30, 2017. We estimate the number of physical pallet positions by taking into account actual racked space and by estimating unracked space on an as-if racked basis. We base this estimate on the total cubic feet of each room within the warehouse that is unracked divided by the volume of an assumed rack space that is consistent with the characteristics of the relevant warehouse. On a warehouse by warehouse basis, rack space generally ranges from two to three feet depending upon the type of facility and the nature of the customer goods stored therein. The number of our pallet positions is reviewed and updated quarterly, taking into account changes in racking configurations and room utilization.
(2)	Last twelve months ended September 30, 2017.
(3)	We use the term “segment contribution (NOI)” to mean a segment’s revenues less its cost of operations (excluding any depreciation, depletion and amortization, impairment charges and corporate-level selling, general and administrative expenses). The applicable segment contribution (NOI) from our owned and leased warehouses and our third-party managed warehouses is included in our warehouse segment contribution (NOI) and third-party managed segment contribution (NOI), respectively. See “Summary—Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Data and Operating Data” for more information.
(4)	We serve some of our customers in multiple geographic regions and in multiple facilities within geographic regions. As a result, the total number of customers that we serve is less than the total number of customers reflected in the table above that we serve in each geographic region.

(5)	As of September 30, 2017, we owned 112 of our U.S. warehouses and ten of our international warehouses, and we leased 22 of our U.S. warehouses and four of our international warehouses. As of September 30, 2017, seven of our owned facilities are located on land that we lease pursuant to long-term ground leases.
(6)	Constitutes non-refrigerated, or “ambient,” warehouse space. This facility contains 330,527 square feet of ambient space.

We own, develop and manage multiple types of temperature-controlled warehouses, which allows us to service our customers’ needs across our network. Our warehouse portfolio consists of five distinct property types:

•	Distribution. As of September 30, 2017, we owned or leased 59 distribution centers with approximately 463.1 million cubic feet of temperature-controlled capacity and 1.5 million pallet positions. Distribution centers typically house a wide variety of customers’ finished products until future shipment to end users. Each distribution center is located in a key distribution hub that services a distinct surrounding population center in a major market.

•	Public. As of September 30, 2017, we owned or leased 46 public warehouses with approximately 205.5 million cubic feet of temperature-controlled capacity and 823.3 thousand pallet positions. Public warehouses generally store multiple types of inventory and cater to small and medium-sized businesses by primarily serving the needs of local and regional customers.

•	Production Advantaged. As of September 30, 2017, we owned or leased 39 production advantaged warehouses with approximately 203.1 million cubic feet of temperature-controlled capacity and 864.6 thousand pallet positions. Production advantaged warehouses are temperature-controlled warehouses that are typically dedicated to one or a small number of customers. Production advantaged warehouses are generally located adjacent to or otherwise in close proximity to customer processing or production facilities and were often build-to-suit at the time of their construction.

•	Facility Leased. As of September 30, 2017, we had four facility leased warehouses with approximately 17.9 million cubic feet of temperature-controlled capacity. We charge our customers that are party to these leases rent based on the square footage leased in our warehouses. Our facility leased warehouses are facilities that are leased to third parties, such as retailers, e-tailers, distributors, transportation companies and food producers, that desire to manage their own temperature-controlled warehousing or carry on processing operations generally in warehouses adjacent, or in close proximity, to their retail stores or production facilities. The majority of our facility leased warehouses are leased to third parties under “triple net lease” arrangements.

•	Third-Party Managed. As of September 30, 2017, we managed 12 warehouses on behalf of third parties. We manage warehouses on behalf of third parties and provide warehouse management services to several leading food retailers and manufacturers in customer-owned facilities, including some of our largest and longest-standing customers. Our third-party managed segment provides a complete outsourcing solution by managing all aspects of the distribution of our customers’ products, including order management, reverse logistics, inventory control and, in some instances, dedicated transportation services for temperature-controlled and ambient (i.e., non-refrigerated) customers.

The following map shows the locations of our temperature-controlled warehouses in North America by property type as of September 30, 2017.

United States and Canada

The following maps show the locations of our temperature-controlled warehouses in Australia, New Zealand and Argentina by property type as of September 30, 2017.

Australia	New Zealand	Argentina

Investments in Our Warehouses

We employ a strategic investment approach to maintain a high-quality portfolio of temperature-controlled warehouses to ensure that our warehouses meet the “mission critical” role they serve in the cold chain. We have successfully modernized many of our warehouses to reduce our power costs and increase their competitive position through reliable temperature-control systems that can implement distinct temperature zones within the same warehouse. In addition, we use LED lighting, motion-sensor technology, variable frequency drives for our fans and compressors, third-party efficiency reviews and real-time monitoring of energy consumption, rapid close doors and alternative-power generation technologies to improve the energy efficiency of our warehouses. We believe that our warehouses are well-maintained and in good operating condition.

We believe that our comprehensive suite of value-added services and integrated information technology platform provide us with a significant competitive advantage. Over the last five years, we have invested more than $60 million on our integrated and standardized information technology platform across our network, including a proprietary consolidated customer interface system we call “i-3PL.” We believe that the cost of developing and integrating our information technology platform and customer interface in the years following our acquisition of Versacold is now complete. We will continue to invest in our information technology platform and customer interface as warranted to maintain or expand our competitive advantage. Our information technology platform provides us with the ability to streamline our warehouse operations and the data necessary to evaluate opportunities in our portfolio and guide business decisions. Our information technology platform, coupled with our customer interface, provides our customers with what we believe is a “best-in-class” experience in managing the products they store with us. In addition, we designed our operating systems to be scalable, which we believe allows us to integrate acquired or newly-developed properties in an efficient manner while retaining customers.

We actively seek opportunities to expand our warehouse portfolio through targeted expansions and developments in order to serve customer-specific needs and take advantage of favorable market conditions supported by demonstrable customer demand. We seek to expand on land parcels that we own when possible. We currently own more than 600 acres of land adjacent to more than 60 of our temperature-controlled warehouses, which is in addition to land we own adjacent to our warehouses that is either currently under development or in our future development pipeline. This land has the potential to support future expansions of existing temperature-controlled warehouses and the development of new temperature-controlled warehouses aggregating approximately 500 million cubic feet and 1.7 million pallet positions (based on standard warehouse configurations consistent with our existing network). We generally consider land adjacent to our temperature-controlled warehouses to be more readily available for development than outside development opportunities, including acquisitions, as we avoid costs and other impediments associated with land acquisitions, and in certain cases the land adjacent to our facilities is already fully entitled for use as temperature-controlled storage.

Since 2014, we have completed three expansion and development opportunities totaling approximately $41 million in construction costs and aggregating 9.9 million cubic feet and approximately 23,000 pallet positions. As of September 30, 2017, the average return on invested capital for the two projects that have reached stabilization ranged from approximately 18% to 20% and the budgeted stabilized return on invested capital for the third project is between 9% and 11%. We consider a newly developed or expanded warehouse to be stabilized on the earlier to occur of (i) the first day of the first full calendar year to occur following the second anniversary of our receipt of a certificate of occupancy for the warehouse and (ii) the designated criteria described in the applicable underwriting relating to the expansion or development. We consider invested capital with respect to a warehouse to mean the total cash outlay to develop the warehouse, excluding any capitalized interest and any internal cost allocations. In order to calculate return on invested capital, we divide the contribution (NOI) generated by the newly developed warehouse by the invested capital applicable to the warehouse at stabilization. Our returns on completed expansions and developments may not be indicative of future results. As of September 30, 2017, we have three expansion and development opportunities under construction with an estimated total cost of approximately $132.0 million and with scheduled completion dates ranging from the fourth quarter of 2017 to the fourth quarter of 2018. We expect these expansion and development opportunities to include approximately 26.7 million cubic feet and approximately 108,000 pallet positions, and they have a budgeted stabilized return on invested capital ranging from 8% to 15%. No assurance can be given that the actual cost or completion dates of any expansions and developments will not exceed our estimates or that our targeted returns will be achieved.

Based on market conditions, we anticipate commencing an average of two to three expansion or development opportunities annually representing anticipated invested capital of between approximately $75 million and $200 million. As of September 30, 2017, we have identified and are either actively underwriting or otherwise evaluating a range of expansion and development opportunities with an estimated total cost in excess of $1.2 billion, including potential expansion opportunities on more than 85 acres of land adjacent to nine temperature-controlled warehouses in our existing real estate portfolio. We intend to focus the expansion of our warehouse capacity primarily in the production advantaged and distribution property types. We believe these property types are the most critical points in the cold chain and most directly align with supporting the growth of our customers. Under current market conditions, we generally budget an unleveraged stabilized return on invested capital of between 10% and 15% on expansion opportunities and between 8% and 13% on development opportunities depending upon the site, construction and customer profile, although we may vary our budgeted stabilized returns for strategic purposes in certain customer or market-driven circumstances. These future pipeline opportunities are at various stages of discussion and consideration and, based on historical experiences, many of them may not be pursued or completed as contemplated or at all, and there is no assurance that our budgeted stabilized returns will be achieved.

Facilities in Our Temperature-Controlled Warehouse Portfolio

The following table provides information regarding the temperature-controlled warehouses in our real estate portfolio that we owned, leased or managed in each of the countries in which we operate as of September 30, 2017.

Property	City	State / territory	Year built	Year modified	Facility type	Ownership (1)	Tot. sq. ft.	Tot. cu. ft.	Pallet positions	Average physical occupancy (2)	Excess acreage (3)
WAREHOUSE SEGMENT SITES
United States
Alabama
Albertville	Albertville	AL	1993	2006	Public Warehouse	Owned	180,351	5,188,807	19,400	85%	6.6
Birmingham	Birmingham	AL	1963	1972	Public Warehouse	Owned	116,401	2,257,131	6,637	68%	1.6
Gadsden	Gadsden	AL	1991	2013	Public Warehouse	Owned	153,809	4,082,625	15,395	79%	2.2
Mobile	Mobile	AL	1977	2007	Public Warehouse	Ground Lease (5/31/65)	113,267	2,311,484	8,440	35%	3
Montgomery	Montgomery	AL	1989	2013	Public Warehouse	Owned	127,461	2,815,691	9,918	80%	4.1
Arkansas
Fort Smith	Fort Smith	AR	1960	1986	Production	Owned	122,700	1,766,838	3,645	58%	1
Russellville Elmira	Russellville	AR	1986	1992	Production	Owned	235,808	5,480,831	18,651	85%	6.2
Russellville Valley	Russellville	AR	1995	na	Production	Owned	270,772	8,270,691	36,137	99%	18.6
Springdale	Springdale	AR	1982	1991	Production	Owned	232,956	5,965,308	21,654	96%	6.9
Texarkana	Texarkana	AR	1993	1995	Public Warehouse	Owned	177,622	5,093,102	17,100	68%	23.1
West Memphis	West Memphis	AR	1985	1995	Production	Owned	252,075	6,405,230	20,181	86%	15.8
Arizona
Phoenix	Phoenix	AZ	2014	na	Distribution	Owned	97,555	3,526,387	10,402	100%	5.9
California
Anaheim	Anaheim	CA	1965	2002	Distribution	Owned	202,856	5,753,556	20,040	87%	—
Brea	Brea	CA	1975	na	Distribution	Owned	139,975	3,596,796	9,781	100%	—
Carson	Carson	CA	2001	na	Public Warehouse	Owned	153,418	3,540,368	11,744	82%	—
City of Industry—14840 West	City of Industry	CA	1968	NA	Distribution	Operating Lease (2/28/27)	150,082	2,886,710	12,749	88%	—
City of Industry—14890 East	City of Industry	CA	1962	1995	Distribution	Operating Lease (3/31/27)	47,867	1,360,680	4,286	88%	—
Compton	Compton	CA	1989	2002	Distribution	Owned	188,854	3,887,707	12,317	78%	—
Modesto	Modesto	CA	1945	1987	Distribution	Owned	501,023	8,034,069	26,983	96%	4

Property	City	State / territory	Year built	Year modified	Facility type	Ownership (1)	Tot. sq. ft.	Tot. cu. ft.	Pallet positions	Average physical occupancy (2)	Excess acreage (3)
Ontario CA 5361 Santa Ana	Ontario	CA	1984	na	Facility Lease	Owned	92,837	2,148,785	6,000	100%	—
Ontario CA 5401 Santa Ana	Ontario	CA	1984	na	Facility Lease	Owned	92,102	2,132,622	6,000	100%	—
Ontario CA Malaga	Ontario	CA	1987	1990	Distribution	Capital Lease (8/31/50)	295,835	6,939,964	22,700	93%	—
Salinas	Salinas	CA	1956	1994	Production	Owned	171,898	4,381,197	19,399	59%	1.6
Turlock 5th Street	Turlock	CA	1955	1986	Public Warehouse	Owned	188,734	3,298,228	16,767	96%	—
Turlock Kilroy Road	Turlock	CA	1985	na	Distribution	Owned	137,786	3,606,966	13,500	79%	10.7
Vernon 3420 E Vernon	Vernon	CA	1965	1982	Distribution	Owned	179,813	5,180,491	17,923	56%	—
Vernon District Blvd	Vernon	CA	1924	1947	Public Warehouse	Operating Lease (6/30/18)	320,251	4,283,198	14,270	88%	—
Victorville	Victorville	CA	2005	2007	Distribution	Owned	198,866	6,825,141	17,356	75%	4.9
Watsonville	Watsonville	CA	1984	na	Public Warehouse	Ground Lease (12/31/54)	218,627	6,396,403	29,287	89%	—
Colorado
Denver	Denver	CO	1974	1988	Public Warehouse	Operating Lease (6/30/26)	163,860	3,239,974	12,056	65%	—
Florida
Bartow	Bartow	FL	1962	1964	Public Warehouse	Ground Lease (9/30/52)	83,199	1,539,868	7,460	91%	9
Plant City Frontage Road	Plant City	FL	1988	1988	Public Warehouse	Owned	243,822	6,973,541	24,557	82%	4.5
Georgia
Atlanta East Point	Atlanta	GA	1952	2016	Distribution	Owned	271,792	4,205,441	9,224	49%	—
Atlanta Gateway	Atlanta	GA	1972	2013	Facility Lease	Owned	601,617	3,980,573	6,192	100%	2.9
Atlanta Lakewood	Atlanta	GA	1963	1968	Public Warehouse	Owned	183,534	1,779,227	7,478	102%	—
Atlanta Skygate	Atlanta	GA	2001	na	Distribution	Owned	158,714	5,137,036	15,663	92%	4.4
Atlanta Southgate	Atlanta	GA	1996	1999	Distribution	Owned	262,835	7,273,106	23,916	75%	—
Atlanta Tradewater	Atlanta	GA	2004	2006	Distribution	Owned	455,605	13,307,294	41,195	71%	—
Atlanta Westgate	Atlanta	GA	1990	1993	Distribution	Owned	431,084	12,028,130	39,743	80%	—
Augusta	Augusta	GA	1971	1983	Public Warehouse	Owned	63,897	1,265,074	4,570	98%	6.4
Cartersville	Cartersville	GA	1996	2000	Production	Capital Lease (9/27/47)	192,957	5,307,672	19,169	70%	—
Douglas	Douglas	GA	1969	1996	Production	Capital Lease (9/27/47)	146,083	3,105,456	6,921	54%	—
Gainesville	Gainesville	GA	1989	1995	Distribution	Capital Lease (9/27/47)	130,650	3,789,670	12,064	96%	—
Montezuma (4)	Montezuma	GA	1965	1970 / 1990	Production	Owned	240,299	4,680,676	—	0%	13.3
Pendergrass	Pendergrass	GA	1993	1997	Distribution	Capital Lease (9/27/47)	245,896	6,693,575	19,882	84%	12.8
Thomasville	Thomasville	GA	1997	na	Public Warehouse	Owned	203,604	5,563,135	25,394	37%	33.6
Iowa
Bettendorf	Bettendorf	IA	1973	1977	Distribution	Owned	397,998	10,227,578	—	38%	6.3
Fort Dodge	Fort Dodge	IA	1981	2010	Public Warehouse	Owned	188,465	4,129,395	15,176	77%	4.1
Idaho
Burley	Burley	ID	1959	1960 / 1996	Production	Ground Lease (1/21/93)	472,428	11,981,319	44,985	75%	—
Heyburn	Heyburn	ID	1968	2014	Public Warehouse	Operating Lease (8/31/34)	195,909	4,013,955	17,735	69%	—

Property	City	State / territory	Year built	Year modified	Facility type	Ownership (1)	Tot. sq. ft.	Tot. cu. ft.	Pallet positions	Average physical occupancy (2)	Excess acreage (3)
Nampa	Nampa	ID	1946	1953	Distribution	Owned	455,637	10,804,560	38,320	77%	—
Illinois
Belvidere Imron	Belvidere	IL	1991	2002	Distribution	Capital Lease (9/27/47)	189,550	5,883,192	19,368	90%	—
Belvidere Landmark	Belvidere	IL	2004	2011	Distribution	Operating Lease (4/30/22)	83,505	2,193,372	2,240	109%	—
East Dubuque	East Dubuque	IL	1993	na	Production	Owned	208,466	5,938,037	19,178	42%	6.7
Rochelle Americold Drive	Rochelle	IL	1995	na	Distribution	Owned	260,838	6,395,592	23,008	81%	29
Rochelle Caron	Rochelle	IL	2004	2006	Distribution	Owned	348,360	11,692,616	35,388	78%	3.3
Indiana
Indianapolis	Indianapolis	IN	1975	2011	Distribution	Owned	527,636	17,637,422	50,899	59%	6
Kansas
Garden City	Garden City	KS	1980	1989	Production	Owned	134,558	2,430,241	12,296	58%	2.2
Wichita	Wichita	KS	1972	1976	Production	Owned	168,007	3,216,188	14,068	76%	6.5
Kentucky
Sebree	Sebree	KY	1998	na	Production	Owned	111,499	3,001,006	9,580	82%	7.1
Louisiana
Delhi	Delhi	LA	2010	na	Production	Owned	136,445	5,003,982	13,560	76%	4.8
Massachusetts
Boston	Boston	MA	1969	na	Public Warehouse	Owned	212,584	2,655,212	16,018	70%	0.3
Gloucester East Main	Gloucester	MA	1961	1990	Production	Owned	179,283	1,760,132	5,820	103%	—
Gloucester Rogers	Gloucester	MA	1967	na	Production	Owned	125,898	2,842,407	9,890	93%	—
Gloucester Rowe	Gloucester	MA	1955	1990	Production	Owned	148,931	1,831,100	9,260	77%	—
Taunton	Taunton	MA	1999	2000	Distribution	Owned	196,304	6,748,366	18,502	72%	—
Maine
Portland	Portland	ME	1963	na	Public Warehouse	Owned	196,599	1,819,413	11,686	47%	—
Minnesota
Brooklyn Park	Brooklyn Park	MN	1986	2000	Public Warehouse	Capital Lease (9/27/47)	128,275	3,578,241	13,666	81%	6.2
New Ulm County Road	New Ulm	MN	1984	1996	Public Warehouse	Capital Lease (9/27/47)	236,015	1,941,024	10,612	117%	13.1
New Ulm Westridge	New Ulm	MN	1984	NA	Public Warehouse	Capital Lease (9/27/47)	33,794	782,250	1,736	117%	—
St. Paul	Saint Paul	MN	1970	1971	Public Warehouse	Capital Lease (9/27/47)	214,264	3,353,234	17,888	97%	—
Zumbrota	Zumbrota	MN	1996	2006	Production	Capital Lease (9/27/47)	156,432	4,096,572	23,461	99%	—
Missouri
Carthage	Carthage	MO	1971	na	Distribution	Owned	2,917,418	37,197,617	140,615	76%	—
Marshall	Marshall	MO	1985	1991	Production	Owned	191,220	5,086,161	17,852	66%	23.9
Sikeston	Sikeston	MO	1998	na	Production	Owned	166,901	6,075,000	20,185	83%	15.2
St. Louis	Vinita Park	MO	1956	na	Production	Owned	220,845	2,239,469	8,780	60%	4.3
Mississippi
West Point (4)	West Point	MS	1995	na	Production	Owned	191,676	5,230,360	—	0%	11.6
North Carolina
Tarboro	Tarboro	NC	1988	2000	Production	Owned	181,106	5,315,151	18,575	72%	31.5
Nebraska
Fremont	Freemont	NE	2010	1997 / 1999 / 2010	Public Warehouse	Owned	144,035	3,315,816	17,457	86%	1.8
Grand Island	Grand Island	NE	1995	na	Production	Ground Lease (6/20/2105)	108,075	2,477,545	13,668	81%	—
Nevada
Henderson	Henderson	NV	1988	1999	Production	Owned	308,673	8,877,866	28,622	87%	1.9
New York
Syracuse	Syracuse	NY	1960	1968 / 1978	Distribution	Owned	573,108	10,251,677	40,078	89%	13.3

Property	City	State / territory	Year built	Year modified	Facility type	Ownership (1)	Tot. sq. ft.	Tot. cu. ft.	Pallet positions	Average physical occupancy (2)	Excess acreage (3)
Ohio
Massillon 17th	Massillon	OH	2000	2001	Production	Ground Lease (6/29/99)	211,036	5,410,261	19,932	68%	—
Massillon Erie Ave	Navarre	OH	1984	2006	Production	Operating Lease (2/28/30)	187,234	4,466,867	11,461	57%	—
Oklahoma
Oklahoma City	Oklahoma City	OK	1968	1971	Public Warehouse	Owned	107,746	1,446,684	5,397	87%	—
Oregon
Hermiston	Hermiston	OR	1975	1996	Production	Owned	221,330	5,352,785	36,500	78%	3.4
Milwaukie	Milwaukie	OR	1958	1971 / 1986	Public Warehouse	Owned	240,221	5,988,142	21,092	90%	—
Ontario OR	Ontario	OR	1962	1971 / 1991	Production	Owned	427,054	10,123,330	64,288	85%	—
Salem	Salem	OR	1963	1967 / 1981	Distribution	Owned	669,650	15,291,721	73,000	91%	—
Woodburn	Woodburn	OR	1952	1956 / 1979	Public Warehouse	Owned	327,601	8,407,877	53,600	60%	—
Pennsylvania
Allentown Ambassador Dr	Fogelsville	PA	1996	NA	Distribution	Owned	270,479	8,406,170	27,849	76%	—
Allentown Mill Road	Fogelsville	PA	1976	1980 / 1997	Distribution	Owned	593,176	13,698,038	46,167	66%	16.9
Gouldsboro	Covington Township	PA	2008	2009	Distribution	Owned	351,405	10,836,000	34,076	102%	13.2
Hatfield	Hatfield	PA	1983	2010	Distribution	Owned	448,815	11,777,086	37,063	83%	—
Lancaster	Mountville	PA	1993	1998	Distribution	Owned	219,379	7,384,483	23,528	83%	23.9
Leesport	Leesport	PA	1993	2014	Distribution	Owned	315,100	7,910,103	24,139	65%	—
York Steamboat	Manchester	PA	2004	na	Distribution	Owned	387,855	12,788,708	41,062	62%	27.6
York Willow Springs	York	PA	1987	1991 / 2007	Public Warehouse	Owned	159,480	5,176,556	12,428	78%	12.0
South Carolina
Columbia	Columbia	SC	1973	1974 / 1997	Public Warehouse	Owned	95,930	2,519,284	5,038	79%	—
Gaffney	Gaffney	SC	1995	na	Public Warehouse	Capital Lease (9/27/47)	59,200	2,299,570	8,152	60%	16.2
Greenville	Greenville	SC	1962	na	Public Warehouse	Owned	90,979	452,700	3,253	37%	—
Piedmont	Piedmont	SC	1981	1995	Public Warehouse	Capital Lease (9/27/47)	224,381	3,610,165	26,299	79%	—
South Dakota
Sioux Falls (5)	Sioux Falls	SD	1972	na	Public Warehouse	Owned	151,077	3,143,436	16,815	79%	1.9
Tennessee
Murfreesboro	Murfreesboro	TN	1982	1998 / 2000	Production	Owned	226,423	6,225,243	21,569	75%	3.1
Texas
Amarillo	Amarillo	TX	1973	1977 / 1981	Public Warehouse	Owned	163,796	3,075,638	17,736	62%	36.1
Dallas	Dallas	TX	1994	1998	Distribution	Owned	222,392	7,399,392	21,009	68%	1.3
Fort Worth Blue Mound	Fort Worth	TX	1994	na	Distribution	Owned	78,880	3,600,000	6,116	44%	16.9
Fort Worth Meacham	Fort Worth	TX	2004	2006	Distribution	Owned	305,248	9,645,584	27,570	73%	1.7
Fort Worth Railhead	Fort Worth	TX	1998	na	Distribution	Owned	143,559	3,823,911	12,786	84%	5.2
Fort Worth Samuels	Fort Worth	TX	1977	1978 / 1981 / 1986	Distribution	Owned	293,089	6,204,882	20,931	71%	5.8
Houston	Houston	TX	1990	2000	Public Warehouse	Owned	155,571	4,370,720	17,989	68%	4.8
LaPorte	LaPorte	TX	1990	2006	Public Warehouse	Owned	314,645	7,988,307	27,874	71%	—
San Antonio	San Antonia	TX	1913	1999	Public Warehouse	Owned	406,032	30,235,947	30,135	79%	27.9
San Antonio 2	San Antonio	TX	1982		Facility Lease	Owned	384,250	9,589,080	35,000	100%	—
Utah

Property	City	State / territory	Year built	Year modified	Facility type	Ownership (1)	Tot. sq. ft.	Tot. cu. ft.	Pallet positions	Average physical occupancy (2)	Excess acreage (3)
Clearfield	Clearfield	UT	1973	na	Distribution	Owned	455,227	11,123,700	33,548	88%	9.8
Salt Lake City	Salt Lake City	UT	1998	2010	Public Warehouse	Capital Lease (6/30/30)	216,474	7,234,520	19,696	91%	—
Virginia
Strasburg	Strasburg	VA	1999	na	Distribution	Owned	243,170	6,475,968	20,376	92%	30.6
Washington
Burlington	Burlington	WA	1965	1968	Public Warehouse	Owned	225,843	4,644,528	41,086	41%	—
Connell	Connell	WA	1969	na	Production	Owned	299,776	7,887,492	31,310	82%	6
Lynden	Lynden	WA	1946	2010	Public Warehouse	Owned	237,663	4,945,406	37,460	56%	—
Moses Lake	Moses Lake	WA	1967	na	Production	Owned	370,783	9,938,345	62,723	89%	18.8
Pasco	Pasco	WA	1975	1996	Production	Owned	251,431	7,089,064	45,839	93%	—
Tacoma	Tacoma	WA	2010	na	Distribution	Ground Lease (7/6/65)	197,368	6,443,514	20,025	87%	1.5
Walla Walla	Walla Walla	WA	1960	na	Public Warehouse	Owned	162,914	4,317,945	24,038	58%	20.1
Wallula	Wallula	WA	1982	na	Production	Owned	59,628	1,571,765	7,241	43%	—
Wisconsin
Appleton	Appleton	WI	1991	1995 / 2010	Distribution	Owned	217,564	6,875,774	18,969	84%	5.5
Babcock	Babcock	WI	1999	na	Production	Owned	127,260	3,777,172	49,000	58%	—
Darien	Darien	WI	1991	2001	Distribution	Owned	632,523	16,684,228	53,287	74%	34.5
Green Bay	Green Bay	WI	1935	1986	Public Warehouse	Operating Lease (8/10/35)	654,045	7,422,229	42,264	82%	—
Jefferson	Jefferson	WI	1975	1989	Public Warehouse	Owned	291,897	6,458,176	42,523	84%	12.9
Plover	Plover	WI	1978	2010	Production	Owned	478,467	12,595,727	34,798	81%	1.3
Tomah	Tomah	WI	1989	1994	Production	Owned	188,417	5,920,663	64,400	61%	2.4
Australia
Arndell Park	Arndell Park	New South Wales	1989	1991	Distribution	Owned	319,884	9,275,737	35,772	96%	—
Laverton	Laverton North	Victoria	1998	2009	Distribution	Owned	393,263	20,425,218	45,251	96%	22.3
Murarrie	Murarie	Queensland	1972	2007	Distribution	Owned	228,703	7,619,674	24,685	99%	—
Prospect	Prospect	New South Wales	1991	2013	Distribution	Owned	199,692	5,539,442	19,362	87%	4.5
Spearwood	Bibra Lake	Western Australia	1977	2003	Distribution	Owned	171,584	4,741,481	17,630	90%	4.2
New Zealand
Dalgety	Wiri	Auckland	1996	na	Distribution	Owned	74,867	2,701,201	9,033	101%	3.8
Diversey	Wiri	Auckland	1987	na	Distribution	Owned	72,716	2,742,832	8,796	84%	—
Halwyn	Hei Hei	Canterbury	1992	1996	Distribution	Owned	60,278	2,965,672	7,536	92%	2.4
Makomako	Kelvin Grove	Manawatu-Wanganui	2000	na	Distribution	Owned	44,289	1,554,366	5,294	103%	0.2
Manu Tapu	Auckland	Auckland	2004	2007	Public Warehouse	Operating Lease (6/29/24)	89,250	3,512,880	8,939	90%	—
Paisley / Mt Wellington	Mount Wellington	Auckland	1988	na	Distribution	Operating Lease (11/29/19)	170,692	6,176,087	22,081	90%	—
Smarts	Hornby	Canterbury	1984	2011	Distribution	Operating Lease (6/30/30)	92,010	3,168,824	11,230	74%	—
Argentina
Mercado Centrale	Mercado Central de Buenos Aires	Buenos Aires Province	1996	1999	Distribution	Operating Lease (10/5/45)	134,441	6,722,050	12,547	88%	—
Pilar	Pilar	Buenos Aries Province	1979	2005	Public Warehouse	Owned	97,671	3,016,462	9,053	78%	2.4
Global Warehouse Subtotal
U.S. Total/Average		—	—	—	—	—	33,915,039	809,364,405	2,962,755	77%	762.9
International Total/Average		—	—	—	—	—	2,149,339	80,161,926	237,209	90%	39.8
Portfolio Total/Average		—	—	—	—	—	36,064,378	889,526,331	3,199,964	78%	802.7

Property	City	State / territory	Year built	Year modified	Facility type	Ownership (1)	Tot. sq. ft.	Tot. cu. ft.		Pallet positions	Average physical occupancy (2)	Excess acreage (3)
MANAGED SEGMENT SITES
United States
Atlanta	Atlanta	GA	—	na	Managed	Managed	526,900	3,540,000		—	—	—
Cedar Rapids	Cedar Rapids	IA	—	na	Managed	Managed	72,400	1,452,300		—	—	—
Crete	Crete	NE	—	na	Managed	Managed	178,737	7,215,160		—	—	—
Denver	Denver	CO	—	na	Managed	Managed	426,000	9,969,960		—	—	—
Park Rapids	Park Rapids	MN	—		Managed	Managed	216,596	6,470,698		—	—	—
Phoenix	Tolleson	AZ	—	na	Managed	Managed	1,015,000	7,681,800		—	—	—
Roanoke	Salem	VA	—	na	Managed	Managed	695,190	2,438,100		—	—	—
Sioux Falls	Sioux Falls	SD	—	na	Managed	Managed	131,197	2,780,484		—	—	—
Canada
Cold Logic	Langley	British Columbia	—	na	Managed	Managed	200,225	5,360,400		—	—	—
Cold Logic Surrey	Surrey	British Columbia	—	na	Managed	Managed	103,380	3,582,780		—	—	—
Taber	Taber	Alberta	—	2005	Managed	Managed	167,052	5,310,759		—	—	—
Australia
Acacia Ridge	Queensland	Australia			Managed	Managed	—	—	(6)	—
U.S. Total/Average							37,177,059	850,912,907		2,962,755	77%	762.9
International Total/Average							2,619,996	94,415,865		237,209	90%	39.8
Portfolio Total/Average							39,797,055	945,328,772		3,199,964	78%	802.7

(1)	Year in parentheses indicates expiration date of ground lease, operating lease or capital lease, including contractual extensions thereof.
(2)	We define average physical occupancy as the average number of occupied pallets divided by the estimated number of average physical pallet positions in our warehouses for the twelve months ended September 30, 2017. We estimate the number of physical pallet positions by taking into account actual racked space and by estimating unracked space on an as-if racked basis. We base this estimate on the total cubic feet of each room within the warehouse that is unracked divided by the volume of an assumed rack space that is consistent with the characteristics of the relevant warehouse. On a warehouse by warehouse basis, rack space generally ranges from two to three feet depending upon the type of facility and the nature of the customer goods stored therein. The number of our pallet positions is reviewed and updated quarterly, taking into account changes in racking configurations and room utilization
(3)	Excess acreage denotes acres of land that we own or lease adjacent to an applicable temperature-controlled warehouse.
(4)	Facility idle.
(5)	Our Sioux Falls distribution facility is owned through a joint-venture subsidiary with one of our customers, of which we are a 50% owner. The warehouse sits on land owned by our customer, which such land is ground leased to the joint venture subsidiary. Our customer, in turn, leases the facility from the joint venture subsidiary to warehouse its products and engages one of our subsidiaries as the manager of the facility.
(6)	Constitutes non-refrigerated, or “ambient,” warehouse space. This facility contains 330,527 square feet of ambient space.

Our Competitive Strengths

We believe that we distinguish ourselves as the global market leader in the temperature-controlled warehouse industry through the following competitive strengths:

Global Market Leader in Temperature-Controlled Warehousing

We are the largest global and U.S. owner and operator of “mission critical” temperature-controlled warehouses. As of September 30, 2017, our global network consisted of 160 high-quality warehouses, 122 of which we owned, and encompassed 945.3 million cubic feet of temperature-controlled storage space. Based on information from IARW and our management, as of October 2017, our network represented approximately 20.7% of the total estimated cubic footage of temperature-controlled warehouse storage in the United States and approximately 4.5% globally. As of October 2017, we owned, leased or managed significantly more temperature-controlled warehouse storage space than any of our competitors, as reflected in the following graphs:

Estimate of U.S. Temperature-Controlled Market Share (as of October 2017)

Source: IARW Top Companies in USA and North America, October 2017 and USDA National Agricultural Statistics Service, “Refrigerated Space: By Type of Warehouse” chart. Company figures provided by our company.

Estimate of Global Temperature-Controlled Market Share (as of October 2017)

Source: GCCA and IARW Top Companies in USA and North America, October 2017. Company figures provided by our company.

We believe that our position as the global and U.S. market leader in the ownership and operation of temperature-controlled warehouses helps us realize economies of scale that reduce our operating costs and lower our overall cost of capital, which positions us well to compete for customers and external growth opportunities. The scope and breadth of our real estate portfolio and the flexibility of our information technology platform allows us to efficiently onboard customers into additional facilities across the full footprint of our network, which results in reduced onboarding and operating costs and increased revenues as compared to competitors with less extensive platforms. In addition, the size of our real estate portfolio allows us to efficiently reposition customer products and goods across our warehouses to meet changing customer needs.

Extensive Integrated Network of Strategically-Located, “Mission Critical” Warehouses

We consider our temperature-controlled warehouses to be “mission critical” real estate in the markets we serve from “farm to fork” and an integral component of the cold chain. The cold chain is vital for maintaining the quality of food producers’, distributors’, retailers’ and e-tailers’ temperature-sensitive products, protecting brand reputation and ensuring consumer safety and satisfaction. Our customers depend upon the location, high-quality, integration and scale of our temperature-controlled warehouse network to ensure the integrity and efficient distribution of their products. Many of the warehouses in our portfolio have been modernized to reduce our power costs and increase their competitive position through reliable temperature-control systems and processes, and we believe that our warehouses are well-maintained and in good operating condition. Many of our warehouses are located in key logistics corridors in the countries in which we operate, including strategically critical U.S. and international MSAs, while others are connected or immediately adjacent to customers’ production facilities.

We believe our strategic locations and the extensive geographic presence of our integrated warehouse network are fundamental to our customers’ ability to optimize their distribution networks while reducing their capital expenditures, operating costs and supply-chain risks. For example, customers at our production advantaged facilities are able to minimize their logistics costs by leveraging our network of distribution warehouses servicing MSAs such as New York, Los Angeles, San Francisco, Seattle, Washington D.C., Boston, Chicago, Dallas and Atlanta when moving their products through the cold chain. As the largest owner and operator of temperature-controlled warehouses in the world, we believe our extensive integrated network of strategically located warehouses is unrivaled and, together with our substantial expertise and comprehensive suite of value-added services, make us an attractive provider of temperature-controlled storage solutions to leading food producers and retailers.

The following maps show the locations of our owned, leased and managed temperature-controlled warehouses as of September 30, 2017.

Long-Standing Relationships with Our Largest Customers and Strong Credit-Quality Customer Base

We believe our long-standing relationships with our largest customers and the strong credit quality of our customer base represent two important competitive strengths. Many of our customers entrust us with the management of their cold chain from production to end user. The weighted average length of our relationship with our 15 largest customers in our warehouse segment exceeds 35 years. The total warehouse segment revenues generated by our 15 largest customers in our warehouse segment have been steady over the last three years, representing 50%, 51% and 52% of our total warehouse segment revenues for the years ended December 31, 2016, December 31, 2015 and December 31, 2014, respectively. Each of these 15 largest customers has been in our network for the entirety of these periods. The scope and scale of our warehouse portfolio coupled with our global brand and our long-standing relationships with top frozen food companies positions us well to grow market share as our customers continue to grow organically and through acquisitions.

Many of our customers are leading participants in the food industry, including nine of the ten largest frozen food companies based on 2015 global sales according to information from Refrigerated Frozen Foods (the latest date as of which information is available). Of our 15 largest customers in our warehouse segment, seven are rated investment grade, two are rated Ba2/BB and the remainder consist of established private companies that we believe are creditworthy. Our bad debt expense in our warehouse segment constituted only 0.09% and 0.001% of our total warehouse segment revenues for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively. The integral role our warehouses play for our customers’ cold chain has allowed us to qualify as a “critical vendor” in certain bankruptcies involving our customers in the past and we believe it should allow us to qualify in the future, which, in turn, would enhance our ability to fully collect on our accounts receivable during the pendency of the bankruptcy proceeding.

Differentiated Operating Systems and Information Technology Deployed Across Warehouse Network

The reliability and efficiency of our temperature-controlled warehouses have material implications for our customers’ respective businesses. Over the last five years, we have invested more than $60 million to create what we consider to be an industry-leading integrated and standardized information technology platform and a consolidated customer interface across our warehouse portfolio. Our information technology platform provides us with the ability to streamline our warehouse operations and the data necessary to evaluate customer performance and contract compliance by comparing contract terms to actual contract performance and by identifying business trends and guiding business decisions. Our information technology platform, coupled with our customer interface, provides our customers with what we believe is a “best-in-class” experience in managing the products they store with us. We believe this level of service is critical not only in assisting our customers to optimize their logistics operations, but also in meeting their regulatory obligations under various food safety laws and regulations. In addition, we provide our customers with many key services through our “i-3PL” customer interface system, such as inventory visibility and rotation, documentation of chain of temperature custody, order management, and access to key performance indicators, all on a real-time basis, across our integrated network of high-quality warehouses. Our operating systems are designed to be scalable, which we believe allows us to integrate acquired or newly-developed properties in an efficient manner while retaining customers. We believe that our comprehensive suite of value-added services and integrated information technology platform are superior to our competition and provide us with a significant competitive advantage.

Ownership of Our Real Estate Increases Our Financial Flexibility and Enhances the Value of Our Business

Historically, we have owned a significant majority of the temperature-controlled warehouses in our portfolio as opposed to leasing those warehouses or entering into warehouse management arrangements with third-party owners. We believe that the ownership of our real estate provides us with cost of capital and balance sheet advantages, stemming from the attractive financing options available to real estate owners and the tax advantages of being a REIT. In addition, in an acquisition, we would have the ability to utilize our “UPREIT” operating partnership structure to provide attractive tax-advantaged consideration (i.e., interests in our operating partnership) to potential sellers. We also believe that consolidation of the ownership and operation of our portfolio significantly enhances the value of our business by allowing us to provide customers with our complementary suite of value-added services across one integrated and reliable cold chain network. Ownership of our integrated cold chain network enhances our ability to efficiently reposition customers and undertake capital improvements or other modifications on their behalf without the need to obtain third-party approvals. Our decision to own, rather than lease, a significant majority of our warehouses provides us with better control over the specialized nature of our assets and greater influence over our warehouse locations on a long-term basis, which is crucial to meeting our customers’ “mission-critical” cold chain needs and allows us to enhance our suite of value-added services. For instance, each of our 15 largest customers stores goods in multiple sites across our real estate portfolio, ranging from three sites for one of these customers to more than 20 sites for seven of these customers. By storing goods in multiple sites across our real estate portfolio, our customers can track network-wide inventory levels and efficiently move goods from rural production-advantaged sites to metropolitan distribution centers without leaving our network.

Strong Cash Flows from Stable Demand for Frozen Food and Diverse Revenue Sources

We believe stable demand in the food industry creates consistent cold chain demand, with low volatility, for our warehouses, which provides our business with strong cash flows even during periods of general economic stress. Population growth, global food shortages urbanization and fresh, chilled and frozen food consumption help drive demand for temperature-controlled warehouse space and services. As shown in the figure below, the U.S. temperature-controlled warehouse industry has experienced relatively stable revenue growth since 2006, a period marked by significant dislocation in the global financial markets, commodity shocks, profound disruption to the retail markets and secular shifts in consumer habits and preferences.

U.S. Temperature-Controlled Warehouse Industry Revenues (2006-2017E)

Source: IBIS Report as of February 2017.

We believe our ability to provide an integrated global network of high-quality temperature-controlled warehouses paired with our comprehensive suite of value-added services makes us an attractive storage solution for food producers, distributors, retailers and e-tailers of varying sizes who move products through the cold chain to meet the demands of consumers and positions us to capture a greater share of the demand for temperature-controlled storage solutions as compared to our competitors.

Our warehouse segment revenues are also diversified by geography, product and warehouse type, which enhance the stability of our cash flows. Our portfolio had the following geographic, product and warehouse type diversification statistics, based on warehouse segment revenues and, in the case of warehouse type diversification, warehouse segment revenues and contribution (NOI) for the twelve months ended September 30, 2017. Amounts in these charts may not sum due to rounding.

Warehouse Segment Revenues by Country (Last Twelve Months Ended September 30, 2017)	Warehouse Segment Revenues by Product Type (Last Twelve Months Ended September 30, 2017)
(1)	Retail reflects a broad variety of product types from retail customers.
(2)	Packaged food reflects a broad variety of temperature-controlled meals and foodstuffs.
(3)	Distributors reflects a broad variety of product types from distribution customers.

Warehouse Segment Revenues by Warehouse Type (Last Twelve Months Ended September 30, 2017)	Warehouse Segment Contribution (NOI) by Warehouse Type (Last Twelve Months Ended September 30, 2017)

Talented and Experienced Senior Management Team and Alignment of Interest

Our senior management team was assembled based on their real estate, food and logistics industry expertise and their ability to bring best practices from outside the temperature-controlled storage industry to our operations. Our senior management team includes talented and experienced executives from leading companies with extensive experience in managing temperature-controlled warehouses and food distribution centers and deep relationships with customers, suppliers and vendors. We believe this experience is critical to our ability to meet the demands of our customers and grow our business. Our five-person senior management team has an average of nearly 22 years of experience in the real estate, temperature-controlled warehouse, logistics, manufacturing and food industries.

Upon the completion of this offering, the members of our senior management team will beneficially own, on a fully-diluted basis, approximately     % (or approximately     % if the underwriters exercise in full their option to purchase additional common shares) of our outstanding common shares. We believe our senior management team’s meaningful ownership of our common shares aligns their economic interests with those of our shareholders.

Strong, Flexible Balance Sheet Positioned for Growth

Upon the completion of this offering, we believe we will have a strong, flexible balance sheet that positions us for growth. On November      , 2017, we closed into escrow on our New Senior Secured Credit Facilities, consisting of a five-year, $500.0 million New Senior Secured Term Loan A Facility, and a three-year, $350.0 million New Senior Secured Revolving Credit Facility. Our New Senior Secured Revolving Credit Facility has a one-year extension option subject to certain conditions. The effectiveness of our New Senior Secured Credit Facilities is contingent upon the completion of this offering, after which our Existing Senior Secured Credit Facilities will be replaced. We intend to use the net proceeds from this offering, together with borrowings under our New Senior Secured Term Loan A Facility, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility.

As of September 30, 2017, we had no debt maturities (other than principal amortization) prior to December 2018, and the weighted average stated maturity of our indebtedness on a pro forma basis after giving effect to this offering was             years. We have strong relationships with numerous lenders, investors and other capital providers, which have provided us access to the private secured and unsecured credit markets. Since 2010, we have raised approximately $2.1 billion of debt financing. In addition, unlike many of our largest competitors, we believe our ownership of a significant percentage of our warehouses enhances the strength and flexibility of our balance sheet. As the first publicly traded REIT focused on the temperature-controlled warehouse industry, we believe our ability to access both the public and private capital markets to fund our business and growth strategies provides us with a significant competitive advantage and distinguishes us from our competitors.

We had a net debt to Core EBITDA ratio of 5.26 for the twelve months ended September 30, 2017, and a net debt to total enterprise value ratio of                      as of September 30, 2017, in each case on a pro forma basis after giving effect to this offering and the pro forma adjustments described in “Unaudited Pro Forma Condensed Consolidated Financial Statements.” Our net debt to Core EBITDA ratio and our net debt to total enterprise value ratio involve financial measures that are not calculated in accordance with U.S. GAAP. See “Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial and Operating Data” for a reconciliation of each of Core EBITDA and net debt to the most comparable financial measures calculated in accordance with U.S. GAAP.

Ability to Offer Comprehensive Cold Chain Solutions Drives the Value of Our Real Estate Portfolio

We believe our strategically located temperature-controlled real estate portfolio is unmatched in terms of its scale, geographic presence and integration, which is fundamental to providing our customers with the specialized real estate infrastructure necessary to move their products through the cold chain. Our extensive portfolio enables us to partner with our customers as they grow by optimizing the location of their products and streamlining their storage, handling and transportation costs through, among other things, the comprehensive suite of value-added services we offer across our integrated real estate portfolio and the logistics solutions we provide. We believe our information technology platform further increases the efficiency, integration and reliability of our customers’ cold chain by providing us with the ability to rationalize our warehouse operations and the data necessary to evaluate opportunities in our network and guide business decisions. Our technology platform is scalable, which we believe allows us to efficiently integrate acquired or newly developed temperature-controlled warehouses. We believe that the size, scope and integration of our network, the comprehensive suite of value-added services provided therein and the utilization of our “best-in-class” information technology platform significantly enhance the value of our real estate portfolio and provide us with a competitive advantage when competing for development and acquisition opportunities.

Our Business and Growth Strategies

Our primary business objective is to enhance shareholder value by serving our customers, growing our market share and increasing cash flows from operations. We also believe that our ability to execute on our business and growth strategies will enhance the overall value of our real estate. The strategies we intend to execute to achieve these objectives include:

Enhancing Our Operating and Financial Results Through Proactive Asset Management

We seek to enhance our operating and financial results by (i) supporting our customers’ growth initiatives in the cold chain, (ii) optimizing occupancy, (iii) underwriting and deploying yield management initiatives and (iv) executing operational optimization and cost containment strategies.

•	Supporting Our Customers’ Growth Initiatives in the Cold Chain. We partner with our customers to become an integral part of their cold chain operations. As part of this strategy, we seek to provide value-added services to customers in our warehouse segment to help them identify opportunities for improvements in their cold chain operations and, once identified, to design customized solutions to meet those opportunities. These solutions may include modifying pallet configuration to optimize racking utilization, enhancing a customer’s storage and handling to minimize unproductive storage time and relocating inventory to more strategic positions in our warehouse portfolio. We also believe we can continue to increase our share of customer spending on temperature-controlled storage by selectively increasing our existing warehouse capacity and supplementing our temperature-controlled warehouse network with expansions, developments and acquisitions in response to identified customer needs.

We intend to focus the expansion of our warehouse capacity primarily in the production advantaged and distribution property types. We believe these property types are the most critical points in the cold chain and most directly align with supporting the growth of our customers. Our production advantaged warehouses are often build-to-suit facilities customized to support a single customer under a long-term contract (typically with an initial term of ten to 20 years). Our distribution warehouses are often higher-volume facilities located in or near strategically desirable MSAs which are configured to efficiently serve multiple customers under varying contract terms (typically three to ten years depending upon the needs of a customer). We believe production advantaged and distribution warehouses provide an attractive opportunity for achieving strong risk-adjusted returns as these property types afford us a higher visibility into customer demand.

•

Optimizing Occupancy. We believe our high-quality, integrated warehouse network and value-added services offer significant cost-savings and comprehensive solutions to our customers and, when combined with our proactive approach to enhancing the cold chain for our customers, drive occupancy. We continuously monitor the business profile of our customers to seek to ensure our temperature-controlled warehouse network, equipment and information technology platform align with the needs of our customers and drive additional occupancy. We seek to accomplish this through, among other things, implementing optimized pricing structures and fixed storage commitments under our contracts. Through data collected by our information technology platform, we identify trends in the cold chain that allow us to provide solutions often before our customers identify an opportunity for enhancement. We also seek to utilize customer profiles built with our in-house information technology and historical customer data to increase occupancy by identifying additional customers with different seasonal storage needs than existing customers.

We seek to utilize data from our information technology platform to proactively position our warehouse portfolio to meet the changing needs of our customers. In instances where there is excess capacity, we actively manage our portfolio to optimize occupancy. We continuously review the geographic scope of our portfolio and capacity in individual markets. Since January 1, 2014, we have sold or exited 11 facilities that were non-strategic. In addition, we are expanding our warehouse portfolio in two strategic MSAs that are characterized by limited supply to serve growing demand from our customers.

•	Underwriting and Deploying Yield Management Initiatives. Our management team engages in a rigorous underwriting process in connection with new business development and deploying capital to enhance our warehouse portfolio. We seek to ensure that any project serves its intended business purpose and meets our return objectives. Our extensive information technology platform provides us with the data and business intelligence to actively monitor customer profiles and manage customer profitability at sites in our warehouse portfolio. If actual performance deviates from our underwritten customer profile, we may seek to implement equitable rate adjustments where justified by shifts in a customer’s profile or market dynamics in order to maintain or enhance our expected segment contribution (NOI).

•	Executing Operational Optimization and Cost Containment Strategies. We regularly pursue operational optimization and cost containment strategies for our warehouse portfolio through active asset management and will continue to actively monitor and pursue additional cost-saving automation and other measures where we believe they can help support customer efficiencies and reduce costs. We have successfully modernized many of our warehouses to reduce our power costs and increase their competitive position through reliable temperature-control systems that can implement distinct temperature zones within the same warehouse. In addition, we use LED lighting, motion-sensor technology, variable frequency drives for our fans and compressors, third-party efficiency reviews and real-time monitoring of energy consumption, rapid close doors and alternative-power generation technologies at many of our warehouses. As a result, while we increased average physical occupancy and throughput across our warehouse portfolio during the three-year period ended December 31, 2016, we utilized the aforementioned technologies to reduce our overall consumption of electricity in our U.S. temperature-controlled warehouse network by approximately 1.1% on a per throughput pallet basis. Power costs accounted for 6.7% and 6.6%, respectively, of our total warehouse segment revenues for the year ended December 31, 2016 and the nine months ended September 30, 2017.

We have also implemented several initiatives designed to reduce labor costs associated with our operations. One of these initiatives includes extensive safety and training programs designed to increase the efficiency of our employees, enhance the consistency of service across our temperature-controlled warehouse network and generally promote workplace safety. In addition, we recently implemented initiatives aimed at reducing warehouse employee turnover and managing our warehouse labor force more effectively with respect to overtime and contract work, particularly at our larger and higher throughput warehouses. Where economically advantageous, we seek to add advanced automation systems, which include automatic retrieval, case-picking and kitting and re-packing features, to our newly constructed warehouses, which reduces costs and drives operational optimization.

As a result of these and other initiatives implemented by our senior management team, we have enhanced our operating and financial results over the last three years, improved our warehouse segment contribution (NOI) margin from 29.0% for the year ended December 31, 2014 to 30.4% for the twelve months ended September 30, 2017 and increased our storage revenue per occupied pallet position for the same period from $185.32 to $199.35 representing a compounded annual growth rate of 2.7%. In addition, we increased our average physical occupancy from 74% for the year ended December 31, 2014 to 78% for the twelve months ended September 30, 2017. This has allowed us to realize strong same store contribution (NOI) growth of 13.5% for the nine months ended September 30, 2017 and 2.1% and 3.2% for the years ended December 31, 2016 and December 31, 2015 or, on a constant currency basis, 13.1% for the nine months ended September 30, 2017 and 2.9% and 6.1% for the years ended December 31, 2016 and December 31, 2015, in each case, compared to the corresponding prior period. Our warehouse segment contribution (NOI) presented on a same store or same store constant currency basis are not financial measures calculated in accordance with U.S. GAAP. Please see “Summary—Selected Historical and Unaudited Pro Forma Condensed Consolidated Financial Data and Operating Data” for a description of our warehouse segment contribution (NOI) calculated on a same store and a same store constant currency basis, as well as a reconciliation to the most directly comparable financial measure calculated in accordance with U.S. GAAP. Our same store contribution (NOI) growth for the nine months ended September 30, 2017 was driven by certain of our below-market contracts resetting to new rates; as this marks a new base for same store contribution (NOI) growth, we expect future same store contribution (NOI) growth to normalize consistent with same store contribution (NOI) growth as reflected in our full year 2016 and 2015 financial results.

We believe that the combination of our ability to execute these and other initiatives and the significant investments we have made in our business over the last five years will continue to drive our financial results and position us to expand our warehouse portfolio, grow our customer base, enhance our market share and create value for our shareholders.

Continue to Increase Committed Revenue in Our Warehouse Segment

Historically, providers of temperature-controlled warehouse space have offered storage services to customers on an as-utilized, on-demand basis. We actively seek to enter into contracts that implement our commercial business rules which contemplate, among other things, fixed storage commitments in connection with establishing new customer relationships or renewing agreements with existing customers, particularly with our largest customers, and variable rates for the value-added services we provide. Pricing for our storage and value-added services under our commercial business rules is based on the anticipated profile of our customer, including the anticipated pallet occupancy of the customer, anticipated throughput of pallets delivered and retrieved annually, expectations regarding the value-added services to be used by the customer, and anticipated labor hours necessary to provide the value-added services. Our significant investments in information technology and our utilization of collected customer data have facilitated the building of these customer profiles, which we believe provides us with a significant competitive advantage. We believe these terms allow our customers access to temperature-controlled warehousing space for their products on a reliable and consistent basis while at the same time help us manage and project occupancy across our real estate portfolio and generate predictable cash flows. Our fixed storage commitment contracts also typically include price increase mechanisms that are fixed or tied to the PPI or related indices, giving us the ability to recover cost increases which are incorporated in the indices, such as wage increases and increases in power, property taxes and other costs.

Over the last several years, we have transitioned a significant portion of our rent and storage revenues generated on an as-utilized, on-demand basis to a fixed storage commitment basis, as evidenced by the annualized rent and storage revenues from our fixed storage commitment contracts and leases as of September 30, 2017 equaling 38.3% of our total warehouse segment rent and storage revenues for the twelve months ended September 30, 2017. As of September 30, 2017, we had entered into contracts featuring fixed storage commitments or leases with 83 customers in our warehouse segment, which generated approximately $190.8 million of annualized committed rent and storage revenues as of September 30, 2017 and $455.0 million of total warehouse segment revenues for the twelve months ended September 30, 2017. Our contracts featuring fixed storage commitments typically have stated maturities ranging from three to seven years. As of September 30, 2017, our contracts featuring fixed storage commitments had a weighted average stated term of approximately five years and a weighted average remaining term of three years. We believe the scope and breadth of our network position us favorably to continue to increase our fixed storage commitments as we believe this structure offers commercial advantages to both our customers and us.

Focused and Disciplined Strategy to Expand Our Portfolio of Temperature-Controlled Warehouses

We believe our operating systems, scalable information technology platform and economies of scale provide us with a significant advantage over our competitors with respect to expansion, development and acquisition opportunities. We anticipate that as the first publicly traded REIT focused on the temperature-controlled warehouse industry we will have greater access to the capital markets than our competitors, which we believe will allow us to strategically enter new locations, fill gaps in existing distribution networks and effectively compete for expansion, development and acquisition opportunities.

•	Capitalize on Expansion and Development Opportunities. We actively seek opportunities to expand our warehouse portfolio in order to serve customer-specific needs and take advantage of favorable market conditions supported by demonstrable customer demand. We seek to expand on land parcels that we own when possible. We currently own more than 600 acres of land adjacent to more than 60 of our temperature-controlled warehouses, which is in addition to land we own adjacent to our warehouses that is either currently under development or in our future development pipeline. This land has the potential to support future expansions of existing temperature-controlled warehouses and the development of new temperature-controlled warehouses aggregating approximately 500 million cubic feet and 1.7 million pallet positions (based on standard warehouse configurations consistent with our existing network).

In evaluating customer-specific opportunities, we work with our customers to locate projects in the most logistically efficient locations to serve our customer’s needs for additional space. We also pursue expansion and development opportunities as driven by market dynamics and as necessary to support demonstrable customer needs or when strategically desirable, particularly near significant MSAs with respect to which we have existing facilities and particularized market knowledge. We refer to these opportunities as market-demand opportunities. We believe our demand-driven approach to expansion and development opportunities reduces the risks associated with these projects. Since 2014, we have completed three customer-specific expansion and development opportunities totaling approximately $41 million in construction costs, aggregating 9.9 million cubic feet and approximately 23,000 pallet positions. As of September 30, 2017, the average return on invested capital for the two projects that have reached stabilization ranged from approximately 18% to 20% and the budgeted stabilized return on invested capital for the third project is between 9% and 11%. For additional information regarding the calculation methodology and assumptions relating to our budgeted and actual returns on invested capital for expansion and development opportunities, please see “—Investment in Our Warehouses.” Our returns on completed expansions and developments may not be indicative of future results, and we may not achieve our targeted returns. A summary of our recently completed expansion and development opportunities as of September 30, 2017 is set forth below.

Recently Completed
	Opportunity Type	Facility Type	Cubic Feet (in millions)	Pallet Positions (in millions)	Cost of Expansion / Development		Completion Date
Facility					Total Cost (in millions)	Return on Invested Capital
Phoenix, AZ	Development	Distribution	3.5	12.1	$17.3	18%	Q1 2014
Leesport, PA	Expansion	Distribution	2.2	1.6	12.5	20.4%	Q3 2014
East Point, GA(1)	Redevelopment	Distribution	4.2	9.2	10.8	9.0-11.0%(2)	Q4 2016

Total			9.9	22.9	$40.6

(1) We acquired and redeveloped the East Point facility in 2016. (2) Figures represent budgeted stabilized return on invested capital with respect to the East Point facility.

•	Current Pipeline of Expansion and Development Opportunities. Based upon current market conditions, we anticipate executing an average of two to three expansion or development opportunities annually representing anticipated invested capital of between approximately $75 million and $200 million. Our current pipeline includes:

Under Construction. As of September 30, 2017, we have three expansion and development opportunities under construction with an estimated total cost of approximately $132.0 million and with scheduled completion dates ranging from the fourth quarter of 2017 to the fourth quarter of 2018. We expect these expansion and development opportunities to include approximately 26.7 million cubic feet and approximately 108,000 pallet positions, and they have budgeted stabilized returns on invested capital ranging from 8% to 15%. Two of the projects are market-demand expansion opportunities and one is a customer-specific development opportunity. No assurance can be given that the actual cost or completion dates of any expansions or developments will not exceed our estimate, or that our budgeted stabilized returns will be achieved. A summary of our under construction expansion and development opportunities as of September 30, 2017 is set forth below:

Facility	Opportunity Type	Facility Type	Under Construction		Costs of expansion / development (in millions)			Budgeted Stabilized Return on Invested Capital	Target Completion Date
			Cubic Feet (in millions)	Pallet positions (in thousands)	Cost to date	Estimate to completion (1)	Estimated cost (1)
Clearfield, UT	Expansion	Distribution	5.8	22	$23.3	$5.7	$29.0	12-15%	Q4 2017
Middleboro, MA	Development	Production Advantaged	5.2	28	2.7	21.3	24.0	8-12%	Q3 2018
Rochelle, IL	Expansion	Distribution	15.7	58	10.8	68.2	79.0	12-15%	Q4 2018

Total			26.7	108	$36.8	$95.2	$132.0

(1)	Reflects management’s estimate of cost of completion as of September 30, 2017.

Future Pipeline. As of September 30, 2017, we have also identified and are either actively underwriting or otherwise evaluating a range of expansion and development opportunities with an estimated total cost in excess of $1.2 billion, including potential expansion opportunities on more than 85 acres of land adjacent to nine temperature-controlled warehouses in our existing real estate portfolio. Our future pipeline includes both customer-specific and market-demand expansion and development opportunities. We note that these investments have not yet been approved by our board of trustees. Under current market conditions, we generally budget an unleveraged stabilized return on invested capital of between 10% and 15% on expansion opportunities and between 8% and 13% on development opportunities depending upon the site, construction and customer profile, although we may vary our budgeted stabilized returns for strategic purposes in certain customer or market-driven circumstances. These future pipeline opportunities are at various stages of discussion and consideration and, based on historical experiences, many of them may not be pursued or completed as contemplated or at all, and there is no assurance that our budgeted stabilized returns will be achieved.

A summary of our future pipeline of customer-specific expansion and development opportunities as of September 30, 2017 is set forth below:

Customer-Specific Opportunities
Customer	Region	Opportunity Type	Facility Type
Retailer	International	Development	Distribution
Retailer	West	Development	Distribution
Retailer	International	Development	Distribution
Food Producer	East	Development	Production Advantaged
Food Producer	Central	Development	Production Advantaged
Food Producer	West	Expansion	Production Advantaged
Food Producer	Central	Expansion	Production Advantaged
Food Producer	West	Expansion	Production Advantaged
Retailer	West	Expansion	Distribution
Food Producer	Central	Expansion	Production Advantaged

A summary of our future pipeline of market-demand expansion and development opportunities as of September 30, 2017 is set forth below:

Market-Demand Opportunities
Market	Opportunity Type	Facility Type
New England	Development	Distribution
Southern California	Development	Distribution
Southeast	Expansion	Distribution
Central	Expansion	Distribution
Texas	Expansion	Distribution
Pacific Northwest	Expansion	Distribution

•	External Growth Through Acquisitions. We also have experience in identifying strategic acquisitions and successfully integrating them into our warehouse portfolio. In 2010, we completed the acquisition of Versacold’s warehouses and operations in the United States, Australia, New Zealand, Argentina and select managed assets in Canada to solidify our position as the largest owner and operator of temperature-controlled warehouses in the world. This strategic acquisition combined two of the leading temperature-controlled warehouse companies in the temperature-controlled storage industry and added 74 temperature-controlled warehouses (representing 416 million cubic feet) to our portfolio. Our information technology and customer interface facilitate our efforts to integrate acquisitions, drive synergies and generate superior risk-adjusted returns.

The temperature-controlled warehouse storage business in the United States is fragmented in terms of ownership and comprised primarily of closely held or family enterprises that own facilities concentrated in local markets. In addition, as of October 2015 (the latest period for which information is available), food producers, distributors, retailers and e-tailers in the United States owned 1.3 billion cubic feet of temperature-controlled warehouse space, according to the USDA. These participants have increasingly made certain warehouses available for sale and outsourced their temperature-controlled warehousing needs in the related geographic areas to increase efficiency, reduce costs and redeploy capital into their core businesses. The ample supply of independent warehouses owned by smaller industry participants, together with the outsourcing opportunities from food producers, distributors, retailers and e-tailers, provide us the opportunity to strategically expand our warehouse portfolio in the United States and fill in gaps in existing distribution networks. We also intend to strategically grow our portfolio globally through acquisitions of temperature-controlled warehouses in attractive international markets to service demonstrable customer demand where we believe the anticipated risk-adjusted returns are consistent with our investment objectives. Specifically, we are targeting attractive growth opportunities for temperature-controlled warehouses in international markets in Asia and Europe. In Asia, we believe that the large and growing population, increasing affluence among citizens, evolving food consumption habits and limited number of temperature-controlled warehouses relative to population afford us an opportunity to utilize our strong reputation, operational expertise, strong relationships with existing customers already active in the region and balance sheet strength as a platform for temperature-controlled warehouse development and acquisition. In Europe, we believe there may be attractive opportunities to leverage our global brand, customer relationships and depth of experience to acquire an existing business and expand our integrated real estate portfolio.

Due to the size and scope of our integrated warehouse network, and the scalability of our operating systems and information technology platform, we believe we are well-positioned to continue to be a consolidator in the temperature-controlled warehouse storage industry.

Capitalize on Increased Outsourcing by Leading Global Food Producers, Distributors, Retailers and E-Tailers

Over the last 35 years, frozen food producers, distributors, retailers and e-tailers have increasingly outsourced their temperature-controlled warehousing needs to increase efficiency, reduce costs and redeploy capital into core businesses. Since 1979, the total amount of U.S. temperature-controlled warehouse capacity, as measured by cubic feet, outsourced by food producers, distributors, retailers, e-tailers and other comparable participants in the cold chain has grown at a compounded annual growth rate of 3.5%, according to USDA statistics. We anticipate that cold chain participants will continue to make certain of their “in-house” temperature-controlled warehouses available for sale in the future and, accordingly, will continue to look to third-party providers to meet their temperature-controlled warehouse storage and service needs in related geographic markets. We believe that our ability to offer the most extensive and integrated network of high-quality temperature-controlled warehouses globally with value-added services and our long-standing relationships with leading cold chain participants will enable us to capitalize on this trend.

Well Positioned to Benefit from E-Commerce Growth

Our warehouse portfolio serves as a fundamental bridge between food producers and fulfillment centers – whether for online e-tailers or traditional brick and mortar retailers. While the growing popularity of e-commerce has re-organized the retail landscape in the United States, it has not adversely impacted the overall volume of temperature-sensitive goods moving through the cold chain, the stability of our cash flows or the integrity of our warehouse portfolio. Moreover, we believe our global footprint and the comprehensive temperature-controlled storage solutions that we offer across our integrated real estate portfolio make us well-positioned to capture substantial growth in temperature-controlled storage demand generated by the rise of e-tailers, who typically require significantly more logistics space than traditional retailers. We believe our ability to design, build and operate warehouses across the cold chain makes us an attractive storage solution for the growing e-tailer segment and positions us well to generate new relationships, drive growth and capture market share by increasing our presence in the e-commerce channel.

Expand Our Presence by Increasing Market Share for Other Temperature-Sensitive Product Types

Although we focus on providing temperature-controlled warehouse space to the food industry, we also store other forms of temperature-sensitive products, including pharmaceutical, floral and chemical products. As the rapid growth in e-commerce continues to increase the flow of products through the global distribution network, we believe our ability to provide comprehensive and consistent quality warehousing and value-added services at all points in the cold chain put us in a strong position to develop new relationships, drive growth and enhance market share with producers, distributors, retailers and e-tailers in other temperature-sensitive products. Additionally, we have the flexibility to store non-temperature-sensitive “dry” goods in our warehouses to the extent desirable.

Our Business Segments

We view and manage our business through three primary business segments—warehouse, third-party managed and transportation. We also own and operate a limestone quarry through a separate business segment. Our core business is our warehouse segment, where we provide temperature-controlled warehouse storage and related handling and other warehouse services. The largest proportion of our revenues and segment contribution (NOI) is generated from our warehouse segment as seen in the charts below.

Total Revenues by Segment (Last Twelve Months Ended September 30, 2017)	Segment Contribution (NOI) (Last Twelve Months Ended September 30, 2017)

Under our warehouse segment, as of September 30, 2017, we operated 160 high-quality temperature-controlled warehouses across the globe. In our warehouse segment, we collect rent and storage fees from customers to store their frozen and perishable food and other products, such as fruits, vegetables, meats, seafood, novelties, dairy and packaged foods, within our real estate portfolio. We also provide our customers with value-added services related to the products stored in our buildings. Fees for these services are typically incurred upon receipt and placement of our customers’ products into storage and, again, upon retrieval and preparation of their products for delivery. The storage and value-added services we provide through our warehouse segment are integral components of the cold chain for our customers, linking food producers, distributors, retailers and e-tailers who require temperature-controlled warehouse space and use related services for their temperature-sensitive products. We believe that the scope and significant capability of our value-added services promote customer retention and drive warehouse storage and occupancy.

Under our third-party managed segment, we manage warehouses on behalf of third parties and provide warehouse management services to several leading food retailers and manufacturers in customer-owned facilities, including some of our largest and longest-standing customers. We believe using our third-party management services allows our customers to increase efficiency, reduce costs, reduce supply-chain risks and focus on their core businesses. We also believe that providing third-party management services to many of our key customers underscores our ability to offer a complete and integrated suite of services across the cold chain. We receive a reimbursement of substantially all expenses for warehouses that we manage on behalf of third-party owners, with all reimbursements recognized as revenues under the relevant accounting guidance. We may also earn management fees, incentive fees upon achieving negotiated performance and cost-savings results, or an applicable mark-up on costs.

In our transportation segment, we broker and manage transportation of frozen and perishable food and other products for our customers. Our transportation services include consolidation services (i.e., consolidating a customer’s products with those of other customers for more efficient shipment), freight under management services (i.e., arranging for and overseeing transportation of customer inventory) and dedicated transportation services, each designed to improve efficiency and reduce transportation and logistics costs to our customers. We typically provide these transportation services at cost plus a service fee or, in the case of our consolidation services, we charge a fixed fee.

We believe our transportation services, together with our value added services, provide our customers with a comprehensive solution for storing and transporting their products through the cold chain. We also believe that this comprehensive solution ultimately enhances the value of our real estate by differentiating us from our competitors, enhancing customer retention and driving warehouse storage and occupancy.

Together, our three primary business segments form an integrated network in the cold chain, which allows us to offer our customers a comprehensive suite of cold chain solutions at all stages of the product life-cycle.

We also operate a limestone quarry on the land we own around our Carthage, Missouri warehouse, which contains substantial limestone deposits. We do not view the operation of the quarry as an integral part of our business.

Warehouse Segment

Our warehouse segment is our core and largest business segment. In addition to warehouse rent and storage and related handling services, we provide other warehouse services to customers to plan and organize their cold chains in a strategic, cost-effective and efficient manner. The integrated information technology solutions in our warehouse segment help our customers analyze their inventories in order to optimize efficiency and reduce costs, which we believe helps drive customer demand and loyalty. For the nine months ended September 30, 2017, our warehouse segment generated approximately $848.1 million in revenues and approximately $254.4 million in segment contribution (NOI). For the nine months ended September 30, 2017, the segment contribution (NOI) generated by our warehouse rent and storage services was approximately $236.6 million and the segment contribution (NOI) generated by our warehouse services was approximately $17.8 million. For the year ended December 31, 2016, our warehouse segment generated approximately $1.08 billion in revenues and approximately $314.0 million in segment contribution (NOI). For the year ended December 31, 2016, the segment contribution (NOI) generated by our warehouse rent and storage services was approximately $302.8 million and the segment contribution (NOI) generated by our warehouse services was approximately $11.2 million. While the contribution (NOI) margin for warehouse segment warehouse services is low relative to the contribution (NOI) margin for warehouse segment rent and storage services, the breadth and sophistication of our warehouse services drive demand for our storage services, which drives occupancy rates at our facilities and significantly enhances our market share.

Temperature-Controlled Warehouse Properties

We are the world’s largest owner and operator of temperature-controlled warehouses. As of September 30, 2017, we operated a global network of 160 high-quality warehouses encompassing 945.3 million cubic feet, with 142 warehouses in the United States, six warehouses in Australia, seven warehouses in New Zealand, two warehouses in Argentina and three warehouses in Canada. Many of our warehouses are located in key logistics corridors in the countries in which we operate, including strategically critical U.S. and international MSAs, while others are connected or immediately adjacent to customers’ production facilities. As of September 30, 2017, we owned 122 temperature-controlled warehouses globally (seven of which are subject to long-term ground leases) and leased 26 temperature-controlled warehouses to provide storage and value-added services to our customers. We believe our strategic locations and the extensive geographic presence of our integrated warehouse network are fundamental to our customers’ ability to optimize their distribution networks while reducing their capital expenditures, operating costs and supply-chain risks.

Our temperature-controlled warehouse business provides food producers, distributors, e-tailers and retailers access to large-scale temperature-controlled facilities as part of their cold chain. We own, operate, develop and manage five distinct property types to meet our customers’ needs, which we believe provides us with a competitive advantage in the temperature-controlled warehouse industry. We define average physical occupancy in our temperature-controlled warehouses as the average number of occupied pallets divided by the estimated number of average physical pallet positions in our warehouses, as described in additional detail in “—Occupancy of our Warehouses” below. We do not believe that a 100% occupancy rate is an ideal target for utilization of our warehouses because optimizing pallet throughput and efficient delivery of relevant value-added services require a certain amount of free pallet position capacity at all times. Our target occupancy across our real estate portfolio varies by warehouse and warehouse type because our warehouses are configured to accommodate the individual needs of our customers, particularly during periods of peak utilization when there is high throughput and pallet-turnover. Our warehouse portfolio consists of five distinct property types:

•	Distribution. As of September 30, 2017, we owned or leased 59 distribution centers with approximately 463.1 million cubic feet of temperature-controlled capacity and 1.5 million pallet positions. Average annual physical occupancy at our distribution centers was 77.1% for the twelve months ended September 30, 2017. Distribution centers typically house a wide variety of customers’ finished products until future shipment to end users. Each distribution center is located in a key distribution hub that services a distinct surrounding population center in a major market. Our distribution centers may also store finished products specifically for distribution to a small number of regional or local retailers and provide direct-to-store delivery. Occupancy rates in our distribution facilities are dependent upon local market conditions and the customers serviced and the goods stored therein, but are generally lowest in the months of May and June and exhibit a gradual increase thereafter whether as a result of our customers building inventories in connection with end-of-year holidays or other comparable factors attributable to a given customer’s business. Services provided in these facilities typically involve a high degree of labor, such as case-picking activities of all outbound shipments. The racking systems in our distribution warehouses are often configured to support retail operations, and feature shallower rows designed to facilitate performing these services.

•	Public. As of September 30, 2017, we owned or leased 46 public warehouses with approximately 205.5 million cubic feet of temperature-controlled capacity and 823.3 thousand pallet positions. Average annual physical occupancy at our public warehouses was 73.3% for the twelve months ended September 30, 2017. Public warehouses generally store multiple types of inventory and cater to small and medium-sized businesses by primarily serving the needs of local and regional customers. Food producers, distributors, retailers and e-tailers use these warehouses to store capacity overflow from their production warehouses or to facilitate cost-effective distribution. Occupancy in our public warehouses is generally consistent with occupancy in our distribution warehouses; however, we typically service more customers in a less customized fashion in our public warehouses and, therefore, occupancy at these sites is generally more a function of local and regional market conditions than harvests or inventory buildup of individual customers. We typically provide significant value-added services in these facilities, such as blast freezing, case-pick and kitting.

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Production Advantaged. As of September 30, 2017, we owned or leased 39 production advantaged warehouses with approximately 203.1 million cubic feet of temperature-controlled capacity and 864.6 thousand pallet positions. Average annual physical occupancy at our production advantaged warehouses was 78.7% for the twelve months ended September 30, 2017. Production advantaged warehouses are temperature-controlled warehouses that are typically dedicated to one or a small number of customers. Production advantaged warehouses are generally located adjacent to or otherwise in close proximity to customer processing or production facilities and were often build-to-suit at the time of their construction. Our production advantaged customers store large quantities of ingredients, partially processed products or finished products in the warehouses until they are shipped to the next stage of production or distributed to end markets. Occupancy at our production advantaged sites is highly dependent upon the identity of the customer serviced and the goods stored therein. For instance, a harvest may result in a sudden increase in stored temperature-sensitive products at a warehouse configured to accommodate an agricultural producer, driving occupancy to exceed 100% of previously configured pallet positions for a brief period before declining to below 50% as the harvested products are distributed to processing plants or retailers over time. On the other hand, occupancy rates generally would stay within a tighter range for a production advantaged warehouse configured to accommodate a poultry producer where production and storage needs are more constant. The primary services we provide in our production advantaged warehouses include storage and blast freezing. Given the homogenous nature of the inventory stored in our production advantaged facilities, the racking systems therein may feature deeper rows with fewer pallets facing aisles or comprise bulk space with product stacked in specially designed totes.

•	Facility Leased. As of September 30, 2017, we had four facility leased warehouses with approximately 17.9 million cubic feet of temperature-controlled capacity where customers manage their own temperature-controlled warehousing or carry on processing operations generally in warehouses adjacent, or in close proximity, to their production facilities. We charge our customers that are party to these leases rent based on the square footage leased in our warehouses. Our facility leased warehouses are facilities that are leased to third parties, such as retailers, e-tailers, distributors, transportation companies and food producers, that desire to manage their own temperature-controlled warehousing or carry on processing operations generally in warehouses adjacent, or in close proximity, to their retail stores or production facilities. The majority of our facility leased warehouses are leased to third parties under “triple net lease” contracts pursuant to which the customer is responsible for all costs incurred for facility maintenance, insurance, taxes, utilities and other services necessary or appropriate for the applicable warehouse and the business conducted at the applicable warehouse. Occupancy at our facility leased warehouses tends to be stable and is a function of demand for the location and the leases we have in place at the applicable site. We recognize a facility leased warehouse as being 100% occupied to the extent it is subject to an effective lease as of the date of determination.

•	Third-Party Managed. As of September 30, 2017, we managed 12 warehouses on behalf of third parties and provided warehouse management services to several leading food retailers and manufacturers in customer-owned facilities, including some of our largest and longest-standing customers. Our third-party managed segment provides a complete outsourcing solution by managing all aspects of the distribution of our customers’ products, including order management, reverse logistics, inventory control and, in some instances, dedicated transportation services for temperature-controlled and ambient (i.e., non-refrigerated) customers.

Features of Our Warehouses

The warehouses in our portfolio include features intended to meet the “mission critical” role they serve in the cold chain. Our warehouses include customized racking systems that allow for the storage of products on pallets in horizontal rows across vertically stacked levels in an efficient and secure manner. Our racking systems can accommodate a wide array of different customer storage needs. In addition, some of the warehouses in our real estate portfolio also include advanced conveyors and automated pallet retrieval systems, high volume refrigeration systems, refrigerated docks, specialized fire suppression systems, specialized and insulated walls and panels, insulated and heated floors, and reliable temperature-control systems that can implement distinct climate zones within the same warehouse. We believe that our warehouses are well-maintained and in good operating condition. For information concerning our quality control procedures, see “—Quality Processes” below.

Occupancy of our Warehouses

Physical occupancy of an individual warehouse is impacted by a number of factors, including the type of warehouse (i.e., distribution, public, production advantaged, or facility leased), specific customer needs in the markets served by the warehouse, timing of harvests or protein production for customers of the warehouse, the existence of leased but unoccupied pallets and the adverse effect of weather or market conditions on the customers of the warehouse. On a portfolio-wide basis, physical occupancy rates and warehouse revenues generally peak between mid-September and early-December in connection with the holiday season and the peak harvest season in the United States. Physical occupancy rates and warehouse revenues on a portfolio-wide basis are generally the lowest during May and June.

Our target occupancy across our warehouse portfolio varies by warehouse and warehouse type because our warehouses are configured to accommodate the individual needs of our customers. In contrast to standard ambient warehouses that typically target an occupancy rate of 95%, we generally regard approximately 85% average physical occupancy across our temperature-controlled warehouse portfolio as optimal, subject to relevant local market conditions and individual customer needs. We do not believe that a 100% occupancy rate is an ideal target for utilization of our warehouses because optimizing pallet throughput and efficient delivery of relevant value-added services require a certain amount of free pallet position capacity at all times in order to be able to efficiently place, store and retrieve products from pallet positions, particularly during periods of greatest occupancy or highest volume.

We analyze renewals on the basis of customer relationships and the generation of revenue from customer relationships at warehouses within our network. We consider our churn rate to be the percentage reduction in recurring revenues due to customer losses on a period-to-period basis. We define a customer loss as a customer and warehouse combination that has not generated revenue in the last twelve months or has not generated revenue in the current measurement period that previously generated revenue in the prior comparable period. We exclude from customer losses identifiable customer relationships and business that has been transferred within our network. Our churn rate for the years ended December 31, 2016 and December 31, 2015 as well as the nine months ended September 30, 2017 were 5.1%, 6.4% and 5.7%, respectively.

Throughput at our Warehouses

The level of throughput at our warehouses is an important factor impacting our warehouse services revenues in our warehouse segment. Throughput refers to the volume of pallets that enter and exit our warehouses. Higher levels of throughput drive warehouse services revenues in our warehouse segment as customers are typically billed on a basis that takes into account the level of throughput of the goods they store in our warehouses.

The following chart illustrates average physical occupancy for each quarter during the nine months ended September 30, 2017, the years ended December 31, 2016, December 31, 2015 and December 31, 2014 and the twelve months ended September 30, 2017, September 30, 2016 and September 30, 2015.

Average Physical Occupancy(1)

(1)	We define average physical occupancy as the average number of occupied pallets divided by the estimated number of average physical pallet positions in our warehouses for the applicable period. We estimate the number of physical pallet positions by taking into account actual racked space and by estimating unracked space on an as-if racked basis. We base this estimate on the total cubic feet of each room within the warehouse that is unracked divided by the volume of an assumed rack space that is consistent with the characteristics of the relevant warehouse. On a warehouse by warehouse basis, rack space generally ranges from two to three feet depending upon the type of facility and the nature of the customer goods stored therein. The number of our pallet positions is reviewed and updated quarterly, taking into account changes in racking configurations and room utilization.

Historically, providers of temperature-controlled warehouse space have offered storage services to customers on an as-utilized, on-demand basis. We have entered into fixed storage commitments with certain of our customers which give us, among other things, additional clarity around the expected occupancy of our warehouses. As of September 30, 2017, we had entered into contracts featuring fixed storage commitments or leases with 83 of our customers in our warehouse segment. Customers with fixed storage provisions commit to occupy a certain number of pallets at a designated storage rate for the applicable portion of their contractual term, whether the customer elects to physically store goods in a warehouse or not. As a result, certain pallets in our warehouses may generate storage revenue pursuant to fixed storage commitments despite not being physically occupied. We refer to economic occupancy as the aggregate number of physically occupied pallets and any additional pallets otherwise contractually committed for a given period. To the extent that a customer with a fixed storage provision elects not to utilize all of its committed pallets in a particular warehouse, we have the flexibility to deploy those pallets to facilitate shorter-term customers that desire space on an as-utilized, on demand basis.

Ownership of Our Real Estate

Historically, we have owned a significant majority of the temperature-controlled warehouses in our portfolio as opposed to leasing those warehouses or entering into warehouse management arrangements with third-party owners. We believe that the ownership of our real estate portfolio provides us with cost of capital and balance sheet advantages, stemming from the attractive financing options available to real estate owners and the tax advantages of being a REIT. In addition, in an acquisition, we would have the ability to utilize our “UPREIT” operating partnership structure to provide attractive tax-advantaged consideration (i.e., interests in our operating partnership) to potential sellers. We also believe that consolidation of the ownership and operation of our portfolio significantly enhances the value of our business by allowing us to provide customers with our complementary suite of value-added services across one integrated and reliable cold chain network. Ownership of our integrated cold chain network enhances our ability to efficiently reposition customers and undertake capital improvements or other modifications on their behalf without the need to obtain third-party approvals. Our decision to own, rather than lease, a significant majority of our warehouses provides us with better control over the specialized nature of our assets and greater influence over our warehouse locations on a long-term basis, which is crucial to meeting our customers’ “mission critical” cold chain needs and allows us to enhance our suite of valued-add services.

Many of our competitors have elected to bifurcate the ownership and operation of temperature-controlled warehouses. Separating the ownership from the operation of a temperature-controlled warehouse allows our competitors to capture value from the underlying real estate holdings at the time of divestiture, but diminishes their control over their cold chain networks and does not provide the financial flexibility and tax advantages that result from the ownership of real estate.

A variety of factors influence our decision whether to own or to lease particular warehouses, including the rules applicable to REITs under the Code, specific customers’ requirements, our existing capacity and supply-demand imbalances, and, in the case of an acquisition of a temperature-controlled warehouse, the existing ownership structure.

Customer Overview

The following table presents summary information concerning our 25 largest customers in our warehouse segment, based on warehouse segment revenues for the twelve months ended September 30, 2017:

(1)	Based on last twelve months warehouse revenues as of September 30, 2017.
(2)	Represents long-term issuer ratings as of October 31, 2017.

Geographic Diversification

We believe that our geographic diversification across the United States helps alleviate pressure from unfavorable weather or economic conditions in certain parts of the country. We believe our global diversification provides additional stability by balancing the impact of seasonality and providing exposure to various foreign markets. The following charts set forth a summary of the geographic diversification of our revenues for the twelve months ended September 30, 2017. Amounts in these charts may not sum due to rounding.

Geographic Diversification U.S. Warehouse Segment Revenues by Region (Last Twelve Months Ended September 30, 2017)	Geographic Diversification Warehouse Segment Revenues by Country (Last Twelve Months Ended September 30, 2017)

Commodity Diversification

We store a wide variety of frozen and perishable food and other products in our temperature-controlled warehouses, such as fruits, vegetables, meats, seafood, novelties, dairy and packaged foods, at all stages of production from processing of raw materials to assembly of finished products. The diversity of the product mix and facility type in our temperature-controlled warehouses helps insulate us from commodity shocks, secular shifts in consumer preferences and other macro-economic forces. The following table sets forth information concerning the types of commodities that our customers store in our warehouses based on a percentage of our warehouse segment revenues for the twelve months ended September 30, 2017.

Warehouse Segment Revenues by Product Type

(Last Twelve Months Ended September 30, 2017)

(1)	Retail reflects a broad variety of product types from retail customers.

(2)	Packaged food reflects a broad variety of temperature-controlled meals and foodstuffs.
(3)	Distributors reflects a broad variety of product types from distribution customers.

Warehouse Type

We own and develop multiple types of temperature-controlled warehouses, which allows us to service all of our customers’ needs across our real estate portfolio. Our warehouse segment real estate portfolio consists of four distinct property types: distribution, public, production advantaged and facility leased. The following charts set forth information concerning the types of facilities that our customers utilize in our warehouse segment based on a percentage of our warehouse segment revenues and warehouse segment contribution (NOI) for the twelve months ended September 30, 2017. Amounts in these charts may not sum due to rounding.

Warehouse Segment Revenues by Warehouse Type (Last Twelve Months Ended September 30, 2017)	Warehouse Segment Contribution (NOI) by Warehouse Type (Last Twelve Months Ended September 30, 2017)

Value-Added Services and Operations

Our value-added services include:

•	receipt, handling and placement of products into the warehouse for storage and preservation;

•	retrieval of products from storage upon customer request;

•	blast freezing, which involves the rapid freezing of non-frozen products, including individual quick freezing for agricultural produce and seafood;

•	case-picking, which involves selecting product cases from pallets to build a new pallet;

•	building customized pallets;

•	kitting and repackaging, which involves assembling custom product packages for delivery to retailers and consumers, and labeling services;

•	order assembly and load consolidation;

•	exporting and importing support services;

•	container handling;

•	cross-docking, which involves transferring inbound products to outbound trucks utilizing our warehouse docks without storing them in our warehouses; and

•	government approved temperature-controlled storage and inspection services.

Except with respect to rental agreements for dedicated spaces that are exclusively controlled and staffed by an individual customer, our customers are required to notify facility personnel for placement, storage or retrieval of products in the warehouses, and customers do not have independent access to enter the storage areas or the warehouses. Each warehouse establishes its operating schedule independently in accordance with its customers’ needs, including some that may provide services to customers 24 hours per day during all or part of the year. Individual warehouses also establish their own operational processes and labor charges for the receipt from, or tender to, designated carriers.

Nature of Our Customer Contracts

We enter into a contract with each customer prior to storing the customer’s products in one of our warehouses. We enter into one of three types of contracts with our customers depending upon the individual needs and characteristics of the customer:

•	Defined contracts. We often seek to negotiate defined contracts when we establish new customer relationships or renew existing relationships, particularly with our largest customers. These defined contracts are designed to accommodate the individual needs and characteristics of our customers, and may include negotiated provisions such as fixed storage commitments, exclusivity provisions and specified durations. We believe these terms allow our customers access to temperature-controlled warehousing space for their products on a reliable and consistent basis and help us manage and project occupancy across our real estate portfolio and generate predictable cash flows. Defined contracts are intended to broadly outline the parameters of the relationship with the specific customer in accordance with our commercial business rule framework we seek to apply to all of our contractual relationships. Our defined contracts entered into under this framework may include one or more of the following negotiated features:

•	A storage fee based on a fixed storage commitment of the customer, plus additional storage fees based on additional on demand storage used by the customer. Fixed storage provisions provide us additional clarity around the expected occupancy of our warehouses and give our customers certainty around anticipated storage costs and dependable pallet availability over a long term period.

•	A fixed term, with stated renewal periods. The initial term of our defined contracts generally ranges from 15 to 20 years for build-to-suit warehouses and four to five years for other types of customer relationships. Renewal periods, in each case, generally range from four to five years.

•	Variable pricing for any value-added services, with the pricing for our storage and value-added services based on the anticipated profile of our customer outlining the anticipated pallet occupancy of the customer, anticipated throughput of pallets delivered and retrieved annually, expectations regarding the value-added services to be used by the customer, and anticipated labor hours necessary to provide the value-added services. Many of our defined contracts provide us the flexibility to seek equitable rate increases if the actual customer relationship is materially different than that contained in the customer profile.

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Pricing increase mechanisms based on inflationary cost increases and customer profile changes that materially affect our cost structures. These price increase mechanisms may be fixed or tied to the PPI or related indices, giving us the ability to recover cost increases which are incorporated in the indices, such as wage increases and increases in power, property taxes and other costs. Additionally, for certain customers whose contracts are not explicitly fixed or tied to the PPI or related indices, we reserve the right to increase overall rates upon incurring increased power or similar operating costs.

•	Amortization of costs associated with customer improvements over the life of the contract, with all unrecovered costs due on termination of the contract.

•	Requirement that customers pay for services provided under the contract within 30 days or less after being invoiced, and permitting us to charge interest for any late payments.

•	In a limited number of defined contracts, an exclusivity provision with respect to the usage of our portfolio as the customer’s sole provider of temperature-controlled warehouses in the key markets and logistics corridors where our warehouses are located. While a customer’s usage of temperature-controlled warehouse space may fluctuate, exclusivity provisions assist us in predicting occupancy in our portfolio based on the customer’s historical usage.

The following table sets forth a summary schedule of the expirations for any defined contracts featuring fixed storage commitments and leases in effect as of September 30, 2017 for the partial year beginning October 1, 2017 and each of the periods set forth below occurring thereafter. The information set forth in the table assumes no exercise of extension options under these contracts and leases.

Year of Contract Expiration	Number of Contracts	Annualized Committed Rent and Storage Revenue(1) (in thousands)	% of Annualized Committed Rent and Storage Revenue	Total Warehouse Segment Revenue Generated by Contracts with Fixed Commitments for Last Twelve Months Ended September 30, 2017	Annualized Committed Rent and Storage Revenue at Expiration(2) (in thousands)
Month-to-month(3)	18	$12,829	7%	$26,976	$12,829
2017	18	16,751	9%	41,501	16,751
2018	39	38,425	20%	105,740	40,204
2019	19	34,099	18%	107,349	38,004
2020	21	24,077	13%	67,020	25,038
2021	6	3,487	2%	12,632	3,729
2022	13	42,320	22%	53,298	43,300
2023	2	2,772	1%	2,086	3,077
2024	1	424	—	683	463
2025	—	—	—	—	—
2026	2	5,779	3%	10,065	5,779
2027 and thereafter	4	9,827	5%	27,642	11,197

Total	143	$190,790	100%	$454,991	$200,370

(1)	Represents monthly fixed storage commitments and lease rental payments under the relevant expiring lease and defined contract and lease as of September 30, 2017, plus the weighted average monthly warehouse services revenues attributable to these contracts and leases for the twelve months ended September 30, 2017, multiplied by 12.
(2)	Represents annualized monthly revenues from fixed storage commitments and lease rental payments under the defined contracts and relevant expiring leases as of September 30, 2017 based upon the monthly revenues attributable thereto in the last month prior to expiration, multiplied by 12.
(3)	Customers whose contracts and leases expired prior to September 30, 2017 have continued on a weighted average basis of six months.

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Leases. We lease warehouse space to certain customers that desire to manage their own temperature-controlled warehousing or carry on processing operations in warehouses adjacent, or in close proximity, to their production facilities. As of September 30, 2017, we owned four facility leased warehouses with approximately 17.8 million cubic feet of temperature-controlled capacity and had separately entered into 42 leases with individual warehouse customers to lease a room or space in other of our facilities. Our facility leased warehouses are leased to third parties, such as distributors, transportation companies and food producers under “triple net lease” contracts pursuant to which the customer is responsible for all costs incurred for facility maintenance, insurance, taxes, utilities and other services necessary or appropriate for the applicable warehouse and the business conducted at the applicable warehouse. We charge our customers that are party to these leases rent based on the square footage leased in our warehouses. Our leases within warehouse space to individual customers are typically on a “modified gross” basis that generally require the landlord to pay for costs incurred for common area maintenance and to repair and maintain refrigeration systems and hold the tenant responsible for all other costs. We consider the creditworthiness of a potential tenant to be an important consideration in determining whether to engage in a new lease arrangement. At minimum, we obtain general business credit background and business reports with respect to each potential tenant prior to entering into a new lease. With respect to any proposed lease of material size, duration, or capital outlay, we also require, among other things, historical financial statements for review and evaluation.

The following table sets forth a summary schedule of the expirations of our facility leased warehouses and other leases pursuant to which we lease space to third parties in our warehouse portfolio, in each case, in place as of September 30, 2017 for the partial year beginning October 1, 2017 and each of the periods set forth below occurring thereafter.

Lease Expiration Year	No. of Leases Expiring	Annualized Rent(1) (in thousands)	% of Annualized Rent	Leased Square Footage (in thousands)	% Leased Square Footage	Annualized Rent at Expiration(2) (in thousands)
Month-to-Month(3)	10	$1,063	7.5%	101	4.4%	$1,063
2017	8	1,685	11.8%	152	6.7%	1,685
2018	8	1,419	10.0%	188	8.2%	1,435
2019	6	1,730	12.1%	369	16.1%	1,793
2020	6	3,292	23.1%	353	15.4%	3,432
2021	3	890	6.2%	420	18.4%	1,323
2022	2	972	6.8%	144	6.3%	972
2023	2	2,772	19.5%	493	21.5%	3,077
2024	1	424	3.0%	70	3.0%	463
2025	—	—	—	—	—	—
2026 and thereafter	—	—	—	—	—	—

Total	46	$14,248	100%	2,290	100	$15,243

(1)	Represents monthly rental payments under the relevant leases as of September 30, 2017, multiplied by 12.
(2)	Represents monthly rental payments under the relevant leases in the calendar year of expiration, multiplied by 12.
(3)	Customers whose leases expired prior to September 30, 2017 have continued on a weighted average basis of 46 months.

These leases had a weighted average remaining term of 32 months as of September 30, 2017.

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Month-to-Month Warehouse Rate Agreements. Month-to-month warehouse rate agreements are agreements that establish storage fee rates on products stored in our warehouses and rates for value-added services on an as-utilized, on-demand basis, typically pursuant to terms set forth on a standardized warehouse receipt and related rate schedule, but that do not require the customer to use our network or for us to reserve space for these customers. Our standard terms and conditions afford us favorable contractual protections and are not subject to negotiation with customers that enter into month-to-month warehouse rate agreements. Month-to-month customer relationships provide us flexibility in managing our occupancy rates as we seek to maximize profitability, meet the demands of existing customers and obtain new customers. Our month-to-month warehouse rate agreements generally require our customers to pay for storage in 30-day increments beginning when their products are delivered to our warehouses. We generally charge rent and storage fees based on the number of pallets our customers occupy under month-to-month warehouse rate agreements. Our month-to-month warehouse rate agreements may also include a minimum monthly rental payment from a customer to maintain its month-to-month warehouse rate agreements and retain access to a given warehouse.

We may have one contract with a customer that covers all of the warehouses where we store products for the customer or, more typically, multiple contracts with the same customer, which may be driven by a variety of factors, such as the geographic location of the products stored by the customer or the type of products stored by the customer.

Termination provisions in our contracts vary, but generally permit either party to terminate the contract upon a material breach by the counterparty and otherwise are specifically determined for each customer based on several factors. These include the volume of business involved, the readiness and quality of available capacity elsewhere and the customer’s internal constraints affecting its ability to move product.

We believe that the average duration of our customer relationships is one of our strongest competitive advantages, and consider our customer relationships “sticky” irrespective of the type of contract given the size and scope of our integrated warehouse network and the nature, quality and breadth of the services we provide. The weighted average length of our relationship with our 15 largest customers in our warehouse segment exceeds 35 years.

Recent Trends in Our Warehouse Segment

The following are key trends emerging in our warehouse segment:

•	Outsourcing. U.S. food producers, distributors, retailers, e-tailers and other comparable participants in the cold chain held approximately 1.03 billion cubic feet of temperature-controlled warehouses as assets on their balance sheets as of December 31, 2015 (the latest period for which information is available), according to IARW. These warehouses accounted for 25% of total U.S. temperature-controlled warehouse capacity and 4.86% of total global temperature-controlled warehouse capacity, according to IARW. Since 2005, the total amount of U.S. temperature-controlled warehouse capacity, as measured by cubic feet, outsourced by food producers, distributors, retailers, e-tailers and other comparable participants in the cold chain has grown at a compounded annual growth rate of 2.6%. We anticipate that cold chain participants will continue to make certain of their “in-house” temperature-controlled warehouses available for sale in the future and, accordingly, will continue to look to third-party providers to meet their temperature-controlled warehouse storage and service needs in related geographic markets.

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SKU Proliferation. There has been a proliferation of product category expansion in recent years as food producers, distributors, retailers and e-tailers have sought to cater to a broader and more diversified range of consumer preferences by offering a wider array of flavor, size and packaging options to consumers. This “SKU proliferation” (short for stock keeping unit) has enhanced the complexity of the cold chain for our customers, as they are forced to manage more complicated inventories, supply chains and transportation costs. Logistics and transportation costs can significantly exceed the cost of temperature-controlled storage for our customers. SKU proliferation has caused many of our customers to seek to customize pallets and individual case content in order to meet consumer demand at end-markets and reduce inventory held at retail locations. This has resulted in increased demand for our value-added services such as case picking and labeling. We believe this SKU proliferation will continue to expand in the foreseeable future to meet broadening consumer preferences.

•	Fixed Storage Commitments. Historically, the temperature-controlled warehouse industry standard has been to offer storage services to customers on an on-demand basis. Our largest customers move significant quantities of frozen foods through the global cold chain. Moving large volumes through the cold chain on a recurring basis requires dependable access to a corresponding number of pallet positions, typically across several production and distribution facilities. We believe the costs and time associated with new warehouse construction and the lack of scale and balance sheet flexibility available to the large majority of participants in the temperature-controlled storage industry constrain pallet position availability in major metropolitan markets during peak occupancy periods. Based on the foregoing, we have sought to include fixed storage commitments in contracts with certain of our customers. We believe the scope and breadth of our network position us favorably to continue to increase our fixed storage commitments as we believe this structure offers commercial advantages to both our customers and us. These contracts generated approximately $175.8 million of committed rent and storage revenues and $407.6 million of total warehouse segment revenues, in each case, for the twelve months ended September 30, 2017. We plan to continue to enter into contracts that include, among other things, fixed storage commitments in connection with establishing new customer relationships and renewing agreements with existing customers, particularly with our largest customers.

Third-Party Managed Segment

As of September 30, 2017, we managed 12 warehouses on behalf of third parties and provided warehouse management services to several leading food retailers and manufacturers in customer-owned facilities, including some of our largest and longest-standing customers. Our third-party managed segment provides a complete outsourcing solution by managing all aspects of the distribution, including order management, reverse logistics, inventory control and, in some instances, dedicated transportation services for temperature-controlled and ambient (i.e., non-refrigerated) customers. We believe using our third-party management services allows our customers to increase efficiency, reduce costs, reduce supply-chain risks and focus on their core businesses. We also believe that providing third-party management services to many of our key customers underscores our ability to offer a complete and integrated suite of services across the cold chain.

We receive a reimbursement of substantially all expenses for warehouses that we manage on behalf of third-party owners, with all reimbursements recognized as revenues under the relevant accounting guidance. We may also earn management fees, incentive fees upon achieving negotiated performance and cost-savings results, or an applicable mark-up on costs. Cost of operations for our third-party managed segment are reimbursed on a pass-through basis (typically within two weeks). Termination provisions in our contracts vary, but generally permit either party to terminate the contract upon a material breach by the counterparty or earlier upon payment of certain expenses and a termination fee to account for management fees that would otherwise be due during the term of the contract.

For the nine months ended September 30, 2017, our third-party managed segment generated approximately $178.6 million in revenues and approximately $9.7 million in segment contribution (NOI). For the year ended December 31, 2016, our third-party managed segment generated approximately $252.4 million in revenues and approximately $14.8 million in segment contribution (NOI).

Transportation Segment

In our transportation segment, we broker and manage transportation of frozen and perishable food and other products for our customers. Transportation costs are typically the largest expense our customers incur in moving products through the cold chain and can significantly exceed the cost of temperature-controlled storage. We believe that our customers highly value our ability to make their product transportation more efficient and cost-effective through the services we provide under our transportation segment as a result of the strategic location of our warehouses. The array of transportation services we offer to our customers include:

•	Consolidation. This service allows an individual customer to consolidate its products with other customers’ shipments for delivery on a fixed schedule. Consolidation services allow us to leverage scale to purchase full truck-loads and charge customers based on usage. For example, a customer might be charged $73 per pallet in a shipment arranged independently, instead of only $58 per pallet in a shipment that we broker that utilizes consolidation shipping. For the nine months ended September 30, 2017, consolidation services comprised approximately 48.5% of the revenues generated by our transportation segment.

•	Freight Under Management. Our freight under management services consists of purchasing transportation services on behalf of customers to provide complete integrated supply-chain solutions. For the nine months ended September 30, 2017, our freight under management services comprised approximately 30.7% of the revenues generated by our transportation segment.

•	Dedicated Transportation. We secure owned or leased transportation assets to cater to a long-standing customer’s specific needs. For the nine months ended September 30, 2017, our dedicated transportation services comprised approximately 20.8% of the revenues generated by our transportation segment.

We offer our transportation services to our customers primarily on a brokerage basis and do not own any meaningful transportation assets, such as trucks and containers, used in the provision of these services. Customers pay almost all of the operating expenses incurred in connection with our transportation services, making it an “asset-light” business. We typically provide these transportation services at cost plus a service fee or, in the case of our consolidation services, we charge a fixed fee. We have undertaken a strategic shift in our suite of transportation service offerings over the last five years in order to improve efficiency, increase profit margins and reduce transportation and logistics costs to our customers. We are focused on improving efficiency and decreasing cost in our transportation segment in order to create a solid foundation upon which to utilize this segment to support our customer relationships and drive business associated with our warehouse segment.

For the nine months ended September 30, 2017, our transportation segment generated approximately $107.7 million in revenues and approximately $9.7 million in segment contribution (NOI). For the year ended December 31, 2016, our transportation segment generated approximately $147.0 million in revenues and approximately $14.4 million in segment contribution (NOI).

While competitors are making efforts to improve their transportation services to customers, we believe our established transportation and distribution services are a significant competitive advantage, as many of our competitors do not have our experience in integrating distribution and transportation services with a temperature-controlled warehouse storage business. We also believe our transportation segment helps position us as a partner of the entire cold chain supply network.

Other Business and Quarry

We also operate a limestone quarry on the land we own around our Carthage, Missouri warehouse, which contains substantial limestone deposits. We do not view the operation of the quarry as an integral part of our business. We intend to entertain reasonable offers to dispose of this asset and exit this business segment, subject to compliance with covenants in our debt agreements.

Information Technology

The reliability and efficiency of our temperature-controlled warehouses have material implications for our customers’ respective businesses. Over the last five years, we have invested more than $60 million on our integrated and standardized information technology platform and a consolidated customer interface across our real estate portfolio. Our information technology platform provides us with the ability to streamline our warehouse operations and the data necessary to evaluate opportunities derived from customers and contracts, compare contract terms to actual contract performance, identify business trends and guide business decisions. Our information technology platform, coupled with our customer interface, provides our customers with what we believe is a “best-in-class” experience in managing the products they store with us. In addition, we provide our customers with many key services through our “i-3PL” customer interface system, such as inventory visibility and rotation, documentation of chain of temperature custody, order management, and access to key performance indicators, all on a real-time basis, across our integrated network of high-quality warehouses. We believe this level of service is critical not only in assisting our customers to optimize their logistics operations, but also in meeting their regulatory obligations under various food safety laws and regulations. Our modern warehouse technology solutions, which include “RedPrairie,” a platform of commercial software packages linked with customized modules in key areas of proprietary knowledge, feature technologies such as voice pick and Radio Frequency Identification and Automated Storage and Retrieval System, among others. With enhanced information technology capabilities, customers are able to track their products across our entire network, maintain increased visibility of their inventory with us and enjoy improved order management with us. Finally, we have developed labor management systems that provide us with detailed real time visibility into our labor usage, which is our single largest controllable warehouse expense.

We provide this functionality to our customers in our third-party managed segment as well. Our transportation management systems are fully integrated with our warehouse management systems to enable greater efficiency, including the ability to consolidate multiple loads from different customers onto a single truckload and thereby reduce customers’ freight costs. Our transportation management systems also provide fleet management capabilities for the equipment used.

Where possible, we implement best practices for infrastructure with a focus on reliability, including redundancy measures to ensure high availability during disaster recovery. Our use of progressive infrastructure technology extends into the warehouse to augment our standard wireless scanning capability with voice technology for order-picking. We also have advanced capabilities to interface with warehouse conveyors and retrieval systems.

Seasonality

We are involved in providing services to food producers, distributors, retailers and e-tailers whose businesses, in some cases, are seasonal or cyclical. On a portfolio-wide basis, physical occupancy rates and warehouse revenues are generally the lowest during May and June. Physical occupancy rates and warehouse revenues typically exhibit a gradual increase thereafter as a result of annual harvests and our customers building inventories in connection with end-of year holidays and generally peak between mid-September and early-December as a result thereof. In each year since 2014, we have generated the most revenues and our warehouses have experienced the highest occupancy levels in October or November. The involvement of our customers in a cross-section of the food industry mitigates, in part, the impact of seasonality as peak demand for various products occurs at different times of the year (for example, demand for ice cream is typically highest in the summer while demand for frozen turkeys usually peaks in the late fall). Our southern hemisphere operations in Australia, New Zealand and Argentina also help balance the impact of seasonality in our global operations, as their growing and harvesting cycles are complementary to North America. Each of our warehouses sets its own operating hours based on demand, which is heavily driven by growing seasons and seasonal consumer demand for certain products.

Power Costs

The temperature-controlled warehouse business is power-intensive. Keeping food products refrigerated or frozen requires large amounts of power, and managing power costs is a priority for us and our customers. Power costs accounted for 6.7% and 6.6%, respectively, of our total warehouse segment revenues for the year ended December 31, 2016 and the nine months ended September 30, 2017. We have a number of programs intended to optimize our use of power given the important role it plays in our overall cost structure. These programs include the following:

•	Modern and Sustainable Technologies. We have focused on modernizing our temperature-controlled warehouses to take advantage of the latest, cost-efficient power saving and green technologies. These efforts include LED lighting, motion sensor technology, variable frequency drives for our fans and compressors, third-party efficiency reviews and real-time monitoring of energy consumption, rapid close doors and alternative-power generation technologies to improve the energy efficiency of our warehouse. In many of our facilities, we have installed rapid-close doors that help maintain the temperatures within the warehouses more efficiently. We have also reduced power costs through the utilization of natural gas fuel cells and the installation of solar panels. We plan to continue to monitor new technologies, including automation, that will allow us to streamline our power use on a cost-efficient basis, and we are currently evaluating the installation of solar panels at additional warehouses.

•	Use Optimization. We seek to consume power during off-peak hours based on the needs of our warehouses. For example, we actively manage our refrigeration systems to time their peak usage of power during hours when power is less expensive. Power generally costs less during the night than during daytime hours. Targeting off-peak hours helps to optimize our power use and reduce our power costs.

•	Hedging Exposure in De-Regulated Jurisdictions. Certain jurisdictions in which we operate, such as Texas, Maine, Massachusetts and Australia, have deregulated market-based electricity exchanges. To manage our exposure to volatile power prices, we may enter into arrangements to fix power costs for all or a portion of our anticipated electricity requirements. The durations of these forward contracts are generally one year. In New Zealand, where power generation costs are unregulated, we enter into fixed price, variable volume power contracts for costs related to the generation of power.

•	Customer Contracts. We generally review and adjust pricing for existing contracts or renewals/new relationships based on inflationary cost increases and customer profile changes that materially affect our cost structures. Most of our 50 largest customers in our warehouse segment have price increase mechanisms in their contracts that are fixed or tied to the PPI or related indices, giving us the ability to recover cost increases which are incorporated in the indices, such as wage increases and increases in power, property taxes and other costs. Additionally, for certain customers whose contracts are not explicitly fixed or tied to the PPI or related indices, we reserve the right to increase overall rates upon incurring increased power or similar operating costs.

Sales and Marketing

As referenced above under “—Our Business and Growth Strategies—Capitalize on Increased Outsourcing by Leading Global Food Producers, Distributors, Retailers and E-Tailers,” we believe there is a significant opportunity to gain a larger share of the growing market for temperature-controlled services as food producers, distributors, retailers and e-tailers continue the trend of outsourcing their temperature-controlled storage and handling and logistics needs.

We have organized our internal sales and development teams to take an active role in working with our existing customers to make their product distribution more efficient and cost-effective. This includes all facets of development strategy for new warehouses for these customers through our proven ability to design, build and operate teams that focus on build-to-suit opportunities.

With respect to individual customer relationships, our sales and marketing efforts are integrated across all levels of management. Our senior management team is responsible for developing and maintaining the relationships with major customers, including all national customers. In addition, customers in each region are serviced by regional vice-presidents who plan and execute regional business development strategies. At the local level, individual warehouse managers are responsible for developing and maintaining long-term relationships with customers. We also incorporate sector specific expertise to support our sales and marketing efforts across designated sectors.

Quality Processes

We have implemented a comprehensive quality control process across our real estate portfolio that allows us to maintain relevant standards for food safety, occupational safety, process safety management and environmental management. In 2013, we began implementation of the Americold Operating System, or AOS, which aggregates our various quality control processes into a single operating framework and which drives compliance through employee development and engagement, continued operational efficiency and technology integration. We believe the collective result of the implementation of AOS is an engaged, talented and safe workforce able to deliver on our customers’ demands in a manner that we believe differentiates us from the level of service provided by our competitors.

Trademarks

The name “Americold” and the Americold logo are registered trademarks. We have established considerable goodwill with customers under this brand name and believe its reputation in our industry is a strong competitive advantage.

Regulatory Matters

General

Many laws and governmental regulations are applicable to our properties and changes in these laws and regulations, or interpretation of such laws and regulations by agencies and the courts, occur frequently.

Environmental Matters

Our operations are subject to a wide range of environmental laws and regulations in each of the locations in which we operate, and compliance with these requirements involves significant capital and operating costs. Failure to comply with these environmental requirements can result in civil or criminal fines or sanctions, claims for environmental damages, remediation obligations, revocation of environmental permits or restrictions on our operations. Future changes in environmental laws or in the interpretation of those laws, including stricter requirements affecting our operations, could result in increased capital and operating costs, which could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects and, consequently, amounts available for distribution to our shareholders.

Under various United States federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the entire cost of investigating, removing and remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the contamination. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for the entire clean-up cost.

The presence of hazardous or toxic substances on our properties, or the failure to properly remediate contaminated properties, could give rise to liens in favor of the government for failure to address the contamination, or otherwise adversely affect our ability to sell or lease properties or borrow using our properties as collateral. Environmental laws also may impose restrictions on the manner in which properties may be used or how our businesses may be operated.

Under environmental laws, a property owner or operator is subject to compliance obligations, potential government sanctions for violations or natural resource damages, claims from private parties for cleanup contribution or other environmental damages and investigation and remediation costs. In connection with the acquisition, ownership or operation of our properties, we may be exposed to such costs. The cost of resolving environmental, property damage or personal injury claims, of compliance with environmental regulatory requirements, of paying fines, or meeting new or stricter environmental requirements or of remediating contaminated properties could materially adversely affect our business, financial condition, liquidity, results of operations and prospects and, consequently, amounts available for distribution to our shareholders.

In the future, our customers may demand lower indirect emissions associated with the storage and transportation of refrigerated and frozen foods, which, if we are unable to meet these demands, could lead customers to seek temperature-controlled storage from our competitors or increase demand for alternatives to refrigerated and frozen foods. Further, such demand could require us to implement various processes to reduce emissions from our operations in order to remain competitive, which could adversely affect our business, financial condition, liquidity, results of operations and prospects.

Most of our warehouses utilize ammonia as a refrigerant. Ammonia is classified as a hazardous chemical regulated by the EPA and a significant release of ammonia from one of our properties could result in injuries, loss of life and property damage. Releases of ammonia occur at our warehouses from time to time. For example, in 2015, we identified, and reported when required, ammonia releases across refrigeration systems in six of our facilities. These releases resulted in no significant property damage. In 2016, we identified, and reported when required, ammonia releases across refrigeration systems in eight of our facilities. These releases resulted in no significant property damage. While most ammonia releases do not impact customer products, in June 2015, a release of ammonia occurred at our Dallas, Texas warehouse resulting in exposure to over 13,000 pallets of customer goods. Although we cannot predict the extent of our liabilities as a result of these incidents, we expect any related product damage claims to be covered by insurance subject to applicable deductibles. Although our warehouses have risk management programs required by OSHA, the EPA and other regulatory agencies in place, we could incur significant liability in the event of an unanticipated release of ammonia from one of our refrigeration systems. Our warehouses also may have under-floor heating systems, some of which utilize ethylene glycol or other hazardous substances; releases from these systems could potentially contaminate soil and groundwater.

Nearly all of our properties have been the subject of environmental assessments conducted by environmental consultants. However, many of these assessments are not current and most have not been updated for the purposes of this offering. Most of these assessments have not included soil sampling or subsurface investigations. Many of our older properties have not had asbestos surveys. In many instances, we have not conducted further investigations of environmental conditions disclosed in these environmental assessments nor can we be assured that these environmental assessments have identified all potential environmental liabilities associated with our properties. Material environmental conditions, liabilities or compliance concerns may arise after the date of the environmental assessments on our properties. Moreover, there can be no assurance that (1) future laws, ordinances or regulations will not impose new material environmental obligations or costs, including with respect to the potential effects of climate change or new climate change regulations, (2) we will not incur material liabilities in connection with known or undiscovered environmental conditions arising out of past activities on our properties or (3) our properties will not be adversely affected by the operations of customers, by environmental impacts or operations on neighboring properties (such as releases from underground storage tanks), or by the actions of parties unrelated to us.

Food Safety Regulations

Most of our warehouses are subject to compliance with federal regulations regarding food safety. Under the Public Health Security and Bioterrorism Preparedness and Response Act of 2002, the United States Food and Drug Administration, or the FDA, requires us to register all warehouses in which food is stored and further requires us to maintain records of sources and recipients of food for purposes of food recalls. The Food Safety Modernization Act, or FSMA, was signed into law in January 2011 and significantly expanded the FDA’s authority over food safety, providing the FDA with new tools to proactively ensure the safety of the entire food system, including for example, new hazard analysis and preventive controls requirements, food safety planning, requirements for sanitary transportation of food, increased inspections and mandatory food recalls under certain circumstances. Since the adoption of FSMA, the FDA has issued many new food safety-related final rules, some of which impact our business. The most significant new rule which impacts our business is the Current Good Manufacturing Practice and Hazard Analysis and Risk-Based Preventive Controls for Human Food rule. This rule requires a food facility to establish a food safety system that includes an analysis of hazards and the implementation of risk-based preventive controls, among other steps. This is in addition to requirements that we satisfy existing Good Manufacturing Practices with respect to the holding of foods, as set forth in FDA regulations. The USDA also grants to some of our warehouses “ID status,” which entitles us to handle products of the USDA. As a result of the regulatory framework from the FDA, the USDA and other local regulatory requirements, we subject our warehouses to periodic food safety audits which are for the most part carried out by ASI Food Safety Consultants, a third-party provider of such audits. In addition to meeting any applicable food safety, food facility registration and recordkeeping requirements, our customers often require us to perform food safety audits.

To the extent we fail to comply with existing food safety regulations or contractual obligations, or are required to comply with new regulations or obligations in the future, it could adversely affect our business, financial condition, liquidity, results of operations and prospects, as well as the amount of funds available for distribution to our shareholders.

Occupational Safety and Health Act

Our properties are subject to regulation under OSHA, which requires employers to provide employees with an environment free from hazards, such as exposure to toxic chemicals, excessive noise levels, mechanical dangers, heat or cold stress and unsanitary conditions. In addition, due to the amount of ammonia stored at some of our facilities, we are also subject to compliance with OSHA’s Process Safety Management of Highly Hazardous Chemicals standard and OSHA’s ongoing National Emphasis Program related to potential releases of highly hazardous chemicals. The cost of complying with OSHA and similar laws enacted by states and other jurisdictions in which we operate can be substantial, and any failure to comply with these regulations could expose us to substantial penalties and potentially to liabilities to employees who may be injured at our warehouses.

International Regulations

•	Argentina. Our Argentine warehouses are subject to regulations at the national, provincial and municipal levels governing agricultural products, meat, fish, dairy products and other foods. In addition, our warehouse located in the Buenos Aires Central Market is subject to the regulations passed by its administrative entity Corporacion del Mercado Central, the grantor of a public concession by which our company occupies the space where the warehouse is located. Additionally, as in other countries, our operations in Argentina are subject to a wide range of environmental laws and regulations at national, provincial and municipal levels, including specific rules governing ammonia refrigeration. We are also subject to national and local labor laws and regulations in Argentina.

•

Australia. Australian federal and state laws are applicable to our business in Australia. Australia has comprehensive food safety laws which cover a wide range of food safety issues and set standards which require businesses to follow food safety practices and use food premises and food transport vehicles that meet specified requirements. Australia also has state and federal legislation governing occupational health and safety, environmental matters and employment. In many respects, the occupational health and safety and environmental laws are similar to those summarized above for our United States operations. A failure to comply with, or the cost of complying with, these laws and regulations could materially adversely affect our business, financial condition, liquidity, results of operations and prospects and, consequently the amounts available for distribution to our shareholders. Additionally, under Australia’s foreign investment laws and policy, we are treated as a “foreign person”. In the future, if we wish to acquire additional properties in Australia or undertake certain other transactions in Australia, we may be required to provide notification to the Australian Federal Treasurer and seek approval. In addition, acquisitions by other foreign persons of interests in our Australian subsidiaries or businesses may require notification to and approval by the Australian Federal Treasurer under Australian foreign investment policy. Mergers and acquisitions that would have the effect, or be likely to have the effect, of substantially lessening competition in relevant Australian markets are prohibited under the Competition and Consumer Act 2010. In practice, most substantial merger transactions in contestable markets are referred to the Australian national competition regulator on a voluntary basis for regulatory and market scrutiny and a pre-clearance.

•	New Zealand. Our New Zealand facilities are subject to a number of local laws and regulations which govern a wide range of matters, including building, environmental, health and safety, hazardous substances and new organisms, waste minimization, as well as specific requirements for the storage of meat, dairy products, fish, poultry, agricultural and other products. Any products destined for export must also satisfy the applicable export requirements.

Other Regulations

Our properties are also subject to various federal, state and local regulatory requirements, such as fire and safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our properties are currently in substantial compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by us, which expenditure could have an adverse effect on our business, financial condition, liquidity, results of operations and prospects.

Insurance

We carry comprehensive general liability, fire, extended coverage, business interruption and umbrella liability coverage on all of our properties with limits of liability which we deem adequate. Similarly, we are insured against the risk of direct physical damage in amounts we believe to be adequate to reimburse us on a replacement basis for costs incurred to repair or rebuild each property, including loss of business profits during the reconstruction period. We also carry coverage for customers’ products in our warehouses that are damaged due to our negligence. The cost of all such insurance is passed through to customers as part of their regular rates for storage and handling.

We are self-insured for workers’ compensation and health insurance under a large-deductible program, meaning that we have accrued liabilities in amounts that we consider appropriate to cover losses in these areas. In addition, we maintain excess loss coverage to insure against losses in excess of the reserves that we have established for these claims in amounts that we consider appropriate. However, in the unlikely event that our loss experience exceeds our reserves and the limits of our excess loss policies, there could be material adverse effects on our business, financial condition, liquidity, results of operations and prospects.

We regularly evaluate risk in the organization in an attempt to identify and cover perils that are deemed potentially to have a material adverse effect on the business if realized. From time to time, we also identify risks that are considered highly theoretical in nature and consciously choose to self-insure these possibilities. In addition, we seek advice from professional brokers with respect to appropriate levels and forms of coverage to bind. We will select policy specifications and insured limits which we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice. In the opinion of our company’s management, the properties in our portfolio are currently, and upon the completion of this offering will be, adequately insured.

We will not carry insurance for generally uninsured losses such as loss from riots or war; however, we do include coverage for risks across all programs for acts of terrorism. We carry earthquake insurance on our properties in areas known to be seismically active and flood insurance on our properties in areas known to be flood zones, in an amount and with deductibles which we believe are commercially reasonable.

Legal Proceedings

From time to time, we may be party to a variety of legal proceedings arising in the ordinary course of our business. We are not a party to, nor is any of our property a subject of, any material litigation or legal proceedings or, to the best of our knowledge, any threatened litigation or legal proceedings which, in the opinion of management, individually or in the aggregate, would have a material impact on our business, financial condition, liquidity, results of operations and prospects.

Competition

In our industry, the principal competitive factors are warehouse location, warehouse size, breadth and interconnectivity of warehouse networks, quality, type of service and price. For refrigerated food customers, transportation costs are typically significantly greater than warehousing costs and, accordingly, location and transportation capabilities are major competitive factors. The size of a warehouse is important in part because large customers generally prefer to have all of their products needed to serve a given market in a single location and to have the flexibility to increase storage at that single location during seasonal peaks. In areas with direct local competition, customers generally will select a temperature-controlled warehouse based upon service level, price and the quality of the warehouse. In addition, some food producers and distributors attend to their own warehousing and distribution needs by either building or leasing warehouses, creating a private warehousing market which may compete with the public warehouse industry. Many customers, including those for whom private warehousing is a viable option, will select distribution services based upon service level and price, provided that an appropriate network of related storage facilities is available. The breadth and quality of information and integrated logistics management services provided are additional and increasingly important bases upon which we compete in the marketplace. In addition, we compete for the business of customers and potential customers who may choose to provide temperature-controlled warehousing in-house.

United States

Outside the five largest owners of temperature-controlled warehouses, the United States temperature-controlled warehouse industry is highly fragmented among numerous owners and operators. We believe our main competitors include Lineage Logistics, LLC, United States Cold Storage, Inc. (a subsidiary of Swire Cold Storage), Preferred Freezer Services, LLC, Henningsen Cold Storage Co. and AGRO Merchants Group, in addition to numerous other local, regional and national temperature-controlled warehouse owners and operators.

Australia

Our main competitor in Australia is Swire Cold Storage, which operates warehouses and services all of the major Australian markets, representing approximately 32% of total temperature-controlled warehouse space in Australia as of June 2016. Generally, our other competitors operate in only one region and do not compete in the retail market that comprises the majority of our revenues.

New Zealand

Our management believes that our main competitor in New Zealand is Polarcold Stores, which operates an estimated nine warehouses and is the largest public warehouse operator in New Zealand. Polarcold Stores specializes in bulk storage and focuses on the commodity market with warehouses located near New Zealand’s ports. Generally, our other competitors also service the commodity market and operate in only one region.

Argentina

We have several competitors in the Buenos Aires market, which in the past tended to be smaller single-site operations or fragmented networks. While we are aware some operators are considering consolidating public warehouse facilities in Argentina, the greatest sources of competition in Argentina is the disproportionate number of producers (compared to the United States) that continue to in-source their temperature-controlled storage needs.

Employees

As of September 30, 2017, worldwide we employed approximately 11,000 people, approximately 53% of which was represented by various local labor unions, and 79 of our 160 warehouses have unionized associates that are governed by 73 different collective bargaining agreements. Since January 1, 2016, we have successfully negotiated 36 collective bargaining agreements (which expired in 2016 and 2017 or were first contracts) without any work stoppages. We are currently negotiating five collective bargaining agreements, four of which have expired and which we continue to operate by mutual consent while negotiations are finalized and one of which is in respect of a new agreement. In addition, we have two collective bargaining agreements that are near termination and are scheduled for re-negotiation by the end of 2017. We do not anticipate any disruption of services due to existing or anticipated contract negotiations.

MANAGEMENT

Upon the completion of this offering, our board of trustees will be comprised of nine trustees, a majority of whom will be “independent” in accordance with NYSE listing standards. The table below sets forth information regarding our existing board of trustees as of November 1, 2017 prior to giving effect to the offering. Pursuant to our declaration of trust, each of our trustees will be elected by our shareholders to serve until the next annual meeting of our shareholders and until his or her successor is duly elected and qualifies.

The following table sets forth certain information regarding our current executive officers and trustees as of November 1, 2017 and prior to giving effect to this offering. There are no family relationships among any of our trustees or executive officers.

Name	Age	Position(s)
Executive Officers
Fred Boehler	50	Chief Executive Officer, President and Trustee
Marc Smernoff	44	Chief Financial Officer and Executive Vice President
Andrea Darweesh	46	Chief Human Resources Officer and Executive Vice President
Thomas Musgrave	46	Chief Information Officer and Executive Vice President
Thomas Novosel	59	Chief Accounting Officer and Senior Vice President

Current Non-Employee Trustees prior to giving effect to the offering
George J. Alburger, Jr.	70	Trustee
Ronald Burkle	64	Trustee
Christopher Crampton	39	Trustee
Richard d’Abo	61	Trustee
Jeffrey M. Gault	72	Trustee
Bradley J. Gross	44	Trustee
Joel A. Holsinger	42	Trustee
Gregory Mays	71	Trustee
Terrence J. Wallock	72	Trustee

Executive Officers

Fred Boehler has served as our President and Chief Executive Officer and as a member of our board of trustees since December 2015. Prior to that, he served as our Chief Operating Officer from February 2013 until December 2015. Before joining our team, Mr. Boehler was a Senior Vice President at SUPERVALU INC. (NYSE: SVU) from March 2009 to February 2013 and held various positions at Borders Group, Inc. from November 1999 to March 2009, most recently serving as Senior Vice President, Logistics & Planning. Mr. Boehler received his bachelor’s degree from Wright State University and his M.B.A. from Northern Illinois University. We believe Mr. Boehler’s years of experience with us and other logistics companies, his comprehensive knowledge of our business and inside perspective of our day-to-day operations qualify him to serve on our board of trustees.

Marc Smernoff has served as our Chief Financial Officer and Executive Vice President since August 2015. Prior to that, he served as our Chief Administrative Officer and Executive Vice President from August 2014 until August 2015. From August 2004 through April 2015, he served as a Director at The Yucaipa Companies, LLC. Prior to joining Yucaipa, from 2003 to 2004 he was a Manager in the Transaction Services group at KPMG, and from 2000 through 2002, he was an associate at Wells Fargo Securities. Mr. Smernoff was a member of our board of trustees from March 2008 until December 2009 and has served on the board of directors of Eimskipafélag Islands hf (NASDAQ OMX: EIM) since September 2009. Mr. Smernoff is a certified public accountant. He received his bachelor’s degree from the University of California, Santa Barbara and his M.B.A. from UCLA.

Andrea Darweesh has served as our Chief Human Resources Officer and Executive Vice President since September 2016. From November 2012 to February 2016, Ms. Darweesh served as Executive Vice President and Chief Human Resources Officer with The Weather Channel. Prior to that, Ms. Darweesh served as Vice President, Talent Management at Nordstrom Inc. (NYSE: JWN) from August 2008 to November 2012 and Vice President, Global Team Management at Equifax (NYSE: EFX) from 2006 to 2008. Ms. Darweesh received her bachelor’s degree from Texas Tech University and her M.B.A. from Emory University.

Thomas Musgrave has served as our Chief Information Officer and Executive Vice President since December 2013. Mr. Musgrave served as our Senior Vice President of Information Technology from February 2013 to December 2013 and our Vice President of Information Technology from October 2011 to February 2013. From October 2006 to October 2011, Mr. Musgrave served as the Vice President of Information Technology at Syncreon. Mr. Musgrave received his bachelor’s degree from North Central College.

Thomas Novosel has served as our Chief Accounting Officer and Senior Vice President since October 2013. Prior to joining our team, Mr. Novosel served as Chief Accounting Officer at Equity Lifestyle Properties (NYSE: ELS) from April 2012 to April 2013. From April 2010 to March 2012, he was an Audit Partner at Mueller & Company. From August 2005 to August 2009, Mr. Novosel was the National Managing Partner for the Construction, Real Estate and Hospitality practice at Grant Thornton. From April 2001 to October 2004, he served as Chief Accounting Officer at Apartment Investment and Management Company (NYSE: AIV). Prior to that he was an Audit Partner at Ernst & Young LLP. Mr. Novosel received his bachelor’s degree in public accounting from Loyola University of Chicago and is a Certified Public Accountant.

Non-Employee Trustees

George J. Alburger, Jr. has served as a member of our board of trustees since May 2010. Mr. Alburger has served as a member of the board of directors of Pennsylvania REIT (NYSE: PEI) since June 2017. Mr. Alburger was formerly Executive Vice President and Chief Financial Officer of Liberty Property Trust (NYSE: LPT) from May 1995 until June 2016. Prior to that, Mr. Alburger served for nine years as Chief Financial Officer of EBL&S Property Management, Inc. Prior to joining EBL&S in 1982, Mr. Alburger was a senior manager at PriceWaterhouse LLP. Mr. Alburger is a certified public accountant and a member of the American Institute of Certified Public Accountants. He received his bachelor’s degree from St. Joseph’s University. We believe Mr. Alburger’s financial and accounting background, deep industry knowledge and years of experience qualify him to serve on our board of trustees.

Ronald Burkle has served as a member of our board of trustees since December 2010. Mr. Burkle founded The Yucaipa Companies in 1986 and is widely recognized as one of the preeminent investors in the retail, distribution, technology, entertainment, sports and hospitality industries. He has served as Chairman of the Board and/or controlling shareholder of numerous companies through The Yucaipa Companies, including Soho House, Golden State Foods, Dominick’s, Fred Meyer, Ralphs and Food4Less. Mr. Burkle is Co-Chairman of the Burkle Center for International Relations at UCLA and is broadly involved in the community. He is a member of the Board of The Scripps Research Institute, the National Urban League and Frank Lloyd Wright Conservancy.

He is a trustee of the Carter Center, and AIDS Project Los Angeles (APLA). Mr. Burkle was the Founder and Chairman of the Ralphs/Food4Less Foundation and the Fred Meyer Inc. Foundation. He previously served as a member of the boards of Occidental Petroleum Corporation (NYSE: OXY), KB Home (NYSE: KBH), Kaufman & Broad S.A. (Euronext: KOF), Yahoo! (Nasdaq: YHOO), the J. Paul Getty Trust, the Los Angeles County Museum of Art, The Music Center and the Museum of Contemporary Art, Los Angeles. Mr. Burkle has received numerous honors and awards, including the AFL-CIO’s Murray Green Meany Kirkland Community Service Award, the Los Angeles County Federation of Labor Man of the Year, the Los Angeles County Boy Scouts Jimmy Stewart Person of the Year Award and the APLA Commitment to Life Award. We believe Mr. Burkle’s three decades of extensive experience in private equity and business qualify him to serve on our board of trustees.

Christopher Crampton has served as a member of our board of trustees since December 2012. Mr. Crampton currently leads the Merchant Banking Division’s investing efforts in the services and distribution sectors at Goldman Sachs & Co. LLC. He joined Goldman Sachs & Co. LLC in 2003 and was named managing director in 2012 and a partner in 2016. Prior to that, Mr. Crampton worked in the investment banking division of Deutsche Banc Alex Brown from 2000 to 2003. He has served on the board of Flowworks Holdings, LLC since September 2017 and served on the board of GCA Services from March 2016 through September 2017. He received his bachelor’s degree from Princeton University. We believe Mr. Crampton’s experience in strategic investment qualify him to serve on our board of trustees.

Richard d’Abo has served as a member of our board of trustees since October 2014. Mr. d’Abo is a Partner of Yucaipa, a multi-billion dollar private equity firm which he joined in 1988. He held various integral roles within Yucaipa that included origination and structuring of principal transactions and consolidation of the supermarket industry in the western United States. Mr. d’Abo currently serves as the Chairman of Eimskip (NASDAQ OMX: EIM), a publicly listed Icelandic shipping company. Mr. d’Abo has been involved in various activities in financial advisory and private equity investing over the years, and served as Vice President at Union Bank in their corporate lending group from 1978 through 1987. Mr. d’Abo attended the University of Southern California. We believe Mr. d’Abo’s experience in strategic planning and financial advisory qualify him to serve on our board of trustees.

Jeffrey M. Gault has served as a member of our board of trustees since November 2011. From February 2012 through March 2014, Mr. Gault served as our President and Chief Executive Officer. Since March 31, 2014, he has served as Chairman of our board of trustees. Mr. Gault is the founder and owner of Solus Property Company and its affiliates which was incorporated in 1979. He has 40 years of experience in the real estate industry having managed businesses and/or provided advisory services to affiliates of H. F. Ahmanson & Company, Home Savings of America, FA., SunAmerica, Inc., Hyatt Corporation, KB Home, Whitehall Funds affiliate of Goldman-Sachs, NorthStar Realty Finance and Westbrook Partners. Mr. Gault presently serves as the chairman of the board of Apollo Real Estate Finance, Inc. (NYSE: ARI) and is a member of the board of directors of Great Wolf Resorts, a Centerbridge Partners portfolio company. He has previously served as a member of the board of directors of Classic Party Rentals, a Apollo Global Management portfolio company and as a member of the board of Morgan’s Hotel Group (NYSE: MHGC). Mr. Gault is a member of the board of directors of our subsidiary, AmeriCold Logistics, LLC. Mr. Gault received his bachelor’s degree in architecture from the University of California at Berkeley and a master’s degree in Environmental Design from Yale University. He is a member and former trustee of the Urban Land Institute, former chairman of the Advisory Board of the Fisher Center for Real Estate & Urban Economics at the University of California and a member emeritus of the American Institute of Architects. We believe Mr. Gault’s experience in strategic planning, corporate finance and the real estate industry qualify him to serve on our board of trustees.

Bradley J. Gross has served as a member of our board of trustees since December 2010. Mr. Gross joined Goldman Sachs & Co. LLC in 1995. He rejoined the firm after attending business school in 2000 and later was named Vice President in 2003, managing director in 2007 and, since 2012, has served as a partner. Mr. Gross has served as a member of the board of directors of Open Road Parent, LLC since June 2017, Griffon

Corporation (NYSE: GFF) since September 2008, ProQuest Holdings LLC since November 2013, PSAV Holdings LLC since January 2014, Neovia Logistics Holdings, Ltd since February 2015 and MDC Partners since March 2017. From May 2011 to October 2015, Mr. Gross served on the board of directors of Flynn Restaurant Group, LLC and from September 2012 until August 2015, Mr. Gross served on the board of directors of Interline Brands, Inc. Additionally, from August 2007 until September 2014, Mr. Gross served on the board of directors of Aeroflex, Inc. Mr. Gross received his bachelor’s degree from Duke University and an M.B.A. from the Stanford University Graduate School of Business. We believe Mr. Gross’s experience in corporate finance, mergers and acquisitions and prior board experience qualify him to serve on our board of trustees.

Joel A. Holsinger has served as a member of our board of trustees since February 2015. Mr. Holsinger is a Partner at Fortress Investment Group LLC, a position he has held since December 2008. An investment fund affiliated with Fortress is one of our significant shareholders. Prior to that, Mr. Holsinger co-founded and was a Partner at Atalaya Capital Management from April 2006 until December 2008. Mr. Holsinger has served on the board of directors of Smarte Carte since February 2014. Mr. Holsinger received his bachelor’s degree in finance from California State University, Fullerton. We believe Mr. Holsinger’s experience in private equity, corporate finance and strategic planning qualify him to serve on our board of trustees.

Gregory Mays has served as a member of our board of trustees since March 2011. Mr. Mays is currently President of a consulting firm, Mays Consulting. Prior to his consulting work, Mr. Mays served as CEO of several companies, including Wild Oats Markets, Inc., Simon Worldwide Marketing, Inc., The Great Atlantic and Pacific Tea Company, and Source Interlink Companies, Inc. He also served as Chairman of Wild Oats, Source Interlink, and A&P Companies. He currently serves on the boards of Ten Enthusiast Network and Simon Worldwide Marketing, Inc. We believe Mr. Mays’ extensive experience as a business executive and corporate board member qualify him to serve on our board of trustees.

Terrence J. Wallock has served as a member of our board of trustees since February 2012. Mr. Wallock currently is currently a consultant supporting various companies with an emphasis on merger transactions and acquisition activities, initial public offerings, restructuring and work-outs. Mr. Wallock has performed extensive due diligence for private equity firms, including The Yucaipa Companies and Apollo Global Management. He has acted as special counsel on the merger activities of Wild Oats Markets, Inc. and Whole Foods Market, Inc. and lead counsel and crisis management in the bankruptcy sale and liquidation of Furr’s Supermarkets. Prior to owning his own practice, Mr. Wallock served in senior management roles, including Senior Vice President, General Counsel and Secretary for Ralph’s Grocery Stores, Executive Vice President, General Counsel and Secretary for Vons Companies and Senior Vice President and General Counsel of Denny’s Inc. Mr. Wallock served on the board of directors of The Great Atlantic and Pacific Tea Company, Ten Media LLC, Fresh & Easy LLC, Source Interlink LLC and Three Lions Entertainment LLC. Mr. Wallock received his J.D. and A.B. from UCLA. We believe Mr. Wallock’s legal experience and expertise qualify him to serve on our board of trustees.

Our Corporate Governance

We have structured our corporate governance subsequent to this offering in a manner we believe closely aligns our interests with those of our shareholders. Upon the completion of this offering, notable features of our corporate governance will include:

•	at least a majority of our trustees will be “independent” in accordance with NYSE listing standards and our board of trustees will be comprised of at least a majority of trustees not appointed by any of Yucaipa or its affiliates, the GS Entities or the Fortress Entity;

•	each of our audit, compensation and nominating and corporate governance committees will be comprised of trustees that are “independent” in accordance with NYSE listing standards;

•	our independent trustees will meet regularly in executive sessions without the presence of our officers or our non-independent trustees;

•	our board of trustees is not classified and each of our trustees is subject to re-election annually, and we will not classify our board of trustees in the future without the affirmative vote of at least a majority of the votes cast on the matter by shareholders entitled to vote generally in the election of trustees;

•	we will not elect to be treated as a “controlled company” under the NYSE listing standards as a result of Yucaipa’s ownership of common shares following this offering;

•	at least one of our trustees serving on our audit committee will qualify as an “audit committee financial expert” as defined by the SEC; and

•	we will opt out of the Maryland business combination and control share acquisition statutes, and in the future will not opt in without the affirmative vote of at least a majority of the votes cast on the matter by shareholders entitled to vote generally in the election of trustees.

On any vote to opt-in to Subtitle 8, the Maryland business combination statute, or the control share acquisition statute, Yucaipa will vote its common shares for and against the matter in the same proportion as the number of votes cast for and against the proposal to opt-in by other shareholders until Yucaipa ceases to own at least     % of the outstanding voting power.

Trustee Independence

Our board of trustees has determined that Messrs.                 qualify as independent trustees under NYSE listing standards, and that each of Messrs.                 is an independent trustee, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Board Committees

Upon the completion of this offering, our board of trustees will have three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee will report to our board of trustees as they deem appropriate and as our board of trustees may request. Each committee will have the composition, duties and responsibilities described below and will be comprised only of members who are “independent” in accordance with NYSE listing standards. Members serve on these committees until their resignations or until otherwise determined by our board of trustees. The charter of each committee will be available on our website at www.americold.com upon the completion of this offering. Our website is not part of this prospectus. In the future, our board of trustees may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

In connection with this offering, our board of trustees will adopt a new written charter for our audit committee that complies with NYSE listing standards. The primary purpose of our audit committee will be to assist our board of trustees’ oversight of:

•	the integrity of our financial statements;

•	our internal financial reporting and compliance with our financial, accounting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm;

•	our independent registered public accounting firm’s annual audit of our financial statements and the approval of all audit and permissible non-audit services;

•	the performance of our internal audit function;

•	our legal and regulatory compliance; and

•	the approval of related party transactions.

Upon the completion of this offering, our audit committee will be composed of Messrs. Alburger,                  and                 . Mr. Alburger will serve as chair of our audit committee. Our board of trustees has affirmatively determined that (i) Mr. Alburger qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K and (ii) each member of our audit committee is “financially literate” as that term is defined by NYSE listing standards and meets the definition for “independence” for the purposes of serving on our audit committee under NYSE listing standards and Rule 10A-3 under the Exchange Act.

Compensation Committee

In connection with this offering, our board of trustees will adopt a new written charter for our compensation committee that complies with NYSE listing standards. The primary purposes of our compensation committee will be to:

•	set the overall compensation philosophy, strategy and policies for our executive officers and trustees;

•	review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other key employees and evaluate performance in light of those goals and objectives;

•	review and determine the compensation of our trustees, Chief Executive Officer and other executive officers;

•	make recommendations to our board of trustees with respect to our incentive and equity-based compensation plans; and

•	review and approve employment agreements and other similar arrangements between us and our executive officers.

Upon the completion of this offering, our compensation committee will be composed of Messrs.                , and                 . Mr.                 will serve as chair of our compensation committee. Our board of trustees has affirmatively determined that each member of our compensation committee meets the definition for “independence” for the purpose of serving on our compensation committee under applicable rules of the NYSE, each member of our compensation committee meets the definition of an “outside trustee” for the purpose of serving on our compensation committee under Section 162(m) of the Code and each member of our compensation committee meets the definition of a “non-employee trustee” for the purpose of serving on our compensation committee under Rule 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

In connection with this offering, our board of trustees will adopt a new written charter for our nominating and corporate governance committee that complies with NYSE listing standards. The primary purposes of our nominating and corporate governance committee will be to:

•	recommend to our board of trustees for approval the qualifications, qualities, skills and expertise required for board of trustees membership;

•	identify potential members of our board of trustees consistent with the criteria approved by our board of trustees and select and recommend to our board of trustees the trustee nominees for election at annual meetings of shareholders or to otherwise fill vacancies;

•	evaluate and make recommendations regarding the structure, membership and governance of the committees of our board of trustees;

•	develop and make recommendations to our board of trustees with regard to our corporate governance policies and principles, including development of a set of corporate governance guidelines and principles applicable to us; and

•	oversee the annual review of our board of trustees’ performance.

Upon the completion of this offering, we will establish a nominating and corporate governance committee comprised of Messrs.                 ,                 and                 . Mr.                 will serve as chair of our nominating and corporate governance committee. Our board of trustees has affirmatively determined that each member of our nominating and corporate governance committee meets the definition of independence under NYSE listing standards.

Board Leadership Structure

Upon the completion of this offering, we will have an independent chairman of our board of trustees and Mr. Boehler will serve as our principal executive officer. Our board of trustees believes that separating the roles of chairman and principal executive officer at the time of this offering will provide us with strong independent governance and allow our principal executive officer to focus on the leadership and management of our business. Our bylaws and corporate governance guidelines, however, will provide us with the flexibility to consolidate these roles in the future, permitting the roles of chairman and principal executive officer to be filled by one individual. This will provide our board of trustees with flexibility to determine whether these two roles should be combined in the future based on our needs and our board of trustees’ assessment of our leadership structure from time to time. Our board of trustees will re-evaluate its leadership structure on an ongoing basis and may change it as circumstances warrant.

Risk Oversight

Our board of trustees is currently responsible for overseeing our risk management process. Our board of trustees focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. Our board of trustees is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Following the completion of this offering, our board will delegate to our audit committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board of trustees as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Code of Business Conduct and Ethics

We will adopt a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.americold.com upon the completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, on the compensation committee or board of directors of any other company of which any members of our compensation committee or any of our trustees is an executive officer.

Trustee Compensation

The following table sets forth information concerning the 2016 compensation paid to our non-employee trustees:

Name	Fees earned or paid in cash ($)	Stock ($)	Option awards ($)	All other compensation ($)	Total ($)
George J. Alburger, Jr.
Ronald Burkle
Christopher Crampton
Richard d’Abo
Jeffrey M. Gault
Bradley J. Gross
Joel A. Holsinger.
Gregory Mays
Terrence J. Wallock

Our board of trustees has adopted a compensation program for our non-employee trustees to be effective upon the completion of this offering which provides an annual cash retainer of $65,000 and an annual equity award of $100,000 in the form of restricted stock units having a one year vesting period for each non-employee trustee serving on our board of trustees. The program also provides for additional annual cash retainers of $             for the chairperson of our board of trustees and additional cash retainers for service on board committees, as follows: $20,000 for the chairperson of our audit committee and $10,000 for the other members of our audit committee; $15,000 for the chairperson of our compensation committee and $7,500 for the other members of our compensation committee; and $12,500 for the chairperson of our nominating and corporate governance committee and $6,250 for the other members of our nominating and corporate governance committee. In addition, we reimburse all trustees for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as trustees, including without limitation travel expenses in connection with their attendance in-person at board of trustee and committee meetings.

In addition, upon completion of this offering, we expect that each of our non-employee trustees serving on our board of trustees following this offering will receive $100,000 of restricted stock units, which restricted stock units will vest ratably over a three-year period following the grant date.

Executive Compensation

This Compensation Discussion and Analysis provides an overview of our executive compensation program and explains our compensation philosophy, objectives and design. It includes a description of the compensation provided in fiscal year 2016 to our principal executive officer, our principal financial officer and our three other most highly compensated executive officers, who are referred to collectively as our “named executive officers.” Our named executive officers for fiscal year 2016 were:

•	Fred Boehler, our Chief Executive Officer and President;

•	Marc Smernoff, our Chief Financial Officer and Executive Vice President;

•	Thomas Musgrave, our Chief Information Officer and Executive Vice President;

•	Thomas Novosel, our Chief Accounting Officer and Senior Vice President;

•	Keith Goldsmith, our former Chief Commercial Officer and Executive Vice President (through August 1, 2016); and

•	Todd Sheldon, our former General Counsel, Corporate Secretary and Executive Vice President (through March 18, 2017).

This compensation discussion and analysis focuses primarily on the information contained in the compensation tables below and related footnotes. We also describe current expectations about future compensation programs to be adopted in connection with this offering.

Overview

We are currently a privately-owned company controlled by investment funds affiliated with Yucaipa, which initially invested in our company in 2004. Our existing compensation committee has been responsible for determining the elements that comprise our executive compensation program in general, as well as approving the annual performance objectives associated with our annual incentive compensation plan and approving equity grants made to employees, all as described below. Most, if not all, of our prior compensation policies and determinations, including those made for fiscal year 2016, have been the product of informal discussions between our Chief Executive Officer and our existing compensation committee.

As a privately owned company, we were not required to maintain an independent compensation committee. Upon the completion of this offering, we will establish an independent compensation committee that will have responsibility for administering our executive compensation program.

Executive Compensation Philosophy and Objectives

We have designed our executive compensation program to help attract, motivate and retain talented, high-caliber executive officers necessary to lead us in achieving business success. A key objective is to reward executive officers based upon the achievement of our results. Our executive compensation program is designed to align the performance of our executive officers with our business plan and strategic objectives by focusing management on achieving strong short-term performance in a manner that supports our strategy for long-term success and profitability. The components of our current executive compensation program, including base salary, annual cash incentive awards, equity-based incentive awards and retirement and health and welfare benefits, are designed to support our executive compensation objectives.

We also intend for our executive compensation program to be reasonable and responsible yet competitive relative to compensation paid to similarly situated executive officers at comparable companies.

While we believe that it is critical that our overall compensation levels are sufficiently competitive to attract talented leaders and motivate our executive officers to achieve superior results, our executive compensation program is also intended to be consistent with our focus on managing costs.

A portion of the compensation of our named executive officers has historically consisted of cash incentive compensation contingent upon the achievement of pre-determined financial performance metrics as well as equity-based awards in the form of stock options. These two elements of executive compensation are designed to be aligned with the interests of our shareholders because the amount of compensation ultimately received will vary with our financial and share price performance, encourage equity ownership and promote retention of key talent. Equity-based compensation derives its value from the value of our equity, which is likely to fluctuate based on our financial performance. Payment of cash incentives is dependent on our achievement of pre-determined financial objectives.

We seek to apply a consistent philosophy to compensation for all executive officers. The compensation components described below are designed to simultaneously fulfill one or more of the above principles and objectives.

Compensation Decision-Making Process

Prior to this offering, we were a privately-held company with a relatively small number of shareholders, including our principal shareholders, consisting of certain investment funds affiliated with Yucaipa. As a result, we were not subject to any stock exchange listing or SEC rules requiring a majority of our board of trustees to be independent or relating to the formation and functioning of board committees, including a compensation committee.

Historically, our existing compensation committee has been responsible for determining the elements that comprise our executive compensation program in general, as well as determining base salary amounts and increases for executive officers (based upon recommendations from our Chief Executive Officer), approving the annual performance objectives associated with our short-term incentive compensation plan and approving the equity grants made to employees, as described below.

We have employment agreements with each of our named executive officers that provide for annual compensation and post-termination compensation. The terms of these employment agreements were negotiated with each executive officer by our existing compensation committee, based on a variety of informal factors considered at the time of the applicable compensation decisions, including our financial condition and available resources, the need for a particular position to be filled, the length of service of the named executive officer and comparisons to the compensation levels of our other executive officers. For a discussion of the existing employment agreements, see the section titled “—Potential Payments Upon Termination or Change of Control— Existing Employment Agreements.” We expect to enter into new employment agreements with each of our named executive officers in connection with this offering. See the section titled “—Compensation Plans Following the Completion of this Offering.”

Our existing compensation committee has historically considered the compensation of our executive officers through a review of publicly available market studies and other information regarding the competitive executive compensation environment to assess whether our executive officers are generally compensated at competitive levels. In addition, our Chief Executive Officer and other executive officers as well as members of our board of trustees have substantial industry experience regarding the compensation provided to executive officers of other companies in our industry through informal discussions with recruiting firms and general research and survey data as well as their experience in determining compensation at other companies. In addition, our Chief Executive Officer and, in the case of our Chief Executive Officer, our existing compensation committee, have reviewed the performance of each of our named executive officers on an annual basis. Based on his assessment of the competitive market and individual performance, our Chief Executive Officer has presented compensation recommendations to our existing compensation committee for its consideration and approval, but has not made any recommendations with respect to his own compensation. Our existing compensation committee has reviewed these proposals and has made all final compensation decisions for executive officers by exercising its discretion in accepting, modifying or rejecting any such recommendations.

In August 2016, management engaged FPL Associates, LP, or FPL, to provide competitive market data and recommendations in connection with our analysis of cash and equity compensation practices for our executive officers in anticipation of our initial public offering. We expect that, following the completion of this offering, our compensation committee, with the assistance of FPL, will continue to review our existing compensation program, objectives and philosophy and determine whether such program, objectives, and philosophy are appropriate for a public company. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. See the section titled “—Compensation Plans Following the Completion of this Offering.”

Elements of Compensation

In fiscal year 2016, our compensation program for our named executive officers consisted of the following elements:

•	Base Salary. A fixed cash payment intended to attract and retain talented individuals, recognize career experience, reflect job responsibilities and expected future contributions and provide market competitive compensation.

•	Short-Term Incentives. Our Short-Term Incentive Plan, or STIP, provides annual cash incentive opportunities based upon our performance that is intended to promote and reward achievement of our annual financial and strategic objectives.

•	Long-Term Incentives. Historically, we have made grants of service-based and performance-based stock options intended to align the executive officer’s interests with those of our shareholders by tying value to our long-term performance. Grants are generally made at the time of hire with periodic grants thereafter. Accordingly, in fiscal 2016, two of our named executive officers received stock option grants.

•	Other Benefits and Perquisites. Health and welfare benefits (including medical, dental, vision, life and disability insurance) are intended to provide comprehensive benefits. Other benefits offered to our named executive officers include 401(k) matching contributions, deferred compensation employer contributions, payment of insurance premiums, relocation assistance and airfare reimbursement.

•	Post-Termination Benefits. The existing employment agreements with our executive officers provide post-termination arrangements that we believe are competitive in our industry and are intended to attract and retain qualified executive officers.

Mix of Compensation

Executive compensation includes both fixed components (base salary) and variable components (annual cash incentive awards and periodic grants of stock options). The fixed components of compensation are designed to be competitive in order to induce talented executive officers to join us, as well as retain such key talent. Salary increases and revisions to the fixed components of compensation occur infrequently aside from promotions, substantial increases to the executive officer’s scope of responsibility and the competitive environment in our industry. Salary increases are, in part, designed to reward executive officers for their management activities during the year.

The variable compensation related to our STIP is tied to the achievement of our annual financial objectives. Our STIP is designed to align each executive officer’s annual goals with our financial goals as set by our board of trustees. The other material element to variable compensation is the periodic grant of stock options. As a privately-held company, these stock options have had no public market and no opportunity for liquidity, making them inherently long-term compensation. The stock options have been used to motivate executive officers and employees to individually and collectively build long-term shareholder value that might in the future create a liquid market opportunity, such as the listing of our common shares in connection with this offering.

We also provide retirement and health and welfare benefits, executive perquisites and post-termination benefits to our executive officers that are intended to be part of a competitive compensation program consistent with the compensation practices within our industry.

Base Salary

Base salaries for named executive officers are determined by our compensation committee and are designed to reflect each executive officer’s level of experience, responsibilities and expected future contributions to our success, as well as market competitiveness. The base salaries for each of our named executive officers were initially determined in connection with the arms’ length negotiation of the terms of their employment with our company. In connection with Mr. Boehler’s promotion to Chief Executive Officer in 2015, our existing compensation committee engaged a third-party compensation consultant to assist its review of executive compensation for chief executive officers at comparable companies. Historically, base salaries are reviewed in connection with potential promotions but have not otherwise been increased on an annual basis.

For fiscal year 2016, the annual base salaries of our named executive officers were as follows: Mr. Boehler—$700,000; Mr. Smernoff—$450,000; Mr. Musgrave—$320,000; Mr. Novosel—$314,150 (after giving effect to an increase effective as of April 2016); Mr. Goldsmith—$400,000; and Mr. Sheldon—$400,000.

Following the completion of this offering, we expect that our compensation committee, with assistance from FPL, will conduct a review of each named executive officer’s base salary on an annual basis or at such time as responsibilities change, and we expect that our compensation committee will consider factors such as individual performance, our operating metrics and financial performance, base salaries of executive officers at similarly situated companies and the competitive environment in our industry in determining whether salary adjustments are warranted.

Short-Term Incentive Compensation

In addition to receiving base salaries, our named executive officers are eligible to earn annual incentive awards under our STIP based upon the attainment of specific financial performance objectives. The annual cash incentive awards under our STIP are intended to offer incentive compensation by rewarding the achievement of corporate objectives linked to our overall financial results. We believe that establishing annual cash incentive opportunities under our STIP helps us attract and retain qualified and highly skilled executive officers. These annual cash incentive awards under our STIP are intended to reward executive officers who have a positive impact on our financial results.

Setting Target Award Levels

On an annual basis, our executive officers are eligible to receive an annual cash incentive award equal to a percentage of each executive officer’s base salary upon the achievement of a pre-established financial performance measure. The target levels of annual cash incentive award opportunity under our STIP are set forth in each named executive officer’s employment agreement. For fiscal year 2016, the target level of annual cash incentive award for Mr. Boehler was 100% of base salary, the target level for each of Messrs. Smernoff, Musgrave, Goldstein and Sheldon was 60% of base salary, and the target level for Mr. Novosel was 35% of base salary.

Setting Performance Objectives

Each year, our existing compensation committee has established our financial performance objective and set a threshold, target and maximum amount with reference to achieving pre-set levels of desired financial performance, with consideration given to our annual and long-term financial plan, as well as to macroeconomic conditions. For fiscal year 2016, all of our named executive officers’ annual cash incentive award opportunities under our STIP were determined based upon the achievement of target levels of adjusted EBITDA, as defined below. Our existing compensation committee believes this corporate performance objective reflected our overall company goals for fiscal year 2016, which balanced the achievement of revenue growth with improving our operating efficiency.

Our existing compensation committee has historically attempted to maintain consistency year-over-year with respect to the difficulty of achieving the financial performance objectives under our STIP. Our annual adjusted EBITDA financial target typically increases each year to promote continuous growth consistent with our business plan. The financial performance targets are designed to be realistic and attainable though slightly aggressive, requiring in each fiscal year strong performance and execution that in our view provides an annual incentive firmly aligned with shareholder interests.

2016 STIP

For 2016, the annual cash incentive payment under our STIP for all of our named executive officers was based solely on achievement of the adjusted EBITDA performance metric. For fiscal year 2016, the adjusted EBITDA target and actual results under our STIP were as follows (dollars in millions):

Measure	Threshold	Target	Maximum	Actual
Adjusted EBITDA (1)	$256.5	$270.1	$283.5	$268.7

(1)    Adjusted EBITDA, as used to determine performance under the STIP, is defined as earnings before interest expense, taxes, depreciation, depletion and amortization, adjusted for impairment charges on intangible and long-lived assets, gain or loss on depreciable real property asset disposals, several transition costs arising from hiring our new management team, expenses related to lease termination costs, expenses related to our review of the strategic alternatives for our company prior to this offering, litigation settlements, loss on extinguishment of debt, stock-based compensation expense, foreign currency exchange gain or loss, and income or loss from unconsolidated entities, all calculated on a constant currency basis.

Participants receive a payout of 0% of the target payout if adjusted EBITDA falls at or below the minimum threshold (95%). 2016 STIP payouts for financial performance above the threshold level were prorated on a graduated scale commensurate with performance levels in accordance with the following schedule:

% of target performance level	Bonus as a % of target
95%	0%
96%	20%
97%	40%
98%	60%
99%	80%
100%	100%
101%	110%
102%	120%
103%	130%
104%	140%
105% (any beyond)	150%

For 2016, actual performance was 99.5% of target adjusted EBITDA. After consideration of events and circumstances outside of management’s control and in recognition of management’s performance over the 2016 fiscal year, our existing compensation committee approved a payout at 100% of target under our 2016 STIP. Based on the results summarized above, our existing compensation committee approved the following payouts under our 2016 STIP:

Name	Target ($)	Actual ($)
Fred Boehler	700,000	700,000
Marc Smernoff	270,000	270,000
Thomas Musgrave	192,000	192,000
Thomas Novosel	106,750	106,750
Keith Goldsmith (1)	240,000	140,080
Todd Sheldon	240,000	240,000

(1)	Mr. Goldsmith’s employment was terminated in August 2016, and he was paid a prorated portion of his bonus under the 2016 STIP. For additional information on the payments to Mr. Goldsmith upon his termination, see “—Potential Payments Upon Termination or Change of Control—Separation Agreement.”

See “—Fiscal Year 2016 Summary Compensation Table.”

Long-Term Incentive Compensation

Our existing compensation committee believes that equity-based compensation is an important component of our executive compensation program. Additionally, our existing compensation committee believes that equity-based compensation awards enable us to attract, motivate, retain and adequately compensate executive talent. To that end, our existing compensation committee periodically has awarded long-term equity-based compensation in the form of stock options to acquire common shares. Stock options are designed to reward longer-term performance, facilitate equity ownership, deter recruitment of our key personnel by competitors and others and further align the interests of our executive officers with those of our shareholders. Generally, each executive officer is provided with a grant of stock options when he or she joins our company based upon his or her position with us and his or her relevant prior experience. In addition, from time to time, our existing compensation committee has granted additional awards to align the executive officer’s interests with those of our shareholders by tying value to long-term company performance.

All of the stock options awarded to our named executive officers were issued under the 2010 Plan. The 2010 Plan is described below under “—2010 Plan.” Each stock option agreement specifies that the common shares that may be acquired upon exercise of the stock option are subject to the transfer limitations and repurchase rights contained in the 2010 Plan. See “—2010 Plan.”

These stock option grants typically vest ratably over the course of five years, subject to continued employment on the vesting date, to encourage executive longevity and to compensate our executive officers for their contribution to our success over a period of time.

The stock options generally have an exercise price equal to or greater than the fair market value of our common shares on the applicable date of grant. To date, because there has not been a public market for our common shares, fair market value has been determined based on the good faith determination of our board of trustees in reliance upon third-party valuations. Upon the completion of this offering, we expect to determine fair market value for purposes of equity-based award pricing based upon the closing price of our common shares on the date of grant.

Pursuant to the terms of the offer letter relating to his promotion to Chief Executive Officer, our existing compensation committee approved a grant of 250,000 stock options to Mr. Boehler on March 21, 2016. These options had an exercise price of $9.81 per share and vesting was contingent upon achievement of the adjusted EBITDA target under our 2016 STIP. Upon vesting for achievement of the adjusted EBITDA target (which was satisfied), these options vest 20% per year over five years on the anniversary of the vesting date, beginning

January 1, 2018. Additionally, our existing compensation committee approved a grant of 25,000 stock options to Mr. Novosel on March 22, 2016. These options had an exercise price of $9.81 per share and vest 20% per year on the first five anniversaries of the vesting date, beginning March 22, 2017. No other named executive officers received stock options or any other stock awards in 2016.

Future Equity Awards

In the future, we may increase our use of long-term equity incentives, particularly through grants of equity awards under the 2017 Plan, which we intend to adopt in connection with this offering.

Other Compensation and Benefits

In accordance with the existing employment agreements, we provide certain other compensation, benefits and perquisites to our executive officers, as described below.

Severance Payments

In accordance with the existing employment agreements, executive officers are entitled to receive severance payments upon certain termination events. See the section titled “Potential Payments Upon Termination or Change of Control—Existing Employment Agreements” for a description of these severance payments. In connection with Mr. Goldsmith’s termination of employment, we entered into a separation agreement which provided for payment of severance to Mr. Goldsmith in accordance with the terms of his employment agreement. See the section titled “Potential Payments Upon Termination or Change of Control—Separation Agreements” for a description of Mr. Goldsmith’s separation agreement.

Retirement and Health and Welfare Benefits

We provide our named executive officers with retirement and health and welfare benefits that are intended to be part of a competitive compensation program. All named executive officers are eligible for health and welfare benefits including: medical, dental, vision, short- and long-term disability and life insurance. Our named executive officers also participate in our paid time off program, which provides paid leave during the year at various amounts based upon the executive officer’s position, length of service and any arrangements negotiated at time of hire.

We maintain a retirement savings plan, a 401(k) defined contribution plan for the benefit of all eligible employees, as well as a deferred compensation plan for eligible employees, including executive officers. While we have pension plans for our unionized employees, we do not maintain any pension plans in which executive officers are eligible to participate.

Perquisites

We believe that attracting and retaining superior management talent requires an executive compensation program that is competitive in all respects with the programs provided at similar companies. In addition to salaries, annual cash incentive compensation and long-term incentive awards, competitive executive compensation programs include executive officer perquisites that we believe are reasonable and competitive. During 2016, our named executive officers were eligible to receive executive physicals, payment of health and welfare benefits premiums, payment of life and disability insurance premiums, airfare reimbursement, relocation assistance and other limited perquisites. In addition, during 2016, we reimbursed Mr. Smernoff and Mr. Goldsmith for actual expenses incurred related to relocation to our headquarters in Atlanta, Georgia. In 2016, we also reimbursed Mr. Smernoff for certain airfare, car rental and other travel-related expenses associated with visits to our corporate headquarters. We agreed to provide these perquisites to Mr. Smernoff during 2016 in order to attract him to join our executive team at a time when he did not live in Georgia. These travel-related perquisites did not continue in 2017. All such perquisites for our named executive officers are reflected in the “All Other Compensation” column of the Fiscal Year 2016 Summary Compensation Table below and the accompanying footnotes.

Following the completion of this offering, we expect to continue from time to time to provide limited perquisites and other personal benefits to our executive officers consistent with the compensation practices within our industry.

401(k) Plan

We maintain the AmeriCold Logistics Employee Savings and Investment Plan, or 401(k) Plan, a defined contribution employee benefit plan, which covers all eligible employees. The 401(k) Plan also allows contributions by plan participants in accordance with Section 401(k) of the Code. Employees who are over age 50 are permitted to contribute additional amounts on a pre-tax basis under the catch-up provision of the 401(k) Plan subject to limitations of the Code. For non-union employees, our company currently matches 50% of employee contributions up to 6% of the employee’s pay. An employee’s deferrals under the 401(k) Plan are 100% vested and nonforfeitable when made to the 401(k) Plan and our matching contributions vest ratably over a five-year period.

In the event that a participant dies, becomes disabled, or reaches retirement age while still employed by us, the participant will be 100% vested in any company matching contributions that have been credited to such participant’s 401(k) Plan account.

Deferred Compensation Plan

Through our subsidiary, AmeriCold Logistics, we maintain the AmeriCold Deferred Compensation Plan, or the Deferred Compensation Plan, a nonqualified deferred compensation plan, for certain members of our senior management team. For a description of the Deferred Compensation Plan, see the section titled “—Fiscal Year 2016 Nonqualified Deferred Compensation.”

Compensation Plans Following the Completion of this Offering

Following the completion of this offering, while we expect our overall elements of compensation to remain substantially the same as those described above (with appropriate adjustments relating to applicable performance metrics), we expect that our compensation committee will take certain actions relating to compensation to ensure that our executive compensation programs are competitive with other public companies in our industry.

New Employment Agreements

We expect to enter into new employment agreements with each of our executive officers, including the named executive officers, upon the completion of this offering, the terms of which will be substantially the same as the existing employment agreements.

Equity Awards

We also expect that future annual equity awards made to executive officers will consist of performance-based restricted stock units that will be earned over a three-year cumulative performance period based on achievement of a total shareholder return (“TSR”) target established by our compensation committee and will vest 100%, to the extent the performance target or maximum performance target is achieved, at the end of the threeyear performance period.

We also expect that upon completion of this offering, each of our executive officers, including the named executive officers, will receive a one-time grant of time-based restricted stock units under the 2017 Plan that will vest ratably on each of the first three anniversaries of the grant of such award, subject to continued employment from the date of grant through such vesting dates.

Other Governance Policies Relating to Compensation

Hedging and Pledging of Common Shares

We have adopted a policy prohibiting our executive officers, trustees and employees from engaging in any hedging, pledging or monetization transactions involving our securities.

Share Ownership Guidelines

We have adopted an executive share ownership policy, effective as of the completion of this offering, which is intended to encourage our executive officers, within            years after this offering, to hold our common shares with a value equal to a specified multiple of base salary (             times annual base salary in the case of our Chief Executive Officer and             times annual base salary in the case of our other executive officers).

Recovery of Certain Awards

We have adopted a clawback policy, effective as of the completion of this offering. Under this policy, we may seek to recover or cause to be forfeited any or all incentive-based compensation paid to current and former executive officers under certain circumstances in compliance with regulations pursuant to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act when enacted.

Risk Analysis of Compensation Plans

Our board of trustees, with the assistance of FPL, conducted a review and analysis of our compensation policies and practices to determine whether or not such policies and practices encourage excessive risk or unnecessary risk-taking. After analysis, we believe that our compensation policies and practices for our employees, including our executive officers, do not encourage excessive risk or unnecessary risk-taking and in our opinion the risks arising from such compensation policies and practices are not reasonably likely to have a material adverse effect on us. Our compensation programs have been balanced to focus our key employees on both short- and long-term financial and operational performance.

Tax Deductibility

Section 162(m) of the Code places a limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by shareholders is not subject to this deduction limit. As we are not currently publicly traded, we have not previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. As a new public company, we expect to be eligible for transition relief for compensation received from the exercise of stock options granted under a plan that existed prior to the completion of this offering, including the 2010 Plan. Accordingly, stock options granted prior to the expiration of the 162(m) transition period are not expected to be subject to Section 162(m). Following the completion of this offering, we expect that our compensation committee will review and consider the deductibility of executive compensation under Section 162(m) and may authorize certain payments that will be in excess of the $1 million limitation if our compensation committee believes that it needs to balance the benefits of designing awards that are tax-deductible with the need to design awards that attract, retain and reward executive officers responsible for the success of our company.

Fiscal Year 2016 Summary Compensation Table

The following table sets forth information regarding compensation earned by our named executive officers during fiscal year 2016.

Name and principal position	Year	Salary ($) (1)	Option awards ($) (2)	Non-equity incentive plan compensation ($) (3)	Changes in pension value and non- qualified deferred compensation ($) (4)	All other compensation ($) (5)	Total ($)
Fred Boehler President and Chief Executive Officer	2016	705,769	862,500	700,000	—	33,642	2,301,911
Marc Smernoff Chief Financial Officer and Executive Vice President	2016	450,000	—	270,000	—	140,494	860,494
Thomas Musgrave Chief Information Officer and Executive Vice President	2016	311,538	—	192,000	—	36,834	540,372
Thomas Novosel Chief Accounting Officer and Senior Vice President,	2016	300,860	86,250	106,750	—	11,504	505,364
Keith Goldsmith (6) Former Chief Commercial Officer and Executive Vice President	2016	243,800	—	140,080	—	206,844	590,724
Todd Sheldon (7) Former General Counsel and Executive Vice President	2016	389,423	—	240,000	—	33,642	663,065

(1)	Represents base salary paid during fiscal year 2016.
(2)	Aggregate grant date fair value computed in accordance with FASB ASC Topic 718, for grants in fiscal year 2016. For the performance-based stock option awarded to Mr. Boehler, the grant date fair value was calculated based on the probable achievement of the underlying performance-based vesting condition. Because the performance-based vesting condition did not have different vesting levels, there is not a grant date fair value associated with this award that is in excess of the amount reflected in the table above. Information about the assumptions used to value these awards can be found in Note 14 to the audited historical consolidated financial statements included elsewhere in this prospectus. See “—Long-Term Incentive Compensation” for more information about the options granted in fiscal year 2016.
(3)	Represents amounts earned by our named executive officers under our STIP for fiscal year 2016. See “—Short-Term Incentive Compensation—2016 STIP.”
(4)	We do not provide above-market or preferential earnings on deferred compensation and none of our named executive officers participate in a defined benefit pension plan.

(5)	Amounts in this column are detailed in the table below:

Name	401(k) match($)	Insurance ($) (a)	Employer deferred compensa- tion plan contributions ($)	Tax gross-up $ (b)	Relocation and moving expenses ($) (c)	Other personal expenses ($) (d)	Separation payments ($) (e)	Total all other compensation($)
Fred Boehler	6,625	24,817	—	—	—	2,200	—	33,642
Marc Smernoff	6,625	24,817	—	—	33,830	75,222	—	140,494
Thomas Musgrave	6,625	24,817	2,525	667	—	2,200	—	36,834
Thomas Novosel	6,625	—	2,049	630	—	2,200	—	11,504
Keith Goldsmith	6,625	21,868	—	870	15,281	2,200	160,000	206,844
Todd Sheldon	6,625	24,817	—	—	—	2,200	—	33,642

(a)	Reflects actual premiums paid by us for health insurance coverage for the named executive officers and their families and reimbursement of the named executive officers (on a pre-tax basis) for the portion of health insurance premiums paid by the named executive officers.
(b)	Reflects tax gross-up paid on the vested portion of the employer contributions to a successor plan that was merged into the Deferred Compensation Plan.
(c)	Reflects reimbursement to Messrs. Smernoff and Goldsmith, respectively, of actual expenses incurred for relocation to Atlanta, Georgia. These expenses were valued on the basis of the aggregate incremental cost to our company and represent the amount accrued for payment or paid directly to the executive officer.
(d)	Reflects the following amounts: maximum amount payable by our company for executive physicals ($2,200 for each named executive officer) and, for Mr. Smernoff, reimbursement of actual costs incurred for airline tickets to and from our headquarters location ($64,038) and executive housing assistance ($8,984). The expenses reported for Mr. Smernoff were valued on the basis of the aggregate incremental cost to our company and represent the amount accrued for payment or paid directly to Mr. Smernoff.
(e)	Reflects payments made to Mr. Goldsmith under his separation agreement during 2016. For additional information on the payments to Mr. Goldsmith upon his termination, see “—Potential Payments Upon Termination or Change of Control—Separation Agreement.”
(6)	Mr. Goldsmith’s employment terminated effective August 1, 2016. For additional information on the payments to Mr. Goldsmith upon his termination, see “—Potential Payments Upon Termination or Change of Control—Separation Agreement.”
(7)	Mr. Sheldon voluntarily resigned as General Counsel and Executive Vice President, effective March 18, 2017.

Grants of Plan-Based Awards in Fiscal Year 2016

The following table provides information regarding grants of plan-based awards to each of our named executive officers during fiscal year 2016.

Name	Grant date	Estimated future payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2)			All other option awards: number of securities underlying options (#) (3)	Exercise or base price of option awards ($/Sh) (4)	Grant date fair value of stock and option awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Fred Boehler		—	700,000	1,050,000
	3/21/2016				—	250,000	—	—	9.81	862,500
Marc Smernoff		—	270,000	405,000	—	—	—	—	—	—
Thomas Musgrave		—	192,000	288,000	—	—	—	—	—	—
Thomas Novosel		—	106,750	160,125	—	—	—
	3/22/2016							25,000	9.81	86,250
Keith Goldsmith (5)		—	240,000	360,000	—	—	—	—	—	—
Todd Sheldon		—	240,000	360,000	—	—	—	—	—	—

(1)	Represents potential amounts to be earned by our named executive officers under our STIP. The actual amounts earned by each named executive officer are set forth in the Fiscal Year 2016 Summary Compensation Table under “Non-Equity Incentive Plan Compensation.”

(2)	Represents performance-based stock options granted to Mr. Boehler in March 2016. This award vests based on the achievement of an adjusted EBITDA target for 2016 and thereafter vests in 20% annual increments, beginning January 1, 2018. For a description of vesting and other provisions, see “—Long-Term Incentive Compensation.”
(3)	Represents time-based stock options granted to Mr. Novosel in March 2016. This award vests 20% per year on the first five anniversaries of the vesting date. For a description of vesting and other provisions, see “—Long-Term Incentive Compensation.”
(4)	Prior to this offering, there was no public market for our common shares.
(5)	Mr. Goldsmith’s employment terminated effective August 1, 2016, and he received a pro rata payout for his 2016 STIP.

Outstanding Equity Awards at 2016 Fiscal Year-End

The following table provides information with respect to holdings of stock options by our named executive officers as of December 31, 2016. None of our named executive officers held any restricted stock or other stock-based awards as of December 31, 2016.

	Option awards
Name	Grant date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Fred Boehler	2/6/2013	(1)	240,000	160,000	9.81	2/6/2023
	3/27/2014	(2)	80,000	120,000	9.81	3/27/2024
	12/14/2015	(3)	60,000	240,000	9.81	12/14/2026
	3/21/2016	(4)	—	250,000	9.81	3/1/2027

Marc Smernoff	5/13/2015	(5)	80,000	320,000	9.81	5/13/2025

Thomas Musgrave	5/30/2012	(6)	55,000	—	9.81	5/30/2022
	6/24/2013	(7)	15,000	10,000	9.81	6/24/2023
	12/19/2013	(8)	63,000	42,000	9.81	12/19/2023
	9/21/2015	(9)	23,000	92,000	9.81	9/21/2025

Thomas Novosel	10/30/2013	(10)	45,000	30,000	9.81	10/30/2023
	3/22/2016	(11)	—	25,000	9.81	3/22/2026

Keith Goldsmith (12)	6/24/2013	(7)	240,000	160,000	9.81	8/1/2017

Todd Sheldon (12)	6/24/2013	(7)	111,000	74,000	9.81	6/24/2023
	9/21/2015	(9)	43,000	172,000	9.81	9/21/2025

(1)	The time-based options vested 20% on February 4, 2014, February 4, 2015 and February 4, 2016, and the remaining options vest ratably on February 4, 2017 and February 4, 2018.
(2)	The time-based options vested 20% on March 27, 2015 and March 27, 2016, and the remaining options vest ratably on March 27, 2017, March 27, 2018 and March 27, 2019.
(3)	The time-based options vested 20% on December 14, 2016, and the remaining options vest ratably on December 14, 2017, December 14, 2018, December 14, 2019 and December 14, 2020
(4)	Vesting of these options was contingent upon achievement of a 2016 performance target relating to adjusted EBITDA, which was satisfied, so the time-based options will vest 20% on January 1, 2018, January 1, 2019, January 1, 2020, January 1, 2021 and January 1, 2022.
(5)	The time-based options vested 20% on May 13, 2016, and the remaining options vest ratably on May 13, 2017, May 13, 2018, May 13, 2019 and May 13, 2020.
(6)	The time-based options vested 20% on October 31, 2012, October 31, 2013, October 31, 2014, October 31, 2015 and October 31, 2016.
(7)	The time-based options vested 20% on June 24, 2014, June 24, 2015 and June 24, 2016 and the remaining options vest ratably on June 24, 2017 and June 24, 2018.
(8)	The time-based options vested 20% on December 19, 2014, December 19, 2015, and December 19, 2016 and the remaining options vest ratably on December 19, 2017 and December 19, 2018.
(9)	The time-based options vested 20% on September 21, 2016, and the remaining options vest ratably on September 21, 2017, September 21, 2018, September 21, 2019 and September 21, 2020.
(10)	The time-based options vested 20% on October 30, 2014, October 30, 2015, October 30, 2016, and the remaining options vest ratably on October 30, 2017 and October 30, 2018.

(11)	The time-based options vest 20% on March 22, 2017, March 22, 2018, March 22, 2019, March 22, 2020 and March 22, 2021.
(12)	Mr. Goldsmith’s employment terminated effective August 1, 2016, and he had one year from his date of resignation to exercise vested stock options. Mr. Sheldon voluntarily resigned as our General Counsel and Executive Vice President in March 18, 2017 and he had three months from his date of resignation to exercise vested stock options. All unvested options held by Messrs. Goldsmith and Sheldon were forfeited upon their respective resignations.

Option Exercises for Fiscal Year 2016

None of our named executive officers exercised stock options during fiscal year 2016.

Fiscal Year 2016 Pension Benefits

Even though we maintain certain qualified and non-qualified pension plans, our named executive officers did not participate in or have account balances in any qualified or nonqualified defined benefit plans sponsored by us.

Fiscal Year 2016 Nonqualified Deferred Compensation

The following table presents information regarding our named executive officers that participate in our Deferred Compensation Plan. Material terms of the Deferred Compensation Plan are described below.

Nonqualified deferred compensation
Name	Executive contributions in 2016 ($)	Company contributions in 2016 ($)	Aggregate earnings in 2016 ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at December 31, 2016 ($)
Fred Boehler	—	—	—	—	—
Marc Smernoff	—	—	—	—	—
Thomas Musgrave	5,050	2,525	1,226	—	18,099
Thomas Novosel	30,251	2,049	3,281	—	44,431
Kevin Goldsmith (1)	4,888	—	1,518	17,216	—
Todd Sheldon	—	—	—	—	—

(1)	Mr. Goldsmith’s employment terminated effective August 1, 2016, and he received a distribution of his account balance under the Deferred Compensation Plan in accordance with its terms.

Through our subsidiary, AmeriCold Logistics, we maintain the Deferred Compensation Plan, a nonqualified deferred compensation plan, for certain members of our senior management team. Participants in the Deferred Compensation Plan may elect to defer from 1% to 75% of their annual cash compensation and between 1% and 100% of their cash bonus compensation, subject to certain limitations prescribed by the Deferred Compensation Plan. For deferrals under the Deferred Compensation Plan made between August 1, 2005 and December 31, 2013, we generally provided a dollar-for-dollar employer credit with respect to salary or bonus deferrals that did not exceed 3% of such participant’s aggregate compensation. For periods on and after January 1, 2014, we may elect to provide a discretionary employer credit to Deferred Compensation Plan participants in an amount and at such time as determined by our board of trustees in its discretion. Deferred Compensation Plan participants are immediately vested in their deferral credits; any discretionary employer credits vest 20% per year over a five-year period or upon retirement at age 65 (or at age 55 with five years of service), death or disability of the Deferred Compensation Plan participant, or upon a change of control. For purposes of the Deferred Compensation Plan, a “change of control” means any one or more of the following: (i) acquisition by any individual, entity or group (other than Yucaipa and certain of its affiliates) of 50% or more of the total value of the then-outstanding ownership interests in AmeriCold Logistics or 50% or more of the voting interests of AmeriCold Logistics, 80% of the assets of AmeriCold Logistics or our company, or 20% in total value or voting power of our then-outstanding voting securities; (ii) consummation of a reorganization, merger or similar transaction that results in ownership by Yucaipa and its affiliates of less than 50% of the ownership interests in our company; (iii) replacement of a majority of the members of our board of trustees in place as of the date the Deferred Compensation Plan was adopted; (iv) consummation of the first public offering of our common shares; or (v) approval of the complete liquidation of our company.

Participants are entitled to receive the amount credited to their Deferred Compensation Plan account in the event of termination of employment. If termination occurs before the executive officer reaches the earlier of age 65 or age 55 with five years of service, the vested account balance will be paid out in a lump sum. If the termination occurs on or after the date the executive officer reaches the earlier of age 65 or age 55 with five years of service, the entire account balance is paid out in a lump sum or annual installments, as elected by the executive officers. The completion of this offering constitutes a change of control under the Deferred Compensation Plan. As a result, all account balances under the Deferred Compensation Plan will vest and we will be required to fully fund the Deferred Compensation Plan. However, the completion of this offering will not trigger a distribution of amounts held in the Deferred Compensation Plan.

Potential Payments Upon Termination or Change of Control

The information below describes certain compensation and benefits to which our named executive officers are entitled in the event their employment is terminated under certain circumstances and, in the case of Mr. Goldsmith, based on the terms of his separation agreement entered into during 2016.

Existing Employment Agreements

We have existing employment agreements with each of the named executive officers. Each of the existing employment agreements provides that the term of the agreement will be indefinite, commencing on the execution of their respective agreements, and each agreement remains in effect until terminated in accordance with the termination provisions therein. These agreements are designed to help secure each of the executive officer’s services on a long-term basis and help maintain consistency in our management for subsequent years. The agreements also protect us by requiring each executive to maintain our confidential information and not to compete with us or solicit our employees, customers and suppliers during his employment with us and for a period of twelve months following the executive officer’s termination of employment.

We entered into an employment agreement effective as of December 14, 2015 with Mr. Boehler, our President and Chief Executive Officer. Mr. Boehler’s initial annual base salary under his existing employment agreement was $700,000. Mr. Boehler is entitled to participate in our STIP, whereby he can earn an additional payment of up to 100% of his base salary (at target level) or up to 150% of his base salary (at maximum).

We entered into employment agreements in October 2015 with Messrs. Smernoff, Musgrave, Novosel, Goldsmith and Sheldon. The employment agreements provided for initial annual base salary for each executive officer as follows: Mr. Smernoff—$450,000; Mr. Musgrave—$320,000; Mr. Novosel—$289,624; Mr. Goldsmith—$400,000 and Mr. Sheldon—$400,000. Each of the executive officers (other than Mr. Novosel) is entitled to participate in our STIP, whereby he can earn an additional payment of up to 60% of his annual salary (at target level) or up to 90% of his base salary (at maximum). Mr. Novosel’s employment agreement provides for participation in the STIP, with eligibility to earn an additional payment of up to 35% of his annual salary (at target level) or up to 52.5% of his base salary (at maximum).

Each of the existing employment agreements provides that the executive officer will be entitled to participate in any long term incentive plan established by our board of trustees for employees at the executive officer’s job grade and classification. For Mr. Boehler, his employment agreement further provided for three grants of stock options: (i) a grant of 300,000 stock options at a strike price of $9.81 with an effective grant date of December 14, 2015 and scheduled to vest in 20% annual increments; (ii) a grant of 250,000 stock options at a strike price of $9.81 on March 21, 2016, which were subject to forfeiture if the 2016 adjusted EBITDA target was not satisfied, but if satisfied, are scheduled to vest in 20% annual increments on the anniversary of the vesting date, beginning January 1, 2018 and (iii) a grant of stock options on March 1, 2017 having a fair value of $1 million, which options would be subject to forfeiture if the 2017 adjusted EBITDA target is not satisfied. On March 1, 2017, our existing compensation committee granted Mr. Boehler 71,428 restricted stock units in lieu of the third stock option grant contemplated by Mr. Boehler’s employment agreement. The restricted stock units are subject to forfeiture if the 2017 adjusted EBITDA target is not met. If the performance target is satisfied, the restricted stock units will vest 20% per year over five years on the anniversary of the vesting date, beginning March 1, 2019.

Each of our named executive officers is entitled to participate in all insurance and other benefit plans that we offer to our U.S. employees. Each of the executive officers and his respective family will be provided full health coverage including all expenses associated with medical, dental, vision treatment and preventative maintenance. We have agreed to reimburse each executive officer, with the exception of Mr. Novosel, for any employee contributions, deductibles, co-pays or other upfront out-of-pocket employee payments that are required from these benefit plans.

Each of the existing employment agreements provides that in the event the executive officer is required to reside outside the United States for an extended period of time, the parties intend that the executive officer’s net tax effects on compensation and benefits payable under the employment agreement will be no worse, from the executive officer’s perspective, than the net tax effects he would incur if he resided in and performed all services under the employment agreement in the United States at his last address before any assignment to a locale outside the United States.

Under the existing employment agreements, if any of the named executive officers, with the exception of Mr. Novosel, is terminated without “cause” or if, within 12 months following a “change of ownership,” the executive officer terminates his employment for “good reason,” he will be entitled to receive (i) continued base salary for a period of twelve months after the date of termination, (ii) continued full participation in our benefit programs (including full reimbursement for all health, dental, and vision expenses) for a period of twelve months after the date of termination, and (iii) if the executive officer is terminated other than on December 31st in any year, a payment equal to the STIP bonus payment the executive officer would otherwise have received for such year but for the termination (based on our actual achievement of applicable targets) multiplied by a fraction, the numerator of which is the number of months in the fiscal year for which the executive officer was employed (including any month in which 11 or more days are worked) and the denominator of which is 12, which shall be paid if such payment is actually earned, or, if the executive officer is terminated in the first fiscal quarter of any fiscal year, then, in lieu of the foregoing payment pursuant to clause (iii), the executive officer shall be paid a prorated portion of the executive officer’s target STIP bonus. If an executive voluntarily resigns or, in the case of the executive officer’s death or disability, the executive officer is entitled to receive any accrued and unpaid base salary and paid time off as well as any accrued benefits through the date of termination, death or disability.

Mr. Novosel’s existing employment agreement provides that if he is terminated without “cause” or if, within 12 months following a “change of ownership,” the executive officer terminates his employment for “good reason,” he will be entitled to receive (i) continued base salary for a period of nine months after the date of termination, and (ii) continued full participation in our benefit programs for a period of nine months after the date of termination. All other terms outlined for the other named executive officers above remain applicable under his agreement.

For purposes of each of the named executive officers’ existing employment agreements:

•

“cause” is defined to include termination as a result of (i) the commission of any act of gross negligence, fraud or serious misconduct in the performance of such executive officer’s duties, (ii) the conviction of such executive officer of an offense that adversely affects or reflects negatively on us, (iii) intentionally obtaining any material for personal gain, profit or enrichment at the expense of our company or from a transaction in which the executive officer has an interest which is adverse to our interests, subject to certain limitations, (iv) abuse of non-prescription medication, narcotics, or other controlled or intoxicating substances, and such abuse materially impairs such executive officer’s ability to perform his normal duties, (v) failure to perform his duties and responsibilities, including reasonable directives from us, in good faith to the best of his ability and failure to cure such non-performance within 30 days after notice of such failure from us to him, (vi) refusal to follow the instructions or directives of our board of trustees or its designee or failure to follow such directives or instructions without compelling reasons, (vii) a serious violation of our rules or policies about which such executive officer had notice, or (viii) acting in a manner which is intended to be materially detrimental or damaging to our reputation, business operations or relations with our other employees, customers or suppliers.

•	“good reason” means: (i) a material diminution of the executive officer’s title, authority, status, duties or responsibilities; (ii) the executive officer’s base salary, target or bonus opportunity which can be earned or amount of overall compensation package (including long-term incentive plans and equity awards), is reduced below the higher of (A) the amount in effect as of the date of a change of ownership or (B) the highest amount thereafter; (iii) the failure by our company to provide for the assumption of the employment agreement by any successor entity; (iv) a material breach by us of the employment agreement; or (v) a change in the location of our principal office or a requirement that the executive officer move to a location more than fifty (50) miles outside the metropolitan area of Atlanta, Georgia.

•	“change of ownership” means the occurrence of any one of the following events: (i) a merger, consolidation, or reorganization of us into or with another legal entity, an equity sale, transfer or other transaction or a sale or transfer by our company of all or substantially all of our assets to any other legal entity, such that following such transaction, Yucaipa and its affiliates will have no equity or ownership interest of the acquirer; (ii) any transaction or series of transactions by Yucaipa and its affiliates that results in Yucaipa and its affiliates beneficially owning no interest in our common shares outstanding and reserved for issuance immediately prior to such transaction or series of transactions; (iii) a dissolution or liquidation of our company; or (iv) such other event or transaction which our board of trustees deems to be a change of ownership. The completion of this offering will not constitute a change in ownership.

Each of the existing employment agreements contains non-competition provisions which prevent the executive officer from directly or indirectly competing with us, subject to certain limited exceptions. The non-competition period is in effect during each executive officer’s employment with us, and will last for a period of twelve months after such executive officer’s termination of employment. Each of the employment agreements also contains a non-solicitation covenant that applies to our employees, customers and suppliers, and the non-solicitation covenant lasts for a period of such executive officer’s respective employment plus an additional twelve-month period after such executive officer’s termination of employment. We expect to enter into new employment agreements with each of our named executive officers in connection with this offering.

We expect to enter into new employment agreements with each of our executive officers, including the named executive officers, upon the completion of this offering. See the section titled “—Compensation Plans Following the Completion of this Offering.”

Stock Options

The award agreements for stock options granted to our executive officers do not specifically provide for accelerated vesting upon a change of control, as defined in the 2010 Plan. Under the 2010 Plan, in the event of a change of control, our compensation committee may, in its discretion, (1) cancel an outstanding award as of the date of consummation of such transaction and either accelerate the vesting or exercisability of the award, (2) purchase all or a portion of the award, including any unvested portion if our board of trustees so determines in its discretion, for an amount to be determined based on fair market value at the time of the purchase, for cash, (3) in the case of a performance compensation award, cause the participant to receive full or partial payment of the award based on actual or target performance, or (4) require the entity acquiring control to assume outstanding awards or substitute other awards.

In March 2017, our existing compensation committee adopted a resolution providing that in the event of a “change of ownership” as defined in the executive officer employment agreements, we will accelerate the vesting of each outstanding award under the 2010 Plan immediately prior to the change in ownership. This offering will not constitute a change of control under the 2010 Plan.

The award agreements for stock options granted to our executive officers provide for the expiration of vested but unexercised stock options following termination, as follows:

Upon termination for cause, unexercised options expire upon termination;

Upon termination due to death or disability, any vested stock options must be exercised within six months of such death or disability;

Upon termination as a result of voluntary termination of employment (other than for “good reason”), any vested stock options must be exercised within three months of the date of termination; and

Upon termination for any reason other than those set forth above (including without cause or for good reason), unvested stock options are forfeited, and any vested stock options must be exercised within one year following the date of termination.

Separation Agreement

Mr. Goldsmith was terminated as our Chief Commercial Officer and Executive Vice President effective August 1, 2016. In connection with this separation, on August 1, 2016, we entered into a separation agreement with Mr. Goldsmith pursuant to which we agreed to pay Mr. Goldsmith his base salary ratably over a twelve-month period (representing $400,000) and a ratable portion of his 2016 STIP award (representing $140,080). We also agreed to continue to provide benefits under our existing benefits plans for twelve months (representing $24,817). In addition, under the terms of his option award agreements, Mr. Goldsmith had one year from the date of termination to exercise any vested equity awards. This exercise period expired on July 31, 2017.

Potential Payments Table

Regardless of the termination scenario, each named executive officer will receive earned but unpaid base salary and accrued and unpaid paid time off through the employment termination date, along with any other payment or benefits owed under any of our plans or agreements covering the named executive officer as governed by the terms of those plans or agreements.

The information below describes and quantifies the estimated amount of certain compensation that would become payable to each named executive officer as of December 31, 2016 under the following circumstances: (i) upon a voluntary termination, death or disability; (ii) upon termination by us for cause; (iii) if his employment with us had been terminated without cause; (iv) if his employment terminated for good reason within 12 months following a change in control; and (v) upon a change in control and acceleration of vesting of equity awards.

	Benefit	Voluntary resignation/ death or disability ($)	Termination for cause ($)	Termination without cause ($)	Change in control for good reason ($)	Change in control and acceleration (1)($)
Fred Boehler	Cash severance	—	—	1,400,000	1,400,000	—
	Equity awards	—	—	—	—	2,656,500
	Benefits continuation	—	—	35,186	35,186	—

	Total	—	—	1,435,186	1,435,186	2,656,500
Marc Smernoff	Cash severance	—	—	720,000	720,000	—
	Equity awards	—	—	—	—	1,104,000
	Benefits continuation	—	—	35,186	35,186	—

	Total	—		755,186	755,186	1,104,000
Thomas Musgrave	Cash severance	—	—	512,000	512,000	—
	Equity awards	—	—	—	—	496,800
	Benefits continuation	—	—	35,186	35,186	—

	Total	—	—	547,186	547,186	496,800
Thomas Novosel	Cash severance	—	—	424,103	424,103	—
	Equity awards	—	—	—	—	189,750
	Benefits continuation	—	—	13,528	13,528	—

	Total	—	—	437,631	437,631	189,750
Keith Goldsmith (2)	Cash severance	—	—	540,080	—	—
	Equity awards	—	—	—	—	—
	Benefits continuation	—	—	24,817	—	—

	Total	—	—	564,897	—	—
Todd Sheldon	Cash severance	—	—	640,000	640,000	—
	Equity awards	—	—	—	—	848,700
	Benefits continuation	—	—	35,186	35,186	—

	Total	—	—	675,186	675,186	848,700

(1)	Amounts shown assumes our compensation committee exercises its discretion under the 2010 Plan to accelerate the vesting of unvested equity awards solely upon a change in control. There was no public market for our common shares as of December 31, 2016.
(2)	Mr. Goldsmith’s employment terminated, effective August 1, 2016. Pursuant to his separation agreement, we agreed to pay Mr. Goldsmith his base salary ratably over a twelve-month period ($400,000, of which $160,000 was paid in fiscal 2016) and a ratable portion of his 2016 STIP award ($140,080). We also agreed to continue to provide benefits under our existing benefits plans for twelve months ($24,817).

2010 Plan

In 2010, our board of trustees adopted, and our shareholders approved, the 2010 Plan. The purpose of the 2010 Plan is to attract and retain qualified personnel for positions of substantial authority and to provide additional incentives to employees, trustees and other service providers by providing them with an opportunity for investment in our company, and to align their interests with those of our shareholders through performance-based compensation.

Administration. Our compensation committee administers our 2010 Plan. Our compensation committee has the authority to determine the terms and conditions of any agreements evidencing any awards granted under our 2010 Plan, including, among other things, the time or times at which awards may be exercised and whether and under what circumstances an award may be exercised, subject to tax and regulatory requirements and the terms of the 2010 Plan.

Our compensation committee has full discretion to construe and interpret the 2010 Plan and to establish, amend and rescind rules and regulations relating to the 2010 Plan, subject to tax and regulatory requirements and the terms of the 2010 Plan.

Available Shares; Adjustments. The 2010 Plan provides for an aggregate of 3,849,976 common shares to be available for awards. As of December 31, 2016, there were 1,723,902 common shares available for grant under the 2010 Plan. The number of common shares available under the 2010 Plan may be further increased by certain common shares awarded under the Equity Incentive Plan or 2010 Plan that are forfeited or expire. No participant may be granted awards representing more than 1,750,000 common shares in any 36-month period. The maximum amount that may be paid to any participant with respect to a performance compensation award (other than an award denominated in common shares) in any 36-month period is $4,500,000. If there are certain changes in our capitalization, our compensation committee will make certain adjustments, which may include adjustments to the number of common shares reserved for issuance under the 2010 Plan, the number of common shares covered by awards then outstanding under the 2010 Plan, the limitations on awards under the 2010 Plan, the exercise price of outstanding performance measures applicable to an outstanding award, and such other equitable substitutions or adjustments as it may determine appropriate.

Eligibility and Types of Awards. Our compensation committee may grant awards consisting of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards, dividend equivalents, cash bonus awards and performance compensation awards. All of our officers, trustees, employees, consultants, advisers or other bona fide service providers, and those of our majority-owned direct or indirect subsidiaries, are eligible to receive awards, except that only our employees or employees of our subsidiary companies are eligible to receive incentive stock options. Our compensation committee has the sole and complete authority to determine who will be granted an award under the 2010 Plan.

As of the date of this prospectus, only nonqualified stock options and restricted stock units have been granted under the 2010 Plan.

Options. Our existing compensation committee has granted options to purchase common shares that are “nonqualified stock options,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Nonqualified stock options granted under the 2010 Plan are subject to such terms, including the exercise price, the number of common shares subject to the option, the term of the option, and the conditions and timing of exercise, as established by our compensation committee and specified in the applicable award agreement. Under the terms of the 2010 Plan, the exercise price of the options will not be less than the fair market value of our common shares at the time of grant (or 110% of the fair market value in the case of an incentive stock option granted to a more than 10% shareholder). The maximum term of an option granted under the 2010 Plan will be ten years from the date of grant (or five years from the date of grant in the case of an incentive stock option granted to a more than 10% shareholder). Payment in respect of the exercise of an option may be made in cash or by bank cashier’s check. In addition, at the discretion of our compensation committee and to the extent permitted by law, payment in respect of the exercise of an option may be made by surrender of common shares not subject to any pledge or other security interest, by means of a net exercise procedure approved by our compensation committee in its discretion, by means of a broker-assisted cashless exercise, or by such other method as our compensation committee may determine to be appropriate.

Restricted Stock Units. Our existing compensation committee historically has granted restricted stock unit awards under the 2010 Plan to the members of our board of trustees and, beginning in 2017, to certain of our executive officers. Awards of restricted stock units are subject to the terms and conditions established by our compensation committee. A restricted stock unit is a right to receive, at the election of our compensation committee, a number of common shares equal to the number of units earned or an amount in cash equal to the fair market value of that number of common shares, or a combination of common shares and cash, at the expiration of the period over which the units are to be earned or at a later date selected by our compensation committee. Unless our compensation committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Certain Change in Control Provisions. A change in control occurs in three circumstances. First, a change in control occurs when we are merged, consolidated or reorganized into or with another entity, or sell or otherwise transfer all or substantially all of our assets, and 50% or more of the voting power of the surviving entity or acquirer is not owned by persons who beneficially owned at least 20% of our outstanding common shares immediately prior to the transaction. A change in control also occurs when a transaction takes place, following which the private investment funds affiliated with Yucaipa that currently own, of record, the majority of our outstanding common shares beneficially own less than 50% of our common shares outstanding and reserved for issuance immediately prior to the transaction. Finally, a change in control occurs if there is a dissolution or liquidation. The completion of this offering will not constitute a change in control under the 2010 Plan.

In the event of a change in control, our compensation committee may, in its discretion, (1) cancel an outstanding award as of the date of consummation of such transaction and either accelerate the vesting or exercisability of the award, (2) purchase all or a portion of the award, including any unvested portion if our board of trustees so determines in its discretion, for an amount to be determined based on fair market value at the time of the purchase, for cash, (3) in the case of a performance compensation award, cause the participant to receive full or partial payment of the award based on actual or target performance, or (4) require the entity acquiring control to assume outstanding awards or substitute other awards.

In the event of a dissolution or liquidation, any award that has not previously been exercised or settled will terminate immediately prior to the dissolution or liquidation.

Amendment and Termination. Our board of trustees may amend, suspend or discontinue the 2010 Plan at any time; however, shareholder approval to amend the 2010 Plan may be necessary if the law so requires. No amendment, suspension or discontinuation will adversely affect the rights, or increase the obligations, of any participant under an award without the consent of the participant. Unless earlier terminated by our board of trustees, the 2010 Plan will expire on the tenth anniversary of the date on which the 2010 Plan was approved by our shareholders. Upon the completion of this offering, our board of trustees will terminate the 2010 Plan, and no further grants will be made under the 2010 Plan after such date. However, awards that were outstanding on that date will remain in effect, to the extent not subsequently exercised or forfeited.

In connection with this offering, we intend to file with the SEC a registration statement on Form S-8 covering common shares issuable pursuant to options outstanding under our applicable equity incentive plans.

2017 Plan

We intend to adopt the 2017 Plan effective upon completion of this offering. The 2017 Plan is intended to promote our long-term success and increase shareholder value by attracting, motivating, and retaining non-employee trustees, officers, employees, advisors and consultants. To achieve this purpose, the 2017 Plan will allow the flexibility to grant or award stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance unit awards, performance share awards, cash-based awards and other stock-based awards to eligible individuals, thereby strengthening their commitment to our success and aligning their interests with those of our shareholders. As of the date of this prospectus, no awards have been made under the 2017 Plan. Upon completion of this offering, we expect to make grants of time-based restricted stock units under the 2017 Plan to our executive officers and non-employee trustees. See “—Equity Awards in Connection with this Offering.”

Administration

Our compensation committee will have discretionary authority to administer the 2017 Plan in accordance with its terms and applicable laws. Our compensation committee will determine the non-employee trustees, employees, advisors and consultants who will be granted awards under the 2017 Plan, the size and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards. Our compensation committee will not be required to grant awards on a uniform or consistent basis. Our compensation committee will be authorized to establish, administer and waive terms, conditions and performance goals of outstanding awards and to accelerate the vesting or exercisability of awards, in each case, subject to limitations contained in the 2017 Plan. Our compensation committee will be authorized to interpret the 2017 Plan and award agreements and will have authority to correct any defects, supply any omissions and reconcile any inconsistencies in the 2017 Plan and/or any award agreements and to take any other action that our compensation committee deems necessary or appropriate for the administration of the 2017 Plan. Unless otherwise expressly provided in the 2017 Plan, our compensation committee’s decisions, interpretations and actions concerning the 2017 Plan or any award will be within the sole discretion of our compensation committee, will be permitted to be made at any time and will be final, conclusive and binding upon all persons and entities, including any participant and any holder or beneficiary of any award. Within the limitations of the 2017 Plan and applicable law, our compensation committee will be authorized to delegate all or any part of its responsibilities and powers under the 2017 Plan to persons selected by it, and our board of trustees will be permitted to exercise all of our compensation committee’s powers under the 2017 Plan.

Shares Subject to the 2017 Plan

A total of                  common shares will be available for delivery under the 2017 Plan. The number of common shares available for delivery under the 2017 Plan will also be subject to adjustment for certain changes in our capital structure, as described below under “—Changes in Capital.” The common shares that may be issued under the 2017 Plan will be either authorized and unissued common shares (which will not be subject to preemptive rights) or previously issued common shares that have been reacquired. Any common shares subject to an award that is (1) forfeited, terminated, cancelled or otherwise expires or (2) settled for cash, will be available for future awards under the 2017 Plan. If we acquire or combine with another company, any awards that may be granted under the 2017 Plan in substitution or exchange for outstanding stock options or other awards of that other company will not reduce the common shares available for issuance under the 2017 Plan. The common shares available for any incentive stock options granted under the 2017 Plan will be limited to                  common shares, adjusted as stated above.

Participation

Our compensation committee will be authorized to grant awards under the 2017 Plan to (a) employees and consultants of us and our subsidiaries and affiliates, (b) those individuals who have accepted an offer of employment from us or our subsidiaries or affiliates, and (c) our non-employee trustees. However, only employees of us and our subsidiaries will be eligible to receive “incentive stock options” under the 2017 Plan.

Stock Options

A stock option is the right to purchase a specified number of common shares in the future at a specified exercise price and subject to the other terms and conditions that will be specified in the option agreement and the 2017 Plan. Stock options granted under the 2017 Plan will be either “incentive stock options,” which may be eligible for special tax treatment under the Code, or options other than “incentive stock options,” referred to as “nonqualified stock options,” as determined by our compensation committee. All stock options that are intended to qualify as “incentive stock options” will be granted pursuant to award agreements expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules provided under section 422 of the Code. The number of common shares covered by each option will be determined by our compensation committee, but no participant may be granted in any calendar year options and SARs (as described below), in the aggregate, for more than                  common shares. The maximum number of common shares subject to any options, restricted stock and restricted stock units (as described below) that may be granted to a non-employee trustee in any calendar year, in the aggregate, is                  common shares. The exercise price of each option will be set by our compensation committee but cannot be less than 100% of the fair market value of our common shares at the time of grant (or, in the case of an “incentive stock option” granted to a 10% or more shareholder of our company, or subsidiary, as applicable, 110% of the fair market value). Options granted under the 2017 Plan in substitution or exchange for options or awards of another company involved in a corporate transaction with us or a subsidiary will have an exercise price that is intended to preserve the economic value of the award that is replaced. The fair market value of our common shares generally means the closing price of our common shares on the option grant date. The exercise price of any stock options granted under the 2017 Plan will be paid by check, by tendering previously acquired common shares having a fair market value at the time of the exercise equal to the exercise price, by a cashless broker-assisted exercise that complies with law, by withholding of common shares otherwise deliverable to the option holder upon exercise of the option or any other method approved or accepted by our compensation committee in its discretion. Our compensation committee will determine whether any fractional common shares will be settled in cash or forfeited.

Options will become exercisable and expire at the times and on the terms established by our compensation committee, not later than the tenth anniversary of the grant date. If the exercise of a “nonqualified stock option” on its scheduled expiration date would violate law, the option may be extended until its exercise would not violate law. Options generally terminate when the holder’s employment or service with us terminates. However, an option may be exercised for up to one year following the holder’s termination of employment or services in specified circumstances, unless our compensation committee or the option agreement permits exercise of the option following the holder’s termination to any greater or lesser extent.

Stock Appreciation Rights

Stock appreciation rights, or SARs, may be granted by our compensation committee (either in connection with, or independent of, an option) upon such terms and conditions determined by our compensation committee which are permitted under the 2017 Plan. Generally, SARs are awards that, upon their exercise, give the holder a right to receive from us an amount equal to the product of (1) the number of common shares for which the SAR is exercised, multiplied by (2) the excess of the (a) fair market value of a common share on the exercise date, over (b) the grant price per share. The grant price per share cannot be less than 100% of the fair market value of a common share on the grant date of such SAR. SARs granted under the 2017 Plan in substitution or exchange for SARs or awards of another company involved in a corporate transaction with us or a subsidiary will have an exercise price that is intended to preserve the economic value of the award that is replaced. A SAR may be settled in cash, common shares or a combination of cash and common shares, as determined by our compensation committee. SARs will become exercisable and expire at the times and on the terms established by our compensation committee. The number of common shares covered by each SAR will be determined by our compensation committee, but no participant may be granted in any calendar year options or SARs, in the aggregate, covering more than                  common shares.

Restricted Stock and Restricted Stock Units

Restricted stock awards are common shares that are awarded to a participant subject to the satisfaction of the terms and conditions established by our compensation committee. Until the applicable restrictions lapse, shares of restricted stock will be subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. Restricted stock units will be denominated in units of common shares, except that no common shares are actually issued to the participant on the grant date. When a restricted stock unit award vests, the participant will be entitled to receive common shares, or if our compensation committee so provides in the applicable award agreement, a cash payment based on the value of our common shares or a combination of common shares and cash. Vesting of restricted stock awards and restricted stock units may be based on continued employment or service and/or satisfaction of performance goals or other conditions established by our compensation committee. Subject to the other terms of the 2017 Plan, our compensation committee may permit a recipient of restricted stock to have the rights and privileges of a shareholder during the restriction period, including the right to receive any dividends, which may be subject to the same restrictions as the restricted stock. A recipient of restricted stock units will have none of the rights of a shareholder unless and until common shares are actually delivered to the recipient. The number of shares of restricted stock, and common shares covered by restricted stock unit awards (as well as performance unit awards, performance share awards, cash-based awards and other stock-based awards (as described below)) granted to a participant will be determined by our compensation committee, but no such participant may be granted, in the aggregate, in any calendar year more than                  common shares subject to any such awards that are performance-based. The maximum number of common shares subject to any options, restricted stock or restricted stock unit awards that may be granted to a non-employee trustee in any calendar year, in the aggregate, is                  common shares. Upon termination of employment or service, or failure to satisfy other vesting conditions, a participant’s unvested shares of restricted stock and unvested restricted stock units are forfeited unless the participant’s award agreement, or our compensation committee, provides otherwise.

Performance Units, Performance Shares and Cash-Based Awards

Performance units, performance shares and cash-based awards granted to a participant under the 2017 Plan will be amounts credited to a bookkeeping account established for the participant. A performance unit is a fixed or variable dollar denominated unit with a value determined by our compensation committee and stated in the award agreement. The value of a performance share is based on the value of our common shares. A cash-based award has a value that is established by our compensation committee at the time of its grant. The number of performance units, performance shares and cash-based awards granted to a participant will be determined by our compensation committee; however, no participant may be granted in any calendar year performance-based awards amounting to more than $        . Whether a performance unit, performance share or cash-based award actually will result in a payment to a participant will depend upon the extent to which performance goals or other conditions established by our compensation committee are satisfied. After a performance unit, performance share or cash-based award has vested, the participant will be entitled to receive a payout of cash, common shares or a combination thereof, as determined by our compensation committee. A participant’s award agreement will describe the effect of a termination of employment or service on the participant’s performance units, performance shares or cash-based award.

Other Stock-Based Awards

Our compensation committee will be authorized to grant to participants other stock-based awards under the 2017 Plan, which will be valued in whole or in part by reference to, or otherwise based on our common shares. The form of any other stock-based awards will be determined by our compensation committee, and may include a grant or sale of unrestricted common shares. The number of common shares related to another stock-based award will be determined by our compensation committee; however, no participant may be granted in any fiscal year other stock-based awards with respect to more than                  common shares (or cash amounts based on the fair market value of this number of common shares on the grant date of the award). Other stock-based awards may be paid in common shares, cash or a combination of common shares and cash, according to the award agreement. The terms and conditions, including vesting conditions, of another stock-based award will be established by our compensation committee when the award is made. Our compensation committee will determine the effect of a termination of employment or service on a participant’s other stock-based awards.

Dividend Equivalents

Our compensation committee will be authorized to provide part of an award with dividends or payment of dividend equivalents, on such terms and conditions as may be determined by our compensation committee in its sole discretion and consistent with the 2017 Plan; provided, however, that no dividends or dividend equivalents will be payable in respect to outstanding options or SARS. Dividend equivalents may not be paid until and to the extent the underlying award vests or is exercised.

Performance-Based Awards

Restricted stock awards, restricted stock units, performance units, performance shares, cash-based awards and other stock-based awards subject to performance conditions may, in our compensation committee’s discretion and subject to stockholder approval of the 2017 Plan prior to the payment of any awards, be structured to qualify as performance-based compensation that is exempt from the deduction limitations of section 162(m) of the Code. Awards intended to satisfy this exemption must be conditioned on the achievement of objectively determinable performance goals based on one or more of the performance measures listed below, determined in relation to us or our subsidiaries or any of their business units, divisions, services or products, or in comparison to a designated group of other companies or index: total shareholder return (on an absolute and/or relative basis measured against comparable peers or a real estate index), net operating income, funds from operations or adjusted funds from operations, funds available for distribution, dividends or funds available for distribution payment, returns on assets, returns on investment, returns on capital or returns on equity, operating expenses/costs, cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment), earnings per share, earnings before or after either, or any combination of, interest, taxes, depreciation, or amortization, economic value added (net operating profit after tax minus the sum of capital multiplied by the cost of capital) or economic value created, gross or net earnings or income, gross or net operating margins, gross or net operating profits, gross or net sales or revenues, market share, net earnings or net income (before or after taxes), operating efficiency and/or property operating expense savings, productivity ratios and measures, customer satisfaction survey results, strategic business objectives (including objective project milestones), personal professional objectives (including implementation of policies and plans, negotiations or completions of transactions, and development of long-term business goals), successful negotiation or renewal of contracts with new or existing customers, transactions relating to acquisitions or divestitures, or operating portfolio metrics including leasing and tenant retention.

Our compensation committee will determine whether the performance goals that have been chosen for a particular performance-based award have been met. Our compensation committee will have the discretion to adjust downwards but not upwards amounts payable or benefits granted, issued, retained or vested under a performance-based award described above. Our compensation committee may not waive the achievement of performance goals applicable to these awards, except in the case of the participant’s death, disability or a change of control of our company. Our compensation committee’s evaluation of the achievement of performance goals may include or exclude any of the following events that occur during a performance period: (a) asset write-downs, (b) litigation, claims, judgments or settlements, (c) changes in tax laws, accounting principles or other laws or provisions, (d) reorganization or restructuring programs, (e) acquisitions or divestitures, (f) foreign exchange gains and losses or (g) gains and losses that are treated as unusual in nature or infrequent in their occurrence and which are disclosed in management’s discussion and analysis of financial condition and results of operations appearing in our annual report to shareholders.

Deferrals of Awards

Our compensation committee may, to the extent permitted by law, require or allow participants to defer receipt of all or part of any cash or common shares subject to their award agreements on the terms of any deferred compensation plan of our company or other terms set by our compensation committee. Any such deferred compensation plan or other terms set by our compensation committee will be exempt from, or comply with the rules under section 409A of the Code.

Transferability of Awards

Options, SARs, unvested restricted stock, and other awards under the 2017 Plan may not be sold or otherwise transferred except in the event of a participant’s death to his or her designated beneficiary or by will or the laws of descent and distribution, unless otherwise determined by our compensation committee. Our compensation committee may permit awards other than “incentive stock options” to be transferred for no consideration.

Change of Control

In the event of a change of control of our company (as defined in the 2017 Plan), each outstanding award will be treated as our compensation committee determines, either by the terms of the award agreement or by resolution adopted by our compensation committee, including, without limitation, that the awards may be vested, assumed, replaced with substitute awards, cashed-out or terminated.

Changes in Capital

In the event of a change in our capital structure, such as a share dividend, share split or recapitalization, or a corporate transaction, such as a merger, consolidation, reorganization or spin-off, our compensation committee or our board of trustees will make substitutions or adjustments that it deems appropriate and equitable to: (a) the aggregate number, class and kind of common shares or other securities reserved for issuance and delivery under the 2017 Plan, (b) the number, class and kind of common shares or other securities subject to outstanding awards; (c) the option exercise price, grant price or other price of securities subject to outstanding options, stock appreciation rights and, to the extent applicable, other awards; (d) the limits on the number of common shares that may be subject to awards granted to a single participant under the 2017 Plan; and (e) other value determinations applicable to outstanding awards. In the case of a corporate transaction, these adjustments may include, for example, (1) cancellation of outstanding awards in exchange for payments of cash and/or property; (2) substitution of other property (for example, stock of another company) for our common shares subject to outstanding awards; and (3) in connection with a transaction in which a subsidiary of us is sold or otherwise ceases to be owned by us, arranging for the assumption of awards, or replacement of awards with new awards based on other property or other securities, by the affected subsidiary or by the entity that controls that subsidiary (as well as any corresponding adjustments to awards that remain based upon our securities). Our compensation committee will also make appropriate adjustments and modifications in the terms of any outstanding awards to reflect, or related to, any such events, adjustments, substitutions or changes, including modifications of performance goals and changes in the length of performance periods.

Amendment and Termination

Our board of trustees will have the authority to amend, alter, suspend or terminate the 2017 Plan in whole or in part, in its sole discretion. However, our board of trustees will be required to obtain approval of our shareholders, if required by the exemption from the short-swing profit recovery rules of the Exchange Act, the tax law requirements for “incentive stock options” or any applicable law, regulation or rule, of any amendment of the 2017 Plan that would: (a) increase the maximum number of common shares that may be sold or awarded under the 2017 Plan, or that may be subject to awards granted to a single participant; (b) decrease the minimum option exercise price or SAR grant price required by the 2017 Plan, except, in the case of (a) or (b), in the event of certain changes in capital of our company (as described above under “—Changes in Capital”); (c) change the class of persons eligible to receive awards under the 2017 Plan; (d) change the performance measures applicable to awards intended to qualify as performance-based compensation under section 162(m) of the Internal Revenue Code; (e) extend the duration of the 2017 Plan or the maximum exercise periods of any options or SARs granted under the 2017 Plan; or (f) otherwise require shareholder approval to comply with applicable laws, regulations or rules. Our compensation committee may also amend outstanding awards.

However, no amendment, alteration, suspension or termination of the 2017 Plan or amendment of outstanding awards may materially impair the previously accrued rights of a participant under any outstanding award without his or her written consent, except (a) to comply with (1) the exemption from the short-swing profit recovery rules of the Exchange Act or (2) the exception for performance-based compensation under section 162(m) of the Code, or (b) where our board of trustees or our compensation committee determines that the amendment or alteration either (1) is required or advisable to comply with laws, regulations, rules or accounting standards or (2) is not reasonably likely to significantly diminish, without adequate compensation, the benefits provided under an award. Additionally, the provisions of the 2017 Plan described above under “—Change of Control” may not be amended, terminated or modified on or after the date of a Change of Control to materially impair any participant’s outstanding award without that participant’s prior written consent. Our board of trustees or our compensation committee will also make adjustments that it deems appropriate to awards under the 2017 Plan in recognition of unusual or nonrecurring events affecting us or our financial statements or changes in laws, regulations, rules or accounting principles.

The 2017 Plan will prohibit us from reducing the exercise price or grant price of an outstanding stock option or SAR or replacing an outstanding stock option or SAR with a new option or SAR that has a lower exercise price or grant price, or with any other type of new award under the 2017 Plan, except in connection with a share change, a corporate transaction or as otherwise described under “—Changes in Capital” above, without first obtaining shareholder approval.

Duration of 2017 Plan

No awards will be made under the 2017 Plan on or after the earlier of (1) the tenth anniversary of the effective date of the 2017 Plan, or (2) the date on which all common shares reserved under the 2017 Plan have been issued or are no longer available for use under the 2017 Plan.

Forfeiture

The 2017 Plan will authorize our compensation committee to provide for the forfeiture or recoupment of a participant’s awards in certain situations, such as the termination of the participant’s employment for cause, serious misconduct, breach of noncompetition, confidentiality or other restrictive covenants, or other activity detrimental to our business, reputation or interests. If we are required to prepare an accounting restatement due to our company’s material noncompliance with any financial reporting requirement under the federal securities laws, we may seek to recover from any current or former executive officer any payment in settlement of an award earned or accrued during the three-year period preceding the accounting restatement. The amount to be recovered will be based on the excess of the amount paid under the award over the amount that would have been paid under the award if the financial statements had been correct. We intend to establish recoupment and clawback policies, including as required by applicable law.

Equity Awards in Connection with this Offering

Upon completion of this offering, we expect to make grants of time-based restricted stock units under the 2017 Plan to our executive officers, including the named executive officers, as described in the section titled “—Compensation Plans Following the Completion of this Offering—Equity Awards.” In addition, upon completion of this offering, we expect that each of our non-employee trustees serving on our board of trustees following the offering will receive $100,000 of restricted stock units under the 2017 Plan, which units will vest ratably over a three-year period following the grant date.

We intend to file with the SEC a registration statement on Form S-8 covering our common shares issuable under the 2017 Plan.

Future Equity Awards

In the future, we may increase our use of long-term equity incentives, particularly through grants of equity awards under the 2017 Plan, which we expect to adopt upon the completion of this offering.

Indemnification Agreements with Executive Officers and Trustees

Upon the completion of this offering, we will have entered into indemnification agreements with each of our executive officers and trustees. We refer to each individual that is a party to an indemnification agreement as an indemnitee. In general, each indemnification agreement will provide that we will indemnify and advance expenses to the indemnitee to the maximum extent permitted by applicable law and our declaration of trust in effect as of the date of the agreement or to such extent as applicable law and our declaration of trust thereafter from time to time may permit. However, no change in Maryland law or our declaration of trust will have the effect of reducing the benefits available to the indemnitee under the agreement.

If, by reason of being a trustee, officer, employee or agent of our company, the indemnitee is, or is threatened to be made, a party to any threatened, pending or completed proceeding, the indemnitee is entitled to be indemnified against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such proceeding or any other issue or matter related to the proceeding. However, we are not required to provide this indemnification if it is established that:

•	the act or omission of the indemnitee was material to the matters giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

In addition, we may not indemnify for an adverse judgment in a suit by or in the right of our company or, in a suit charging receipt of an improper personal benefit, a judgment of liability on the basis that a personal benefit was improperly received, unless, in either case, a court orders indemnification and then only for expenses.

Under the indemnification agreements, we are obligated to advance all expenses reasonably incurred by or on behalf of each indemnitee in connection with any threatened, pending or completed proceeding. In order to be advanced expenses, the indemnitee must affirm in writing his good faith belief that he has met the standard of conduct necessary for indemnification, and provide an undertaking to repay any expenses advanced if it is ultimately determined that the indemnitee has not met the standard of conduct necessary for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of                 , 2017 regarding the beneficial ownership of our common shares (1) immediately prior to this offering and (2) as adjusted to give effect to this offering based on the midpoint of the price range set forth on the cover page of this prospectus, by:

•	each person known by us to beneficially own 5% or more of our outstanding common shares;

•	each of our trustees and named executive officers; and

•	all of our trustees and executive officers as a group.

For further information regarding material transactions between us and our trustees, executive officers or certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof or to dispose or direct the disposition thereof, or has the right to acquire any such powers within 60 days. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and dispositive power over all common shares shown as beneficially owned by the shareholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Americold Realty Trust, 10 Glenlake Parkway, South Tower, Suite 600, Atlanta, Georgia 30328.

Percentage of beneficial ownership is based on                 common shares outstanding as of                 , 2017, and assumes the cashless exercise of all outstanding warrants to purchase 18,574,619 common shares, exercisable at a price of $9.81 per share, into an aggregate of                 common shares upon the completion of this offering (based on the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus) and the conversion of all 375,000 outstanding Series B preferred shares into an aggregate of                 common shares in connection with this offering (based upon the Series B preferred share conversion price of $        as of             , 2017), subject to adjustment as described below. Common shares subject to options that are currently exercisable or exercisable within 60 days of                 , 2017 are deemed to be outstanding and beneficially owned by the person holding the options. These common shares subject to options, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of common shares beneficially owned prior to this offering	Percentage of common shares beneficially owned prior to this offering	Number of common shares beneficially owned upon completion of this offering (1)		Percentage of common shares beneficially owned upon completion of this offering (1)
			No exercise of underwriters’ option	Full exercise of underwriters’ option	No exercise of underwriters’ option	Full exercise of underwriters’ option
5% Shareholders:
YF ART Holdings GP, LLC (2)†
The Goldman Sachs Group, Inc. (3)†
Charm Progress Investment Limited (4)†
Named executive officers and trustees:
Fred Boehler (5)
Marc Smernoff (6)
Keith Goldsmith (7)
Thomas Musgrave (8)
George J. Alburger, Jr. (10)
Jeffrey M. Gault (11)
Bradley J. Gross (12)
Joel A. Holsinger (13)
Todd Sheldon (14)
Thomas Novosel (15)
Ronald Burkle
Christopher Crampton (16)
Richard d’Abo
Gregory Mays (17)
Terrence J. Wallock (18)
All executive officers and trustees as a group (16 persons) (19)

*	Indicates beneficial ownership of less than 1% of our outstanding common shares.
(1)	As of the date of this prospectus, in connection with this offering and based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, each outstanding Series B preferred share will be convertible into common shares.
(2)	Consists of 69,342,769 common shares held directly by YF ART Holdings and warrants (currently exercisable) to purchase 18,574,619 common shares held directly by YF ART Holdings (assumes the cashless exercise of these warrants into an aggregate of common shares upon the completion of this offering (based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus)). YF ART GP is the general partner of YF ART Holdings. The limited partners of YF ART Holdings are (i) YF ART Holdings Aggregator, LLC, which is wholly owned by private equity funds affiliated with Yucaipa and (ii) the Fortress Entity. YF ART GP is wholly owned by private equity funds affiliated with Yucaipa. Ronald W. Burkle indirectly controls YF ART GP and may be deemed to have voting and dispositive power with respect to the common shares directly owned by YF ART Holdings and therefore be deemed to be the beneficial owner of the common shares held by such entities, but disclaims beneficial ownership of such common shares, except to the extent of his pecuniary interest therein. YF ART GP’s address is 9130 West Sunset Boulevard, Los Angeles, California 90069.

Under the terms of the YF ART Holdings limited partnership agreement, the Fortress Entity’s investment in YF ART Holdings accrues an ongoing annual preferred return. Upon a return in full of the Fortress Entity’s investment plus any accrued preferred return thereon by YF ART Holdings, the Fortress Entity may cause YF ART Holdings to dispose of common shares indirectly attributable to the Fortress Entity, subject to the lock-up restrictions described below under “Underwriting.” As of September 30, 2017, the Fortress Entity’s investment in YF ART Holdings, including the preferred return, was $ million. As of , 2017, the number of common shares held by YF ART Holdings and attributable to the Fortress Entity was . This number of common shares held by YF ART Holdings that are attributable to the Fortress Entity increases from time to time, subject to an aggregate cap of common shares. This ongoing increase ends upon the earlier of (i) repayment in full of the obligations of YF ART Holdings to the Fortress Entity and (ii) March 1, 2019. Under the terms of the YF ART Holdings limited partnership agreement, prepayments of the obligations of YF ART Holdings to the Fortress Entity result in a partial reduction in this ongoing increase. As of the date of this prospectus, the Fortress Entity does not hold voting or dispositive power with respect to any of the common shares held by YF ART Holdings. See “Certain Relationships and Related Party Transactions—The Fortress Entity Contribution Agreement” for additional information.
(3)	Consists of 116,697 Series B preferred shares held directly by GS Capital Partners VI, L.P., or GS VI, 32,090 Series B preferred shares held directly by GS Capital Partners VI Parallel, L.P., or GS Parallel VI, 97,065 Series B preferred shares held indirectly by GS Capital Partners VI Offshore, L.P., or GS Offshore, 4,148 Series B preferred shares held indirectly by GS Capital Partners VI GmbH & Co. KG, or GS GmbH, and 75,000 Series B preferred shares held indirectly by Opportunity Partners Offshore-B Co-Invest AIV, L.P., or Opportunity, and together with GS VI, GS Parallel VI, GS Offshore and GS GmbH, the “GS Entities.” The Series B preferred shares held by the GS Entities will be converted into common shares in connection with this offering (based upon the Series B preferred share conversion price of $ as of , 2017). The GS Entities, of which affiliates of The GS Group, Inc., or The GS Group, are the general partner, managing general partner or investment manager, share voting and dispositive power with certain of their respective affiliates. The GS Group disclaims beneficial ownership of the common shares held directly or indirectly by the GS Entities except to the extent of their pecuniary interests therein, if any. The address of the GS Entities and The GS Group is 200 West Street New York, New York 10282.
(4)	Consists of 50,000 Series B preferred shares held directly by Charm Progress. The Series B preferred shares held by Charm Progress will be converted into common shares in connection with this offering (based upon the Series B preferred share conversion price of $ as of , 2017). Charm Progress is an indirect, wholly owned subsidiary of China Merchants Group Limited, or CMGL. CMGL controls the direction and management of Charm Progress, including voting and dispositive power of the Series B preferred shares, and our common shares that are issued upon conversion thereof. The address of Charm Progress is 38th Floor, China Merchants Tower, Shu Tak Centre, 168-200 Connaught Road, Central, Hong Kong.
(5)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(6)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(7)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(8)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(9)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.

(10)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(11)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(12)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(13)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(14)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(15)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(16)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(17)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(18)	Consists of common shares issuable upon the exercise of options and common shares issuable upon the conversion of restricted stock units currently exercisable or which will become exercisable within 60 days after , 2017.
(19)	Consists of common shares issuable upon the exercise of options, warrants and restricted stock units which are currently exercisable or which will become exercisable within 60 days after , 2017.

†	We expect that the GS Entities and Charm Progress will agree to convert all 375,000 outstanding Series B preferred shares in connection with this offering into an aggregate of common shares (based upon the Series B preferred share conversion price of $ as of , 2017). We expect that YF ART Holdings will enter into an agreement to transfer common shares held by YF ART Holdings to the GS Entities and Charm Progress with a value of up to the total value of the common shares that the GS Entities and Charm Progress would have received in the event the initial public offering price in this offering were equal to the price of a qualified initial public offering under the terms of our Series B preferred shares, less the value of the common shares received by the GS Entities and Charm Progress in this offering based on the initial public offering price, subject to a maximum. Based upon the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we expect that YF ART Holdings would transfer common shares to the GS Entities and common shares to Charm Progress based on the anticipated terms of the agreement. The terms of these arrangements are subject to further negotiations by the parties. For further information regarding our Series B preferred shares, see “Description of Shares of Beneficial Interest—Preferred Shares—Series B Preferred Shares.”

We expect that if the initial public offering price of common shares in connection with this offering is $1.00 less than the assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus), the number of common shares deemed to be beneficially owned by each of YF ART GP, The Goldman Sachs Group, Inc. and Charm Progress, as well as the resulting deemed beneficial ownership of these shareholders, would be as set forth in the chart below.

	Number of common shares beneficially owned upon completion of this offering		Percentage of common shares beneficially owned upon completion of this offering
	No exercise of underwriters’ option	Full exercise of underwriters’ option	No exercise of underwriters’ option	Full exercise of underwriters’ option
5% shareholders:
YF ART GP
The Goldman Sachs Group, Inc.
Charm Progress Investment Limited

Further, we anticipate that in the event that the initial public offering price exceeds the price of a qualified initial public offering under the terms of our Series B preferred shares under this arrangement, YF ART Holdings would agree to transfer common shares held by YF ART Holdings following this offering to the GS Entities and Charm Progress as compensation for the increased value that has accrued to the warrants held by YF ART Holdings as a result of the extensions agreed to between the parties with respect to the expiration date of the warrants. If the initial public offering price of common shares in connection with this offering is $1.00 greater than the assumed initial public offering price of $         per share (which is the midpoint of the price range set forth on the cover page of this prospectus), we expect that the number of common shares deemed to be beneficially owned by each of YF ART GP, The Goldman Sachs Group, Inc. and Charm Progress, as well as the resulting deemed beneficial ownership of these holders, would be as set forth in the chart below.

	Number of common shares beneficially owned upon completion of this offering		Percentage of common shares beneficially owned upon completion of this offering
	No exercise of underwriters’ option	Full exercise of underwriters’ option	No exercise of underwriters’ option	Full exercise of underwriters’ option
5% shareholders:
YF ART GP
The Goldman Sachs Group, Inc.
Charm Progress Investment Limited

The transfers contemplated by these arrangements would not result in an increase in the aggregate number of outstanding common shares or any changes in the beneficial ownership of the purchasers of common shares in this offering or other entities and persons presented in this table.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2014 to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our trustees, executive officers or holders of more than 5% of our capital shares, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Agreements with Certain of Our Trustees and Officers

Upon the completion of this offering, we will have entered into indemnification agreements with each of our executive officers and trustees. These indemnification agreements are described in “Management—Indemnification Agreements with Executive Officers and Trustees.”

Existing Senior Secured Credit Facilities and ANZ Loans

As of September 30, 2017, affiliates of the GS Entities are part of the lending group that has $25.0 million, or 14%, of the commitments under our Existing Senior Secured Revolving Credit Facility, for which we paid commitment and arrangement fees of $1.0 million to an affiliate of the GS Entities in 2015. In 2016, we paid arrangement fees of $0.7 million to an affiliate of the GS Entities in connection with the incremental term loan that we issued under our Existing Senior Secured Term Loan B Facility in July 2016. Affiliates of the GS Entities are participating lenders in both the ANZ Loans, for which we paid performance/upfront fees of $4.4 million to an affiliate of the GS Entities in 2015. As a member of each lending group, we are required to pay certain fees to the GS Entities and their affiliates, which may include interest on borrowings, unused facility fees, letter of credit participation fees and letter of credit facility fees. Affiliates of the GS Entities also will be lenders under our New Senior Secured Revolving Credit Facility and our New Senior Secured Term Loan A Facility. We anticipate paying arrangement fees of $             million to an affiliate of the GS Entities and $             in upfront fees to an affiliate of the GS Entities upon the effectiveness of our New Senior Secured Credit Facilities, which effectiveness is contingent upon the completion of this offering. As a lender under of our New Senior Secured Credit Facilities, we anticipate being required to pay certain fees to the GS Entities and their affiliates, which may include interest on borrowings, unused facility fees, letter of credit participation fees and letter of credit facility fees.

As of September 30, 2017, borrowings under the ANZ Loans had effective interest rates of 4.84% (AUS) and 5.57% (NZ) per annum and borrowings under our Existing Senior Secured Revolving Credit Facility had an effective interest rate of 3.74% per annum, which, in each case, was the result of the computation of a variable interest rate plus a margin. During the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015, we paid interest expense and fees totaling $0.6 million, $2.0 million and $6.0 million, respectively, to affiliates of the GS Entities. As of September 30, 2017, the amount of principal outstanding on the borrowings owed to affiliates of the GS Entities under the ANZ Loans totaled AUD$5.0 million and NZD$14.0 million.

In addition, affiliates of Fortress are syndicate lenders under our Existing Senior Secured Term Loan B Facility. During the nine months ended September 30, 2017 and the year ended December 31, 2016, we paid principal on borrowings totaling $0.3 million and $0.2 million, respectively, $1.6 million and $0.8 million, respectively, in interest expense, which was the result of the computation of one-month LIBOR plus 3.75%. Fees to affiliates of Fortress under our Existing Senior Secured Term Loan B Facility were $0.1 million for the year ended December 31, 2016, and zero for the year ending December 31, 2017. As of September 30, 2017, borrowings under our Existing Senior Secured Term Loan B Facility had an effective interest rate of 5.36% per annum. As of September 30, 2017, the amount of principal outstanding on the borrowings owed to affiliates of Fortress under our Existing Senior Secured Term Loan B Facility totaled $48.7 million.

The Fortress Entity Contribution Agreement

The Fortress Entity, an investment fund affiliated with Fortress, made an investment in YF ART Holdings pursuant to that certain Contribution Agreement, dated as of February 27, 2015, by and among YF ART GP, YF

ART Holdings, us, the Fortress Entity and certain affiliates of Yucaipa. Pursuant to the terms of its investment in YF ART Holdings, the Fortress Entity is entitled to receive, by February 2022 (or earlier if YF ART Holdings is dissolved prior to that date), the return of its investment plus an annual preferred return thereon, as well as a to-be- determined percentage of our common shares owned by YF ART Holdings.

As of September 30, 2017, the Fortress Entity’s investment in YF ART Holdings, including the preferred return, was $             million, and YF ART Holdings owned             of our common shares, of which             common shares were attributable to the Fortress Entity. This number of common shares held by YF ART Holdings that are attributable to the Fortress Entity increases from time to time, subject to an aggregate cap of             common shares. See “Principal Shareholders.”

We made certain representations and warranties and delivered certain certificates to the Fortress Entity under the terms of the Contribution Agreement on the closing date thereof. In addition, we granted the Fortress Entity certain approval rights with respect to our ability to engage in certain affiliate and fundamental corporate transactions, make certain tax elections and engage in related tax activities and undertake other significant acquisitions and related activities pursuant to the Contribution Agreement. For additional information regarding the governance and approval rights we expect the Fortress Entity to have following the completion of this offering, please see “—Shareholders Agreement” below.

Shareholders Agreement

We have previously granted affiliates of Yucaipa, the GS Entities and the Fortress Entity approval rights with respect to our ability to engage in certain affiliate and fundamental corporate transactions, make certain tax elections and engage in related tax activities and undertake other significant activities, pursuant to an existing shareholders agreement, the Contribution Agreement and related contracts. Affiliates of Yucaipa, the GS Entities and the Fortress Entity are also entitled to registration rights that require us to register resales of their common shares and to certain board of trustees representation rights pursuant to these arrangements. We anticipate that affiliates of Yucaipa, the GS Entities and the Fortress Entity will enter into a new shareholders agreement and related registration rights agreements in connection with this offering, pursuant to which they will remain entitled to registration rights in respect of our common shares. We also anticipate that, under our new shareholders agreement, so long as Yucaipa beneficially owns, on a fully diluted basis,     % or more of our outstanding common shares, it will be entitled to designate two of the nine members of our board of trustees, and so long as the GS Entities beneficially own, on a fully diluted basis,     % or more of our outstanding common shares, they will be entitled to designate one of the nine members of our board of trustees. We also expect that the Fortress Entity will be entitled to designate one of the two members of our board of trustees to be designated by Yucaipa under the terms of the YF ART Holdings limited partnership agreement. We will be required, to the extent permitted by applicable law, to take all necessary action (as defined in the shareholders agreement) to cause our board of trustees and our nominating and corporate governance committee to include such trustee designees, as applicable, in the slate of trustee nominees for election by our shareholders.

We anticipate that our new shareholders agreement and related registration rights agreements will set forth certain rights and restrictions with respect to the ownership of our common shares, including demand registration rights in favor of Yucaipa, the GS Entities and, when it holds common shares directly, the Fortress Entity, and restrictions on the ownership and transfer of our common shares.

Policies and Procedures With Respect to Related Party Transactions

In accordance with our Policy on Related Party Transactions that we have adopted in connection with this offering, our audit committee is responsible for reviewing and approving related party transactions. In addition, our code of business conduct and ethics requires that all of our employees and trustees inform our General Counsel of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each trustee and executive officer is required to complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a trustee or a related person has a direct or indirect material interest.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of trustees and, in general, may be amended or revised from time to time by our board of trustees without notice to, or a vote of, our shareholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our primary business objective is to enhance shareholder value by serving our customers, growing our market share and increasing cash flows from operations. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our portfolio and other strategic objectives, see “Business and Properties.”

We pursue our investment objectives primarily through the ownership by our operating partnership of the warehouses in our real estate portfolio and other acquired properties and assets. We invest primarily in industrial real estate in the form of “mission critical” temperature-controlled warehouses. Our future investment and development activities are not currently limited to any geographic area or property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes. In addition, we may purchase, lease or develop income-producing temperature-controlled warehouses and other types of properties for long-term investment, expand and improve the warehouses we presently own or acquire, or dispose of such warehouses, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without significantly affecting our diversification and, therefore, provide us with flexibility in structuring our real estate portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness. We may also finance the acquisition of properties with new indebtedness.

Investments in Mortgage Loans

We have not, prior to this offering, engaged in any significant investments in mortgage loans and do not presently intend to invest in mortgage loans. However, we may do so at the discretion of our board of trustees, without notice to, or a vote of, our shareholders, subject to the investments restrictions applicable to REITs. The mortgage loans in which we may invest may be secured by either first mortgages or junior mortgages, and may or may not be insured by a governmental agency. If we choose to invest in mortgage loans, we would expect them to be secured by temperature-controlled warehouses. However, there is no restriction on the proportion of our assets which may be invested in a type of mortgage loan or any single mortgage loan or type of mortgage loan. Investments in mortgage loans run the risk that one or more borrowers thereunder may default and that collateral therefor may not be sufficient to enable us to recoup our full investment or expected return.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the ownership limitations and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We currently do not have any set criteria with respect to these potential investments. We may acquire all or substantially all of the securities or assets of other REITs or entities where such investments would be consistent with our investment policies. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the Investment Company Act. During the past three years, we have not invested in the securities of other entities for purposes of exercising control.

Investment in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stock or common stock.

Dispositions

We continuously evaluate our real estate portfolio to identify which properties are most suitable to meet our long-term business objectives. Periodically, we may determine that a specific property should be sold due to business and/or financial considerations. In addition, we may elect to enter into joint ventures or other types of co-ownership with respect to properties that we already own, potentially in connection with acquiring interests in other properties.

For a discussion of our investment and disposition activity over the past three years, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to our audited consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 and our unaudited consolidated financial statements for the nine months ended September 30, 2017 included elsewhere in this prospectus.

Financing Policies

We do not have a policy limiting the amount of indebtedness we incur, nor do our declaration of trust and our bylaws limit the amount or percentage of indebtedness that we may incur. We are, however, subject to certain indebtedness limitations pursuant to the restrictive covenants of our outstanding indebtedness. For example, under our Existing Senior Secured Credit Facilities we have agreed, and we expect to agree under our New Senior Secured Credit Facilities, to, among other things, limit our ability to incur additional indebtedness, engage in certain actions, make investments, dispositions and distributions and encumber certain of our assets, and under certain mortgage loan agreements, we have agreed not to further finance or encumber the properties that are mortgaged thereunder. Our board of trustees may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common shares, growth and acquisition opportunities and other factors. Accordingly, we may increase or decrease our ratio of debt to total market capitalization. If these policies were changed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could materially and adversely affect our financial condition, liquidity and results of operations and our ability to make distributions to our shareholders.

To the extent our board of trustees determines to increase our capital, we may issue equity securities or equity-related securities, incur debt or retain earnings (subject to provisions in the Code requiring distributions of taxable income to maintain REIT status), or a combination of these methods.

To the extent that our board of trustees determines to incur additional indebtedness, we intend to do so generally through our New Senior Secured Credit Facilities, mortgages on our unencumbered properties or additional debt securities in the future. Such indebtedness may be recourse, non-recourse or cross-collateralized and may contain cross-default provisions. We do not have a policy limiting the liens we can place on our assets or the number or amount of mortgages that may be placed on any particular property, but our Existing Senior Secured Credit Facilities limit the amount and type of encumbrances we can put on our assets, including our real property, and we expect our New Senior Secured Credit Facilities to contain comparable limitations. Our mortgage loans limit additional indebtedness on the properties that are mortgaged thereunder. Upon the completion of this offering, we intend to replace our Existing Senior Secured Credit Facilities with our New Senior Secured Credit Facilities as described herein. In the future, we may seek to extend, expand, reduce, refinance or renew our mortgage loans or obtain new credit facilities or lines of credit to meet our business needs.

For a discussion of our outstanding indebtedness and New Senior Secured Credit Facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outstanding Indebtedness” and the notes to our audited consolidated financial statements as of and for the years ended December 31, 2016, 2015 and 2014 and our unaudited consolidated financial statements for the nine months ended September 30, 2017 included elsewhere in this prospectus.

Lending Policies

We may consider offering purchase money financing in connection with the sale of our properties where the provision of such financing will increase the value received by us for the property sold.

Conflict of Interest Policies

We have adopted policies that are designed to eliminate or otherwise minimize certain potential conflicts of interest, including a code of business conduct and ethics that prohibits conflicts of interest between our employees, officers and trustees and our company. To complement the code of business conduct and ethics, we have also adopted a related party policy to address the reporting, review and approval or ratification of related party transactions. In addition, our board of trustees is subject to certain provisions of Maryland law, which are also designed to eliminate or otherwise minimize conflicts.

However, there can be no assurance that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders.

Interested Trustee and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between a Maryland corporation and one of its directors or between the Maryland corporation and any other corporation or other entity in which any of its directors has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•	the fact of the common directorship or interest is disclosed or known to the board of directors of the Maryland corporation or a committee of the board of directors, and such board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to the shareholders of the Maryland corporation, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the shareholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to the Maryland corporation.

Although this provision of the MGCL is not specifically applicable to Maryland real estate investment trusts, such as our company, we believe a Maryland court would likely look to this provision by analogy. Moreover, our bylaws specifically provide that the safe harbor for interested director transactions under the MGCL shall be available for, and apply to, any contract or other transaction between us and any of our trustees or between us and any other trust, corporation, firm or other entity in which any of our trustees is a trustee or director or has a material financial interest.

Under Delaware law (where our operating partnership is formed), we, as general partner, have a fiduciary duty to our operating partnership and, consequently, transactions between our operating partnership and our trustees and executive officers or between our operating partnership and any other corporation or entity in which any of our trustees is a trustee or director or has a material financial interest, are subject to the duties of care and loyalty that we, as general partner, owe to limited partners in our operating partnership to the extent such duties have not been eliminated pursuant to the terms of the partnership agreement. Under the terms of the partnership agreement, we are under no obligation to consider the separate interests of the limited partners in deciding whether to cause our operating partnership to take any actions. Furthermore, in the event of a conflict of interest between the interests of our shareholders and the limited partners, the partnership agreement provides that we must endeavor in good faith to resolve the conflict in a manner not adverse to either our shareholders or the limited partners; provided, however, that for so long as we directly own a controlling interest in our operating partnership, any such conflict that we, in our sole discretion, determine cannot be resolved in a manner not adverse to either our shareholders or the limited partners will be resolved in favor of our shareholders. We will adopt a policy which requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our trustees or executive officers or any entity in which such trustee or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested trustees even if less than a quorum. Where appropriate in the judgment of the disinterested trustees, our board of trustees may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated security holders, although our board of trustees will have no obligation to do so.

Business Opportunities

In order to address potential conflicts of interest between us and Yucaipa, the GS Entities and the Fortress Entity, our declaration of trust contains provisions regulating and defining the conduct of our affairs as they may involve Yucaipa (including its affiliates), the GS Entities (including its affiliates) or the Fortress Entity (including its affiliates) and any of their respective officers, trustees, directors, partners, members, managers, employees or other agents, or related persons, and our powers, rights, duties and liabilities and those of our officers, trustees, or employees in connection with our relationship with Yucaipa, the GS Entities and the Fortress Entity and their respective affiliates and related persons. In general, these provisions recognize that we and Yucaipa, the GS Entities and the Fortress Entity and their respective affiliates and related persons may engage in the same, similar or related business activities and lines of business, have an interest in the same areas of business opportunities and will continue to have contractual and business relations with each other, including officers or directors of Yucaipa, the GS Entities and the Fortress Entity and their respective affiliates and related persons serving as our trustees.

Under our declaration of trust, to the extent permitted by law:

•	Yucaipa, the GS Entities and the Fortress Entity and their respective affiliates and related persons have the right to (and have no obligation to abstain from exercising such right to) engage or invest, directly or indirectly, in the same or similar or related business or lines of business as us, do business with any of our customers, suppliers and lessors, or employ or otherwise engage any of our officers, trustees or employees; and

•

If Yucaipa, the GS Entities or the Fortress Entity (or any of their respective affiliates and related persons) acquires knowledge of a potential transaction that could be a business opportunity, we will have no interest or expectancy in such opportunity, and they will have no obligation to present, communicate or offer such corporate opportunity to us, our shareholders or affiliates. Rather, they will have the right to hold and exploit such opportunity for their own account or to direct, recommend, sell, assign or otherwise transfer such opportunity to any person or entity.

Notwithstanding the foregoing, our declaration of trust provides that we do not renounce any interest or expectancy that we may have under applicable law in any business opportunity that is expressly offered to a related person solely in, and as a direct result of, his or her capacity as our trustee, officer, or employee. If our Chief Executive Officer, Chief Operating Officer or Chief Financial Officer shall be a related person by virtue of his or her respective relationship with Yucaipa, the GS Entities or the Fortress Entity or their respective affiliates, then any business opportunity offered to such officer shall be deemed to have been offered solely in, and as a direct result of, such officer’s capacity as an officer of our company unless such offer clearly and expressly is presented to such officer solely in, and as a direct result of, his or her capacity as an officer, trustee, director, partner, member, manager, employee or other agent of Yucaipa, the GS Entities or the Fortress Entity or their respective affiliates. For purposes of the foregoing, “business opportunity” is defined as a business opportunity that we are financially able to undertake, that we are not prohibited by contract or applicable law from pursuing or undertaking, that, from its nature, is in our line of business, that is of practical advantage to us, and in which we have an interest or a reasonable expectancy.

Any amendment to these provisions of our declaration of trust requires the affirmative vote of shareholders entitled to cast two-thirds of the votes entitled to be cast on the matter. On the date of this prospectus,                 of our trustees—Messrs.                 and                 , respectively—are related persons of Yucaipa,             of our trustees—Messrs.                 and                 , respectively—are related persons of the GS Entities and                 of our trustees—Messrs.                 and                 , respectively—are related persons of the Fortress Entity.

Repurchase of Common Shares

We have authority to repurchase or otherwise acquire our common shares or other securities in the open market or otherwise, and we may engage in such activities in the future if approved by our board of trustees.

Policies With Respect to Other Activities

We have the authority to offer common shares, preferred shares or options to purchase common shares or preferred shares in exchange for property. We have not issued any common shares or preferred shares in exchange for property over the past three years and our board of trustees has no present intention of causing us to issue any common shares or preferred shares in exchange for property upon the completion of this offering.

In addition, our declaration of trust authorizes our board of trustees, without shareholder approval, to approve an amendment to our declaration of trust to increase or decrease the aggregate number or authorized shares of beneficial interest or the authorized number of any class or series of shares of beneficial interest. See “Description of Shares of Beneficial Interest.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless, because of circumstances or changes in the Code or the Treasury Regulations, our board of trustees determines that it is no longer in our best interest to qualify as a REIT. We intend to make investments in such a way that we will not be treated as an investment company under the Investment Company Act.

Reporting Policies

We intend to make available to our shareholders our annual reports, including our audited financial statements. In accordance with the information reporting requirements of the Exchange Act, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

The following description summarizes the terms of our shares of beneficial interest. While we believe that the following description covers the material terms of our shares of beneficial interest, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our declaration of trust and bylaws and the relevant provisions of Maryland law for a more complete understanding of our shares of beneficial interest. Copies of our declaration of trust and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.” For purposes of this section, the terms “we,” “us,” “our” and “our company” refer to Americold Realty Trust and not to any of its subsidiaries.

General

Our declaration of trust provides that our company may issue up to 250,000,000 common shares of beneficial interest, $0.01 par value per share, and 25,000,000 preferred shares of beneficial interest, $0.01 par value per share, or preferred shares, of which 125 preferred shares are designated as Series A cumulative non-voting preferred shares of beneficial interest, $0.01 par value per share, 375,000 preferred shares are designated as Series B cumulative convertible voting preferred shares of beneficial interest, $0.01 par value per share, and 375,000 preferred shares are designated as Series C convertible voting preferred shares of beneficial interest, $0.01 par value per share, or Series C preferred shares. Upon the completion of this offering,                 common shares will be issued and outstanding, and no Series A preferred shares, Series B preferred shares or Series C preferred shares will be issued and outstanding. Under Maryland law, a shareholder of a REIT is not liable for the REIT’s debts or obligations solely as a result of its status as a shareholder.

Common Shares

All common shares offered hereby will be duly authorized, fully paid and non-assessable. Subject to the preferential rights of any other class or series of shares of beneficial interest and to the provisions of our declaration of trust regarding the restrictions on the ownership and transfer of shares of beneficial interest, holders of common shares are entitled to receive dividends on such shares if, as and when authorized by our board of trustees and declared by us out of assets legally available therefor and to share ratably in the assets of our company legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of our company.

Subject to the provisions of our declaration of trust regarding the restrictions on the ownership and transfer of shares of beneficial interest, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as provided with respect to any other class or series of shares, the holders of such common shares will possess the exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election and the holders of the remaining common shares will not be able to elect any trustees.

Holders of common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the provisions of our declaration of trust regarding the restrictions on the ownership and transfer of shares of beneficial interest, all common shares will have equal dividend, liquidation and other rights.

Our declaration of trust authorizes our board of trustees to reclassify any unissued common shares into other classes or series of shares of beneficial interest and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. In addition, our declaration of trust authorizes our board of trustees, without shareholder approval, to approve an amendment to our declaration of trust to increase or decrease the aggregate number of authorized shares of beneficial interest or the number of authorized shares of any class or series of beneficial interest.

Preferred Shares

Our declaration of trust authorizes our board of trustees to classify any unissued preferred shares and to reclassify any previously classified but unissued preferred shares of any series from time to time, in one or more series, as authorized by our board of trustees. Prior to issuance of preferred shares of any series, our board of trustees is required by Maryland law and our declaration of trust to set, subject to the provisions of our declaration of trust regarding the restrictions on transfer of shares of beneficial interest, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for such series. Thus, our board could authorize the issuance of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of common shares or otherwise be in their best interest.

Series A Preferred Shares

As of September 30, 2017, there were 125 Series A preferred shares authorized, all of which were issued and outstanding. The Series A preferred shares have a $1,000 liquidation preference and a cumulative 12.5% per annum dividend preference. The Series A preferred shares are non-voting, except that the consent of the holders of a majority of the outstanding Series A preferred shares, voting as a separate class, is required for (i) the authorization or issuance of any of our equity securities that rank senior to or on a parity with the Series A preferred shares, (ii) any reclassification of the Series A preferred shares or (iii) any amendment to our declaration of trust or the terms of the Series A preferred shares, which amendment materially and adversely affects any right, preference, privilege or voting power of the Series A preferred shares or which increases the number of authorized Series A preferred shares to a number greater than 1,000. Additionally, the Series A preferred shares may be redeemed at our option for consideration equal to $1,000 per share plus all accrued and unpaid dividends thereon to and including the date fixed for redemption and are not convertible or exchangeable for any other property or securities of our company. The Series A preferred shares rank senior to our Series B preferred shares, our Series C preferred shares, our common shares and all other shares of beneficial interest we may issue from time to time with respect to dividend and redemption rights and rights upon our liquidation, dissolution or winding up.

We intend to redeem all 125 outstanding Series A preferred shares upon the completion of this offering.

Series B Preferred Shares

As of September 30, 2017, there were 375,000 Series B preferred shares authorized and all 375,000 were issued and outstanding. The Series B preferred shares have a liquidation preference per share equal to the greater of (i) $1,000 cash per share, plus any undeclared and unpaid dividends and (ii) the payment that would be paid in connection with a liquidation event in respect of the number of common shares into which such Series B preferred shares could be converted, before any distribution is made to holders of common shares. Additionally, the Series B preferred shares are entitled to receive both (i) a cumulative 5.00% per annum fixed cash dividend on the total of $1,000 per share plus all accumulated and unpaid dividends thereon and (ii) when and if we declare a dividend on our common shares, a dividend in an amount and kind equal to what a Series B preferred shareholder would have received had such holder held the number of common shares into which the Series B preferred shares held by such holder could be converted on the record date for such common share dividend. The Series B preferred shares have equivalent voting rights as the common shares and do not vote as a separate class. The Series B preferred shares rank senior to our common shares and all other shares of beneficial interest that we may issue from time to time and junior to our Series A preferred shares with respect to dividend and redemption rights and rights upon our liquidation, dissolution or winding up.

The Series B preferred shares are convertible into common shares at any time at the option of the holder. The applicable conversion rate is determined by dividing $1,000 plus any accrued and unpaid dividends by the Series B preferred share conversion price, which was $         as of                 , 2017.

The Series B preferred shares are also automatically convertible into common shares upon a qualified IPO, defined as a firm commitment initial public offering of common shares where the aggregate gross proceeds are at least $250 million (before underwriting discounts, commissions and expenses) and the offering price per common share is at least 135% of the conversion price then in effect, and into Series C preferred shares upon any firm commitment initial public offering that is not a qualified IPO. The applicable conversion rate for the Series B preferred shares upon a qualified IPO is the same as the conversion rate upon an optional conversion of the Series B preferred shares into common shares as described above. Subject to the agreement we expect the GS Entities, Charm Progress and affiliates of Yucaipa to enter into in connection with this offering, in the event of a firm commitment initial public offering that is not a qualified IPO, the Series B preferred shares will convert into Series C preferred shares on a one-for-one basis. We expect that in connection with this offering, all 375,000 outstanding Series B preferred shares will convert into an aggregate of                 common shares (based upon the Series B preferred share conversion price of $         as of                 , 2017).

The Series B preferred shares may also be redeemed at the option of the holder on December 15, 2020, and each subsequent anniversary thereafter, or upon a change of control (as defined in the articles supplementary governing our Series B preferred shares). In the case of a redemption not associated with a change of control transaction, the Series B preferred shares may be redeemed, at the option of the holder, for a redemption price equal to the liquidation preference of the Series B preferred shares plus all accrued and unpaid dividends, payable, at our option, in cash or our common shares valued at their market price. In the case of a redemption associated with a change of control transaction, the Series B preferred shares may be redeemed, at the option of the holder, for a redemption price equal to 101% of the liquidation preference of the Series B preferred shares, payable in cash only.

Series C Preferred Shares

As of September 30, 2017, there were 375,000 Series C preferred shares authorized, none of which were issued and outstanding. A majority of the holders of our Series B preferred shares shall have the right contingent upon the Series B preferred shares converting into Series C preferred shares, to elect to receive either (but not both) (i) a cumulative 5.00% per annum fixed cash dividend on the total of $1,000 per share plus all accumulated and unpaid dividends thereon or (ii) when and if we declare a dividend on our common shares, a dividend in an amount and kind equal to what a Series C preferred shareholder would have received had such holder held the number of common shares into which the Series C preferred shares held by such holder could be converted on the record date for such common share dividend. Unless any and all accrued but unpaid dividends that have accrued on the Series C preferred shares for past periods have been or contemporaneously are declared and paid, no dividends (other than in common shares) may be paid and no other distributions or redemptions may be made in respect of our common shares. The Series C preferred shares have a liquidation preference equal to the greater of (i) $1,000 cash per share, plus any undeclared and unpaid dividends and (ii) the payment that would be paid in connection with a liquidation event in respect of the number of common shares into which such Series C preferred shares could be converted, before any distribution is made to holders of common shares. The Series C preferred shares have the equivalent voting rights as the common shares and vote with the common shares as a single class on an “as converted” basis.

The Series C preferred shares are convertible into common shares at any time at the option of the holder. In addition, the Series C preferred shares will automatically convert into common shares based on the then effective conversion rate if the closing price of our common shares on the NYSE is greater than or equal to 135% of the applicable Series C preferred share conversion price for 20 consecutive trading days. The applicable conversion rate is determined by dividing $1,000 plus any accrued and unpaid dividends by the Series C preferred share conversion price, which was $        as of                 , 2017. The Series C preferred shares may also be redeemed at the option of the holder on December 15, 2020, and each subsequent anniversary thereafter, or upon a change of control (as defined in the articles supplementary governing our Series C preferred shares). In the case of a redemption not associated with a change of control transaction, the Series C preferred shares may be redeemed, at the option of the holder, for a redemption price equal to the liquidation preference of the Series C preferred shares plus all accrued and unpaid dividends, payable, at our option, in cash or our common shares valued at their market price. In the case of a redemption associated with a change of control transaction, the Series C preferred shares may be redeemed, at the option of the holder, for a redemption price equal to 101% of the liquidation preference of the Series C preferred shares, payable in cash only.

Power to Issue Additional Common Shares and Preferred Shares

We believe that the power of our board of trustees to issue additional authorized but unissued common shares or preferred shares and to classify or reclassify unissued common shares or preferred shares and thereafter to cause us to issue such classified or reclassified shares of beneficial interest will provide our company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as our common shares, will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. Although our board of trustees has no intention at the present time of doing so, it could authorize our company to issue a class or series of shares of beneficial interest that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of common shares or otherwise be in their best interest.

Warrants

On December 10, 2009, we issued to affiliates of Yucaipa 18,574,619 warrants to purchase common shares at an exercise price of $9.81 per share. On February 26, 2015, affiliates of Yucaipa transferred all of their warrants to purchase our common shares to YF ART Holdings. YF ART Holdings is controlled by YF ART GP and is beneficially owned by affiliates of Yucaipa and the Fortress Entity. For additional information regarding the Fortress Entity’s investment in YF ART Holdings, see “Principal Shareholders.” The warrant holders may exercise the warrants, or may elect to exchange the warrants for our common shares on a cashless exercise basis, at any time prior to the expiration date, which is                 , 2017. We expect that YF ART Holdings will exercise these warrants in a cashless exercise, as permitted under the terms of the warrant agreement, upon the completion of this offering, as a result of which we will issue an aggregate of                 common shares to YF ART Holdings (based on the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus). We will not receive any cash consideration in connection with the cashless exercise of the warrants.

Restrictions on Transfer

To qualify as a REIT under the Code, our shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT was made). Also, not more than 50% of the value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT was made). See “Material U.S. Federal Income Tax Considerations—Taxation of Our Company—Organizational Requirements.”

Our declaration of trust, subject to certain exceptions, will contain certain restrictions on the number of our shares of beneficial interest that a person may own. Our declaration of trust will provide that no individual

(including certain entities treated as individuals) may own, or be deemed to own by virtue of the relevant applicable attribution rules of the Code, more than 9.8% (in value) of our outstanding shares, or the Ownership Limit. Our declaration of trust further prohibits (a) any person from beneficially or constructively owning our shares of beneficial interest that would result in our company being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT, (b) any person from transferring shares of beneficial interest of our company if such transfer would result in our shares of beneficial interest being beneficially owned by fewer than 100 persons and (c) any person from beneficially owning our shares to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code (after taking into account for such purpose the statutory presumptions set forth in Section 897(h)(4)(E) of the Code).

Our board of trustees is required to exempt a proposed transferee (prospectively or retrospectively) from the Ownership Limit (but not any of the other restrictions on the transfer or ownership of our shares of beneficial interest) or establish or increase an excepted holder limit for such person, or an Excepted Holder, if the proposed transferee provides our board of trustees with information, satisfactory in the sole and absolute discretion of our board of trustees, demonstrating: (a) that such exemption would not result in our company being “closely held” within the meaning of Section 856(h) of the Code; (b) that such holder does not own, beneficially or constructively, an interest in a tenant of our company (or a tenant of any entity owned or controlled by our company) that would cause our company to own, directly or indirectly, more than a 9.8% interest in such a tenant other than a tenant from whom our company (or an entity owned or controlled by our company) derives and is expected to continue to derive a sufficiently small amount of revenue that the rent from such tenant would not, in the opinion of our board of trustees, adversely affect our ability to qualify as a REIT; and (c) that such exemption would not otherwise result in our failure to qualify as a REIT. The person seeking an exemption must represent to the satisfaction of our board of trustees that it will not violate the three aforementioned restrictions while such person beneficially or constructively owns our shares of beneficial interest in excess of the Ownership Limit. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares causing such violation to the Trust (as defined below). In connection with granting a waiver of the Ownership Limit or creating or modifying an Excepted Holder limit, or at any other time, our board of trustees may increase or decrease the Ownership Limit unless, after giving effect to any increased or decreased Ownership Limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of our outstanding shares. A decreased Ownership Limit will not apply to any person or entity whose percentage of ownership of our shares is in excess of the decreased Ownership Limit until the person or entity’s ownership of our shares equals or falls below the decreased Ownership Limit, but any further acquisition of our shares will be subject to the decreased Ownership Limit. Our board of trustees may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of trustees, in its sole discretion, in order to determine or ensure our status as a REIT prior to granting an exemption.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of beneficial interest that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of beneficial interest of our company that resulted in a transfer of shares to the Trust, is required to give written notice immediately (or, in the case of a proposed or attempted transaction, at least 15 days prior written notice) to our company and provide our company with such other information as our company may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Pursuant to our declaration of trust, if any transfer of our shares of beneficial interest would result in our shares being owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any transfer of our shares of beneficial interest occurs which, if effective, would result in any person beneficially or constructively owning our shares of beneficial interest in excess or in violation of the other transfer or ownership limitations described above, or a Prohibited Owner, then that number of shares of beneficial interest, the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded up to the nearest whole share), will be automatically transferred to a trust, or the Trust, for the exclusive benefit of one or more charitable beneficiaries designated by us, or the Charitable Beneficiary, and the Prohibited Owner may not acquire any rights in such shares. The automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in our declaration of trust) prior to the date of the violative transfer. Shares of beneficial interest held in the Trust will constitute issued and outstanding shares of beneficial interest. The Prohibited Owner may not benefit economically from ownership of any shares of beneficial interest held in the Trust, and will have no rights to dividends or possess any rights to vote or other rights attributable to the shares of beneficial interest held in the Trust. The trustee of the Trust, or the Trustee, will have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Trust, which rights are to be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to us discovering that shares of beneficial interest have been transferred to the Trustee will be paid by the recipient of such dividend or distribution to the Trustee upon demand, and any dividend or other distribution authorized but unpaid must be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee will be held in trust for the Charitable Beneficiary. The Prohibited Owner will have no voting rights with respect to shares of beneficial interest held in the Trust and, subject to Maryland law, effective as of the date that the shares of beneficial interest have been transferred to the Trust, the Trustee will have the authority (at the Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to our discovery that such shares have been transferred to the Trust and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary. However, if our company has already taken irreversible trust action, then the Trustee shall not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of beneficial interest have been transferred to the Trust, the Trustee must sell the shares of beneficial interest held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in our declaration of trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Trustee must distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows. The Prohibited Owner will receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in our declaration of trust) of such shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary. If, prior to our discovery that shares of beneficial interest have been transferred to the Trust, the shares are sold by a Prohibited Owner, then (i) the shares will be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for the shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, such excess will be paid to the Trustee upon demand.

In addition, our shares of beneficial interest held in the Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of the devise or gift) and (ii) the Market Price on the date we, or our designee, accept such offer. We have the right to accept any offer until the Trustee has sold the shares of beneficial interest held in the Trust. Upon such a sale to our company, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

To the extent shares of beneficial interest of our company are certificated, all certificates evidencing common shares and preferred shares will bear a legend referring to the restrictions described above.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our shares of beneficial interest, including our common shares, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of the owner, the number of shares of each class and series of our shares of beneficial interest which the owner beneficially owns and a description of the manner in which the shares are held and whether the beneficial owner of the shares is a “foreign person” within the meaning of Section 897(h) of the Code. Each owner must provide any additional information as we may reasonably request in order to determine the effect, if any, of the beneficial ownership on our status as a REIT and to ensure compliance with the Ownership Limit. In addition, each shareholder is, upon reasonable demand, required to provide to us any relevant information we reasonably request in order to determine our status as a REIT or as a “domestically controlled qualified investment entity” and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders. To reduce the ability of our board of trustees to use these ownership limitations to delay, defer or prevent a transaction or a change in control of our company, our declaration of trust requires our board of trustees to grant a waiver of these ownership limitations if the person seeking a waiver demonstrates that such ownership would not jeopardize our status as a REIT.

Listing

We intend to apply to list our common shares on the NYSE under the symbol “COLD.”

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is                 . The transfer agent and registrar’s address is                 .

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CONSTITUENT DOCUMENTS

The following is a summary of certain provisions of Maryland law and of our declaration of trust and our bylaws that will be in effect upon the completion of this offering. While we believe that the following description covers the material aspects of these provisions, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our declaration of trust and bylaws and the relevant provisions of Maryland law for a more complete understanding of these provisions. Copies of our declaration of trust and bylaws will be filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Where You Can Find More Information.” For purposes of this section, the terms “we,” “us,” “our” and “our company” refer to Americold Realty Trust and not to any of its subsidiaries.

Our Board of Trustees

Our declaration of trust and bylaws provide that the number of our trustees may be established only by our board of trustees but may never be less than the minimum number required by Maryland law, and our bylaws provide that the number of our trustees may not be more than 15. Upon the completion of this offering, we expect to have nine trustees. There will be no cumulative voting in the election of trustees, and a trustee will be elected by a majority of the votes cast in the election of trustees.

We anticipate that, pursuant to our new shareholders agreement to be entered into with Yucaipa, the GS Entities and the Fortress Entity, so long as Yucaipa beneficially owns, on a fully diluted basis,     % or more of our outstanding common shares, it will be entitled to designate two of the nine members of our board of trustees, and so long as the GS Entities beneficially own, on a fully diluted basis,     % or more of our outstanding common shares, they will be entitled to designate one of the nine members of our board of trustees. We also expect that the Fortress Entity will be entitled to designate one of the two members of our board of trustees to be designated by Yucaipa under the terms of the YF ART Holdings limited partnership agreement. We will be required, to the extent permitted by applicable law, to take all necessary action (as defined in the shareholders agreement) to cause our board of trustees and our nominating and corporate governance committee to include such trustee designees, as applicable, in the slate of trustee nominees for election by our shareholders.

Our declaration of trust and bylaws provide that any vacancy on our board of trustees may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum of our board of trustees, and any trustee elected to fill a vacancy shall serve for the full term of the trusteeship in which the vacancy occurred and until a successor is elected and qualifies.

Removal of Trustees

Our declaration of trust provides that, subject to the rights of holders of one or more classes or series of preferred shares to elect or remove one or more trustees, a trustee may be removed only for “cause” (as defined in our declaration of trust), and then only by the affirmative vote of shareholders entitled to cast two-thirds of the votes entitled to be cast generally in the election of trustees. This provision, when coupled with the exclusive power of our board of trustees to fill vacant trusteeships, may preclude shareholders from removing incumbent trustees except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, as applicable to Maryland real estate investment trusts, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and an interested shareholder, or an affiliate of such an interested shareholder, are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Maryland law defines an interested shareholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the trust’s outstanding voting shares; or

•	an affiliate or associate of the trust who, at any time within the two-year period before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the trust’s then outstanding shares.

A person is not an interested shareholder under the statute if the trust’s board of trustees approves in advance the transaction by which the person otherwise would have become an interested shareholder. In approving the transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of trustees.

After the five-year prohibition, any business combination between the Maryland REIT and the interested shareholder generally must be recommended by the trust’s board of trustees and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting shares of beneficial interest of the trust; and

•	two-thirds of the votes entitled to be cast by holders of outstanding shares of voting shares of beneficial interest of the trust other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if the trust’s shareholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a trust’s board of trustees prior to the time that the interested shareholder becomes an interested shareholder. Our board of trustees has, by resolution, elected to opt out of the business combination provisions of the MGCL, and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any interested shareholder of ours. This resolution may not be modified or repealed by our board of trustees without the affirmative vote at a duly called meeting of shareholders of at least a majority of the votes cast on the matter by shareholders entitled to vote generally in the election of trustees. Accordingly, the five-year prohibition and the supermajority vote requirements described above will not apply to a business combination between us and any other person, including Yucaipa or the GS Entities. As a result, any person may be able to enter into business combinations with us, which may not be in your best interest as a shareholder, within five years of becoming an interested shareholder and without compliance by us with the supermajority vote requirements and other provisions of the MGCL. In addition, we cannot assure you that our board of trustees will not opt to be subject to such business combination provisions at any time in the future and seek shareholder approval therefor.

On any vote to opt-in to the business combination statute, Yucaipa will vote its common shares for and against the matter in the same proportion as the number of votes cast for and against the proposal to opt-in by other shareholders until Yucaipa ceases to own at least     % of the outstanding voting power.

Control Share Acquisitions

The MGCL, as applicable to Maryland real estate investment trusts, provides that a holder of “control shares” of a Maryland real estate investment trust acquired in a “control share acquisition” has no voting rights with respect to the control shares except to the extent approved by a vote of shareholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiring person, by officers of the trust or by employees of the trust who are trustees are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of beneficial interest that, if aggregated with all other shares of beneficial interest owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the trust. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel the board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain limitations and conditions, the trust may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of shareholders at which the voting rights of such shares are considered and not approved, or, if no such meeting is held, as of the date of the last control share acquisition. If voting rights for the control shares are approved at a shareholders’ meeting and the acquiring person becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares of beneficial interest. This provision may not be amended by our board of trustees without the affirmative vote at a duly called meeting of shareholders of at least a majority of the votes cast on the matter by shareholders entitled to vote generally in the election of trustees. In the event that our bylaws are so amended to modify or eliminate this provision, an acquisition of our shares of beneficial interest may constitute a control share acquisition.

On any vote to opt-in to the control share acquisition statute, Yucaipa will vote its common shares for and against the matter in the same proportion as the number of votes cast for and against the proposal to opt-in by other shareholders until Yucaipa ceases to own at least     % of the outstanding voting power.

Subtitle 8

Subtitle 8, as applicable to Maryland real estate investment trusts, permits a Maryland real estate investment trust with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a trustee;

•	a requirement that the number of trustees be fixed only by vote of the board of trustees;

•	a requirement that a vacancy on the board of trustees be filled only by the remaining trustees in office and (if the board is classified) for the full term of the class of trustees in which the vacancy occurred and until a successor is elected and qualifies; and

•	a majority requirement for the calling of a shareholder-requested special meeting of shareholders.

We have elected not to be subject to Subtitle 8 unless approved by the affirmative vote of at least a majority of the votes cast on the matter by shareholders entitled to vote generally in the election of trustees. Through provisions in our declaration of trust and bylaws unrelated to Subtitle 8, we already (a) require the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of trustees to remove a trustee for cause from our board of trustees, (b) vest in our board of trustees the exclusive power to fix the number of trustees, by vote of a majority of the entire board, (c) require that a vacancy on our board of trustees be filled only by the affirmative vote of a majority of the remaining trustees and for the full term of the trusteeship in which the vacancy occurred and until a successor is elected and qualifies and (d) require, unless called by the Chairman of our board of trustees, our Chief Executive Officer, our President or our board of trustees, the request of shareholders entitled to cast a majority of votes entitled to be cast on any matter that may properly be considered at a meeting of shareholders to call a special meeting to act on the matter.

On any vote to opt-in to Subtitle 8, Yucaipa will vote its common shares for and against the matter in the same proportion as the number of votes cast for and against the proposal to opt-in by other shareholders until Yucaipa ceases to own at least     % of the outstanding voting power.

Amendment to Our Declaration of Trust and Bylaws

Under Maryland law, a Maryland real estate investment trust generally cannot amend its declaration of trust, convert into another entity or merge, unless approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the trust’s declaration of trust. Our declaration of trust provides for the approval of such actions by the affirmative vote of a majority of all of the votes entitled to be cast on the matter, except for amendments to the declaration of trust related to amendments to ownership restrictions, the termination provision, indemnification provision, the removal of trustees for cause, the waiver of certain business opportunities and certain amendments related thereto, the approval of which requires the affirmative vote of the shareholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Under Maryland law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Code or Maryland law without the affirmative vote of the shareholders. Our declaration of trust permits such action by our board of trustees.

Our declaration of trust authorizes our board of trustees to reclassify any unissued common shares into other classes or series of shares of beneficial interest and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. In addition, our declaration of trust authorizes our board of trustees, without shareholder approval, to approve an amendment to our declaration of trust to increase or decrease the aggregate number of authorized shares of beneficial interest or the number of authorized shares of any class or series of beneficial interest.

Both our board of trustees and our shareholders have the power to amend our bylaws, except for any amendment to the provision of our bylaws exempting from the control share acquisition statute any and all acquisitions by any person of our shares of beneficial interest, the approval of which requires the affirmative vote of a majority of the votes cast on the matter by our shareholders at a duly called meeting.

Meetings of Shareholders

Under our bylaws, an annual meeting of shareholders shall be held each year at a convenient location and on proper notice on the date and at the time and place determined by our board of trustees. Special meetings of our shareholders may be called by the Chairman of our board of trustees, our Chief Executive Officer, our President or our board of trustees. Our bylaws provide that a special meeting of our shareholders to act on any matter that may properly be considered at a meeting of our shareholders shall also be called by our Secretary upon the written request of shareholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting who have requested the special meeting in accordance with the procedures specified in our bylaws and have provided the information required by our bylaws. Our Secretary shall inform the requesting shareholders of the reasonably estimated cost of preparing and delivering the notice of such special meeting and, upon payment to the trust by such requesting shareholders of such costs, the Secretary shall give notice to each shareholder entitled to notice of such special meeting. Only the business specified in the notice of the meeting may be brought before a special meeting of our shareholders.

Shareholder Action by Written Consent

Our declaration of trust permits shareholder action by consent in lieu of a meeting to the extent permitted by our bylaws. Our bylaws provide that any action required or permitted to be taken at any meeting of shareholders may be taken without a meeting, other than matters specifically required under our bylaws to be considered at a duly held meeting of shareholders, (a) if a unanimous consent setting forth the action is given in writing or by electronic transmission by each shareholder entitled to vote on the matter and filed with the minutes of proceeds of the shareholders or (b) if the action is advised and submitted to the shareholders for approval by our board of trustees and a consent in writing or by electronic transmission of shareholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders is delivered to the trust in accordance with the vote required to authorize or take such action at a meeting of shareholders.

Business Opportunities

In order to address potential conflicts of interest between us and Yucaipa, the GS Entities and the Fortress Entity, our declaration of trust contains provisions regulating and defining the conduct of our affairs as they may involve Yucaipa (including its affiliates), the GS Entities (including its affiliates) or the Fortress Entity (including its affiliates) and any of their respective officers, trustees, directors, partners, members, managers, employees or other agents, or related persons, and our powers, rights, duties and liabilities and those of our officers, trustees, or employees in connection with our relationship with Yucaipa, the GS Entities and the Fortress Entity and their respective affiliates and related persons. In general, these provisions recognize that we and Yucaipa, the GS Entities and the Fortress Entity and their respective affiliates and related persons may engage in the same, similar or related business activities and lines of business, have an interest in the same areas of business opportunities and will continue to have contractual and business relations with each other, including officers or directors of Yucaipa, the GS Entities and the Fortress Entity and their respective affiliates and related persons serving as our trustees.

Under our declaration of trust, to the maximum extent permitted by law:

•

Yucaipa, the GS Entities and the Fortress Entity and their respective affiliates and related persons have the right to (and have no obligation to abstain from exercising such right to) engage or invest, directly or indirectly, in the same or similar or related business or lines of business as us, do business with any of our customers, suppliers and lessors, or employ or otherwise engage any of our officers, trustees or employees; and

•	If Yucaipa, the GS Entities or the Fortress Entity (or any of their respective affiliates and related persons) acquires knowledge of a potential transaction that could be a business opportunity, we will have no interest or expectancy in such opportunity, and they will have no obligation to present, communicate or offer such corporate opportunity to us, our shareholders or affiliates. Rather, they will have the right to hold and exploit such opportunity for their own account or to direct, recommend, sell, assign or otherwise transfer such opportunity to any person or entity.

Notwithstanding the foregoing, our declaration of trust provides that we do not renounce any interest or expectancy that we may have under applicable law in any business opportunity that is expressly offered to a related person solely in, and as a direct result of, his or her capacity as our trustee, officer, or employee. If our Chief Executive Officer, Chief Operating Officer or Chief Financial Officer shall be a related person by virtue of his or her respective relationship with Yucaipa, the GS Entities or the Fortress Entity or their respective affiliates, then any business opportunity offered to such officer shall be deemed to have been offered solely in, and as a direct result of, such officer’s capacity as an officer of our company unless such offer clearly and expressly is presented to such officer solely in, and as a direct result of, his or her capacity as an officer, trustee, director, partner, member, manager, employee or other agent of Yucaipa, the GS Entities or the Fortress Entity or their respective affiliates. For purposes of the foregoing sentence, “business opportunity” is defined as a business opportunity that we are financially able to undertake, that we are not prohibited by contract or applicable law from pursuing or undertaking, that, from its nature, is in our line of business, that is of practical advantage to us, and in which we have an interest or a reasonable expectancy.

Any amendment to these provisions of our declaration of trust requires the affirmative vote of shareholders entitled to cast two-thirds of the votes entitled to be cast on the matter. On the date of this prospectus, of our trustees—Messrs.             and             , respectively—are related persons of Yucaipa,             of our trustees—Messrs.             and             , respectively—are related persons             of the GS Entities and of our trustees—Messrs.             and             , respectively—are related persons             of the Fortress Entity.

Advance Notice of Trustee Nominations and New Business

Our bylaws provide that nominations of individuals for election as trustees and proposals of business to be considered by shareholders at any annual meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of trustees or (3) by any shareholder who was a shareholder of record at the record date set by our board of trustees for the purpose of determining shareholders entitled to vote at the meeting, at the time of provision of notice and at the time of the meeting, who is entitled to vote at the meeting in the election of the individuals so nominated or on such other proposed business and who has complied with the advance notice procedures of our bylaws. Shareholders generally must provide notice to our Secretary not earlier than 9:00 a.m., Eastern Time, on the 150th day or later than 5:00 p.m, Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for our preceding year’s annual meeting.

Only the business specified in the notice of the meeting may be brought before a special meeting of our shareholders. Nominations of individuals for election as trustees at a special meeting of shareholders may be made only (1) by or at the direction of our board of trustees or (2) if the special meeting has been called in accordance with our bylaws for the purpose of electing trustees, by a shareholder who is a shareholder of record at the record date set by our board of trustees for the purpose of determining shareholders entitled to vote at the meeting, at the time of provision of notice and at the time of the special meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice procedures of our bylaws. Shareholders generally must provide notice to our Secretary not earlier than 9:00 a.m., Eastern Time, on the 120th day before such special meeting or later than 5:00 p.m., Eastern Time, on the later of the 90th day before the special meeting or the tenth day following the day on which first public announcement of the date of such special meeting is made.

A shareholder’s notice must contain certain information specified by our bylaws about the shareholder, its affiliates and any proposed business or nominee for election as a trustee, including information about the economic interest of the shareholder, its affiliates and any proposed nominee in us.

Effect of Certain Provisions of Maryland Law and our Declaration of Trust and Bylaws

The restrictions on ownership and transfer of our shares of beneficial interest discussed under the caption “Description of Shares of Beneficial Interest—Restrictions on Transfer” prevent any person from acquiring more than 9.8% (in value or in number, whichever is more restrictive) of our outstanding common shares or 9.8% (in value) of our outstanding shares of beneficial interest without the approval of our board of trustees. These ownership limits might delay, defer or prevent a change in control of us. Further, our board of trustees has the power to amend our declaration of trust from time to time to increase the aggregate number of authorized shares or the number of authorized shares of any class or series, to classify and reclassify any unissued shares into other classes or series of shares of beneficial interest, and to authorize us to issue the newly-classified shares, as discussed under the captions “Description of Shares of Beneficial Interest—Common Shares,” “Description of Shares of Beneficial Interest—Preferred Shares” and “Description of Shares of Beneficial Interest—Power to Issue Additional Common Shares and Preferred Shares,” and could authorize the issuance of common shares or preferred shares or another class or series of shares of beneficial interest, that could have the effect of delaying, deferring or preventing a change in control of our company. We believe that the power to amend our declaration of trust from time to time to increase the aggregate number of authorized shares or the number of authorized shares of any class or series and to classify or reclassify unissued common shares or preferred shares, without shareholder approval, provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.

Our declaration of trust and bylaws also provide that the number of trustees may be established only by our board of trustees, which prevents our shareholders from increasing the number of our trustees and filling any vacancies created by such increase with their own nominees. The provisions of our declaration of trust and bylaws discussed above under the captions “—Meetings of Shareholders” and “—Advance Notice of Trustee Nominations and New Business” require shareholders seeking to call a special meeting, nominate an individual for election as a trustee or propose other business at an annual meeting to comply with certain notice and information requirements. We believe that these provisions will help to assure the continuity and stability of our business strategies and policies as determined by our board of trustees and promote good corporate governance by providing us with clear procedures for calling special meetings, information about a shareholder proponent’s interest in us and adequate time to consider shareholder nominees and other business proposals. However, these provisions, alone or in combination, could make it more difficult for our shareholders to remove incumbent trustees or fill vacancies on our board of trustees with their own nominees and could delay, defer or prevent a change in control, including a proxy contest or tender offer that might involve a premium price for our shareholders or otherwise be in the best interest of our shareholders. Likewise, if the provision in our bylaws opting out of the control share acquisition provisions were rescinded or if we were to opt in to the classified board or other provisions of Subtitle 8, these provisions of Maryland law could have similar anti-takeover effects. Similarly, if we opt back in to the business combination statute after shareholder approval, those provisions of Maryland law could have similar anti-takeover effects. On any vote to opt-in to Subtitle 8, the Maryland business combination statute, or the control share acquisition statute, Yucaipa will vote its common shares for and against the matter in the same proportion as the number of votes cast for and against the proposal to opt-in by other shareholders until Yucaipa ceases to own at least     % of the outstanding voting power.

Exclusive Forum

Our declaration of trust provides that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United

States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any of our trustees, officers or other employees to us or to our shareholders, (c) any action asserting a claim against us or any of our trustees, officers or other employees arising pursuant to any provision of the MGCL or our declaration of trust or bylaws or (d) any action asserting a claim against us or any of our trustees, officers or other employees that is governed by the internal affairs doctrine.

Limitation of Liability and Indemnification of Trustees and Officers

Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision eliminating the liability of its trustees and officers to the trust and its shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our declaration of trust contains a provision that eliminates our trustees’ and officers’ liability to us and our shareholders for money damages to the maximum extent permitted by Maryland law.

The MRL permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted for directors and officers of Maryland corporations. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL prohibits a Maryland corporation from indemnifying a director or officer who has been adjudged liable in a suit by the corporation or on its behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received; however, indemnification for an adverse judgment in a suit by the corporation or on its behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

To the maximum extent permitted by Maryland law, our declaration of trust and our bylaws obligate us to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as our trustee or officer; or

•	while a trustee or officer and at our request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our declaration of trust and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of our company or any of our predecessors.

Indemnification Agreements

Upon the completion of the offering, we will have entered into indemnification agreements with each of our trustees and executive officers as described in “Management—Indemnification Agreements with Executive Officers and Trustees.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common shares. Future issuances or resales of substantial amounts of our common shares, or the perception that such issuances or resales may occur, could adversely affect the prevailing market price of our common shares. We cannot predict the effect, if any, that future issuances or resales of common shares, or the availability of common shares for future issuances or resales, will have on the market price of our common shares prevailing from time to time.

Based upon the number of common shares outstanding as of             , 2017, after giving effect to this offering, we will have             common shares outstanding upon the completion of this offering. The common shares sold in this offering are freely tradable without restriction or further registration under the Securities Act, except for any such common shares which may be held or acquired by our “affiliates,” as that term is defined in Rule 144 promulgated under the Securities Act. The remaining             common shares outstanding upon the completion of this offering will be “restricted securities,” as that term is defined in Rule 144. These restricted securities will be eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144.

Rule 144

Rule 144 generally allows a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned common shares for at least six months, to sell an unlimited number of common shares if current public information about us is available and, after owning such shares for at least one year, to sell an unlimited number of our common shares without condition. Our affiliates who have beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of common shares that does not exceed the greater of:

•	1% of the number of our common shares then outstanding, which will equal approximately common shares immediately after this offering, based on the number of our common shares outstanding as of , 2017, or

•	the average weekly trading volume of our common shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a person who purchased common shares pursuant to a written compensatory plan or contract, and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days, to sell these shares in reliance upon Rule 144, but without being subject to the public information requirements, holding period requirements, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of ours to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by Rule 701 to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Equity Incentive Plans

Upon the completion of this offering,             stock options will be outstanding that were previously granted under our 2010 Plan. Under our 2010 Plan, officers, trustees, employees, consultants, advisors or other bona fide service providers of our company and our majority-owned subsidiaries are eligible to be granted stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards or any combination of the foregoing. Upon the completion of this offering, our board of trustees will terminate the 2010 Plan, and no further grants will be made under the 2010 Plan after such date.

In connection with this offering, we intend to file with the SEC a registration statement on Form S-8 covering common shares issuable pursuant to options outstanding under our applicable equity incentive plans. We also intend to file with the SEC a registration statement on Form S-8 covering our common shares issuable under the 2017 Plan, which we intend to adopt in connection with this offering. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, common shares registered under such registration statements will be available for sale in the open market following the effective date, unless such common shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Registration Rights

We have granted affiliates of Yucaipa, the GS Entities and, when it holds common shares directly, the Fortress Entity registration rights that require us to register resales of their common shares in connection with our existing shareholders agreement and certain related agreements. Our existing shareholders agreement will terminate upon the completion of this offering, and we anticipate entering into a new shareholders agreement with certain affiliates of Yucaipa, the GS Entities and the Fortress Entity and a related registration rights agreement granting new registration rights to such shareholders in connection therewith.

We expect that the terms of our new shareholders agreement and our new registration rights agreement will include provisions for demand registration rights in favor of certain Yucaipa affiliates, the GS Entities and, when it holds common shares directly, the Fortress Entity. Pursuant to these registration rights, these shareholders will be entitled to cause us, in certain instances, at our own expense, to file registration statements under the Securities Act covering sales of our common shares held by them. If any of these shareholders require that we register our common shares held by them, affiliates of Yucaipa, the GS Entities and the Fortress Entity, as the case may be, that did not initiate the demand right may request that their common shares be included in such registration in proportion to the common shares held by the shareholder requiring the registration that are included in the registration. The common shares subject to these demand registration rights will represent approximately     % of our common shares outstanding upon the completion of this offering, or     % if the underwriters exercise their option to purchase additional common shares in full, in each case, on a fully-diluted basis. The common shares subject to these registration rights will represent approximately     % of our common shares outstanding upon the completion of this offering, or     % if the underwriters exercise their option to purchase additional common shares in full, in each case, on a fully-diluted basis. These common shares may also be sold under Rule 144 under the Securities Act, depending on their holding period and subject to certain restrictions in the case of common shares held by persons deemed to be our affiliates. See “—Rule 144” and “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

YF ART Holdings Limited Partnership Agreement

Pursuant to the terms of its investment in YF ART Holdings, the Fortress Entity is entitled to receive, by February 2022 (or earlier if YF ART Holdings is dissolved prior to that date), the return of its investment plus an annual preferred return thereon, as well as a to-be-determined percentage of our common shares owned by YF ART Holdings. As of September 30, 2017, the Fortress Entity’s investment in YF ART Holdings, including the preferred return, was $            million, and YF ART Holdings owned 69,342,769 of our common shares (excluding common shares issuable upon exercise of YF ART Holdings’ warrants), of which             common shares were attributable to the Fortress Entity. See “Principal Shareholders” and “Certain Relationships and Related Party Transactions—The Fortress Entity Contribution Agreement” for additional information. In order to meet YF ART Holdings’ return on investment and annual preferred return obligations to the Fortress Entity under the YF ART Holdings limited partnership agreement, the general partner of YF ART Holdings would likely sell a number of our common shares held by YF ART Holdings that are not attributable to the Fortress Entity, the number of which could be significant depending on the then prevailing market price for our common shares at the times of any such sales, and such sales of common shares could materially and adversely affect the then prevailing market price of our common shares. Any such sales would also reduce the percentage of our common shares beneficially owned by investment funds affiliated with Yucaipa.

Lock-Up Agreements

We, our executive officers, trustees, Yucaipa, the GS Entities, Charm Progress, the Fortress Entity and our other common shareholders will agree not to dispose of or hedge any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters, subject to certain exceptions. See “Underwriting.” When the restrictions under the lock-up arrangements expire or are waived, the related common shares (or securities convertible into, exchangeable for, exercisable for, or repayable with common shares) will be available for resale, in some cases subject to the requirements of Rule 144 under the Securities Act, as described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following general summary of material U.S. federal income tax considerations regarding our company and the ownership of our common shares is based on the Code; the current, temporary, and proposed Treasury Regulations promulgated under the Code; the legislative history of the Code; current administrative interpretations and practices of the IRS; and court decisions, in each case as of the date of this prospectus, all of which may be repealed, revoked or modified, possibly with retroactive effect. The administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Although, as described below, we have received two prior rulings from the IRS and are currently pursuing a closing agreement with the IRS on certain issues, we have not requested and do not intend to request a ruling from the IRS that we qualify as a REIT in connection with this prospectus, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary also assumes that we and our subsidiaries and affiliated entities will operate in accordance with the applicable organizational documents or operating agreements.

This summary does not address all possible tax considerations that may be material to an investor and does not constitute legal or tax advice. Moreover, this summary is for general information only, and does not purport to address all aspects of federal income taxation that may be relevant to you in light of your particular investment circumstances, or if you are a type of investor subject to special treatment under the federal income tax rules (except as specifically provided below), including without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	tax-exempt organizations (except as described in “Taxation of Tax-Exempt Holders of Our Common Shares”);

•	S corporations;

•	traders in securities that elect to mark to market;

•	partnerships and pass-through entities;

•	persons holding our shares indirectly through other vehicles, such as partnerships, trusts, or other entities;

•	regulated investment companies and REITs;

•	broker dealers and dealers in securities or currencies;

•	U.S. expatriates;

•	trusts and estates;

•	holders who receive our shares through the exercise of employee stock options or otherwise as compensation;

•	persons holding our shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment or risk reduction or constructive sale transaction;

•	persons beneficially or constructively holding a 10% or more (by vote or value) beneficial interest in us; and

•	U.S. shareholders whose functional currency is not the U.S. dollar.

This summary assumes that you will hold our common shares as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). In addition, this summary does not address the alternative minimum tax provisions of the Code (except where specifically noted), state, local, or non-U.S. tax considerations, or taxes other than income taxes (except where specifically noted). The U.S. federal income tax treatment of holders of our common shares depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular shareholder of holding our common shares will depend upon the shareholder’s particular tax circumstances.

We urge you, as a prospective shareholder, to consult your tax advisor regarding the specific tax consequences to you of the acquisition, ownership and sale or other disposition of our common shares and of our election to be taxed as a REIT for U.S. federal income tax purposes, including the federal, state, local, foreign and other tax consequences of such purchase, ownership, sale and election and of potential changes in applicable tax laws.

Taxation of Our Company

General

We elected to be taxed as a REIT under the federal income tax laws commencing with our taxable year ended December 31, 1999. We believe that, beginning with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code and intend to continue to be organized and operate in such a manner. However, qualification and taxation as a REIT depend upon our continuing ability to satisfy the numerous asset, income, share ownership and distribution tests imposed under the Code, the satisfaction of which depends, in part, on our operating results. Accordingly, no assurance can be given that we have been organized and have operated, or will continue to be organized and operate, in a manner so as to qualify or remain qualified as a REIT.

The provisions of the Code and the corresponding Treasury Regulations that relate to qualification and taxation as a REIT are highly technical and complex. The following discussion sets forth certain material aspects of the provisions of the Code and the corresponding Treasury Regulations that govern the federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the express language of the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof.

In connection with this offering, and assuming we enter into a satisfactory closing agreement with the IRS on certain issues (see “—Request for Closing Agreement” below), King & Spalding LLP expects to render an opinion, to be delivered prior to the effectiveness of our registration statement, subject to certain qualifications, assumptions and limitations, that:

(1)	We have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code for each of our taxable years ended December 31, 2014 through December 31, 2016, and, based in part on the opinion in paragraph (2) below and the assumptions set forth below, our organization and current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2017 and future taxable years.

(2)	If we were to fail to satisfy the 95% income test of Section 856(c)(2) of the Code or the 75% gross income test of Section 856(c)(3) of the Code, or both (collectively, the “Income Tests”), for our taxable year ending December 31, 2017, as a result of the amounts received or accrued from the provision of storage space at our Australian and New Zealand temperature-controlled storage facilities during the 2017 taxable year and before completion of certain remediation measures that were implemented on or before June 30, 2017 (such revenues, the “Pre-Remediation Storage Revenues”) being treated as other than “rents from real property” under Section 856(d) of the Code (“Qualifying Rents”) due to the potential issues identified in our request for a closing agreement filed with the IRS on November 16, 2016 (see “—Request for Closing Agreement”), such failure would be due to reasonable cause and not due to willful neglect within the meaning of Section 856(c)(6)(B) of the Code, and thus we would, notwithstanding such failure, be considered to have satisfied the Income Tests under Section 856(c)(6) of the Code (the “Reasonable Cause Exception”).

(3)	The statements set forth in this prospectus under the caption “Material U.S. Federal Income Tax Considerations,” insofar as they purport to constitute summaries of matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

The opinions of King & Spalding LLP will be based on the assumptions (and our representations) that (A) we will treat the Pre-Remediation Storage Revenues as nonqualifying gross income in determining whether we satisfied the Income Tests for the 2017 taxable year, irrespective of the arguments that support the treatment of such income as Qualifying Rents; and (B) if we determine that, as a result of the assumption in clause (A), we failed to satisfy either or both Income Tests for the 2017 Taxable Year, we will either: (i) comply with the procedural requirements of the Reasonable Cause Exception and timely self-assess and remit the tax, if any, imposed under Section 857(b)(5) of the Code as a result of such failure, or (ii) enter into a closing agreement with the IRS that excuses such failure and comply with all conditions and covenants contained therein, including the payment of any tax or other amount required under such agreement. While the amount of any tax that might be imposed under Section 857(b)(5) of the Code for the 2017 taxable year cannot be determined with finality until the 2017 taxable year is completed, based on current projections, we do not expect the amount of any such tax to be material.

Investors should be aware that the opinion of King & Spalding LLP will also be based upon other customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations as to several transfer pricing studies and valuation reports, the nature of our assets, income, organizational documents and shareholder ownership, and the present and future conduct of our business. The opinion of King & Spalding LLP will not be binding upon the IRS or any court. Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet, on a continuing basis, the numerous asset, income, share ownership and distribution tests, discussed below, the satisfaction of which depend in part on our operating results, the results of which have not been and will not be reviewed by King & Spalding LLP on a continuing basis.

Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will satisfy such requirements for any particular taxable year. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative, or judicial action at any time. King & Spalding LLP has no obligation to update its opinion subsequent to the date thereof and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinion. The opinion of King & Spalding LLP does not foreclose the possibility that we may have to utilize the relief provisions discussed below in circumstances not contemplated above, which could require us to pay an excise or penalty tax (which could be significant in amount) in order to retain our REIT qualification.

Request for Closing Agreement

In connection with its engagement, King & Spalding LLP identified certain potential issues relating to the status of the storage revenues derived from our Australian and New Zealand warehouse customers as Qualifying Rents. These issues arose as a result of departures from certain representations made in connection with the 2004 Ruling (as defined below) with respect to such customers and also as a result of certain provisions of intercompany agreements between our Australian and New Zealand TRSs and our qualified REIT subsidiary that own or lease our Australian and New Zealand warehouse facilities, which we acquired in 2010. King & Spalding LLP determined that these potential issues might result in such storage revenues failing to be treated as Qualifying Rents, and that, if such characterization were determined to be correct, we may not have satisfied the Income Tests in certain taxable years. Although we believe that we met the Income Tests notwithstanding the issues identified by King & Spalding LLP, in order to resolve any uncertainty, we made a voluntary disclosure of these potential issues to the IRS and filed a request for closing agreement (the “Request”) with the IRS on November 16, 2016. In the Request, we asked the IRS to determine that the Australian and New Zealand storage revenues constituted Qualifying Rents notwithstanding the potential issues noted in the Request, or, in the alternative, that any potential failure to satisfy the Income Tests due to such issues was due to reasonable cause and not willful neglect, and thus we would be treated as having satisfied the Income Tests under the Reasonable Cause Exception despite any such failure. See “—Gross Income Test Relief Provisions” below for a description of the Reasonable Cause Exception.

After concluding that an IRS determination as to whether the Australian and New Zealand storage revenues constituted Qualifying Rents was likely to entail significant delay and potentially interfere with timely completion of this offering, we asked the IRS to forgo a review of the merits and instead determine that the Reasonable Cause Exception would apply to any potential failure. We are currently negotiating with the IRS the terms of such closing agreement and the amount of any tax that would be imposed under Section 857(b)(5) as a result. The closing of this offering is contingent on our entering into a satisfactory closing agreement with the IRS that will permit King & Spalding LLP to render its opinions on our REIT status.

It is expected that any closing agreement will only cover the 2010 through 2016 taxable years. We took steps to remediate the potential issues noted in the Request and completed them by June 30, 2017. King & Spalding LLP’s opinion with respect to 2017 and future taxable years will be based, in part, on its opinion that any failure to satisfy the Income Tests in 2017 as a result of the potential issues relating to the Australian and New Zealand storage revenues would be due to reasonable cause and not willful neglect, and that we will comply with the requirements of the Reasonable Cause Exception for 2017 or seek a similar closing agreement from the IRS for our 2017 taxable year after we file our U.S. federal income tax return for 2017.

Taxation of REITs in General

If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on that portion of our ordinary income or capital gain that we distribute currently to our shareholders because the REIT provisions of the Code generally allow a REIT to deduct dividends paid to shareholders. This treatment substantially eliminates the “double taxation” of earnings (meaning taxation at both the corporate-level and shareholder level) that ordinarily results from investment in a regular corporation (a C corporation that does not qualify as a REIT or for other special classification under the Code). In general, income generated by a REIT is taxed only at the shareholder level upon a distribution of dividends by the REIT to its shareholders. If we qualify as a REIT, we will nonetheless be subject to U.S. federal income taxation in the following circumstances:

•	We will be taxed at regular corporate rates on our REIT taxable income, including net capital gains that we do not distribute to shareholders during, or within a specified time after, the calendar year in which the income is earned.

•	We may be required to pay the “alternative minimum tax” on our undistributed items of tax preference and alternative minimum tax adjustments under some circumstances.

•	We will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), and (2) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If due to reasonable cause and not willful neglect we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but have otherwise maintained our qualification as a REIT because other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test and (B) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	If we fail to satisfy any of the REIT asset tests as described below (other than a de minimis failure of the 5% asset test or the 10% vote or value test) due to reasonable cause and not due to willful neglect, but we nonetheless maintain our REIT qualification because of specified cure provisions (including the requirement to dispose of the nonqualifying assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identify such failure), we will be required to pay a tax in an amount equal to the greater of $50,000 per failure or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or certain violations of the asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior taxable years, we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed plus any retained amounts on which income tax has been paid at the corporate level.

•	If we acquire appreciated assets from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation and we subsequently recognize gain on the disposition of the asset during the five-year period beginning on the date on which we acquired the asset, then a portion of the gain may be subject to tax at the highest regular corporate rate, unless the C corporation made an election to treat the asset as if it were sold for its fair market value at the time of our acquisition.

•	We will be required to pay a 100% tax on certain transactions with our taxable REIT subsidiaries that are not conducted on an arm’s length basis. See “—Penalty Tax.”

•	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. See “—Taxation of U.S. Holders of Our Common Shares—Distributions Generally.”

•	The earnings of any subsidiaries that are C corporations, including any TRSs, are subject to federal corporate income tax.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Organizational Requirements.”

In addition, we and our subsidiaries may be subject to a variety of taxes not discussed here, including payroll taxes and state, local, and foreign income, property, and other taxes on our assets and operations, some of which may apply because such jurisdictions may not treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Other countries may impose taxes on our or our subsidiaries’ operations within their jurisdictions. Furthermore, as a REIT, neither we nor our shareholders will derive a significant benefit from foreign tax credits arising from those taxes. However, in certain circumstances our TRSs may benefit from foreign tax credits arising from those taxes.

Organizational Requirements

The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

3.	that would be taxable as a domestic corporation, but for its election to be subject to tax as a REIT;

4.	that is not a financial institution or an insurance company subject to special provisions of the Code;

5.	that is beneficially owned by 100 or more persons;

6.	not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals, including specified entities treated as individuals for this purpose, during the last half of each taxable year;

7.	that makes an election to be taxed as a REIT, or has made such an election for a previous taxable year which has not been revoked or terminated,

8.	that uses a calendar year for federal income tax purposes and satisfies all relevant filing and other administrative requirements of the federal tax laws to maintain its REIT status;

9.	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

10.	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions; and

11.	that has not been a party to certain spin-off transactions that are tax-deferred under section 355 of the Code during the preceding ten years but generally after December 7, 2015.

We must meet conditions (1) through (4), inclusive, and (8) and (10) during our entire taxable year and we must meet condition (5) during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

To monitor compliance with the share ownership requirements for a REIT, we are generally required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our capital shares pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. A shareholder that fails or refuses to comply with this demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

We believe that we have been organized, have operated and have issued sufficient shares of capital shares with sufficient diversity of ownership to allow us to satisfy conditions (1) through (11), inclusive, during the relevant time periods. In addition, our declaration of trust provides for restrictions regarding ownership and transfer of our shares which are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These share ownership and transfer restrictions are described in “Description of Shares of Beneficial Interest—Restrictions on Transfer.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules described above that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See the section below entitled “—Failure to Qualify.”

Ownership of Interests in Partnerships and Limited Liability Companies

An unincorporated domestic entity organized as a partnership or limited liability company under state law and wholly owned by a REIT (including through ownership in a qualified REIT subsidiary) will generally be treated as a disregarded entity for federal income tax purposes unless it elects otherwise. The assets, liabilities and items of gain, loss, deduction and credit of any such disregarded entity are attributed entirely to the parent REIT for all purposes under the Code, including all REIT qualification tests.

An unincorporated domestic entity that has two or more owners will be treated as a partnership for federal income tax purposes, unless it elects otherwise. In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for federal income tax purposes, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be, based on its interest in partnership capital. However, solely for purposes of the 10% value test described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding certain securities. Also, the REIT will be deemed to be entitled to its proportionate share of the income of that entity. The assets and gross income of the partnership or limited liability company retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests.

We currently own 100% of the interests in our operating partnership (directly or through a qualified REIT subsidiary) and thus it is disregarded as an entity separate from our company for U.S. federal income tax purposes. Accordingly, 100% of the assets and items of income, gain, loss, deduction and credit of our operating partnership, including our operating partnership’s share of these items of any partnership or limited liability company treated as a partnership or disregarded entity for federal income tax purposes in which it owns an interest, will be treated as our assets and items of income, gain, loss, deduction and credit for the purpose of applying the requirements described in this discussion, including the income and asset tests described below.

We have control of our operating partnership and the subsidiary partnerships and limited liability companies and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company in which we own an interest could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Ownership of Interests in Qualified REIT Subsidiaries

We may from time to time own and operate certain properties through wholly owned corporate subsidiaries that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own, directly or indirectly, 100% of the corporation’s outstanding stock, and if we do not elect with the subsidiary to treat it as a TRS, as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, gain, loss, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, gain, loss, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code (including all REIT qualification tests). Thus, in applying the federal income tax requirements described in this prospectus, any corporations in which we own a 100% interest (other than any TRSs) are ignored, and all assets, liabilities and items of income, gain, loss, deduction and credit of such corporations are treated as our assets, liabilities and items of income, gain, loss, deduction and credit. A qualified REIT subsidiary is not required to pay federal income tax, although it may be subject to state and local taxation in some states. Furthermore, our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions on ownership of securities, as described below under “—Asset Tests.”

In the event that a qualified REIT subsidiary or a disregarded subsidiary ceases to be wholly-owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of us), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITS, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Ownership of Interests in Taxable REIT Subsidiaries

We currently hold interests in several TRSs, and may acquire securities in additional TRSs in the future. A TRS is a corporation other than a REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with such REIT to be treated as a TRS. A TRS also includes any corporation other than a REIT with respect to which a TRS owns securities possessing, directly or indirectly, more than 35% of the total voting power or value of the outstanding securities of such corporation. No more than 25% (20% for taxable years beginning after December 31, 2017) of the value of a REIT’s assets may consist of shares or securities of one or more TRSs. A REIT’s ownership of securities of TRSs will not be subject to the 10% or 5% asset test described below. See “—Asset Tests.” Other than some activities relating to lodging and health care facilities, a TRS may generally engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT. The separate existence of a TRS is not ignored for U.S. federal income tax purposes.

Accordingly, a TRS is subject to federal corporate income tax as a regular C corporation. This may reduce the cash flow generated by us and our subsidiaries, in the aggregate, and may reduce our ability to make distributions to our shareholders.

Income earned by a TRS is not attributable to the REIT. Rather, the stock issued by a TRS to us is an asset in our hands, and we treat dividends paid to us from such TRS, if any, as income. This income can affect our income and assets tests calculations, as described below. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs could be earned by a TRS without affecting our status as a REIT. For example, we may use TRSs to perform services or conduct activities that give rise to certain categories of income such as fees for the management of warehouses for third parties, or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions. Additionally, all of our employees are employed by one or more of our TRSs. See “—Penalty Tax.”

Several provisions of the Code regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to affiliated REITs. In addition, we would be obligated to pay a 100% penalty tax on some payments that we receive from, or on certain expenses deducted by, a TRS if the IRS were to assert successfully that the economic arrangements between us and a TRS are not comparable to similar arrangements among unrelated parties.

Gross Income Tests

We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions, and certain foreign currency gains) from investments relating to real property or mortgages on real property and from qualified temporary investment income. Qualifying income for purposes of the 75% gross income test generally includes:

•	“rents from real property”;

•	gain on the sale or other disposition of real property, other than property held primarily for sale to customers in the ordinary course of business;

•	abatements and refunds of taxes on real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs (but not dividends from a TRS);

•	income and gain derived from “foreclosure property”;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (1) to make loans secured by mortgages on real property or on interests in real property or (2) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

•	interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt obligations with at least a five-year term.

For purposes of this test, for tax years beginning after December 31, 2015, interest on obligations secured by both real and personal property will be treated as qualifying income for purposes of the 75% gross income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property.

Second, in each taxable year we must derive at least 95% of our gross income (excluding gross income from prohibited transactions, certain hedging transactions and certain foreign currency gains) from sources that qualify for purposes of the 75% gross income test and from dividends (including dividends from our TRSs), interest, and gain from the sale or disposition of stock or securities, or any combination of these. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales, or an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt by leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date we agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator of both gross income tests. See “—Prohibited Transaction Income” below.

Rents from Real Property

Rents that we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the following conditions are met:

•	The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of gross receipts or sales.

•	In general, neither we nor an actual or constructive owner of 10% or more of our capital shares may actually or constructively own 10% or more of a tenant or a subtenant of a tenant (the “10% tenant rule”). Otherwise, the rent received from such a tenant (or subtenant) may be nonqualifying income unless the tenant or subtenant is a TRS and certain other requirements are met, as discussed below.

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as rents from real property.

•

We normally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We may, however, perform services that are “usually or customarily rendered” in connection with the rental of space only and are not otherwise considered “rendered to the occupant” of the property. In addition, we may provide services through an independent contractor who is adequately compensated and from whom we do not derive or receive any income or through a TRS. Such services will not cause the rent we receive from those tenants to fail to qualify as rents from real property. Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the greater of (1) the amounts received or accrued, directly or indirectly, or deemed received by the REIT with respect to such services, or (2) 150% of our direct cost in furnishing or rendering the services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

We currently lease space to one of our TRSs and we treat any rental payments under those leases as non-qualifying income for REIT purposes. In the event we enter into leases with any of our TRSs in the future, then, for purposes of the 10% tenant rule discussed above, rents received from such TRSs will not be excluded from the definition of “rents from real property” if at least 90% of the leased space at the property to which the rents relate is rented to qualifying third parties and the rents paid by the TRS are comparable to rents paid by our other tenants for comparable space. Whether rents paid by the TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a TRS in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS is modified and such modification results in an increase in rents payable by such TRS, any such increase will not qualify as rents from real property.

We generally do not intend, and as a general partner of our operating partnership, do not intend to permit our operating partnership, to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may decide not to satisfy some of these conditions to the extent the failure to comply with those conditions will not, based on the advice of our tax counsel, jeopardize our tax status as a REIT. In addition, with respect to the limitation on the rental of personal property, we have not obtained appraisals of the real property and personal property leased to tenants. Accordingly, there can be no assurance that the IRS will not disagree with our determinations of value.

Substantially all of the rental income that we have received in the past and that we anticipate receiving in the future is derived from providing space to customers in our temperature-controlled storage facilities. Our management, trucking, and logistics businesses are carried out by some of our TRSs. We received a private letter ruling from the IRS in 2004 (the “2004 Ruling”) substantially to the effect that, if certain conditions are met, (1) amounts we receive for providing space in our temperature-controlled warehouses will constitute rents from real property for purposes of the gross income tests and (2) the provision of product handling, transportation, and other supply-chain services to our customers by a TRS will not cause otherwise qualifying amounts we receive from our customers for providing space in our temperature-controlled warehouses to be nonqualified for purposes of the gross income tests. Our ability to rely on this ruling depends on the continuing accuracy of the facts and representations made to the IRS in connection with such ruling. As discussed under “—Request for Closing Agreement,” our operations with respect to our temperature-controlled warehouses located in Australia and New Zealand, which we acquired in 2010, departed in certain respects from the representations made in connection with the 2004 Ruling, but those departures were remediated in 2017.

We also obtained a private letter ruling from the IRS in 1998 which provides that our temperature-controlled storage warehouses and central refrigeration systems constitute real property for purposes of the gross income tests described above and the asset tests described below. Recently finalized Treasury Regulations (the “New Real Property Regulations”) have revised the definition of “real property” for purposes of the REIT rules and provided an example that reaches a conclusion consistent with the 1998 private letter ruling in the context of a REIT that leased a temperature-controlled storage warehouse to a tenant under a long-term lease. The 1998 private letter ruling did not address the treatment of our racking systems as real property. While we believe our racking systems also constitute real property under the New Real Property Regulations and the law as it existed prior to the effective date of such regulations, such treatment depends on the application of a number of factors, including permanence, useful life, and frequency and ease of removal, and no assurance can be given that the IRS would not challenge such conclusion. Even if the racking systems were considered to be personal property based on the multiple-factor test in the New Real Property Regulations, then for taxable years commencing after December 31, 2015, so long as the value of such racking systems (and any other personal property leased in connection with our leases of real property) represents no more than 15% of the aggregate real and personal property leased to our customers, as we believe to be the case, such racking systems should be treated as real property and any rents attributable thereto should be treated as qualifying rents. For prior taxable years, while rents attributable to such racking systems would be treated as qualifying rents, the racking systems themselves would not be treated as real property. However, we believe that we would still satisfy the various asset tests described below.

Income from Hedging Transactions

From time to time, we intend to enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Income we derive from a hedging transaction that is clearly identified as a hedging transaction as specified in the Code, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of (and thus will be exempt from) the 95% gross income test and the 75% gross income test. A “hedging transaction” means either (1) any transaction entered into in the normal course of our business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain) and (3) any transaction entered into to “offset” transactions described in (1) or (2) if a portion of the hedged indebtedness is extinguished or the related property disposed of. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any point in time, it may be treated as an asset that does not qualify for purposes of the asset tests described below.

We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging transactions (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than participating in the arrangements directly. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT income tests, and will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.

Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, if more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We will be subject to tax at the maximum corporate rate on any income from foreclosure property, including gain from the disposition of the foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the 75% and 95% gross income tests. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property.

Foreign Currency Gains

We have investments in entities and properties located outside the United States. In addition, in the future we may acquire or invest in additional entities or properties located outside the United States. These acquisitions could cause us to incur foreign currency gains or losses.

Certain foreign currency gains, to the extent attributable to specified assets or items of qualifying income or gain for purposes of the 75% or 95% gross income test, generally will not constitute gross income for purposes of the applicable test, and therefore will be exempt from such test, provided we do not deal in or engage in substantial and regular trading in securities, which we do not intend to do. While we may recognize foreign currency gains that will be nonqualifying income for purposes of the 75% and 95% gross income tests, we do not expect that any such foreign currency gains will adversely affect our ability to comply with such tests.

Ownership of Interests in Controlled Foreign Corporations

We own interests in TRSs that are “controlled foreign corporations” for U.S. federal income tax purposes. We will be deemed to earn certain types of income earned by our controlled foreign corporations, whether or not such income is actually distributed to our operating partnership. We will also be deemed to earn other income that is earned but not distributed by our controlled foreign corporations to the extent such corporations are considered to own or guarantee our debt. This income will not qualify for the 75% gross income test, and it is unclear whether it will qualify for the 95% gross income test. We intend to manage the types of income earned, and the timing of distributions made, by our controlled foreign corporations to avoid realizing income that would cause us to fail to satisfy the 75% or 95% gross income test.

Gross Income Test Relief Provisions

We will monitor the amount of nonqualifying income we earn and will take actions intended to keep this income within the limitations of the REIT gross income tests. While we expect these actions will prevent a violation of the REIT gross income tests, we cannot guarantee that such actions will in all cases prevent such a violation. If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code, which we refer to above as the Reasonable Cause Exception. We generally may make use of the Reasonable Cause Exception if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect; and

•	following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we attach a schedule to our U.S. federal income tax return setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with applicable Treasury Regulations.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of the Reasonable Cause Exception. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If the Reasonable Cause Exception does not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of REITs in General,” even if the Reasonable Cause Exception applies, and we retain our status as a REIT, a tax would be imposed with respect to our excess nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

As discussed above under “—General,” we may seek to rely on the Reasonable Cause Exception for the 2017 taxable year with respect to certain storage revenues derived from our Australian and New Zealand warehouses during such year, and, assuming we enter into a satisfactory closing agreement with the IRS for certain prior taxable years, King & Spalding LLP expects to deliver an opinion prior to the effectiveness of this registration statement to the effect that the Reasonable Cause Exception would apply in the event such storage revenues were determined not to be Qualifying Rents and caused us to fail an Income Test for the 2017 taxable year. King & Spalding LLP’s opinion is expected to be based on various facts and assumptions, including the fact that we relied on tax advice from professional tax advisors in connection with the acquisition and structuring of our Australian and New Zealand warehouse operations on December 15, 2010, as well as the terms of the closing agreement.

Prohibited Transaction Income

Any gain (including any net foreign currency gain) that we realize on the sale of property (other than foreclosure property) held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax, unless certain safe-harbor exceptions apply. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. Our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our operating partnership’s investment objectives. We do not intend to enter into any sales that are prohibited transactions. However, the IRS may successfully contend that some or all of the sales made by our operating partnership or its subsidiary partnerships or limited liability companies are prohibited transactions. We would be required to pay the 100% penalty tax on our allocable share of the gains resulting from any such sales. The 100% penalty tax will not apply to gains recognized by any TRS or any other taxable corporation, although such income will be subject to tax in the hands of such corporation at regular corporate income tax rates.

Penalty Tax

Any “redetermined rents,” “redetermined deductions,” “excess interest,” or “redetermined TRS service income” we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by one of our TRSs, and redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted if the amounts were determined on an arm’s-length basis. Redetermined TRS service income means the gross income of one of our TRSs attributable to services provided to, or on behalf of, us, to the extent the amount of such income would be increased on distribution, apportionment, or allocation under section 482 of the Code. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

Our TRSs provide certain services to our tenants. We attempt to set the fees paid to our TRSs for such services at arm’s-length rates, supported by appropriate transfer pricing studies, although the fees paid may not satisfy the safe-harbor provisions contained in the Code. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect income. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of the amount of an arm’s-length fee for tenant services over the amount actually paid.

Asset Tests

At the close of each quarter of our taxable year, we must satisfy several tests relating to the nature and diversification of our assets. For purposes of these tests, we will be deemed to own our proportionate share of the assets of any partnership or limited liability company treated as a partnership for federal income tax purposes based on our capital interest in such entity, subject to special rules relating to the 10% value test described below.

•	First, at least 75% of the value of our total assets must be represented by real estate assets, cash and cash items, and certain government securities. The term “real estate assets” includes real property (including interests in real property and interests in mortgages on real property), shares (or transferable certificates of beneficial interest) in other REITs, and property attributable to the temporary investment of new capital as described above. For tax years beginning after December 31, 2015, real estate assets include (1) personal property that is leased with real property and that accounts for no more than 15% of the total rent paid for the real and personal property; (2) obligations secured by a mortgage on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property; (3) debt instruments of publicly offered REITs; and (4) interests in mortgages on interests in real property (for example, an interest in a mortgage on a leasehold interest in real property).

•	Second, not more than 25% of the value of our total assets may be represented by securities other than those securities includable in the 75% asset test.

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Third, except for investments in other REITs, our qualified REIT subsidiaries and TRSs and any other securities includible in the 75% asset test, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer except, in the case of the 10% value test, securities satisfying the “straight debt” safe-harbor, debt securities issued by a partnership in which the REIT holds a partnership interest (to the extent of such partnership interest), or debt securities issued by a partnership that itself would satisfy the 75% income test if it were a REIT. Certain types of securities we may own are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

•	Fourth, not more than 25% (or 20% for taxable years beginning after December 31, 2017) of the value of our total assets may be represented by the securities of one or more TRSs.

•	Fifth, not more than 25% of the value of our total assets may consist of debt instruments issued by publicly offered REITs to the extent not secured by real property or interests in real property.

As described above, we obtained a private letter ruling from the IRS in 1998 which provides that our temperature-controlled storage warehouses and central refrigeration systems constitute real property for purposes of these tests. Although the ruling did not address the treatment of our racking systems as real property, we believe that they should be so treated, as described above.

Our operating partnership owns stock in several TRSs. So long as each of these companies qualifies as a TRS, we will not be subject to the 5% asset test, the 10% voting securities limitation, or the 10% value limitation with respect to our ownership of their stock. Because TRS securities do not qualify for purposes of the 75% asset test, and because we own other assets that do not, or may not, qualify for the 75% asset test, the applicable limit on the value of our TRS securities currently is less than the TRS-specific 25% limitation described above, and may be less than the 20% limitation for post-2017 taxable years. Based in part on independent valuations we have obtained in the past, we believe that the aggregate value of our TRS securities, together with any other non-qualifying assets, has not exceeded the applicable percentages (as discussed above) of the value of our total assets. However, there can be no assurance that the IRS will agree with our determinations of value.

We will monitor the status of our assets, including the growth of our TRS business and the value of our TRS securities, for purposes of the various asset tests and will seek to manage our portfolio to comply at all times with such tests. There can be no assurances, however, that we will be successful in this effort. Other than the independent valuations mentioned above, no independent appraisals have been obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from the changes in the relative market values of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT which fails one or more of the asset requirements for a particular tax quarter to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (A) $50,000 per failure and (B) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Although we believe we have satisfied the asset tests described above and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance we will always be successful, or will not require a reduction in our overall interest in an issuer (including in a TRS). If we fail to cure any noncompliance with the asset tests in a timely manner, and the relief provisions described above are not available, we would cease to qualify as a REIT.

Annual Distribution Requirements

To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders in an amount at least equal to the sum of:

•	90% of our “REIT taxable income” computed without regard to the dividends paid deduction and our net capital gain or loss; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of our “REIT taxable income” computed without regard to the dividends paid deduction and our net capital gain or loss. For purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, or a like-kind exchange that is later determined to be taxable.

We generally must pay the distributions described above in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our federal income tax return for such year and pay the distribution on or before the first regular dividend payment after such declaration, or (2) we declare the distribution in October, November, or December of the taxable year, payable to shareholders of record on a specified date in any such month, and we actually pay the dividend before the end of January of the following year. Generally speaking, the amount distributed must not be preferential—i.e., every shareholder of the class of shares to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated otherwise than according to its dividend rights as a class. However, for distributions in taxable years beginning in 2015 and thereafter, this rule will not apply to publicly offered REITs. Accordingly, once we become publicly offered, the rule against preferential dividends will not apply to our distributions.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to our shareholders of any distributions that are actually made.

To the extent that we do not distribute all of our net capital gain, or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be required to pay tax on the undistributed amount at regular corporate tax rates. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods, we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed (taking into account excess distributions from prior years). Any REIT taxable income and net capital gain that was subject to income tax for any year is treated as an amount distributed during that year for purposes of calculating the 4% excise tax.

We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. Our shareholders would then increase the adjusted basis of their shares by the difference between (1) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income. For purposes of the 4% excise tax described above, any retained amounts for which we elect this treatment would be treated as having been distributed.

We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements and to minimize our corporate tax obligations. In this regard, the partnership agreement of our operating partnership authorizes us, as general partner of our operating partnership, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements and to minimize our corporate tax obligation.

We expect that our REIT taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, in order to repay debt or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends in the form of taxable share dividends in order to meet the distribution requirements, while preserving our cash.

Certain share dividends, will be taxable to the recipient U.S. shareholder to the same extent as if paid in cash.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the 90% distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. However, we will be required to pay interest and, in some cases, penalties to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Built-In Gains Tax

If we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, during the five-year period beginning on the date we acquire the asset within a specified “recognition period,” we could be required to pay tax at the highest corporate rate on the gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case on the date we acquired the asset. Such gain is taken into account in determining our taxable income and capital gains, and the amount of tax paid is taken into account as a loss, for purposes of the distribution requirements. The results described in this paragraph with respect to the recognition of gain assume that the C corporation will refrain from making an election to receive different treatment under existing Treasury Regulations on its federal income tax return.

Record Keeping Requirements

We are required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, we must request on an annual basis information from our shareholders designed to disclose the actual ownership of our outstanding common shares.

Failure to Qualify

Specified cure provisions are available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT gross income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our shareholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the funds available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, corporate distributees may be eligible for the dividends-received deduction, and individuals may be eligible for the preferential rates on qualified dividend income. Unless entitled to relief under specific statutory provisions, we will also be ineligible to elect to be treated as a REIT for the four taxable years following the year during which we lost our qualification.

Taxation of U.S. Holders of Our Common Shares

For purposes of our discussion, the term “U.S. holder” means a holder of our common shares who, for U.S. federal income tax purposes, is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor regarding the consequences of the ownership and disposition of our common shares by the partnership.

Distributions Generally

As long as we qualify as a REIT, distributions made by us to our taxable U.S. holders out of current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” must generally be taken into account as ordinary income taxable at ordinary income rates currently a maximum rate of 39.6% and will not qualify for the reduced capital gain rates (currently a maximum rate of 20%) that currently generally apply to distributions by non-REIT C corporations to certain non-corporate U.S. holders.

A corporate U.S. holder will not qualify for the dividends received deduction generally available to corporations. However, the preferential rate for qualified dividend income will apply to our ordinary REIT dividends received by U.S. holders taxed at individual rates, that are properly designated by us as qualified dividend income and that are (1) attributable to dividends received by us from non-REIT corporations, such as any of our domestic TRSs or certain foreign corporations, and (2) attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). If a foreign corporation is a foreign personal holding company or a passive foreign investment company, then dividends from such a corporation will not constitute qualified dividend income.

Furthermore, certain exceptions and special rules apply to determine whether dividends may be treated as qualified dividend income to us. These rules include certain holding requirements that we would have to satisfy with respect to the shares on which the dividend is paid, and special rules with regard to dividends received from regulated investment companies and other REITs.

In addition, even if we designate certain dividends as qualified dividend income to our shareholders, the U.S. holder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the U.S. holder will only be eligible to treat the dividend as qualifying dividend income if the U.S. holder is taxed at individual rates and meets certain holding requirements. In general, in order to treat a particular dividend as qualified dividend income, a U.S. holder will be required to hold our shares for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the share becomes ex-dividend.

A U.S. holder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends (to the extent that they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the U.S. holder has held our common shares. A corporate U.S. holder may, however, be required to treat up to 20% of capital gain dividends as ordinary.

We must classify portions of our designated capital gain dividend into the following categories:

•	a 20% gain distribution, which would be taxable to non-corporate U.S. holders of our shares at a rate of up to 20%; or

•	an unrecaptured section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of our shares at a maximum rate of 25%.

We must determine the maximum amounts that we may designate as 20% and 25% capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The IRS currently requires that distributions made to different classes of shares be comprised proportionately of dividends of a particular type.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such shareholder, a U.S. holder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. holder would receive a credit for its proportionate share of the tax we paid. The U.S. holder would increase the basis in its shares by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder’s shares. Rather, such distributions will reduce the adjusted basis of the shares. To the extent that distributions exceed the adjusted basis of a U.S. holder’s shares, the U.S. holder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less.

Distributions will generally be taxable, if at all, in the year of the distribution. However, if we declare a dividend in October, November or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend, and the shareholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution we pay up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any “deficiency dividend” will be treated as an ordinary or capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, U.S. holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

U.S. holders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common shares will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. holder is a limited partner, against such income or gain. In addition, taxable distributions from us and gain from the disposition of our common shares generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. holders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Sales or Other Taxable Dispositions of Our Common Shares

Upon any taxable sale or other disposition of our common shares, a U.S. holder of our common shares will recognize gain or loss for federal income tax purposes on the disposition of our common shares in an amount equal to the difference between:

•	the amount of cash and the fair market value of any property received on such disposition; and

•	the U.S. holder’s adjusted tax basis in such common shares for tax purposes.

A U.S. holder’s adjusted tax basis generally will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. Gain or loss will be capital gain or loss if the common shares have been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder’s tax bracket. In general, any loss upon a sale or exchange of our common shares by a U.S.

holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions from us received by such U.S. holder that are required to be treated by such U.S. holder as long-term capital gains.

Medicare Tax

U.S. holders that are classified as individuals, estates, and certain trusts, and whose income exceeds certain thresholds, are also subject to an additional 3.8% Medicare tax on dividends received from us and on gain recognized with respect to the disposition of our shares. U.S. holders are urged to consult their tax advisors regarding the implications of the additional Medicare tax resulting from an investment in our shares.

Information Reporting Requirements and Backup Withholding

We or the applicable withholding agent will report to U.S. holders and to the IRS the amount and the tax character of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a U.S. holder may be subject to withholding at a rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A U.S. holder who does not provide the applicable withholding agent with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as a backup withholding will be creditable against the U.S. holder’s income tax liability. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. holder’s U.S. federal income tax liability if certain required information is timely furnished to the IRS. U.S. holders are urged to consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding. In addition, the applicable withholding agent may be required to withhold a portion of distributions to any U.S. holders who fail to certify their U.S. status.

Taxation of Tax-Exempt Holders of Our Common Shares

Tax-exempt entities, including employee pension benefit trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. These entities are subject to taxation, however, on any “unrelated business taxable income,” or “UBTI,” as defined in the Code. Provided that a tax-exempt holder has not held its common shares as “debt-financed property” within the meaning of the Code and our shares are not being used in an unrelated trade or business, the dividend income from us generally will not be UBTI to a tax-exempt holder. Similarly, income from the sale of our common shares generally will not constitute UBTI unless the tax-exempt holder has held its common shares as debt-financed property within the meaning of the Code or has used the common shares in a trade or business.

For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, or a single parent title holding corporation exempt under Section 501(c)(2), the income of which is payable to any of the aforementioned tax-exempt organizations, income from an investment in our common shares will constitute UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Finally, in certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of the value of our shares could be required to treat a certain percentage of the dividends it receives from us as UBTI if we are a “pension-held REIT.” We will not be a “pension-held REIT” unless (1) we are required to “look through” one or more of our qualified trust shareholders in order to satisfy the REIT “closely-held” test, and (2) either (i) one qualified trust owns more than 25% of the value of our shares, or (ii) one or more qualified trusts, each individually holding more than 10% of the value of our shares, collectively own more than 50% of the value of our shares. The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is not a “pension-held REIT” (for example, if the REIT is able to satisfy the “not closely held requirement” without relying on the “look through” exception with respect to pension trusts). Tax-exempt shareholders should consult their tax advisors regarding the potential impact of these rules.

Tax-exempt shareholders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of our common shares.

Taxation of Non-U.S. Holders of Our Common Shares

For purpose of our discussion, the term “non-U.S. holder” means a holder of our common shares that is neither a U.S. holder nor a partnership (or an entity treated as a partnership for federal income tax purposes). The rules governing the U.S. federal income taxation of non-U.S. holders are complex and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state, local or foreign tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

We urge non-U.S. holders to consult their tax advisors to determine the impact of federal, state, local and foreign income tax laws on the purchase, ownership and disposition of our common shares, including any reporting requirements.

Distributions Generally

Distributions (including any taxable share dividends) to non-U.S. holders that are not attributable to gain from our sale or exchange of a “United States real property interest,” or “USRPI,” and that we do not designate as capital gain dividends (except as described below) will be taxable to such non-U.S. holder as ordinary income to the extent that we pay such distributions out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, distributions received by a non-U.S. holder that are treated as effectively connected with the non-U.S. holder’s U.S. trade or business will be subject to federal income tax on a net basis at graduated rates, in the same manner as U.S. holders are taxed on distributions, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt under the effectively connected exception In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership or our common shares. Distributions that are treated as effectively connected income and that are received by a non-U.S. holder that is a corporation may also be subject to an additional branch profits tax at a 30% rate (applicable after deducting federal income taxes paid on such effectively connected income) or such lower rate as may be specified by an applicable income tax treaty.

Except as otherwise provided below, we plan to withhold U.S. federal income tax at a rate of 30% on any distributions made to a non-U.S. holder unless:

•	a lower treaty rate applies and the non-U.S. holder submits to us an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced treaty rate;

•	the non-U.S. holder submits to us an IRS Form W-8ECI claiming that the distribution is income effectively connected with the non-U.S. holder’s U.S. trade or business; or

•	the distribution is designated as a capital gain dividend or is otherwise treated as attributable to a sale of a USRPI under FIRPTA (as discussed below).

Distributions to a non-U.S. holder that we properly designate as capital gain dividends, other than those arising from the disposition of a USRPI, generally should not be subject to U.S. federal income taxation, unless:

•	the investment in our common shares is treated as effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain, except that a non-U.S. holder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains.

Non-Dividend Distributions

Distributions to a non-U.S. holder in excess of our current and accumulated earnings and profits will not be taxable to the extent that such distributions do not exceed the non-U.S. holder’s basis in its common shares. Instead, the excess portion of the distribution will reduce the adjusted basis of such common shares. A non-U.S. holder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. holder would otherwise be subject to tax on gain from the sale or disposition of our common shares, as described below under “Disposition of Our Common Shares.” Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, it is expected that the applicable withholding agent normally will withhold tax on the entire amount of any distribution at the same rate applicable to withholding on a dividend. However, a non-U.S. holder may obtain a refund of amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits.

Distributions Attributable to a Sale or Exchange of U.S. Real Property Interests

For any year in which we qualify as a REIT, a non-U.S. holder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and shares in corporations at least 50% of whose assets consist of interest in real property. A distribution is not attributable to a USRPI if we held an interest in the underlying asset solely as a creditor. Under FIRPTA, subject to the exceptions discussed below for distributions on a class of shares that is regularly traded on an established securities market to holders who own less than a certain threshold percentage of such shares and distributions to “qualified stockholders” and “qualified foreign pension funds,” a non-U.S. holder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. holder. A non-U.S. holder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. holders, subject to the alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution unless a lower treaty rate applies. Unless the exceptions described below apply, the applicable withholding agent must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. holder may receive a credit against its tax liability for the amount withheld, whether or not attributable to sales of USRPIs.

However, if our common shares are regularly traded on an established securities market in the United States, capital gain distributions on our common shares that are attributable to our sale of a USRPI will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. holder did not own more than 10% of our common shares at any time during the one-year period preceding the distribution or the non-U.S. holder was treated as a “qualified shareholder” as described below. Any such non-U.S. holders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common shares will be regularly traded on an established securities market in the United States immediately following this offering. If our common shares are not regularly traded on an established securities market in the United States, capital gain distributions that are attributable to our sale of USRPIs will be subject to tax under FIRPTA, as described in the preceding paragraph. Moreover, if a non-U.S. holder disposes of our common shares during the 30-day period preceding a dividend payment, and such non-U.S. holder (or a person related to such non-U.S. holder) acquires or enters into a contract or option to acquire our common shares within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would but for the disposition, be treated as a USRPI capital gain to such non-U.S. shareholder, then such non-U.S. holder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Subject to the exception in the following sentence, any distribution to a “qualified shareholder” who holds our common shares directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income tax as income effectively connected with a U.S. trade or business, and thus will not be subject to FIRPTA withholding as described above. However, while a “qualified shareholder” will not be subject to FIRPTA withholding on our distributions, non-U.S. persons who hold interests in the “qualified shareholder” (other than interest solely as a creditor) and hold more than 10% of our common shares, either through the “qualified shareholder” or otherwise, will still be subject to FIRPTA withholding.

A “qualified shareholder” is a foreign person that is (1) either eligible for the benefits of a comprehensive income tax treaty that includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more stock exchanges (as defined in such income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units that represents more than 50% of the value of all of the partnership’s units and is regularly traded on the NYSE or NASDAQ markets, (2) is a “qualified collective investment vehicle” (as defined below), and (3) maintains records of the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (1), above.

A “qualified collective investment vehicle” is a foreign person that (1) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity owns more than 10% of the stock of the REIT, (2) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a “United States real property holding corporation” under FIRPTA if it were a domestic corporation, or (3) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Code or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Finally, any distribution to a “qualified foreign pension fund” or an entity all of the interests of which are held by a “qualified foreign pension fund” who holds our common shares directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income tax as income effectively connected with a U.S. trade or business (even if attributable to gain from sales of USRPIs), and thus will not be subject to FIRPTA withholding as described above.

A “qualified foreign pension fund” is any trust, corporation, or other organization or arrangement (1) which is created or organized under the laws of a country other than the United States, (2) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (3) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (4) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (5) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

Non-U.S. holders are urged to consult their tax advisors regarding qualification as a qualified foreign pension fund.

Disposition of Our Common Shares

Subject to the discussion below regarding dispositions by “qualified shareholders” and “qualified foreign pension funds,” non-U.S. holders could incur tax under FIRPTA with respect to gain realized upon a disposition of our common shares if we are a U.S. real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPI, then the REIT will be a U.S. real property holding corporation. We anticipate that we will be a U.S. real property holding corporation based on the composition of our assets. However, even if we are a U.S. real property holding corporation, a non-U.S. holder generally would not incur tax under FIRPTA on gain from the sale of our common shares if the “regularly traded” exception described below applies or if we are a “domestically controlled qualified investment entity.”

A “domestically controlled qualified investment entity” includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. persons. Because our common shares will be publicly traded following this offering, no assurance can be given that we are or will be a domestically controlled qualified investment entity, although a favorable presumption applies in the case of holders of less than 5% of our common shares for whom we do not have actual knowledge of non-U.S. person status.

Regardless of whether we are a domestically controlled qualified investment entity, if our common shares are regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to our common shares. Under that exception, the gain from such a sale by such a non-U.S. holder will not be subject to tax under FIRPTA if (1) our common shares are treated as being regularly traded on an established securities market under applicable Treasury Regulations and (2) the non-U.S. holder owned, actually or constructively, 10% or less of our common shares during a specified testing period. As noted above, we anticipate that our common shares will be regularly traded on an established securities market immediately following this offering.

In addition, a sale of our common shares by a “qualified shareholder” or a “qualified foreign pension fund” who holds our common shares directly or indirectly (through one or more partnerships) will not be subject to U.S. federal income tax under FIRPTA. However, while a “qualified shareholder” will not be subject to FIRPTA withholding on a sale of our common shares, non-U.S. persons who hold interests in the “qualified shareholder” (other than interests solely as a creditor) and hold more than 10% of our common shares, either through the “qualified shareholder” or otherwise, will still be subject to FIRPTA withholding.

If the gain on the sale of our common shares were taxed under FIRPTA, a non-U.S. holder would be taxed on that gain in the same manner as U.S. holders, subject to the alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Finally, if we are not a domestically controlled qualified investment entity at the time our common shares are sold and the non-U.S. holder does not qualify for the exemptions described in the preceding paragraph, under FIRPTA the purchaser of our common shares also may be required to withhold 15% of the purchase price and remit this amount to the IRS on behalf of the non-U.S. holder.

With respect to individual non-U.S. holders, even if not subject to FIRPTA, capital gains recognized from the sale of our common shares will be taxable to such non-U.S. holder if he or she is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual may be subject to a U.S. federal income tax on his or her U.S. source capital gain.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of the common shares held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their U.S. federal income tax liability their proportionate share of the tax paid by us on such retained capital gains and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us exceeded their actual U.S. federal income tax liability.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS the amount of dividends paid to a non-U.S. holder, such holder’s name and address, and the amount of tax withheld, if any. A similar report is sent to the non-U.S. holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends or of proceeds from the disposition of shares made to a non-U.S. holder may be subject to information reporting and backup withholding unless such holder establishes an exemption, for example, by properly certifying its non-U.S. status on an IRS Form W-8BEN, W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we have or our paying agent has actual knowledge, or reason to know, that a non-U.S. holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided the required information is furnished to the IRS.

The Foreign Account Tax Compliance Act

Under the Foreign Account Tax Compliance Act, or FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to U.S. holders who own our common shares through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2018, on gross proceeds from the sale of our common shares by U.S. holders who own our common shares through foreign accounts or foreign intermediaries. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. holders who fail to certify their non-foreign status to us. We will not pay any additional amounts in respect of amounts withheld.

State, Local and Foreign Taxes

We and our shareholders may be subject to state, local or foreign taxation in various state, local or foreign jurisdictions, including those in which we or they transact business or reside. Our state, local and foreign tax treatment and that of our shareholders may not conform to the U.S. federal income tax treatment discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state, local and foreign tax laws on an investment in our common shares.

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Changes to U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common shares.

ERISA CONSIDERATIONS

ERISA and the Code impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA), (b) plans described in section 4975(e)(1) of the Code, including individual retirement accounts and annuities, (c) any entities whose underlying assets include plan assets by reason of a plan’s investment in such entities (each a “Plan”) and (d) persons who have certain specified relationships to such Plans (“Parties-in-Interest” under ERISA and “Disqualified Persons” under the Code). Moreover, based on the reasoning of the United States Supreme Court in John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank, 510 U.S. 86 (1993), an insurance company’s general account may be deemed to include assets of the Plans investing in the general account (e.g., through the purchase of an annuity contract), and the insurance company might be treated as a Party-in-Interest with respect to a Plan by virtue of such investment. In addition, federal, state, local, church and non-U.S. Plans may be subject to provisions under federal, state, local or non-U.S. laws or regulations that are similar to such provisions of the Code or ERISA, or collectively, Similar Laws. ERISA also imposes certain duties on persons who are fiduciaries of Plans subject to ERISA Plans and prohibits certain transactions between such a Plan and Parties-in-Interest or Disqualified Persons with respect to such Plans. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our common shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with Parties-In-Interest or Disqualified Persons unless an exemption is available. A Party-in-Interest or Disqualified Person who engages in a non-exempt prohibited transaction may be subject to excise taxes under the Code and other penalties and liabilities under ERISA and may result in the loss of tax-exempt status of an Individual Retirement Account. In addition, the fiduciary of an ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to personal liabilities under ERISA.

The United States Department of Labor, or the DOL, has issued a regulation (29 C.F.R. § 2510.3-101, as modified by Section 3(42) of ERISA) concerning the definition of what constitutes the assets of a Plan (the “Plan Asset Regulations”). These regulations provide that, as a general rule, the underlying assets and properties of corporations, partnerships, trusts and certain other entities in which a Plan purchases an “equity interest” will be deemed for purposes of ERISA to be assets of the investing Plan unless a certain exception applies. The Plan Asset Regulations define an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Our common shares included in this offering should be treated as “equity interests” for purposes of the Plan Asset Regulations.

The Plan Asset Regulations provide exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a “real estate operating company” or a “venture capital operating company.” Under the Plan Asset Regulations, a “real estate operating company” is defined generally, as an entity:

•	which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost,

•	invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities, and

•	which, in the ordinary course of its business, is engaged directly in real estate management or development activities.

According to those same regulations, a “venture capital operating company” is defined, generally, as an entity that on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost invested in one or more operating companies with respect to which the entity has management rights; and that, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.

Another exception under the Plan Asset Regulations applies to “publicly offered securities,” which are defined as securities that are:

•	freely transferable,

•	part of a class of securities that is widely held, and

•	either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act, or sold to a Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Plan Asset Regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes or which would violate any state or federal statute, regulation, court order, judicial decree, or rule of law will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security that are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

We expect that our common shares will meet the criteria of the publicly offered securities exception to the look-through rule. First, our common shares should be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon transfer of our common shares are those generally permitted under the Plan Asset Regulations, those required under federal tax laws to maintain the REIT’s status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to a registered public offering and those owned by officers, directors and other affiliates, and voluntary restrictions agreed to by a selling shareholder regarding volume limitations.

Second, we expect (although we cannot confirm) that our common shares will be held by 100 or more investors and that at least 100 or more of these investors will be independent of the REIT and of one another.

Third, our common shares included in this offering will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and our common shares will be registered under the Exchange Act.

If, however, none of the exceptions under the Plan Asset Regulations were applicable to the REIT and the REIT were deemed to hold Plan assets subject to ERISA or Section 4975 of the Code, such Plan assets would include an undivided interest in the assets held in the REIT. In such event, such assets and the persons providing services with respect to such assets would be subject to the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code.

In addition, if the assets held in the REIT were treated as plan assets, (1) the prudence and other fiduciary responsibility standards of ERISA would apply to certain investments made by the REIT, and (2) certain of the activities of the REIT could be deemed to constitute a transaction prohibited under Title I of ERISA or Section 4975 of the Code (e.g., the extension of credit between a Plan and a Party in Interest or Disqualified Person). Such transactions may, however, be subject to a statutory or administrative exemptions, such as Prohibited Transaction Class Exemption, or PTCE 84-14, as amended, which exempts certain transactions effected on behalf of a Plan by a “qualified professional asset manager,” as discussed below.

Whether or not the underlying assets of the REIT are deemed to include “plan assets” as described above, the acquisition and/or holding of our common shares by an ERISA Plan with respect to which we or the initial purchaser is considered a Party-In-Interest or a Disqualified Person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the DOL has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of our common shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from certain of the prohibited transaction provision of ERISA and Section 4975 of the Code, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Each Plan fiduciary should consult with its counsel with respect to the potential applicability of ERISA and the Code to such investment or similar rules that may apply to Plans not subject to ERISA or Code Section 4975, such as governmental plans, church plans or plans maintained outside of the United States. Each Plan fiduciary should also determine on its own whether any exceptions or exemptions are applicable (including the publicly offered securities exception) and whether all conditions of any such exceptions or exemptions have been satisfied.

Moreover, each Plan fiduciary should determine whether, under the general fiduciary standards of investment prudence and diversification, participation in the formation transactions is appropriate for the Plan, taking into account the overall investment policy of the Plan and the composition of the Plan’s investment portfolio.

The foregoing discussion is general in nature, is not intended to be all-inclusive, and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries of Plans and other persons considering purchasing our common shares on behalf of, or with the assets of, any plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether any exceptions or exemptions are applicable (including the publicly offered securities exception) and whether all conditions of any such exceptions or exemptions have been satisified.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and RBC Capital Markets, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, our operating partnership and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of our common shares set forth opposite its name below.

Underwriter	Number of Common Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of our common shares sold under the underwriting agreement if any of these common shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering our common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of our common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer our common shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the initial public offering price, concession or any other term of this offering may be changed.

The following table shows the initial public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional common shares.

	Per Common Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $         and are payable by us. We have agreed to reimburse the underwriters for certain FINRA-related expenses in an amount up to $        .

Option to Purchase Additional Common Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional common shares at the initial public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional common shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers, trustees, Yucaipa, the GS Entities, Charm Progress, the Fortress Entity and our other common shareholders will agree not to dispose of or hedge any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares for 180 days after the date of this prospectus without first obtaining the written consent of the representatives of the underwriters, subject to certain exceptions. Specifically, we and these other persons have agreed, with certain limited exceptions, not to, directly or indirectly,

•	offer, pledge, sell or contract to sell any common shares;

•	sell any option or contract to purchase any common shares;

•	purchase any option or contract to sell any common shares;

•	grant any option, right or warrant to purchase any common shares;

•	lend or otherwise transfer or dispose of any common shares;

•	request or demand that we file a registration statement related to our common shares; or

•	enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequence of ownership of any common shares whether any such swap, other agreement or transaction is to be settled by delivery of common shares or other securities, in cash or otherwise.

This lock-up provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

We intend to apply to list our common shares on the NYSE under the symbol “COLD.” In order to meet the requirements for listing on that exchange, the underwriters will undertake to sell a minimum number of common shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development;

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours; and

•	other factors deemed relevant by the underwriters and us.

An active trading market for our common shares may not develop. It is also possible that after this offering our common shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of our common shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of our common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of our common shares, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional common shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional common shares or purchasing common shares in the open market. In determining the source of common shares to close out the covered short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of our common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased common shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC serves as a joint lead arranger and joint bookrunner under our Existing Senior Secured Credit Facilities and we expect Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC to serve in the same capacities under our New Senior Secured Credit Facilities, the effectiveness of which is contingent upon the completion of this offering. Affiliates of each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and RBC Capital Markets, LLC serve as lenders under our Existing Senior Secured Revolving Credit Facility and we expect affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and RBC Capital Markets, LLC to serve as lenders under our New Senior Secured Credit Facilities. An affiliate of J.P. Morgan Securities LLC is also a lender under our 2013 Mortgage Loans, our Existing Senior Secured Term Loan B Facility and one of our construction loans.

We intend to use the net proceeds from this offering, together with borrowings under our New Senior Secured Term Loan A Facility that will be effective upon the completion of this offering, to repay the entire $809.0 million aggregate principal amount of indebtedness outstanding under our Existing Senior Secured Term Loan B Facility. See “Use of Proceeds.” Accordingly, the affiliate of J.P. Morgan Securities LLC that is a lender under our Existing Senior Secured Term Loan B Facility will receive its proportionate share of the net proceeds from this offering used to repay indebtedness outstanding under our Existing Senior Secured Term Loan B Facility.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) of Australia, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our common shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our common shares without disclosure to investors under Chapter 6D of the Corporations Act.

Our common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring our common shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Canada

Our common shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our common shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. Our common shares to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of our common shares offered should conduct their own due diligence on our common shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in the European Economic Area

In relation to each Relevant Member State (as defined below), no offer of our common shares which are the subject of this offering, other than as contemplated by this prospectus, may be made to the public in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our common shares referred to in (a) to (c) above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

Each person located in a Relevant Member State to whom any offer of our common shares is made or who receives any communication in respect of any offer of our common shares, or who initially acquires any common shares will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and us that (1) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any common shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, our common shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where our common shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those common shares to it is not treated under the Prospectus Directive as having been made to such persons.

We, the representatives and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus is not a prospectus for the purposes of the Prospectus Directive. This prospectus and any offer if made subsequently is directed only at persons in Member States of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive. This prospectus has been prepared on the basis that any offer of common shares in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of common shares. Accordingly, any person making or intending to make an offer in that Relevant Member State of common shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for our company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of common shares in circumstances in which an obligation arises for our company or the underwriters to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of our common shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase or subscribe to our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in Hong Kong

Our common shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of

Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our common shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

Our common shares which are the subject of this prospectus do not represent units in a collective investment scheme which is authorized or recognized by the Monetary Authority of Singapore, or the MAS, under Section 286 or 287 of the Securities and Futures Act (Chapter 289 of Singapore), or the SFA, and this prospectus has not been registered as a prospectus with the MAS under the SFA. This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common shares will not be circulated or distributed, nor will our common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore, other than institutional investors as defined in Section 4A of the SFA or relevant regulations thereunder.

Notice to Prospective Investors in Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or FINMA, as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended, or CISA, and accordingly our common shares being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, our common shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and our common shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. Our common shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or CISO, such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to our common shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of our common shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the United Kingdom

This prospectus may not be distributed or circulated to any person in the United Kingdom other than to (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); and (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus is directed only at relevant persons. Other persons should not act on this prospectus or any of its contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of the common shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to our company.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the common shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Certain legal matters will be passed upon for us by King & Spalding, LLP, Atlanta, Georgia. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters. Venable LLP, Baltimore, Maryland, will issue an opinion to us regarding certain matters of Maryland law, including the validity of our common shares offered hereby.

EXPERTS

The consolidated financial statements and schedule of Americold Realty Trust and subsidiaries at December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of China Merchants Americold Holdings Company Limited and China Merchants Americold Logistics Company Limited as of and for the years ended December 31, 2016 and 2015, appearing in this prospectus and registration statement have been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of China Merchants Americold Holdings Company Limited and China Merchants Americold Logistics Company Limited as of and for the year ended December 31, 2014, appearing in this prospectus and registration statement have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. Such financial statements are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Except as otherwise indicated, we have obtained all of the information (except for data regarding our company) under “Summary—Industry Overview” and “Industry Overview” from market research prepared by GCCA and Cushman. Such information is included herein in reliance on GCCA’s and Cushman’s authority as experts on such matters.

Except as otherwise indicated, we have obtained all of the information attributed to Cushman under “Temperature-Controlled Warehouses Cushman & Wakefield Report” from market research prepared by Cushman. Such information is included herein in reliance on Cushman’s authority as an expert on such matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules, under the Securities Act with respect to our common shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our common shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon the completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. Our SEC filings, including our registration statement, will be available to you for free on the SEC’s website at www.sec.gov. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Americold Realty Trust

Audited Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements

China Merchants Americold Holdings Company Limited

Audited Consolidated Financial Statements

China Merchants Americold Logistics Company Limited

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

Americold Realty Trust and Subsidiaries

We have audited the accompanying consolidated balance sheets of Americold Realty Trust and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule of real estate and accumulated depreciation. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Americold Realty Trust and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Atlanta, Georgia

September 1, 2017

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except shares and per share amounts)

	December 31,
	2016	2015
Assets
Property, plant, and equipment:
Land	$384,855	$379,588
Buildings and improvements	1,765,991	1,747,853
Machinery and equipment	532,855	513,707

	2,683,701	2,641,148
Accumulated depreciation and depletion	(923,686)	(844,417)

Property, plant, and equipment—net	1,760,015	1,796,731
Capitalized leases:
Buildings and improvements	16,827	52,814
Machinery and equipment	41,831	35,328

	58,658	88,142
Accumulated depreciation	(34,607)	(38,961)

Capitalized leases—net	24,051	49,181
Cash and cash equivalents	22,834	33,431
Restricted cash	40,096	47,977
Accounts receivable—net of allowance of $4,072 and $2,363 at December 31, 2016 and 2015, respectively	199,751	183,367
Identifiable intangible assets—net	24,254	26,274
Goodwill	186,805	186,925
Investments in partially owned entities	22,396	23,647
Other assets	47,429	51,003

Total assets	$2,327,631	$2,398,536

Liabilities, Series B Preferred Shares and shareholders’ deficit
Liabilities:
Borrowings under revolving line of credit	$28,000	$—
Accounts payable and accrued expenses	210,469	211,999
Mortgage notes and term loans—net of discount and deferred financing costs of $35,916 and $30,929, in the aggregate, at December 31, 2016 and 2015, respectively	1,652,425	1,678,542
Sale-leaseback financing obligations	123,616	129,206
Capitalized lease obligations	27,932	53,211
Unearned revenue	17,863	18,373
Pension and postretirement benefits	21,799	22,432
Deferred tax liability—net	23,055	23,761

Total liabilities	2,105,159	2,137,524
Commitments and Contingencies (Note 17)
Preferred shares of beneficial interest, $0.01 par value—authorized 375,000 Series B Cumulative Convertible Voting and Participating Preferred Shares; aggregate liquidation preference of $375,000; 375,000 shares issued and outstanding at December 31, 2016 and 2015	371,927	370,991
Shareholders’ deficit:
Preferred shares of beneficial interest, $0.01 par value—authorized 125 Series A Cumulative Non-Voting Preferred Shares; aggregate liquidation preference of $1,000; 125 shares issued and outstanding at December 31, 2016 and 2015	—	—
Common shares of beneficial interest, $0.01 par value—authorized 250,000,000 shares; 69,370,609 shares issued and outstanding at December 31, 2016 and 2015	694	694
Paid-in capital	392,591	387,091
Accumulated deficit and distributions in excess of net earnings	(532,196)	(488,462)
Accumulated other comprehensive loss	(10,544)	(9,302)

Total shareholders’ deficit	(149,455)	(109,979)

Total liabilities, Series B Preferred Shares and shareholders’ deficit	$2,327,631	$2,398,536

See accompanying notes.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands)

	Year Ended December 31,
	2016	2015	2014
Revenues:
Rent, storage, and warehouse services revenues	$1,080,867	$1,057,124	$1,039,005
Third-party managed services	252,411	233,564	217,428
Transportation services	147,004	180,892	243,274
Other revenues	9,717	9,805	9,891

Total revenues	1,489,999	1,481,385	1,509,598
Operating expenses:
Rent, storage, and warehouse services cost of operations	766,822	749,375	744,748
Third-party managed services cost of operations	237,597	220,983	207,075
Transportation services cost of operations	132,586	166,587	227,419
Cost of operations related to other revenues	7,349	7,420	7,837
Depreciation, depletion, and amortization	118,571	125,720	132,679
Impairment of long-lived assets	9,820	9,415	—
Selling, general and administrative	100,238	91,222	83,822

Total operating expenses	1,372,983	1,370,722	1,403,580

Operating income	117,016	110,663	106,018

Other (expense) income:
Loss from partially owned entities	(128)	(3,538)	(19,990)
Interest expense	(119,552)	(116,710)	(114,223)
Interest income	708	724	717
Loss on debt extinguishment and modification	(1,437)	(503)	—
Foreign currency exchange gain (loss)	464	(3,470)	(5,273)
Other income, net	2,142	1,892	79

Loss before income tax and gain (loss) from sale of real estate, net of tax	(787)	(10,942)	(32,672)
Income tax (expense) benefit:
Current	(6,465)	(11,929)	5,787
Deferred	586	2,292	(15,604)

Total income tax expense	(5,879)	(9,637)	(9,817)

Loss before gain (loss) from sale of real estate, net of tax	(6,666)	(20,579)	(42,489)
Gain (loss) from sale of real estate, net of tax	11,598	(597)	55

Net income (loss)	$4,932	$(21,176)	$(42,434)

Less distributions on preferred shares of beneficial interest—Series A	(16)	(16)	(16)
Less distributions on preferred shares of beneficial interest—Series B	(28,436)	(28,436)	(28,436)
Less accretion on preferred shares of beneficial interest—Series B	(936)	(1,006)	(1,083)

Net loss attributable to common shares of beneficial interest	$(24,456)	$(50,634)	$(71,969)

Weighted average common shares outstanding—basic	69,890	69,758	69,621

Weighted average common shares outstanding—diluted	69,890	69,758	69,621

Net loss per common share of beneficial interest—basic	$(0.35)	$(0.73)	$(1.03)

Net loss per common share of beneficial interest—diluted	$(0.35)	$(0.73)	$(1.03)

Distributions declared per common share of beneficial interest	$0.29	$0.29	$0.29

See accompanying notes.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(In thousands)

	Year Ended December 31,
	2016	2015	2014
Net income (loss)	$4,932	$(21,176)	$(42,434)
Other comprehensive income (loss)—net of tax:
Adjustment to accrued pension liability	1,972	3,371	(9,277)
Change in unrealized net loss on foreign currency	(3,144)	(16,292)	(12,636)
Change in unrealized net (loss) gain on securities available for sale	—	(51)	8
Unrealized loss on cash flow hedge derivatives	(70)	(1,468)	—

Other comprehensive loss	(1,242)	(14,440)	(21,905)
Total comprehensive income (loss)	$3,690	$(35,616)	$(64,339)

See accompanying notes.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity (Deficit)

(In thousands, except shares)

	Preferred Shares of Beneficial Interest Series A		Common Shares of Beneficial Interest			Accumulated Deficit and Distributions in Excess of Net Earnings	Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Par Value	Number of Shares	Par Value	Paid-in Capital			Total
Balance—December 31, 2013	125	$—	69,370,609	$694	$383,245	$(327,520)	$27,043	$83,462
Net loss	—	—	—	—	—	(42,434)	—	(42,434)
Other comprehensive loss	—	—	—	—	—	—	(21,905)	(21,905)
Distributions paid on preferred shares of beneficial interest—Series A	—	—	—	—	—	(16)	—	(16)
Distributions paid on preferred shares of beneficial interest—Series B	—	—	—	—	—	(28,436)	—	(28,436)
Distributions paid on common shares of beneficial interest	—	—	—	—	—	(20,214)	—	(20,214)
Accretion on preferred shares of beneficial interest—Series B	—	—	—	—	(1,083)	—	—	(1,083)
Stock-based compensation expense	—	—	—	—	2,827	—	—	2,827

Balance—December 31, 2014	125	—	69,370,609	694	384,989	(418,620)	5,138	(27,799)
Net loss	—	—	—	—	—	(21,176)	—	(21,176)
Other comprehensive loss	—	—	—	—	—	—	(14,440)	(14,440)
Distributions paid on preferred shares of beneficial interest—Series A	—	—	—	—	—	(16)	—	(16)
Distributions paid on preferred shares of beneficial interest—Series B	—	—	—	—	—	(28,436)	—	(28,436)
Distributions paid on common shares of beneficial interest	—	—	—	—	—	(20,214)	—	(20,214)
Accretion on preferred shares of beneficial interest—Series B	—	—	—	—	(1,006)	—	—	(1,006)
Stock-based compensation expense	—	—	—	—	3,108	—	—	3,108

Balance—December 31, 2015	125	—	69,370,609	694	387,091	(488,462)	(9,302)	(109,979)
Net income	—	—	—	—	—	4,932	—	4,932
Other comprehensive income	—	—	—	—	—	—	(1,242)	(1,242)
Distributions paid on preferred shares of beneficial interest—Series A	—	—	—	—	—	(16)	—	(16)
Distributions paid on preferred shares of beneficial interest—Series B	—	—	—	—	—	(28,436)	—	(28,436)
Distributions paid on common shares of beneficial interest	—	—	—	—	—	(20,214)	—	(20,214)
Accretion on preferred shares of beneficial interest—Series B	—	—	—	—	(936)	—	—	(936)
Stock-based compensation expense (Warrants)	—	—	—	—	3,900	—	—	3,900
Stock-based compensation expense (Stock Options and RSUs)	—	—	—	—	2,536	—	—	2,536

Balance—December 31, 2016	125	$—	69,370,609	$694	$392,591	$(532,196)	$(10,544)	$(149,455)

See accompanying notes.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2016	2015	2014
Operating activities:
Net income (loss)	$4,932	$(21,176)	$(42,434)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion, and amortization	118,571	125,720	132,679
Amortization of deferred financing costs and debt discount	7,193	6,672	6,144
Amortization of below market leases	196	520	630
Loss on debt extinguishment and modification, non-cash	871	503	—
Foreign exchange (gain) loss	(464)	3,470	5,273
Loss from partially owned entities	128	3,538	19,990
Stock-based compensation expense (Warrants)	3,900	—	—
Stock-based compensation expense (Stock Options and RSUs)	2,536	3,108	2,827
Deferred tax (benefit) expense	(586)	(2,292)	15,604
(Gain) loss from sale of real estate	(11,598)	597	(55)
Loss on sale of other assets	1,008	534	455
Impairment on intangible assets and long-lived assets	9,820	9,415	—
Provision (recoveries) of doubtful accounts receivable	1,135	761	(231)
Changes in operating assets and liabilities:
Accounts receivable	(19,123)	(17,042)	6,015
Accounts payable and accrued expenses	(4,570)	2,738	(32,892)
Other	4,832	(10,545)	3,238

Net cash provided by operating activities	118,781	106,521	117,243
Investing activities:
Restricted cash outflows	639,798	658,369	555,663
Restricted cash inflows	(631,877)	(673,667)	(562,414)
Investment in joint ventures	—	(1,341)	—
Proceeds from the sale of property, plant, and equipment	33,215	9,474	9,837
Additions to property, plant, and equipment	(74,868)	(59,924)	(61,703)
Other investing activities, net	—	259	—

Net cash used in investing activities	(33,732)	(66,830)	(58,617)
Financing activities:
Distributions paid on beneficial interest shares—preferred—Series A	(16)	(16)	(16)
Distributions paid on beneficial interest shares—preferred—Series B	(28,436)	(28,436)	(28,287)
Distributions paid of beneficial interest shares—common	(20,214)	(20,214)	(20,214)
Proceeds from revolving line of credit	147,000	4,000	17,000
Repayment of revolving line of credit	(119,000)	(49,000)	—
Repayment of sale-leaseback financing obligations	(5,337)	(1,709)	(1,314)
Repayment of seller financed note	—	(12,700)	—
Repayment of capitalized lease obligations	(36,203)	(8,384)	(5,870)
Payment of debt issuance costs	(10,834)	(14,790)	(48)
Repayment of term loans, mortgage notes and construction loan	(405,360)	(402,795)	(26,609)
Proceeds from term loans and mortgage notes	383,078	505,924	—
Proceeds from construction loan	—	—	6,377

Net cash used in financing activities	(95,322)	(28,120)	(58,981)
Net increase (decrease) in cash and cash equivalents	(10,273)	11,571	(355)
Effect of foreign currency translation	(324)	(3,233)	(1,355)
Cash and cash equivalents:
Beginning of period	33,431	25,093	26,803

End of period	$22,834	$33,431	$25,093

Supplemental disclosures of cash flows information:
Acquisition of fixed assets under capitalized lease obligations	$10,899	$9,005	$—

Interest paid—net of amounts capitalized and defeasement costs	$115,056	$108,070	$107,741

Income taxes paid—net of refunds	$10,898	$8,915	$10,483

Acquisition of property, plant, and equipment on accrual	$5,595	$3,266	$6,405

Seller financed acquisition of property, plant and equipment	$—	$12,800	$—

See accompanying notes.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Organization

The Company

Americold Realty Trust (the Company or we) is a real estate investment trust (REIT) organized under Maryland law.

During 2010, the Company formed a Delaware limited partnership, Americold Realty Operating Partnership, L.P. (the Operating Partnership), and transferred substantially all of its interests in entities and associated assets and liabilities to the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT or an UPREIT structure. The REIT is the sole general partner of the Operating Partnership, owning 100% of the common general partnership interest as of December 31, 2016. As the sole general partner of the Operating Partnership, the REIT has full, exclusive and complete responsibility and discretion in the day-to-day management and control of the Operating Partnership.

The Operating Partnership includes numerous qualified REIT subsidiaries (QRSs). Additionally, the Operating Partnership conducts various business activities in the United States (U.S.), Australia, New Zealand, Argentina, and Canada through several wholly owned taxable REIT subsidiaries (TRSs).

Ownership

As of December 31, 2016, YF ART Holdings L.P., a partnership among investment funds affiliated with The Yucaipa Companies (Yucaipa) and Fortress Investment Group, LLC, owns approximately 100% of the Company’s common shares of beneficial interest.

Business and Industry Information

The Company has a large global presence of temperature-controlled warehouses, with the largest network in the U.S. We are organized as a self-administered and self-managed REIT with significant operating, acquisition and development experience. As of December 31, 2016, we operated a global network of 159 temperature-controlled warehouses encompassing 940 million cubic feet, with 140 warehouses in the United States, six warehouses in Australia, eight warehouses in New Zealand, two warehouses in Argentina and three warehouses in Canada. In addition, through the Joint Venture, as defined in Note 3, the Company owns or operates 13 temperature-controlled warehouses located in China. The Company also owns and operates a limestone quarry through a subsidiary of ART Quarry.

The Company provides its customers with technological tools to review real-time detailed inventory information via the Internet. In addition, the Company manages customer-owned warehouses for which it earns fixed and incentive fees.

Collective Bargaining Agreements

As of December 31, 2016, approximately 41% of the Company’s labor force is covered by collective bargaining agreements. Collective bargaining agreements covering approximately 6% of the labor force will expire in 2017.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Customer Information

The Company’s customers consist primarily of national, regional, and local food manufacturers, distributors, retailers, and food service organizations. For the years ended December 31, 2016, 2015 and 2014, one customer accounted for more than 10% of our total revenues, with $210.5 million, $196.0 million and $183.0 million, respectively. The substantial majority of this customer’s business relates to our third-party managed segment. Of these amounts, $196.1 million, $180.4 million and $167.1 million represented reimbursements for certain pass-through expenses during the years ended December 31, 2016, 2015 and 2014, respectively, that were completely offset by matching expenses included in our third-party managed cost of operations.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP).

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries where the Company exerts control. Investments in which the Company does not have control, and is not considered to be the primary beneficiary of a Variable Interest Entity (VIE), but where the Company exercises significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

The Company has grossed-up “Other assets” and “Accounts payable and accrued expenses” by $11.4 million in the consolidated balance sheet as of December 31, 2015 to properly reflect amounts receivable and payable under its group, general liability, and worker’s compensation insurance policies. These amounts had been previously reported on a net basis.

Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Property, Plant, Equipment, and Leasehold Improvements

Property, plant, equipment, and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets or, if less, the term of the underlying lease. Depreciation begins in the month an asset is placed into service. Useful lives range from 5 to 40 years for buildings and building improvements and 3 to 20 years for machinery and equipment. Depletion on the limestone quarry is computed by the units-of-production method based on estimated recoverable units. The Company periodically reviews the appropriateness of the estimated useful lives of its long-lived assets.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Costs of normal maintenance and repairs and minor replacements are charged to expense as incurred. When non-real estate assets are sold or otherwise disposed of, the cost and related accumulated depreciation are removed, and any resulting gain or loss is included in the other income (expense) line on the accompanying consolidated statements of operations. Gains or losses from the sale of real estate assets are reported in a separate caption after income tax expense or benefit.

Costs incurred to develop software for internal use and purchased software are capitalized and included in the machinery and equipment line on the consolidated balance sheet. Capitalized software is amortized over the estimated life of the software which ranges from 3 to 10 years. Amortization of previously capitalized amounts was $4.6 million, $4.4 million and $11.3 million for 2016, 2015 and 2014, respectively, and is included in the depreciation, depletion, and amortization expense line on the accompanying consolidated statements of operations.

Activity in real estate facilities during the years ended December 31, 2016 and 2015 is as follow:

	2016	2015
	(In thousands)
Operating facilities, at cost:
Beginning balance	$2,379,980	$2,381,146
Capital expenditures	46,761	41,431
Acquisitions	8,922	—
Disposition	(36,628)	(18,270)
Impairment	(9,820)	(5,711)
Conversion of leased assets to owned	(5,331)	9,058
Impact of foreign exchange rate changes	(1,541)	(27,674)

Ending balance	2,382,343	2,379,980

Accumulated depreciation:
Beginning balance	(629,404)	(558,813)
Depreciation expense	(85,296)	(88,135)
Dispositions	21,885	13,376
Impact of foreign exchange rate changes	425	4,168

Ending balance	(692,390)	(629,404)

Total real estate facilities	$1,689,953	$1,750,576
Non-real estate assets	94,113	95,336

Total property, plant and equipment and capital leases, net	$1,784,066	$1,845,912

The total real estate facilities amounts in the table above include $91.6 million and $98.4 million of assets under sale-leaseback agreements accounted for as a financing as of December 31, 2016 and 2015, respectively. The Company does not hold title in these assets under sale-leaseback agreements. During the year ending December 31, 2016, the Company acquired and improved a new facility for a total cost of $8.9 million, and acquired the leasehold interest in two operated facilities for a net cost of $36.3 million. In addition, the Company disposed of four idle facilities with a net book value of $20.0 million for an aggregate amount of $31.1 million. As of December 31, 2016, the Company held for sale an idle facility of the Warehouse segment with a carrying amount of $2.1 million, which is included in “Property, plant, and equipment—net” in the

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

accompanying consolidated balance sheet. The Company expects to complete the disposal of such idle facility during the first half of 2017.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment when events or changes in circumstances (such as decreases in operating income and declines in occupancy) indicate that the carrying amounts may not be recoverable. A comparison is made of the expected future operating cash flows of the long-lived assets on an undiscounted basis to their carrying amounts. If the carrying amounts of the long-lived assets exceed the sum of the expected future undiscounted cash flows, an impairment charge is recognized in an amount equal to the excess of the carrying amount over the estimated fair value of the long-lived assets, which the Company calculates based on projections of future cash flows and appraisals with significant unobservable inputs classified as Level 3 of the fair value hierarchy. The Company determined that individual warehouse properties constitute the lowest level of independent cash flows for purposes of considering possible impairment.

For the years ended December 31, 2016 and 2015, the Company recorded impairment charges of $9.8 million and $5.7 million, respectively in the “Impairment of intangible assets and long-lived assets” line of the accompanying consolidated statements of operations. These charges were associated with the planned disposal of certain facilities, and other idle facilities of the Company, with a net book value in excess of their estimated fair value based on third-party appraisals or purchase offers. These impaired assets related to the Warehouse segment. There were no impairment charges for long-lived assets in 2014.

In 2015, the “Impairment of intangible assets and long-lived assets” line included other impairment charges related to below-market leasehold interests—see below for more information.

Capitalized Leases

Capitalized leases are recorded at the lower of the present value of future minimum lease payments or the fair market value of the property. Capital lease assets are depreciated on a straight-line basis over the estimated asset life if ownership of the leased assets is transferred by the end of the lease term or there is a bargain purchase option. If the lease does not transfer ownership at the end of the lease term or there is no bargain purchase option, then the capital lease assets are depreciated on a straight-line basis using the lesser of the asset’s useful life or the lease term. Depreciation expense on assets acquired under capitalized leases is included in the depreciation, depletion, and amortization expense line on the accompanying consolidated statements of operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and short-term liquid investments purchased with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. As of December 31, 2016 and 2015, the Company held $12.7 million and $10.7 million, respectively, of cash and cash equivalents in bank accounts of its foreign subsidiaries.

Restricted Cash

Restricted cash relates to cash on deposit and cash restricted for the payment of certain property repairs or obligations related to warehouse properties collateralized by mortgage notes, cash on deposit for certain

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

workers’ compensation programs, cash collateralization of certain outstanding letters of credit, and proceeds from the sale of assets intended to be used to complete like-kind exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended (IRC).

Restricted cash balances as of December 31, 2016 and 2015 are as follows:

	2016	2015
	(In thousands)
2006 mortgage notes’ escrow accounts	$—	$20,197
2010 mortgage notes’ escrow accounts	14,670	15,992
2013 mortgage notes’ escrow accounts	989	878
2013 mortgage notes’ cash managed accounts	3,506	2,237
Other escrow accounts	16,574	2,267
Cash restricted for insurance claims	64	—
Cash on deposit for workers’ compensation program	3,897	6,017
Term deposit for New Zealand subsidiary office lease bond	396	389

Total restricted cash	$40,096	$47,977

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The Company periodically evaluates the collectability of amounts due from customers and maintains an allowance for doubtful accounts for estimated amounts uncollectible from customers. Management exercises judgment in establishing these allowances and considers the balance outstanding, payment history, and current credit status in developing these estimates. Specific accounts are written off against the allowance when management determines the account is uncollectible. The following table provides a summary of activity of the allowance for doubtful accounts:

	Balance at beginning of year	Provision for doubtful accounts	Amounts written off, net of recoveries	Balance at end of year
	(In thousands)
Allowance for doubtful accounts:
Year ended December 31, 2014	$4,149	$226	$(2,214)	$2,161
Year ended December 31, 2015	2,161	761	(559)	2,363
Year ended December 31, 2016	2,363	1,135	574	4,072

Starting in 2016, the Company began charging interest on delinquent billings, and recorded it as “Interest income” in the consolidated statement of operation, offset by a bad debt provision equal to the amount of interests charged.

Identifiable Intangibles Assets

Identifiable intangibles consist of a trade name and customer relationships.

Indefinite-Lived Assets

The trade name asset, with a carrying amount of $15.1 million as of December 31, 2016 and 2015, relates to “Americold” and has an indefinite life; thus, it is not amortized. The Company evaluates the carrying

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

value of its trade name each year as of October 1, and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the trade name below its carrying amount. There were no impairments to the Company’s trade name for the years ended December 31, 2016, 2015 and 2014.

Finite-Lived Assets

Customer relationship assets are amortized over 6 to 20 years using a straight-line or accelerated amortization method dependent on the estimated benefits, which reflects the pattern in which economic benefits of intangible assets are expected to be realized by the Company. Customer relationship amortization expense for the years ended December 31, 2016, 2015 and 2014 was $1.8 million, $2.7 million and $2.8 million, respectively. The weighted-average remaining life of the customer relationship assets is 11 years as of December 31, 2016. The Company reviews amortizable intangible assets for impairment when circumstances indicate the carrying amount may not be recoverable. There were no impairments to customer relationship assets for the years ended December 31, 2016, 2015 and 2014.

Leasehold Interests—Below Market Leases

In reference to certain temperature-controlled warehouses where the Company is the lessee, below-market leases are amortized on a straight-line basis over the remaining lease terms in a manner that adjusts lease expense to the market rate in effect as of the acquisition date. In 2015, the Company recognized a charge of $3.7 million on one of its below-market leasehold interests in the “Impairment of intangible assets and long-lived assets” line of the accompanying consolidated statements of operations. There were no such impairments in 2016 or 2014. See Note 4.

Deferred Financing Costs

Direct financing costs are deferred and amortized over the terms of the related agreements as a component of interest expense. The Company amortizes such costs based on the effective interest rate or on straight-line basis; the Company uses the latter approach when the periodic amortization approximates the amounts calculated under effective-interest rate method. Deferred financing costs related to revolving line of credits are classified as other assets, whereas deferred financing costs related to long-term debt are netted against “Mortgages notes and term loan” in the consolidated balance sheets.

Goodwill

The Company evaluates the carrying value of goodwill each year as of October 1 and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When evaluating whether goodwill is impaired, the Company compares the fair value of its reporting units to its carrying amounts, including goodwill. The Company estimates the fair value of its reporting units based upon a combination of the net present value of future cash flows and a market-based approach. Future cash flows are estimated based upon varying economic assumptions. Significant assumptions are revenue growth rates, operating costs, maintenance costs, and a terminal value calculation. The assumptions are based on risk-adjusted growth rates and discount factors accommodating conservative viewpoints that consider the full range of variability contemplated in the current and potential future economic situations. The market-based multiples approach assesses the financial performance and market values of other

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

market-participant companies. If the estimated fair value of each of the reporting units exceeds the corresponding carrying value, no impairment of goodwill exists. If a reporting unit’s carrying amount exceeds its fair value, an impairment loss would be calculated by comparing the implied fair value of goodwill to the reporting unit’s carrying amount. The excess of the fair value of the reporting unit over the amount assigned for fair value to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. There were no goodwill impairment charges for the years ended December 31, 2016, 2015 and 2014.

Revenue Recognition

Revenues for the Company include rent, storage and warehouse services (collectively, Warehouse Revenue), third-party managed services for locations or logistics services managed on behalf of customers (Third-Party Managed Revenue), transportation services (Transportation Revenue), and revenue from the sale of quarry products (Other Revenue).

Warehouse Revenue

The Company’s customer arrangements generally include rent, storage and service elements that are priced separately. In a few instances where the Company provides rental, storage and warehouse services under the terms of a bundled warehousing agreement, the Company uses a cost model to allocate the considerations related to the rental of temperature-controlled storage space and warehousing service deliverables.

Rent and storage revenues are recognized ratably over the rental period. Warehouse service revenues are recognized as services are performed. Customers may be charged in advance for the general handling services and initial storage period. Storage revenue is initially deferred and recognized ratably over the storage period. Handling revenue for services not performed at the time of receipt of the customer’s product is deferred and recognized as services are performed. Multiple contracts with a single counterparty are accounted for as separate arrangements.

Third-Party Managed Revenue

The Company provides management services for which the contract compensation arrangement includes: reimbursement of operating costs, fixed management fee, and contingent performance-based fees (Managed Services). Managed Services fixed fees are recognized as revenue as the management services are performed ratably over the service period. Managed Services performance-based fees are recognized as revenue when the achievement target has been met.

Cost reimbursements related to Managed Services arrangements are recognized as revenue as the services are performed and costs are incurred. Managed Services fees and related cost reimbursements are presented on a gross basis as the Company is the principal in the arrangement. Multiple contracts with a single counterparty are accounted for as separate arrangements.

Transportation Revenue

The Company records transportation revenue and expenses upon delivery of the product. Because the Company is the principal in the arrangement of transportation services for its customers, revenues and expenses are presented on a gross basis.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Other Revenue

Other Revenue primarily includes the sale of limestone produced by the Company’s quarry business. Revenues from the sale of limestone are recognized upon delivery to customers.

Income Taxes

The Company operates in a manner intended to enable it to continue to qualify as a REIT under Sections 856-860 of the IRC. Under those sections, a REIT that distributes at least 100% of its REIT taxable income, as defined in the IRC, as a dividend to its shareholders each year and that meets certain other conditions will not be taxed on that portion of its taxable income that is distributed to its shareholders for U.S. federal income tax purposes. Through cash dividends, the Company, for tax purposes, has distributed an amount equal to or greater than its REIT taxable income for the years ended December 31, 2016, 2015 and 2014. As of December 31, 2016 and 2015, the Company has met all the requirements to qualify as a REIT. Thus, no provision for income taxes was made for the years ended December 31, 2016, 2015 and 2014, except as needed for the Company’s U.S. TRSs, for the Company’s foreign entities, and for the recording of an immaterial REIT excise tax. To qualify as a REIT, an entity cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year (undistributed E&P). The Company believes that it currently has no undistributed E&P. However, to the extent there is a determination (within the meaning of IRC Section 852(e)(1)) that the Company has undistributed earnings and profits (as determined for U.S. federal income tax purposes) accumulated (or acquired from another entity) from any taxable year in which the Company (or any other entity that converts to a QRS that was acquired during the year) was not a REIT or a QRS, the Company will take all necessary steps to permit the Company to avoid the loss of its REIT status, including, but not limited to: 1) within the 90-day period beginning on the date of the determination, making one or more qualified designated distributions (within the meaning of the IRC Section 852(e)(2)) in an amount not less than such undistributed earnings and profits over the interest payable under IRC section 852(e)(3); and 2) timely paying to the Internal Revenue Service (IRS) the interest payable under IRC Section 852(e)(3) resulting from such a determination.

If the Company fails to qualify as a REIT in any taxable year, it will be subject to U.S. federal income taxes at regular corporate rates (including any alternative minimum tax) and may not be able to qualify as a REIT for the four subsequent taxable years. Even as a REIT, it may be subject to certain state and local income and franchise taxes, and to U.S. federal income and excise taxes on undistributed taxable income and on certain built-in gains.

The Company has elected TRS status for some of the consolidated subsidiaries. This allows the Company to provide services that would otherwise be considered impermissible for REITs. Many of the foreign countries in which we have operations do not recognize REITs or do not accord REIT status under their respective tax laws to our entities that operate in their jurisdiction. Accordingly, the Company recognizes income tax expense for the U.S. federal and state income taxes incurred by the TRSs, taxes incurred in certain U.S. states and foreign jurisdictions, and interest and penalties associated with unrecognized tax benefit liabilities, as applicable.

Taxable REIT Subsidiary

The Company has elected to treat certain of its wholly owned subsidiaries as TRSs. A TRS is subject to U.S. federal and state income taxes at regular corporate tax rates. Thus, income taxes for the Company’s TRSs

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

are accounted for using the asset and liability method, under which deferred income taxes are recognized for (i) temporary differences between the financial reporting and tax bases of assets and liabilities and (ii) operating loss and tax credit carryforwards based on enacted tax rates expected to be in effect when such amounts are realized or settled.

The Company records a valuation allowance for deferred tax assets when it estimates that it is more likely than not that future taxable income will be insufficient to fully use a deduction or credit in a specific jurisdiction. In assessing the need for the recognition of a valuation allowance for deferred tax assets, we consider whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized and adjust the valuation allowance accordingly. We evaluate all significant available positive and negative evidence as part of our analysis. Negative evidence includes the existence of losses in recent years. Positive evidence includes the forecast of future taxable income by jurisdiction, tax-planning strategies that would result in the realization of deferred tax assets and the presence of taxable income in prior carryback years. The underlying assumptions we use in forecasting future taxable income require significant judgment and take into account our recent performance. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which temporary differences are deductible or creditable.

The Company accrues liabilities when it believes that it is more likely than not that it will not realize the benefits of tax positions that it has taken in its tax returns or for the amount of any tax benefit that exceeds the cumulative probability threshold in accordance with ASC 740-10, Uncertain Tax Positions. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax (expense) benefit in the accompanying consolidated statements of operations.

The earnings of certain foreign subsidiaries, including any other components of the outside basis difference, are considered to be indefinitely reinvested. If our plans change in the future or if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends or otherwise, we would be subject to additional income taxes which would result in a higher effective tax rate.

With respect to the foreign subsidiaries owned directly by the REIT, any unremitted earnings would not be subject to additional U.S. level taxes because the REIT would distribute 100% of such earnings.

Pension and Post-Retirement Benefits

The Company has defined benefit pension plans that cover certain union and nonunion employees. The Company also participates in multi-employer union defined benefit pension plans under collective bargaining agreements for certain union employees. The Company also has a post-retirement benefit plan to provide life insurance coverage to eligible retired employees. The Company also offers defined contribution plans to all of its eligible employees. Contributions to multi-employer union defined benefit pension plans are expensed as incurred, as are the Company’s contributions to the defined contribution plans. For the defined benefit pension plans and the post-retirement benefit plan, an asset or a liability is recorded in the consolidated balance sheet equal to the funded status of the plan, which represents the difference between the fair value of the plan assets and the projected benefit obligation at the consolidated balance sheet date. The Company utilizes the services of a third-party actuary to assist in the assessment of the fair value of the plan assets and the projected benefit obligation at each measurement date. Certain changes in the value of plan assets and the projected benefit obligation are not recognized immediately in earnings but instead are deferred as a component of accumulated other comprehensive income (loss) and amortized to earnings in future periods. The components of annual net

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

periodic pension cost (service cost, interest on the pension obligation, expected return on plan assets, amortization of any amounts previously deferred in accumulated other comprehensive income, and the effects of settlements) are netted and presented as a single amount in the accompanying consolidated statements of operations.

Foreign Currency Gains and Losses

The local currency is the functional currency for the Company’s operations in Australia, New Zealand, Argentina, and Canada. For these operations, assets and liabilities are translated at the rates of exchange on the consolidated balance sheet date, while income and expense items are translated at average rates of exchange during the period. The resulting gains or losses arising from the translation of accounts from the functional currency into U.S. dollars are included as a separate component of shareholders’ equity in accumulated other comprehensive income (loss) until a partial or complete liquidation of the Company’s net investment in the foreign operation.

From time to time, the Company’s foreign operations may enter into transactions that are denominated in a currency other than their functional currency. These transactions are initially recorded in the functional currency of the subsidiary based on the applicable exchange rate in effect on the date of the transaction. On a monthly basis, these transactions are remeasured to an equivalent amount of the functional currency based on the applicable exchange rate in effect on the remeasurement date. Any adjustment required to remeasure a transaction to the equivalent amount of functional currency is recorded in the consolidated statements of operations of the foreign subsidiary as a component of foreign exchange gain or loss.

Foreign currency transaction gains and losses resulting from the remeasurement of long-term intercompany loans denominated in currencies other than a subsidiary’s functional currency are recognized as a component of accumulated other comprehensive income (loss) if a repayment of these loans is not anticipated. Foreign currency transaction gains and losses on the remeasurement of short-term intercompany loans denominated in currencies other than a subsidiary’s functional currency are recognized as a component of other income (expense).

Recently Adopted Accounting Standards

Consolidation

In February 2015, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This update makes changes to both the variable interest model and the voting model. While the ASU is aimed at asset managers, it will affect all reporting entities involved with limited partnerships or similar entities. In some cases, consolidation conclusions will change. In other cases, reporting entities will need to provide additional disclosures about entities that currently are not considered Variable Interest Entities (VIEs), but will be considered VIEs under the new guidance when they have a variable interest in those VIEs. Regardless of whether conclusions change or additional disclosure requirements are triggered, reporting entities will need to re-evaluate limited partnerships or similar entities for consolidation and revise their documentation. The standard was effective for public business entities for annual periods beginning after December 15, 2015. The Company adopted ASU 2015-02 effective January 1, 2016. Adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Presentation of Financial Statements Going Concern

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40), which requires management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles of current U.S. auditing standards. Specifically, ASU 2014-15 (1) provides a definition of the term “substantial doubt”, (2) requires an evaluation every reporting period, including interim periods, (3) provides principles for considering the mitigating effect of management’s plans, (4) requires certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) requires an express statement and other disclosures when substantial doubt is still present, and (6) requires an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). ASU 2014-15 was effective for fiscal years ending after December 15, 2016. During the fourth quarter of 2016, the Company adopted ASU 2014-15 and, after performing the evaluation outlined in ASU 2014-15, determined that no disclosures were required to its consolidated financial statements.

Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share, (Topic 820), regarding investments held at net asset value per share (“NAV”). This guidance states that investments that are valued using NAV as a practical expedient estimate to fair value no longer have to be classified within the fair value hierarchy. ASU 2015-07 will eliminate the majority of the fair value disclosures for any investments that a company holds at NAV as a practical expedient. The new guidance was effective for public entities for fiscal years beginning after December 15, 2015. The Company adopted ASU 2015-07 effective January 1, 2016. The adoption of the standard did not have a material effect on the Company’s disclosures included in its consolidated financial statements.

Future Adoption of Accounting Standards

Clarifying the Definition of a Business

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606, Revenue from Contracts with Customers. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. ASU 2017-01 will be applied prospectively to any transactions occurring within the period of adoption. Early adoption is permitted, including for interim or annual periods in which the financial statements have not been issued or made available for issuance. The Company early adopted ASU 2017-01 as of the beginning of its fiscal year 2017.

Compensation - Retirement Benefits

In March 2017 the FASB issued ASU 2017-07, Compensation - Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07). This update requires that the service cost component of net periodic pension and other postretirement

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

benefits (OPEB) (income) expense be presented in the same income statement line item as other employee compensation costs, while the remaining components of net periodic pension and OPEB (income) expense are to be presented outside operating income. Retrospective application of the change in income statement presentation is required, while the change in capitalized benefit cost is to be applied prospectively. ASU 2017-07 is effective for public business entities for fiscal years beginning after December 15, 2017. Early adoption is permitted in the first financial statements (interim or annual) issued for a fiscal year, provided all provisions of the ASU (income statement presentation and capitalization of service cost) are adopted. The Company’s adoption of ASU 2017-07 will result in the reclassification of non-service cost components, as disclosed in Note 16, from “Selling, general and administrative” expense to “Other income, net” for all periods presented in the consolidated statements of operations.

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update eliminates step two of the goodwill impairment test, and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. For public business entities that are SEC filers, this ASU is effective for annual and any interim impairment tests for periods beginning after December 15, 2019. Public business entities that are not SEC filers should apply the new guidance to annual and any interim impairment tests for periods beginning after December 15, 2020. Early adoption is allowed for all entities as of January 1, 2017, for annual and any interim impairment tests occurring after January 1, 2017. The Company believes the adoption of ASU 2017-04 will not have a material effect on its consolidated financial statements.

Statement of Cash Flows, Restricted Cash

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. Under this new guidance, entities will be required to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet is required. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company believes the adoption of ASU 2016-18 will not have a material effect on its consolidated cash flows statement.

Statement of Cash Flows, Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued Cash Payments (a consensus of the Emerging Issues Task Force) (ASU 2016-15), which clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows. The guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. This new guidance is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. Entities will have to apply the guidance retrospectively, but if it is impracticable to do so for an issue, the amendments related to that issue would be applied prospectively. The

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Company believes the adoption of this ASU will not have a material effect on its consolidated cash flows statement.

Stock Compensation, Improvements to Employee Share-Based Payment Accounting

In March 2016, the FASB issued Compensation—Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). Under this ASU, entities will be required to recognize the income tax effects of awards in the income statement when the awards vest or are settled (i.e., additional paid-in capital or APIC pools will be eliminated). The guidance on employers’ accounting for an employee’s use of shares to satisfy the employer’s statutory income tax withholding obligation and for forfeitures is changing. The guidance is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted in any annual or interim period for which financial statements haven’t been issued or made available for issuance, but all of the guidance must be adopted in the same period. The Company believes the adoption of ASU 2016-09 will not have a material effect on its consolidated financial statements.

Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The update primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. For public companies, the amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company believes the adoption of ASU 2016-01 will not have a material effect on its consolidated financial statements.

Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships

In March 2016, the FASB issued ASU 2016-05, Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships (a consensus of the FASB Emerging Issues Task Force). ASU 2016-05 clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require de-designation of that hedging relationship provided that all other hedge accounting criteria (including those in paragraphs 815-20-35-14 through 35-18) continue to be met. For public companies, the amendments in ASU 2016-05 are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity has an option to apply the amendments in ASU 2016-05 on either a prospective basis or a modified retrospective basis. The Company believes that the adoption of ASU 2016-05 will not have a material impact on its consolidated financial statements.

Lease accounting

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The following are some of the key provisions of this update:

Lessees will need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue recognition standard. Similar to today, lessors will classify leases as operating, direct financing, or sales-type.

Existing sale-leaseback guidance, including guidance applicable to real estate, is replaced with a new model applicable to both lessees and lessors. A sale-leaseback transaction will qualify as a sale only if (1) it meets the sale guidance in the new revenue recognition standard, (2) the leaseback is not a finance lease or a sales-type lease, and (3) a repurchase option, if any, is priced at the asset’s fair value at the time of exercise and the asset is not specialized. If the transaction fails sale treatment, the buyer and seller will reflect it as a financing.

For public business entities, the standard is effective for fiscal years and interim periods beginning after December 15, 2018. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition, and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. The Company is currently evaluating the potential impact of adopting ASU 2016-02 on its consolidated financial statements.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, to clarify the principles used to recognize revenue for all entities. ASU 2014-09 provides new guidance related to the core principle that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. During 2016, the FASB issued additional ASUs to clarify certain aspects of ASU 2014-09, including ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net) in March 2016, and ASU 2016-10, Identifying Performance Obligations and Licensing in April 2016. For public companies, this new guidance is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual periods beginning after December 15, 2016, including interim periods within that reporting period. The Company will adopt this guidance in the first quarter of 2018 applying the modified retrospective method. The Company is currently evaluating the potential impact of adopting ASU 2014-09 on its consolidated financial statements.

3. Equity-Method Investments

During 2010, the Company, through its wholly owned subsidiaries, made total cash investments of $46.2 million in two newly-formed Hong Kong entities, China Merchants Americold Holdings Logistics Company Limited (CMAL) and China Merchants Americold Holdings Company Limited (CMAH, together with CMAL, the Joint Venture). Through these subsidiaries, the Company acquired a 49% interest in the Joint Venture, while China Merchants Holdings International Company (CMHI) acquired the remaining 51% interest in the Joint Venture. CMHI is a Hong Kong based entity that is part of the China Merchants Group. Other

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3. Equity-Method Investments (continued)

affiliates of CMHI subsequently purchased 50,000 shares of the Company’s Series B Preferred Shares. As such, CMHI is considered a related party of the Company. The Joint Venture was formed with the purpose of acquiring, owning, and operating temperature-controlled warehouses, primarily in the People’s Republic of China. During 2015, the Company made an additional capital contribution of $1.3 million for general corporate purposes to the Joint Venture. As of December 31, 2016, the Joint Venture operated 13 warehouses in the People’s Republic of China.

The Company translates amounts in Chinese yuan to U.S. dollars when accounting for its interest in the Joint Venture. As a result, the Company must also adjust the carrying value of its investment in the Joint Venture for its proportionate share of the cumulative unrealized foreign currency translation gains and losses each period. The Company accounts for its investment in the Joint Venture as an equity-method investment, as the Company can exert significant influence over the operations of the Joint Venture, but cannot control it. In accounting for its interest in the Joint Venture as an equity-method investment, the Company includes its proportionate share of the Joint Venture’s net income or loss as an increase or decrease in the carrying value of the equity-method investment. In addition, the Company continuously monitors its investment in the Joint Venture to determine whether an other-than-temporary decline in the investment value has occurred. There were no impairment charges related to the Joint Venture in 2016 and 2015.

For the year ended December 31, 2014, a charge of $15.4 million, net of tax, was included in the Company’s net loss to account for its proportionate share of the Joint Venture’s impairment of certain property, plant and equipment, goodwill, trademark and customer relationships. This charge, which was included in the “loss from partially owned entities” line on the accompanying consolidated statements of operations for the year ended December 31, 2014, was driven by unfavorable changes in cold storage and logistics market conditions and the loss of key customers during 2014.

The condensed summary financial information for the Company’s Joint Venture is as follows:

	2016
Condensed results of operations	CMAL	CMAH	Total
	(In thousands)
Revenues	$34,945	$9,389	$44,334
Operating (loss) income	(2,184)	4,281	2,097
Net (loss) income	(2,645)	2,791	146
Company’s (loss) income from partially owned entities	(1,396)	1,268	(128)

	2015
Condensed results of operations	CMAL	CMAH	Total
	(In thousands)
Revenues	$39,310	$8,299	$47,609
Operating (loss) income	(3,696)	805	(2,891)
Net (loss) income	(4,376)	205	(4,171)
Company’s (loss) income from partially owned entities	(3,712)	174	(3,538)

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3. Equity-Method Investments (continued)

	2014
Condensed results of operations	CMAL	CMAH	Total
	(In thousands)
Revenues	$41,523	$7,273	$48,796
Operating loss	(28,551)	(15,176)	(43,727)
Net loss	(30,334)	(12,021)	(42,355)
Company’s loss from partially owned entities	(14,317)	(5,673)	(19,990)

	2016
Condensed balance sheets information	CMAL	CMAH	Total
	(In thousands)
Property, plant and equipment, net	$14,397	$24,754	$39,151
Cash and cash equivalent	11,827	1,031	12,858
Accounts receivable	5,881	1,500	7,381
Goodwill and other intangible assets	14,902	356	15,258
Due from related parties	2,059	10,773	12,832
Other assets	8,339	2,366	10,705

Total assets	$57,405	$40,780	$98,185

Debt	$12,942	$10,760	$23,702
Accounts payable	2,179	290	2,469
Due to related parties	12,913	2,580	15,493
Other liabilities	9,243	3,322	12,565

Total liabilities	$37,277	$16,952	$54,229

Equity including non-controlling interest	$20,128	$23,828	$43,956
Company’s equity investment	$9,861	$10,535	$20,396

	2015
Condensed balance sheets information	CMAL	CMAH	Total
	(In thousands)
Property, plant and equipment, net	$17,827	$27,051	$44,878
Cash and cash equivalent	3,898	1,556	5,454
Accounts receivable	8,531	1,232	9,763
Goodwill and other intangible assets	15,933	391	16,324
Due from related parties	2,106	2,673	4,779
Other assets	10,071	6,591	16,662

Total assets	$58,366	$39,494	$97,860

Debt	$15,407	$11,913	$27,320
Accounts payable	5,085	155	5,240
Due to related parties	3,909	2,242	6,151
Other liabilities	9,831	3,546	13,377

Total liabilities	$34,232	$17,856	$52,088

Equity including non-controlling interest	$24,134	$21,638	$45,772
Company’s equity investment	$11,826	$9,839	$21,665

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

3. Equity-Method Investments (continued)

The Company has an investment in another joint venture that is also accounted for as an equity-method investment since the Company can exert significant influence over the operations, but cannot control the joint venture. The carrying amount of this other investment was $2.0 million as of December 31, 2016 and 2015, respectively.

4. Goodwill and Intangible Assets

The changes in the carrying amount of the Company’s goodwill by reportable segment for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Warehouse	Third-party managed	Transportation	Total
	(In thousands)
December 31, 2013	$176,338	$3,304	$12,614	$192,256
Impact of foreign currency translation	(2,055)	5	(107)	(2,157)

December 31, 2014	174,283	3,309	12,507	190,099
Impact of foreign currency translation	(2,785)	(130)	(259)	(3,174)

December 31, 2015	171,498	3,179	12,248	186,925
Impact of foreign currency translation	196	(123)	(56)	16
Write-offs	(112)	—	(24)	(136)

December 31, 2016	$171,582	$3,056	$12,168	$186,805

The write-offs in the table above relates to the residual goodwill allocated to the Company’s operations in Argentina.

The indefinite lived trade name asset was $15.1 million as of December 31, 2016 and 2015. Intangible assets and liabilities subject to amortization as of December 31, 2016 and 2015 are as follows:

	Customer relationships	Below-market leases
	(In thousands)
Gross	$33,788	$12,830
Accumulated Amortization	(26,573)	(5,144)
Impairment	—	(3,704)

Net, December 31, 2015	$7,215	$3,982

Gross	$33,788	$9,126
Accumulated Amortization	(28,395)	(5,341)

Net, December 31, 2016	$5,393	$3,785

During 2015, the Company determined it was probable it would not renew the lease for one of its domestic cold storage operations in the Warehouse segment, for which the Company had previously recognized a below market lease intangible asset (BMLA). In September 2015, the Company elected not to renew its option to extend this lease and, therefore, recognized a write-off charge of $3.7 million in the “Impairment of intangible assets and long-lived assets” line of the accompanying consolidated statement of operations for the year ended December 31, 2015. There were no such impairments in 2016.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

4. Goodwill and Intangible Assets (continued)

The following table describes the estimated amortization of intangible assets for the next five years and thereafter. In addition, the table describes the net impact on rent expense due to the amortization of below-market leases for the next five years and thereafter:

	Estimated Amortization of Intangible Assets	Estimated Net Increase to Lease Expense Related to Amortization of Below-Market Leases
	(In thousands)
Years Ending December 31:
2017	$932	$151
2018	843	151
2019	753	151
2020	666	151
2021	577	151
Thereafter	1,622	3,030

Total	$5,393	$3,785

5. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses as of December 31, 2016 and 2015 were as follows:

	2016	2015
	(In thousands)
Trade payables	$64,428	$49,770
Accrued workers’ compensation expenses	36,901	39,621
Accrued payroll	19,138	16,226
Accrued vacation and long service leave	14,203	13,664
Accrued health benefits	8,367	7,623
Accrued property taxes	13,908	13,046
Goods received not invoiced	9,074	10,771
Accrued utilities	6,332	6,136
Taxes payable	(328)	4,805
Other accrued expenses	38,446	50,337

	$210,469	$211,999

6. Redeemable Preferred Shares

Series A Cumulative Non-Voting Preferred Shares

In January 2009, the Company issued 125 Series A Cumulative Non-Voting Preferred Shares of beneficial interest, par value $0.01 per share (Series A Preferred Shares) for proceeds of $0.1 million. The Series A Preferred Shares may be redeemed by the Company at any time by notice for a price, payable in cash, equal to 100.0% of each share’s liquidation value of $1,000, plus all accrued and unpaid dividends, plus, if

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6. Redeemable Preferred Shares (continued)

applicable, a redemption premium. As of December 31, 2016, the Company may redeem the Series A Preferred Shares without payment of a redemption premium. Holders of the Series A Preferred Shares are entitled to receive dividends semiannually at a per annum rate equal to 12.5% of the liquidation value.

Series B Cumulative Convertible Voting Preferred Shares

During 2010, the Company’s Board of Trustees approved a series of agreements and documents that effected the conversion of 375,000 authorized and unissued preferred shares of the Company into 375,000 Series B Cumulative Convertible Voting Preferred Shares of beneficial interest, par value $0.01 per share (Series B Preferred Shares), and simultaneously authorized the sale and issuance of the 375,000 Series B Preferred Shares. On December 15, 2010, the Company issued 375,000 of the Series B Preferred Shares for proceeds of $368.5 million. Of this amount, 325,000 Series B Preferred Shares were issued to affiliates of the Goldman Sachs Group (Goldman) and 50,000 Series B Preferred Shares were issued to an affiliate of CMHI. As discussed in Note 3, affiliates of CHMI are also the majority partner in the Company’s Joint Venture.

The Series B Preferred Shares contain certain conversion features, the terms of which are dependent upon the nature of the conversion event. At each holder’s option, the Series B Preferred Shares may be converted into a number of the Company’s common shares of beneficial interest (common shares), the conversion rate being based upon a variable price index, as defined. As of December 31, 2016, each Series B Preferred Share was convertible at the holder’s option into approximately 88 of the Company’s common shares. If all holders of the Series B Preferred Shares had elected to convert all of their shares in this manner on December 31, 2016, approximately 33,240,000 common shares of the Company would have been issued for the 375,000 Series B Preferred Shares. The Series B Preferred Shares contain certain preemptive rights, anti-dilution provisions, and protections in the event of a recapitalization. The Series B Preferred Shares have the equivalent voting rights as the common shares. The Series B Preferred Shares are senior to any junior securities, and upon a qualifying liquidation event, as defined, each holder of the Series B Preferred Shares would receive the greater of $1,000 cash per share, plus all accrued and unpaid dividends, or the payment that would be paid in connection with such liquidation event in respect of the number of common shares into which such Series B Preferred Shares could be converted.

Holders of the Series B Preferred Shares are entitled to a 5.0% annual fixed cash dividend (Fixed Dividend) based on the liquidation preference of $1,000 per share plus all accrued and unpaid dividends. Additionally, the holders of the Series B Preferred Shares are entitled to participate in dividends paid to holders of the Company’s common shares by receiving a dividend in an amount and in a kind equal to and equivalent to what the holder would have received had such holder held the number of common shares for such common share dividend into which the Series B Preferred Share could be converted on the record date (Participating Dividend). Beginning in 2011, and each year thereafter, if Participating Dividends paid annually to the holders of the Series B Preferred Share do not equal or exceed 2.5% of the $1,000 per share liquidation preference, then holders are entitled to a dividend for the shortfall. Dividends are only payable when declared by the Company’s Board of Trustees, but accrued and unpaid dividends are cumulative and payable upon any conversion or redemption event, as defined, for the Series B Preferred Shares. There were no accrued or unpaid Fixed Dividends to the holders of the Series B Preferred Shares as of December 31, 2016 and 2015, respectively.

In the event that the Company completes a qualifying Initial Public Offering (IPO), each outstanding Series B Preferred Share plus any accrued and unpaid dividends will be automatically converted into the Company’s common shares based on the then-existing conversion price. In the event that the Company

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

6. Redeemable Preferred Shares (continued)

completes a non-qualifying IPO, each outstanding Series B Preferred Share will be automatically converted into one Series C Preferred Share. A qualifying IPO is defined as an IPO in which a) the aggregate gross proceeds to the Company are at least $250 million (before deduction of underwriting discounts, commissions and expenses), and b) the offering price per common shares is greater than or equal to 135% of the Series B Preferred Share’s conversion price in effect upon the consummation of such qualified IPO.

Upon the occurrence of the tenth anniversary of the issuance date of the Series B Preferred Shares, December 15, 2020, and each subsequent anniversary thereafter, the holders of the Series B Preferred Shares outstanding on the redemption date may, at their option, require the Company to redeem the Series B Preferred Shares in, at the Company’s option, either cash or the Company’s common shares based on the current market price. The redemption value upon such an event will be $1,000 per share, plus all accrued and unpaid dividends. Separately, upon a change in control event, the Series B Preferred Shares will be redeemable, at the option of the holder, at 101% of the liquidation preference for cash.

Given that the Series B Preferred Shares are redeemable at the option of the holder on the tenth anniversary of the issuance date, the Company is required to classify these shares in mezzanine equity.

The carrying amount of the Series B Preferred Shares was initially recorded net of discount and offering costs totaling approximately $10.0 million. The carrying amount is increased by periodic accretions through accumulated deficit and distributions in excess of net earnings in the consolidated statements of shareholders’ equity, so that the carrying amount will equal the mandatory redemption value as of December 15, 2020, plus any accrued and unpaid dividends. As of December 31, 2016 and 2015, the carrying amount of the Series B Preferred Shares was $371.9 million and $371.0 million, respectively.

Series C Convertible Voting Preferred Shares

Contemporaneously with the authorization of the conversion and issuance of the Series B Preferred Shares by the Board of Trustees discussed above, the Board of Trustees also authorized the conversion of an additional 375,000 authorized and unissued preferred shares into 375,000 Series C Convertible Voting Preferred Shares (Series C Preferred Shares). As discussed above, the Series C Preferred Shares are potentially issuable to the holders of the Series B Preferred Shares upon conversion in connection with a non-qualifying IPO. As of December 31, 2016 and 2015, no Series C Preferred Shares were issued or outstanding.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7. Debt

The Company’s outstanding borrowings as of December 31, 2016 and 2015 are as follows:

				2016		2015
	Maturity	Coupon Interest Rate	Effective Interest Rate	Carrying Amount	Fair Value[1]	Carrying Amount	Fair Value[1]
				(In thousands)
2015 Revolving Line of Credit[2]	12/2018	L+3.00%	3.61%	$28,000	$28,000	$—	$—

2006 Mortgage Notes collateralized by:
4 warehouses—2006 Pool 1A tranche	12/2016	5.55%	6.00%	$—	$—	$194,000	$195,935
4 warehouses—2006 Pool 1B tranche	12/2016	5.43%	6.00%	—	—	65,700	66,357
7 warehouses—2006 Pool 1C tranche	12/2016	5.43%	6.00%	—	—	115,300	116,453
2010 Mortgage Notes cross-collateralized and cross-defaulted by 48 warehouses:
Component A-1	1/2021	3.86%	4.40%	73,619	75,828	89,493	91,730
Component A-2-FX	1/2021	4.96%	5.38%	150,334	162,361	150,334	161,609
Component A-2-FL2	1/2021	L+1.51%	2.90%	74,899	76,083	78,439	77,851
Component B	1/2021	6.04%	6.48%	60,000	66,450	60,000	64,950
Component C	1/2021	6.82%	7.28%	62,400	69,420	62,400	68,328
Component D	1/2021	7.45%	7.92%	82,600	87,969	82,600	90,034
2013 Mortgage Notes cross-collateralized and cross-defaulted by 15 warehouses:
Senior note	5/2023	3.81%	4.14%	200,252	201,455	206,032	212,919
Mezzanine A	5/2023	7.38%	7.55%	70,000	68,436	70,000	71,411
Mezzanine B	5/2023	11.50%	11.75%	32,000	31,351	32,000	33,257
2015 Term Loans:
Term Loan B2	12/2022	L+4.75%	6.38%	704,833	704,833	325,000	318,500
Australia Term Loan[2]	6/2020	BBSY+1.40%	4.84%	146,789	148,803	148,068	148,638
New Zealand Term Loan[2]	6/2020	BKBM+1.40%	5.57%	30,615	31,031	30,105	30,216
Less deferred financing costs				(28,473)	n/a	(23,102)	n/a
Less debt discount				(7,443)	n/a	(7,827)	n/a

Total Mortgage Notes and Term Loans, net				$1,652,425	$1,724,020	$1,678,542	$1,748,188

(1)	The carrying amount of the 2015 Revolving Line of Credit approximates its fair value due to the short-term maturity of the instrument. See Note 11 for information on the determination of fair value for other outstanding borrowings.
(2)	L = one-month LIBOR; BBSY= Bank Bill Swap Bid Rate (applicable in Australia); BKBM = Bank Bill Reference Rate (applicable in New Zealand).

2015 Revolving Line of Credit

On December 1, 2015 (Closing Date), the Company entered into a credit agreement with various lenders (Lenders) for a term loan of an aggregate principal amount of $325.0 million (Original Term Loan B) and a $135.0 million revolving credit facility (2015 Revolving Line of Credit). Refer to the section below for information on the term loan. Borrowings under the 2015 Revolving Line of Credit originally bore interest at an Applicable Margin, as defined in the credit agreement, of 3.25% per year plus one-month London Interbank Offering Rate (LIBOR). The 2015 Revolving Line of Credit matures on December 1, 2018. The Company has the option to extend the original maturity date of the 2015 Revolving Line of Credit to December 1, 2019, subject to certain conditions. The Applicable Margin varies between (i) in the case of LIBOR-based loans, 3.00% and 3.50%, and (ii) in the case of base rate loans, 2.00% and 2.50%, in each case, based on changes in the Company’s credit ratings. In addition, any undrawn portion of the 2015 Revolving Line of Credit is subject to an annual 0.40% commitment fee. Approximately $38.5 million of the 2015 Revolving Line of Credit were immediately

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7. Debt (continued)

pledged as collateral for certain letters of credit outstanding as of December 1, 2015, effectively replacing the collateral pledged under an older revolving line of credit that the Company paid off using the proceeds from the ANZ Loans, as defined below. The 2015 Revolving Line of Credit pledged as collateral for the letters of credit outstanding was reduced to $35.3 million as of December 31, 2016, thus increasing the borrowing capacity under this revolving credit facility.

The Company has the right at any time to solicit commitments from the Lenders for increases in the size of the 2015 Revolving Line of Credit. In connection with entering into the agreement for the 2015 Revolving Line of Credit, the Company capitalized direct transaction-related costs and expenses of approximately $3.0 million as debt issuance costs, which the Company amortizes as interest expense under the effective interest method. These debt issuance costs are included in “Other assets” in the consolidated balance sheet as of December 31, 2016.

On April 22, 2016, the Company entered into a Joinder Agreement with the Lenders to increase the size of the 2015 Revolving Line of Credit by $15.0 million, for a total Lenders’ commitment of $150.0 million. The Company capitalized approximately $0.1 million in debt issuance costs as a result of this transaction. Refer to Note 22 for information on another increase in the size of 2015 Revolving Line of Credit after the balance sheet date.

On July 19, 2016, Moody’s Investor Services upgraded the rating for the Company to B2 from B3. As a result, the Applicable Margin on the 2015 Revolving Line of Credit was lowered to 3.00% per year plus one-month (LIBOR).

Term Loan B

The Original Term Loan B bore interest at 5.50% per year plus one-month LIBOR with a 1% floor. The Company used the net proceeds of $314.4 million from the Original Term Loan B, after deducting a 2% original issue discount (OID) and certain arrangement and structuring fees, to repay a portion of the 2006 Mortgage Notes—Pool 2 tranche. The Company repaid the balance of the 2006 Mortgage Notes—Pool 2 tranche and certain other loans with the release of cash that was used as collateral for certain letters of credit under an older revolving line of credit, the return of restricted cash on the 2006 Mortgage Notes—Pool 2 tranche, and liquidity on hand as of the Closing Date. In connection with entering into the agreement for the Original Term Loan B, the Company capitalized direct transaction-related costs and expenses of approximately $5.6 million as debt issuance costs, which are classified as a contra-liability to the “Mortgage notes and term loans” line item of the consolidated balance sheet as of December 31, 2016.

On July 18, 2016 (1st Amendment), the Company amended its credit agreement with the Lenders to secure incremental borrowings of $385.0 million and re-price the Original Term Loan B (Amended Term Loan B, and together with the Original Term Loan B, Term Loan B). The aggregate principal amount of the Term Loan B of $708.4 million, after principal amortization from the Closing Date through the 1st Amendment, bears interest at an Applicable Margin, as defined in the 1st Amendment, of 4.75% per year plus one-month LIBOR with a 1.00% floor, and must be repaid in quarterly installments of $1.8 million from September 30, 2016, with a final payment of the balance due on December 1, 2022. The net proceeds from the incremental borrowings under the Amended Term Loan B of $373.5 million, after deducting a 0.50% OID for the expansion of the borrowing base and certain arrangement and structuring fees, were used to repay the 2006 Mortgage Notes—Pool 1A, 1B and 1C. As part of this amendment, the Company incurred $9.3 million of debt issuance

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7. Debt (continued)

costs, of which $6.8 million were capitalized and classified as a contra-liability to the “Mortgage notes and term loans” line item of the consolidated balance sheet as of December 31, 2016, and the remainder expensed as “Loss on debt extinguishment and modification” in the consolidated statement of operations for year ended December 31, 2016. In addition, the Company incurred and capitalized as contra-liability $3.2 million soft call premium on the re-pricing of the Original Term Loan B.

The Term Loan B can be prepaid without premium or penalty, except for a prepayment effected within six months from the 1st Amendment that would result into a decrease of its effective yield. The Term Loan B is guaranteed by a stock pledge from the Company, which has the right at any time to solicit commitments from the Lenders for increases in the size of the Term Loan B.

The Term Loan B and the 2015 Revolving Line of Credit are structured with a borrowing capacity concept that allows the Company to borrow against its owned real estate assets, ground, capital and operating leased assets, with credit given for income from managed third-party properties, and transportation services. The total net aggregate carrying value of the warehouses encumbered by the Amended Term Loan B and 2015 Revolving Line of Credits as of December 31, 2016 was $698.0 million.

Fortress Investment Group, LLC, which in partnership with investment funds affiliated with The Yucaipa Companies owns approximately 100% of the Company’s common shares through their combined investments in YF ART Holdings L.P., funded $30.0 million of the Amended Term Loan B.

Refer to Note 22 for information on a second amendment to the credit agreement with the Lenders after the balance sheet date.

ANZ Loans

On June 26, 2015, the Company entered into separate Senior Secured Facility Agreements (the “Australia Term Loan” and “New Zealand Term Loan”, collectively the “ANZ Loans”) providing the Company with two five-year interest only term loans of AUD$203.0 million and NZD$44.0 million, respectively (approximately $157.0 million and $30.4 million, respectively, based on the relevant foreign currency exchange rates on that date). At issuance, both loans had variable interest rates based on the relevant country’s bank bill reference rate plus an interest rate margin of 185 basis points (bps). In connection with entering into the agreement for the ANZ Loans, the Company capitalized direct transaction-related costs and expenses of approximately $6.3 million as debt issuance costs. The net proceeds from the ANZ Loans were used to repay certain outstanding third-party loans, intercompany borrowings, and for general corporate purposes.

The ANZ loans are collateralized by mortgage notes on certain assets of the Company’s operations in Australia and New Zealand, and are not cross-collateralized. The total net aggregate carrying value of the warehouses encumbered by the ANZ Loans as of December 31, 2016, was $172.0 million.

On October 16, 2015, the Senior Secured Facility Agreements were amended and additionally syndicated to participating lenders, except for 2.50% of the Australia Term Loan and 31.80% of the New Zealand Term Loan. The amended Senior Secured Facility Agreements reduced the interest rate margin from 185 bps to 140 bps for the ANZ Loans. Upon syndication and reduction of the interest rate margin, the Company paid a fee of approximately $1.7 million to the lender, which was recorded as a deferred financing cost in the balance sheet.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7. Debt (continued)

In conjunction with entering into the agreement for the ANZ Loans, the Company entered into two interest rate swap contracts to reduce its exposure to fluctuations in cash flows due to changes in the variable interest rates related to 75% of the ANZ Loans. See Note 8 for more information on these derivative contracts.

2013 Mortgage Notes

On May 1, 2013, the Company entered into a mortgage financing in an aggregate principal amount of $322.0 million (2013 Mortgage Notes). The debt consists of a senior debt note and two mezzanine notes. The components are cross-collateralized and cross-defaulted. No principal payments are required on the mezzanine notes until the stated maturity date of May 2023. The senior debt note requires monthly principal payments. The interest rates on the notes are fixed and range from 3.81% to 11.50%. The proceeds were used to defease the Pool 3 tranche of the 2006 Mortgage Notes.

The 2013 Mortgage Notes are collateralized by 15 warehouses. The total net aggregate carrying value of the warehouses as of December 31, 2016 was $142.3 million. The terms governing the 2013 Mortgage Notes require the Company to maintain certain cash amounts in accounts that are restricted as to their use for the respective warehouses. As of December 31, 2016 and 2015, the amount of restricted cash associated with the 2013 Mortgage Notes was $4.5 million and $3.1 million, respectively. Additionally, if the borrowers do not maintain certain financial thresholds, including a debt service coverage ratio, the cash generated will further be temporarily restricted and limited to the use for scheduled debt service and operating costs.

2010 Mortgage Notes

On December 15, 2010, the Company entered into a mortgage financing in an aggregate principal amount of $600.0 million (2010 Mortgage Notes). The debt includes six separate components, which are comprised of independent classes of certificates and seniority. The components are cross-collateralized and cross-defaulted. No principal payments are required on five of the six components until the stated maturity date of January 2021 and one component requires monthly principal payments. The interest rates on five of the six components are fixed, and range from 3.86% to 7.45%. One component has a variable interest rate equal to the one-month LIBOR plus a premium of 1.51%, with the one-month-LIBOR subject to a floor of 1.00% per annum. In addition, the Company maintains an interest rate cap on the variable tranche in accordance with the loan documents. LIBOR is capped at 6.00% under the derivative instrument in place, and the fair value of the interest rate cap was nominal at December 31, 2016 and 2015. As of December 31, 2016, the one-month LIBOR was 0.77%, and the weighted-average interest rate on all of the 2010 Mortgage Notes was 5.20%. A loan servicing fee of 0.01% per annum is payable to the loan servicing agent.

The 2010 Mortgage Notes were initially collateralized by 53 warehouses. In 2014, the Company sold one of the warehouses collateralizing the 2010 Mortgage Notes. The warehouse was sold for $9.5 million, which approximated book value, and $6.0 million of the proceeds was used to pay down the 2010 Mortgage Notes. In 2015, the Company sold three other warehouses collateralizing the 2010 Mortgage Notes. These other warehouses were sold for an aggregate amount of $9.4 million, which approximated book value, and $6.1 million of the proceeds was used to pay down the 2010 Mortgage Notes. In 2016, the Company sold one warehouse with a book value of $1.3 million for $0.8 million, and used $0.6 million of the net proceeds to pay down the 2010 Mortgage Notes. As of December 31, 2016, the aggregate carrying value of the remaining 48 warehouses was $679.8 million. The terms governing the 2010 Mortgage Notes require the Company to maintain certain cash amounts in accounts that are restricted as to their use for the respective warehouses. As of December 31, 2016

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7. Debt (continued)

and 2015, the amount of restricted cash associated with the 2010 Mortgage Notes was $14.7 million and $16.0 million, respectively. Additionally, if the borrowers do not maintain certain financial thresholds, including a debt service coverage ratio, the cash generated will further be temporarily restricted and limited to the use for scheduled debt service and operating costs.

Debt Covenants

The Company’s 2015 Revolving Line of Credit and mortgage notes require financial statements reporting, periodic requirements to report compliance with established thresholds and performance measurements, and affirmative and negative covenants that govern allowable business practices of the Company. The affirmative and negative covenants include continuation of insurance, maintenance of collateral, the maintenance of REIT status, and the Company’s ability to enter into certain types of transactions or exposures in the normal course of business. The 2015 Revolving Line of Credit requires compliance with other financial covenants on a quarterly or on occurrence basis, including a leverage ratio, a fixed-charge coverage ratio, a maximum dividend payout threshold, and earnings thresholds, as defined. The mortgage notes also require compliance with other financial covenants, including a debt coverage ratio and cash flow calculation, as defined above. As of December 31, 2016, the Company was in compliance with all debt covenants.

The aggregate maturities of the Company’s total indebtedness as of December 31, 2016, including amortization of principal amounts due under the Term Loan B and mortgage notes for each of the next five years and thereafter, are as follows:

(In thousands)
Years Ending December 31:
2017	$29,792
2018	58,875
2019	32,011
2020	210,589
2021	446,007
Thereafter	939,067

Subtotal	1,716,341
Unamortized discount	(7,443)
Unamortized deferred financing costs	(28,473)

Total	$1,680,425

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

7. Debt (continued)

Special Purpose Entity (SPE) Separateness

Each of the Company’s legal entities listed in the table below is a special purpose, bankruptcy remote entity, meaning that such entity’s assets and credit are not available to satisfy the debt and other obligations of either the Company or any of its other affiliates.

Legal Entity/SPE	Related Obligation

ART Mortgage Borrower Propco 2010—4 LLC
ART Mortgage Borrower Propco 2010—5 LLC
ART Mortgage Borrower Propco 2010—6 LLC	2010 Mortgage Notes
ART Mortgage Borrower Opco 2010—4 LLC
ART Mortgage Borrower Opco 2010—5 LLC
ART Mortgage Borrower Opco 2010—6 LLC

ART Mortgage Borrower Propco 2013 LLC	2013 Mortgage Notes
ART Mortgage Borrower Opco 2013 LLC

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of each legal entity in the table above are included in the Company’s consolidated financial statements. Because each legal entity is separate and distinct from the Company and its affiliates, the creditors of each legal entity have a claim on the assets of such legal entity prior to those assets becoming available to the legal entity’s equity holders and, therefore, to the creditors of the Company or its other affiliates.

8. Derivative Financial Instruments

At December 31, 2016, in addition to the interest rate cap with a nominal fair value described in Note 7, the Company’s derivative instruments included the following interest rate swap agreements designated as cash flow hedges:

Effective Date	Notional amount	Fixed Interest Rate Paid	Variable Interest Rate Received	Expiration Date
6/29/2015	AUD 152 million	2.66%	AU-BBR-BBSY (a)	6/26/2020
6/29/2015	NZD 33 million	3.53%	NZD-BBR-BID (b)	6/26/2020

(a)	Variable interest rate received is based on Australian Bank Bill Swap Bid Rate.
(b)	Variable interest rate received is based on New Zealand Bank Bill Swap Bid Rate.

The Company’s objectives for utilizing derivative instruments is to reduce its exposure to fluctuations in cash flows due to changes in the variable interest rates related to the ANZ Loans. The Company’s strategy to achieve that objective involves entering into interest rate swap contracts.

As of December 31, 2016 and 2015, the aggregate fair values of these cash flow hedges were $2.4 million and $2.1 million, respectively, which are included in the “Accounts payable and accrued expenses” line of the accompanying balance sheets. The Company determines the fair value of these derivative instruments using a present value calculation with significant observable inputs classified as Level 2 of the fair value hierarchy. Approximately $1.3 million of aggregate fair values as of December 31, 2016 represents the estimated unrealized loss that is expected to be reclassified out of accumulated other comprehensive income (AOCI) into

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

8. Derivative Financial Instruments (continued)

pre-tax earnings within the twelve months from the balance sheet date. The actual amounts reclassified into earnings are dependent on future movements in interest rates. The following table summarizes the impact of the Company’s cash flow hedges on the results of operations, comprehensive loss and AOCI for the years ended December 31, 2016 and 2015 (dollars in thousands):

Interest Rate Swaps Designated as Cash Flow Hedges	Loss Recognized as AOCI on Derivatives, Net of Tax (Effective Portion)	Consolidated Statements of Operations Classification	Loss Reclassified from AOCI into Earnings, Net of Tax (Effective Portion)
2016	$1,538	Interest expense	$1,139
2015	$1,468	Interest expense	$230

The Company’s derivatives have been designated as cash flow hedges; therefore, the effective portion of the changes in the fair value of derivatives will be recognized in AOCI. As the critical terms of the interest rate swaps match the underlying debt being hedged, no ineffectiveness is recognized on these swaps and, therefore, all unrealized changes in fair value are recorded in AOCI. The Company classifies cash inflows and outflows from derivatives within operating activities on the statement of cash flows. Amounts reclassified from AOCI into earnings related to realized gains and losses on interest rate swaps are recognized when interest payments or receipts occur related to the swap contracts, which correspond to when interest payments are made on the Company’s hedged debt.

9. Sale-Leasebacks of Real Estate

The Company’s outstanding sale-leaseback financing obligations of real estate-related long-lived assets as of December 31, 2016 and 2015 are as follows:

	Maturity	Interest Rate as of December 31, 2016	2016	2015
			(In thousands)
1 warehouse—2010	8/2030	10.34%	$19,579	$19,640
11 warehouses—2007	9/2017 to 9/2027	7.00%–19.59%	104,037	105,590
1 warehouse—1996	2/2016	4.65%	—	3,976

Total sale-leaseback financing obligations			$123,616	$129,206

In September 2010, the Company entered into a transaction by which it assigned to an unrelated third party its fixed price “in the money” purchase option of $18.3 million on a warehouse it was leasing in Ontario, California. The purchase option was exercised in September 2010, and the Company simultaneously entered into a new 20-year lease agreement with the new owner and received $1.0 million of consideration to use towards warehouse improvements. Under the terms of the new lease agreement, the Company will exercise control over the asset for more than 90% of the asset’s remaining useful life, and it has a purchase option within the last six months of the initial lease term at 95% of the fair market value as of the date such option is exercised. The transaction was accounted for as a financing whereby the Company recognized a long-lived asset equal to the purchase price of $18.2 million, a receivable of $1.0 million for the additional consideration, and a financing obligation of $19.2 million. During 2016 and 2015, the principal balance was amortized by nominal amounts. The long-lived asset is being depreciated on a straight-line basis over its remaining economic useful life and a proportionate amount of each periodic rental payment is being charged to interest expense on the effective-interest-rate method.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

9. Sale-Leasebacks of Real Estate (continued)

In September 2007, the Company completed a sale-leaseback of 11 warehouses for gross proceeds of $170.7 million. Concurrent with the sale, the Company agreed to lease the properties for various initial terms of 10 to 20 years. The rent increases annually by 1.75%. The lease terms can be extended up to four times at the discretion of the Company, each for a five-year period. The leases are guaranteed by an unsecured indemnity from a related party and the Company had the ability to extend the lease through a period which exceeds 90.0% of the assets’ remaining useful lives. The transaction was accounted for as a financing with an amount of each periodic rental payment being charged to interest expense. The assets continue to be reflected as long-lived assets and depreciated over their remaining useful lives. In July 2013, the lease agreements for six of the 11 warehouses were amended. The amendments extended the expiration date on four of the warehouse leases to September 27, 2027, reduced the annual rent increases from 1.75% to 0.50% on five of the warehouse leases and released the guarantee by the unsecured indemnity from the related party. All of the 11 warehouses subject to the sale-leaseback transaction continue to be accounted for as a financing.

In February 1996, the Company entered into a sale-leaseback agreement for one warehouse, which was accounted for as a financing. During 2011, the Company elected to extend the lease term for an additional five-year period ending in February 2016, with the option to purchase the property for fair market value in August 2016. The Company exercised its option and purchased the property on September 15, 2016 for $3.5 million. As a result, the Company recorded interest expense of $0.3 million to account for the difference between the purchase price of the warehouse and the balance of the lease obligation extinguished.

As of December 31, 2016, future minimum lease payments, inclusive of certain obligations to be settled with the residual value of related long-lived assets upon expiration of the lease agreement, of the sale-leaseback financing obligations are as follows:

(In thousands)
Years Ending December 31:
2017	$16,325
2018	16,575
2019	16,829
2020	17,087
2021	17,351
Thereafter	168,770

Total minimum payments	252,937
Interest portion	(129,321)

Present value of net minimum payments	$123,616

10. Lease Commitments

The Company has entered into capital and operating lease agreements for equipment and warehouses. The lease terms generally range from five to 20 years, with renewal or purchase options.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

10. Lease Commitments (continued)

As of December 31, 2016, future minimum lease payments under capital leases are as follows:

(In thousands)
Years Ending December 31:
2017	$8,304
2018	7,130
2019	4,824
2020	4,037
2021	2,910
Thereafter	8,502

Total minimum lease payments	35,707
Interest portion	(7,775)

Present value of net minimum payments	$27,932

As of December 31, 2016, future minimum lease payments under operating leases are as follows:

(In thousands)
Years Ending December 31:
2017	$27,345
2018	24,927
2019	20,830
2020	14,084
2021	6,690
Thereafter	22,264

Total minimum lease payments	$116,140

Rent expense, inclusive of month-to-month rental charges, for the years ended December 31, 2016, 2015 and 2014 was $40.4 million, $43.9 million and $49.0 million, respectively.

11. Fair Value Measurements

The Company categorizes assets and liabilities that are recorded at fair values into one of three tiers based upon fair value hierarchy. These tiers include: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3, defined as unobservable inputs that are not corroborated by market data. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and revolving line of credit approximate their fair values due to the short-term maturities of the instruments.

The Company’s mortgage notes, term loan and construction loans are reported at their aggregate principal amount less unamortized original issue discount and deferred financing costs on the accompanying

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

11. Fair Value Measurements (continued)

consolidated balance sheets. The fair value of these financial instruments is estimated based on the present value of the expected coupon and principal payments using a discount rate that reflects the projected performance of the collateral asset as of each valuation date. The inputs used to estimate the fair value of the Company’s mortgage notes, term loans and construction loans are comprised of Level 2 inputs, including senior industrial commercial real estate loan spreads, corporate industrial loan indexes, risk-free interest rates, and Level 3 inputs, such as future coupon and principal payments, and projected future cash flows of the collateral asset.

The Company’s financial assets and liabilities recorded at fair value on a recurring basis include certain investments included in cash equivalent money market funds and restricted cash assets. The Company’s cash equivalent money market funds and restricted cash assets are valued at quoted market prices in active markets for identical assets (Level 1), which the Company receives from the financial institutions that hold such investments on its behalf. The fair value hierarchy discussed above is also applicable to the Company’s pension and other post-retirement plans. The Company uses the fair value hierarchy to measure the fair value of assets held by various plans. Refer to Note 16 for the fair value of the pension plan assets. The Company recognizes transfers between levels within the hierarchy as of the beginning of the reporting period. There were no transfers between levels within the hierarchy for the years ended December 31, 2016, 2015 and 2014.

The Company’s assets and liabilities measured or disclosed at fair value are as follows:

		Fair Value
	Fair Value Hierarchy	December 31,
		2016	2015
		(In thousands)
Measured at fair value on a recurring basis:
Cash and cash equivalents	Level 1	$22,834	$33,431
Restricted cash	Level 1	40,096	47,977
Interest rate swap liability	Level 2	2,439	2,080
Assets held by various pension plans:
	Level 1	28,601	28,423
	Level 2	29,122	28,668
Measured at fair value on a non-recurring basis:
Long-lived assets held and used	Level 3	8,610	9,240
Disclosed at fair value:
Mortgage notes and term loans	Level 3	1,724,020	1,748,188

12. Dividends and Distributions

In order to comply with the REIT requirements of the IRC, the Company is generally required to make common share distributions (other than capital gain distributions) to its shareholders at least equal to 100% of its REIT taxable income, as defined in the IRC, computed without regard to the dividends paid deduction and net capital gains. The Company’s common share dividend policy is to distribute a percentage of cash flow to ensure distribution requirements of the IRS are met while allowing the Company to retain cash to meet other needs, such as principal amortization, capital improvements and other investment activities.

Common share dividends are characterized for U.S. federal income tax purposes as ordinary income, qualified dividend, capital gains, non-taxable income return of capital, or a combination of the four. Common

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12. Dividends and Distributions (continued)

share dividends that exceed current and accumulated earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend and generally reduce the shareholder’s basis in the common share. To the extent that a dividend exceeds both current and accumulated earnings and profits and the shareholder’s basis in the common share, it will generally be treated as a gain from the sale or exchange of that shareholder’s common share. At the beginning of each year, we notify our shareholders of the taxability of the common share dividends paid during the preceding year. The payment of common share dividends is dependent upon our financial condition, operating results, and REIT distribution requirements and may be adjusted at the discretion of the Company’s Board of Trustees.

The following tables summarize dividends declared and distributions paid to the holders of common shares and Series B Preferred Shares in 2016, 2015 and 2014:

	2016
Period Declared	Dividend Per Share	Distributions Paid			Period Paid
		Common Shares	Series B Preferred Shares
	(In thousands, except per share amounts)
March	$0.073	$5,053	$2,421		April
June	0.073	5,054	2,422		July
September	0.073	5,053	2,421		October
December	0.073	5,054	2,422		December

		$20,214	9,686	(a)

Series B Preferred Shares—Fixed Dividend			18,750	(b)

Total distributions paid to Series B Preferred Shares holders			$28,436

(a)	Participating Dividend.
(b)	Paid in equal quarterly amounts along with the Participating Dividend.

	2015
Period Declared	Dividend Per Share	Distributions Paid			Period Paid
		Common Shares	Series B Preferred Shares
	(In thousands, except per share amounts)
March	$0.049	$3,380	$1,620		April
June	0.049	3,380	1,620		July
September	0.049	3,380	1,620		October
December	0.145	10,074	4,826		December

		$20,214	9,686	(a)

Series B Preferred Shares—Fixed Dividend			18,750	(b)

Total distributions paid to Series B Preferred Shares holders			$28,436

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

12. Dividends and Distributions (continued)

(a)	Participating Dividend.
(b)	Paid in equal quarterly amounts along with the Participating Dividend.

	2014
Period Declared	Dividend Per Share	Distributions Paid			Period Paid
		Common Shares	Series B Preferred Shares
	(In thousands, except per share amounts)
March	$0.073	$5,053	$2,422		April
June	0.073	5,054	2,421		July
September	0.073	5,053	2,422		October
December	0.073	5,054	2,421		December

		$20,214	9,686	(a)

Series B Preferred Shares—Fixed Dividend			18,750	(b)

Total distributions paid to Series B Preferred Shares holders			$28,436

(a)	Participating Dividend.
(b)	Paid in equal quarterly amounts along with the Participating Dividend.

For income tax purposes, distributions to preferred and common shareholders are characterized as ordinary income, capital gains, or as a return of shareholder invested capital. The composition of the Company’s distributions per common share and per preferred share is as follows:

Common Shares	2016	2015	2014
Ordinary income	100%	100%	100%
Capital gains	0%	0%	0%
Return of capital	0%	0%	0%

	100%	100%	100%

Preferred Shares	2016	2015	2014
Ordinary income	100%	100%	100%
Capital gains	0%	0%	0%
Return of capital	0%	0%	0%

	100%	100%	100%

13. Warrants

On December 10, 2009, the Company issued to affiliates of Yucaipa warrants to purchase 18,574,619 additional common shares at an exercise price of $9.81 per share (Warrants), which were exercisable at any time at the option of Yucaipa through December 10, 2016. In 2015, Yucaipa contributed the Warrants to YF ART Holdings L.P.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

13. Warrants (continued)

On December 7, 2016, the Company amended the agreement granting the Warrants to YF ART Holdings L.P. to extend the expiration date from December 10, 2016 to March 10, 2017. As a result of this modification, the Company calculated the change in the estimated fair value of the Warrants before and after the extension date, and concluded that the change in the expiration date increased the estimated fair value of the Warrants by $3.9 million, which the Company recognized as a charge to stock-based compensation expense for the year ended December 31, 2016.

Refer to Note 22 for information on a second amendment to the Warrants agreement after the balance sheet date.

14. Share-Based Compensation

During December 2008, the Company and the common shareholders approved the Equity Incentive Plan (2008 Plan), whereby the Company may issue either stock options or stock appreciation rights based upon a reserved pool of 4,900,025 common shares. The Company awarded no options in 2016, 2015 or 2014 under the 2008 Plan. During December 2010, the Company and the common shareholders approved the 2010 Equity Incentive Plan (2010 Plan), whereby the Company may issue stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards, and/or dividend equivalents with respect to the Company’s common shares, cash bonus awards, and/or performance compensation awards to certain eligible participants, as defined, based upon a reserved pool of 3,849,976 of the Company’s common shares. All awards granted were authorized under the 2008 Plan and 2010 Plan. All share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized on a straight-line basis as expense over the employees’ requisite service period as adjusted for forfeitures. The following table summarizes stock option grants under the 2010 Plan during the years ended December 31, 2016, 2015 and 2014:

Year Ended December 31	Grantee Type	# of Options Granted	Vesting Period	Weighted- Average Exercise Price	Grant Date Fair Value
2016	Employee group	1,355,000	5 years	$9.81	$4,674,750
2015	Employee group	1,280,000	5 years	$9.81	$1,625,000
2014	Employee group	605,000	5 years	$9.81	$689,700

Restricted stock units are nontransferable until vested and the holders are not entitled to receive dividends with respect to the units until the issuance of a common share. Prior to the issuance of a common share, the grantees of restricted stock units are not entitled to vote the shares. Restricted stock unit awards vest in equal annual increments over the vesting period.

The following table summarizes restricted stock unit grants under the 2010 Plan during the years ended December 31, 2016, 2015 and 2014:

Year Ended December 31	Grantee Type	# of Restricted Stock Units Granted	Vesting Period	Grant Date Fair Value
2016	Director group	18,348	2-3 years	$198,892
2015	Director group	18,348	2-3 years	$113,758
2014	Director group	18,348	2-3 years	$94,859

The Company’s calculations of the fair value of stock options granted during the years ended December 31, 2016, 2015 and 2014 were made using the Black-Scholes option-pricing model. The fair value of

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14. Share-Based Compensation (continued)

the Company’s stock option grants was estimated utilizing the following assumptions for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Weighted-average expected life	6.6 years	6.5 years	6.5 years
Risk-free interest rate	1.6%	1.9%	2.1%
Expected volatility	33%	40%	45%
Expected dividend yield	2.0%	4.0%	4.0%

Since the Company does not have a sufficient history of exercise behavior, the expected term is calculated using the assumption that the options will be exercised ratably from the date of vesting to the end of the contractual term for each vesting tranche of awards. The risk-free interest rate is based on the U.S. Treasury yield curve for the period of the expected term of the stock option. Expected volatility is calculated using an index of publicly traded peer companies.

The estimation of stock awards that will ultimately vest requires judgment for the amount that will be forfeited, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers many factors when estimating expected forfeitures, including employee class, economic environment, and historical experience. The Company re-evaluates its estimated forfeiture rate annually. A 1% change to the estimated forfeiture rate would not have a material impact on stock-based compensation expense for the year ended December 31, 2016. Estimated forfeiture rates for the employee group at December 31, 2016, 2015 and 2014 were 39.8%, 40.3% and 40.0%, respectively.

The following tables provide a summary of option activity under the 2008 Plan and 2010 Plan for the three years ended December 31, 2016:

Options	Shares (In thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms (Years)
Outstanding as of December 31, 2015	5,808	$9.69	7.0
Granted	1,355	9.81
Exercised	—	—
Forfeited or expired	(850)	9.67

Outstanding as of December 31, 2016	6,313	9.72	6.8

Exercisable as of December 31, 2016	3,087	$9.62	5.2

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14. Share-Based Compensation (continued)

Options	Shares (In thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms (Years)
Outstanding as of December 31, 2014	4,978	$9.57	7.6
Granted	1,280	9.81
Exercised	—	—
Forfeited or expired	(450)	8.71

Outstanding as of December 31, 2015	5,808	9.69	7.0

Exercisable as of December 31, 2015	2,578	$9.46	5.3

Options	Shares (In thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms (Years)
Outstanding as of December 31, 2013	4,979	$9.43	8.3
Granted	605	9.81
Exercised	—	—
Forfeited or expired	(606)	8.64

Outstanding as of December 31, 2014	4,978	9.57	7.6

Exercisable as of December 31, 2014	1,910	$9.18	6.4

The total fair value at grant date of stock option awards that vested during 2016, 2015 and 2014 was approximately $1.3 million, $1.0 million and $1.0 million, respectively.

A summary of restricted stock awards activity under the 2010 Plan as of December 31, 2016 and 2015, and changes during the year then ended, are as follows:

Year Ended December 31, 2016
Restricted Stock	Units (In thousands)	Weighted- Average Grant Date Fair Value (Per Unit)
Non-vested as of December 31, 2015	246	$9.01
Granted	18	10.84
Vested (1)	(132)	9.00
Forfeited	—	—

Non-vested as of December 31, 2016	132	$9.26

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

14. Share-Based Compensation (continued)

Year Ended December 31, 2015
Restricted Stock	Units (In thousands)	Weighted- Average Grant Date Fair Value (Per Unit)
Non-vested as of December 31, 2014	365	$9.10
Granted	18	6.20
Vested (1)	(137)	8.89
Forfeited	—	—

Non-vested as of December 31, 2015	246	$9.01

Year Ended December 31, 2014
Restricted Stock	Units (In thousands)	Weighted- Average Grant Date Fair Value (Per Unit)
Non-vested as of December 31, 2013	484	$9.22
Granted	18	5.17
Vested (1)	(137)	8.99
Forfeited	—	—

Non-vested as of December 31, 2014	365	$9.10

(1)	For certain vested restricted stock units, common shares shall not be issued until the first to occur of: (1) termination of service; (2) change in control; (3) death; or (4) disability, as defined in the 2010 Plan. For certain vested restricted stock units, common shares shall not be issued until the first to occur of: (1) change in control or (2) set cliff vesting dates, as defined in the 2010 Plan. Holders of vested restricted stock units are not entitled to receive dividends or vote the shares until common shares are issued. For the year ended December 31, 2016, no common shares were issued for vested restricted stock units.

Aggregate stock-based compensation charges related to stock options and restricted stock units were $2.5 million, $3.1 million and $2.8 million during the years ended December 31, 2016, 2015 and 2014, respectively, and were included as a component of “selling, general and administrative” expense on the accompanying consolidated statements of operations. As of December 31, 2016, there was $6.7 million of unrecognized stock-based compensation expense related to stock options and restricted stock units, which will be recognized over a weighted-average period of 3.8 years.

15. Income Taxes

Following is a summary of the income/(loss) before income taxes in the U.S. and foreign operations:

	2016	2015	2014
	(In thousands)
U.S.	$(9,626)	$(35,124)	$(56,549)
Foreign	20,437	23,585	23,932

Pre-tax income (loss)	$10,811	$(11,539)	$(32,617)

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15. Income Taxes (continued)

The (expense) benefit for income taxes for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
	(In thousands)
Current
U.S. federal	$430	$(594)	$13,477
State	381	(407)	235
Foreign	(7,276)	(10,928)	(7,925)

Total current portion	(6,465)	(11,929)	5,787

Deferred
U.S. federal	(797)	(1,137)	(14,916)
State	(64)	259	(912)
Foreign	1,447	3,170	224
Total deferred portion	586	2,292	(15,604)

Income tax expense	$(5,879)	$(9,637)	$(9,817)

Income tax (expense) benefit attributable to loss before income taxes differs from the amounts computed by applying the U.S. statutory federal income tax rate of 34% to loss before income taxes. The reconciliation between the statutory rate and reported amount is as follows:

	2016	2015	2014
	(In thousands)
Income taxes at statutory rates	$(3,676)	$3,923	$11,090
Earnings from REIT—not subject to tax	(672)	(13,362)	(13,783)
State income taxes, net of federal income tax benefit	615	(725)	174
Provision to return	(416)	(382)	673
Foreign rate differential	688	914	727
Valuation allowance	(1,542)	(299)	(16,932)
Non-deductible expense from partially owned entities	(873)	(1,065)	(4,773)
IRS audit adjustments	—	2,079	—
Change in uncertain tax positions	564	981	13,729
Amended returns/refunds	360	(222)	683
Foreign taxes	257	(257)	—
Net operating loss carryforwards adjustments	—	(1,176)	—
Quarry tax basis in land	(3,025)	—	—
Foreign exchange rate	794	—	—
Investment in foreign subsidiary	616	—	—
Other	431	(46)	(1,405)

Total	$(5,879)	$(9,637)	$(9,817)

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15. Income Taxes (continued)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of December 31, 2016 and 2015 are as follows:

	2016	2015
	(In thousands)
Deferred tax assets:
Net operating loss and credits carryforwards	$3,887	$6,991
Accrued expenses	35,376	34,585
Stock-based compensation	6,399	2,795
Other assets	384	730

Total gross deferred tax assets	46,046	45,101
Less: valuation allowance	(21,069)	(20,272)

Total net deferred tax assets	24,977	24,829

Deferred tax liabilities:
Intangible assets and goodwill	(7,094)	(6,905)
Property, plant, and equipment	(40,650)	(40,537)
Other liabilities	(288)	(1,148)

Total gross deferred tax liabilities	(48,032)	(48,590)

Net deferred tax liability	$(23,055)	$(23,761)

As of December 31, 2016, the Company has U.S. federal net operating loss carryforwards of approximately $9.1 million, which will expire between 2032 and 2033. The Company has state net operating loss carryforwards of approximately $5.7 million from its TRS, which will expire at various times between 2022 and 2034. The Company has Alternative Minimum Tax credit carryforwards in the amount of $0.6 million that will not expire, and will be used to offset future U.S. federal income tax liabilities.

The Company established a valuation allowance against the net deferred tax assets exclusive of indefinite-lived intangibles for one of its U.S. TRS’s subsidiaries in 2014. In assessing the need for measuring and recording a valuation allowance existence or adjustment, the Company considers recent operating results, the expected scheduled reversal of deferred tax liabilities, projected future taxable benefits and tax planning strategies. As a result of this assessment, the Company increased the valuation allowance from 2015 to 2016 by $0.8 million and recognized a total valuation allowance of $21.0 million to offset the TRS’s net deferred tax assets for the year ended December 31, 2016.

The Company records deferred income taxes on the temporary differences of foreign subsidiaries except for the temporary differences related to outside basis differences of subsidiaries which we consider indefinitely invested or related to the nontaxable REIT.

The Company does not provide for U.S. federal income taxes on an estimated $9.1 million outside basis differences of certain foreign subsidiaries which are considered permanently invested outside of the U.S. The estimated amount of unrecognized deferred tax liability on the outside basis difference is $3.6 million as of December 31, 2016. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to adjustment for foreign tax credits) and withholding taxes payable to Canada.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15. Income Taxes (continued)

The following table summarizes the activity related to our gross unrecognized tax benefits for the years ended December 31, 2016, 2015 and 2014:

	Tax	Interest	Penalties	Total
	(In thousands)
Balance at December 31, 2013*	$13,482	$1,168	$2,042	$16,692
Increases related to current-year tax positions	90	—	—	90
Increases related to prior-year tax positions	119	67	58	244
Decreases related to prior-year tax positions	(20)	(4)	(22)	(46)
Decreases due to lapse in statute of limitations	(11,037)	(1,033)	(1,890)	(13,960)

Balance at December 31, 2014*	2,634	198	188	3,020
Increases related to current-year tax positions	—	36	22	58
Decreases related to prior-year tax positions	(241)	(2)	—	(243)
Decreases due to lapse in statute of limitations	(879)	(128)	(183)	(1,190)

Balance at December 31, 2015*	1,514	104	27	1,645
Increases related to current-year tax positions	—	21	—	21
Decreases due to lapse in statute of limitations	(657)	(106)	(19)	(782)

Balance at December 31, 2016*	$857	$19	$8	$884

*	Balance would favorably affect the Company’s effective tax rate if recognized.

The Company’s unrecognized tax benefits include exposures related to positions taken on U.S. federal and state income tax returns as of December 31, 2016. There are no material unrecognized tax benefits related to positions taken in and after 2014. The Company believes that it is reasonably possible that approximately $0.1 million of its unrecognized tax benefits related U.S. federal and state exposures may be reduced by the end of 2017 as a result of a lapse of the statute of limitations and settlements with tax authorities.

In the normal course of business, the Company’s tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessments by these taxing authorities and the Company has accrued a liability when it believes it is more likely than not that the tax position claimed on tax returns will not be sustained by the taxing authorities on the technical merits of the position. Changes in the recognition of the liability are reflected in the period in which the change in judgment occurs.

The Company accrues interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on the Company’s consolidated financial position, but could possibly be material to the Company’s consolidated results of operations or cash flow in a given quarter or annual period.

The Company is also subject to taxation in the U.S. and various states and foreign jurisdictions. In 2014, the IRS informed the Company that it would examine two of its U.S. domiciled TRS subsidiaries and the Company for tax years ended December 31, 2011 and 2012. All of those exams were settled with the IRS and closed in 2015. Also during 2014, the New Zealand Inland Revenue notified the Company about its intentions to

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

15. Income Taxes (continued)

examine the Company’s local affiliate’s income tax returns for 2011 through 2013. That exam is closed as of December 31, 2016. In 2015, the state of Texas notified the Company of its intent to review the refund claims associated with the filing of amended 2010 and 2011 Texas Margins Report. The Company has recorded potential income tax expense and benefit related to the pending examinations and adjustments. As of December 31, 2016, the Company received denial letters from the Texas Comptroller and reversed the refund receivable recorded.

As of December 31, 2016, the Company’s tax years for 2013, 2014, 2015 and 2016 were subject to examination by the U.S. federal tax authorities. With a few exceptions, as of December 31, 2016, the Company was no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2013. However, for U.S. income tax purposes, tax years 2008, 2009, and 2010 were open as of December 31, 2016 to the extent that net operating losses were generated in those years that continue to be subject to adjustments from taxing authorities.

In the fourth quarter of 2016, the Company filed a ruling request with the IRS for confirmation of a tax position for which it believes qualifies (more likely than not) for the treatment historically applied by the Company. However, should the IRS disagree with the Company’s position, the Company may be required to make a payment to resolve the matter. The IRS has not ruled on the Company’s request and further, the Company believes it is unlikely that a material payment, if any, is due or will be made.

16. Employee Benefit Plans

Defined Benefit Pension and Post-Retirement Plans

The Company has defined benefit pension plans that cover certain union and nonunion employees in the U.S. Benefits under these plans are based either on years of credited service and compensation during the years preceding retirement or on years of credited service and established monthly benefit levels. The Company also has a post-retirement plan that provides life insurance coverage to eligible retired employees (collectively, with the defined benefit plans, the U.S. Plans). The Company froze benefit accruals for the U.S. Plans for nonunion employees effective April 1, 2005, and these employees no longer earn additional pension benefits. The Company also has a defined benefit plan that covers certain employees in Australia and is referenced as superannuation (the Offshore Plan). The Company uses a December 31st measurement date for the U.S. Plans and the Offshore Plan.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

Actuarial information regarding these plans is as follows:

	December 31, 2016
	Retirement Income Plan	National Service-Related Pension Plan	Other Post-Retirement Benefits	Superannuation	Total
	(In thousands)
Change in benefit obligation:
Benefit obligation—January 1, 2016	$(47,155)	$(29,127)	$(768)	$(2,473)	$(79,523)
Service cost	(108)	(516)	—	(130)	(754)
Interest cost	(1,767)	(1,288)	(25)	(104)	(3,184)
Actuarial (loss) gain	(486)	(725)	(7)	(74)	(1,292)
Benefits paid	1,496	855	—	39	2,390
Other—plan change	2,771	—	97	—	2,868
Plan participants’ contributions	—	—	—	(42)	(42)
Foreign currency translation gain	—	—	—	15	15

Benefit obligation—end of year	(45,249)	(30,801)	(703)	(2,769)	(79,522)

Change in plan assets:
Fair value of plan assets—January 1, 2016	34,721	19,909	—	2,461	57,091
Actual return on plan assets	1,711	973		118	2,802
Employer contributions	1,797	1,017	97	146	3,057
Benefits paid	(1,496)	(855)	—	(39)	(2,390)
Other—plan change	(2,771)	—	(97)	0	(2,868)
Plan participants’ contributions	—	—	—	42	42
Foreign currency translation loss	—	—	—	(11)	(11)

Fair value of plan assets—end of year	33,962	21,044	—	2,717	57,723

Funded status	$(11,287)	$(9,757)	$(703)	$(52)	$(21,799)

Amounts recognized on the consolidated balance sheet as of December 31, 2016:
Pension and post-retirement liability	$(11,287)	$(9,757)	$(703)	$(52)	$(21,799)
Accumulated other comprehensive loss (income)	12,031	6,728	(77)	128	18,810
Amounts in accumulated other comprehensive loss consist of:
Net loss (gain)	12,031	6,516	(77)	128	18,598
Prior service cost	—	212	—	—	212
Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net loss	845	996	7	115	1,963
Amortization of net (loss) gain	(2,125)	(745)	3	—	(2,867)
Amortization of prior service (cost)	—	(212)	—	—	(212)
Amount recognized due to special event	(834)	—	11	—	(823)
Foreign currency translation loss	—	—	—	(33)	(33)

Total recognized in other comprehensive loss (income)	$(2,114)	$39	$21	$82	$(1,972)

Information for plans with accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	$45,249	$30,801	$703	$2,769	$79,522

Accumulated benefit obligation	$45,216	$30,801	$703	$1,939	$78,659

Fair value of plan assets	$33,962	$21,044	$—	$2,717	$57,723

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

	December 31, 2015
	Retirement Income Plan	National Service-Related Pension Plan	Other Post-Retirement Benefits	Superannuation	Total
	(In thousands)
Change in benefit obligation:
Benefit obligation—January 1, 2015	$(49,339)	$(32,256)	$(761)	$(2,504)	$(84,860)
Service cost	(129)	(658)	—	(134)	(921)
Interest cost	(1,782)	(1,195)	(24)	(88)	(3,089)
Actuarial (loss) gain	1,111	4,181	17	(33)	5,276
Benefits paid	2,984	801	—	38	3,823
Plan participants’ contributions	—	—	—	(49)	(49)
Foreign currency translation gain	—	—	—	297	297

Benefit obligation—end of year	(47,155)	(29,127)	(768)	(2,473)	(79,523)

Change in plan assets:
Fair value of plan assets—January 1, 2015	37,467	20,234	—	2,465	60,166
Actual return on plan assets	(877)	(539)	—	165	(1,251)
Employer contributions	1,115	1,015	—	103	2,233
Benefits paid	(2,984)	(801)	—	(38)	(3,823)
Plan participants’ contributions	—	—	—	47	47
Foreign currency translation loss	—	—	—	(281)	(281)

Fair value of plan assets—end of year	34,721	19,909	—	2,461	57,091

Funded status	$(12,434)	$(9,218)	$(768)	$(12)	$(22,432)

Amounts recognized on the consolidated balance sheet as of December 31, 2015:
Pension and post-retirement liability	$(12,434)	$(9,218)	$(768)	$(12)	$(22,432)
Accumulated other comprehensive loss (income)	14,048	6,689	(98)	46	20,685
Amounts in accumulated other comprehensive loss consist of:
Net loss (gain)	14,048	6,265	(98)	46	20,261
Prior service cost	—	424	—	—	424
Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net loss (gain)	2,202	(2,236)	(17)	9	(42)
Amortization of net (loss) gain	(2,032)	(1,093)	1	—	(3,124)
Amortization of prior service (cost)	—	(212)	—	—	(212)
Foreign currency translation loss	—	—	—	7	7

Total recognized in other comprehensive loss (income)	$170	$(3,541)	$(16)	$16	$(3,371)

Information for plans with accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	$47,155	$29,127	$768	$2,473	$79,523

Accumulated benefit obligation	$47,111	$29,127	$768	$2,473	$79,479

Fair value of plan assets	$34,721	$19,909	$—	$2,461	$57,091

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

The components of net period benefit cost for the years ended December 31, 2016, 2015 and 2014 are as follows:

	December 31, 2016
	Retirement Income Plan	National Service- Related Pension Plan	Other Post- Retirement Benefits	Superannuation	Total
	(In thousands)
Components of net periodic benefit cost:
Service cost	$108	$516	$—	$131	$755
Interest cost	1,767	1,288	25	104	3,184
Expected return on plan assets	(2,072)	(1,244)	—	(163)	(3,479)
Amortization of net loss (gain)	2,125	745	(3)	—	2,867
Amortization of prior service cost/(credit)	—	212	—	—	212
Effect of settlement	737	—	(11)	—	726

Net pension benefit cost	$2,665	$1,517	$11	$72	$4,265

	December 31, 2015
	Retirement Income Plan	National Service- Related Pension Plan	Other Post- Retirement Benefits	Superannuation	Total
	(In thousands)
Components of net periodic benefit cost:
Service cost	$129	$658	$—	$134	$921
Interest cost	1,782	1,195	24	87	3,088
Expected return on plan assets	(2,435)	(1,406)	—	(147)	(3,988)
Amortization of net loss (gain)	2,032	1,093	(1)	—	3,124
Amortization of prior service cost/(credit)	—	212	—	—	212
Effect of settlement	—	—	—	—	—

Net pension benefit cost	$1,508	$1,752	$23	$74	$3,357

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

	December 31, 2014
	Retirement Income Plan	National Service- Related Pension Plan	Other Post- Retirement Benefits	Superannuation	Total
	(In thousands)
Components of net periodic benefit cost:
Service cost	$128	$530	$—	$124	$782
Interest cost	1,997	1,203	27	110	3,337
Expected return on plan assets	(2,714)	(1,424)	—	(160)	(4,298)
Amortization of net loss (gain)	1,005	529		(19)	1,515
Amortization of prior service cost/(credit)	—	212	—	—	212
Effect of settlement	628	—	—	—	628

Net pension benefit cost	$1,044	$1,050	$27	$55	$2,176

The Company recognizes all changes in the fair value of plan assets and net actuarial gains or losses at December 31st each year. Prior service costs and gains/losses are amortized based on a straight-line method over the average future service of members that are expected to receive benefits.

All actuarial gains/losses are exposed to amortization over an average future service period of 6.37 years for the Retirement Income Plan, 8.00 years for the National Service-Related Pension Plan, and 6.57 years for Other Post-Retirement Benefits as of December 31, 2016. A nominal net actuarial gain on the Superannuation plan was fully amortized during 2014.

The weighted average assumptions used to determine benefit obligations and net period benefit costs for the years ended December 31, 2016, 2015 and 2014 are as follows:

	December 31, 2016
	Retirement Income Plan	National Service- Related Pension Plan	Other Post- Retirement Benefits	Superan- nuation
Weighted-average assumptions used to determine obligations (balance sheet):
Discount rate	3.75%	4.15%	3.40%	4.20%
Rate of compensation increase	3.50%	N/A	N/A	4.00%
Weighted-average assumptions used to determine net periodic benefit cost (statement of operations):
Discount rate	4.00%	4.50%	3.50%	3.90%
Expected return on plan assets	7.50%	7.50%	N/A	6.50%
Rate of compensation increase	3.50%	N/A	N/A	4.00%

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

	December 31, 2015
	Retirement Income Plan	National Service- Related Pension Plan	Other Post- Retirement Benefits	Superan- nuation
Weighted-average assumptions used to determine obligations (balance sheet):
Discount rate	4.00%	4.50%	3.50%	4.20%
Rate of compensation increase	3.50%	N/A	N/A	4.00%
Weighted-average assumptions used to determine net periodic benefit cost (statement of operations):
Discount rate	3.76%	3.76%	3.30%	3.90%
Expected return on plan assets	7.50%	7.50%	N/A	6.50%
Rate of compensation increase	3.50%	N/A	N/A	4.00%

	December 31, 2014
	Retirement Income Plan	National Service- Related Pension Plan	Other Post- Retirement Benefits	Superan- nuation
Weighted-average assumptions used to determine net periodic benefit cost (statement of operations):
Discount rate	4.50%	4.50%	3.75%	5.50%
Expected return on plan assets	7.75%	7.75%	N/A	6.50%
Rate of compensation increase	3.50%	N/A	N/A	4.00%

The estimated net loss and prior service cost for the defined benefit plans in the U.S. that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2017 is $2.7 million and $0.2 million, respectively.

The estimated net gain for the other post-retirement benefit plan in the U.S. that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2017 is nominal. There is no estimated prior service cost associated with this plan to be amortized from accumulated other comprehensive income during 2017.

There is no estimated net gain or prior service cost for the Offshore Plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2017.

The Company determines the expected return on plan assets based on their market value as of December 31st of each year, as adjusted for a) expected employer contributions, b) expected benefit distributions, and c) estimated administrative expenses.

Plan Assets

The Company’s overall investment strategy is to achieve a mix of investments for long-term growth and near-term benefit payments. The Company invests in both U.S. and non-U.S. equity securities, fixed-income securities, and real estate.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

The allocations of the U.S. Plans’ and the Offshore Plan’s investments by fair value as of December 31, 2016 and 2015 are as follows:

	U.S. Plans			Offshore Plan
	Actual		Target Allocation	Actual		Target Allocation
	2016	2015		2016	2015
U.S. equities	35%	35%	25–55%	16%	14%	15%
Non-U.S. equities	25%	25%	15–45%	41%	43%	37%
Fixed-income securities	35%	35%	15–40%	16%	18%	22%
Real estate	5%	5%	0–5%	7%	6%	7%
Cash and other	—	—	—	20%	19%	19%

To develop the assumption for the long-term rate of return on assets, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the U.S. Plans’ and Offshore Plan’s assets and the effect of periodic rebalancing, consistent with the Company’s investment strategies. For 2017, the Company expects to receive a long-term rate of return of 7.0% for the U.S. Plans and 6.5% for the Offshore Plan. All plans are invested to maximize the return on assets while minimizing risk by diversifying across a broad range of asset classes.

The fair values of the Company’s pension plan assets as of December 31, 2016, by category, are as follow:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2016
	(In thousands)
Assets
U.S. equities:
Large cap (1)	$—	$14,299	$—	$14,299
Medium cap (1)	—	2,750	—	2,750
Small cap (1)	1,100	1,100	—	2,200
Non-U.S. equities:
Large cap (2)	10,450	—	—	10,450
Emerging markets (3)	3,300	—	—	3,300
Fixed-income securities:
Money markets (4)	—	2,756	—	2,756
U.S. bonds (5)	8,249	2,750	—	10,999
Non-U.S. bonds (5)	5,502	—	—	5,502
Real estate (6)	—	2,750	—	2,750
Common/collective trusts	—	2,717	—	2,717

Total assets	$28,601	$29,122	$—	$57,723

1.	Includes funds that primarily invest in U.S. common stock.
2.	Includes funds that invest primarily in foreign equity and equity-related securities.
3.	Includes funds that invest primarily in equity securities of companies in emerging market countries.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

4.	Includes funds that invest primarily in short-term securities, such as commercial paper.
5.	Includes funds either publicly traded (Level 1) or within a separate account (Level 2) held by a regulated investment company. These funds hold primarily debt and fixed-income securities.
6.	Includes funds in a separate account held by a regulated investment company that invest primarily in commercial real estate and includes mortgage loans which are backed by the associated properties. The Company can call the investment in these assets with no restrictions.

The fair values of the Company’s pension plan assets as of December 31, 2015, by category, are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
	(In thousands)
Assets
U.S. equities:
Large cap (1)	$—	$14,196	$—	$14,196
Medium cap (1)	—	2,730	—	2,730
Small cap (1)	1,092	1,092	—	2,184
Non-U.S. equities:
Large cap (2)	10,374	—	—	10,374
Emerging markets (3)	3,276	—	—	3,276
Fixed-income securities:
Money markets (4)	—	2,730	—	2,730
U.S. bonds (5)	8,215	2,730	—	10,945
Non-U.S. bonds (5)	5,466	—	—	5,466
Real estate (6)	—	2,729	—	2,729
Common/collective trusts	—	2,461	—	2,461

Total assets	$28,423	$28,668	$—	$57,091

The U.S. Plans’ assets are in commingled funds that are valued using net asset values. The net asset values are based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The pension assets are classified as Level 1 when the net asset values are based on a quoted price in an active market.

The U.S. Plans’ assets are classified as Level 2 when the net asset value is based on a quoted price on a private market that is not active and the underlying investments are traded on an active market.

The Offshore Plans are common/collective trusts and commingled trusts investments, which invest in other collective trust funds otherwise known as the underlying funds. The Company’s interests in the

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

commingled trust funds are based on the fair values of the investments of the underlying funds and therefore are classified as Level 2.

As of December 31, 2016 and 2015, the Company does not have any investments classified as Level 3.

Cash Flow

The Company expects to contribute $3.1 million to all plans in 2017.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid for all plans as of December 31, 2016:

(In thousands)
Years Ending December 31:
2017	$7,357
2018	4,402
2019	4,937
2020	4,748
2021	4,855
Thereafter	24,111

$50,410

Multi-Employer Plans

The Company contributes to a number of multi-employer benefit plans under the terms of collective bargaining agreements that cover union-represented employees. These plans generally provide for retirement, death, and/or termination benefits for eligible employees within the applicable collective bargaining units, based on specific eligibility/participation requirements, vesting periods, and benefit formulas. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

•	Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the multi-employer plan without paying its unfunded liability, the unfunded obligations of the plan may be borne by the remaining participating employers.

•	If the Company chooses to cease participation in a multi-employer plan, such full withdrawal is subject to the payment of any unfunded liability applicable to the Company, referred to as a withdrawal liability. Additionally, such withdrawal is subject to collective bargaining.

The table below outlines the Company’s participation in multi-employer pension plans for the periods ended December 31, 2016, 2015 and 2014, and sets forth the contributions into each plan. The “EIN/Pension

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

Plan Number” column provides the Employer Identification Number (EIN) and the three-digit plan number. The most recent Pension Protection Act zone status available in 2016 and 2015 relates to the plans’ two most recent fiscal year-ends. The zone status is based on information that we received from the plans’ administrators and is certified by each plan’s actuary. Among other factors, plans certified in the red zone are generally less than 65% funded, plans certified in the orange zone are both less than 80% funded and have an accumulated funding deficiency or are expected to have a deficiency in any of the next six plan years, plans certified in the yellow zone are less than 80% funded, and plans certified in the green zone are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates whether a financial improvement plan (FIP) for yellow/orange zone plans, or a rehabilitation plan (RP) for red zone plans, is either pending or has been implemented. As of December 31, 2016, all plans that have either a FIP or RP requirement have had the respective FIP or RP implemented (see table below).

The Company’s collective-bargained contributions satisfy the requirements of all implemented FIPs and RPs and do not currently require the payment of any surcharges. In addition, minimum contributions outside the agreed-upon contractual rate are not required. For the plans detailed in the following table, the expiration dates of the associated collective bargaining agreements range from March 31, 2017 to June 30, 2026. For all the plans detailed in the following table, the Company has not contributed more than 5% of the total plan contribution for 2016, 2015 and 2014.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

The Company contributes to defined benefit multi-employer plans that cover substantially all union employees. The amounts charged to expense on the accompanying consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014 were $16.6 million, $16.1 million and $14.6 million, respectively. Projected minimum contributions required for the upcoming fiscal year are approximately $15.5 million.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/ Implemented	Americold Contributions			Surcharge Imposed
		2016	2015		2016	2015	2014
					(In thousands)
Central Pension Fund of the International Union of Operating Engineers and Participating Employers (2)	36-6052390	Green	Green	No	$2	$32	$44	No
Central States SE & SW Areas Health and Welfare Pension Plans (1)	36-6044243	Red	Red	Yes/Implemented	8,608	7,964	7,182	No
New England Teamsters & Trucking Industry Pension Plan (3)	04-6372430	Red	Red	Yes/Implemented	641	661	545	No
I.U.O.E Stationary Engineers Local 39 Pension Fund (1)	94-6118939	Green	Green	No	151	154	132	No
United Food & Commercial Workers International Union-Industry Pension Fund (4)	51-6055922	Green	Green	No	83	90	68	No
Western Conference of Teamsters Pension Fund (1)	91-6145047	Green	Green	No	6,809	6,811	6,296	No
Minneapolis Food Distributing Industry Pension Plan (1)	41-6047047	Green	Green	Yes/Implemented	337	358	311	No

				Total Contributions	$16,631	$16,070	$14,578

(1)	The status information is for the plans’ year end at December 31, 2016, 2015 and 2014.
(2)	The status information is for the plans’ year end at January 31, 2016, 2015 and 2014.
(3)	The status information is for the plans’ year end at September 30, 2016, 2015 and 2014.
(4)	The status information is for the plans’ year end at June 30, 2016, 2015 and 2014.

Government-Sponsored Plans

The Company contributes to certain government-sponsored plans in Australia and Argentina. The amounts charged to expense on the accompanying consolidated statements of operations and for the years ended December 31, 2016, 2015 and 2014 were $4.8 million, $4.4 million and $4.9 million, respectively.

Defined Contribution Plan

The Company has defined contribution employee benefit plans, which cover all eligible employees. The plans also allow contributions by plan participants in accordance with Section 401(k) of the IRC. The Company matches a percentage of each employee’s contributions consistent with the provisions of the plans. The amounts

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

charged to expense on the accompanying consolidated statements of operations for the years ended December 31, 2016, 2015 and 2014 were $3.6 million, $3.6 million and $3.3 million, respectively.

Deferred Compensation

The Company has deferred compensation and supplemental retirement plan agreements with certain of its executives. The agreements provide for certain benefits at retirement or disability and also provide for survivor benefits in the event of death of the employee. The Company contribution amounts charged to expense relative to this plan were nominal for the years ended December 31, 2016, 2015 and 2014.

17. Commitments and Contingencies

Letters of Credit

As of December 31, 2016 and 2015, there were $35.3 million and $38.5 million, respectively, of outstanding letters of credit issued on the Company’s revolving credit facility.

Bonds

The Company had outstanding surety bonds of $3.5 million and $2.9 million as of December 31, 2016 and 2015, respectively. These bonds were issued primarily in connection with insurance requirements, special real estate assessments and construction obligations.

Legal Proceedings

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reasonably estimated, then a loss is recorded.

In addition to the matters discussed below, the Company may be subject to litigation and claims arising from the ordinary course of business. In the opinion of management, after consultation with legal counsel, the outcome of such matters is not expected to have a material impact on the Company’s financial condition, results of operations, or cash flows.

Kansas Breach of Settlement Agreement Litigation

This case was served against the Company in Wyandotte County, Kansas, on January 17, 2013, alleging breach of a 1994 Settlement Agreement reached with customers of our predecessor company, Americold Corporation. The plaintiffs originally brought claims in 1992 arising from a fire the previous year in an underground warehouse facility.

In 1994, a settlement was reached whereby Americold Corporation agreed to the entry of a $58.7 million judgment against it and assigned its rights to proceed against its insurer to satisfy the judgment. The settlement agreement contained a standard “cooperation provision” where Americold Corporation agreed to

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17. Commitments and Contingencies (continued)

sign any documents and to take any actions necessary to fulfill the intent of the settlement agreement. The plaintiffs then sued Americold Corporation’s insurance company to recover the amounts of the settlement. After decades of litigation, the case was ultimately dismissed in 2012, and the Kansas Supreme Court ruled that the 1994 consent judgment had expired.

On September 24, 2012, the plaintiffs filed a separate claim in the district court of Wyandotte County, Kansas, alleging that the Company and one of its subsidiaries, Americold Logistics, LLC, as successors to Americold Corporation, are liable for the full amount of the judgment, based upon the vague allegation that the Company failed to execute a document or take action to keep the judgment alive and viable.

On February 7, 2013, the Company removed the case to the U.S. federal court and filed a motion to dismiss the case on several grounds, which the plaintiffs vigorously opposed. On October 4, 2013, the court granted our motion and dismissed the case in full. Only one plaintiff appealed the dismissal to the U.S. Court of Appeals where oral argument was heard in November 2014 before the Tenth Circuit in Denver. The Court of Appeals ordered the case remanded to the Kansas State Court, finding U.S. federal diversity jurisdiction did not exist over the Company. The Company petitioned the U.S. Supreme Court for an Oral Argument that occurred on January 19, 2016.

On March 7, 2016, the United States Supreme Court handed down a decision in the Kansas Breach of Settlement Agreement Litigation case. The decision was contrary to the position that the Company argued and the matter was remanded back to Kansas state court for further proceedings. Regardless of the venue, the Company remains confident that its defenses on the merits of plaintiffs’ claims are strong under Kansas law and the chance of any liability is remote.

Following remand to Kansas state court, we have been discussing with plaintiffs a path forward that would result in the plaintiffs dropping the claim for damages and seeking an Order of Specific Performance—namely to require Americold sign a new document to reinstate the judgment assigned in the 1994 Settlement Agreement. Plaintiffs filed a motion to amend which was granted at a March 7, 2017 hearing. There has been no activity since, only discussion on how to move the case forward and whether Plaintiffs might reinstate the damages claim in the face of our intention to file a motion to dismiss. Americold maintains its position that any such renewal of the judgment is ineffective as a matter of law, its defenses are strong and the likelihood of any liability is remote.

Lowe and Reynolds v. Atlas Logistics Retail Services (Atlanta)

Two former employees of the Company’s Atlas subsidiary brought novel claims under the Genetic Information Non-Discrimination Act (GINA). The case was tried to a jury in the U.S. District Court for the Middle District of Georgia and resulted in a verdict for the plaintiffs. Judgment was entered in the amount of $0.3 million for each plaintiff plus attorney’s fees. The Company has filed post-trial motions which were denied. The court entered judgment on attorney fees and final judgment, reducing the fee request only marginally. The total award stands at $1.1 million. The Company has filed its Notice of Appeal to the Eleventh Circuit. As an insured matter, the total exposure should be limited to the insurance deductible of $1.0 million. This matter arises through Atlas’ management of the Company customer’s distribution center and the Operating Agreement contemplates fees and judgments are “passed through” as costs of doing business. However, the customer has notified the Company it disputes the Company’s attempt to pass these through under the terms of the Operating Agreement. At a September 16, 2016 settlement conference, an agreement to settle this matter was reached. In

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17. Commitments and Contingencies (continued)

exchange for dismissal of the appeal and a release of all claims, the plaintiffs and their counsel were paid a total of $0.9 million, of which the Company’s share is $0.8 million and the remainder was paid by the carrier. The matter is fully resolved as Judgment was satisfied by Order of the court dated October 12, 2016.

Dallas Ammonia Leak Claims

The Company’s warehouse facility at 5140 Catron Drive, Dallas, Texas experienced an ammonia leak on June 9, 2015. The incident resulted in a shutdown of the facility and damage to customer stored goods, but no personal injury or property damage. The Company’s insurers responded to the claim, accepting coverage for both the third party claims and the Company’s losses from interruption to its business there, subject to applicable deductibles. As of December 31, 2016, claims were still being adjusted and examined, and the Company expects no significant losses beyond the policy deductibles. To date, there has been no indication from any regulatory authority of any further investigation into the leak nor any indication of third party litigation other than those relating to customer goods damages.

The table summarizes the reimbursable costs incurred in relation to the Dallas ammonia leak claims, which the Company recorded as “Other assets” in the accompanying balance sheet:

	2016	2015
	(In thousands)
Product testing	$484	$484
Disposal costs	456	363
Facility costs	239	132
Customer goods damage	7,482	8,667
Business Interruption	3,075	—

	11,736	9,646
Advance from insurance company	(9,897)	(1,000)
Deductible	(100)	—

Receivable balance	$1,739	$8,646

The aggregate amount of Business Interruption recoveries per the above table is included in “Other income, net” in the accompanying statement of operations for the year ended December 31, 2016.

As of December 31, 2016 and 2015, the Company recorded accrued expenses of $1.9 million and $8.8 million, respectively, payable to its customers for the loss sustained on their stored products as a result of the ammonia releases. Consistent with industry practice, the Company limits its warehouse product liability to specified amounts per pound and maintains insurance for this type of exposure.

Environmental Matters

The Company is subject to a wide range of environmental laws and regulations in each of the locations in which the Company operates. Compliance with these requirements can involve significant capital and operating costs. Failure to comply with these requirements can result in civil or criminal fines or sanctions, claims for environmental damages, remediation obligations, the revocation of environmental permits, or restrictions on the Company’s operations.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

17. Commitments and Contingencies (continued)

The Company records accruals for environmental matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on current law and existing technologies. The Company adjusts these accruals periodically as assessment and remediation efforts progress or as additional technical or legal information become available. The Company recorded nominal environmental liabilities in accounts payable and accrued expenses as of December 31, 2016 and 2015. The Company believes it is in compliance with applicable environmental regulations in all material respects. Under various U.S. federal, state, and local environmental laws, a current or previous owner or operator of real estate may be liable for the entire cost of investigating, removing, and/or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the contamination. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for the entire clean-up cost. There are no individually material remediation accruals. Most of the Company’s warehouses utilize ammonia as a refrigerant. Ammonia is classified as a hazardous chemical regulated by the Environmental Protection Agency, and an accident or significant release of ammonia from a warehouse could result in injuries, loss of life, and property damage.

Occupational Safety and Health Act (OSHA)

The Company’s warehouses located in the U.S. are subject to regulation under OSHA, which requires employers to provide employees with an environment free from hazards, such as exposure to toxic chemicals, excessive noise levels, mechanical dangers, heat or cold stress, and unsanitary conditions. The cost of complying with OSHA and similar laws enacted by states and other jurisdictions in which we operate can be substantial, and any failure to comply with these regulations could expose us to substantial penalties and potentially to liabilities to employees who may be injured at our warehouses. The Company records accruals for OSHA matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. The Company believes that it is in compliance with all OSHA regulations and that no material unrecorded liabilities exist as of December 31, 2016 and 2015.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

18. Accumulated Other Comprehensive (Loss) Income

The Company reports activity in AOCI for unrealized holding gains and losses on available-for-sale securities, foreign currency translation adjustments, investments in foreign subsidiaries, unrealized gains and losses on cash flow hedge derivatives, and minimum pension liability adjustments (net of tax). The activity in AOCI for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014
	(In thousands)
Pension and other postretirement benefits:
Balance at beginning of period, net of tax	$(14,852)	$(18,223)	$(8,946)
(Losses) gains arising during the period	(1,963)	19	(11,758)
Less: (Tax benefit)/Tax expense	(33)	(16)	(124)

Net (losses) gains arising during the period	(1,930)	35	(11,634)
Amortization of net loss and prior service cost (1)	3,902	3,336	2,350
Less: (Tax benefit)/Tax expense (2)	—	—	(7)

Net reclassified from AOCI to net loss	3,902	3,336	2,357
Other comprehensive (loss) income, net of tax	1,972	3,371	(9,277)

Balance at end of period, net of tax	(12,880)	(14,852)	(18,223)
Foreign currency translation adjustments:
Balance at beginning of period, net of tax	7,018	23,310	35,946
Losses on foreign currency translation	(3,144)	(16,847)	(12,636)
Less: Tax expense/(Tax benefit)	—	(555)	—

Net gains/(losses) on foreign currency translation	(3,144)	(16,292)	(12,636)

Balance at end of period, net of tax	3,874	7,018	23,310
Cash flow hedge derivatives:
Balance at beginning of period, net of tax	(1,468)	—	—
Unrealized loss on cash flow hedge derivatives	(1,359)	(2,311)	—
Less: Tax expense/(Tax benefit)	(150)	(613)	—

Net loss on cash flow hedge derivatives	(1,209)	(1,698)	—
Net reclassified from AOCI to net loss (interest expense)	1,139	230	—

Balance at end of period, net of tax	(1,538)	(1,468)	—
Available-for-sale securities:
Balance at beginning of period, net of tax	—	51	43
Unrealized gains on available-for-sale securities		100	8

Net unrealized gains (losses) on available-for-sale securities	—	100	8
(Gains) reclassified to net income	—	(151)	—

Balance at end of period, net of tax	—	—	51

Accumulated other comprehensive (loss) income	$(10,544)	$(9,302)	$5,138

(1)	Amounts reclassified from AOCI for pension liabilities are recorded in selling, general and administrative expenses in the consolidated statements of operations.
(2)	Deferred tax impact of amounts reclassified from AOCI for pension liabilities are recorded in deferred income tax expense (benefit) in the consolidated statements of operations.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

19. Related-Party Transactions

Affiliates of Goldman are part of the lending group that has $25.0 million, or 16.7%, of the commitments under the amended 2015 Revolving Credit Facility. Another affiliate of Goldman is one of the participating lenders in the ANZ Loans (with a 2.5% participation in the Australia Term Loan and 31.8% in the New Zealand Term Loan), for which the Company paid a performance fee to Goldman. As a member of the lending group, the Company is required to pay certain fees to Goldman, which may include interest on borrowings, unused facility fees, letter of credit participation fees, and letter of credit facility fees. The Company paid to Goldman interest expense and fees totaling approximately $2.0 million, $6.0 million and $0.3 million in 2016, 2015 and 2014, respectively. Interest payable to Goldman was nominal as of December 31, 2016 and 2015.

Goldman is also the counterparty to the interest rate swap agreements described in Note 8.

Fortress Investment Group, LLC, which in partnership with investment funds affiliated with The Yucaipa Companies owns approximately 100% of the Company’s common shares through their combined investments in YF ART Holdings L.P., through an affiliate, funded $30.0 million of the Amended Term Loan B in 2016. Interest paid to Fortress Investment Group, LLC was nominal in 2016.

20. Geographic Concentrations

The following table provides geographic information for the Company’s total revenues for the years ended December 31, 2016, 2015 and 2014, and total assets as of December 31, 2016 and 2015:

	Total Revenues			Total Assets
	2016	2015	2014	2016	2015
	(In thousands)
U.S.	$1,212,799	$1,221,344	$1,220,905	$2,047,142	$2,126,323
Australia	207,035	189,481	210,533	208,115	202,461
New Zealand	33,676	33,073	39,427	54,800	53,470
Argentina	19,780	22,117	18,276	12,695	11,257
Canada	16,709	15,370	20,457	4,879	5,025

	$1,489,999	$1,481,385	$1,509,598	$2,327,631	$2,398,536

21. Segment Information

Our principal operations are organized into four reportable segments: Warehouse, Third-Party Managed, Transportation and Quarry.

•

Warehouse. Our primary source of revenues consists of rent and storage and warehouse services fees. Our rent and storage and warehouse services revenues are the key drivers of our financial performance. Rent and storage revenues consist of recurring, periodic charges related to the storage of frozen and perishable food and other products in our warehouses. We also provide these customers with a wide array of handling and other warehouse services, such as (1) receipt, handling and placement of products into our warehouses for storage and preservation, (2) retrieval of products from storage upon customer request, (3) blast freezing, which involves the rapid freezing of non-frozen products, including individual quick freezing for agricultural produce and seafood, (4) case-picking, which involves selecting product cases to build customized pallets, (5) kitting and repackaging, which involves assembling custom product packages for delivery to retailers and

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21. Segment Information (continued)

consumers, and labeling services, (6) order assembly and load consolidation, (7) exporting and importing support services, (8) container handling, (9) cross-docking, which involves transferring inbound products to outbound trucks utilizing our warehouse docks without storing them in our warehouses, and (10) government-approved temperature-controlled storage and inspection services. We may charge our customers in advance for storage and outbound handling fees. Cost of operations for our warehouse segment consists of power, other facilities costs, labor and other costs.

•	Third-Party Managed. We receive management and incentive fees, as well as reimbursement of substantially all expenses, for warehouses and logistics services that we manage on behalf of third-party owners/customers. Cost of operations for our third-party managed segment are reimbursed on a pass-through basis (typically within two weeks), with all reimbursements, plus an applicable mark-up, recognized as revenues under the relevant accounting guidance.

•	Transportation. We charge transportation fees, including fuel surcharges, to our customers for whom we arrange the transportation of their products. Cost of operations for our transportation segment consist primarily of third-party carrier charges, which are impacted by factors affecting those carriers.

•	Quarry. In addition to our primary business segments, we own a limestone quarry in Carthage, Missouri. Revenues are generated from the sale of limestone mined at our quarry. Cost of operations for our quarry consist primarily of labor, equipment, fuel and explosives.

Our reportable segments are strategic business units separated by product and service offerings. Each reportable segment is managed separately and requires different operational and marketing strategies. The accounting polices used in the preparation of our reportable segments financial information are the same as those used in the preparation of its consolidated financial statements.

Our chief operating decision maker uses revenues and segment contribution to evaluate segment performance. We calculate segment contribution as earnings before interest expense, taxes, depreciation and amortization, and excluding corporate selling, general and administrative expense, impairment charges, restructuring charges, acquisition related costs, other income and expense, and certain one-time charges. Corporate selling, general and administrative function supports all the business segments. Therefore, the related expense is not allocated to segments as the chief operating decision maker does not use it to evaluate segment performance.

Segment contribution is not a measurement of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider our segment contribution as an alternative to operating income determined in accordance with GAAP.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21. Segment Information (continued)

The following table presents segment revenues and contributions with a reconciliation to loss before income tax and (loss) gain from sale of real estate, net of tax for the years ended December 31, 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(In thousands)
Segment revenues:
Warehouse	$1,080,867	$1,057,124	$1,039,005
Third-Party Managed	252,411	233,564	217,429
Transportation	147,004	180,892	243,273
Quarry	9,717	9,805	9,891

Total revenues	1,489,999	1,481,385	1,509,598
Segment contribution:
Warehouse	314,045	307,749	294,257
Third-Party Managed	14,814	12,581	10,353
Transportation	14,418	14,305	15,855
Quarry	2,368	2,385	2,054

Total segment contribution	345,645	337,020	322,519
Reconciling items:
Depreciation, depletion, and amortization	(118,571)	(125,720)	(132,679)
Impairment of intangible assets and long-lived assets	(9,820)	(9,415)	—
Selling, general and administrative	(100,238)	(91,222)	(83,822)
Loss from partially owned entities	(128)	(3,538)	(19,990)
Interest expense	(119,552)	(116,710)	(114,223)
Interest income	708	724	717
Loss on debt extinguishment and modification	(1,437)	(503)	—
Foreign currency exchange gain (loss)	464	(3,470)	(5,273)
Other income, net	2,142	1,892	79

Loss before income tax and gain (loss) from sale of real estate, net of tax	$(787)	$(10,942)	$(32,672)

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

21. Segment Information (continued)

The following table details our long-lived assets by reportable segments, with a reconciliation to total assets reported for each of the periods presented in the accompanying consolidated balance sheets.

	Year Ended December 31,
	2016	2015
	(In thousands)
Assets:
Warehouse	$2,027,650	$2,087,340
Managed	44,501	41,356
Transportation	32,715	34,377
Other	17,023	15,779

Total segments assets	2,121,889	2,178,852
Reconciling items:
Corporate assets	183,346	196,037
Investments in partially owned entities	22,396	23,647

Total reconciling items	205,742	219,684

Total assets	$2,327,631	$2,398,536

22. Loss per Common Share

Basic and diluted loss per common share are calculated using the two-class method by dividing the net loss attributable to common shareholders by the weighted-average number of common shares outstanding during each period. Holders of Series B Preferred Shares are entitled to cumulative dividends, which are added to the reported net loss whether or not declared or paid to determine the net loss attributable to common shareholders under the two-class method.

For the years ended December 31, 2016, 2015 and 2014, potential common share under the treasury stock method and the if-converted method were antidilutive because the Company reported a net loss. Consequently, the Company did not have any adjustments in these periods between basic and diluted loss per share related to stock options, restricted stock units, warrants and convertible preferred share.

The table below presents the weighted-average number of antidilutive potential common shares that are not considered in the calculation of diluted loss per share:

	Year Ended December 31,
	2016	2015	2014
Series B Convertible Preferred Stock	33,240,261	33,240,261	33,240,261
Common share warrants	18,574,619	18,574,619	18,574,619
Employee stock options	6,299,444	5,374,528	4,989,976
Restricted stock units	552,861	420,763	283,227

	58,667,185	57,610,171	57,088,083

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

23. Subsequent Events

On January 16, 2017, the Company’s Board of Directors approved expenditures of up to $30.0 million for the construction of a new temperature-controlled facility in the U.S. In order to fund such expenditures, the Company negotiated terms for a loan facility with a lender to borrow up to $24.3 million.

On January 20, 2017, the Company, with consent of the Lenders, modified its Amended Term Loan B to reduce the Applicable Margin from 4.75% to 3.75% per year (2nd Amendment). All other terms of the Amended Term Loan B remained the same. In connection with this 2nd Amendment, the Company paid $2.0 million in financing costs to the same investment banks that arranged for the Original and Amended Term Loan B, and $0.1 million in legal fees. As the repricing of the Amended Term Loan B met the definition of a modification under the relevant accounting guidance, the Company capitalized the fees paid to the investment banks, and classified them as debt issuance costs (contra-liability).

On February 8, 2017, the Company obtained an increase in the size of the 2015 Revolving Line of Credit from the Lenders of $20.0 million, for a total commitment of $170.0 million from $150.0 million as of December 31, 2016. In connection with this transaction, the Company incurred $0.3 million in debt issuance costs.

In February 2017, the Company entered into a construction loan (the UT Construction Loan) to finance the development of a warehouse facility in Clearfield, UT, with an aggregate potential commitment amount of approximately $24.1 million. The UT Construction Loan bears interest at a floating rate of LIBOR plus 3.25% or the bank defined prime rate (which shall not be lower than the LIBOR rate) and is scheduled to mature in February 2019.

The Company granted an aggregate of 155,351 restricted stock units between February and May 2017 under its 2010 Plan to employees and non-employee directors of the Company.

On March 3, 2017, the Company amended the agreement granting the Warrants to YF ART Holdings L.P. to extend the expiration date from March 10, 2017 to April 10, 2017. As a result of this modification, the Company calculated the change in the estimated fair value of the Warrants before and after the extension date. The change in fair value of the Warrants did not affect the Company’s financial results.

On March 24, 2017, the Company acquired a temperature-controlled warehouse facility in Texas for $32.0 million using cash on hand and other liquidity drawn from its 2015 Revolving Line of Credit.

In March 2017, the Company’s Board of Trustees declared distributions of $7.1 million and $5.1 million that were paid to the holders of the Series B Preferred Shares and to common shareholders, respectively, in April 2017.

On April 6, 2017, the Company amended the agreement granting the Warrants to YF ART Holdings L.P. to re-extend the expiration date from April 10, 2017 to July 10, 2017. The change in the estimated fair value of the Warrants before and after this extension date did not affect the Company’s financial results.

On May 11, 2017, the Company and the Lenders entered into a Joinder Agreement to secure incremental borrowings of $110.0 million under the Term Loan B. As a result of these incremental borrowings, the Term Loan B must be repaid in quarterly installments of approximately $2.0 million from June 30, 2017, with a final payment of the balance due on December 1, 2022. All other terms remained the same. In connection with this

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

23. Subsequent Events (continued)

transaction, the Company paid $1.2 million in financing costs and $0.2 million in legal fees. As the transaction met the definition of a modification under the relevant accounting guidance, the Company capitalized the financing costs as debt issuance costs, and expensed the legal fees. The Company used a portion of these incremental borrowings to repay $26.2 million of its 2010 Mortgage Notes. Fortress Investment Group, LLC (Fortress), which in partnership with investment funds affiliated with Yucaipa owns approximately 100% of the Company’s common shares through their combined investments in YF ART Holdings L.P., through an affiliate, funded approximately $14.0 million of the $110.0 million the Company secured through the expansion of the Term Loan B in May of 2017.

In June 2017, the Company’s Board of Trustees declared distributions of $7.1 million and $5.1 million that were paid to the holders of the Series B Preferred Shares and to common shareholders, respectively, in July 2017.

During the second quarter of 2017, the Company evaluated the limestone inventory held at its Quarry operations, and determined that approximately $2.1 million of that inventory is not of saleable quality. As a result, the Company recognized an impairment charge for that amount for the six months ended June 30, 2017.

In June of 2017, the Company’s Joint Venture recorded a $1.4 million charge to write-off a loan receivable from one of its bankrupt customers.

During the second quarter of 2017, the Company entered into a twenty-year agreement with one of its warehouse customers in the U.S. for the construction of a new facility with a budgeted construction cost of approximately $23.5 million. The Company expects to open the facility for operation in the third quarter of 2018. In addition, during the second quarter of 2017, the Company entered into a construction contract for the expansion of an existing warehouse facility in the U.S. for a total construction commitment of approximately $22.0 million. The Company expects to complete this expansion during the second quarter of 2018.

During the quarter ended June 30, 2017, the Company recognized an impairment charge totaling $8.1 million related to three owned warehouse facilities located in the United States in anticipation of a potential future sale of the assets. The estimated fair value of each warehouse facility was determined based on letters of intent executed with prospective buyers in August 2017.

During the quarter ended June 30, 2017, the Company wrote off the remaining capital lease asset of $0.4 million associated with a warehouse facility in the United States, as the Company does not plan to renew the lease agreement when it expires in 2018 and expects to operate the facility at a loss through lease expiration.

During the quarter ended June 30, 2017, the Company recognized an impairment charge totaling $6.5 million related to its investments in two joint ventures in China accounted for under the equity method as it was determined that the recorded investments were no longer recoverable from the projected future cash flows expected to be received from the ventures. The estimated fair value of each investment was determined based on an assessment of the proceeds expected to be received from the potential sale of the Company’s investment interests to the joint venture partner based on current negotiations in August 2017.

On July 6, 2017, the Company amended the agreement granting the Warrants to YF ART Holdings L.P. to re-extend the expiration date from July 10, 2017 to October 10, 2017. The change in the estimated fair value of the Warrants before and after this extension date did not affect the Company’s financial results.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Notes to Consolidated Financial Statements

23. Subsequent Events (continued)

In August 2017, the Company entered into a construction loan to partially finance the development of a warehouse facility in the U.S. with a budgeted construction cost of approximately $23.5 million. The aggregate loan commitment of $16.0 million is scheduled to mature in January 2019 and bears interest at an annual floating rate of LIBOR plus 2.75%.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2016

(In thousands of U.S. dollars, as applicable and unless noted)

			Initial Costs			Gross amount at which carried as of December 31, 2016
Property	Buildings	Encumbrances (3)	Land	Buildings and Improvements	Costs Capitalized Subsequent to Acquisition (5)	Land	Buildings and Improvements (2)	Total (4) (5) (6)	Accumulated Depreciation and Depletion (1) (6) (7)	Date of Construction	Date of Acquisition	Life on Which Depreciation is Computed
US
Albertville, AL	1	13,260	1,251	12,385	683	1,281	13,039	14,320	(4,567)	1993	2008	5 - 40 years
Allentown, PA	2	21,084	5,780	47,807	3,914	6,089	51,412	57,501	(19,220)	1976	2008	5 - 40 years
Amarillo, TX	1	15,673	871	4,473	1,202	932	5,615	6,547	(2,570)	1973	2008	5 - 40 years
Anaheim, CA	1	14,256	9,509	16,810	724	9,509	17,534	27,043	(6,052)	1965	2009	5 - 40 years
Appleton, WI	1	11,167	200	5,022	9,151	909	13,464	14,373	(2,985)	1989	2009	5 - 40 years
Atlanta—Lakewood, GA	1	2,978	4,297	3,369	(2,042)	630	4,993	5,623	(1,554)	1963	2008	5 - 40 years
Atlanta—Skygate, GA	1	25,333	1,851	12,731	249	1,948	12,884	14,832	(3,258)	2001	2008	5 - 40 years
Atlanta—Southgate, GA	1	10,538	1,623	17,652	1,107	1,946	18,437	20,383	(5,096)	1996	2008	5 - 40 years
Atlanta—Tradewater, GA	1	19,726		36,966	(5,901)	6,021	25,044	31,065	(2,156)	2004	2008	5 - 40 years
Atlanta—Westgate, GA	1	16,281	2,270	24,659	(2,974)	1,869	22,085	23,954	(8,032)	1990	2008	5 - 40 years
Atlanta, GA—Corporate		9,031		365	6,823		7,189	7,189	(2,358)	1999/2014	2008	5 - 40 years
Augusta, GA	1	3,378	2,678	1,943	708	2,820	2,509	5,329	(1,158)	1971	2008	5 - 40 years
Babcock, WI	1	10,741	852	8,916	68	858	8,977	9,835	(2,252)	1999	2008	5 - 40 years
Bartow, FL	1	2,972		2,451	345	10	2,786	2,796	(1,963)	1962	2008	5 - 40 years
Belvidere—Imron, IL	1	16,279	2,000	11,989	3,188	2,376	14,801	17,177	(4,372)	1991	2009	5 - 40 years
Belvidere—Landmark, IL	1	4,999	1	2,117	1,861		3,979	3,979	(3,138)	1991	2009	5 - 40 years
Bettendorf, IA	2		1,281	12,446	(2,499)	1,406	9,823	11,229	(5,920)	1973	2008	5 - 40 years
Birmingham, AL	1	1,028	1,002	957	395	881	1,473	2,354	(564)	1963	2008	5 - 40 years
Boston, MA	1	9,255	1,855	5,796	384	1,918	6,118	8,036	(2,005)	1969	2008	5 - 40 years
Brea, CA	1	8,995	4,645	5,891	585	4,664	6,457	11,121	(2,167)	1975	2009	5 - 40 years
Brooklyn Park, MN	1	9,409	1,600	8,951	1,313	1,600	10,264	11,864	(3,327)	1986	2009	5 - 40 years
Burley, ID	2	32,629		16,136	2,689	34	18,791	18,825	(11,487)	1959	2008	5 - 40 years
Burlington, WA	3	14,992	694	6,108	3,017	709	9,109	9,818	(3,744)	1965	2008	5 - 40 years
Carson, CA	1	8,811	9,100	13,731	984	9,104	14,711	23,815	(3,403)	2002	2009	5 - 40 years
Cartersville, GA	1	12,346	1,500	8,505	464	1,571	8,898	10,469	(2,512)	1996	2009	5 - 40 years
Carthage Quarry, MO			12,621	356	481	12,697	762	13,459	(2,642)	N/A	2008	5 - 40 years
Carthage Warehouse Dist, MO	1	59,380	61,445	33,880	3,748	61,734	37,339	99,073	(17,298)	1972	2008	5 - 40 years

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2016

(In thousands of U.S. dollars, as applicable and unless noted)

			Initial Costs			Gross amount at which carried as of December 31, 2016
Property	Buildings	Encumbrances (3)	Land	Buildings and Improvements	Costs Capitalized Subsequent to Acquisition (5)	Land	Buildings and Improvements (2)	Total (4) (5) (6)	Accumulated Depreciation and Depletion (1) (6) (7)	Date of Construction	Date of Acquisition	Life on Which Depreciation is Computed
City of Industry, CA	2	4,053		1,455	796	19	2,231	2,250	(1,641)	1962	2009	5 - 40 years
Clearfield, UT	1	34,250	2,881	14,945	5,105	2,922	20,009	22,931	(6,686)	1973	2008	5 - 40 years
Columbia, SC	1	1,038	768	1,429	686	797	2,086	2,883	(854)	1971	2008	5 - 40 years
Connell, WA	1	7,769	497	8,728	1,067	508	9,784	10,292	(3,133)	1969	2008	5 - 40 years
Dallas, TX	1	14,135	1,468	14,385	3,681	1,537	17,998	19,535	(9,159)	1994	2009	5 - 40 years
Delhi, LA	1	16,926	539	12,228	466	580	12,653	13,233	(4,410)	2010	2010	5 - 40 years
Denver-50th Street, CO	1	1,554		1,724	404		2,128	2,128	(2,089)	1974	2008	5 - 40 years
Dominguez Hills, CA	1	8,444	11,149	10,894	882	11,149	11,776	22,925	(3,564)	1989	2009	5 - 40 years
Douglas, GA	1	2,759	400	2,080	969	`401	3,048	3,449	(800)	1969	2009	5 - 40 years
East Dubuque, IL	1		722	13,764	588	753	14,322	15,075	(3,648)	1993	2008	5 - 40 years
East Point, GA	1		1,884	3,621	1,263	1,942	4,826	6,768	(106)	1959	2016	5 - 40 years
Fort Dodge, IA	1	10,741	1,022	7,162	1,612	1,226	8,570	9,796	(3,248)	1979	2008	5 - 40 years
Fort Smith, AR	2	1,554	308	2,231	809	342	3,007	3,349	(952)	1958	2008	5 - 40 years
Fort Worth—Blue Mound, TX	1	4,008	1,700	5,055	994	1,700	6,049	7,749	(1,285)	1995	2009	5 - 40 years
Fort Worth—Samuels, TX	2	8,566	1,985	13,447	2,389	2,109	15,711	17,820	(4,937)	1977	2009	5 - 40 years
Fremont, NE	1	28,774	629	3,109	5,461	645	8,555	9,200	(3,293)	1968	2008	5 - 40 years
Ft. Worth—Meacham, TX	1	20,738	5,610	24,686	767	5,686	25,377	31,063	(8,355)	2005	2008	5 - 40 years
Ft. Worth—Railhead, TX	1	11,890	1,857	8,536	366	1,955	8,804	10,759	(3,062)	1998	2008	5 - 40 years
Gadsden, AL	1	24,936	100	9,820	(847)	343	8,730	9,073	(1,530)	1991	2013	5 - 40 years
Gaffney, SC	1	4,985	1,000	3,263	115	1,000	3,378	4,378	(940)	1995	2008	5 - 40 years
Gainesville, GA	1	7,303	400	5,704	558	411	6,251	6,662	(1,718)	1989	2009	5 - 40 years
Garden City, KS	1	3,378	446	4,721	1,062	446	5,783	6,229	(1,700)	1980	2008	5 - 40 years
Gateway, GA	2	11,146	3,271	19,693	2,250	3,182	22,032	25,214	(6,648)	1972	2008	5 - 40 years
Geneva Lakes, WI	1	38,731	1,579	36,020	2,238	2,265	37,571	39,836	(8,890)	1991	2009	5 - 40 years
Gloucester—East Main, MA	1	3,047	2,557	3,807	3,782	2,660	7,486	10,146	(2,182)	1961	2008	5 - 40 years
Gloucester—Rogers, MA	1	5,193	1,683	3,675	691	1,818	4,232	6,050	(1,328)	1967	2008	5 - 40 years
Gloucester—Rowe, MA	1	5,141	1,146	2,833	4,387	1,250	7,115	8,365	(2,038)	1955	2008	5 - 40 years
Gouldsboro, PA	1	39,063	4,224	29,473	2,153	4,620	31,230	35,850	(6,706)	2006	2009	5 - 40 years
Grand Island, NE	1	2,567	430	6,542	(2,400)	479	4,093	4,572	(1,475)	1995	2008	5 - 40 years

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2016

(In thousands of U.S. dollars, as applicable and unless noted)

			Initial Costs			Gross amount at which carried as of December 31, 2016
Property	Buildings	Encumbrances (3)	Land	Buildings and Improvements	Costs Capitalized Subsequent to Acquisition (5)	Land	Buildings and Improvements (2)	Total (4) (5) (6)	Accumulated Depreciation and Depletion (1) (6) (7)	Date of Construction	Date of Acquisition	Life on Which Depreciation is Computed
Green Bay, WI	2	2,837		2,028	1,403	55	3,376	3,431	(1,633)	1935	2009	5 -40 years
Greenville, SC	1	581	200	1,108	437	200	1,545	1,745	(1,196)	1962	2009	5 -40 years
Hatfield, PA	2	11,044	5,002	28,286	2,692	5,314	30,666	35,980	(9,245)	1983	2009	5 -40 years
Henderson, NV	2	9,239	9,043	14,415	734	9,043	15,150	24,193	(3,797)	1988	2009	5 -40 years
Hermiston, OR	1	35,031	1,322	7,107	276	1,334	7,371	8,705	(2,476)	1975	2008	5 -40 years
Heyburn, ID	1	1,689		59	43		103	103	(42)	2014	2014	5 -40 years
Houston, TX	1	18,218	1,454	10,084	882	1,469	10,951	12,420	(2,658)	1990	2009	5 -40 years
Indianapolis, IN	4	21,280	1,897	18,991	17,841	3,104	35,625	38,729	(9,653)	1975	2008	5 -40 years
Jefferson, WI	2	8,780	1,553	19,805	920	1,880	20,398	22,278	(6,482)	1975	2009	5 -40 years
Lancaster, PA	1	16,521	2,203	15,670	677	2,371	16,179	18,550	(3,867)	1993	2009	5 -40 years
LaPorte, TX	1	12,023	2,945	19,263	2,279	3,088	21,399	24,487	(5,322)	1990	2009	5 -40 years
Leesport, PA	1	25,130	1,206	14,112	11,289	1,675	24,931	26,606	(5,108)	1993	2008	5 -40 years
Lynden, WA	5	10,769	1,420	8,590	573	1,430	9,152	10,582	(2,858)	1946	2009	5 -40 years
Marshall, MO	1	11,244	741	10,304	370	826	10,590	11,416	(3,387)	1985	2008	5 -40 years
Massillon 17th, OH	1	12,273	175	15,322	418	414	15,501	15,915	(4,553)	2000	2008	5 -40 years
Massillon Erie, OH	1	1,148		1,988	458		2,446	2,446	(2,407)	1984	2008	5 -40 years
Memphis Chelsea , TN	—		80	2	(82)		1	1	(1)	1972	2008	5 - 40 years
Milwaukie, OR	2	12,362	2,473	8,112	1,322	2,483	9,424	11,907	(4,658)	1958	2008	5 -40 years
Mobile, AL	1	4,956	10	3,203	396	10	3,599	3,609	(1,016)	1976	2009	5 -40 years
Modesto, CA	6	24,872	2,428	19,594	3,867	2,667	23,221	25,888	(7,856)	1945	2009	5 -40 years
Montezuma,GA	1		93	5,437	274	123	5,681	5,804	(1,954)	1965	2008	5 -40 years
Montgomery, AL	1	7,133	850	7,746	(823)	1,125	6,648	7,773	(1,098)	1989	2013	5 -40 years
Moses Lake, WA	1	32,371	575	11,046	2,209	1,094	12,736	13,830	(4,050)	1967	2008	5 -40 years
Murfreesboro, TN	1	40,735	1,094	10,936	2,548	1,333	13,244	14,577	(5,269)	1982	2008	5 -40 years
Nampa, ID	4	25,198	1,588	11,864	1,706	1,623	13,535	15,158	(6,054)	1946	2008	5 -40 years
New Ulm, MN	7	10,581	725	10,405	520	824	10,827	11,651	(3,072)	1984	2009	5 -40 years

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2016

(In thousands of U.S. dollars, as applicable and unless noted)

			Initial Costs			Gross amount at which carried as of December 31, 2016
Property	Buildings	Encumbrances (3)	Land	Buildings and Improvements	Costs Capitalized Subsequent to Acquisition (5)	Land	Buildings and Improvements (2)	Total (4) (5) (6)	Accumulated Depreciation and Depletion (1) (6) (7)	Date of Construction	Date of Acquisition	Life on Which Depreciation is Computed
Norfolk, VA	2	1,554	1,453	2,811	(1,335)	1,488	1,440	2,928	(1,022)	1971	2008	5 - 40 years
Oklahoma City, OK	1	4,760	742	2,411	1,147	742	3,558	4,300	(1,311)	1968	2008	5 - 40 years
Ontario, CA	3	29,495	14,673	3,632	22,230	14,673	25,862	40,535	(9,401)	1987(1)/1984 (2)/1983(3)	2008	5 - 40 years
Ontario, OR	4	24,117		13,791	8,713	1,264	21,240	22,504	(9,618)	1962	2008	5 - 40 years
Pasco, WA	1	15,267	557	15,809	271	580	16,058	16,638	(3,958)	1984	2008	5 - 40 years
Pendergrass, GA	1	13,848	500	12,810	1,664	580	14,394	14,974	(4,267)	1993	2009	5 - 40 years
Phoenix2, AZ	1	17,767	3,182	11,312		3,182	11,312	14,494	(1,106)	2014	2014	5 - 40 years
Piedmont, SC	1	11,337	500	9,883	1,295	506	11,172	11,678	(3,191)	1981	2009	5 - 40 years
Plover, WI	1	36,573	1,390	18,298	4,563	1,845	22,406	24,251	(7,541)	1981	2008	5 - 40 years
Portland, ME	1	3,378	305	2,402	189	305	2,591	2,896	(765)	1952	2008	5 - 40 years
Rochelle—Americold Drive, IL	1	5,435	1,860	18,178	1,663	2,174	19,528	21,702	(6,896)	1995	2008	5 - 40 years
Rochelle—Caron, IL	1	15,718	2,071	36,658	483	2,107	37,105	39,212	(12,025)	2004	2008	5 - 40 years
Russellville—Elmira, AR	1	7,028	1,261	9,910	2,026	1,285	11,912	13,197	(4,589)	1986	2008	5 - 40 years
Russellville—Valley, AR	1	12,633	708	15,832	1,053	708	16,886	17,594	(4,284)	1995	2008	5 - 40 years
Salem, OR	4	41,983	3,055	21,096	2,902	3,116	23,937	27,053	(9,171)	1963	2008	5 - 40 years
Salinas, CA	5	7,220	7,244	7,181	6,351	7,281	13,495	20,776	(4,264)	1958	2009	5 - 40 years
Salt Lake City, UT	1	10,701		22,481	3,540		26,020	26,020	(9,635)	1998	2010	5 - 40 years
San Antonio, TX	3	7,067	1,894	11,101	2,348	1,981	13,362	15,343	(5,614)	1913	2009	5 - 40 years
Sebree, KY	1	7,566	638	7,895	445	638	8,339	8,977	(2,020)	1998	2008	5 - 40 years
Sikeston, MO	1	11,686	258	11,936	524	631	12,087	12,718	(2,985)	1998	2009	5 - 40 years
Sioux Falls, SD	1	6,699	856	4,780	3,227	964	7,899	8,863	(3,209)	1972	2008	5 - 40 years
Springdale, AR	1	8,372	844	10,754	1,047	871	11,775	12,646	(3,640)	1982	2008	5 - 40 years
St. Louis, MO	2	6,731	2,082	7,566	1,512	2,076	9,084	11,160	(2,116)	1956	2009	5 - 40 years
St. Paul, MN	2	11,756	1,800	12,129	369	1,800	12,498	14,298	(3,893)	1970	2009	5 - 40 years
Strasburg, VA	1	22,766	1,551	15,038	820	1,551	15,858	17,409	(4,226)	1999	2008	5 - 40 years
Syracuse, NY	2	18,240	2,177	20,056	3,520	2,257	23,496	25,753	(7,498)	1960	2008	5 - 40 years
Tacoma, WA	1	31,343		21,216	1,798	11	23,004	23,015	(5,057)	2010	2010	5 - 40 years

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2016

(In thousands of U.S. dollars, as applicable and unless noted)

			Initial Costs			Gross amount at which carried as of December 31, 2016
Property	Buildings	Encumbrances (3)	Land	Buildings and Improvements	Costs Capitalized Subsequent to Acquisition (5)	Land	Buildings and Improvements (2)	Total (4) (5) (6)	Accumulated Depreciation and Depletion (1) (6) (7)	Date of Construction	Date of Acquisition	Life on Which Depreciation is Computed
Tampa Plant City, FL	2	5,813	1,333	11,836	627	1,372	12,424	13,796	(3,103)	1987	2009	5 - 40 years
Tarboro, NC	1	18,710	1,078	9,586	691	1,225	10,130	11,355	(2,886)	1988	2008	5 - 40 years
Taunton, MA	1	11,167	1,477	14,159	698	1,635	14,699	16,334	(3,552)	1999	2009	5 - 40 years
Texarkana, AR	1	3,869	842	11,169	921	921	12,010	12,931	(3,065)	1992	2008	5 -40 years
Thomasville, GA	1	6,283	1,731	16,914	(7,120)	1,020	10,505	11,525	(2,983)	1997	2008	5 -40 years
Tomah, WI	1	20,311	886	10,715	230	909	10,922	11,831	(3,691)	1989	2008	5 -40 years
Turlock 1, CA	2	7,026	944	4,056	219	967	4,252	5,219	(1,543)	1995	2008	5 - 40 years
Turlock 2, CA	1	4,397	3,091	7,004	1,291	3,116	8,269	11,385	(2,594)	1985	2008	5 - 40 years
Vernon 2, CA	4	7,618	8,100	13,490	2,636	8,112	16,113	24,225	(4,971)	1965	2009	5 - 40 years
Vernon 3, CA	1	608		595	776		1,370	1,370	(939)	1924	2009	5 - 40 years
Victorville, CA	1	6,647	2,810	22,811	451	2,810	23,262	26,072	(6,476)	2004	2008	5 - 40 years
Walla Walla, WA	2	5,269	215	4,693	769	159	5,519	5,678	(2,712)	1960	2008	5 - 40 years
Wallula, WA	1	4,796	690	2,645	675	711	3,300	4,011	(873)	1982	2008	5 - 40 years
Watsonville, CA	1	13,294		8,138	306	21	8,422	8,443	(5,844)	1984	2008	5 - 40 years
West Memphis, AR	1	21,144	1,460	12,300	2,644	2,284	14,121	16,405	(4,401)	1985	2008	5 - 40 years
WestPoint, MS	1	2,229	774	7,059	(1,978)	276	5,578	5,854	(1,632)	1995	2008	5 - 40 years
Wichita, KS	1	8,579	1,297	4,717	889	1,399	5,504	6,903	(2,196)	1972	2008	5 - 40 years
Woodburn, OR	1	19,793	1,552	9,860	1,113	1,552	10,973	12,525	(3,370)	1952	2008	5 - 40 years
York, PA	1	16,895	3,838	36,621	1,221	4,063	37,616	41,679	(11,419)	1994	2008	5 - 40 years
York—Willow Springs, PA	1	3,426	1,300	7,351	341	1,315	7,677	8,992	(2,367)	1987	2009	5 - 40 years
Zumbrota, MN	3	13,496	802	10,358	535	796	10,892	11,688	(2,729)	1996	2009	5 - 40 years
Canada
Cold Logic	3			12	3,431	89	3,354	3,443	(1,165)	1999	2009	5 -40 years
Australia
Arndell Park	2	35,568	13,489	29,428	(2,723)	12,121	28,073	40,194	(7,110)	1989/1994	2009	5 - 40 years
Bris Corporate—Acacia Ridge					287		287	287	(198)		2009	5 - 40 years
Laverton	2	42,913	13,689	28,252	6,175	12,300	35,816	48,116	(8,203)	1997/1998	2009	5 - 40 years
Murarrie	3	23,866	10,891	18,975	(3,496)	9,786	16,584	26,370	(4,412)	1972/2003	2009	5 - 40 years
Prospect	2	25,627		1,187	14,323	7,689	7,821	15,510	(1,856)	1985	2009	5 - 40 years

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2016

(In thousands of U.S. dollars, as applicable and unless noted)

			Initial Costs			Gross amount at which carried as of December 31, 2016
Property	Buildings	Encumbrances (3)	Land	Buildings and Improvements	Costs Capitalized Subsequent to Acquisition (5)	Land	Buildings and Improvements (2)	Total (4) (5) (6)	Accumulated Depreciation and Depletion (1) (6) (7)	Date of Construction	Date of Acquisition	Life on Which Depreciation is Computed
Spearwood	1	18,815	7,194	10,990	(1,238)	6,464	10,482	16,946	(3,011)	1978	2009	5 - 40 years
New Zealand
Braeburn	1			248	30		278	278	(238)	1990	2009	5 - 40 years
Dalgety	1	9,339	6,047	5,531	1,068	6,502	6,145	12,647	(1,485)	1988	2009	5 - 40 years
Diversey	1	10,576	2,357	5,966	744	2,535	6,533	9,068	(1,668)	1988	2009	5 - 40 years
Halwyn	1	3,859	5,227	3,399	1,089	5,620	4,094	9,714	(1,158)	1992	2009	5 - 40 years
Makomako	1	6,841	1,332	3,810	386	1,433	4,096	5,529	(916)	2000	2009	5 - 40 years
Manu Tapu	1			343	318		661	661	(364)	2004	2009	5 - 40 years
Paisly	3			185	915		1,100	1,100	(506)	1984	2009	5 - 40 years
Smarts	1			247	727		974	974	(498)	1984	2009	5 - 40 years
Argentina
Mercado Central	1			4,984	(3,191)		1,793	1,793	(409)	1996/1999	2009	5 - 40 years
Pilar	1		706	2,586	(1,420)	1,291	582	1,873	(206)	2000	2009	5 -40 years

Total		1,803,059	365,011	1,562,105	223,915	384,855	1,766,176	2,151,031	(561,940)

Schedule III—Footnotes

(1) Reconciliation of total accumulated depreciation to consolidated balance sheet caption as of December 31, 2016:
Total per Schedule III	$(561,940)
Accumulated depreciation on investments in personal property	(396,353)

Total accumulated depreciation per consolidated balance sheet	(958,293)

(2) Reconciliation of total Buildings and Improvements to consolidated balance sheet as of December 31, 2016:
Building & Improvements per consolidated balance sheet	1,765,991
Real Capital Leases per consolidated balance sheet	16,827
Less: Construction In Progress (CIP) Real Estate	(16,642)

Total per Schedule III	1,766,176

(3) Reconciliation of total mortgage notes and term loans to consolidated balance sheet caption as of December 31, 2016:
Total per Schedule III	1,803,059
Deferred financing costs and debt discount, net of amortization	(35,916)
Allocation of term loan to third-party managed sites excluded from Schedule III	20,264
Less: Sale Leasebacks obligations	(123,616)
Less: Capital lease obligations	(11,366)

Total mortgage notes and term loans per consolidated balance sheet	1,652,425

(4) The aggregate cost for Federal tax purposes at December 31, 2016 of our real estate assets was $1,923,104.
(5) Includes real estate impairments recorded at the following locations:
Bettendorf, IA—$8,278
Memphis (Chelsea), TN—$82
Norfolk, VA—$1,460

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2016

(In thousands of U.S. dollars, as applicable and unless noted)

(6) The following table summarizes the Company’s real estate activity and accumulated depreciation for the years ended December 31:

	2016	2015	2014
Real Estate Facilities, at Cost:
Beginning Balance	$2,379,980	$2,381,146	$2,369,155
Capital Expenditures to Maintain Real Estate Facilities	46,761	41,431	18,660
Acquisitions	8,922	—	—
Dispositions	(36,628)	(18,270)	(13,579)
Impairment	(9,820)	(5,711)	—
Conversion of leased assets to owned	(5,331)	9,058
Newly Developed Facilities Opened for Operation	—	—	27,851
Impact of Foreign Exchange Rate Changes	(1,541)	(27,674)	(20,941)

Ending Balance	2,382,343	2,379,980	2,381,146

Accumulated Depreciation:
Beginning Balance	(629,404)	(558,813)	(474,763)
Depreciation Expense	(85,296)	(88,135)	(91,293)
Dispositions	21,885	13,376	4,242
Impact of Foreign Exchange Rate Changes	425	4,168	3,001

Ending Balance	(692,390)	(629,404)	(558,813)

Total Real Estate Facilities at December 31	$1,689,953	$1,750,576	$1,822,333

The total real estate facilities amounts in the table above include $91.6 million, $98.4 million and $107.4 million of assets under sale-leaseback agreements accounted for as a financing as of December 31, 2016, 2015 and 2014, respectively. The Company does not hold title in these assets under sale-leaseback agreements. During the year ending December 31, 2016, the Company acquired and improved a new facility for a total cost of $8.9 million, and acquired the leasehold interest in two operated facilities for a net cost of $36.3 million. In addition, the Company disposed of four idle facilities with a net book value of $20.0 million for an aggregate amount of $31.1 million. Of these proceeds, $0.6 million was used to pay down the 2010 Mortgage Notes, as defined in Note 7 to the Consolidated Financial Statements. As of December 31, 2016, the Company held for sale an idle facility of the Warehouse segment with a carrying amount of $2.1 million, which is included in “Property, plant, and equipment—net” in the accompanying consolidated balance sheet. The Company expects to complete the disposal of such idle facility during the first half of 2017.

AMERICOLD REALTY TRUST AND SUBSIDIARIES

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2016

(In thousands of U.S. dollars, as applicable and unless noted)

(7) Reconciliation of the Company’s real estate activity and accumulated depreciation for the years ended December 31, 2016 to Schedule III:

Total Real Estate gross amount per Schedule III	$2,151,031
Plus: Refrigeration equipment	228,129
Less: Quarry assets	(13,459)
Plus: Construction In Progress (CIP) Real Estate	16,642

Real Estate Facilities, at Cost—Ending balance	2,382,343

Accumulated Depreciation and Depletion per Schedule III	$(561,940)
Plus: Refrigeration equipment	(133,092)
Less: Quarry assets	2,642

Accumulated Depreciation—Ending balance	$(692,390)

Americold Realty Trust and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except shares and per share amounts)

	September 30, 2017	December 31, 2016
	(Unaudited)	(Note)
Assets
Property, plant, and equipment:
Land	$390,988	$384,855
Buildings and improvements	1,844,499	1,765,991
Machinery and equipment	555,255	532,855

	2,790,742	2,683,701
Accumulated depreciation and depletion	(1,004,693)	(923,686)

Property, plant, and equipment – net	1,786,049	1,760,015
Capitalized leases:
Buildings and improvements	16,827	16,827
Machinery and equipment	56,242	41,831

	73,069	58,658
Accumulated depreciation	(39,527)	(34,607)

Capitalized leases – net	33,542	24,051

Cash and cash equivalents	82,044	22,834
Restricted cash	21,491	40,096
Accounts receivable – net allowance of $4,894 and $4,072 at September 30, 2017 and December 31, 2016, respectively	184,497	199,751
Identifiable intangible assets – net	27,057	24,254
Goodwill	188,385	186,805
Investments in partially owned entities	14,609	22,396
Other assets	50,688	47,429

Total assets	$2,388,362	$2,327,631

Liabilities, Series B Preferred Shares and shareholders’ deficit
Liabilities:
Borrowings under revolving line of credit	$—	$28,000
Accounts payable and accrued expenses	225,038	210,469
Construction loan	13,130	—
Mortgage notes and term loans – net of discount and deferred financing costs of $33,818 and $35,916, in the aggregate, at September 30, 2017 and December 31, 2016, respectively	1,728,994	1,652,425
Sale-leaseback financing obligations	122,105	123,616
Capitalized lease obligations	36,652	27,932
Unearned revenue	18,805	17,863
Pension and postretirement benefits	20,793	21,799
Deferred tax liability – net	21,326	23,055
Multi-Employer pension plan withdrawal liability	9,167	—

Total liabilities	2,196,010	2,105,159
Commitments and Contingencies (Note 13)
Preferred shares of beneficial interest, $0.01 par value – authorized 375,000 Series B Cumulative Convertible Voting and Participating Preferred Shares; aggregate liquidation preference of $375,000; 375,000 shares issued and outstanding at September 30, 2017 and December 31, 2016	379,690	371,927
Shareholders’ deficit:
Preferred shares of beneficial interest, $0.01 par value – authorized 1,000 Series A Cumulative Non-Voting Preferred Shares; aggregate liquidation preference of $125; 125 shares issued and outstanding at September 30, 2017 and December 31, 2016	—	—
Common shares of beneficial interest, $0.01 par value – authorized 250,000,000 shares; 69,370,609 shares issued and outstanding at September 30, 2017 and December 31, 2016	694	694
Paid-in capital	393,694	392,591
Accumulated deficit and distributions in excess of net earnings	(577,297)	(532,196)
Accumulated other comprehensive loss	(4,429)	(10,544)

Total shareholders’ deficit	(187,338)	(149,455)

Total liabilities, Series B Preferred Shares and shareholders’ deficit	$2,388,362	$2,327,631

Note:	The Condensed Consolidated Balance Sheet at December 31, 2016 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

See accompanying notes.

Americold Realty Trust and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except per share amounts)

	Nine Months Ended September 30,
	2017	2016
Revenues:
Rent, storage, and warehouse services revenues	$848,064	$789,873
Third-party managed services	178,561	188,021
Transportation services	107,665	110,035
Other revenues	7,577	7,508

Total revenues	1,141,867	1,095,437
Operating expenses:
Rent, storage, and warehouse services cost of operations	593,665	568,005
Third-party managed services cost of operations	168,879	177,681
Transportation services cost of operations	97,932	99,472
Cost of operations related to other revenues	7,653	5,584
Depreciation, depletion, and amortization	87,196	88,754
Multi-Employer pension plan withdrawal expense	9,167	—
Impairment of long-lived assets	8,773	—
Selling, general and administrative	77,785	72,158

Total operating expenses	1,051,050	1,011,654

Operating income	90,817	83,783

Other (expense) income:
Loss from partially owned entities	(1,342)	(1,105)
Impairment of partially owned entities	(6,496)	—
Interest expense	(85,233)	(90,278)
Interest income	785	531
Loss on debt extinguishment and modification	(986)	(1,437)
Foreign currency exchange loss	(3,870)	(2,466)
Other income, net	1,155	831

Loss before income tax and gain from sale of real estate, net of tax	(5,170)	(10,141)
Income tax (expense) benefit:
Current	(7,734)	(6,678)
Deferred	4,379	3,398

Total income tax expense	(3,355)	(3,280)

Loss before gain on sale of real estate, net of tax	$(8,525)	$(13,421)

(Loss) gain from sale of real estate, net of tax	(83)	5,996

Net loss	$(8,608)	$(7,425)

Less distributions on preferred shares of beneficial interest – Series A	(8)	(8)
Less distributions on preferred shares of beneficial interest – Series B	(21,326)	(21,326)
Less accretion on preferred shares of beneficial interest – Series B	(657)	(707)

Net loss attributable to common shares of beneficial interest	$(30,599)	$(29,466)

Weighted average common shares outstanding – basic	70,012	69,879

Weighted average common shares outstanding – diluted	70,012	69,879

Net loss per common share of beneficial interest – basic	$(0.44)	$(0.42)

Net loss per common share of beneficial interest – diluted	$(0.44)	$(0.42)

Distributions declared per common share of beneficial interest	$0.22	$0.22

See accompanying notes.

Americold Realty Trust and Subsidiaries

Condensed Consolidated Statements of Comprehensive Loss (Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2017	2016
Net loss	$(8,608)	$(7,425)
Other comprehensive income (loss) – net of tax:
Adjustment to accrued pension liability	1,715	2,785
Change in unrealized net gain on foreign currency	4,339	2,274
Unrealized gain (loss) on cash flow hedge derivatives	61	(2,425)

Other comprehensive income	6,115	2,634

Total comprehensive loss	$(2,493)	$(4,791)

See accompanying notes.

Americold Realty Trust and Subsidiaries

Condensed Consolidated Statement of Shareholders’ Deficit

(In thousands, except shares)

	Preferred Shares of Beneficial Interest Series A		Common Shares of Beneficial Interest			Accumulated Deficit and Distributions in Excess of Net Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Number of Shares	Par Value	Number of Shares	Par Value	Paid-in Capital
December 31, 2016	125	$—	69,370,609	$694	$392,591	$(532,196)	$(10,544)	$(149,455)
Net loss	—	—	—	—	—	(8,608)	—	(8,608)
Other comprehensive income	—	—	—	—	—	—	6,115	6,115
Distributions paid on preferred shares of beneficial interest – Series A	—	—	—	—	—	(8)	—	(8)
Distributions paid or accrued on preferred shares of beneficial interest – Series B	—	—	—	—	—	(21,326)	—	(21,326)
Distributions paid or accrued on common shares of beneficial interest	—	—	—	—	—	(15,159)	—	(15,159)
Accretion on preferred shares of beneficial interest – Series B	—	—	—	—	(657)	—	—	(657)
Stock-based compensation expense (Stock Options and RSUs)	—	—	—	—	1,760	—	—	1,760

Balance – September 30, 2017 (Unaudited)	125	$—	69,370,609	$694	$393,694	$(577,297)	$(4,429)	$(187,338)

See accompanying notes.

Americold Realty Trust and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2017	2016
Operating activities:
Net loss	$(8,608)	$(7,425)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion, and amortization	87,196	88,754
Amortization of deferred financing costs and debt discount	6,389	5,229
Amortization of below market leases	114	159
Loss on debt extinguishment and modification, non-cash	400	871
Foreign exchange loss	3,870	2,466
Loss from and impairment of partially owned entities	7,838	1,105
Stock-based compensation expense (Stock Options and RSUs)	1,760	1,950
Deferred tax benefit	(4,379)	(3,398)
Loss (gain) loss from sale of real estate	83	(5,997)
(Gain) loss on sale of other assets	(297)	407
Impairment of long-lived assets and inventory	10,881	—
Multiemployer pension plan withdrawal expense	9,167	—
Provision of doubtful accounts receivable	865	986
Changes in operating assets and liabilities:
Accounts receivable	17,698	3,174
Accounts payable and accrued expenses	(4,840)	(500)
Other	(1,007)	(391)

Net cash provided by operating activities	127,130	87,390
Investing activities:
Restricted cash outflows	382,704	497,421
Restricted cash inflows	(363,814)	(474,753)
Proceeds from the sale of property, plant, and equipment	2,217	12,634
Additions to property, plant, and equipment	(99,889)	(48,495)

Net cash used in investing activities	(78,782)	(13,193)
Financing activities:
Distributions paid on beneficial interest shares – preferred – Series A	(8)	(8)
Distributions paid on beneficial interest shares – preferred – Series B	(14,218)	(14,218)
Distributions paid of beneficial interest shares – common	(10,107)	(10,107)
Proceeds from revolving line of credit	34,000	78,000
Repayment of revolving line of credit	(62,000)	(78,000)
Repayment of sale-leaseback financing obligations	(1,510)	(4,862)
Repayment of capitalized lease obligations	(6,125)	(34,503)
Payment of debt issuance costs	(4,180)	(10,796)
Repayment of term loans and mortgage notes	(49,038)	(397,452)
Proceeds from term loans and mortgage notes	110,000	383,078
Proceeds from construction loan	13,130	—

Net cash provided by (used in) financing activities	9,944	(88,868)
Net increase (decrease) in cash and cash equivalents	58,292	(14,671)
Effect of foreign currency translation	918	250
Cash and cash equivalents:
Beginning of period	22,834	33,431

End of period	$82,044	$19,010

Supplemental disclosures of cash flows information:
Acquisition of fixed assets under capitalized lease obligations	$14,838	$3,901

Interest paid – net of amounts capitalized and defeasement costs	$79,345	$88,314

Income taxes paid – net of refunds	$6,394	$9,072

Acquisition of property, plant, and equipment on accrual	$13,850	$1,976

See accompanying notes.

Americold Realty Trust and Subsidiaries

Notes to Condensed Consolidated Financial Statements

1. General

The Company

Americold Realty Trust (the Company or we) is a real estate investment trust (REIT) organized under Maryland law.

During 2010, the Company formed a Delaware limited partnership, Americold Realty Operating Partnership, L.P. (the Operating Partnership), and transferred substantially all of its interests in entities and associated assets and liabilities to the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT or an UPREIT structure. The REIT is the sole general partner of the Operating Partnership, owning 100% of the common general partnership interest as of September 30, 2017. As the sole general partner of the Operating Partnership, the REIT has full, exclusive and complete responsibility and discretion in the day-to-day management and control of the Operating Partnership.

The Operating Partnership includes numerous qualified REIT subsidiaries (QRSs). Additionally, the Operating Partnership conducts various business activities in the United States (U.S.), Australia, New Zealand, Argentina, and Canada through several wholly owned taxable REIT subsidiaries (TRSs).

Ownership

As of September 30, 2017, YF ART Holdings L.P., a partnership among investment funds affiliated with The Yucaipa Companies (Yucaipa) and Fortress Investment Group, LLC, owns approximately 100% of the Company’s common shares of beneficial interest.

Customer Information

The Company’s customers consist primarily of national, regional, and local food manufacturers, distributors, retailers, and food service organizations. For the nine months ended September 30, 2017 and 2016, one customer accounted for more than 10% of our total revenues, with $146.5 million and $156.8 million, respectively. The substantial majority of this customer’s business relates to our third-party managed segment. Of these amounts, $135.3 million and $146.1 million represented reimbursements for certain pass-through expenses during the nine months ended September 30, 2017 and 2016, respectively, that were completely offset by matching expenses included in our third-party managed cost of operations.

Impairment of assets

During the second quarter of 2017, the Company evaluated the limestone inventory held at its Quarry operations, and determined that approximately $2.1 million of that inventory is not of saleable quality. As a result, the Company recognized an impairment charge for that amount, which is included in the “Cost of operations related to other revenues” in the accompanying condensed consolidated statement of operations.

Further, during the second quarter of 2017, the Company recognized an impairment charge totaling $8.1 million related to three owned warehouse facilities located in the United States in anticipation of a potential future sale of the assets. The estimated fair value of each warehouse facility was determined based on letters of intent executed with prospective buyers in August 2017, and the impairment charge is included within the “Impairment of long-lived assets” financial statement item in the accompanying condensed consolidated statement of operations.

In addition, the Company wrote off the remaining leasehold improvement asset of $0.4 million associated with a warehouse facility in the United States, as the Company does not plan to renew the lease agreement when it

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

1. General (continued)

expires in 2018. The impairment charge is included within the “Impairment of long-lived assets” financial statement item in the accompanying condensed consolidated statement of operations for nine months ended September 30, 2017.

Finally, during the quarter ended June 30, 2017, the Company recognized an impairment charge totaling $6.5 million related to its investments in two joint ventures in China accounted for under the equity method (see Note 2) as it was determined that the recorded investments were no longer recoverable from the projected future cash flows expected to be received from the ventures. The estimated fair value of each investment was determined based on an assessment of the proceeds expected to be received from the potential sale, anticipated in the fourth quarter of 2017, of the Company’s investment interests to the joint venture partner based on current negotiations. The impairment charge is included within the “Impairment of partially owned entities” financial statement item in the accompanying condensed consolidated statement of operations.

Assets Held for Sale

The three warehouse facilities for which the Company recognized an impairment charge totaling $8.1 million in the second quarter of 2017, were classified as held for sale as of September 30, 2017 with a total net book value of $10.6 million, representing their estimated fair value less estimated cost to sell. The Company expects to complete the sale of these warehouse facilities during the fourth quarter of 2017. There were no assets classified as held for sale as of December 31, 2016.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP) for interim financial information, and with the rules and regulations of the U.S. Securities and Exchange Commission (SEC). These unaudited condensed consolidated financial statements do not include all disclosures associated with the Company’s consolidated annual financial statements included in its audited financial statements for the year ended December 31, 2016, and, accordingly, should be read in conjunction with the referenced audited financial statements. In the opinion of management, all adjustments (all of which are normal and recurring in nature) considered necessary for a fair presentation have been included. All significant intercompany balances and transactions have been eliminated in consolidation. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year.

Recently Adopted Accounting Standards

Clarifying the Definition of a Business

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606, Revenue from Contracts with Customers. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. ASU 2017-01 will be applied prospectively to any transactions occurring within the period of adoption. Early adoption is permitted, including for interim or annual periods in which the financial statements have not been issued or made available for issuance. The Company early adopted ASU 2017-01 as of the beginning of its fiscal year 2017.

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

1. General (continued)

Future Adoption of Accounting Standards

Compensation - Retirement Benefits

In March 2017, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) 2017-07, Compensation - Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (ASU 2017-07). This update requires that the service cost component of net periodic pension and other postretirement benefits (OPEB) (income) expense be presented in the same income statement line item as other employee compensation costs, while the remaining components of net periodic pension and OPEB (income) expense are to be presented outside operating income. Retrospective application of the change in income statement presentation is required, while the change in capitalized benefit cost is to be applied prospectively. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017. Early adoption is permitted in the first financial statements (interim or annual) issued for a fiscal year, provided all provisions of the ASU (income statement presentation and capitalization of service cost) are adopted. The Company’s adoption of this guidance will result in the reclassification of non-service cost components, as disclosed in Note 12, from “Selling, general and administrative” expense to “Other income, net” for all periods presented in the consolidated statements of operations.

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This update eliminates step two of the goodwill impairment test, and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. For public business entities that are SEC filers, this ASU is effective for annual and any interim impairment tests for periods beginning after December 15, 2019. Public business entities that are not SEC filers should apply the new guidance to annual and any interim impairment tests for periods beginning after December 15, 2020. Early adoption is allowed for all entities as of January 1, 2017, for annual and any interim impairment tests occurring after January 1, 2017. The Company believes the adoption of ASU 2017-04 will not have a material effect on its consolidated financial statements.

2. Equity-Method Investments

The Company has investments in certain ventures that are accounted for under the equity method of accounting. The following tables summarize the financial information of the Company’s largest joint ventures (CMAL and CMAH, as defined in the 2016 audited financial statements) for the interim periods presented.

	Nine Months Ended September 30, 2017
Condensed results of operations	CMAL	CMAH	Total
	(In thousands)
Revenues	$28,503	$8,540	$37,043
Operating (loss) income	(3,184)	961	(2,223)
Net (loss) income	(3,277)	612	(2,665)
Company’s (loss) income from partially owned entities	(1,642)	300	(1,342)

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

2. Equity-Method Investments (continued)

	Nine Months Ended September 30, 2016
Condensed results of operations	CMAL	CMAH	Total
	(In thousands)
Revenues	$26,449	$7,003	$33,452
Operating (loss) income	(2,885)	770	(2,115)
Net (loss) income	(2,748)	557	(2,191)
Company’s (loss) income from partially owned entities	(1,378)	273	(1,105)

In June of 2017, CMAL recorded a $1.4 million charge to write-off a loan receivable from one of its bankrupt customers.

In addition to CMAL and CMAH, the Company has an investment in a joint venture, also accounted for under equity-method, with a carrying amount of $2.0 million as of September 30, 2017 and December 31, 2016.

3. Redeemable Preferred Shares

Series A Cumulative Non-Voting Preferred Shares

In January 2009, the Company issued 125 Series A Cumulative Non-Voting Preferred Shares of beneficial interest, par value $0.01 per share (Series A Preferred Shares) for proceeds of $0.1 million. The Series A Preferred Shares may be redeemed by the Company at any time by notice for a price, payable in cash, equal to 100.0% of each share’s liquidation value of $1,000, plus all accrued and unpaid dividends, plus, if applicable, a redemption premium. As of September 30, 2017, the Company may redeem the Series A Preferred Shares without payment of a redemption premium. Holders of the Series A Preferred Shares are entitled to receive dividends semiannually at a per annum rate equal to 12.5% of the liquidation value.

Series B Cumulative Convertible Voting Preferred Shares

During 2010, the Company’s Board of Trustees approved a series of agreements and documents that effected the conversion of 375,000 authorized and unissued preferred shares of the Company into 375,000 Series B Cumulative Convertible Voting Preferred Shares of beneficial interest, par value $0.01 per share (Series B Preferred Shares), and simultaneously authorized the sale and issuance of the 375,000 Series B Preferred Shares. On December 15, 2010, the Company issued 375,000 of the Series B Preferred Shares for proceeds of $368.5 million. Of this amount, 325,000 Series B Preferred Shares were issued to affiliates of the Goldman Sachs Group (Goldman) and 50,000 Series B Preferred Shares were issued to an affiliate of the majority partner in the Company’s Joint Venture, as defined in the audited financial statements for the year ended December 31, 2016.

The Series B Preferred Shares contain certain conversion features, the terms of which are dependent upon the nature of the conversion event. At each holder’s option, the Series B Preferred Shares may be converted into a number of the Company’s common shares of beneficial interest (common shares), the conversion rate being based upon a variable price index, as defined. As of September 30, 2017, each Series B Preferred Share was convertible at the holder’s option into approximately 88 of the Company’s common shares. If all holders of the Series B Preferred Shares had elected to convert all of their shares in this manner on September 30, 2017, approximately 33,240,000 common shares of the Company would have been issued for the 375,000 Series B Preferred Shares. The Series B Preferred Shares contain certain preemptive rights, anti-dilution provisions, and protections in the event of a recapitalization. The Series B Preferred Shares have the equivalent voting rights as the common shares. The Series B Preferred Shares are senior to any junior securities, and upon a qualifying

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

3. Redeemable Preferred Shares (continued)

liquidation event, as defined, each holder of the Series B Preferred Shares would receive the greater of $1,000 cash per share, plus all accrued and unpaid dividends, or the payment that would be paid in connection with such liquidation event in respect of the number of common shares into which such Series B Preferred Shares could be converted.

Holders of the Series B Preferred Shares are entitled to a 5.0% annual fixed cash dividend (Fixed Dividend) based on the liquidation preference of $1,000 per share plus all accrued and unpaid dividends. Additionally, the holders of the Series B Preferred Shares are entitled to participate in dividends paid to holders of the Company’s common shares by receiving a dividend in an amount and in a kind equal to and equivalent to what the holder would have received had such holder held the number of common shares for such common share dividend into which the Series B Preferred Share could be converted on the record date (Participating Dividend). Beginning in 2011, and each year thereafter, if Participating Dividends paid annually to the holders of the Series B Preferred Share do not equal or exceed 2.5% of the $1,000 per share liquidation preference, then holders are entitled to a dividend for the shortfall. Dividends are only payable when declared by the Company’s Board of Trustees, but accrued and unpaid dividends are cumulative and payable upon any conversion or redemption event, as defined, for the Series B Preferred Shares.

As of September 30, 2017, the Company’s Board of Trustees declared $14.1 million of Fixed Dividends, $4.7 million of which were accrued in the Series B Preferred Shares mezzanine caption of the balance sheet as of September 30, 2017, and were paid on October 2, 2017. There were no accrued or unpaid Fixed Dividends to the holders of the Series B Preferred Shares as of December 31, 2016.

In the event that the Company completes a qualifying Initial Public Offering (IPO), each outstanding Series B Preferred Share plus any accrued and unpaid dividends will be automatically converted into the Company’s common shares based on the then-existing conversion price. In the event that the Company completes a non-qualifying IPO, each outstanding Series B Preferred Share will be automatically converted into one Series C Preferred Share. A qualifying IPO is defined as an IPO in which a) the aggregate gross proceeds to the Company are at least $250 million (before deduction of underwriting discounts, commissions and expenses), and b) the offering price per common shares is greater than or equal to 135% of the Series B Preferred Share’s conversion price in effect upon the consummation of such qualified IPO.

Upon the occurrence of the tenth anniversary of the issuance date of the Series B Preferred Shares, December 15, 2020, and each subsequent anniversary thereafter, the holders of the Series B Preferred Shares outstanding on the redemption date may, at their option, require the Company to redeem the Series B Preferred Shares in, at the Company’s option, either cash or the Company’s common shares based on the current market price. The redemption value upon such an event will be $1,000 per share, plus all accrued and unpaid dividends. Separately, upon a change in control event, the Series B Preferred Shares will be redeemable, at the option of the holder, at 101% of the liquidation preference for cash.

Given that the Series B Preferred Shares are redeemable at the option of the holder on the tenth anniversary of the issuance date, the Company is required to classify these shares in mezzanine equity. The carrying amount of the Series B Preferred Shares was initially recorded net of discount and offering costs totaling approximately $10.0 million. The carrying amount is increased by periodic accretions through accumulated deficit and distributions in excess of net earnings in the consolidated statements of shareholders’ equity, so that the carrying amount will equal the mandatory redemption value as of December 15, 2020, plus any accrued and unpaid dividends. As of September 30, 2017 and December 31, 2016, the carrying amount of the Series B Preferred Shares was $379.7 million and $371.9 million, respectively.

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

3. Redeemable Preferred Shares (continued)

Series C Convertible Voting Preferred Shares

Contemporaneously with the authorization of the conversion and issuance of the Series B Preferred Shares by the Board of Trustees discussed above, the Board of Trustees also authorized the conversion of an additional 375,000 authorized and unissued preferred shares into 375,000 Series C Convertible Voting Preferred Shares (Series C Preferred Shares). As discussed above, the Series C Preferred Shares are potentially issuable to the holders of the Series B Preferred Shares upon conversion in connection with a non-qualifying IPO. As of September 30, 2017 and December 31, 2016, no Series C Preferred Shares were issued or outstanding.

4. Debt

The Company’s outstanding borrowings as of September 30, 2017 and December 31, 2016 are as follows:

		Coupon Interest Rate	Effective Interest Rate	September 30, 2017		December 31, 2016
				(In thousands)
	Maturity			Carrying Amount	Fair Value[1]	Carrying Amount	Fair Value[1]
2015 Revolving Line of Credit[1,2]	12/2018	L+3.00%	3.86%	$—	$—	$28,000	$28,000

2010 Mortgage Notes cross-collateralized and cross-defaulted by 46 warehouses:
Component A-1	1/2021	3.86%	4.40%	61,188	62,948	73,619	75,828
Component A-2-FX	1/2021	4.96%	5.38%	150,334	162,549	150,334	162,361
Component A-2-FL2	1/2021	L+1.51%	2.93%	48,654	49,201	74,899	76,083
Component B	1/2021	6.04%	6.48%	60,000	65,925	60,000	66,450
Component C	1/2021	6.82%	7.28%	62,400	69,888	62,400	69,420
Component D	1/2021	7.45%	7.92%	82,600	93,235	82,600	87,969

2013 Mortgage Notes cross-collateralized and cross-defaulted by 15 warehouses:
Senior note	5/2023	3.81%	4.14%	195,757	198,694	200,252	201,455
Mezzanine A	5/2023	7.38%	7.55%	70,000	69,650	70,000	68,436
Mezzanine B	5/2023	11.50%	11.75%	32,000	31,840	32,000	31,351

2015 Term Loans:
Term Loan B2	12/2022	L+3.75%	5.36%	808,966	808,966	704,833	704,833
Australia Term Loan[2]	6/2020	BBSY+1.40%	4.84%	159,132	161,519	146,789	148,803
New Zealand Term Loan[2]	6/2020	BKBM+1.40%	5.57%	31,781	32,258	30,615	31,031
Less deferred financing costs				(27,242)	n/a	(28,473)	n/a
Less debt discount				(6,576)	n/a	(7,443)	n/a

Total Mortgage Notes and Term Loans, net				$1,728,994	$1,806,673	$1,652,425	$1,724,020

Construction Loan:
1 warehouse – Clearfield, UT2	2/2019	L+3.25%	5.12%	$13,130	$13,130	$—	$—

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

4. Debt (continued)

(1)	The carrying amount of the 2015 Revolving Line of Credit approximates its fair value due to the short-term maturity of the instrument. See Note 7 for information on the determination of fair value for other outstanding borrowings.
(2)	L = one-month LIBOR; BBSY= Bank Bill Swap Bid Rate (applicable in Australia); BKBM = Bank Bill Reference Rate (applicable in New Zealand).

2015 Revolving Line of Credit

On April 22, 2016, the Company entered into a Joinder Agreement with the Lenders to increase the size of the 2015 Revolving Line of Credit by $15.0 million, for a total Lenders’ commitment of $150.0 million. The Company capitalized approximately $0.1 million in debt issuance costs as a result of this transaction.

On July 19, 2016, Moody’s Investor Services upgraded the rating for the Company to B2 from B3. As a result, the Applicable Margin on the 2015 Revolving Line of Credit was lowered to 3.00% per year plus one-month LIBOR.

On February 8, 2017, the Company obtained an increase in the size of the 2015 Revolving Line of Credit from the Lenders of $20.0 million, for a total commitment of $170.0 million. In connection with this transaction, the Company capitalized approximately $0.3 million in debt issuance costs. These debt issuance costs are included in “Other assets” in the condensed consolidated balance sheet as of September 30, 2017.

Term Loan B

On July 18, 2016 (1st Amendment), the Company amended its credit agreement with the Lenders to secure incremental borrowings of $385.0 million and re-price the Original Term Loan B (Amended Term Loan B, and together with the Original Term Loan B, Term Loan B). The aggregate principal amount of the Term Loan B of $708.4 million, after principal amortization from the Closing Date through the 1st Amendment, bears interest at an Applicable Margin, as defined in the 1st Amendment, of 4.75% per year plus one-month LIBOR with a 1.00% floor, and must be repaid in quarterly installments of $1.8 million from September 30, 2016, with a final payment of the balance due on December 1, 2022. The net proceeds from the incremental borrowings under the Amended Term Loan B of $373.5 million, after deducting a 0.50% OID for the expansion of the borrowing base and certain arrangement and structuring fees, were used to repay the 2006 Mortgage Notes – Pool 1A, 1B and 1C. As part of this amendment, the Company incurred $9.3 million of debt issuance costs, of which $6.8 million were capitalized and classified as a contra-liability to the “Mortgage notes and term loans” line item of the consolidated balance sheet.

On January 20, 2017, the Company, with consent of the Lenders, modified its Term Loan B to reduce the Applicable Margin from 4.75% to 3.75% per year (2nd Amendment). All other terms remained the same. In connection with this 2nd Amendment, the Company paid $2.0 million in financing costs and $0.1 million in legal fees. As the repricing of the Term Loan B met the definition of a modification under the relevant accounting guidance, the Company capitalized the financing costs as debt issuance costs, and expensed the legal fees.

On May 11, 2017, the Company and the Lenders entered into a Joinder Agreement to secure incremental borrowings of $110.0 million under the Term Loan B, for an aggregate principal amount of $809.0 million as of September 30, 2017, after principal amortization. As a result of these incremental borrowings, the Term Loan B must be repaid in quarterly installments of approximately $2.0 million from June 30, 2017, with a final payment of the balance due on December 1, 2022. All other terms remained the same. In connection with this transaction,

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

4. Debt (continued)

the Company paid $1.2 million in financing costs and $0.2 million in legal fees. As the transaction met the definition of a modification under the relevant accounting guidance, the Company capitalized the financing costs as debt issuance costs, and expensed the legal fees. The Company used a portion of these incremental borrowings to repay $26.2 million of its 2010 Mortgage Notes.

Construction Loan – Clearfield, UT

In February 2017, the Company entered into a construction loan (the UT Construction Loan) to finance the development of a warehouse facility in Clearfield, UT, with an aggregate potential commitment amount of approximately $24.1 million. The UT Construction Loan has an initial maturity date of February 2019 and bears interest at an annual floating rate of LIBOR plus 3.25%. As of September 30, 2017, the Company had a balance outstanding under the UT Construction Loan of $13.1 million.

Construction Loan – Middleboro, MA

In August 2017, the Company entered into a second construction loan (the MA Construction Loan) to partially finance the development of a warehouse facility in Middleboro, MA, with an aggregate loan commitment of $16.0 million. The MA Construction Loan has an initial maturity date of August 2020 and bears interest at an annual floating rate of LIBOR plus 2.75%. As of September 30, 2017, the Company had no outstanding balance under the MA Construction Loan.

5. Derivative Financial Instruments

The Company’s objectives for utilizing derivative instruments is to reduce its exposure to fluctuations in cash flows due to changes in the variable interest rates related to certain indebtedness of its foreign subsidiaries. The Company’s strategy to achieve that objective involves entering into interest rate swap contracts. There have been no significant changes in the Company’s policy or strategy for utilizing derivative instruments from what was disclosed in its audited condensed consolidated financial statements for the year ended December 31, 2016.

As of September 30, 2017 and December 31, 2016, the aggregate fair value of these cash flow hedges was $2.6 million and $2.4 million, respectively, which are included in the “Accounts payable and accrued expenses” line of the accompanying condensed consolidated balance sheet. The Company determines the fair value of these derivative instruments using a present value calculation with significant observable inputs classified as Level 2 of the fair value hierarchy.

The following table summarizes the impact of the Company’s interest rate swaps designated as cash flow hedges on the results of operations, Other Comprehensive Income (OCI) and Accumulated Other Comprehensive Income (AOCI):

	Nine Months Ended September 30,
	2017	2016
	(In thousands)
(Gain) loss recognized as OCI, net of tax (effective portion)	$(61)	$2,425
Loss reclassified from AOCI into interest expense, net of tax	1,157	771

The Company’s derivatives have been designated as cash flow hedges; therefore, the effective portion of the changes in the fair value of derivatives will be recognized in AOCI. As the critical terms of the interest rate

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

5. Derivative Financial Instruments (continued)

swaps match the underlying debt being hedged, no ineffectiveness is recognized on these swaps and, therefore, all unrealized changes in fair value are recorded in AOCI. The Company classifies cash inflows and outflows from derivatives within operating activities on the statement of cash flows. Amounts reclassified from AOCI into earnings related to realized gains and losses on interest rate swaps are recognized when interest payments or receipts occur related to the swap contracts, which correspond to when interest payments are made on the Company’s hedged debt.

Refer to Note 14 for additional details regarding the impact of the Company’s derivatives on AOCI for the nine months ended September 30, 2017 and 2016.

6. Sale-Leasebacks of Real Estate

The Company’s outstanding sale-leaseback financing obligations of real estate-related long-lived assets are as follows:

	Maturity	Interest Rate as of September 30, 2017	September 30, 2017	December 31, 2016
			(In thousands)
1 warehouse – 2010	8/2030	10.34%	$19,496	$19,579
11 warehouses – 2007	9/2027	7.00%–19.59%	102,609	104,037

Total sale-leaseback financing obligations			$122,105	$123,616

7. Fair Value Measurements

The Company categorizes assets and liabilities that are recorded at fair values into one of three tiers based upon fair value hierarchy. These tiers include: Level 1, defined as quoted market prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, model-based valuation techniques for which all significant assumptions are observable in the market, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3, defined as unobservable inputs that are not corroborated by market data. The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued expenses and revolving line of credit approximate their fair values due to the short-term maturities of the instruments.

The Company’s mortgage notes, term loan and construction loans are reported at their aggregate principal amount less unamortized original issue discount and deferred financing costs on the accompanying consolidated balance sheets. The fair value of these financial instruments is estimated based on the present value of the expected coupon and principal payments using a discount rate that reflects the projected performance of the collateral asset as of each valuation date. The inputs used to estimate the fair value of the Company’s mortgage notes, term loans and construction loans are comprised of Level 2 inputs, including senior industrial commercial real estate loan spreads, corporate industrial loan indexes, risk-free interest rates, and Level 3 inputs, such as future coupon and principal payments, and projected future cash flows of the collateral asset.

The Company’s financial assets and liabilities recorded at fair value on a recurring basis include certain investments included in cash equivalent money market funds and restricted cash assets. The Company’s cash equivalent money market funds and restricted cash assets are valued at quoted market prices in active markets for

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

7. Fair Value Measurements (continued)

identical assets (Level 1), which the Company receives from the financial institutions that hold such investments on its behalf.

The Company recognizes transfers between levels within the hierarchy as of the beginning of the reporting period. There were no transfers between levels within the hierarchy for the interim periods presented.

The Company’s assets and liabilities measured or disclosed at fair value are as follows:

		Fair Value
	Fair Value Hierarchy	September 30, 2017	December 31, 2016

		(In thousands)
Measured at fair value on a recurring basis:
Cash and cash equivalents	Level 1	$82,044	$22,834
Restricted cash	Level 1	21,491	40,096
Interest rate swap liabilities	Level 2	2,566	2,439

Measured at fair value on a non-recurring basis:
Long-lived assets written down	Level 3	$—	$8,610

Disclosed at fair value:
Mortgage notes, term loans and construction loan	Level 3	$1,819,803	$1,724,020

8. Dividends and Distributions

In order to comply with the REIT requirements of the Internal Revenue Code of 1986, as amended (IRC), the Company is generally required to make common share distributions (other than capital gain distributions) to its shareholders at least equal to 100% of its REIT taxable income, as defined in the IRC, computed without regard to the distributions paid deduction and net capital gains. The Company’s common share dividend policy is to distribute a percentage of cash flow to ensure distribution requirements of the IRS are met while allowing the Company to retain cash to meet other needs, such as capital improvements and other investment activities. The payment of common share distributions is dependent upon the Company’s financial condition, operating results and REIT distribution requirements, and may be adjusted at the discretion of the Company’s Board of Trustees.

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

8. Dividends and Distributions (continued)

The following tables summarize distributions declared to the holders of common shares and Series B Preferred Shares for the nine months ended September 30, 2017 and 2016:

Nine Months Ended September 30, 2017
Period Declared	Dividend Per Share	Distributions Paid			Period Paid
		Common Shares	Series B Preferred Shares
(In thousands, except per share amounts)
March	$0.073	$5,053	$2,421		April
June	0.073	5,053	2,421		July
September	0.073	5,053	2,421		October

		$15,159	7,263	(a)

Series B Preferred Shares – Fixed Dividend			14,063	(b)

Total distributions paid or accrued to Series B Preferred Shares holders			$21,326

Nine Months Ended September 30, 2016
Period Declared	Dividend Per Share	Distributions Paid			Period Paid
		Common Shares	Series B Preferred Shares
(In thousands, except per share amounts)
March	$0.073	$5,053	$2,421		April
June	0.073	5,053	2,421		July
September	0.073	5,053	2,421		October

		$15,159	7,263	(a)

Series B Preferred Shares – Fixed Dividend			14,063	(b)

Total distributions paid or accrued to Series B Preferred Shares holders			$21,326

(a)	Participating Dividend.
(b)	Paid in equal quarterly amounts along with the Participating Dividend.

9. Warrants

On December 10, 2009, the Company issued to affiliates of Yucaipa warrants to purchase 18,574,619 additional common shares at an exercise price of $9.81 per share (Warrants), which were exercisable at any time at the option of Yucaipa through December 10, 2016. In 2015, Yucaipa contributed the Warrants to YF ART Holdings L.P.

On December 7, 2016, the Company amended the agreement granting the Warrants to YF ART Holdings L.P. to extend the expiration date from December 10, 2016 to March 10, 2017. As a result of this modification, the Company calculated the change in the estimated fair value of the Warrants before and after the extension date,

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

9. Warrants (continued)

and concluded that the change in the expiration date increased the estimated fair value of the Warrants by $3.9 million, which the Company recognized as a charge to stock-based compensation expense for the year ended December 31, 2016.

On March 10, 2017, YF ART Holdings L.P. did not exercise its option to purchase additional common shares under the Warrants, and the Company amended the agreement granting the Warrants to YF ART Holdings L.P. three more times extending the expiration date through October 10, 2017. As a result of these amendments, the Company calculated the change in the estimated fair value of the Warrants before and after each extension date, and concluded that the change in the expiration dates did not increase the estimated fair value of the Warrants. Therefore, the Company did not recognize any charges associated with the Warrants during the nine months ended September 30, 2017.

YF ART Holdings L.P. did not exercise its option to purchase additional common shares under the Warrants on October 10, 2017, and the Company has since re-extended the expiration date to November 20, 2017. The change in the estimated fair value of the Warrants before and after the date of this last extension did not affect the Company’s financial results.

10. Share-Based Compensation

All share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized on a straight-line basis as expense over the employees’ requisite service period as adjusted for forfeitures. The following table summarizes stock option grants under the 2010 Plan during the nine months ended September 30, 2017 and 2016:

Nine Months Ended September 30,	Grantee Type	# of Options Granted	Vesting Period	Weighted- Average Exercise Price	Grant Date Fair Value
2017	Employee group	—	—	—	—
2016	Employee group	925,000	5 years	$9.81	$3,191,250

Restricted stock units are nontransferable until vested and the holders are not entitled to receive dividends with respect to the units until the issuance of a common share. Prior to the issuance of a common share, the grantees of restricted stock units are not entitled to vote the shares. Restricted stock unit awards vest in equal annual increments over the vesting period.

The following table summarizes restricted stock unit grants under the 2010 Plan during the nine months ended September 30, 2017 and 2016.

Nine Months Ended September 30,	Grantee Type	# of Restricted Stock Units Granted	Vesting Period	Grant Date Fair Value
2017	Director group	18,348	2-3 years	$198,892
2017	Employee group	141,288	5 years	$1,897,498
2016	Director group	18,348	2-3 years	$198,892

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

10. Share-Based Compensation (continued)

A summary of option activity under the 2008 Plan and 2010 Plan as of September 30, 2017 and 2016, and changes during the nine months then ended, respectively, are as follows:

Options	Shares (In thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Terms (Years)
Outstanding as of December 31, 2016	6,313	$9.72	6.8
Granted	—	—
Exercised	—	—
Forfeited or expired	(835)	9.66

Outstanding as of September 30, 2017	5,478	9.72	6.2

Exercisable as of September 30, 2017	3,294	$9.67	5.1

Outstanding as of December 31, 2015	5,808	$9.69	7.0
Granted	1,225	9.81
Exercised	—	—
Forfeited or expired	(739)	9.65

Outstanding as of September 30, 2016	6,294	9.72	6.9

Exercisable as of September 30, 2016	2,995	$9.61	5.0

Aggregate stock-based compensation charges were $1.8 million and $2.0 million during the nine months ended September 30, 2017 and 2016, respectively, and were included as a component of “selling, general and administrative” expense on the accompanying condensed consolidated statements of operations. As of September 30, 2017, there was $6.1 million of unrecognized stock-based compensation expense related to stock options and restricted stock units, which will be recognized over a weighted-average period of 3.6 years.

11. Income Taxes

Income taxes are accounted for under the provisions of ASC 740 “Income Taxes”, which generally requires the Company to record deferred income taxes for the tax effect of differences between book and tax bases of its assets and liabilities.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including the Company’s past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of its deferred tax assets, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

11. Income Taxes (continued)

The Company recorded income tax expense of $3.4 million and $3.3 million for the nine months ended September 30, 2017 and 2016, respectively. As a REIT, the Company is entitled to a deduction for dividends paid, resulting in a substantial reduction in the amount of federal income tax expense it recognizes. Substantially all of the Company’s income tax expense is incurred based on the earnings generated by its foreign operations, and a significant portion of those earnings is permanently reinvested. The Company’s consolidated effective tax rate could fluctuate in the future based on changes in estimates of taxable income generated by domestic and foreign taxable operations versus the REIT, the implementation of additional tax planning strategies, changes in federal or state tax rates or laws, changes in uncertain tax positions, or changes in the valuation allowance applied to the Company’s deferred tax assets.

Income Tax Contingencies

ASC 740 prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance prescribed in ASC 740 establishes a recognition threshold of more likely than not that a tax position will be sustained upon examination. The measurement attribute requires that a tax position be measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The Company had liabilities of $0.9 million recorded for uncertain tax positions as of September 30, 2017 and December 31, 2016. The Company recognizes interest and penalties related to unrecognized tax positions in income tax expense.

Ruling Request

In the fourth quarter of 2016, the Company filed a ruling request with the IRS for confirmation of a tax position for which it believes qualifies (more likely than not) for the treatment historically applied by the Company. However, should the IRS disagree with the Company’s position, the Company may be required or choose to make a payment to resolve the matter which maybe material to the financial statements. The IRS has not yet ruled on the Company’s request.

12. Employee Benefit Plans

The components of net period benefit cost for the Company’s defined benefit pension and postretirement plans are as follows for the nine months ended September 30, 2017 and 2016:

	Nine Months Ended September 30, 2017
	Retirement Income Plan	National Service- Related Pension Plan	Other Post- Retirement Benefits	Superannuation	Total
	(In thousands)
Components of net periodic benefit cost:
Service cost	$49	$378	$—	$176	$603
Interest cost	1,560	1,120	20	90	2,790
Expected return on plan assets	(1,317)	(881)	—	(131)	(2,329)
Amortization of net loss (gain)	946	611	(1)	—	1,556
Amortization of prior service cost	—	159	—	—	159

Net pension benefit cost	$1,238	$1,387	$19	$135	$2,779

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

12. Employee Benefit Plans (continued)

	Nine Months Ended September 30, 2016
	Retirement Income Plan	National Service- Related Pension Plan	Other Post- Retirement Benefits	Superannuation	Total
	(In thousands)
Components of net periodic benefit cost:
Service cost	$81	$387	$—	$117	$585
Interest cost	1,325	966	19	77	2,387
Expected return on plan assets	(1,554)	(933)	—	(121)	(2,608)
Amortization of net loss (gain)	1,594	559	(2)	—	2,151
Amortization of prior service cost	—	159	—	—	159
Effect of settlement	475	—	—	—	475

Net pension benefit cost	$1,921	$1,138	$17	$73	$3,149

The Company expects to contribute $3.1 million to all plans in 2017.

Multi-Employer Plans

The Company contributes to a number of multi-employer benefit plans under the terms of collective bargaining agreements that cover union-represented employees. These plans generally provide for retirement, death, and/or termination benefits for eligible employees within the applicable collective bargaining units, based on specific eligibility/participation requirements, vesting periods, and benefit formulas. Details on multi-employer benefit plans can be found in the audited financial statements for the year ended December 31, 2016.

During the third quarter of 2017, the Company recorded a charge of $9.2 million representing the present value of a liability associated with its withdrawal obligation under the New England Teamsters Multi-Employer Pension Fund (Fund) for hourly, unionized associates at four of its domestic warehouse facilities.

The Fund is grossly underfunded in accordance with Employee Retirement Income Security Act of 1974 (ERISA) funding standards and, therefore, ERISA required to develop a Rehabilitation Plan, creating a new fund that minimizes the pension withdrawal liability. As a result, current employers participating in the Fund were given the opportunity to exit the Fund and convert to a new fund. The Company’s portion of the unfunded liability, estimated at $13.7 million, will be repaid in equal monthly installments of approximately $38 thousand over 30 years, interest free. Under the relevant U.S. GAAP standard, a participating employer withdrawing from a multi-employer plan should account for a loss contingency equal to the present value of the withdrawal liability, and amortize difference between such present value and the estimated unfunded liability through interest expense over the repayment period.

13. Commitments and Contingencies

Letters of Credit

As of September 30, 2017 and December 31, 2016, there were $33.8 million and $35.3 million, respectively, of outstanding letters of credit issued on the Company’s revolving credit facility.

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

13. Commitments and Contingencies (continued)

Construction commitments

During the second quarter of 2017, the Company entered into a twenty-year agreement with one of its warehouse customers in the U.S. for the construction of a new facility with a budgeted construction cost of approximately $23.5 million. The Company expects to open the facility for operation in the third quarter of 2018.

In addition, during the second quarter of 2017, the Company entered into a construction contract for the expansion of an existing warehouse facility in the U.S. for a total commitment of approximately $22.0 million. The Company expects to complete this expansion during the second quarter of 2018.

Collective Bargaining Agreements

As of September 30, 2017, approximately 53% of the Company’s labor force is covered by collective bargaining agreements. Collective bargaining agreements covering approximately 0.2% of the labor force are set to expire in 2017. The majority of collective bargaining agreements that have already expired as of September 30, 2017 are still under negotiation.

Legal Proceedings

In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reasonably estimated, then a loss is recorded.

In addition to the matters discussed below, the Company may be subject to litigation and claims arising from the ordinary course of business. In the opinion of management, after consultation with legal counsel, the outcome of such matters is not expected to have a material impact on the Company’s financial condition, results of operations, or cash flows.

Kansas Breach of Settlement Agreement Litigation

This case was served against the Company in Wyandotte County, Kansas, on January 17, 2013, alleging breach of a 1994 Settlement Agreement reached with customers of our predecessor company, Americold Corporation. The plaintiffs originally brought claims in 1992 arising from a fire the previous year in an underground warehouse facility.

In 1994, a settlement was reached whereby Americold Corporation agreed to the entry of a $58.7 million judgment against it and assigned its rights to proceed against its insurer to satisfy the judgment. The settlement agreement contained a standard “cooperation provision” where Americold Corporation agreed to sign any documents and to take any actions necessary to fulfill the intent of the settlement agreement. The plaintiffs then sued Americold Corporation’s insurance company to recover the amounts of the settlement. After decades of litigation, the case was ultimately dismissed in 2012, and the Kansas Supreme Court ruled that the 1994 consent judgment had expired.

On September 24, 2012, the plaintiffs filed a separate claim in the district court of Wyandotte County, Kansas, alleging that the Company and one of its subsidiaries, Americold Logistics, LLC, as successors to Americold Corporation, are liable for the full amount of the judgment, based upon the vague allegation that the Company failed to execute a document or take action to keep the judgment alive and viable.

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

13. Commitments and Contingencies (continued)

On February 7, 2013, the Company removed the case to the U.S. federal court and filed a motion to dismiss the case on several grounds, which the plaintiffs vigorously opposed. On October 4, 2013, the court granted our motion and dismissed the case in full. Only one plaintiff appealed the dismissal to the U.S. Court of Appeals where oral argument was heard in November 2014 before the Tenth Circuit in Denver. The Court of Appeals ordered the case remanded to the Kansas State Court, finding U.S. federal diversity jurisdiction did not exist over the Company. The Company petitioned the U.S. Supreme Court for an Oral Argument that occurred on January 19, 2016.

On March 7, 2016, the United States Supreme Court handed down a decision in the Kansas Breach of Settlement Agreement Litigation case. The decision was contrary to the position that the Company argued and the matter was remanded back to Kansas state court for further proceedings. Regardless of the venue, the Company remains confident that its defenses on the merits of plaintiffs’ claims are strong under Kansas law and the chance of any liability is remote.

Following remand to Kansas state court, we have been discussing with plaintiffs a path forward that would result in the plaintiffs dropping the claim for damages and seeking an Order of Specific Performance—namely to require Americold sign a new document to reinstate the judgment assigned in the 1994 Settlement Agreement. Plaintiffs filed a motion to amend which was granted at a March 7, 2017 hearing. There has been no activity since, only discussion on how to move the case forward and whether Plaintiffs might reinstate the damages claim in the face of our intention to file a motion to dismiss. Americold maintains its position that any such renewal of the judgment is ineffective as a matter of law, its defenses are strong and the likelihood of any liability is remote.

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

14. Accumulated Other Comprehensive Income (Loss)

The Company reports activity in AOCI for unrealized holding gains and losses on available-for-sale securities, foreign currency translation adjustments, investments in foreign subsidiaries, unrealized gains and losses on cash flow hedge derivatives, and minimum pension liability adjustments (net of tax). The activity in AOCI for the nine months ended September 30, 2017 and 2016 is as follows:

	Nine Months Ended September 30,
	2017	2016
	(In thousands)
Pension and other postretirement benefits:
Balance at beginning of period, net of tax	$(12,880)	$(14,852)
(Losses) gains arising during the period	1,556	2,626
Less: (Tax benefit)/Tax expense	—	—

Net (losses) gains arising during the period	1,556	2,626
Amortization of net loss and prior service cost(1)	159	159
Less: (Tax benefit)/Tax expense(2)	—	—

Net reclassified from AOCI to net loss	159	159
Other comprehensive (loss) income, net of tax	1,715	2,785

Balance at end of period, net of tax	(11,165)	(12,067)
Foreign currency translation adjustments:
Balance at beginning of period, net of tax	3,874	7,018
Losses on foreign currency translation	4,339	2,274
Less: Tax expense/(Tax benefit)	—	—

Net gains/(losses) on foreign currency translation	4,339	2,274

Balance at end of period, net of tax	8,213	9,292
Cash flow hedge derivatives:
Balance at beginning of period, net of tax	(1,538)	(1,468)
Unrealized loss on cash flow hedge derivatives	(1,074)	(4,292)
Less: Tax expense/(Tax benefit)	22	(1,096)

Net loss on cash flow hedge derivatives	(1,096)	(3,196)
Net reclassified from AOCI to net loss (interest expense)	1,157	771

Balance at end of period, net of tax	(1,477)	(3,893)

Accumulated other comprehensive loss	$(4,429)	$(6,668)

(1)	Amounts reclassified from AOCI for pension liabilities are recorded in general and administrative expenses in the consolidated statements of operations.
(2)	Deferred tax impact of amounts reclassified from AOCI for pension liabilities are recorded in deferred income tax expense (benefit) in the consolidated statements of operations.

15. Related-Party Transactions

Affiliates of Goldman are part of the lending group that has $25.0 million, or 14.7%, of the commitments under the amended 2015 Revolving Credit Facility. Another affiliate of Goldman is one of the participating lenders in the ANZ Loans (with a 2.5% participation in the Australia Term Loan and 31.8% in the New Zealand Term

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

15. Related-Party Transactions (continued)

Loan), for which the Company paid a performance fee to Goldman. As a member of the lending group, the Company is required to pay certain fees to Goldman, which may include interest on borrowings, unused facility fees, letter of credit participation fees, and letter of credit facility fees. The Company paid to Goldman interest expense and fees totaling approximately $0.6 million and $1.3 million during the nine months ended September 30, 2017 and 2016, respectively. Interest payable to Goldman was nominal as of September 30, 2017 and 2016. Goldman is also the counterparty to the interest rate swap agreements described in Note 5.

Fortress Investment Group, LLC (Fortress), which in partnership with investment funds affiliated with Yucaipa owns approximately 100% of the Company’s common shares through their combined investments in YF ART Holdings L.P., through an affiliate, funded approximately $14.0 million of the $110.0 million the Company secured through the expansion of the Term Loan B in May of 2017. Fortress held $48.7 million aggregate principal amount of the Term Loan B as of September 30, 2017. Interest expense paid to Fortress was approximately $1.6 million and $0.2 million during the nine months ended September 30, 2017 and 2016, respectively.

16. Segment Information

Our principal operations are organized into four reportable segments: Warehouse, Third-Party Managed, Transportation and Quarry.

•	Warehouse. Our primary source of revenues consists of rent and storage and warehouse services fees. Our rent and storage and warehouse services revenues are the key drivers of our financial performance. Rent and storage revenues consist of recurring, periodic charges related to the storage of frozen and perishable food and other products in our warehouses. We also provide these customers with a wide array of handling and other warehouse services, such as (1) receipt, handling and placement of products into our warehouses for storage and preservation, (2) retrieval of products from storage upon customer request, (3) blast freezing, which involves the rapid freezing of non-frozen products, including individual quick freezing for agricultural produce and seafood, (4) case-picking, which involves selecting product cases to build customized pallets, (5) kitting and repackaging, which involves assembling custom product packages for delivery to retailers and consumers, and labeling services, (6) order assembly and load consolidation, (7) exporting and importing support services, (8) container handling, (9) cross-docking, which involves transferring inbound products to outbound trucks utilizing our warehouse docks without storing them in our warehouses, and (10) government-approved temperature-controlled storage and inspection services. We may charge our customers in advance for storage and outbound handling fees. Cost of operations for our warehouse segment consists of power, other facilities costs, labor and other costs.

•	Third-Party Managed. We receive management and incentive fees, as well as reimbursement of substantially all expenses, for warehouses and logistics services that we manage on behalf of third-party owners/customers. Cost of operations for our third-party managed segment are reimbursed on a pass-through basis (typically within two weeks), with all reimbursements, plus an applicable mark-up, recognized as revenues under the relevant accounting guidance.

•	Transportation. We charge transportation fees, including fuel surcharges, to our customers for whom we arrange the transportation of their products. Cost of operations for our transportation segment consist primarily of third-party carrier charges, which are impacted by factors affecting those carriers.

•	Quarry. In addition to our primary business segments, we own a limestone quarry in Carthage, Missouri. Revenues are generated from the sale of limestone mined at our quarry. Cost of operations for our quarry consist primarily of labor, equipment, fuel and explosives.

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

16. Segment Information (continued)

Our reportable segments are strategic business units separated by product and service offerings. Each reportable segment is managed separately and requires different operational and marketing strategies. The accounting polices used in the preparation of our reportable segments financial information are the same as those used in the preparation of its consolidated financial statements.

Our chief operating decision maker uses revenues and segment contribution to evaluate segment performance. We calculate segment contribution as earnings before interest expense, taxes, depreciation and amortization, and excluding corporate selling, general and administrative expense, impairment charges, restructuring charges, acquisition related costs, other income and expense, and certain one-time charges. Corporate general and administrative function supports all the business segments. Therefore, the related expense is not allocated to segments as the chief operating decision maker does not use it to evaluate segment performance.

Segment contribution is not a measurement of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider our segment contribution as an alternative to operating income determined in accordance with GAAP.

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

16. Segment Information (continued)

The following table presents segment revenues and contributions with a reconciliation to income (loss) before income tax for the interim periods presented.

	Nine Months Ended September 30,
	2017	2016
	(In thousands)
Segment revenues:
Warehouse	$848,064	$789,873
Third-Party Managed	178,561	188,021
Transportation	107,665	110,035
Quarry	7,577	7,508

Total revenues	1,141,867	1,095,437

Segment contribution:
Warehouse	254,399	221,868
Third-Party Managed	9,682	10,340
Transportation	9,733	10,563
Quarry	(76)	1,924

Total segment contribution	273,738	244,695

Reconciling items:
Depreciation, depletion, and amortization	(87,196)	(88,754)
Multi-Employer pension plan withdrawal expense	(9,167)	—
Impairment of long-lived assets	(8,773)	—
Selling, general and administrative	(77,785)	(72,158)
Loss from partially owned entities	(1,342)	(1,105)
Impairment of partially owned entities	(6,496)	—
Interest expense	(85,233)	(90,278)
Interest income	785	531
Loss on debt extinguishment and modification	(986)	(1,437)
Foreign currency exchange loss	(3,870)	(2,466)
Other income, net	1,155	831

Loss before income tax	$(5,170)	$(10,141)

17. Loss per Common Share

Basic and diluted loss per common share are calculated using the two-class method by dividing the net loss attributable to common shareholders by the weighted-average number of common shares outstanding during each period. Holders of Series B Preferred Shares are entitled to cumulative dividends, which are added to the reported net loss whether or not declared or paid to determine the net loss attributable to common shareholders under the two-class method.

Americold Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

17. Loss per Common Share (continued)

For the nine months ended September 30, 2017 and 2016, potential common shares under the treasury stock method and the if-converted method were antidilutive because the Company reported a net loss attributable to common shares of beneficial interest. Consequently, the Company did not have any adjustments in these periods between basic and diluted loss per share related to stock options, restricted stock units, warrants and convertible preferred share.

The table below presents the weighted-average number of antidilutive potential common shares that are not considered in the calculation of diluted loss per share:

	Nine Months Ended September 30,
	2017	2016
Series B Convertible Preferred Stock	33,240,261	33,240,261
Common share warrants	18,574,619	18,574,619
Employee stock options	5,983,183	6,322,752
Restricted stock units	159,342	176,131

	57,957,405	58,313,763

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of China Merchants Americold Holdings Company Limited

We have audited the accompanying consolidated financial statements of China Merchants Americold Holdings Company Limited, which comprise the consolidated balance sheets as of December 31, 2016 and December 31, 2015 and the related consolidated statements of profit and other comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Merchants Americold Holdings Company Limited at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

March 17, 2017

Except for Note 30 and 31, as to which the date is

September 1, 2017

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

TO THE SHAREHOLDERS OF

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

We have audited the accompanying consolidated financial statements of China Merchants Americold Holding Company Limited and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of December 31, 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flow for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Merchants Americold Holding Company Limited and its subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

The accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flow for the year ended December 31, 2013, and the related notes to the consolidated financial statements were not audited, reviewed or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, Guangdong, People’s Republic of China

December 26, 2016

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

	Notes	2016	2015	2014
		RMB’000	RMB’000	RMB’000
Revenue	8	61,692	52,131	44,806
Cost of sales		(42,897)	(42,581)	(79,382)

Gross profit (loss)		18,795	9,550	(34,576)
Administrative expenses		(10,089)	(11,533)	(9,071)
Impairment loss of goodwill and property, plant and equipment	9	—	—	(34,221)
Other gains, net	10	18,960	6,227	158
Bank Interest income		75	67	39
Finance costs	11	(2,270)	(2,268)	(2,254)

Profit (loss) before tax		25,471	2,043	(79,925)
Income tax (expense) credit	12	(410)	(220)	10,716

Profit (loss) for the year	13	25,061	1,823	(69,209)

Other comprehensive loss, net of tax:
Item that may be subsequently reclassified to profit and loss
Exchange difference arising on translation		(771)	(1,196)	(4)

Total comprehensive income (loss) for the year		24,290	627	(69,213)

Profit (loss) for the year attributable to:
Equity holders of the Company		18,142	844	(66,594)
Non-controlling interests		6,919	979	(2,615)

		25,061	1,823	(69,209)

Total comprehensive income (loss) for the year attributable to:
Equity holders of the Company		18,500	735	(66,942)
Non-controlling interests		5,790	(108)	(2,271)

		24,290	627	(69,213)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Consolidated Statements of Financial Position

As of December 31, 2016 and December 31, 2015

	Notes	2016	2015
		RMB’000	RMB’000
ASSETS
NON-CURRENT ASSETS
Prepaid lease payment	14	12,946	13,258
Property, plant, and equipment	15	173,668	174,476
Goodwill		2,236	2,237
Other intangible assets	16	234	305
Deferred tax assets	22	1,415	1,764
Other assets	19	—	32,492

Total non-current assets		190,499	224,532

CURRENT ASSETS
Inventory		26	—
Trade debtors	17	10,417	8,004
Bank balances and cash	18	7,159	10,106
Other assets	19	83,790	23,332

Total current assets		101,392	41,442

Total assets		291,891	265,974

EQUITY
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS
Share capital	20	7	7
Other reserves		232,559	232,201
Accumulated deficit		(76,804)	(94,946)
Non-controlling interests		20,050	14,260

Total equity		175,812	151,522

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	21	21,475	24,725
Loans from a fellow subsidiary	28(g)	—	50,000
Deferred tax liabilities	22	561	618
Other non-current liabilities	23	11,592	7,160

Total non-current liabilities		33,628	82,503

CURRENT LIABILITIES
Borrowings	21	3,250	2,650
Creditors and accruals	24	29,201	29,299
Loans from a fellow subsidiary	28(g)	50,000	—

Total current liabilities		82,451	31,949

Total liabilities		116,079	114,452

Total equity and liabilities		291,891	265,974

The consolidated financial statements on pages 9 to 45 were approved and authorized for issue by the Board of Directors on March 17, 2017, except for Note 30 and 31, which were reapproved and reauthorized on September 1, 2017.

/s/ Chen, Haizhao	/s/ Zhang, Rui
DIRECTOR	DIRECTOR

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Consolidated Statements of Changes in Equity

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

	Share Capital	Capital reserve	Exchange reserve	Accumulated deficit	Total	Non-controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(note 28 (h))
Balance at January 1, 2014	7	206,577	17,751	(29,196)	195,139	16,639	211,778

Loss for the year	—	—	—	(66,594)	(66,594)	(2,615)	(69,209)
Other comprehensive loss	—	—	(348)	—	(348)	344	(4)

Total comprehensive loss for the year	—	—	(348)	(66,594)	(66,942)	(2,271)	(69,213)

Balance at December 31, 2014	7	206,577	17,403	(95,790)	128,197	14,368	142,565
Profit for the year	—	—	—	844	844	979	1,823
Other comprehensive loss	—	—	(109)	—	(109)	(1,087)	(1,196)

Total comprehensive income (loss) for the year	—	—	(109)	844	735	(108)	627
Shareholders’ contributions	—	8,330	—	—	8,330	—	8,330

Balance at December 31, 2015	7	214,907	17,294	(94,946)	137,262	14,260	151,522
Profit for the year	—	—	—	18,142	18,142	6,919	25,061
Other comprehensive income (loss)	—	—	358	—	358	(1,129)	(771)

Total comprehensive income for the year	—	—	358	18,142	18,500	5,790	24,290

Balance at December 31, 2016	7	214,907	17,652	(76,804)	155,762	20,050	175,812

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

	Note	2016	2015	2014
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Net cash inflows (outflows) from operations	25	14,896	(12,128)	18,288

Net cash generated from (used in) operating activities		14,896	(12,128)	18,288

INVESTING ACTIVITIES
Purchases of property, plant and equipment		(15,876)	(21,389)	(24,353)
Proceeds from disposal of property, plant and equipment		2,850	7,121	—

Net cash used in investing activities		(13,026)	(14,268)	(24,353)

FINANCING ACTIVITIES
Cash receipts from shareholders’ contribution		—	8,330	—
New bank borrowings raised		—	27,375	—
Loans from a fellow subsidiary		—	50,000	—
Repayments of loans from a fellow subsidiary		(2,650)	(50,000)	—
Interests paid		(2,184)	(2,186)	(2,175)

Net cash (used in) generated from financing activities		(4,834)	33,519	(2,175)

Net (decrease) increase in bank balances and cash		(2,964)	7,123	(8,240)
Bank balances and cash at the beginning of the year		10,106	2,963	11,207
Exchange difference on bank balances and cash		17	20	(4)

Bank balances and cash at the end of the year		7,159	10,106	2,963

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

1. General Information

China Merchants Americold Holdings Company Limited (the “Company”) was incorporated as a limited liability company under the laws of British Virgin Islands (“BVI”) on January 20, 2010. The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are primarily provision of cold chain transportation and warehousing services in the People’s Republic of China (the “PRC”). Details of the Company’ subsidiaries as of December 31, 2016 and December 31, 2015 are in the note 2.

The immediate holding company is Smart Ally Holdings Limited, a private limited liability company incorporated in BVI and the ultimate holding company is China Merchants Group Limited, a state-owned enterprise registered in the PRC.

The address of the registered office of the Company is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, BVI.

2. Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRSs”).

The consolidated financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

These consolidated financial statements are presented in Renminbi (“RMB”), unless otherwise stated.

Going concern

At December 31, 2016 and 2015, the Group has net current assets of RMB18,941,000 and RMB9,493,000, respectively. China Merchants Logistics Group Co., Ltd., a fellow subsidiary of the Company, has confirmed its intention to provide continuing financial support to the Company so as to enable it to continue its operating activities for the next twelve months from the approval date of the consolidated financial statements for the year ended December 31, 2016. Consequently, the directors believe that the Company will continue as a going concern, and have prepared the consolidated financial statements on a going concern basis.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

2. Basis of Preparation (continued)

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the equity holders of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the equity holders of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Non-controlling interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group having a contractual obligation in respect of those interests that meets the definition of a financial liability. Non-controlling interests are presented in the consolidated statements of financial position within equity, separately from equity attributable to the equity holders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statements of profit and loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income (loss) for the year between non-controlling interests and the equity holders of the Company.

The following is the details of the subsidiaries held by the Company at December 31, 2016 and December 31, 2015:

Name of subsidiary	Date of establishment	Place of incorporation and nature of legal entity	Principal activities and place of operation	Particulars of issued share capital/ paid in capital	Proportion of nominal value of issued share capital/registered capital/equity interests and voting power held by the Company
					2016	2015
Asia Zone Investment Limited	January 2, 2008	BVI, limited liability company	Investment holding, BVI	1 ordinary share of United States dollar (“US$”) 1 each	100%	100%

China Merchants Americold Hong Kong Holding Company Limited	March 29, 2010	Hong Kong, limited liability company	Investment holding, Hong Kong	1 ordinary share of Hong Kong dollar (“HK$”) 1 each	100%	100%

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

2. Basis of Preparation (continued)

Name of subsidiary	Date of establishment	Place of incorporation and nature of legal entity	Principal activities and place of operation	Particulars of issued share capital/ paid in capital	Proportion of nominal value of issued share capital/registered capital/equity interests and voting power held by the Company
					2016	2015

China Merchants Cold Chain Logistics (China) Company Limited	February 20, 1996	BVI, limited liability company	Investment holding, BVI	1,000 ordinary share of HK$1 each	70%	70%

China Merchants Cold Chain Logistics (Hong Kong) Company Limited	March 27, 2006	Hong Kong, limited liability company	Investment holding, Hong Kong	1 ordinary share of HK$1 each	70%	70%

China Merchants International Cold Chain (Shenzhen) Company Limited	January 12, 1990	The PRC, limited liability company	Provision of cold chain transportation and warehousing services, the PRC	US$5,000,000	70%	70%

Kangxin Logistics (Harbin) Co., Ltd.	July 2, 2009	The PRC, limited liability company	Provision of cold chain transportation and warehousing services, the PRC	US$5,000,000	100%	100%
Rich Products Tianjin Co., Ltd.	March 8, 2004	The PRC, limited liability company	Provision of cold chain transportation and warehousing services, the PRC	US$5,000,000	100%	100%

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

3. Application of New and Revised IFRSS

(i)	Revision and amendments to existing standards and interpretation effective in the year ended December 31, 2016 but have no impact on the Group’s consolidated financial statements

IFRS 14	Regulatory Deferral Accounts
Amendments to IFRS 10, Exception IFRS 12 and IAS 28 (2011)	Investment Entities: Applying the Consolidation
Amendments to IFRS 11 Operations	Accounting for Acquisitions of Interests in Joint
Amendments to IAS 1	Disclosure Initiative
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants
Amendments to IAS 27 (2011)	Equity Method in Separate Financial Statements
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs

The adoption of the above standards or revised standards has no significant financial effect on the Group’s consolidated financial statements.

(ii)	New standards and amendments to existing standards have been issued but are not yet effective for the financial year beginning on January 1, 2016 and have not been early adopted by the Group

IFRS 9	Financial Instruments[2]
IFRS 15	Revenue from Contracts with Customers[2]
IFRS 16	Leases[3]
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions[2]
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts[2]
Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers[2]
Amendments to IAS 7	Disclosure Initiative[1]
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[1]

[1]	Effective for annual periods beginning on or after 1 January 2017
[2]	Effective for annual periods beginning on or after 1 January 2018
[3]	Effective for annual periods beginning on or after 1 January 2019
[4]	No mandatory effective date yet determined but available for adoption

(iii)	New standards and amendments to existing standards have been issued but are not yet effective for the financial year beginning on January 1, 2016 and have not been early adopted by the Group

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

3. Application of New and Revised IFRSS (continued)

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”)

IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue” (“IAS 18”), IAS 11 “Construction Contracts” (“IAS 11”) and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange of those goods or services. Specially, IFRS 15 introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added to IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Group is assessing the impact of the application of IFRS 15 on the future financial statements.

IFRS 16 “Leases” (“IFRS 16”)

IFRS 16 was issued by IASB in January 2016. It will be effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 “Leases” (“IAS 17”). This new standard provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessors and lessees. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

A lessee is required to recognize a right-of-use asset and a lease liability at the commencement of lease arrangement. Right-of-use asset includes the amount of initial measurement of lease liability, any lease payment made to the lessor at or before the lease commencement date, estimated cost to be incurred by the lessee for dismantling or removing the underlying assets from and restoring the

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

3. Application of New and Revised IFRSS (continued)

site, as well as any other initial direct cost incurred by the lessee. Lease liability represents the present value of the lease payments. Subsequently, depreciation and impairment expenses, if any, on the right-of-use asset will be charged to profit or loss following the requirements of IAS 16 “Property, Plant and Equipment”, while lease liability will be increased by the interest accrual, which will be charged to profit or loss, and deducted by lease payments.

In respect of the lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Group is assessing the impact of the application of IFRS 16 on the future financial statements.

The directors of the Company anticipate that the application of other new and revised IFRSs upon their respective effective date will have no material impact on the consolidated financial statements.

4. Significant Accounting Policies

Current and Non-current classification

The Company presents assets and liabilities in the balance sheets based on current and non-current classification. An asset as current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in a normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting periods;

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

4. Significant Accounting Policies (continued)

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for rendering of services for cold chain transportation and warehousing services. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Provision of services

Rent, storage and warehouse services revenue are recognized as services are provided. Customers may be charged in advance. Storage revenue is initially deferred and recognized ratably over the storage period. Warehouse services revenue is recognized as services are performed. The Company and its subsidiaries record transportation revenue and expenses upon delivery of the product.

Sale of goods

Sales of goods are recognized when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

Rental income

Operating lease rental income is recognized on a straight-line basis over the lease period.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 “Share-based Payment”, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 “Inventories” or value in use in IAS 36 “Impairment of Assets”.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

4. Significant Accounting Policies (continued)

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and the PRC subsidiaries is RMB, and the functional currency of the Hong Kong and BVI subsidiaries is Hong Kong dollar.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of profit or loss and other comprehensive income within “other gains, net”.

Foreign exchange gains and losses that relate to borrowings and bank balances and cash are presented in the consolidated statements of profit or loss and other comprehensive income within “other gains, net”.

Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency (subsidiaries incorporated in BVI and Hong Kong) are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the year-end exchange rate;

•	income and expenses for each statement of profit or loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

4. Significant Accounting Policies (continued)

•	all resulting exchange differences are recognized in other comprehensive income;

•	For equity items, the historical rate is used; therefore, these equity items are not retranslated.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive income and accumulated in exchange reserve. When a foreign operation is partially disposed of or sold, the proportionate share of exchange differences is reclassified to profit or loss as part of the gain or loss on disposal.

Property, Plant and Equipment

Property, plant and equipment comprise mainly warehouse, offices, plant and machinery, furniture, equipment and motor vehicles. Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged in the consolidated statements of profit or loss and other comprehensive income during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings and structures	20 - 30 years
Vehicles and machinery	5 - 20 years
Furniture, fittings and equipment	3 - 5 years
Asset retirement costs	Shorter of useful life or lease term

The Group changed the accounting estimates in respect of the useful lives of certain categories of property, plant and equipment with effective on January 1, 2015. Details are set out in note 5.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of the reporting period.

No depreciation is provided on assets under construction. All direct costs relating to the construction of property, plant and equipment including interests and finance costs and foreign exchange differences on interests of the related borrowed funds during the construction period are capitalized as the cost of the property, plant and equipment.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount, as further explained in “impairment on tangible and intangible assets other than goodwill”.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “other gains (losses), net” in the consolidated statements of profit or loss and other comprehensive income.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

4. Significant Accounting Policies (continued)

Asset Retirement Obligation

The Group incurs retirement obligations for certain assets. These obligations are recorded as liabilities equal to the present value of the estimated cost on discounted basis typically at the time the assets are installed. The costs associated with these liabilities are capitalized as part of the related assets and depreciated over the shorter of useful life or lease term. Over time, the liabilities are accreted for the change in their present value.

Leasehold Land and Building

When a lease includes both land and building elements, the Group assesses the classification of each element as a finance or an operating lease separately based on the assessment as to whether substantially all the risks and rewards incidental to ownership of each element have been transferred to the Group, unless it is clear that both elements are operating leases in which case the entire lease is classified as an operating lease. Specifically, the minimum lease payments (including any lump-sum upfront payments) are allocated between the land and the building elements in proportion to the relative fair values of the leasehold interests in the land element and building element of the lease at the inception of the lease.

To the extent the allocation of the lease payments can be made reliably, interest in leasehold land that is accounted for as an operating lease is presented as “prepaid lease payments” in the consolidated statement of financial position and is amortized over the lease term on a straight-line basis. When the lease payments cannot be allocated reliably between the land and building elements, the entire lease is generally classified as a finance lease and accounted for as property, plant and equipment.

Goodwill

Goodwill arising on the acquisition of subsidiaries represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the company level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

Other Intangible Assets

Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relationships had useful lives of 14 years but was shortened to less

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

4. Significant Accounting Policies (continued)

than 1 year during the year ended December 31, 2014 (details set out in note 5) and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected lives.

Other intangible assets represent computer software with useful lives of 5 to 10 years, and are derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of other intangible assets are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in consolidated statements of profit or loss and comprehensive income in the period when the asset is derecognized.

Impairment on Tangible and Intangible Assets Other than Goodwill

At the end of the reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the CGUs to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or a CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial Assets

The Group classifies its financial assets in the category of loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Regular purchases and sales of financial assets are recognized on the trade-date—the date on which the Group commits to purchase or sell the asset. Financial assets are initially recognized at fair value plus transaction costs for the financial assets. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

4. Significant Accounting Policies (continued)

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

•	adverse changes in the payment status of borrowers in the portfolio; or

•	national or local economic conditions that correlate with defaults on the assets in the portfolio; or

•	Any other objective evidence that indicate an impairment of the financial asset may exist.

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statements of profit or loss and other comprehensive income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statements of profit or loss and other comprehensive income.

Debtors

Trade debtors are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade debtors and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

4. Significant Accounting Policies (continued)

Debtors are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

Bank Balances and Cash

In the consolidated statements of financial position and cash flows, bank balances and cash include cash in hand and deposits held at call with banks.

Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Creditors

Trade creditors are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Creditors are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income using the effective interest method over the period of the borrowings.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period date.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

4. Significant Accounting Policies (continued)

Borrowing Costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government Grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the period in which the Group recognized as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

Income Taxes

The tax expense for the year comprises current and deferred tax. Tax expense is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax expense is also recognized in other comprehensive income or directly in equity, respectively.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from “profit before tax” as reported in the consolidated statements of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years, and further excludes items that are never taxable or deductible. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and. their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

4. Significant Accounting Policies (continued)

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

The tax expense for the year comprises current and deferred tax. Tax expense is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax expense is also recognized in other comprehensive income or directly in equity, respectively.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee Benefits

Pension obligations

The Group participates in the employee retirement benefits plan of the respective municipal government in various places in the PRC where the Group operates. The Group is required to make monthly contributions calculated as a percentage of the monthly payroll costs and the respective municipal government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group. The Group’s contributions to the schemes are expensed as incurred.

Termination obligations

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to a termination when the entity has a detailed formal plan to terminate without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

4. Significant Accounting Policies (continued)

Where the Group is the lessee, rentals payable under operating leases (inducing land use right) net of any incentives received from the lessor are charged to the statement of profit or loss on the straight-line basis over the lease terms.

5. Changes in Accounting Estimates

Change in accounting estimates in respect of the useful lives of contractual customer relationship

The management of the Company perform periodic assessments on useful lives of its intangible assets that have definite useful lives. Based on the assessment conducted during the year ended December 31, 2014, the directors determined the useful lives of contractual customer relationship were shortened from 14 years to less than 1 year, due to the reason that actual revenue from the customer related to the intangible assets continues to be significantly below the forecasted revenue and such gap is widening in 2014. Accordingly, the Group adjusted the remaining useful lives of these assets since January 1, 2014 on a prospective basis. Such change in accounting estimate has resulted in an increase in loss attributable to the equity holders of the Company amounting to RMB33,405,000 for the year ended December 31, 2014. The contractual customer relationships were fully amortized by December 31, 2014.

Change in accounting estimates in respect of the useful lives of property, plant and equipment

Periodically reviews are in place for the appropriateness of the estimated useful lives of its long-lived assets. In the review performed for the year ended December 31, 2015, the Group reviewed the useful lives of property, plant and equipment, and based on historical experiences, the Group reassessed that the warehouse building and goods shelves would be used for a longer period as a result of improved maintenance process, and hence updated the estimated useful lives of certain property, plant and equipment prospectively on January 1, 2015 as below:

Item	2016 and 2015	2014 and prior
Warehouse building	30 years	20 years
Goods shelves	20 years	10 years

The change of this accounting estimate has resulted in an increase in profit attributable to the equity holders of the Company amounting to RMB2,241,000 for the year ended December 31, 2015.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

6. Financial Risk Management

6.1 Categories of financial instruments

	2016	2015
	RMB’000	RMB’000
Financial assets
Trade debtors	10,417	8,004
Receivable from fellow subsidiaries	74,818	17,380
Other receivable	6,475	3,342
Bank balances and cash	7,159	10,106

	98,869	38,832

Financial liabilities
Creditors	24,725	27,375
Loans from a fellow subsidiary	50,000	50,000
Trade and other payables	27,766	26,532

	102,491	103,907

6.2 Financial risk management objectives and policies

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by senior management of the Group under policies approved by the directors of the Company.

(i)	Market risk

(a)	Foreign exchange risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. Since the majority of the bank balances and cash in each of the Group’s entities are denominated in the functional currencies of the respective group’s entities, the directors of the Company considered that the Group has no material foreign exchange risk.

(b)	Fair value interest rate risk and cash flow interest rate risk

The Group’s interest rate risk mainly arises from interest-bearing borrowings, loan from a fellow subsidiary and bank deposits. Bank borrowings issued at variable rates as well as bank deposits expose the Group to cash flow interest rate risk whilst loan from a fellow subsidiary at a fixed rate expose the Group to fair value interest rate risk.

The Group adopts a policy of maintaining an appropriate mix of fixed and floating rate borrowings which is achieved primarily through the contractual terms of borrowings. The position is regularly monitored and evaluated by reference of anticipated changes in market interest rate. The Group did not use any interest rate swap to hedge its interest rate risk during the years.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

6. Financial Risk Management (continued)

At December 31, 2016, if interest rates on variable-rate bank borrowings and bank deposits had been 30 basis points (December 31, 2015: 30 basis points) higher/lower with all other variables held constant, post-tax profit for the year would have been RMB32,000 (2015: RMB39,000) lower/higher.

(ii)	Credit risk

Credit risk arises if a customer or other counterparty fails to meet its contractual obligations. The credit risk of the Group mainly arises from bank balances, trade debtors, prepayments and other receivables.

Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights over and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Group selected reputable financial institutions with high credit ratings to deposit its assets. The Group regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

Trade debtors, prepayment and other receivables are typically unsecured. Trade debtors are derived from revenue earned from customers in the PRC, while prepayments and other receivables are arisen from Group’s ordinary business. The risks with respect to trade debtors, prepayment and other receivables are mitigated by credit evaluations the Group performs on its debtors and its ongoing monitoring of outstanding balances. The Group has no significant concentrations of credit risk with respect to its debtors.

(iii)	Liquidity risk

Cash flow forecasts are prepared by management. Management monitors rolling forecasts on the Group’s liquidity requirements to ensure the Group maintains sufficient liquidity reserve to support sustainability and growth of the Group’s business. Currently, the Group finances its working capital requirements through a combination of funds generated from operations and borrowings.

The rolling forecasts of the Group’s liquidity reserve comprise cash and bank balances on the basis of expected cash flows. The Group aims to maintain flexibility in funding while minimizing its overall costs by keeping a mix of committed and uncommitted credit lines available.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

6. Financial Risk Management (continued)

	Weighted average effective interest rate	Repayable on demand or less than 3 months	Between 3 months to 1 year	Between 1 to 2 years	Between 2 to 5 years	Over 5 years	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2016
Borrowings	5.50	683	2,815	4,273	24,095	—	24,725
Loan from a fellow subsidiary	4.35	—	54,349	—	—	—	50,000
Trade and other payables	—	4,563	23,203	—	—	—	27,766

		5,246	80,367	4,273	24,095	—	102,491

As of December 31, 2015
Borrowings	5.50	1,351	2,804	4,610	16,743	8,867	27,375
Loan from a fellow subsidiary	4.35	—	—	54,349	—	—	50,000
Trade and other payables	—	4,231	22,301	—	—	—	26,532

		5,582	25,105	58,959	16,743	8,867	103,907

6.3 Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders or issue new shares.

6.4 Fair value estimation

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities except for non-current bank borrowings and non-current loan from a fellow subsidiary that are recorded at amortized costs in the consolidated financial statements, approximate their fair values at the end of the reporting period largely due to the short term maturities of these instruments.

As of December 31, 2016, the fair value of non-current loan from a fellow subsidiary amounted to RMB 24,877,000, using the discount rates of 9.7% based on risk-free rate, interest rate differential and adding a credit margin.

As of December 31, 2015, the fair value of non-current bank borrowings and loan from a fellow subsidiary amounted to RMB23,434,000 and RMB46,400,000, using the discount rates of 11.3% and 9.7% based on risk-free rate, interest rate differential and adding a credit margin.

The fair value of those non-current liabilities are not directly observable, but, instead, are corroborated by observable market data through statistical techniques; therefore, these are considered to be Level 2 inputs.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

7. Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Impairment of Goodwill

The goodwill of the Group was acquired through a business combination in prior year and initially measured at cost being the excess of the consideration paid over the fair value of the identifiable assets acquired net of the liabilities assumed of the acquired entity which was determined by the management with the assistance of a professional valuer. The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 4. The recoverable amounts of CGU has been determined based on value-in-use calculations. These calculations require the use of estimates.

With the assistance of qualified third party professional valuers, the management evaluated the recoverable amounts of CGU close to the year end of 2016, 2015 and 2014, respectively. The management of the Company are of the view that by the end of 2014, the value of goodwill of the Group was reduced from its value assigned upon acquisition, taking into accounts the material unfavorable changes in cold storage and logistics market conditions, loss of key customers, and reduction of logistics operation scale in Harbin, the PRC. Accordingly, impairment loss of RMB29,621,000 was recognized on goodwill during the year ended December 31, 2014. No further impairment has been noted on goodwill based on the impairment assessment performed by the management as of December 31, 2016 and 2015.

The carrying amount of goodwill at December 31, 2016 was RMB2,237,000 (December 31, 2015: RMB2,237,000).

8. Revenue

The Group’s revenue mainly represents service income for provision of cold chain warehousing, transportation services and other related service. Other service represents export agent service, customs agent service and trading service.

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Warehousing services	54,469	42,730	37,791
Transportation services	3,203	4,274	3,812
Others	4,020	5,127	3,203

	61,692	52,131	44,806

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

8. Revenue (continued)

Information about major customers

Revenue from customers of the corresponding years contributing over 10% of the total sales of the Group are as follows:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Customer A	7,640	6,897	6,140
Customer B	N/A (note)	5,596	5,586
Customer C	N/A (note)	N/A (note)	4,716

Note: the corresponding revenue did not contribute over 10% of the total sales of the Group.

9. Impairment Losses on Goodwill and Property, Plant and Equipment

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Impairment loss on goodwill	—	—	29,621
Impairment loss on property, plant and equipment	—	—	4,600

	—	—	34,221

The Group performed impairment valuation analysis close to year end of 2016, 2015 and 2014 on goodwill and property, plant and equipment which is designated to Kangxin Logistics (Harbin) Company Limited (“Kangxin Harbin”), a subsidiary of the Group as a CGU. According to the impairment valuation analysis, the Group recognized impairment loss of RMB29,621,000 in relation to goodwill arising on acquisition of Kangxin Harbin and RMB4,600,000 on property, plant and equipment, respectively, during the year ended December 31, 2014. The impairment loss on goodwill and property, plant and equipment is primarily due to the material unfavorable changes in cold storage and logistics market conditions, loss of key customers, and reduction of logistics operation scale in Harbin, the PRC. No impairments have been provided on goodwill and property, plant and equipment for the years ended December 31, 2016 and 2015.

The basis of the recoverable amount of the CGU and the major underlying assumptions are summarized below:

The recoverable amount of this unit has been determined based on a value in use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a 5-year discrete projection period with the cash flows beyond the 5-year period extrapolated using a steady long-term growth rate, and discount rate of 12%. The growth rate of the first year of the discrete projection period is 22% as the unit would begin the transportation business in this year and the growth rate of the remaining four years is 3%. The long-term growth rate of 3% was determined by management based on a review of economic, industry, and country-specific factors. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, and such estimation is based on the unit’s past performance and management’s expectations for the market development for 5 years. Management believes that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amount of the unit to exceed the aggregate recoverable amount of the unit.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

10. Other Gains (Losses), Net

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Interest income, net (note 28(e))	16,633	—	—
Gain (loss) on disposal of property, plant and equipment	(30)	5,388	—
Foreign exchange gain, net	1,028	685	24
Government grants (note)	549	134	208
Compensation income	784	—	—
Other gain	(4)	20	(74)

	18,960	6,227	158

Note:	Government grants were received from the local government of the PRC to encourage the Group to build warehouse. There are no unfulfilled conditions or contingencies relating to the grants.

11. Finance Costs

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Interest expenses on:
Bank borrowings wholly repayable within five years	1,304	1,139	—
Less: capitalized interest expense	(1,304)	(1,139)	—
Loans from a fellow subsidiary wholly repayable within five years	2,184	2,186	2,175
Accretion on asset retirement obligations	86	82	79

	2,270	2,268	2,254

12. Income Tax Expense

The Group’s operations in mainland China are subject to corporate income tax law of the People’s Republic of China (“PRC Corporate Income Tax”). The standard PRC Corporate Income Tax rate is 25% (2015 and 2014: 25%).

The amount of taxation charged (credited) to profit or loss represents as follows:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Current income tax expense	118	—	—
Deferred income tax expense	292	220	(10,716)

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

11. Finance Costs (continued)

The income tax charged (credited) for the years can be reconciled to the accounting profit (loss) as follows:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Profit (loss) before tax	25,471	2,043	(79,925)

Income tax expense (credit) calculated at 25% (2015: 25% and 2014: 25%)	6,368	511	(19,981)
Effect of different tax rate of subsidiaries operating in other jurisdiction	(54)	53	84
Effect of expenses not deductible for tax purpose	1,049	48	7,749
Effect of deductible temporary differences not recognized	39	38	37
Effect of tax losses not recognized	—	487	2,040
Tax losses utilized from previous periods	(6,992)	(912)	—
Others	—	(5)	(645)

Income tax expense	410	220	(10,716)

Deferred tax assets are recognized for tax losses carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. As of December 31, 2016, the Group has unused tax losses of RMB25,344,000 (December 31, 2015: RMB27,981,000, December 31, 2014: RMB33,961,000) available to offset against future profits. No deferred tax asset has been recognized for the tax loss for the year ended December 31, 2016, and a deferred tax asset has been recognized in respect of such loss amounting to RMB304,000 for the year ended December 31, 2015 The expiry terms of the deductible losses that no deferred tax assets have been provided are as followings:

2016
RMB’000
2017	13,095
2018	11,847
2019	30,129
2020	21,098
2021	6,841

83,010

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

13. Profit (loss) for the Year

Profit (loss) for the year has been arrived at after charging:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Depreciation of property, plant and equipment	13,865	12,055	13,838
Amortization of prepaid lease payment	311	311	311
Amortization of other intangible assets	71	71	35,941

Total depreciation and amortization	14,247	12,437	50,090

Salaries and other benefits	8,547	7,713	7,566
Retirement benefit scheme contributions	2,142	888	1,328

Total staff costs	10,689	8,601	8,894

Provision of impairment for receivables	71	66	(147)
Rental expenses (note)	5,948	6,248	6,061

Note: Rental expenses have been charged in “cost of sales”.

14. Prepaid Lease Payment

The movements of prepaid leases payment are analyzed as follows:

	2016	2015
	RMB’000	RMB’000
Analyzed for reporting purpose as:
At January 1	13,257	13,569
Amortization	(311)	(311)

At December 31	12,946	13,258

The land use rights are all in respect of land use rights located in the PRC held under a 50-year lease term.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

15. Property, Plant and Equipment

	Buildings and structures	Vehicles and machinery	Furniture, fittings and equipment	Assets under construction	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2015	148,103	51,462	4,620	50,310	254,495

Additions	108	—	353	19,589	20,050
Disposal	(2,022)	(310)	(600)	—	(2,932)

At December 31, 2015	146,189	51,152	4,373	69,899	271,613

Additions	5,396	976	256	6,467	13,095
Transfers	—	8,251	—	(8,251)	—
Disposals	(423)	(312)	(32)	—	(767)

At December 31, 2016	151,162	60,067	4,597	68,115	283,941

DEPRECIATION AND IMPAIRMENT
At January 1, 2015	64,050	19,789	2,442	—	86,281

Depreciation provided for the year	8,446	3,548	61	—	12,055
Disposals	(802)	(294)	(103)	—	(1,199)

At December 31, 2015	71,694	23,043	2,400	—	97,137

Depreciation provided for the year	9,212	4,376	277	—	13,865
Disposals	(402)	(296)	(31)	—	(729)

At December 31, 2016	80,504	27,123	2,646	—	110,273

CARRYING VALUES
At December 31, 2015	74,495	28,109	1,973	69,899	174,476

At December 31, 2016	70,658	32,944	1,951	68,115	173,668

Depreciation expenses of RMB 13,689,000 (2015: RMB 11,889,000, 2014: RMB13,612,000) and RMB176,000 (2015: RMB 166,000, 2014: RMB226,000) have been charged in “cost of sales”, and “administrative expenses”, respectively.

Details of the impairment loss recognized on property, plant and equipment during the year ended December 31, 2014 are set out in note 9.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

16. Other Intangible Assets

Computer Software
RMB’000
Year ended December 31, 2015
At January 1, 2015	376
Amortization	(71)

At December 31, 2015	305

Year ended December 31, 2016
At January 1, 2016	305
Amortization	(71)

At December 31, 2016	234

The useful lives of computer software are from 5 to 10 years.

17. Trade Debtors

	2016	2015
	RMB’000	RMB’000
Trade debtors	11,859	9,375
Less: impairment on trade receivables	(1,442)	(1,371)

Trade debtors, net	10,417	8,004

Impairment on receivables has been included in administrative expenses in the consolidated statements of profit or loss and other comprehensive income.

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customers. Limits and scoring attributed to customers are reviewed periodically. The directors do not consider the Group is exposed to material credit risk in associated with trade and other receivables. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

The aging of trade debtors that are past due as at the end of the reporting period but not impaired is within 180 days.

Movement of impairment on trade debtors:

	2016	2015
	RMB’000	RMB’000
January 1	1,371	1,291
Impairment losses recognized on trade receivables	71	80

December 31	1,442	1,371

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

18. Bank Balances and Cash

	2016	2015
	RMB’000	RMB’000
Cash at bank and on hand	7,159	10,106

Cash at bank earns interest at market rates which range from 0.01% to 0.35% for the year ended December 31, 2016 (2015: 0.01% to 0.385%) per annum.

19. Other Assets

	2016	2015
	RMB’000	RMB’000
Non-current:
Prepayments to a fellow subsidiary (note 28(e))	—	30,468
Others	—	2,024

	—	32,492

Current:
Receivables from fellow subsidiaries (note 28(d))	74,818	17,380
Value added tax recoverable	2,125	2,451
Prepayments	372	159
Other receivables	6,475	3,342
Less: impairment on receivables	—	—

	83,790	23,332

	83,790	55,824

20. Share Capital

	2016	2015
Authorized:
50,000 ordinary shares of US$1 each	US$50,000	US$50,000

Issued and fully paid:
1,000 ordinary shares of US$1 each	US$1,000	US$1,000

Shown in the financial statements	RMB7,000	RMB7,000

21. Borrowings

	2016	2015
	RMB’000	RMB’000
Non-current
Long-term bank borrowings—Secured	21,475	24,725

Current
Current portion of long-term borrowings—Secured	3,250	2,650

Total borrowings	24,725	27,375

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

21. Borrowings (continued)

The borrowings are repayable as follows:

	2016	2015
	RMB’000	RMB’000
Within one year	3,250	2,650
In the second to fifth years inclusive	18,350	16,450
After the fifth year	3,125	8,275

Total borrowings	24,725	27,375

At December 31, 2016, the Group had a bank borrowing amounting to RMB24,725,000 (2015: RMB27,375,000) with maturity of 10 years. The borrowing bears interest at the fixed rate of 5.5% per annum. The bank borrowings were secured by property, plant and equipment amounting to RMB 49,775,000 and land use rights amounting to RMB 9,336,000. RMB 3,250,000 (2015: RMB2,650,000) of the long-term borrowings was classified as short-term borrowings as the maturity period was within one year.

22. Deferred Taxation

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2016	2015
	RMB’000	RMB’000
Deferred tax assets	1,415	1,764
Deferred tax liabilities	(561)	(618)

	854	1,146

The movements in deferred tax assets and liabilities during the year are as follows:

	2016	2015
	RMB’000	RMB’000
At January 1	1,146	1,366
Charged in profit or loss	(292)	(220)

At December 31	854	1,146

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

22. Deferred Taxation (continued)

The movement in deferred tax assets and liabilities of the Group during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets

	Impairment on property, plant and equipment	Government grants	Tax losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
At January 1, 2015	1,150	390	501	2,041
(Charged) credited in profit or loss	(70)	218	(425)	(277)

At December 31, 2015	1,080	608	76	1,764

Charged in profit or loss	(70)	(203)	(76)	(349)

At December 31, 2016	1,010	405	—	1,415

As of December 31, 2016, the Group has no deductible temporary differences (December 31, 2015: RMB 837,000). No deferred tax asset has been recognized in relation to such deductible temporary difference as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Deferred liabilities

Fair value adjustment on business combination
RMB’000
At January 1, 2015	675
Credited in profit or loss	(57)

At December 31, 2015	618

Credited in profit or loss	(57)

At December 31, 2016	561

23. Other Non-Current Liabilities

	2016	2015
	RMB’000	RMB’000
Government grant	9,748	5,387
Asset retirement obligations	1,844	1,759
Others	—	14

	11,592	7,160

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

23. Other Non-Current Liabilities (continued)

Asset retirement obligations represent the present value of the estimated costs to restore the leased warehouses to their original state in accordance to a lease contract with a lease period of 19 years.

24. Creditors and Accruals

	2016	2015
	RMB’000	RMB’000
Amounts due to fellow subsidiaries (note 28(f))	17,917	15,898
Payables for construction projects	6,043	7,888
Receipts in advance	1,435	2,767
Trade payables	2,015	1,173
Others	1,791	1,573

	29,201	29,299

25. Net Cash Inflows (Outflows) From Operations

The reconciliation from loss before tax to cash generated from (used in) operations is set out as follows:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Profit (loss) before income tax	25,471	2,043	(79,925)
Adjustments for:
Provision (reversal) of impairment for receivables	71	66	(147)
Impairment loss on goodwill	—	—	29,621
Impairment loss on property, plant, and equipment	—	—	4,600
Depreciation	13,865	12,055	13,838
Amortization of prepaid lease payment	311	311	311
Amortization of other intangible assets	71	71	35,941
Gain on disposal of property, plant and equipment	(31)	(5,388)	—
Finance costs	2,302	2,268	2,254

Operating profit before working capital changes	42,060	11,426	6,493
Increase in inventories	(26)	—	—
(Increase) decrease in debtors, deposits and prepayments	(31,238)	(17,171)	7,537
Increase (decrease) in creditors and accruals	4,100	(6,383)	4,258

Net cash inflows (outflows) from operations	14,896	(12,128)	18,288

26. Operating Leases Commitments and Arrangements

The Group as Lessee

The Group leases various warehouses under non-cancellable operating lease agreements. Most of the lease terms are 10 years and the majority of lease agreements are renewable at the end of the lease period at market rate.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

26. Operating Leases Commitments and Arrangements (continued)

	2016	2015
	RMB’000	RMB’000
Within 1 year	7,296	7,140
2-5 years	1,899	1,313

	9,195	8,453

The Group as Lessor

Property rental income from property, plant and equipment earned during the year was RMB 14,070,000 (2015: RMB2,338,000, 2014: RMB4,270,000).

At the end of the reporting period, the Group has contracted with tenants for the following future minimum lease receivables:

	2016	2015
	RMB’000	RMB’000
Within 1 year	8,876	973
2-5 years	17,722	2,319
Over 5 years	2,453	—

	29,051	3,292

27. Capital Commitments

Capital expenditure contracted for at the end of the reporting periods but not yet incurred is as follows:

	2016	2015
	RMB’000	RMB’000
Land use rights (note)	—	45,701
Property, plant and equipment	7,301	7,224

	7,301	52,925

Note:	At December 31, 2015, the amount represents the capital commitment in relation to acquisition of the land use rights. Details are set out in note 28(e). At December 2016, the Group terminated the acquisition of land use right and no more capital commitment existed at December 31, 2016.

28. Related Party Transactions

The Company’s shareholders are Smart Ally Holdings Limited and Americold Logistics Hong Kong Limited, which owns 51% and 49% of the Company’s shares, respectively. The ultimate holding company of the Company is China Merchants Group Limited, which is a state-owned enterprise in the PRC.

The Group engages in a significant volume of transactions with unconsolidated entities under common control and those transactions could result in the Group’s operating results or financial position being significantly different from those that would have been obtained if the Group was autonomous.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

28. Related Party Transactions (continued)

During the year, the Group entered into the following transactions with related parties in the ordinary course of business:

(a) Rendering of Services

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Rendering of warehousing services to fellow subsidiaries	5,474	3,085	2,719
Other services rendered to a fellow subsidiary	—	824	132
Interest income rendered to a fellow subsidiary (note 28(e))	17,292	—	—

	22,766	3,909	2,851

(b) Rental Expenses

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Rental expenses paid to a fellow subsidiary	6,354	7,460	841

(c) Purchase of Services and Interest Expense

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Electricity and other services received from a fellow subsidiary	4,225	7,958	10,822
Interest expense on loan from a fellow subsidiary	2,181	2,186	2,175

(d) Receivables

	2016	2015
	RMB’000	RMB’000
Other receivables due from fellow subsidiaries	74,818	17,380

Amounts are unsecured, interest free and repayable on demand.

(e) Prepayment for Land Use Rights

	2016	2015
	RMB’000	RMB’000
Prepayments for land use rights to a fellow subsidiary	—	30,468

At December 31, 2015, the amount represents the prepayments paid to a fellow subsidiary in 2009 to acquire the land use rights of the land located in Shenzhen, the PRC. As the Company was not able to utilize such

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

28. Related Party Transactions (continued)

(e) Prepayment for Land Use Rights (continued)

land, in 2016, the fellow subsidiary agreed to return the prepayment to the Company, and also agreed to compensate Company for the interest on the prepayment at a compound annual interest rate of 7.05%. The Company recognized RMB17,292 thousand of the interest income calculated at compound interest rate of 7.05% net of the restoration costs of RMB659 thousand.

(f) Payables

	2016	2015
	RMB’000	RMB’000
Interests payable to a fellow subsidiary	1,436	1,132
Trade payables due to a fellow subsidiary	105	128
Other payables due to fellow subsidiaries	16,376	14,638

	17,917	15,898

Amounts are unsecured, interest free and repayable on demand.

(g) Loan From a Fellow Subsidiary

	2016	2015
	RMB’000	RMB’000
Loan from a fellow subsidiary	50,000	50,000

At December 31, 2016 and 2015, the loan of RMB 50,000,000 granted by a fellow subsidiary during the year was unsecured, bearing interest at annual rate of 4.35% and repayable on June 24, 2017.

(h) Capital Contribution

	2016	2015
	RMB’000	RMB’000
Capital contribution from shareholder	214,907	214,907

Pursuant to a confirmation letter received by the Company from its shareholders in respect of the amounts received from the shareholders amounting to RMB214,907,000 as of December 31, 2016 and 2015, the shareholders confirmed that the amounts are capital contribution to support the operation and development of the Group, and do not require repayment.

(i)    Key management compensation

	2016	2015
	RMB’000	RMB’000
Salaries, bonus and incentive compensation	nil	nil

The key management includes directors (executive and non-executive), supervisors and senior management of the Company. There are a total of 8 (2015: 10) key management personnel in the Company, and they receive compensation from other related parties.

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

28. Related Party Transactions (continued)

(e) Prepayment for Land Use Rights (continued)

(a) Transactions/balances with other PRC government controlled entities

In addition, the Group has entered into various transactions, including deposits placement, borrowings and other general banking facilities, with certain banks and financial institutions which are government-related entities in its ordinary course of business. In view of the natures of those banking transactions, the directors of the Company are of the opinion that separate disclosure would not be meaningful.

29. Details of Non-Wholly-Owned Subsidiaries that have Material Non-Controlling Interests

The table below shows details of non-wholly-owned subsidiaries of the Group that have material non-controlling interests:

Name of subsidiary	Place of incorporation and principal place of business	Proportion of ownership interests and voting rights held by non-controlling interests		Profit (loss) allocated to non-controlling interests		Accumulated non- controlling interests
		2016	2015	2016	2015	2016	2015
				RMB’000	RMB’000	RMB’000	RMB’000
China Merchants Cold Chain Logistics (China) Company Limited and its subsidiaries	BVI	30%	30%	6,919	979	20,050	14,260

Summarized financial information in respect to the Group’s subsidiaries that has material non-controlling interests is set out below. The summarized financial below represents amounts before intragroup eliminations.

	2016	2015
	RMB’000	RMB’000
Current assets	71,946	28,060

Non-current assets	51,478	88,160

Current liabilities	18,526	18,218

Non-current liabilities	38,063	50,469

Total equity	66,835	47,533

Equity attributable to equity holders of the parent	46,785	33,273

Non-controlling interests	20,050	14,260

CHINA MERCHANTS AMERICOLD HOLDINGS COMPANY LIMITED

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2016, December 31, 2015 and December 31, 2014

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Revenue	61,653	39,147	32,696
Expenses	(38,588)	(35,884)	(41,413)

Profit (loss) for the year	23,065	3,263	(8,717)

Profit (loss) for the year attributable to the owners of the Company	16,146	2,284	(6,102)
Profit (loss) for the year attributable to the owners of the non-controlling interests	6,919	979	(2,615)

Profit (loss) for the year	23,065	3,263	(8,717)

Other comprehensive (loss) profit attributable to the owners the Company	(2,634)	(2,536)	803
Other comprehensive (loss) profit attributable to the owners of the non-controlling interests	(1,129)	(1,087)	344

Other comprehensive (loss) profit for the year	(3,763)	(3,623)	1,147

Total comprehensive income (loss) attributable to the owners of the Company	13,512	(252)	(5,299)
Total comprehensive income (loss) attributable to the owners of the non-controlling interests	5,790	(108)	(2,271)

Total comprehensive income (loss) for the year	19,302	(360)	(7,570)

30. Events Occurred After the Reporting Period

We have evaluated subsequent events up to September 1, 2017, which is the date the consolidated financial statements are issued. No matters or circumstances have arisen since December 31, 2016 that have significantly affected, or may significantly affect the Group’s consolidated financial statements.

31. Approval of the Financial Statements

The financial statements were approved and authorized for issue by the board of directors on March 17, 2017. The financial statements were reapproved and reauthorized for issue by the board of directors on September 1, 2017, together with Note 30 of the financial statements, which was added subsequent to the original issuance on March 17, 2017.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

Report of Independent Auditor

The Board of Directors and the Shareholders of China Merchants Americold Logistics Company Limited

We have audited the accompanying consolidated financial statements of China Merchants Americold Logistics Company Limited, which comprise the consolidated balance sheets as of December 31, 2016 and December 31, 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Merchants Americold Logistics Company Limited at December 31, 2016 and December 31, 2015, and the consolidated results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Hua Ming LLP

Shenzhen, the People’s Republic of China

March 17, 2017

Except for Note 29 and 30, as to which the date is

September 1, 2017

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

We have audited the accompanying consolidated financial statements of China Merchants Americold Logistics Company Limited and its subsidiaries (the “Company”), which comprise the consolidated statement of financial position as of December 31, 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flow for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Merchants Americold Logistics Company Limited and its subsidiaries as of December 31, 2014, and the results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

The accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flow for the year ended December 31, 2013, and the related notes to the consolidated financial statements were not audited, reviewed or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shenzhen, Guangdong, People’s Republic of China

December 26, 2016

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

	Notes	2016	2015	2014
		RMB’000	RMB’000	RMB’000
Revenue	8	232,051	239,369	253,191
Cost of sales		(214,430)	(235,613)	(269,753)

Gross profit(loss)		17,621	3,756	(16,562)
Administrative expenses		(31,569)	(30,439)	(37,975)
Impairment loss of goodwill	9	—	—	(110,190)
Impairment loss of intangible assets	9	—	—	(5,000)
Other gains (losses), net	10	212	(582)	(3,101)
Interest income	11	120	3,618	1,935
Finance costs	12	(4,340)	(5,947)	(4,832)

Loss before income tax	14	(17,956)	(29,594)	(175,725)
Income tax credit	13	199	365	1,457

Loss for the year		(17,757)	(29,229)	(174,268)

Other comprehensive income:
Item that may be subsequently reclassified to profit and loss
Exchange difference arising on translation		353	603	244

Total comprehensive loss		(17,404)	(28,626)	(174,024)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2016 AND DECEMBER 31, 2015

	Notes	2016	2015
		RMB’000	RMB’000
ASSETS
NON-CURRENT ASSETS
Prepaid lease payment	15	5,334	5,458
Property, plant, and equipment	16	96,034	114,291
Goodwill		104,859	104,859

Total non-current assets		206,227	224,608

CURRENT ASSETS
Trade debtors	17	40,974	37,027
Deposits, prepayments and other receivable	18	57,513	60,932
Inventories	19	2,987	2,840
Bank balances and cash	20	82,132	25,319

Total current assets		183,606	126,118

Total assets		389,833	350,726

EQUITY
Share capital	21	7	7
Other reserves		415,200	414,847
Accumulated deficit		(271,920)	(254,163)

Total equity		143,287	160,691

LIABILITIES
NON-CURRENT LIABILITIES
Loans from a fellow subsidiary	28(h)	—	60,000
Deferred tax liabilities	23	1,588	1,787
Other non-current liabilities	24	13,857	14,890

Total non-current liabilities		15,445	76,677

CURRENT LIABILITIES
Creditors and accruals	22	141,225	73,285
Loans from a fellow subsidiary	28(h)	89,876	20,000
Bank borrowings	25	—	20,073

Total current liabilities		231,101	113,358

Total liabilities		246,546	190,035

Total equity and liabilities		389,833	350,726

The consolidated financial statements were approved and authorised for issue by the Board of Directors on March 17, 2017, except for Note 29 and 30, which were reapproved and reauthorized on September 1, 2017.

/s/ Chen, Haizhao	/s/ Zhang, Rui
DIRECTOR	DIRECTOR

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

	Share Capital	Capital reserve	Statutory reserve	Exchange reserve	Accumulated deficit	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(note 28(i))	(note)
Balance at January 1, 2014	7	371,774	934	32,622	(50,666)	354,671
Loss for the year	—	—	—	—	(174,268)	(174,268)
Other comprehensive income	—	—	—	244	—	244

Total comprehensive income (loss) for the year	—	—	—	244	(174,268)	(174,024)

Balance at December 31, 2014	7	371,774	934	32,866	(224,934)	180,647
Loss for the year	—	—	—	—	(29,229)	(29,229)
Other comprehensive income	—	—	—	603	—	603

Total comprehensive income (loss) for the year	—	—	—	603	(29,229)	(28,626)
Shareholders’ contribution	—	8,670	—	—	—	8,670

Balance at December 31, 2015	7	380,444	934	33,469	(254,163)	160,691
Loss for the year	—	—	—	—	(17,757)	(17,757)
Other comprehensive income	—	—	—	353	—	353

Total comprehensive income (loss) for the year	—	—	—	353	(17,757)	(17,404)
Balance at December 31, 2016	7	380,444	934	33,822	(271,920)	143,287

Note:	Pursuant to the articles of association of the subsidiaries established in the People’s Republic of China and relevant regulations, statutory reserve was appropriated based on 10% of the net profit after tax every year and included in “other reserves”. The statutory reserve fund of RMB934,000 as of December 31, 2016 (December 31, 2015 and December 31, 2014: RMB934,000) can be used, upon approval by the relevant authority, to make up losses of the subsidiaries or increase share capital.

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

	Note	2016	2015	2014
		RMB’000	RMB’000	RMB’000
OPERATING ACTIVITIES
Net cash inflows (outflows) from operations	26	76,391	27,138	(17,214)

Net cash generated from (used in) operating activities		76,391	27,138	(17,214)

INVESTING ACTIVITIES
Purchases of property, plant and equipment		(13,460)	(7,876)	(18,358)
Proceeds from disposal of property, plant and equipment		5,092	2,712	353
Advances to a third party		—	—	(26,587)
Repayment of advances to a third party		3,000	7,566	—
Interest income		120	3,618	1,935

Net cash (used in) generated from investing activities		(5,248)	6,020	(42,657)

FINANCING ACTIVITIES
Cash receipts from shareholders’ contribution		—	8,670	—
New bank borrowings raised		—	—	31,963
Loans from a fellow subsidiary		29,876	60,000	20,000
Repayments of bank borrowings		(20,073)	(28,090)	(3,400)
Repayments of loans from a fellow subsidiary		(20,000)	(60,000)	—
Interests paid		(3,737)	(4,030)	(4,107)

Net cash (used in) generate from financing activities		(13,934)	(23,450)	44,456

Net increase (decrease) in bank balances and cash		57,209	9,708	(15,415)
Bank balances and cash at the beginning of the year		25,319	15,324	30,496
Exchange difference on bank balances and cash		(396)	287	243

Bank balances and cash at the end of the year		82,132	25,319	15,324

The accompanying notes are an integral part of these consolidated financial statements.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

1. GENERAL INFORMATION

China Merchants Americold Logistics Company Limited (the “Company”) was incorporated as a limited liability company under the laws of British Virgin Islands (“BVI”) on January 20, 2010. The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are primarily provision of cold chain transportation and warehousing services in the People’s Republic of China (the “PRC”). Details of the Company’ subsidiaries as of December 31, 2016 and December 31, 2015 are in the note 2.

The immediate holding company is Smart Ally Holdings Limited, a private limited liability company incorporated in BVI and the ultimate holding company is China Merchants Group Limited, a state-owned enterprise registered in the PRC.

The address of the registered office of the Company is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, BVI.

2. BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRSs”).

The consolidated financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

These consolidated financial statements are presented in Renminbi (“RMB”), unless otherwise stated.

Going concern

At December 31, 2015, the Group has net current assets of RMB12,760,000. At December 31, 2016, the Group has net current liabilities of RMB 47,496,000. China Merchants Logistics Group Co., Ltd., the intermediate holding company of the Group, has confirmed its intention to provide continuing financial support to the Company so as to enable it to continue its operating activities for the next twelve months from the approval date of the consolidated financial statements for the year ended December 31, 2016. The directors therefore believe that the Company will continue as a going concern, and have prepared the consolidated financial statements on a going concern basis.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

2. BASIS OF PREPARATION (continued)

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The following is the details of the subsidiaries held by the Company at December 31, 2016 and December 31, 2015:

Name of subsidiary	Date of establishment	Place of incorporation and nature of legal entity	Principal activities and place of operation	Particulars of issued share capital/ paid in capital	Proportion of nominal value of issued share capital/registered capital/equity interests and voting power held by the Company
					2016	2015
China Merchants Americold Logistics (Hong Kong) Company Limited	March 29, 2010	Hong Kong, limited liability company	Investment holding and trading, Hong Kong	Hong Kong dollar (“HK$”)[1]	100%	100%
China Merchants Americold Logistics (Wuhan) Company Limited	September 16, 2013	The PRC, limited liability company	Development and operation of cold chain transportation and warehouse, the PRC	United States dollar (“US$”) 1,000,000	100%	100%
Kangxin Logistics (Tianjin) Company Limited	March 8, 2004	The PRC, limited liability company	Development and operation of cold chain transportation and warehouse, the PRC	US$8,789,300	100%	100%
Shenzhen China Merchants Americold Trading Company Limited	September 27, 2011	The PRC, limited liability company	Domestic trading and electronic commerce, the PRC	RMB5,000,000	100%	100%
China Merchants Americold Logistics (Zhengzhou) Company Limited	May 26, 2014	The PRC, limited liability company	Development and operation of cold chain transportation and warehouse, the PRC	US$1,000,000	100%	100%

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

3. APPLICATION OF NEW AND REVISED IFRSs

(i)	Revision and amendments to existing standards and interpretation effective in the year ended December 31, 2016 but have no impact on the Group’s consolidated financial statements

IFRS 14	Regulatory Deferral Accounts
Amendments to IFRS 10, Exception IFRS 12 and IAS 28(2011)	Investment Entities: Applying the Consolidation
Amendments to IFRS 11 Operations	Accounting for Acquisitions of Interests in Joint
Amendments to IAS 1	Disclosure Initiative
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants
Amendments to IAS 27 (2011)	Equity Method in Separate Financial Statements
Annual Improvements 2012-2014 Cycle	Amendments to a number of IFRSs

The adoption of the above revised standards has no significant financial effect on the Group’s consolidated financial statements.

(ii)	New standards and amendments to existing standards have been issued but are not yet effective for the financial year beginning on January 1, 2016 and have not been early adopted by the Group

IFRS 9	Financial Instruments[2]
IFRS 15	Revenue from Contracts with Customers[2]
IFRS 16	Leases[3]
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions[2]
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts[2]
Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers[2]
Amendments to IAS 7	Disclosure Initiative[1]
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[1]

1 Effective for annual periods beginning on or after 1 January 2017

2 Effective for annual periods beginning on or after 1 January 2018

3 Effective for annual periods beginning on or after 1 January 2019

4 No mandatory effective date yet determined but available for adoption

(iii)	New standards and amendments to existing standards have been issued but are not yet effective for the financial year beginning on January 1, 2016 and have not been early adopted by the Group

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

3. APPLICATION OF NEW AND REVISED IFRSs (continued)

Further information about those IFRSs that are expected to be applicable to the Group is as follows:

IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”)

IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 “Revenue” (“IAS 18”), IAS 11 “Construction Contracts” (“IAS 11”) and the related interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange of those goods or services. Specially, IFRS 15 introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added to IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The Group is assessing the impact of the application of IFRS 15 on the future financial statements.

IFRS 16 “Leases” (“IFRS 16”)

IFRS 16 was issued by IASB in January 2016. It will be effective for annual periods beginning on or after January 1, 2019 and will supersede IAS 17 “Leases” (“IAS 17”). This new standard provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessors and lessees. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

A lessee is required to recognize a right-of-use asset and a lease liability at the commencement of lease arrangement. Right-of-use asset includes the amount of initial measurement of lease liability, any lease payment made to the lessor at or before the lease commencement date, estimated cost to be incurred by the lessee for dismantling or removing the underlying assets from and restoring the

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

3. APPLICATION OF NEW AND REVISED IFRSs (continued)

site, as well as any other initial direct cost incurred by the lessee. Lease liability represents the present value of the lease payments. Subsequently, depreciation and impairment expenses, if any, on the right-of-use asset will be charged to profit or loss following the requirements of IAS 16 “Property, Plant and Equipment”, while lease liability will be increased by the interest accrual, which will be charged to profit or loss, and deducted by lease payments.

In respect of the lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Group is assessing the impact of the application of IFRS 16 on the future financial statements.

The directors of the Company anticipate that the application of other new and revised IFRSs upon their respective effective date will have no material impact on the consolidated financial statements.

4. SIGNIFICANT ACCOUNTING POLICIES

Current and non-current classification

The Company presents assets and liabilities in the balance sheets based on current and non-current classification. An asset as current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in a normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting periods;

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for rendering of services for cold chain transportation and warehousing services. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the Group and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Provision of services

Rent, storage and warehouse services revenue are recognized as services are provided. Customers may be charged in advance. Storage revenue is initially deferred and recognized ratably over the storage period. Warehouse services revenue is recognized as services are performed. The Company and its subsidiaries record transportation revenue and expenses upon delivery of the product.

Sales of goods

Sales of goods are recognized when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

Rental income

Operating lease rental income is recognized on a straight-line basis over the lease period.

Interest income

Interest income from a financial asset is recognized on a time-proportion basis using effective interest method when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Effective interest rate is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 “Share-based Payments”, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 “Inventories” or value in use in IAS 36 “Impairment of Assets”.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and the PRC entities is RMB, and the functional currency of the Hong Kong entity is Hong Kong dollar.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of profit or loss and other comprehensive income within “other gains (losses), net”.

Foreign exchange gains and losses that relate to borrowings and bank balances and cash are presented in the consolidated statements of profit or loss and other comprehensive income within “other gains (losses), net”.

Group companies

The results and financial position of all the group entities that have a functional currency different from the presentation currency, i.e. the subsidiary incorporated in Hong Kong, are translated into the presentation currency as follows:

•	assets and liabilities for each statement of financial position presented are translated at the year-end exchange rate;

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

•	income and expenses for each statement of profit or loss are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions);

•	all resulting exchange differences are recognized in other comprehensive income; and

•	For equity items, the historical rate is used; therefore, these equity items are not retranslated.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken to other comprehensive income and accumulated in exchange reserve. When a foreign operation is partially disposed of or sold, proportionate share of the exchange differences is reclassified to profit or loss as part of the gain or loss on disposal.

Property, plant and equipment

Property, plant and equipment comprise mainly warehouses, offices, plant and machinery, furniture, equipment and motor vehicles. Property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged in the consolidated statements of profit or loss and other comprehensive income during the financial period in which they are incurred.

Depreciation on property, plant and equipment other than assets under construction is calculated using the straight line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings and structures	20 - 30 years
Vehicles and machinery	5 - 20 years
Furniture, fittings and equipment	3 - 5 years
Asset retirement costs	Shorter of useful life or lease term

The Group changed the accounting estimates in respect of the useful lives of certain categories of property, plant and equipment effective on January 1, 2015. Details are set out in note 5.

No depreciation is provided on assets under construction. All direct costs relating to the construction of property, plant and equipment including interests and finance costs and foreign exchange differences on interests of the related borrowed funds during the construction period are capitalized as the cost of the property, plant and equipment.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount, as further explained in “impairment on tangible and intangible assets other than goodwill”.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “other gains (losses), net” in in the consolidated statements of profit or loss and other comprehensive income.

Asset retirement obligation

The Group incurs retirement obligations for certain assets. These obligations are recorded as liabilities equal to the present value of the estimated cost on discounted basis typically at the time the assets are installed. The costs associated with these liabilities are capitalized as part of the related assets and depreciated over the shorter of useful life or lease term of the related assets. Over time, the liabilities are accreted for the change in their present value.

Leasehold land and building

When a lease includes both land and building elements, the Group assesses the classification of each element as a finance or an operating lease separately based on the assessment as to whether substantially all the risks and rewards incidental to ownership of each element have been transferred to the Group, unless it is clear that both elements are operating leases in which case the entire lease is classified as an operating lease. Specifically, the minimum lease payments (including any lump-sum upfront payments) are allocated between the land and the building elements in proportion to the relative fair values of the leasehold interests in the land element and building element of the lease at the inception of the lease.

To the extent the allocation of the lease payments can be made reliably, interest in leasehold land that is accounted for as an operating lease is presented as “prepaid lease payments” in the consolidated statement of financial position and is amortized over the lease term on a straight-line basis. When the lease payments cannot be allocated reliably between the land and building elements, the entire lease is generally classified as a finance lease and accounted for as property, plant and equipment.

Goodwill

Goodwill arising on the acquisition of subsidiaries represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the company level.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Other intangible assets

Trademarks

Trademarks acquired in a business combination are recognized at the acquisition date. Trademarks have indefinite life and are carried at cost less accumulated impairment losses.

Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have useful lives between 8 to 13 years but was shortened to less than 1 year during the year ended December 31, 2014 (details set out in note 5) and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected lives.

Gains or losses arising from derecognition of other intangible assets are measured at the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in consolidated statements of profit or loss and comprehensive income in the period when the asset is derecognized.

Impairment on tangible and intangible assets other than goodwill

At the end of the reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with finite useful lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the CGU to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to CGUs for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that they may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or a CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets

The Group classifies its financial assets in the category of loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. Loans and receivables are carried at amortized cost using the effective interest method.

Regular purchases and sales of financial assets are recognized on the trade-date-the date on which the Group commits to purchase or sell the asset. Financial assets are initially recognized at fair value plus transaction costs for the Group’s financial assets. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine that there is objective evidence of an impairment loss include:

•	Significant financial difficulty of the issuer or obligor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

•	adverse changes in the payment status of borrowers in the portfolio; or

•	national or local economic conditions that correlate with defaults on the assets in the portfolio; or

•	Any other objective evidence that indicate an impairment of the financial asset may exist.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statements of profit or loss and other comprehensive income.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statements of profit or loss and other comprehensive income.

Debtors

Trade debtors are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade debtors and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Debtors are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in the consolidated statements of profit or loss and other comprehensive income. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of profit or loss and other comprehensive income.

Bank balances and cash

In the consolidated statement of financial position and cash flows, bank balances and cash include cash in hand and deposits held at call with banks.

Inventories

Inventories mainly represent merchandise stocks and fuel for the repairs and maintenance of machineries and vehicles, and are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Creditors

Trade creditors are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Creditors are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income using the effective interest method over the period of the borrowings.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period date.

Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the period in which the Group recognized as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

Current and deferred income tax

The tax expense for the year comprises current and deferred tax. Tax expense is recognized in the consolidated statements of profit or loss and other comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In that case the tax expense is also recognized in other comprehensive income or directly in equity, respectively.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from “loss before income tax” as reported in the consolidated statements of profit or loss and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and. their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

4. SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

Pension obligations

The Group participates in the employee retirement benefits plan of the respective municipal government in various places in the PRC where the Group operates. The Group is required to make monthly contributions calculated as a percentage of the monthly payroll costs and the respective municipal government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group. The Group’s contributions to the scheme are expensed as incurred.

Termination obligations

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to a termination when the entity has a detailed formal plan to terminate without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the end of the reporting period are discounted to present value.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risk and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases.

Where the Group is the lessee, rentals payable under operating leases (inducing land use right) net of any incentives received from the lessor are charged to the statement of profit or loss on the straight-line basis over the lease terms.

5. CHANGES IN ACCOUNTING ESTIMATES

Change in accounting estimates in respect of the useful lives of contractual customer relationship

The management of the Company perform periodic assessments on useful lives of its intangible assets that have definite useful lives. Based on the assessment conducted during the year ended December 31, 2014, the

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

5. CHANGES IN ACCOUNTING ESTIMATES (continued)

directors determined the useful lives of contractual customer relationship were shortened from 8 to 13 years to less than 1 year, due to the following reasons:

•	During the year, certain customers related to the intangible assets ceased to do business with the Company;

•	Based on the management’s assessment, the service contracts with one of the customers related to the intangible assets will not be renewed after its expiration in 2015; and

The actual revenue from these customers continues to be significantly below the forecasted revenue and such gap is widening in 2014.

Accordingly, the Group has adjusted the remaining useful lives of these assets since January 1, 2014 on a prospective basis. Such change in accounting estimate has resulted in an increase in loss attributable to the owners of the Company amounting to RMB16, 622,000 for the year ended December 31, 2014. The contractual customer relationship were fully amortized by December 31, 2014.

Change in accounting estimates in respect of the useful lives of property, plant and equipment

Periodically reviews are in place for the appropriateness of the estimated useful lives of its long-lived assets. In the review performed for the year ended December 31, 2015, the Group reviewed the useful lives of property, plant and equipment, and based on historical experiences, the Group reassessed that the warehouse building and goods shelves would be used for a longer period as a result of improved maintenance process, and hence updated the estimated useful lives of certain property, plant and equipment prospectively on January 1, 2015 as below:

Category	2016 and 2015	2014 and prior
Warehouse building	30 years	20 years
Goods shelves	20 years	10 years

The change of this accounting estimate has resulted in a decrease in loss attributable to the owners of the Company amounting to RMB1,053,000 for the year ended December 31, 2015.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

6. FINANCIAL RISK MANAGEMENT

6.1 Categories of financial instrument

	2016	2015
	RMB’000	RMB’000
Financial assets
Trade debtors	40,974	37,027
Deposits	50,824	51,625
Bank balances and cash	82,132	25,319

	173,930	113,971

Financial liabilities
Creditors	117,752	63,828
Bank borrowings	—	20,073
Loans from a fellow subsidiary	89,876	80,000

	207,628	163,901

6.2 Financial risk management objectives and policies

(i)	Market risk

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Risk management is carried out by senior management of the Group under policies approved by the directors of the Company.

(a)	Foreign exchange risk

The Group mainly operates in the PRC with most of the transactions settled in RMB. Since the majority of the bank balances and cash in each of the Group’s entities are denominated in the functional currencies of the respective group’s entities, the directors of the Company considered that the Group was not exposed to material foreign exchange risk.

(b)	Fair value interest rate risk and cash flow interest rate risk

The Group’s interest rate risk mainly arises from interest-bearing borrowings, bank deposits, loans from a fellow subsidiary and advances to a third party. Bank borrowings issued at variable rates as well as bank deposits expose the Group to cash flow interest rate risk whilst loans from a fellow subsidiary and advances to a third party at a fixed rate expose the Group to fair value interest rate risk.

The Group adopts a policy of maintaining an appropriate mix of fixed and floating rate borrowings which is achieved primarily through the contractual terms of borrowings. The position is regularly monitored and evaluated by reference of anticipated changes in market interest rate. The Group did not use any interest rate swap to hedge its interest rate risk during the year.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

6. FINANCIAL RISK MANAGEMENT (continued)

At December 31, 2016, if interest rates on variable-rate bank borrowings and bank deposits had been 30 basis points (2015: 30 basis points) higher/lower with all other variables held constant, post-tax loss for the year would have been RMB 8,000 (2015: RMB12,000) lower/higher, mainly as a result of higher/lower interest expense on floating-rate bank borrowings.

(ii)	Credit risk

Credit risk arises if a customer or other counterparty fails to meet its contractual obligations. The credit risk of the Group mainly arises from bank balances, trade debtors, deposits and prepayments.

Under PRC law, it is generally required that a commercial bank in the PRC that holds third-party cash deposits protect the depositors’ rights over and interests in their deposited money; PRC banks are subject to a series of risk control regulatory standards; and PRC bank regulatory authorities are empowered to take over the operation and management of any PRC bank that faces a material credit crisis. In the event of bankruptcy of one of the financial institutions in which the Group has deposits or investments, it may be unlikely to claim its deposits or investments back in full. The Group selected reputable financial institutions with high credit ratings to deposit its assets. The Group regularly monitors the ratings of the financial institutions in case of any defaults. There has been no recent history of default in relation to these financial institutions.

Trade debtors, deposits and prepayment are typically unsecured except for advances to a third party, which is secured by the goods owned by the third party. Trade debtors are derived from revenue earned from customers in the PRC, while deposits and prepayments are arisen from Group’s ordinary business. The risks with respect to trade debtors, deposits and prepayment are mitigated by credit evaluations the Group performs on its debtors and its ongoing monitoring of outstanding balances. The Group has no significant concentrations of credit risk with respect to its debtors except for the advance granted to a third party, as set out in note 18.

(iii)	Liquidity risk

Cash flow forecasts are prepared by management. Management monitors rolling forecasts on the Group’s liquidity requirements to ensure the Group maintains sufficient liquidity reserve to support sustainability and growth of the Group’s business. Currently, the Group finances its working capital requirements through a combination of funds generated from operations and borrowings.

At December 31, 2015, the Group has net current assets of RMB12,760,000. At December 31, 2016, the Group had net current liabilities of RMB47,497,000. China Merchants Logistics Holdings Co., Ltd., a fellow subsidiary of the Company, has confirmed its intention to provide continuing financial support to the Company so as to enable it to continue its operating activities for the next twelve months from the approval date of the consolidated financial statements for the year ended December 31, 2016. The directors therefore believe that the liquidity risk of Company is substantially mitigated.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

6. FINANCIAL RISK MANAGEMENT (continued)

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of the reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Weighted average effective interest rate	Repayable on demand or less than 3 months	Between 3 months to 1 year	Between 1 to 2 years	Between 2 to 5 years	Over 5 years	Carrying amount
	%	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2016
Loan from a fellow subsidiary	4.35	—	62,610	—	—		60,000
Loan from a fellow subsidiary	0.50	—	30,019	—	—		29,876
Trade and other payables	—	51,545	—	—	—		51,545
Payables to fellow subsidiaries	—	89,680	—	—	—		89,680

		141,225	92,629		—		231,101

As of December 31, 2015
Bank borrowings	2.11	—	20,179	—	—		20,073
Loan from a fellow subsidiary	4.35	—	—	62,610	—		60,000
Loan from a fellow subsidiary	5.60	—	20,000	—	—		20,000
Trade and other payables	—	20,401	18,036	—	—		38,437
Payables to fellow subsidiaries	—	25,391	—	—	—		25,391

		45,792	58,215	62,610	—		163,901

6.3 Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders or issue new shares.

6.4 Fair value estimation

The directors of the Company consider that the carrying amounts of financial assets and financial liabilities except for non-current loans from a fellow subsidiary recorded at amortized costs in the consolidated financial statements approximate their fair values at the end of the reporting period largely due to the short term maturities of these instruments.

As of December 31, 2015, the fair value of non-current loans from a fellow subsidiary amounted to RMB55,600,000 using a 9.7% discount rate based on risk-free rate, interest rate differential and adding a credit margin. The fair value of those non-current liabilities are not directly observable, but, instead, are corroborated by observable market data through statistical techniques, therefore, these are considered to be Level 2 inputs.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

7. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Impairment of goodwill

The goodwill of the Group was acquired through a business combination in prior year and initially measured at cost being the excess of the consideration paid over the fair value of the identifiable assets acquired net of the liabilities assumed of the acquired entity which was determined with the assistance of a professional valuer. The Group tests annually whether goodwill has suffered any impairment in accordance with the accounting policy stated in note 4. The recoverable amount of CGU has been determined based on value-in-use calculations. These calculations require the use of estimates.

With the assistance of qualified third party professional valuers, the management evaluated the recoverable amount of CGU at December 31, 2016, 2015 and 2014. The directors of the Company are of the view that as of the valuation date, the values of the goodwill of the Group were reduced from its value assigned upon acquisition, taking into accounts the material unfavorable changes in cold storage and logistics market conditions, loss of key customers, and reduction of logistics operation scale in Tianjin. Accordingly, an impairment loss of RMB110,190,000 was recognized for goodwill during the year ended December 31, 2014. No further impairment has been noted on goodwill based on the impairment assessment performed by the management as of December 31, 2016 and 2015.

The carrying amount of goodwill at December 31, 2016 and 2015 was RMB104,859,000.

8. REVENUE

The Group’s revenue mainly represents service income for provision of cold chain warehousing and transportation services and sales of goods as follows. Others represent service income for provision of export agent service and customs agent service.

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Warehousing services	126,234	104,847	89,383
Transportation services	94,303	91,149	105,066
Sales of goods	3,946	37,236	41,074
Others	7,568	6,137	17,668

	232,051	239,369	253,191

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

8. REVENUE (continued)

Information about major customers

Revenue from customers of the corresponding years contributing over 10% of the total sales of the Group are as follows:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Customer A	61,884	42,493	41,156
Customer B	N/A (note)	N/A (note)	39,303

Note: the corresponding revenue did not contribute over 10% of the total sales of the Group.

9. IMPAIRMENT LOSSES ON GOODWILL AND OTHER INTANGIBLE ASSETS

		2016	2015	2014
		RMB’000	RMB’000	RMB’000
Impairment losses on trademark	(i)	—	—	5,000
Impairment loss on goodwill	(ii)	—	—	110,190

		—	—	115,190

Notes:

(i)	During the year ended December 31, 2014, the directors determined that the Group will no longer use or renew the trademark “Kangxin Logistics” owned by Kangxin Logistics (Tianjin) Company Limited (“Kangxin Tianjin”), a subsidiary of the Group. Accordingly, full impairment loss of RMB5,000,000 has been recognized in respect of trademark.

(ii)	The Group performed impairment valuation analysis close to year end of 2016, 2015 and 2014 on goodwill which is designated to Kangxin Tianjin as a CGU. According to the impairment valuation analysis, the Group recognized impairment loss of RMB110,190,000 in relation to goodwill arising on acquisition of Kangxin Tianjin during the year ended December 31, 2014. The impairment loss on goodwill is primarily due to the material unfavorable changes in cold storage and logistics market conditions, loss of key customers, and reduction of logistics operation scale in Tianjin, the PRC.

The basis of the recoverable amount of the CGU and the major underlying assumptions are summarized below:

The recoverable amount of this unit has been determined based on a value in use calculation. The calculation uses cash flow projections based on financial budgets approved by management covering a 5-year discrete projection period with the cash flows beyond the 5-year period extrapolated using a steady long-term growth rate, and discount rate of 14%. The growth rates of the 5-year discrete projection period range from 6% to 20%. The long-term growth rate of 3% was determined by management based on a review of economic, industry, and country-specific factors. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, such estimation is based on the unit’s past

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

9. IMPAIRMENT LOSSES ON GOODWILL AND OTHER INTANGIBLE ASSETS (continued)

performance and management’s expectations for the market development for 5 years. Management believes that any reasonably possible change in any of these assumptions would not cause the aggregate carrying amount of the unit to exceed the aggregate recoverable amount of the unit.

10. OTHER GAINS (LOSSES), NET

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Provision for compensation	—	—	(2,445)
Gain (loss) on sale of property, plant and equipment	458	(1,461)	(615)
Foreign exchange (loss) gains, net	(965)	(821)	14
Government grants (note)	514	1,840	—
Others	205	(140)	(55)

	212	(582)	(3,101)

Note:	Government grants were received from the government of the PRC. In 2016, government grants were mainly for (i) subsidies for logistics equipment and facilities upgrades; and (ii) subsidies granted by local governments to encourage the Group to dispose vehicles with high emission. In 2015, government grants were mainly for (i) subsidies for value added tax reform from business tax; and (ii) subsidies granted by local governments to encourage the Group to dispose vehicles with high emission. There are no unfulfilled conditions or contingencies relating to the grants.

11. INTEREST INCOME

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Interest income on:
Advances to a third party	—	3,528	1,860
Bank deposits	120	90	75

	120	3,618	1,935

12. FINANCE COSTS

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Interest expenses on:
Bank borrowings wholly repayable within five years	405	2,707	1,359
Loans from a fellow subsidiary wholly repayable within five years	3,332	2,553	2,845
Accretion on asset retirement obligations	603	687	628

	4,340	5,947	4,832

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

13. INCOME TAX CREDIT

The Group’s operations in mainland China are subject to corporate income tax law of the People’s Republic of China (“PRC Corporate Income Tax”). The standard PRC Corporate Income Tax rate is 25% (2015 and 2014: 25%).

The amount of taxation credited to profit or loss represents as follows:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Deferred income tax	199	365	1,457

The income tax credit for the year can be reconciled to the accounting loss as follows:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Loss before tax	(17,956)	(29,594)	(175,725)

Income tax credit calculated at 25%(2015 and 2014: 25%)	(4,489)	(7,398)	(43,931)
Effect of different tax rate of a subsidiary operating in other jurisdiction	215	152	384
Effect of expenses not deductible for tax purpose	2,430	886	29,118
Effect of deductible temporary differences not recognized	443	529	442
Effect of tax losses not recognized	1,710	5,275	12,530
Tax losses utilized from previous periods	(379)	—	—
Others	(129)	191	—

Income tax credit	(199)	(365)	(1,457)

As of December 31, 2016, the Group has unused tax losses of RMB 84,010,000 (December 31, 2015: RMB78,069,000, December 31, 2014: RMB62,457,000) available to offset against future profits. No deferred tax asset has been recognized in respect of such unused tax losses due to the unpredictability of future profit stream for the years ended December 31, 2016 December 31, 2015 and December 31, 2014. The expiry terms of the deductible losses that no deferred tax assets have been provided are as followings:

2016
RMB’000
2017	13,095
2018	11,847
2019	31,129
2020	21,098
2021	6,841

84,010

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

14. LOSS BEFORE TAX

Loss before tax has been arrived at after charging (crediting):

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Depreciation of property, plant and equipment	27,082	26,790	24,324
Amortization of prepaid lease payment	124	124	142
Amortization of other intangible assets	—	—	18,670

Total depreciation and amortization	27,206	26,914	43,136

Retirement benefit scheme contributions	4,085	4,241	5,199
Salaries and other benefits	31,898	37,002	49,053

Total staff costs	35,983	41,243	54,252

Impairment losses recognized on receivables	434	402	10
Rental expenses (note)	40,839	56,026	52,889
Cost of sales for trading revenue	16,401	15,193	37,350
Government grants	(514)	(1,840)	—

Note: Rental expenses have been charged in “cost of sales”.

15. PREPAID LEASE PAYMENT

The movements of prepaid leases payment are analyzed as follows:

	2016	2015
	RMB’000	RMB’000
Analyzed for reporting purpose as:
At January 1	5,458	5,582
Amortization	(124)	(124)

At December 31	5,334	5,458

The prepaid lease payment are all in respect of land use rights located in the PRC held under a 50-year lease term.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

16. PROPERTY, PLANT AND EQUIPMENT

	Buildings and structures	Vehicles and machinery	Furniture, fittings and equipment	Assets under construction	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At January 1, 2015	101,585	105,653	8,520	20,990	236,748

Additions	5,744	1,997	790	5,857	14,388
Transfers	11,758	—	5,968	(17,726)	—
Disposal	—	(37,081)	(295)	—	(37,376)

At December 31, 2015	119,087	70,569	14,983	9,121	213,760

Additions	5,842	1,982	526	5,109	13,459
Transfers	11,287	2,623	—	(13,910)	—
Disposal	(1,545)	(22,782)	(343)	—	(24,670)

At December 31, 2016	134,671	52,392	15,166	320	202,549

ACCUMULATED DEPRECIATION
At January 1, 2015	33,362	66,108	6,412	—	105,882

Depreciation provided for the year	16,441	7,492	2,857	—	26,790
Disposals	—	(32,928)	(275)	—	(33,203)

At December 31, 2015	49,803	40,672	8,994	—	99,469

Depreciation provided for the year	17,297	6,857	2,928	—	27,082
Disposals	(156)	(19,570)	(310)	—	(20,036)

At December 31, 2016	66,944	27,959	11,612	—	106,515

CARRYING VALUES
At December 31, 2015	69,284	29,897	5,989	9,121	114,291

At December 31, 2016	67,727	24,433	3,554	320	96,034

Depreciation expenses of RMB 26,573,000 (2015: RMB26,281,000, 2014: RMB23,443,000) and RMB509,000 (2015: RMB509,000, 2014: RMB881,000) have been charged in “cost of sales”, and “administrative expenses”, respectively.

17. TRADE DEBTORS

	2016	2015
	RMB’000	RMB’000
Trade debtors from fellow subsidiaries (note 28(f))	135	—
Other trade debtors	41,692	37,446
Less: impairment on receivables	(853)	(419)

Trade debtors, net	40,974	37,027

Impairment on receivables has been included in administrative expenses in the consolidated statements of profit or loss and other comprehensive income.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

17. TRADE DEBTORS (continued)

Before accepting any new customer, the Group assesses the potential customer’s credit quality and defines credit limits by customers. Limits and scoring attributed to customers are reviewed periodically. The directors do not consider the Group is exposed to material credit risk in associated with trade debtors. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group does not hold any collateral as security.

The aging of trade debtors that are past due as at the end of the reporting period but not impaired is within 180 days.

Movement of impairment on trade debtors:

	2016	2015
	RMB’000	RMB’000
January 1	419	16
Impairment losses recognized on receivables	434	402
Exchange realignment	—	1

December 31	853	419

18. DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLE

	2016	2015
	RMB’000	RMB’000
Receivables from fellow subsidiaries (note 28(f))	14,297	13,735
Advances to a third party (note)	22,548	22,548
Rental deposit	5,100	5,309
Prepayments	4,963	7,336
Value added tax recoverable	1,725	1,971
Other receivables	8,880	10,033

	57,513	60,932

Note:	Shenzhen China Merchants Americold Trading Company Limited, a subsidiary of the Group, entered into agreements with a third party to make them several advances, using the goods owned by this third party as a collateral. The amounts will be paid back from the proceeds from the sales of the goods by the third party to its customers. The advances are interest bearing at 1.25% per 30 days and repayable if these goods are not sold out in one year.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

19. INVENTORIES

	2016	2015
	RMB’000	RMB’000
Merchandise stocks	2,688	2,440
Fuel	299	400
Less: allowance for decline in value of inventories	—	—

	2,987	2,840

20. BANK BALANCES AND CASH

	2016	2015
	RMB’000	RMB’000
Cash at bank and on hand	82,132	25,319

Cash at bank earns interest at market rates which range from 0.01% to 0.35% (2015: 0.01% to 0.385%) per annum.

21. SHARE CAPITAL

	2016	2015
Authorized:
50,000 ordinary shares of US$1 each	US$50,000	US$50,000

Issued and fully paid: 1,000 ordinary shares of US$1 each	US$1,000	US$1,000

Shown in the financial statements	RMB7,000	RMB7,000

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

22. CREDITORS AND ACCRUALS

	2016	2015
	RMB’000	RMB’000
Payables to fellow subsidiaries (note 28(g))	89,680	25,391
Accrued transportation expenses	16,989	13,758
Salaries payable	5,555	8,214
Payables for construction projects	6,368	6,439
Accrued system service fees	10,658	5,521
Trade payables	6,653	4,750
Advance from customers	1,688	4,433
Other payables	3,634	4,779

	141,225	73,285

23. DEFERRED TAX LIABILITY

Fair value adjustment on business combination
RMB’000
At January 1, 2015	2,152
Credited in profit or loss	(365)

At December 31, 2015	1,787
Credited in profit or loss	(199)

At December 31, 2016	1,588

24. OTHER NON-CURRENT LIABILITIES

	2016	2015
	RMB’000	RMB’000
Asset retirement obligations	13,857	14,890

Asset retirement obligations represent the present value of the estimated costs on a discounted basis to restore the leased warehouses to their original state in accordance to the lease contracts with lease periods of 5 to 20 years.

25. BANK BORROWINGS

	2016	2015
	RMB’000	RMB’000
Current	—	—
Unsecured	—	20,073

	—	20,073

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

25. BANK BORROWINGS (continued)

At December 31, 2015, the Group had bank borrowing amounting to RMB 20,073,000 with maturity of 3 months. The weighted average effective interest rate was 2.11% per annum. The total bank borrowing was repaid in 2016.

Details of bank borrowings as at December 31, 2015 as follows:

	Maturity date	Effective interest rate	Carrying amount At December 31, 2015
			RMB’000
Floating-rate borrowings:
Unsecured HK$ bank loan of HK$ 3,000,000	March 21, 2016	Hong Kong Inter Bank Offered Rate (“Hibor”)+1.5%	2,513
Unsecured HK$ bank loan of HK$ 3,000,000	March 21, 2016	Hibor+1.5%	2,513
Unsecured HK$ bank loan of HK$ 4,000,000	March 31, 2016	Hibor+1.5%	3,351
Unsecured US$ bank loan of US$800,000	March 28, 2016	London Inter Bank Offered Rate (“Libor”)+1.5%	5,196
Unsecured US$ bank loan of US$500,000	February 29, 2016	Libor+1.5%	3,250
Unsecured US$ bank loan of US$500,000	February 29, 2016	Libor+1.5%	3,250

Total			20,073

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

26. NET CASH INFLOWS (OUTFLOWS) FROM OPERATIONS

The reconciliation from loss before tax to cash generated from operations is set out as follows:

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Loss before income tax	(17,956)	(29,594)	(175,725)
Adjustments for:
Provision of impairment for receivables	434	402	10
Impairment loss on goodwill	—	—	110,190
Impairment loss on trademark	—	—	5,000
Depreciation	27,082	26,790	24,324
Amortization	124	124	18,812
(Gain) loss on sales of property, plant and equipment	(458)	1,461	615
Interest income	(120)	(3,618)	(1,935)
Finance costs	3,737	5,947	4,832

Operating profit (loss) before working capital changes	12,843	1,512	(13,877)
(Increase) decrease in inventories	(145)	3,509	1,942
(Increase) decrease in debtors, deposits and prepayments	(3,214)	11,008	(379)
Increase (decrease) in creditors and accruals	67,940	9,888	(5,713)
(Decrease) increase in other non-current liabilities	(1,033)	1,221	813

Net cash inflows (outflows) from operations	76,391	27,138	(17,214)

27. OPERATING LEASES COMMITMENTS AND ARRANGEMENTS

The Group as lessee

The Group leases various warehouses under non-cancellable operating lease agreements. Most of the lease terms are 10 years and the majority of lease agreements are renewable at the end of the lease period at market rate.

	2016	2015
	RMB’000	RMB’000
Within 1 year	19,894	26,197
2-5 years	17,699	34,569
Over 5 years	1,584	3,038

	39,177	63,804

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

27. OPERATING LEASES COMMITMENTS AND ARRANGEMENTS (continued)

The Group as lessor

Property rental income from property, plant and equipment earned during the year was RMB 10,064,000 (2015: RMB 5,904,000; 2014: RMB18,174,000).

At the end of the reporting period, the Group has contracted with tenants for the following future minimum lease receivables:

	2016	2015
	RMB’000	RMB’000
Within 1 year	—	7,497

28. RELATED PARTY TRANSACTIONS

The Company’s shareholders are Smart Ally Holdings Limited and Americold Logistics Hong Kong Limited, which owns 51% and 49% of the Company’s shares respectively. The ultimate holding company of the Company is China Merchants Group Limited, which is a state-owned enterprise in the PRC.

The Group engages in a significant volume of transactions with unconsolidated entities under common control and those transactions could result in the Group’s operating results or financial position being significantly different from those that would have been obtained if the Group was autonomous.

During the years, the Group entered into the following transactions with related parties in the ordinary course of business:

(a) Revenue

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Income for trading of goods from fellow subsidiaries	902	4,152	763
Consulting services income from fellow subsidiaries	3,600	3,300	2,745
Management fee income rendered to a fellow subsidiary	3,968	—	—

	8,470	7,452	3,508

(b) Warehousing expenses

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Warehousing expenses paid to a fellow subsidiary	6,637	4,218	3,020

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

28. RELATED PARTY TRANSACTIONS (continued)

(c) Rental expenses

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Rental expenses paid to fellow subsidiaries	5,102	3,221	1,703

(d) Other expenses

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Other expenses paid to fellow subsidiaries	5,391	2,744	1,585

(e) Interest expenses

	2016	2015	2014
	RMB’000	RMB’000	RMB’000
Interest expense paid to a fellow subsidiary	3,368	2,553	2,845

(f) Receivables

	2016	2015
	RMB’000	RMB’000
Trade receivables from fellow subsidiaries (note 17)	135	—
Other receivables from fellow subsidiaries (note 18)	14,297	13,735

	14,432	13,735

In 2016 and 2015, no provision of impairment for doubtful debts had been made for the receivables due from fellow subsidiaries.

Amounts are unsecured, interest free and repayable on demand.

(g) Payables

	2016	2015
	RMB’000	RMB’000
Interests payable to a fellow subsidiary	1,723	1,327
Other payables to fellow subsidiaries	87,957	24,064

	89,680	25,391

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

28. RELATED PARTY TRANSACTIONS (continued)

Amounts are unsecured, interest free and repayable on demand.

(h) Loans from a fellow subsidiary

	2016	2015
	RMB’000	RMB’000
Loans from a fellow subsidiary	89,876	80,000

At December 31, 2016, the balance comprising a loan of RMB60,000,000 bearing interest at annual rate of 4.35% which will be repayable on March 25, 2017, and a loan of HKD33,400 thousand bearing interest at annual rate of 0.5% which will be repayable on November 20, 2017.

At December 31, 2015, the loans of RMB80,000,000 granted by a fellow subsidiary were unsecured, comprising a loan of RMB60,000,000 bearing interest at annual rate of 4.35% and repayable on March 25, 2017, and a loan of RMB20,000,000 bearing interest at annual rate of 5.6% and repayable on July 2, 2016.

(i) Capital contribution

	2016	2015
	RMB’000	RMB’000
Capital contribution from Shareholders	380,444	380,444

Pursuant to a confirmation letter received by the Company from its shareholders in respect of the amounts received from the shareholders amounting to RMB 380,444,000 as of December 31, 2016 and 2015. The shareholders confirmed that the amounts are capital contribution to support the operation and development of the Group, and do not require repayment.

(j) Key management compensation

	2016	2015
	RMB’000	RMB’000
Salaries, bonus and incentive compensation	850	2,938

The key management includes directors, supervisors and senior management of the Company. There are a total of 8 (2015: 10) key management personnel in the Company.

(k) Transactions/balances with other PRC government controlled entities

In addition, the Group has entered into various transactions, including deposits placement, borrowings and other general banking facilities, with certain banks and financial institutions which are government-related entities in its ordinary course of business. In view of the natures of those banking transactions, the directors of the Company are of the opinion that separate disclosure would not be meaningful.

CHINA MERCHANTS AMERICOLD LOGISTICS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, DECEMBER 31, 2015 AND DECEMBER 31, 2014

29. EVENTS OCCURRED AFTER THE REPORTING PERIOD

Subsequent to the end of the reporting period, on March 29, 2017, the shareholder of the third party to whom the Group had RMB 22,548,000 of advance as detailed in note 18 fled overseas leaving significant debts behind. Therefore, the advance was assessed to be uncollectible and fully impaired in June 2017.

30. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors on March 17, 2017. The financial statements were reapproved and reauthorized for issue by the board of directors on September 1, 2017, together with Note 29 of the financial statements, which was added subsequent to the original issuance on March 17, 2017.

            Shares

Common Shares

PROSPECTUS

BofA Merrill Lynch

J.P. Morgan

RBC Capital Markets

Until             , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

                    , 2017

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than the underwriting discount, expected to be incurred by Americold Realty Trust (the “Registrant”) in connection with the sale of common shares being registered. All amounts are estimated except for Securities and Exchange Commission (“SEC”) registration fees, Financial Industry Regulatory Authority (“FINRA”) filing fees and New York Stock Exchange (“NYSE”) listing fees.

SEC registration fee		$1,245
FINRA filing fee		2,000
NYSE listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment

Item 32. Sales to Special Parties.

None.

Item 33. Recent Sales of Unregistered Securities.

Pursuant to the Americold Realty Trust 2010 Equity Incentive Plan, since September 1, 2014, the Registrant has issued (1) stock options to purchase an aggregate of 2,750,000 of its common shares to trustees, officers, employees and other eligible plan participants of the Registrant, of which options to purchase 370,000 common shares terminated without issuance or were forfeited by the participant, at an exercise price of $9.81 and (2) restricted stock units with respect to an aggregate of 192,047 of its common shares. The issuance of such stock options and restricted stock units and the issuance of common shares upon exercise of such stock options and settlement of such restricted stock units are deemed to be exempt from the registration requirements of the Securities Act or 1933, as amended (the “Securities Act”), in reliance on either or both of Rule 701 promulgated under the Securities Act or Section 4(a)(2) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation.

Item 34. Indemnification of Trustees and Officers.

Maryland law permits a Maryland real estate investment trust to include a provision in its declaration of trust eliminating the liability of its trustees and officers to the trust and its shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Registrant’s amended and restated declaration of trust (“declaration of trust”) contains a provision that eliminates its trustees’ and officers’ liability to the trust and its shareholders for money damages to the maximum extent permitted by Maryland law.

The Maryland REIT Law, or the MRL, permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted for directors and officers of Maryland corporations. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or certain other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

The MGCL prohibits a Maryland corporation from indemnifying a director or officer who has been adjudged liable in a suit by the corporation or on its behalf or in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received, however, indemnification for an adverse judgment in a suit by us or on our behalf, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

To the maximum extent permitted by Maryland law, the Registrant’s declaration of trust and the Registrant’s amended and restated bylaws (“bylaws”) obligate it to indemnify any individual who is made or threatened to be made a party to or witness in a proceeding by reason of his or her service:

•	as a trustee or officer; or

•	while a trustee or officer and at the Registrant’s request, as a director, officer, partner, manager, member or trustee of another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise, from and against any claim or liability to which he or she may become subject or that he or she may incur by reason of his or her service in any of these capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s declaration of trust and bylaws also permit it to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of the Registrant or any of its predecessors.

Upon the completion of the offering, the Registrant will have entered into indemnification agreements with each of its trustees and executive officers.

Item 35. Treatment of Proceeds from Stock being Registered.

None.

Item 36. Exhibits and Financial Statement Schedules.

(a) Financial Statements. See page F-1 for an index of the financial statements included in the registration statement.

(b) Exhibits.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Declaration of Trust

3.2*	Form of Amended and Restated Bylaws

4.1*	Form of Share Certificate for Common Shares

5.1*	Opinion of Venable LLP

8.1*	Opinion of King & Spalding LLP

10.1	Credit Agreement, dated as of December 1, 2015, by and among Americold Realty Operating Partnership, L.P., the Several Lenders and Letter of Credit Issuers from Time to Time Parties Thereto and JPMorgan Chase Bank, N.A., as Administrative Agent

10.2	Guarantee and Collateral Agreement, dated as of December 1, 2015, by and among Americold Realty Operating Partnership, L.P., the Subsidiaries of Americold Realty Operating Partnership, L.P. identified therein and JPMorgan Chase Bank, N.A., as Administrative Agent

10.3	Amendment No. 1 to Credit Agreement, dated as of July 18, 2016, by and among Americold Realty Operating Partnership, L.P., the other Loan Parties party thereto and JPMorgan Chase Bank, N.A. as Administrative Agent

10.4	Amendment No. 2 dated as of January 20, 2017, to the Credit Agreement dated as of December 1, 2015, among Americold Realty Operating Partnership, L.P., the Lenders and Letter of Credit Issuers from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent

10.5	Incremental Joinder Agreement dated as of February 8, 2017, to the Credit Agreement dated as of December 1, 2015, among Americold Realty Operating Partnership, L.P., the Lenders and Letter of Credit Issuers from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent

10.6	Incremental Joinder Agreement dated as of May 11, 2017, to the Credit Agreement dated as of December 1, 2015, among Americold Realty Operating Partnership, L.P., the Lenders and Letter of Credit Issuers from time to time party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent

10.7*	Credit Agreement, dated as of November , 2017, by and among Americold Realty Operating Partnership, L.P., the Several Lenders and Letter of Credit Issuers from Time to Time Parties Thereto and Bank of America, National Association, as Administrative Agent

10.8*	Guarantee and Collateral Agreement, dated as of November , 2017, by and among Americold Realty Operating Partnership, L.P., the Subsidiaries of Americold Realty Operating Partnership, L.P. identified therein and Bank of America, National Association, as Administrative Agent

10.9*#	Amended and Restated Employment Agreement between AmeriCold Logistics, LLC and Fred Boehler

10.10*#	Employment Agreement dated October 12, 2015 between AmeriCold Logistics, LLC and Marc Smernoff

10.11*#	Employment Agreement dated October 12, 2015 between AmeriCold Logistics, LLC and Thomas Novosel

10.12*#	Employment Agreement dated October 12, 2015 between AmeriCold Logistics, LLC and Thomas Musgrave

10.13*#	Form of Employment Letter

10.14*#	Americold Realty Trust 2010 Equity Incentive Plan

Exhibit No.	Description

10.15*#	Americold Realty Trust 2017 Omnibus Equity Incentive Plan

10.16*#	Form of Indemnification Agreement

10.17*	Form of Amended and Restated Shareholders Agreement

10.18*	Form of Registration Rights Agreement

10.19	Limited Partnership Agreement of Americold Realty Operating Partnership, L.P.

21.1*	List of Subsidiaries

23.1	Consent of Ernst & Young LLP

23.2	Consent of Ernst & Young Hua Ming LLP

23.3	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

23.4*	Consent of Venable LLP (included as part of Exhibit 5.1)

23.5*	Consent of King & Spalding LLP (included as part of Exhibit 8.1)

23.6	Consent of The Global Cold Chain Alliance

23.7	Consent of Cushman & Wakefield of Illinois, Inc.

24.1	Power of Attorney (included on the signature page to the registration statement)

*	To be filed by amendment.
#	Indicates management contract or compensatory plan.

Item 37. Undertakings.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on the 14th day of November 2017.

AMERICOLD REALTY TRUST

By:	/s/ Fred Boehler
	Name:	Fred Boehler
	Title:	President and Chief Executive Officer

Each of the undersigned officers and trustees of Americold Realty Trust hereby constitutes and appoints Fred Boehler and Marc Smernoff, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the Registration Statement of Americold Realty Trust on Form S-11, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and any and all amendments thereto (including post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Fred Boehler Fred Boehler	President, Chief Executive Officer and Trustee (Principal Executive Officer)	November 14, 2017

/s/ Marc Smernoff Marc Smernoff	Chief Financial Officer and Executive Vice President (Principal Financial Officer)	November 14, 2017

/s/ Thomas C. Novosel Thomas C. Novosel	Chief Accounting Officer and Senior Vice President (Principal Accounting Officer)	November 14, 2017

/s/ George J. Alburger George J. Alburger, Jr.	Trustee	November 14, 2017

/s/ Jeffrey M. Gault Jeffrey M. Gault	Trustee	November 14, 2017

/s/ Bradley J. Gross Bradley J. Gross	Trustee	November 14, 2017

/s/ Joel A. Holsinger Joel A. Holsinger	Trustee	November 14, 2017

Signature	Title	Date

/s/ Ronald Burkle Ronald Burkle	Trustee	November 14, 2017

/s/ Christopher Crampton Christopher Crampton	Trustee	November 14, 2017

/s/ Richard d’Abo Richard d’Abo	Trustee	November 14, 2017

/s/ Gregory Mays Gregory Mays	Trustee	November 14, 2017

/s/ Terrence J. Wallock Terrence J. Wallock	Trustee	November 14, 2017